As filed with the Securities and Exchange Commission on Commission on October 4, 2018.

Registration No. 333-227176

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Oi S.A. – In Judicial Reorganization

(Exact Name of Registrant as Specified in its Charter)

The Federative Republic of Brazil	4813	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Rua Humberto de Campos 425, 8th floor, Leblon

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

+55 21 3131-2918

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

East 40th Street, 10th Floor

New York, NY 10016

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Bagnall

White & Case LLP

200 S. Biscayne Blvd.

Suite 4900

Miami, FL 33131

(305) 371-2700

Approximate date of commencement of proposed sale to the public: As soon as practicable on or after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Rights to purchase Common Shares, no par value, of Oi S.A.	— (1)	US$—(2)

Common Shares, no par value, of Oi S.A. issuable upon exercise of rights (3)	US$999,025,949.70(4)	US$121,081.95(5)

(1)	The rights are being issued to holders of Common Shares and Preferred Shares at no charge and for no separate consideration.
(2)

Pursuant to Rule 457(g) under the Securities Act, no separate registration fee is required with respect to the rights because they are being registered in the same registration statement as the Common Shares issuable upon exercise thereof.

(3)

The Common Shares may be represented by American Depositary Shares, or ADSs, each of which represents five Common Shares, evidenced by American Depositary Receipts, issuable on deposit of Common Shares, which have been registered pursuant to separate Registration Statements on Form F-6 (File No.333-179758, 333-195520 and 333-225618), which were filed on February 28, 2012, April 28, 2014 and June 14, 2018, respectively.

(4)

The Proposed Maximum Aggregate Offering Price (estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the U.S. Securities Act of 1933, as amended) is calculated in accordance with the aggregate gross proceeds in reais from the exercise of the maximum number of rights that may be issued pursuant to this registration statement, converted into U.S. dollars based on an exchange rate of R$4.0039=US$1.00, the PTAX selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil) on September 28, 2018.

(5)

The registration fee of US$121,081.95 is calculated in accordance with Rule 457(o) of the Securities Act. On August 31, 2018, the Registrant made the initial filing of this Registration Statement on Form F-1 (File No. 333-227176), or the Initial Registration Statement, relating to a proposed maximum aggregate offering price of US$971,062,342.20 (calculated in accordance with the aggregate gross proceeds in reais from the exercise of the maximum number of rights that may be issued pursuant to this registration statement, converted into U.S. dollars based on an exchange rate of R$4.1192=US$1.00, the PTAX selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil) on August 28, 2018), and paid a registration fee of US$120,897.26 calculated in accordance with Rule 457(o) of the Securities Act. Therefore, an additional US$184.69 registration fee due relating to the revised proposed maximum aggregate offering price for the securities offered by this amendment to the Initial Registration Statement has been paid with respect to this offering.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be distributed or sold prior to the time the registration statement becomes effective. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction where such offer or solicitation is not permitted.

Subject to Completion, Dated                     , 2018

PROSPECTUS

Oi S.A. – In Judicial Reorganization

(Incorporated in the Federative Republic of Brazil)

Offering of                  New Common Shares, which may be represented by

New American Depositary Shares

Offer Price: R$                 per New Common Share

U.S. dollar equivalent of R$                 per New Common American Depositary Share

This prospectus relates to:

•

the “Share Rights Offer,” in which holders of Oi’s common shares, or the Common Shares, and holders of Oi’s preferred shares, or the Preferred Shares, as of the Share Rights Record Date of 5:00 p.m. (Brasília time) on                 , or the Qualifying Shareholders, will receive transferable rights, or the Common Share Rights, to subscribe for new Common Shares, or the New Common Shares; and

•

the “ADS Rights Offer,” in which holders of American Depositary Shares, or ADSs, each representing five Common Shares, or the Common ADSs, and holders of ADSs, each representing one Preferred Share, or the Preferred ADSs, as of the ADS Rights Record Date of 5:00 p.m. (New York City time) on                 , or the Qualifying ADS Holders, will receive transferable rights, or the Common ADS Rights, to subscribe for new Common ADSs, or the New Common ADSs. The ADS Rights Offer and the Share Rights Offer are collectively referred to as the “Rights Offer.”

If you are a Qualifying ADS Holder (all times are New York City time):

•	You will receive Common ADS Rights per Common ADS held and Common ADS Rights per Preferred ADS held as of the ADS Rights Record Date.

•	Only whole numbers of Common ADS Rights will be issued and all entitlements will be reduced to the next lower number of whole Common ADS Rights.

•	One Common ADS Right allows you to subscribe for one New Common ADS.

•

As each New Common ADS represents five Common Shares, the New Common ADS Subscription Price is the U.S. dollar equivalent of five times the New Common Share Subscription Price of R$                , or R$                , in cash, per New Common ADS subscribed. The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for initial subscriptions of New Common ADSs will be the exchange rate assigned by The Bank of New York Mellon, as ADS Rights Agent, on or about                 . The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for Excess New Common ADSs (as defined below) will be the exchange rate assigned by the ADS Rights Agent on or about                 .

•

However, to validly subscribe for New Common ADSs (including Excess New Common ADSs), you will need to deposit with the ADS Rights Agent, in cash US$                 per New Common ADS subscribed or requested or the New Common ADS Deposit Amount, which is equal to US$                 (the U.S. dollar equivalent of five times the New Common Share Subscription Price based on the closing rate for the sale of U.S. dollars against the real as reported by the Brazilian Central Bank on                 ) per New Common ADS subscribed or requested, plus 20% of such amount to cover (1) currency rate fluctuations prior to the date the New Common Share Subscription Price must be deposited by the ADS Custodian (as defined below) with the B3 S.A. – Brasil, Bolsa, Balcão (formerly BM&FBOVESPA), or B3, with respect to the New Common Shares underlying the initial New Common ADSs or the Excess New Common ADSs, as the case may be, (2) the ADS Depositary’s issuance fee of US$0.05 per New Common ADS, or the ADS Issuance Fee, and (3) any other applicable fees, expenses or taxes.

•	You will be entitled to exercise your Common ADS Rights during the period commencing at 9:00 a.m. on and ending at 5:00 p.m. on , or the Common ADS Rights Expiration Time.
•	Common ADS Rights not validly exercised will expire without value and without compensation.

If you are a Qualifying Shareholder (all times are Brasília time):

•	You will receive Common Share Rights per Common Share or Preferred Share held as of the Share Rights Record Date.

•	Only whole numbers of Common Share Rights will be issued and all entitlements will be reduced to the next lower number of whole Common Share Rights.

•	One Common Share Right allows you to subscribe for one New Common Share.

•	The New Common Share Subscription Price is R$ in cash per New Common Share subscribed.

•	You will be entitled to exercise your Common Share Rights during the period commencing at 9:00 a.m. on and ending at 5:00 p.m. on , or the Share Rights Expiration Time.

•	Common Share Rights not validly exercised will expire without value and without compensation.

If not all of the New Common Shares are taken up initially in the Rights Offer as a result of the subscription of the New Common Shares to which holders of Common Share Rights (including the Brazilian custodian of the common shares and preferred shares underlying the ADSs, or the ADS Custodian) are entitled, holders of Common Share Rights and Common ADS Rights who exercised their Common Share Rights or Common ADS Rights, as the case may be, and manifested their intention to do so will also have the ability to acquire up to all of the New Common Shares not taken up initially in the Rights Offer, or the Excess New Common Shares, or New Common ADSs representing the Excess New Common Shares , or the Excess New Common ADSs, respectively.

Any and all New Common Shares that remain unsubscribed following the expiration of the Rights Offer, or the Unsubscribed Shares, will be purchased by the investors and fund managers, or the Backstop Investors, party to the Subscription and Commitment Agreement, dated December 19, 2017 (as amended), or the Commitment Agreement, between the RJ Debtors and the Backstop Investors, subject to the terms and conditions of the Commitment Agreement. For more information about the Commitment Agreement, see “The Offering—Backstop Commitment Agreement.”

As of September 28, 2018, we had 2,150,302,669 Common Shares (including Common Shares represented by Common ADSs) and 155,915,486 Preferred Shares (including Preferred Shares represented by Preferred ADSs) issued and outstanding, and we had outstanding warrants that are exercisable for 116,480,467 Common Shares. Based on the numbers of shares, we expect to issue                  New Common Shares (including New Common Shares represented by New Common ADSs) pursuant to the Rights Offer and the Commitment Agreement and to have                  New Common Shares (including New Common Shares represented by New Common ADSs) issued and outstanding following the expiration of the Rights Offer and the closing of the Commitment Agreement. We expect our gross proceeds from the Rights Offer to be approximately R$4,000 million (or US$                 million), our expenses to be approximately R$                 million (or US$                 million) and our net proceeds to be approximately R$                 million (or US$                 million).

We expect that the Common ADS Rights will trade on the NYSE beginning at 9:30 a.m. (New York City time) on                 . We expect that trading in Common ADS Rights will cease at 4:00 p.m. (New York City time) on                 . The Common ADS Rights are expected to trade under the ticker symbol “                .” The CUSIP number for the Common ADS Rights is                 . Subject to the procedures of the B3, holders of Common Share Rights whose Common Share Rights are deposited in the Depositary Central of the B3 (Central Depositária da B3) will be entitled to sell or transfer their Common Share Rights at any time prior to the Share Rights Expiration Time. We expect the Common Share Rights to trade on the B3 during the period from 9:00 a.m. (Brasília time) on                 , to 5:00 p.m. (Brasília time) on                 , under the symbol “                .”

We expect to deliver the initial New Common Shares subscribed for pursuant to the Share Rights Offer on or about                  and the Excess New Common Shares, if any, on or about                 .We expect the initial New Common ADSs subscribed for pursuant to the ADS Rights Offer will be delivered on or about                  and the Excess New Common ADSs, if any, will be delivered on or about                 . Application will be made for the New Common ADSs to be listed on the NYSE under the symbol “OIBR.C,” the same symbol under which the Common ADSs currently trade. Trading in the New Common ADSs is expected to commence on or about                 . The New Common Shares will be listed on the B3 under the symbol “OIBR3,” the same symbol under which the Common Shares currently trade. Trading in the New Common Shares is expected to commence on or about                 .

Investing in the Common ADSs and Common Shares involves a high degree of risk. Please see “Risk Factors” beginning on page 24 of this prospectus for a discussion of those risks.

Neither the United States Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense in the United States.

This document is important. If you are in any doubt as to the action you should take, you should consult your legal, financial, tax or other professional advisor.

The date of this prospectus is                 .

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of this document, regardless of the time of delivery of this prospectus or any sales of the securities offered hereby.

This prospectus is not an offer to sell and it is not a solicitation of an offer to buy securities in any jurisdiction in which the offer, sale or exchange is not permitted. The distribution of this prospectus and the offer or sale of the securities offered hereby in certain jurisdictions is restricted by law. This prospectus may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstance in which such offer or solicitation is not authorized or is unlawful. Recipients must not distribute this prospectus into jurisdictions where such distribution would be unlawful.

i

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”), neither the New Common Shares nor the New Common ADSs have been offered or will be offered to the public in that Relevant Member State, except that offers of any New Common Shares or New Common ADSs may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Directive); or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of New Common Shares or New Common ADSs shall require Oi to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any New Common Shares or New Common ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any New Common Shares or New Common ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any New Common Shares or New Common ADSs, as the same may be varied in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

This prospectus does not constitute an offer of New Common Shares or New Common ADSs to the public in the United Kingdom. No prospectus has been or will be approved in the United Kingdom in respect of the New Common Shares or New Common ADSs. Consequently this document is being distributed only to, and is directed at (a) persons who are outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (c) high net worth entities falling within article 49(2) of the Order, and other persons to whom it may be lawfully communicated (all such persons together being referred to as “relevant persons”). In addition, this communication is, in any event only directed at persons who are “qualified investors” (within the meaning of Section 86(7) of the Financial Services and Markets Act 2000, as amended. Any person who is not a relevant person should not act or rely on this document or any of its contents. Persons into whose possession this prospectus may come are required by Oi to inform themselves about and to observe such restrictions.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

Neither the New Common Shares nor the New Common ADSs may be publicly offered into or in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under Article 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland and therefore do not constitute an issuance prospectus within the meaning of the Swiss Code of Obligations or a listing prospectus within the meaning of the SIX listing rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the New Common Shares or the New Common ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

On September 28, 2018, the exchange rate for reais into U.S. dollars was R$4.004 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Brazilian Central Bank. The selling rate was R$3.8558 to US$1.00 on June 30, 2018, R$3.3080 to US$1.00 on December 31, 2017, R$3.2591 to US$1.00 on December 31, 2016 and R$3.9048 to US$1.00 on December 31, 2015, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on September 28, 2018 may not be indicative of future exchange rates. See “Exchange Rates” for information regarding exchange rates for the real since January 1, 2013.

Solely for the convenience of the reader, we have translated some amounts included in “Selected Financial Information” and in this prospectus from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank on June 30, 2018 of R$3.8558 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in reais. The following financial statements and the related notes thereto are included in this prospectus:

•

Oi’s unaudited condensed consolidated interim financial statements as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017, which we refer to as our unaudited interim consolidated financial statements; and

•

Oi’s audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, which we refer to as our audited consolidated financial statements.

We have prepared our unaudited interim consolidated financial statements and our audited consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, under the assumption that we will continue as a going concern. Our audited consolidated financial statements have been audited in accordance with Public Company Accounting Oversight Board, or PCAOB, standards.

Under U.S. GAAP, our management is required to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after our financial statements are issued. Our management’s assessment of our ability to continue as a going concern is discussed in note 1 to each of our audited consolidated financial statements included in this prospectus our unaudited interim consolidated financial statements included in this prospectus. As of December 31, 2017, our management had taken relevant steps in the RJ Process, particularly the preparation, presentation and approval of the RJ Plan, which allows our viability and continuity, and the approval of the RJ Plan by our creditors. Since December 31 2017, our management has been making the necessary efforts to implement and monitor the RJ Plan based on the understanding that our financial statements were prepared with a going concern assumption.

As a result of the RJ Proceedings (which are considered to be similar in all substantive respects to proceedings under Chapter 11 of the U.S. Bankruptcy Code of 1986, as amended, which we refer to as the U.S. Bankruptcy Code), we have applied Financial Accounting Standards Board Accounting Standards Codification 852 “Reorganizations”, or ASC 852, in preparing our consolidated financial statements. ASC 852 requires that financial statements separately disclose and distinguish transactions and events that are directly associated with our reorganization from transactions and events that are associated with the ongoing operations of our business. Accordingly, expenses, gains, losses and provisions for losses that are realized or incurred in the RJ Proceedings have been recorded under the classification “Restructuring expenses” in our consolidated statements of operations. In addition, our prepetition obligations that may be impacted by the RJ Proceedings based on our assessment of these obligations following the guidance of ASC 852 have been classified on our balance sheet as “Liabilities subject to compromise.” Prepetition liabilities subject to compromise are required to be reported at the amount allowed as a claim by the RJ Court, regardless of whether they may be settled for lesser amounts and remain subject to future adjustments based on negotiated settlements with claimants, actions of the RJ Court or other events.

The RJ Proceedings prompted us to perform a detailed analysis on the completeness and the accuracy of the judicial deposits and accounting balances of the other assets of the RJ Debtors. As a result, we determined the need to restate previously issued financial statements and related disclosures to correct errors. Accordingly, we are restating our consolidated financial statements for the year ended December 31, 2015. Restatement adjustments attributable to fiscal year 2014 and previous fiscal years are reflected as a net adjustment to retained earnings as of January 1, 2015.

The errors detected and corrected in our financial statements related to our judicial deposits, our provisions for contingencies, intragroup balances, tax credits and estimates of revenue from services rendered and not yet billed to customers, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation —Financial Presentation and Accounting Policies—Restatement” and note 2 to our audited consolidated financial statements included in this prospectus.

We are also required to prepare financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•	the Brazilian Corporate Law (as defined below);

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade); and

•	the accounting standards issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or the CPC.

Certain Defined Terms

General

Unless otherwise indicated or the context otherwise requires, all references to:

•	“our company,” “we,” “our,” “ours,” “us” or similar terms are to Oi and its consolidated subsidiaries;

•	“ADSs” are to American Depositary Shares;

•	the “ADS Custodian” are to Itaú Unibanco S.A., as Brazilian custodian of the Common Shares underlying the Common ADSs;

•

the “ADS Deposit Agreement” are to the Amended and Restated Deposit Agreement (Common Shares), dated February 28, 2012, among Oi, The Bank of New York Mellon, as the ADS Depositary, and all owners and holders from time to time of Common ADSs. The New Common ADSs will be issued pursuant to the ADS Deposit Agreement;

•	the “ADS Depositary” are to The Bank of New York Mellon, as depositary of the Common ADS program;

•	“Brazil” are to the Federative Republic of Brazil;

•	“Brazilian Corporate Law” are to, collectively, Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil.

•	“Common ADSs” are to ADSs, each representing five Common Shares;

•	“Common Shares” are to common shares of Oi;

•	“Copart 4” are to Copart 4 Participações S.A. – In Judicial Reorganization, an indirect wholly-owned subsidiary of Oi;

•	“Copart 5” are to Copart 5 Participações S.A. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi;

•	“Oi” are to Oi S.A. – In Judicial Reorganization;

•	“Oi Coop” are to Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi;

•	“Oi Mobile” are to Oi Móvel S.A. – In Judicial Reorganization, an indirect wholly-owned subsidiary of Oi;

•	“Pharol” are to Pharol, SGPS, S.A. (formerly known as Portugal Telecom, SGPS, S.A.);

•	“Preferred ADSs” are to American Depositary Shares, each representing one Preferred Share;

•	“Preferred Shares” are to preferred shares of Oi;

•

“PTIF” are to Portugal Telecom International Finance B.V. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi, which PT Portugal transferred to us in anticipation of our sale of PT Portugal in 2015;

•	“PT Portugal” are to PT Portugal, SGPS, S.A., which we acquired on May 5, 2014 and sold on June 2, 2015;

•	“Telemar” are to Telemar Norte Leste S.A. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi; and

•

“TmarPart” are to Telemar Participações S.A., which, prior to the capital increase of Oi on May 5, 2014, was the direct controlling shareholder of Oi and which merged with and into Oi on September 1, 2015.

Judicial Reorganization

The following defined terms relate to our global judicial reorganization. For more information, see “Presentation of Financial and Other Information—Financial Restructuring,” and “Business—Our Judicial Reorganization Proceedings.” Unless otherwise indicated or the context otherwise requires, all references to:

•	“Ad Hoc Group” are to a diverse ad hoc group of holders of the Defaulted Bonds;

•	“ADWs” are to American Depositary Warrants;

•	“Backstop Investors” are to the members of the Ad Hoc Group, the IBC and certain other unaffiliated bondholders party to the Commitment Agreement;

•	“Bondholder” are each holder of beneficial interests in the Defaulted Bonds;

•	“Bondholder Credits” are to unsecured a claim held by a creditor pursuant to the RJ Plan evidenced by the Defaulted Bonds;

v

•	“Brazilian Bankruptcy Law” are to Brazilian Law No. 11,101 of June 9, 2005;

•

“Brazilian Confirmation Date” are to February 5, 2018, the date in which the Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro);

•	“Brazilian Confirmation Order” are to the order entered by the RJ Court on January 8, 2018, ratifying and confirming the RJ Plan, but modifying certain provisions of the RJ Plan;

•

“Capitalization of Credits Capital Increase” are to the capital increase of R$10,600,097,221 through the issuance of 1,514,299,603 New Shares, paid for by the conversion of claims of Qualified Bondholders into New Shares in the form of Common ADSs (in connection with the settlement of the Qualified Recovery) and by R$477,841 in cash from existing shareholders of Oi who exercised their preemptive rights to subscribe for the New Shares in accordance with Brazilian Corporate Law, pursuant to Section 4.3.3.5 of the RJ Plan. The Capitalization of Credits Capital Increase was concluded on July 27, 2018;

•	“Chapter 15 Debtors” are to Oi, Telemar, Oi Coop and Oi Mobile;

•

“Commitment Agreement” are to the Subscription and Commitment Agreement, dated December 19, 2017 (as amended), between the RJ Debtors and the Backstop Investors, under which such bondholders agreed to backstop this Rights Offer, in accordance with the RJ Plan;

•

“Default Recovery” are to the general treatment provided for unsecured credits under the RJ Plan. Under the RJ Plan, Bondholders that were not Eligible Bondholders, did not make a valid election of the form of recovery for their Bondholder Credits, or do not participate in the settlement procedures will only be entitled to the Default Recovery with respect to the Bondholder Credits represented by their Bonds.

•	“Defaulted Bonds” are to the bonds issued by Oi, Oi Coop and PTIF;

•	“Dutch Court of Appeal” are to the Court of Appeal of Amsterdam, The Netherlands;

•	“Dutch District Court” are to the District Court of Amsterdam, The Netherlands;

•	“Eligible Bondholders” are to every Bondholder that individualized its Bondholder Credits in accordance with the procedures established in the RJ Plan and by the RJ Court;

•	“GCM” are to a General Creditors’ Meeting of creditors of our company recognized by the RJ Court. A GMC was held on December 19 and 20, 2017 to consider and vote on the RJ Plan;

•	“IBC” means the International Bondholder Committee, a second diverse ad hoc group of holders of the Defaulted Bonds;

•

“Judicial Ratification of the RJ Plan” are to the confirmation of the RJ Plan by the RJ Court. As used in this prospectus, the date of the Judicial Ratification of the RJ Plan means February 5, 2018 (i.e., the Brazilian Confirmation Date); provided that in the event that any appeal of the Brazilian Confirmation Order results in an appellate court overturning or modifying the Brazilian Confirmation Order, the Brazilian Confirmation Date shall be deemed to occur on the date on which the eventual appellate court’s decision, or that of a higher court (if further appeals of the appellate court’s decision are made), is published in such court’s official gazette. For more information about the appeals and motions for clarification filed with respect to the Brazilian Confirmation Order, see “Business—Our Judicial Reorganization Proceedings—Confirmation of Judicial Reorganization Plan by RJ Court;”

•

“New Notes” are to senior unsecured notes of Oi which were issued on July 27, 2018, in accordance with the terms of Section 4.3.3.3 of the RJ Plan and Exhibit 4.3.3.3(f) thereto, in connection with the Capitalization of Credits Capital Increase;

•

“New Shares” are to the 1,514,299,603 Common Shares that were issued on July 27, 2018 in connection with the Capitalization of Credits Capital Increase, of which 1,514,299,603 New Shares were issued to Qualified Bondholders in the form of Common ADSs, and 68,263 New Shares were issued to existing shareholders of Oi who exercised their preemptive rights to subscribe for the New Shares in accordance with Brazilian Corporate Law;

•	“Non-Qualified Bondholders” are to Eligible Bondholders with Bondholder Credits equal to or less than USD $750,000.00 (or the equivalent in other currencies);

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“Non-Qualified Credit Agreement” are to the credit agreement, dated as of July 27, 2018, entered into between the RJ Debtors and Lucid Agency Services Limited, as facility agent, in accordance with the terms of Section 4.3.3.1 of the RJ Plan and Exhibit 4.3.3.1(f) thereto;

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“Non-Qualified Recovery” are to the entitlement of certain Non-Qualified Bondholders to elect to have their Bondholder Credits Satisfied through the distribution to such Non-Qualified Bondholders of a participation interest in the Non-Qualified Credit Agreement;

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“Non-Qualified Recovery Settlement Procedure” are to the procedure to settle the Non-Qualified Recovery to which Non-Qualified Bondholders that have made valid recovery elections pursuant to the RJ Plan are entitled;

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“Oi Coop Composition Plan” are to the composition plan for Oi Coop providing for the restructuring of the claims against Oi Coop in the Netherlands in substantially the same terms and conditions as the RJ Plan;

•

“PTIF Composition Plan” are to the composition plan for PTIF providing for the restructuring of the claims against PTIF in the Netherlands in substantially the same terms and conditions as the RJ Plan;

•	“PTIF Shares” are to Common Shares previously held by PTIF, which were issued in the form of Common ADSs on July 27, 2018;

•	“Qualified Bondholders” are to Eligible Bondholders with Bondholder Credits greater than US$750,000.00 (or the equivalent in other currencies);

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“Qualified Recovery” are to the entitlement of certain Qualified Bondholders to elect to have their Bondholder Credits satisfied through the distribution to such Qualified Bondholders of a combination of New Notes, New Shares, PTIF Shares and Warrants in amounts determined based on the Bondholder Credits evidenced by the Bonds of each series held by a Bondholder, in accordance with Section 4.3.3.2 of the RJ Plan;

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“Qualified Recovery Settlement Procedure” are to the procedure to settle the Qualified Recovery to which Qualified Bondholders that have made valid recovery elections pursuant to the RJ Plan are entitled;

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“RJ Court” are to the 7th Commercial Court of the Judicial District of the State Capital of Rio de Janeiro. The RJ Court is adjudicating the judicial reorganization proceedings in Brazil involving the RJ Debtors.

•	“RJ Debtors” are to Oi, Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5;

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“RJ Plan” are to the judicial reorganization plan, as amended, of the RJ Debtors that was filed with the RJ Court and, on December 20, 2017, approved by a significant majority of creditors of each class present at the GCM held on December 19 and 20, 2017;

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“RJ Proceedings” are to the Brazilian proceedings for judicial reorganization (recuperação judicial) involving the RJ Debtors that are being adjudicated by the RJ Court, pursuant to a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law filed by the RJ Debtors with the RJ Court initially on June 20, 2016. On June 29, 2016, the RJ Court granted the processing of the RJ Proceedings of the RJ Debtors;

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“U.K. Recognition Orders” are to the orders granted by the High Court of Justice of England and Wales on Jun 23, 2016 recognizing the RJ Proceedings as a foreign main proceedings under the Cross-Border Insolvency Regulations 2006, which implements the United Nations Commission on International Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency in Great Britain, in relation to Oi, Telemar and Oi Mobile;

•	“U.S. Bankruptcy Court” are to the United States Bankruptcy Court for the Southern District of New York;

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“U.S. Recognition Order” are to the order granted by the U.S. Bankruptcy Court on July 22, 2016 recognizing the RJ Proceedings as the foreign main proceedings in respect of each of the Chapter 15 Debtors; and

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“Warrants” are to the 116,480,467 warrants (bonus de subscrição) that were issued on July 27, 2018 in connection with the Capitalization of Credits Capital Increase, pursuant to Section 4.3.3.6 of the RJ Plan, to acquire an equal number of Common Shares. Of the issued Warrants, 116,475,270 Warrants were issued to Qualified Bondholders in the form of ADWs, and 5,197 Warrants were issued to existing shareholders of Oi who exercised their preemptive rights to subscribe for the New Shares in the Capitalization of Credits Capital Increase in accordance with Brazilian Corporate Law.

Disposition of PT Portugal

On June 2, 2015, we sold all of the share capital of PT Portugal to Altice Portugal S.A., or Altice Portugal, under a share purchase agreement, or the PTP Share Purchase Agreement, for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds €2,750 million. We refer to this transaction as the PT Portugal Disposition.

In connection with the closing of the PT Portugal Disposition, Altice Portugal disbursed €5,789 million, of which €869 million was used by PT Portugal to prepay outstanding indebtedness, and €4,920 million was paid to our company in cash. We used the net cash proceeds of the PT Portugal Disposition for the prepayment and repayment of indebtedness of our company.

In anticipation of the PT Portugal Disposition, PT Portugal transferred all of the outstanding share capital of PTIF, its wholly-owned finance subsidiary, to Oi. As a result of this transfer, the indebtedness of PTIF, which had previously been classified as liabilities associated with assets held for sale in our consolidated financial statements, was reclassified as indebtedness of our company. In addition, in connection with the PT Portugal Disposition, PTIF assumed all obligations under PT Portugal’s outstanding 6.25% Notes due 2016.

In addition, PT Portugal transferred to Oi all of the outstanding share capital of PT Participações, SGPS, S.A., or PT Participações, which holds:

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our interest in Africatel Holding B.V., or Africatel, which holds our interests in telecommunications companies in Africa, including telecommunications companies in Angola, Cape Verde and São Tomé and Principe; and

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our interests in TPT—Telecomunicações Públicas de Timor, S.A., or TPT, a Portuguese holding company that owns Timor Telecom, S.A., which provides telecommunications, multimedia and IT services in Timor Leste in Asia.

Financial Restructuring

On March 9, 2016, we retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile.

Although we engaged in negotiations with the Ad Hoc Group seeking mutual agreement as to the basis for a consensual restructuring of the indebtedness of our company, after considering the challenges arising from our economic and financial situation in connection with the maturity schedule of our financial debts, the threats to our cash flows represented by imminent attachments or freezings of assets in judicial lawsuits, and the urgent need to adopt measures that protect our company, we concluded that filing for judicial reorganization (recuperação judicial) in Brazil would be the most appropriate course of action.

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant to an urgent measure approved by our board of directors. The filing of the petition that commenced the RJ Proceedings was a step towards our financial restructuring. On June 29, 2016, the RJ Court granted the processing of the RJ Proceedings of the RJ Debtors.

On December 19 and 20, 2017, the GCM was held to consider approval of the most recently filed judicial reorganization plan. The GCM concluded on December 20, 2017 following the approval of a judicial reorganization plan reflecting amendments to the judicial reorganization plan presented at the GCM as negotiated during the course of the GCM, which we refer to as the RJ Plan.

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date.

The Brazilian Confirmation Order, according to its terms, is currently binding on all parties, although still subject to appeals with no suspensive effect attributed to it. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims are entitled only to receive the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan.

We are in the process of implementing the RJ Plan and have concluded the implementation of the portions of the RJ Plan related to the restructuring of our financial indebtedness. For more information regarding the RJ Proceedings and the steps that we have taken to implement the RJ Plan, see “Business—Our Judicial Reorganization Proceedings.”

Share Splits

On November 18, 2014, Oi’s shareholders acting in an extraordinary general shareholders meeting authorized (1) the reverse split of all of the issued Common Shares into one Common Share for each 10 issued Common Shares, and (2) the reverse split of all of the issued Preferred Shares into one Preferred Share for each 10 issued Preferred Shares. This reverse share split became effective on December 22, 2014. There was no change in the ratio of Common ADSs or Preferred ADSs in connection with this reverse share split; each Common ADS continued to represent one of Common Share and each Preferred ADS continues to represent one Preferred Share. All references to numbers of shares of Oi, dividend amounts of Oi and earnings per share of Oi in this prospectus have been adjusted to give effect to the 10-for-one reverse share split.

On February 1, 2016, we changed the ratio applicable to Common ADSs from one Common Share per Common ADS to five Common Shares per Common ADS. All references to numbers of Common ADSs in this prospectus have been adjusted to give effect to this change in ratio.

Market Share and Other Information

We make statements in this prospectus about our market share and other information relating to the telecommunications industry in Brazil. We have made these statements on the basis of information obtained from third-party sources and publicly available information that we believe are reliable, such as information and reports from ANATEL, among others. Notwithstanding any investigation that we may have conducted with respect to the market share, market size or similar data provided by third parties or derived from industry or general publications, we assume no responsibility for the accuracy or completeness of any such information.

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

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QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFER

The following are examples of what we anticipate will be common questions about the Rights Offer. The answers are based on selected information from this prospectus. The following questions and answers do not contain all of the information that is important to you and may not address all of the questions that you may have about the Rights Offer. This prospectus, including the section entitled “The Offering,” contains more detailed descriptions of the terms and conditions of the Rights Offer and provides additional information about us and our business, including potential risks related to the Rights Offer, the Common Shares and the Common ADSs, and our business.

Exercising the rights and investing in the Common Shares and the Common ADSs involves risks. We urge you to carefully read the “Risk Factors” section of this prospectus, and all other information included in this prospectus in its entirety, before you decide whether or not to exercise rights.

Overview of the Rights Offer

Q: What is the Rights Offer?

A: The Rights Offer is composed of the ADS Rights Offer and the Share Rights Offer.

Q: What is the ADS Rights Offer and who is eligible to participate?

A: Pursuant to the ADS Rights Offer, Qualifying ADS Holders will receive transferable Common ADS Rights to subscribe for New Common ADSs. “Qualifying ADS Holders” are holders of Common ADSs and Preferred ADSs as of the ADS Rights Record Date of 5:00 p.m. (New York City time) on                 . Only holders of record of Common ADSs or Preferred ADSs at that time on that date will be entitled to receive Common ADS Rights. Qualifying ADS Holders will be entitled to receive                  Common ADS Rights per Common ADS held and                  Common ADS Rights per Preferred ADS held. Only whole numbers of Common ADS Rights will be issued and all entitlements will be reduced to the next lower number of whole Common ADS Rights.

Q: What is the Share Rights Offer and who is eligible to participate?

A: Pursuant to the Share Rights Offer, Qualifying Shareholders will receive transferable Common Share Rights to subscribe for New Common Shares. “Qualifying Shareholders” are holders of Common Shares and Preferred Shares as of the Share Rights Record Date of 5:00 p.m. (Brasília time) on                  . You must have purchased Common Shares or Preferred Shares by that time on that date in order to receive Common Share Rights. Qualifying Shareholders will be entitled to receive                  Common Share Rights per Common Share or Preferred Share held. Only whole numbers of Common Share Rights will be issued and all entitlements will be reduced to the next lower number of whole Common Share Right.

Q: What is a Common ADS Right?

A: Each Common ADS Right will allow a holder thereof to subscribe for one New Common ADS during the ADS Subscription Period, which is the period commencing at 9:00 a.m. on                  and ending at 5:00 p.m. on                 , at the New Common ADS Subscription Price, which is the U.S. dollar equivalent of five times the New Common Share Subscription Price of R$                , or R$                , in cash, per New Common ADS subscribed. The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for initial subscriptions of New Common ADSs will be the exchange rate assigned by The Bank of New York Mellon, as ADS Rights Agent, on or about                 .

Holders of Common ADS Rights will also have the ability to manifest their intention to acquire up to all of the Excess New Common ADSs at the New Common ADS Subscription Price by making a subscription request at the time that they exercise their Common ADS Rights. If not all of the New Common Shares are taken up initially in the Rights Offer as a result of the subscription of the New Common Shares to which holders of Common Share Rights (including the ADS Custodian) are entitled, Excess New Common ADSs will be allocated to holders of Common ADS Rights who made subscription requests for Excess New Common ADSs in accordance with the allocation principles described in “The Offering—Subscription by Holders of Common ADSs and Preferred ADSs—Excess New Common ADSs.” The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for Excess New Common ADSs will be the exchange rate assigned by The Bank of New York Mellon, as ADS Rights Agent, on or about                 .

To validly subscribe for New Common ADSs (including Excess New Common ADSs), a holder of Common ADS Rights must deposit with the ADS Rights Agent in cash the New Common ADS Deposit Amount of US$                  per New Common ADS subscribed or requested, which is equal to US$                  (the U.S. dollar equivalent of five times the New Common Share Subscription Price based on the closing rate for the sale of U.S. dollars against the real as reported by the Brazilian Central Bank on                 ) per New Common ADS subscribed or requested, plus 20% of such amount to cover (1) currency rate fluctuations prior to the date the New Common Share Subscription Price must be deposited by the ADS Custodian with the B3 with respect to the New Common Shares underlying the initial New Common ADSs or the Excess New Common ADSs, as the case may be, (2) the ADS Issuance Fee of US$0.05 per New Common ADS, and (3) any other applicable fees, expenses or taxes.

If the New Common ADS Deposit Amount is insufficient to purchase an amount of Brazilian reais equivalent of the New Common Share Subscription Price for the number of initial New Common Shares to be subscribed and pay the ADS Issuance Fee and any other applicable fees, expenses or taxes, the ADS Rights Agent will notify the exercising Common ADS Rights holder and may (i) withhold delivery of initial New Common ADSs until the deficiency is paid by the holder, or (ii) reduce the number of initial New Common Shares to be purchased to the greatest number that can be purchased with the available funds.

Q: What is a Common Share Right?

A: Each Common Share Right will allow a holder thereof to subscribe for one New Common Share during the Share Subscription Period, which is the period commencing at 9:00 a.m. (Brasília time) on                  and ending at 5:00 p.m. (Brasília time) on                 , at the New Common Share Subscription Price, which is R$                 in cash per New Common Share subscribed.

If not all of the New Common Shares are taken up initially in the Rights Offer as a result of the subscription of the New Common Shares to which holders of Common Share Rights (including the ADS Custodian) are entitled, holders of Common Share Rights (including the ADS Custodian) who exercised their Common Share Rights and manifested their intention to do so at the time they exercised their Common Share Rights will also have the ability to acquire up to all of the Excess New Common Shares at the New Common Share Subscription Price, and should these be available, they will be allocated in accordance with the allocation principles described in “The Offering—Subscription by Holders of Common Shares and Preferred Shares—Excess New Shares.”

Q: Are my Common ADS Rights transferrable?

A: Yes. We expect that the Common ADS Rights will trade on the NYSE beginning at 9:30 a.m. (New York City time) on                 . We expect that trading in Common ADS Rights will cease at 4:00 p.m. (New York City time) on                 . The Common ADS Rights are expected to trade under the ticker symbol “                .” The CUSIP number for the Common ADS Rights is                 .

Q: Are my Common Share Rights transferrable?

A: Yes. Subject to the procedures of the B3, holders of Common Share Rights will be entitled to sell or transfer their Common Share Rights at any time prior to the Share Rights Expiration Time. We expect the Common Share Rights to trade on the B3 during the period from 9:00 a.m. (Brasília time) on                  to 5:00 p.m. (Brasília time) on                 under the symbol “                .”

Q: Will the issuance and cancellation of Common ADSs and Preferred ADSs be suspended during the ADS Rights Offer?

A: Yes. Common Shares or Preferred Shares may not be deposited or withdrawn under the applicable deposit agreements on                  or                 .

Q: Am I required to exercise any or all of the Common ADS Rights or Common Share Rights I receive in the Rights Offer?

A: No. If you do not exercise your Common ADS Rights or Common Share Rights during the ADS Subscription Period or Share Subscription Period as applicable, your Common ADS Rights or Common Share Rights, as the case may be, will be void and will have no value. No arrangements will be made to sell any unexercised Common ADS Rights or Common Share Rights on your behalf. Accordingly, you will not receive any proceeds with respect to unexercised Common ADS Rights or Common Share Rights.

Q: What do I do if I do not wish to participate in the Rights Offer?

A: If you do not wish to subscribe for any New Common ADSs or New Common Shares under the Rights Offer, you need not take any action.

Q: Is Oi requiring a minimum subscription to complete the Rights Offer?

A: No.

Q: When will the results of the Rights Offer be determined and announced?

A: On or about                 , Banco do Brasil will verify all subscriptions to purchase New Common Shares tendered during the Share Subscription Period (including the subscription to purchase New Common Shares tendered by the ADS Custodian) and deliver the results to Oi, and Oi will determine the number of Excess New Common Shares available, if any, to holders of Common Share Rights (including the ADS Custodian, if applicable) who elected to receive Excess New Common Shares at the time they exercised their Common Share Rights. On or about                 , we expect the board of directors of Oi to ratify the issuance of the New Common Shares to be issued in connection with the basic subscription right, and we expect to announce these results on or about that date through a press release or announcement which we will submit to the SEC via a report on Form 6-K.

On or about                 , Oi will notify the B3 of the identity of holders of Common Share Rights (including the ADS Custodian, if applicable) who are entitled to receive Excess New Common Shares and the number of Excess New Common Shares to which they are entitled. On or about                 , the B3 will notify the applicable holders of Common Share Rights (including the ADS Custodian, if applicable) of their individual allocations of Excess New Common Shares. On or about                 , the ADS Rights Agent will notify the applicable holders of Common ADS Rights if requests for Excess New Common ADSs will be satisfied in full or if there will be a proration. On or about                 , holders of Common Share Rights that were allocated Excess New Common Shares (including the ADS Custodian, if applicable) will be required to deposit with the B3 the full New Common Share Subscription Price for all of the Excess New Common Shares that they were allocated, and Oi will determine the number of Unsubscribed Shares. On or about                 , we expect the board of directors of Oi to ratify the issuance of the Excess New Common Shares, and we expect to announce these results on or about that date through a press release or announcement which we will submit to the SEC via a report on Form 6-K.

Q: When will I receive the New Common ADSs I subscribed for and a refund of any unused New Common ADS Deposit Amounts in connection with such New Common ADSs?

A: Following receipt of the underlying initial New Common Shares, which is expected to take place on or about                 , the ADS Custodian will deposit such initial New Common Shares under the ADS Deposit Agreement, the ADS Depositary will deliver the initial New Common ADSs issuable upon that deposit to the ADS Rights Agent, and the ADS Rights Agent will cause the New Common ADSs to be delivered to the exercising Common ADS Rights holders entitled to them. The ADS Rights Agent will also pay the ADS Issuance Fee of US$0.05 per New Common ADS out of the New Common ADS Deposit Amount. It is expected that the delivery of subscribed initial New Common ADSs to the exercising Common ADS Rights holders will take place on or about                 .

Following delivery of the initial New Common ADSs, the ADS Rights Agent will promptly return to each holder of Common ADS Rights the New Common ADS Deposit Amount delivered to the ADS Rights Agent with respect to the New Common ADSs subscribed by that Common ADS holder less

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the amount in U.S. Dollars used by the ADS Rights Agent to purchase the Brazilian reais paid to the ADS Custodian as the New Common Share Subscription Price for the initial New Common Shares requested by such holder of Common ADS Rights; and

•	the ADS Issuance Fee with respect to the initial New Common ADSs delivered to such holder and any other applicable fees, expenses or taxes.

Such amounts will be returned by check posted to the relevant holders, at their risk, or returned through DTC, as applicable, as soon as practicable on or after                 . No interest will be paid on monies received in respect of any portion of the New Common ADS Deposit Amount.

Q: When will I receive the Excess New Common ADSs I am allocated and a refund of any unused New Common ADS Deposit Amounts in connection with the Excess New Common ADSs I requested?

A: Following receipt of the underlying Excess New Common Shares, which is expected to take place on or about                 , the ADS Custodian will deposit such Excess New Common Shares under the ADS Deposit Agreement, the ADS Depositary will deliver the Excess New Common ADSs issuable upon that deposit to the ADS Rights Agent, and the ADS Rights Agent will cause the New Common ADSs to be delivered to the exercising Common ADS Rights holders entitled to them. The ADS Rights Agent will also pay the ADS Issuance Fee of US$0.05 per New Common ADS out of the New Common ADS Deposit Amount. It is expected that the delivery of Excess New Common ADSs to the exercising Common ADS Rights holders will take place on or about                 .

Following delivery of the Excess New Common ADSs, the ADS Rights Agent will promptly return to each holder of Common ADS Rights that manifested its intention to subscribe for Excess New Common ADSs the New Common ADS Deposit Amount delivered to the ADS Rights Agent with respect to the Excess New Common ADSs requested by that Common ADS holder less:

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the amount in U.S. dollars used by the ADS Rights Agent to purchase the Brazilian reais paid to the ADS Custodian as the New Common Share Subscription Price for the Excess New Common Shares allocated to such holder of Common ADS Rights; and

•	the ADS Issuance Fee with respect to the Excess New Common ADSs delivered to such holder and any other applicable fees, expenses or taxes.

For the avoidance of doubt, the ADS Rights Agent will promptly return in full to each holder of Common ADS Rights that manifested its intention to subscribe for Excess New Common ADSs the New Common ADS Deposit Amount delivered to the ADS Rights Agent with respect to the Excess New Common ADSs requested by but not allocated to that Common ADS holder.

Such amounts will be returned by check posted to the relevant holders, at their risk, or returned through DTC, as applicable, as soon as practicable on or after                 . No interest will be paid on monies received in respect of any portion of the New Common ADS Deposit Amount.

Q: When will I receive the New Common Shares or Excess New Common Shares I subscribe for?

A:We expect to deliver the initial New Common Shares subscribed for pursuant to the Share Rights Offer on or about                  and the Excess New Common Shares, if any, on or about                 .

Q: Will the New Common ADSs and New Common Shares be listed on a national stock exchange?

A: Application will be made for the New Common ADSs to be listed on the NYSE under the symbol “OIBR.C,” the same symbol under which the Common ADSs currently trade. Trading in the New Common ADSs is expected to commence on or about                 . The New Common Shares will be listed on the B3 under the symbol “OIBR3,” the same symbol under which the Common Shares currently trade. Trading in the New Common Shares is expected to commence on or about                 .

Q: How will the New Common ADSs rank with respect to existing Common ADSs?

A: The New Common ADSs (including Excess New Common ADSs) will, when issued, be fully paid and will rank equally in all respects with the then existing Common ADSs, except that the New Common ADSs (including Excess New Common ADSs) will not qualify for any dividends, rights, allotments or other distributions the record date for which falls before the date of issue of the New Common ADSs or the Excess New Common ADSs, as the case may be.

Q: How will the New Common Shares rank with respect to existing Common Shares?

A: The New Common Shares (including Excess New Common Shares) will, when issued, be fully paid and will rank equally in all respects with the then existing Common Shares, except that the New Common Shares (including Excess New Common Shares) will not qualify for any dividends, rights, allotments or other distributions the record date for which falls before the date of issue of the New Common Shares or the Excess New Common Shares, as the case may be.

Q: What happens if any New Common Shares (including Excess New Common Shares) remain unsubscribed following the expiration of the Rights Offer?

A: Any and all Unsubscribed Shares will be purchased by the Backstop Investors, subject to the terms and conditions of the Backstop Agreement. For more information about the Backstop Agreement, see “The Offering—Backstop Commitment Agreement.”

Q: How many New Common Shares does Oi expect to have issued and outstanding following the expiration of the Rights Offer and the closing of the Commitment Agreement?

A: We expect to issue                  New Common Shares (including New Common Shares represented by New Common ADSs) pursuant to the Rights Offer and the Commitment Agreement and to have                  New Common Shares (including New Common Shares represented by New Common ADSs) issued and outstanding following the expiration of the Rights Offer and the closing of the Commitment Agreement.

Exercise of Rights and Other Procedural Matters

Q: How long do I have to exercise my Common ADS Rights?

A: Common ADS Rights must be exercised during the ADS Subscription Period, which is the period commencing at 9:00 a.m. on                  and ending at 5:00 p.m. on                 . Accordingly, the Common ADS Rights Expiration Time, which is the latest date the ADS Rights Agent must receive completed instructions to subscribe and payment in full of the New Common ADS Deposit Amount in respect of the New Common ADSs (including Excess New Common ADSs requested by such holder) subscribed pursuant to the ADS Rights Offer, will be 5:00 p.m. (New York City time) on                 . The Common ADS Rights Exercise Period starts after the beginning of, and ends before the end of, the rights exercise period for the New Common Shares under the Common Share Rights.

Q: How long do I have to exercise my Common Share Rights?

A: Common Share Rights must be exercised during the Share Subscription Period, which is the period commencing at 9:00 a.m. (Brasília time) on                  and ending at 5:00 p.m. (Brasília time) on                 . Accordingly, the Share Rights Expiration Time, which is the latest time at which the B3 must receive a subscription request and the corresponding payment in full of the New Common Share Subscription Price in respect of the New Common Shares (excluding Excess Common Shares requested by such holder) subscribed pursuant to the Share Rights Offer, will be 5:00 p.m. (Brasília time) on                 .

The Excess New Common Shares Subscription Price Deposit Date, which is the latest time at which the B3 must receive the corresponding payment in full of the New Common Share Subscription Price in respect of any Excess New Common Shares allocated to holders of Common Share Rights, will be 5:00 p.m. (Brasília time) on or about                 .

Q:How do I exercise my Common ADS Rights?

A: If you wish to exercise your Common ADS Rights to acquire New Common ADSs (including Excess New Common ADSs), you must deliver your subscription instructions and pay the New Common ADS Deposit Amount in accordance with the exercise procedure that applies to you. Whichever exercise procedure applies, a Common ADS Rights holder that wishes to exercise Common ADS Rights must take action in time to ensure that the instructions and payment will reach the ADS Rights Agent prior to 5:00 p.m. on                  . DTC and its direct and indirect participants will set their own cutoff dates and times to receive exercise instructions that will be earlier than 5:00 p.m. on                 . Holders of Common ADS Rights that hold through brokers or other securities intermediaries should contact those brokers or other securities intermediaries to determine the cut-off dates and times that apply to them.

Subscription by Brokers and Other Securities Intermediaries

If you are a participant in DTC, you must deliver completed subscription instructions through DTC’s automated system indicating the total number of New Common ADSs (including Excess New Common Shares, if any) that you wish to subscribe for and instruct DTC to charge your applicable DTC account for the New Common ADS Deposit Amount for such New Common ADSs (including Excess New Common Shares, if any) and to deliver such amount to the ADS Rights Agent. DTC must receive the subscription instructions and the payment of the New Common ADS Deposit Amount for the New Common ADSs (including Excess New Common Shares, if any) so as to allow DTC sufficient time to transmit the subscription instructions and payment of the Common ADS Deposit Amount to the ADS Rights Agent prior to the expiration of the ADS Subscription Period. If the instructions and deposit amount payment with respect to the New Common ADSs are not received by the ADS Rights Agent by the end of the ADS Subscription Period, the ADS Rights Agent will not be authorized to, and consequently will not, accept any delivery or exercise of subscription instructions with respect to those New Common ADSs.

Subscription by Beneficial Owners

If you are a beneficial owner of Common ADS Rights and wish to subscribe for New Common ADSs but are neither a DTC participant nor a registered holder of Common ADS Rights, you should contact the broker or other securities intermediary through which you hold Common ADS Rights to arrange for subscription of the New Common ADSs (including Excess New Common ADSs, if any) and to arrange for payment of the New Common ADS Deposit Amount for such New Common ADSs (including Excess New Common ADSs, if any). You should contact your broker or other securities intermediary through which you hold Common ADSs or Preferred ADSs to determine the number of New Common ADSs for which you are entitled to subscribe. You are urged to consult your broker or other securities intermediary without delay in case your broker or other securities intermediary is unable to act immediately. DTC and its direct and indirect participants will establish cut-off dates and times to receive instructions to subscribe for New Common ADSs that will be earlier than the expiration date and time stated in this prospectus. You should contact your broker or other securities intermediary to determine the cut-off date and time that apply to you.

Subscription by Registered Holders

If you are a holder of Common ADS Rights registered directly with the ADS Rights Agent, you can exercise your Common ADS Rights and subscribe for the New Common ADSs (including Excess New Common ADSs, if any) by delivering to the ADS Rights Agent a properly completed Common ADS Subscription Form and paying in full the New Common ADS Deposit Amount for such New Common ADSs (including Excess New Common ADSs, if any). Payment must be made by a cashier’s check drawn on a U.S. bank payable to “The Bank of New York Mellon.”

We have arranged for The Bank of New York Mellon to send to each registered holder of ADSs a transaction advice showing the number of Common ADS Rights they hold, a Common ADS Subscription Form that can be used to send subscription instructions to the ADS Rights Agent and a Common ADS Rights Transfer Form that can be used to sell or transfer your Common ADS Rights. If you are a beneficial owner of Common ADSs or Preferred ADSs, you should contact the broker or other securities intermediary through which you hold Common ADSs or Preferred ADSs to determine the number of New Common ADSs for which you are entitled to subscribe. The transaction advices, Common ADS Subscription Forms and Common ADS Rights Transfer Forms will be mailed to ADS holders, as of the ADS Rights Record Date, as soon as practicable on or after                 .

The properly completed Common ADS Subscription Form and payment should be delivered to:

By Mail:	By Overnight Courier:
The Bank of New York Mellon	The Bank of New York Mellon
Voluntary Corporate Actions—Suite V	Voluntary Corporate Actions—Suite V
P.O. Box 43031	250 Royall Street
Providence, Rhode Island 02940-3031	Canton, Massachusetts 02021
United States of America	United States of America

The ADS Rights Agent must receive the Common ADS Subscription Form and payment of the Common ADS Deposit Amount on or before the end of the ADS Subscription Period. Deposit in the mail will not constitute delivery to the ADS Rights Agent. Oi has discretion to refuse to accept any improperly completed or unexecuted Common ADS Subscription Form.

You will elect the method of delivering the Common ADS Subscription Forms and paying the New Common ADS Deposit Amount to the ADS Rights Agent and you will bear any risk associated with it. If you send the Common ADS Subscription Form and payment by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS Rights Agent.

We strongly recommend that you return the Common ADS Subscription Form and payment of the Common ADS Deposit Amount using an overnight courier with tracking capabilities (such as Federal Express or United Parcel Service) to ensure delivery of the Common ADS Subscription Form to the ADS Rights Agent prior to 5:00 p.m. (New York City time) on                 .

Q:How do I exercise my Common Share Rights?

A: If you wish to exercise your Common Share Rights to acquire New Common Shares (including Excess New Common Shares), you must deliver your subscription instructions and pay the New Common Share Subscription Price in accordance with the exercise procedure that applies to you, subject to the terms and conditions set forth in the Notice to the Shareholders (Aviso aos Acionistas) to be published by Oi on                  and the procedures of the B3.

Shareholders with Common Shares and/or Preferred Shares deposited at the Depositary Central of the B3 must exercise their Common Share Rights through their respective custody agents, subject to the terms set forth by the B3.

If you are a beneficial owner of Common Share Rights and wish to subscribe for New Common Shares but are not the registered holder of Common Share Rights, you should contact the broker or other securities intermediary through which you hold Common Share Rights to arrange for subscription of the New Common Shares (including Excess New Common Shares, if any) and to arrange for payment of the New Common Share Subscription Price for such New Common Shares (including Excess New Common Shares, if any). You should contact your broker or other securities intermediary through which you hold Common Shares or Preferred Shares to determine the number of New Common Shares for which you are entitled to subscribe. You are urged to consult your broker or other securities intermediary without delay in case your broker or other securities intermediary is unable to act immediately. Your broker or other securities intermediary may establish cut-off dates and times to receive instructions to subscribe for New Common Shares that may be earlier than the expiration date and time stated in this prospectus. You should contact your broker or other securities intermediary to determine the cut-off date and time that apply to you.

Q: How do I subscribe for Excess New Common ADSs?

A: If you wish to acquire Excess New Common ADSs, you must manifest your intention to subscribe for Excess New Common ADSs at the time you exercise your Common ADS Rights, pursuant to the procedures described under “The Offering—Subscription by Holders of Common ADSs and Preferred ADSs—Exercise Procedures for Common ADS Rights.” At such time, you must indicate the number of Excess New Common ADSs you wish to acquire, up to all Excess New Common ADSs, and pay in full the New Common ADS Deposit Amount for such Excess New Common ADSs. Because we will not know the total number of Excess New Common ADSs available prior to the Common ADS Rights Expiration Time, if you wish to maximize the number of Excess New Common ADSs you purchase, you will need to manifest your intention to subscribe for Excess New Common ADSs equivalent to the total number of New Common Shares being offered under the Rights Offer minus the number of New Common ADSs to which you are entitled under your basic subscription right and deliver payment of the New Common ADS Deposit Amount for that number of New Common ADSs.

Q: How do I subscribe for Excess New Common Shares?

A: If you wish to acquire Excess New Common Shares, you must manifest your intention to subscribe for Excess New Common Shares at the time you exercise your Common Share Rights, pursuant to the procedures described under “The Offering—Subscription by Holders of Common Shares and Preferred Shares—Exercise Procedures for Common Share Rights.” At such time, you must indicate the number of Excess New Common Shares you wish to acquire, up to all Excess New Common Shares. Because we will not know the total number of Excess New Common Shares available prior to the Share Rights Expiration Time, if you wish to maximize the number of Excess New Common Shares you purchase, you will need to manifest your intention to subscribe for Excess New Common Shares equivalent to the total number of New Common Shares being offered under the Rights Offer minus the number of New Common Shares to which you are entitled under your basic subscription right.

On or about                  (the “Excess New Common Shares Determination Date”), Banco do Brasil will verify all subscriptions to purchase New Common Shares tendered during the Share Subscription Period (including the subscription to purchase New Common Shares tendered by the ADS Custodian) and deliver the results to Oi, and Oi will determine the number of Excess New Common Shares available, if any, to holders of Common Share Rights (including the ADS Custodian, if applicable) who elected to receive Excess New Common Shares at the time they exercised their Common Share Rights. On or about                  (the “B3 Notification Date”), Oi will notify the B3 of the identity of holders of Common Share Rights (including the ADS Custodian, if applicable) who are entitled to receive Excess New Common Shares and the number of Excess New Common Shares to which they are entitled. On or about                  (the “Excess New Common Shares Notification Date”), the B3 will notify the applicable holders of Common Share Rights (including the ADS Custodian, if applicable) of their individual allocations of Excess New Common Shares. On or about                 , the ADS Rights Agent will notify the applicable holders of Common ADS Rights if requests for Excess New Common ADSs will be satisfied in full or if there will be a proration. On or about                  (the “Excess New Common Shares Subscription Price Deposit Date”), holders of Common Share Rights that were allocated Excess New Common Shares (including the ADS Custodian, if applicable) will be required to deposit with the B3 the full New Common Share Subscription Price for all of the Excess New Common Shares that they were allocated, and Oi will determine the number of Unsubscribed Shares. If a holder does not deposit the New Common Share Subscription Price in full for each Excess New Common Share allocated to such holder by the Excess New Common Shares Subscription Price Deposit Date, the number of Excess New Common Shares such holder receives will be reduced to the greatest number that can be purchased with the available funds.

Q: What happens if the number of Excess New Common Shares for which requests for subscription are received is fewer than or equal to the number of Excess New Common Shares available?

A: If the number of Excess New Common Shares for which requests for subscription are received is fewer than or equal to the number of Excess New Common Shares available, then each holder of Common Share Rights (including the ADS Custodian) that manifested its intention to subscribe for Excess New Common Shares and deposits the full New Common Share Subscription Price for such Excess New Common Shares with the B3 on or prior to the Excess New Common Shares Subscription Price Deposit Date will receive the number of Excess New Common Shares that such holder requested.

Q: What happens if the number of Excess New Common Shares for which requests for subscription are received exceeds the number of Excess New Common Shares available?

A: If the number of Excess New Common Shares for which requests for subscription are received exceeds the number of Excess New Common Shares available, then each holder of Common Share Rights (including the ADS Custodian) that manifested its intention to subscribe for Excess New Common Shares and deposits the full New Common Share Subscription Price for such Excess New Common Shares with the B3 on or prior to the Excess New Common Shares Subscription Price Deposit Date will receive a portion of the Excess New Common Shares that such holder requested, determined based on a proration factor to be calculated as provided under “The Offering—Subscription by Holders of Common Shares and Preferred Shares—Excess New Common Shares.”

The ADS Rights Agent will allocate New Common ADSs representing those Excess New Common Shares to holders of Common ADS Rights that manifested their intention to subscribe for Excess New Common ADSs on the same pro rata basis described above. Adjustments to the allocations may be made by the ADS Rights Agent, The Depository Trust Company, or DTC, or DTC participants so that no holder of Common ADS Rights is allocated a fraction of a New Common ADS.

Q: May I cancel or modify my instructions to exercise my Common ADS Rights?

A: No. Any exercise of Common ADS Rights or instructions to the ADS Rights Agent will be irrevocable upon delivery and may not be cancelled or modified after such delivery.

Q: May I cancel or modify my instructions to exercise my Common Share Rights?

A: Yes. Subject to the terms set forth by the B3, any exercise of Common Share Rights or instructions to the B3 may be cancelled or modified at any time prior to the Share Rights Expiration Time; provided, that if you beneficially hold Common Share Rights through a broker or other securities intermediary, your broker or other securities intermediaries may set their own cutoff dates and times to accept such cancellations or modifications, and you must contact your broker or other securities intermediaries with respect to refunds of any funds deposited with such broker or other securities intermediary in respect of cancelled or modified subscriptions for New Common Shares.

For the avoidance of doubt, holders of Common Share Rights may not cancel or modify instructions manifesting their intention to subscribe for Excess New Common Shares following the Share Rights Expiration Time and prior to the delivery of any Excess New Common Shares which they may eventually be allocated.

Q: May I subscribe for fractions of New Common ADSs?

A: No. You may not subscribe for fractions of New Common ADSs (including fractions of Excess New Common ADSs) and fractional entitlements under the ADS Rights Offer will be reduced to the nearest whole number of New Common ADSs.

If you elect to subscribe for Excess New Common ADSs and the number of Excess New Common ADSs for which requests for subscription are received exceed the number of Excess New Common ADSs available, then your pro rata share of Excess New Common ADSs may result in an entitlement to fractional New Common ADSs, in which case your entitlement to New Common ADSs will be reduced to the next lower whole number and you will receive such whole number of New Common ADSs.

Q: May I subscribe for fractions of New Common Shares?

A: No. You may not subscribe for fractions of New Common Shares (including fractions of Excess New Common Shares) and fractional entitlements under the Share Rights Offer will be reduced to the nearest whole number of New Common Shares.

If you elect to subscribe for Excess New Common Shares and the number of Excess New Common Shares for which requests for subscription are received exceed the number of Excess New Common Shares available, then your pro rata share of Excess New Common Shares may result in an entitlement to fractional New Common Shares, in which case your entitlement to New Common Shares will be reduced to the next lower whole number and you will receive such whole number of New Common Shares.

Other Rights Offering Matters

Q: Why is Oi conducting the Rights Offer?

A: Section 6.1 of the RJ Plan provides that following the completion of the Capitalization of Credits Capital Increase, Oi must complete a cash capital increase of R$4 billion in order to ensure that it has the funds necessary to complete the capital expenditures necessary to modernize its infrastructure and implement the business plan provided under Section 6 of the RJ Plan. This cash capital increase, of which the Rights Offer is a part, must be completed as soon as possible following the completion of the Capitalization of Credits Capital Increase and, in any event, by no later than February 28, 2019.

Q: Are there any conditions to completing the Rights Offer?

A: No.

Q: How were the New Common Share Subscription Price and the New Common ADS Subscription Price determined?

A: The New Common Share Subscription Price has been determined based on a formula set forth in the RJ Plan and the Commitment Agreement, which resulted from independent negotiations between Oi and the Backstop Investors, and also considering the interests of our current shareholders. The New Common Share Subscription Price does not bear a direct relationship to the book value of our assets or the market value of our shares. In addition, since each New Common ADS represents five Common Shares, the New Common ADS Subscription Price is the U.S. dollar equivalent of five times the New Common Share Subscription Price.

Q: Has the board of directors of Oi made a recommendation regarding the Rights Offer?

A: The board of directors of Oi is not making any recommendation to shareholders regarding the exercise of rights in the Rights Offer. You should make an independent investment decision about whether or not to exercise your rights. Shareholders who exercise Common ADS Rights or Common Share Rights risk investment loss on new money invested. We cannot assure you that the public trading market price of the Common ADSs and Common Shares will not decline below the New Common ADS Subscription Price or the New Common Share Subscription Price, as applicable, after you elect to exercise your Common ADS Rights or Common Share Rights or that anyone purchasing New Common ADS or New Common Shares at the New Common ADS Subscription Price or the New Common Share Subscription Price, as applicable, will be able to sell those New Common ADS or New Common Share in the future at the same price or a higher price. If you do not exercise your Common ADS Rights or Common Share Rights, you will lose any value represented by your Common ADS Rights or Common Share Rights and your percentage ownership interest in Oi will be diluted.

Q: What proceeds will the Company receive from the Rights Offer?

A: The maximum net proceeds of the Rights Offer (including proceeds of any Common Shares ADS represented by Common ADSs shares purchased pursuant to the Commitment Agreement) are expected to be approximately R$                 million after payment of the estimated expenses of the Rights Offer. Please see “Use of Proceeds” and “Expenses of the Offering.”

Q: What are the U.S. federal income tax consequences of receipt, disposition or exercise of Common ADS Rights or Common Share Rights?

A: For information on the U.S. federal income tax consequences of receipt, disposition or exercise of Common ADS Rights or Common Share Rights by U.S. holders, see “Taxation—Certain United States Federal Income Tax Considerations.” However, holders are urged to consult their own tax advisors with respect to the particular tax consequences of the Rights Offer.

Q: What are the Brazilian tax consequences of receipt, disposition or exercise of Common ADS Rights or Common Share Rights?

A: For information on the Brazilian tax consequences of receipt, disposition or exercise of Common ADS Rights or Common Share Rights by holders not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, see “Taxation—Certain Brazilian Tax Considerations.” However, holders are urged to consult their own tax advisors with respect to the particular tax consequences of the Rights Offer.

Q: Are there risks in exercising my Common ADS Rights or Common Share Rights?

A: The exercise of your Common ADS Rights or Common Share Rights involves risks. Exercising your Common ADS Rights or Common Share Rights means buying Common ADSs or Common Shares and should be considered as carefully as you would consider any other equity investment. You should carefully read the “Risk Factors” section of this prospectus and all other information included in this prospectus in its entirety before you decide whether or not to exercise your rights.

Q: Who should I contact if I have other questions regarding the ADS Rights Offer?

A: D.F. King & Co. is acting as Information Agent for the ADS Rights Offer. Should you have any questions on the subscription of New Common ADSs, please contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: +1 (212) 269-5550

All Others Call: +1 (800) 628-8536

Email: oi@dfking.com

Please note that the helpline will only be able to provide you with information contained in the prospectus, and will not be able to give advice on the merits of the ADS Rights Offer or to provide financial advice.

Q: Who should I contact if I have other questions regarding the Share Rights Offer?

A: Should you have any questions with regard to the Share Rights Offer, please contact Oi’s Investor Relations Department at +55 21 3131-2918 (Monday to Friday 9:00 a.m. to 6:00 p.m. (Brasília time)) or by email at invest@oi.net.br.

Please note that the helpline will only be able to provide you with information contained in the prospectus, and will not be able to give advice on the merits of the Share Rights Offer or to provide financial advice.

SUMMARY

This summary highlights selected information about us and the New Common Shares and New Common ADSs that we are offering. It may not contain all of the information that may be important to you. Before investing in the New Common Shares or New Common ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and the Rights Offer, including our consolidated financial statements included in this prospectus and the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 58.4 million revenue generating units, or RGUs, as of June 30, 2018. We operate throughout Brazil and offer a range of integrated telecommunications services that include fixed-line and mobile telecommunication services, network usage (interconnection), data transmission services (including broadband access services), Pay-TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other telecommunications services for residential customers, small, medium and large companies and governmental agencies. We owned 355,273 kilometers of installed fiber optic cable, distributed throughout Brazil, as of June 30, 2018. Our mobile network covered areas in which approximately 90.4% of the Brazilian population lived and worked as of June 30, 2018. According to ANATEL, as of June 30, 2018, we had a 16.5% market share of the Brazilian mobile telecommunications market and a 32.4% market share of the Brazilian fixed-line market.

Our traditional Residential Services business in Brazil includes (1) local and long-distance fixed-line voice services and public telephones, in accordance with the concessions granted to us by ANATEL, (2) broadband services, (3) Pay-TV services, and (4) network usage services (interconnection). We are the largest fixed-line telecommunications company in Brazil in terms of total number of lines in service as of June 30, 2018. We are the principal fixed-line telecommunications services provider in our service areas, comprising the entire territory of Brazil other than the State of São Paulo, based on our 12.4 million fixed lines in service as of June 30, 2018, with a market share of 51.4% of the total fixed lines in service in our service areas as of June 30, 2018, according to ANATEL.

We offer a variety of high-speed broadband services in our fixed-line service areas, including services offered by our subsidiaries Oi Mobile and Brasil Telecom Comunicação Multimídia Ltda. Our broadband services utilize Asymmetric Digital Subscriber Line, or ADSL, and Very-high-bit-rate Digital Subscriber Line, or VDSL, technologies. As of June 30, 2018, we had 5,872,311 total subscribers, representing 48.6% of our fixed lines in service as of that date.

We offer Pay-TV services under our Oi TV brand. We deliver Pay-TV services throughout our residential service areas using DTH satellite technology and, in select urban areas, using fiber optic technology.

Our Personal Mobility Services business offers mobile telecommunications services throughout Brazil, as well as network usage services (interconnection). Based on our 38.9 million mobile subscribers as of June 30, 2018, we believe that we are one of the principal mobile telecommunications service providers in Brazil. Based on information available from ANATEL, as of June 30, 2018 our market share was 16.5% of the total number of mobile subscribers in Brazil.

Our B2B Services business provides voice, data, IT and Pay TV services to our SME and corporate (including government) customers throughout Brazil. We also provide wholesale interconnection, network usage and traffic transportation services to other telecommunications providers.

We also hold significant interests in telecommunications companies in Angola, Cape Verde, and São Tomé and Principe in Africa and Timor Leste in Asia. Our interests in telecommunications companies in Africa are held through Africatel, in which we own an 86% interest. Our interests in telecommunications companies in Timor Leste are mainly held through TPT, in which we own a 76.14% interest. On September 16, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel, representing 75% of the share capital of Africatel at the time. In addition, on June 17, 2015, our board of directors authorized our management to take the necessary measures to market our shares in TPT, representing 76.14% of the share capital of TPT. As a result, as of December 31, 2015, 2016 and 2017 and June 30, 2018, we recorded the assets and liabilities of Africatel and TPT as held-for sale, although we do not record Africatel or TPT as discontinued operations in our income statement due to the immateriality of the effects of Africatel and TPT on our results of operations. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when a sale of these assets may be completed.

Judicial Reorganization

On June 20, 2016, Oi, together with the other RJ debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant an urgent measure approved by our board of directors. The filing of the petition that commenced the RJ Proceedings was a step towards our financial restructuring. On June 29, 2016, the RJ Court granted the processing of the RJ Proceedings of the RJ Debtors.

On December 19 and 20, 2017, the GCM was held to consider approval of the most recently filed judicial reorganization plan. The GCM concluded on December 20, 2017 following the approval of a judicial reorganization plan reflecting amendments to the judicial reorganization plan presented at the GCM as negotiated during the course of the GCM.

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date.

The Brazilian Confirmation Order, according to its terms, is currently binding on all parties, although still subject to appeals with no suspensive effect attributed to it. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims are entitled only to receive the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan.

For more information regarding the RJ Proceedings and the steps that we have taken to implement the RJ Plan, see “Business—Our Judicial Reorganization Proceedings.”

Recognition Proceedings in the United States

On June 22, 2016, the U.S. Bankruptcy Court entered an order granting the provisional relief requested by the Chapter 15 Debtors in their cases that were filed on June 21, 2016 under Chapter 15 of the United States Bankruptcy Code. This provisional relief prevented (1) creditors from initiating actions against the Chapter 15 Debtors or their property located within the territorial jurisdiction of the United States, and (2) parties from terminating their existing U.S. contracts with the Chapter 15 Debtors.

On July 21, 2016, the U.S. Bankruptcy Court held a hearing with respect to the Chapter 15 Debtors petition for recognition of the RJ Proceedings as a main foreign proceeding with regard to each of the Chapter 15 Debtors and did not receive any objections to such petition.

On July 22, 2016, the U.S. Bankruptcy Court granted the U.S. Recognition Order, as a result of which a stay was automatically applied, preventing (1) the filing, in the United States, of any actions against the Chapter 15 Debtors or their properties located within the territorial jurisdiction of the United States, and (2) parties from terminating their existing U.S. contracts with the Chapter 15 Debtors.

On April 17, 2018, the foreign representative for the Chapter 15 Debtors filed a motion with the U.S. Bankruptcy Court seeking an order of that court granting, among other things, full force and effect to the RJ Plan and the Brazilian Confirmation Order in the United States. On June 14, 2018, the U.S. Bankruptcy Court granted the requested order. As a result, the claims with respect to the Defaulted Bonds that were governed by New York law have been novated and discharged under New York law and the holders of these Defaulted Bonds are entitled only to receive the recovery set forth in the RJ Plan in exchange for the claims represented by these Defaulted Bonds.

Restructuring of Our Dutch Finance Subsidiaries

The laws of The Netherlands do not provide for the recognition of the RJ Proceedings. Two of the RJ Debtors, Oi Coop and PTIF, are organized under the laws of The Netherlands. As a result, a group of holders of some of the Defaulted Bonds issued by Oi Coop and PTIF brought proceedings against these RJ Debtors in The Netherlands.

Following extensive proceedings under Dutch law, in April 2017, Dutch bankruptcy proceedings were commenced against PTIF and Oi Coop.

On April 10, 2018, PTIF deposited a draft of the PTIF Composition Plan with the Dutch District Court and Oi Coop deposited a draft of the Oi Coop Composition Plan with the Dutch District Court. The PTIF Composition Plan and the Oi Coop Composition Plan each provide for the restructuring of the claims against PTIF and Oi Coop on substantially the same terms and conditions as the RJ Plan.

On May 17, 2018, meetings of each series of bonds issued by PTIF were held at which the bondholders voted in favor of extraordinary resolutions providing for: (1) the release Oi’s guarantee for each of the relevant series of Defaulted Bonds, (2) the authorization of the trustee of each outstanding series of Defaulted Bonds issued by PTIF to act as a sole creditor of such Defaulted Bonds, submit a claim on behalf of the holders of such Defaulted Bonds to the PTIF Trustee in relation to the PTIF bankruptcy and vote in favor of the PTIF Composition Plan, and (3) authorize the trustee of each outstanding series of Defaulted Bonds issued by PTIF to request the PTIF Trustee in respect of its vote on behalf of PTIF, to vote in favor of the Oi Coop Composition Plan.

On June 1, 2018, at a meeting of the creditors of PTIF in the Netherlands, the creditors of PTIF approved the PTIF Composition Plan and directed the PTIF Trustee to vote PTIF’s claims in Oi Coop in favor of the Oi Coop Composition Plan. Also on June 1, 2018, at a meeting of the creditors of Oi Coop, the creditors of Oi Coop approved the Oi Coop Composition Plan.

On June 11, 2018, the Dutch District Court confirmed the PTIF Composition Plan and the Oi Coop Composition Plan at a homologation hearing. The homologation was subject to an eight day appeal period, which expired on June 19, 2018. As of that date, no appeals had been filed. As a result, the PTIF Composition Plan and the Oi Coop Composition Plan are effective as a matter of Dutch law, the bankruptcies of PTIF and Oi Coop have terminated and the PTIF Composition Plan and the Oi Coop Composition Plan have full force and effect in each member state of the European Union.

For more information regarding the restructuring of PTIF and Oi Coop under Dutch law, see “Business—Legal Proceedings—Legal Proceedings Relating to Our Financial Restructuring—Restructuring of Our Dutch Finance Subsidiaries.”

Settlement of Financial Indebtedness

Under the RJ Plan, certain groups of creditors were entitled to make elections with respect to the form of the recovery that they were entitled to receive. The period to make these elections commenced on February 5, 2018 Date and was scheduled to expire on February 26, 2018. On February 26, 2018, the RJ Court extended the election deadline applicable to beneficial holders of the Defaulted Bonds until March 8, 2018.

Settlement of Claims of BNDES

Under the RJ Plan, the claim of the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, under our outstanding credit facilities with BNDES were novated and replaced with the right to receive payment of 100% of the principal amount of their recognized claims in reais in accordance with the terms of the RJ Plan.

Settlement of Claims of Lenders under Unsecured Lines of Credit and Creditors under Real Estate Securitization Transactions

Under the RJ Plan, the claims (1) of the lender under our unsecured line of credit, and (2) creditors under Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs, that had been backed by our obligations to make payments under leases of certain property by Oi and Telemar from Copart 4 and Copart 5, were novated and replaced with the right to receive payment of 100% of the principal amount of their recognized claims in reais in accordance with the terms of the RJ Plan.

Settlement of Claims of Holders of Debentures

Under the RJ Plan, holders of our debentures elected to receive new debentures, in the form of either the 12th issuance of simple, unsecured, non-convertible debentures of Oi or the 6th issuance, simple, unsecured, non-convertible debentures of Telemar, both denominated in reais in an aggregate principal amount equal to the principal of their recognized claims. These new debentures were issued on February 5, 2018 and subscribed on July 30, 2018.

Settlement of Claims of Lenders under Export Credit Facilities

Under the RJ Plan, lenders under our export credit facility agreements elected to receive payment of the amount of their recognized claims under the terms of four new export credit facilities which we entered into with these lenders during June and July 2018.

Settlement of Claims of Holders of Defaulted Bonds

Under the RJ Plan, the claims of holders of the Defaulted Bonds were entitled to make an election with respect to the form of the recovery that they were entitled to receive based on whether such holder had individualized its claim before the RJ Court and the aggregate amount of Bondholder Credits (consisting of the U.S. dollar equivalent of the principal amount of such Defaulted Bonds and the accrued interest until June 20, 2016, the date of the commencement of the RJ Proceedings) represented by such holder’s Defaulted Bonds. Holders that had individualized their claims were entitled to elect (1) the Qualified Recovery if the aggregate amount of their Bondholder Credits was US$750,000 or more, or (2) the Non-Qualified Recovery if the aggregate amount of their Bondholder Credits was less than US$750,000. Holders that had not individualized their claims or did not elect the Qualified Recovery or Non-Qualified Recovery are entitled to the Default Recovery under the RJ Plan.

For more information regarding the Qualified Recovery, the Non-Qualified Recovery and the Default Recovery, see “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan.”

The settlement of the Qualified Recovery and the Non-Qualified Recovery took place on July 27, 2018. In connection with the settlement of the Qualified Recovery, we issued:

•	US$1,653.6 million principal amount of 10.000%/12.000% Senior PIK Toggle Notes due 2025 of Oi, which we refer to as the New Notes,

•	302,846,268 new Common ADSs (representing 1,514,231,340 newly issued Common Shares),

•	23,250,281 Common ADSs previously held by PTIF (representing 116,251,405 Common Shares), and

•	23,295,054 ADWs representing the right to subscribe for 23,295,054 newly issued Common ADSs (representing 116,475,270 Common Shares).

In connection with the settlement of the Qualified Recovery, holders of Defaulted Bonds received participation interests in the Non-Qualified Credit Agreement in an aggregate amount of US$79.6 million.

Holders of the Defaulted Bonds with recognized claims in the aggregate amount of R$4,176 million either were not eligible to elect the Qualified Recovery or the Non-Qualified Recovery, or chose not to do so. These holders are entitled to the Default Recovery described under “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan—Settlement of Class III and Class IV Claims – Default Recovery” with respect to their claims.

Implementation of Management Changes Required by the RJ Plan

Pursuant to the RJ Plan, as from the date of the approval of the RJ Plan on December 20, 2017 until the election of Oi’s new board of directors in accordance with the RJ Plan, or the New Board, Oi had a transitional board of directors composed of nine members set forth in the RJ Plan, or the Transitional Board. Pursuant to the RJ Plan, Oi engaged a human resources consultant to assist with the selection of the New Board nominees.

Pursuant to the RJ Plan, Oi was also required to engage a human resources consultant to assist with the selection of an operating officer. This process concluded on March 21, 2018 with the election by Oi’s board of directors of José Claudio Moreira Gonçalves to serve on Oi’s board of executive officers as Oi’s Chief Operating Officer. In addition, on that date, Oi’s board of directors elected Bernardo Kos Winik to Oi’s board of executive officers and the newly created position of Chief Commercial Officer.

On September 17, 2018, the general shareholders’ meeting of Oi ratified the election of the members of the New Board as indicated by Oi’s management. The New Board is composed of 11 members and no alternate members, all of whom are independent as defined in Oi’s by-laws. Each member of the New Board will serve a two-year term. The effectiveness of the installation of the members of the New Board was conditioned on the prior approval of ANATEL, which ANATEL conditionally granted on September 13, 2018 and confirmed on September 18, 2018. On September 26, 2018, Oi announced to the market that the chairman of the New Board received a correspondence from Mr. Marcos Duarte Santos informing him that, for supervening personal and professional reasons, Mr. Santos will not take office as a member of the New Board. On October 4, 2018, Oi’s board of directors nominated Mr. Roger Solé Rafols to fill the vacant position in the New Board. The effectiveness of Mr. Solé’s installation is conditioned on ANATEL’s approval. For more information about Mr. Solé’s business experience, areas of expertise and principal outside business interests, see “Management—Board of Directors—Director Nominee.”

For more information about the implementation of these management changes, see “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan—Implementation of Management Changes Required by the RJ Plan.” For more information about members of the New Board and our executive officers, see “Management—Board of Directors” and “—Executive Officers.”

Recent Developments

Agreement for Network Equipment and Services

On July 24, 2018, we entered into an agreement with Huawei do Brasil Telecomunicações Ltda. and certain of its affiliates, or Huawei, under which we have agreed, within 90 days from the date of the agreement, to enter into contracts to acquire equipment and services from Huawei to support the modernization of our network technologies. We expect that the projects supported by this agreement will result in the expansion of our mobile telephone coverage and our fiber optic broadband capacity. These projects are designed to modernize and consolidate our mobile network technologies, permitting our gradual use of our 2G and 3G frequencies to provide 4.5G services in all municipalities currently served by our mobile network and prepare our network for the implementation of 5G technology and Internet of Things (IoT) solutions. Under this agreement, we expect to acquire equipment and services from Huawei over the next five years.

Principal Executive Offices

Our principal executive offices are located at Rua Humberto de Campos No. 425, 8th floor–Leblon, 22430-190 Rio de Janeiro, RJ, and the telephone number of our Investor Relations Department at this address is (55-21) 3131-2918.

Risk Factors

Investing in the Common Shares, including in the form of Common ADSs, involves significant risk. You should carefully consider the risks set forth under the caption “Risk Factors” in this prospectus before investing in the Common Shares or the Common ADSs. One or more of these factors could negatively impact our business, results of operations and financial condition, as well as our ability to implement our business strategy successfully.

SUMMARY OF THE OFFERING

General

As of September 28, 2018, we had 2,150,302,669 Common Shares (including Common Shares represented by Common ADSs) and 155,915,486 Preferred Shares (including Preferred Shares represented by Preferred ADSs) issued and outstanding, and we had outstanding warrants that are exercisable for 116,480,467 Common Shares. Based on the numbers of shares, we expect to issue                  New Common Shares (including New Common Shares represented by New Common ADSs) pursuant to the Rights Offer and the Commitment Agreement and to have                  New Common Shares (including New Common Shares represented by New Common ADSs) issued and outstanding following the expiration of the Rights Offer and the closing of the Commitment Agreement.

The expected timetable below lists certain important dates relating to the Rights Offer to holders of Common ADSs and Preferred ADSs. All times referred to in this timetable are New York City time unless stated otherwise.

ADSs go “ex-rights” on the NYSE	9:30 a.m. on
ADS Rights Record Date	5:00 p.m. on
Common ADS Rights distributed	On or about
ADS Subscription Period begins	9:00 a.m. on
Common ADS Rights begin trading on NYSE	9:30 a.m. on
Trading in Common ADS Rights on NYSE ends	4:00 p.m. on
ADS Subscription Period ends	5:00 p.m. on
Announcement of results of ADS Rights Offer	On or about
Delivery of initial New Common Shares to custodian of ADS Depositary with respect to Common ADS Rights subscribed	On or about
Issuance and delivery of initial New Common ADSs	On or about
Commencement of trading in initial New Common ADSs on the NYSE	On or about
Delivery of Excess New Common Shares, if any, to custodian of ADS Depositary	On or about
Issuance and delivery of subscribed Excess New Common ADSs	On or about
Commencement of trading in Excess New Common ADSs on the NYSE	On or about

The expected timetable below lists certain important dates relating to the Rights Offer to holders of Common Shares and Preferred Shares. All times referred to in this timetable are Brasília time unless stated otherwise.

Share Rights Record Date	5:00 p.m. on
Trading in Common Share Rights on the B3 begins	9:00 a.m. on
Share Subscription Period begins	9:00 a.m. on
Common Share Rights distributed	On or about
Trading in Common Share Rights on the B3 ends	5:00 p.m. on
Share Subscription Period ends	5:00 p.m. on
Oi determines number of Excess New Common Shares and Oi’s board of directors ratifies the issuance of initial New Common Shares	On or about
Announcement of results of Share Rights Offer	On or about
B3 Notification Date	On or about
Excess New Common Shares Notification Date	On or about
Issuance of initial New Common Shares and delivery of initial New Common Shares to holders	On or about
Commencement of trading in initial New Common Shares on the B3	On or about
Excess New Common Shares Subscription Price Deposit Date	On or about

Oi determines number of Unsubscribed Shares and Oi’s board of directors ratifies the issuance of Excess New Common Shares	On or about
Issuance of Excess New Common Shares and delivery of Excess New Common Shares to holders	On or about
Commencement of trading in Excess New Common Shares on the B3	On or about

ADSs Rights Offer

ADS Rights Offer

You will receive                  Common ADS Rights per Common ADS held and                  Common ADS Rights per Preferred ADS held as of the ADS Rights Record Date. Each Common ADS Right will entitle the holder thereof to subscribe for one New Common ADS at the New Common ADS Subscription Price.

ADS Rights Record Date	5:00 p.m. (New York City time) on .
Fractional Common ADS Rights	Fractions of Common ADS Rights will not be issued and may not be exercised.
Fractional New Common ADSs

You may not subscribe for fractions of New Common ADSs (including fractions of Excess New Common ADSs) and fractional entitlements under the ADS Rights Offer will be reduced to the nearest whole number of New Common ADSs.

ADS Depositary and ADS Rights Agent	The Bank of New York Mellon.
ADS Subscription Period	Holders of Common ADS Rights will be entitled to exercise their Common ADS Rights during the period commencing at 9:00 a.m. on , and ending at 5:00 p.m. on .

New Common ADS Subscription Price

The U.S. dollar equivalent of five times the New Common Share Subscription Price of R$                , or R$                , in cash, per New Common ADS subscribed. The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for initial subscriptions of New Common ADSs will be the exchange rate assigned by the ADS Rights Agent on or about                . The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for Excess New Common ADSs will be the exchange rate assigned by the ADS Rights Agent on or about                . However, to validly subscribe for New Common ADSs (including Excess New Common ADSs), you will need to deposit with the ADS Rights Agent in cash the New Common ADS Deposit Amount.

However, to validly subscribe for New Common ADSs (including Excess New Common ADSs), you will need to deposit with the ADS Rights Agent in cash the New Common ADS Deposit Amount.

The ADS Rights Agent may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion and the rate that the ADS Rights Agent or its affiliate receives when buying or selling foreign currency for its own account. The ADS Rights Agent makes no representation that the exchange rate used or obtained in any currency conversion it makes will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to holders of Common ADS Rights, subject to the ADS Rights Agent’s obligations under its agreement with us. The methodology used to determine exchange rates used in currency conversions is available upon request to the ADS Rights Agent.

New Common ADS Deposit Amount

US$ per New Common ADS subscribed or requested, which is equal to US$                 (the U.S. dollar equivalent of five times the New Common Share Subscription Price based on the closing rate for the sale of U.S. dollars against the real as reported by the Brazilian Central Bank on                 ) per New Common ADS subscribed, plus 20% of such amount to cover currency rate fluctuations prior to the date the New Common Share Subscription Price must be deposited by the ADS Custodian with the B3 with respect to the New Common Shares underlying the initial New Common ADSs or the Excess New Common ADSs, as the case may be, the ADS Depositary’s issuance fee of US$0.05 per New Common ADS, or the ADS Issuance Fee, and any other applicable fees, expenses or taxes.

ADS Ex-Rights Date

            . If you purchase Common ADSs or Preferred ADSs on or after 9:30 a.m. (New York City time) on                 , or if you sell or otherwise transfer before 9:30 a.m. (New York City time) on                 , you will not be a holder of Common ADSs or Preferred ADSs on the ADS Rights Record Date on                 , and therefore will not receive Common ADS Rights in respect of those Common ADSs or Preferred ADSs.

ADS Common Rights Trading Period

We expect that the Common ADS Rights will trade on the NYSE at 9:30 a.m. (New York City time) on                 , and on a “regular way” basis beginning at 9:30 a.m. (New York City time) on                 . We expect that trading in Common ADS Rights will cease at 4:00 p.m. (New York City time) on                 . The Common ADS Rights are expected to trade under the ticker symbol “                .” The CUSIP number for the Common ADS Rights is                 .

Excess New Common ADSs

If not all of the New Common Shares are taken up initially in the Rights Offer as a result of the subscription of the New Common Shares to which holders of Common Share Rights (including the ADS Custodian) are entitled, holders of Common ADS Rights who exercised their Common ADS Rights and manifested their intention to do so will also have the ability to acquire up to all of the Excess New Common Shares in the form of Excess New Common Shares ADSs.

If you wish to acquire Excess New Common ADSs, you must manifest your intention to subscribe for Excess New Common ADSs at the time you exercise your Common ADS Rights, pursuant to the procedures described under “The Offering—Exercise Procedures for Common ADS Rights.” At such time, you must indicate the number of Excess New Common ADSs you wish to acquire, up to all Excess New Common ADSs, and pay in full the New Common ADS Deposit Amount for all such Excess New Common ADSs.

If the number of Excess New Common Shares for which requests for subscription are received is fewer than or equal to the number of Excess New Common Shares available, then each holder of Common Share Rights (including the ADS Custodian) that manifested its intention to subscribe for Excess New Common Shares and deposits the full New Common Share Subscription Price for such Excess New Common Shares with the B3 on or prior to the Excess New Common Shares Subscription Price Deposit Date will receive the number of Excess New Common Shares that such holder requested.

Excess New Common ADSs

If the number of Excess New Common Shares for which requests for subscription are received exceeds the number of Excess New Common Shares available, then each holder of Common Share Rights (including the ADS Custodian) that manifested its intention to subscribe for Excess New Common Shares and deposits the full New Common Share Subscription Price for such Excess New Common Shares with the B3 on or prior to the Excess New Common Shares Subscription Price Deposit Date will receive a portion of such Excess New Common Shares that such holder requested, determined based on a proration factor to be calculated as provided under “The Offering—Subscription by Holders of Common Shares and Preferred Shares—Excess New Common Shares.”

The ADS Rights Agent will allocate New Common ADSs representing those Excess New Common Shares to holders of Common ADS Rights that manifested their intention to subscribe for Excess New Common ADSs on the same pro rata basis described above. Adjustments to the allocations may be made by the ADS Rights Agent, The Depository Trust Company, or DTC, or DTC participants so that no holder of Common ADS Rights is allocated a fraction of a New Common ADS.

Listing and Commencement of Trading in New Common ADSs

Application will be made for the New Common ADSs to be listed on the NYSE under the symbol “OIBR.C,” the same symbol under which the Common ADSs currently trade. Trading in the New Common ADSs is expected to commence on or about                 .

Expected Date for Distribution of Initial New Common ADSs	On or about .
Expected Date for Distribution of Excess New Common ADSs	On or about .
Suspension of Issuance and Cancellation of ADSs	Common Shares or Preferred Shares may not be deposited or withdrawn on under the applicable deposit agreements on or .
The Information Agent and ADS Holder Helpline

D.F. King & Co. is acting as Information Agent for the ADS Rights Offer. Should you have any questions on the subscription of New Common ADSs, please contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: +1 (212) 269-5550

All Others Call: +1 (800) 628-8536

Email: oi@dfking.com

Share Rights Offer

Share Rights Offer

You will receive                  Common Share Rights per Common Share or Preferred Share held as of the Share Rights Record Date. Each Common Share Right will entitle the holder thereof to subscribe for one New Common Share at the New Common Share Subscription Price.

Share Rights Record Date	5:00 p.m. (Brasília time) on .
Fractional Common Share Rights	Fractions of Common Share Rights will not be issued and may not be exercised.
Fractional New Common Shares

You may not subscribe for fractions of New Common Shares (including fractions of Excess New Common Shares) and fractional entitlements under the Share Rights Offer will be reduced to the nearest whole number of New Common Shares.

Share Subscription Period	Holders of Common Share Rights will be entitled to exercise their Common Share Rights during the period commencing at 9:00 a.m. (Brasília time) on and ending at 5:00 p.m. (Brasília time) on .
New Common Share Subscription Price	R$ in cash per New Common Share subscribed.
Share Common Rights Trading Period

Subject to the procedures of the B3, holders of Common Share Rights whose Common Share Rights are deposited in the Depositary Central of the B3 will be entitled to sell or transfer their Common Share Rights at any time prior to the Share Rights Expiration Time. We expect the Common Share Rights to trade on the B3 during the period from 9:00 a.m. (Brasília time) on                  to 5:00 p.m. (Brasília time) on                 under the symbol “                .”

Excess New Common Shares

If not all of the New Common Shares are taken up initially in the Rights Offer as a result of the subscription of the New Common Shares to which holders of Common Share Rights (including the ADS Custodian) are entitled, holders of Common Share Rights (including the ADS Custodian) who exercised their Common Share Rights and manifested their intention to do so will also have the ability to acquire up to all of the Excess New Common Shares.

If you wish to acquire Excess New Common Shares, you must manifest your intention to subscribe for Excess New Common Shares at the time you exercise your Common Share Rights, pursuant to the procedures described under “The Offering—Exercise Procedures for Common Share Rights.” At such time, you must indicate the number of Excess New Common Shares you wish to acquire, up to all Excess New Common Shares.

If the number of Excess New Common Shares for which requests for subscription are received is fewer than or equal to the number of Excess New Common Shares available, then each holder of Common Share Rights (including the ADS Custodian) that manifested its intention to subscribe for Excess New Common Shares and deposits the full New Common Share Subscription Price for such Excess New Common Shares with the B3 on or prior to the Excess New Common Shares Subscription Price Deposit Date will receive the number of Excess New Common Shares that such holder requested.

If the number of Excess New Common Shares for which requests for subscription are received exceeds the number of Excess New Common Shares available, then each holder of Common Share Rights (including the ADS Custodian) that manifested its intention to subscribe for Excess New Common Shares and deposits the full New Common Share Subscription Price for such Excess New Common Shares with the B3 on or prior to the Excess New Common Shares Subscription Price Deposit Date will receive a portion of such Excess New Common Shares that such holder requested, determined based on a proration factor to be calculated as provided under “The Offering—Subscription by Holders of Common Shares and Preferred Shares—Excess New Common Shares.”

Listing and Commencement of Trading in New Common Shares

The New Common Shares will be listed on the B3 under the symbol “OIBR3,” the same symbol under which the Common Shares currently trade. Trading in the New Common Shares is expected to commence on or about                 .

Expected Date for Distribution of New Common Shares	On or about .
Expected Date for Distribution of Excess New Common Shares	On or about .
Shareholder Helpline	Should you have any questions with regard to the Share Rights Offer, please contact Oi’s Investor Relations Department at +55 21 3131-2918 (Monday to Friday 9:00 a.m. to 6:00 p.m. (Brasília time)) or by email at invest@oi.net.br.

Backstop Commitment Agreement

In connection with the RJ Plan, we entered into the Commitment Agreement with the Backstop Investors. Under the Commitment Agreement, each Backstop Investor has agreed, on the terms and subject to the conditions of the Commitment Agreement, that it will subscribe and pay for the number of New Common Shares equal to the total number of Unsubscribed Shares multiplied by such Backstop Investor’s commitment percentage at the New Common Share Subscription Price per New Common Share, which we refer to as the Backstop Investor’s Backstop Commitment. This obligation includes New Common Shares underlying Common Share Rights and Common ADS Rights distributed to the Backstop Investors that are not exercised in the Rights Offer. The Backstop Investors will also be entitled to exercise their Common Share Rights and Common ADS Rights and manifest their intention to acquire up to all of any Excess New Common Shares or Excess New Common ADSs. The Backstop Investors are not soliciting participation by the holders of Common Share Rights or Common ADS Rights in the Rights Offer or engaging in any other marketing or sales activity in connection with the Rights Offer.

As consideration for its Backstop Commitment, each Backstop Investor will receive a commitment fee of either:

•	cash equal to R$320 million multiplied by such Backstop Investor’s Commitment Percentage, which we refer to as the Cash Commitment Fee, or

•

a number of Common Shares equal to (1) R$400 million divided by the Common Share Subscription Price, multiplied by (2) such Backstop Investor’s Commitment Percentage, which we refer to as the Commitment Fee Shares.

The form of payment of the commitment fee will be at each Backstop Investor’s option, unless the volume weighted average price per share of the Common Shares trading in the B3 during the 30 consecutive calendar days ending on the business day immediately prior to the Share Record Date is R$10.0 or more, in which case the election with respect to the form of payment of the commitment fee will be at our option. The commitment fee will be payable on the closing of the subscription for Unsubscribed Shares by the Backstop Investors or the earlier termination of the Commitment Agreement.

In addition, we have agreed to pay the certain fees and expenses of the Backstop Investors and/or their advisors.

The Backstop Investors’ Backstop Commitments are subject to the satisfaction of numerous conditions which are more fully described under “The Offering—Backstop Commitment Agreement.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data is being provided to help you in your analysis of the financial aspects of the Rights Offer. You should read this information in conjunction with our consolidated the financial statements included elsewhere in this prospectus and with the sections of this prospectus entitled “Presentation of Financial and Other Information,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following summary financial data has been derived from our consolidated financial statements. The summary financial data as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017 have been derived from our unaudited interim consolidated financial statements included in this prospectus. The summary financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 has been derived from our audited consolidated financial statements included in this prospectus. The summary financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 has been derived from our consolidated financial statements that are not included in this prospectus.

The RJ Proceedings prompted us to perform a detailed analysis on the completeness and the accuracy of the judicial deposits and accounting balances of the other assets of the RJ Debtors. As a result, we determined the need to restate previously issued financial statements and related disclosures to correct errors. Accordingly, we have restated our consolidated financial statements for the year ended December 31, 2015. Restatement adjustments attributable to fiscal year 2014 and previous fiscal years are reflected as a net adjustment to retained earnings as of January 1, 2015.

The errors detected and corrected in our financial statements related to our judicial deposits, our provisions for contingencies, intragroup balances, tax credits and estimates of revenue from services rendered and not yet billed to customers, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Presentation and Accounting Policies—Restatement of 2015 Financial Statements” and note 2 to our audited consolidated financial statements included in this prospectus.

In connection with the presentation of financial information as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013, Oi has restated the financial statements related to those dates and periods to correct the errors included in these previously issued financial statements.

	For the Six-Month Period Ended June 30,						For the Year Ended December 31,
	2018(1)		2018		2017		2017(1)		2017		2016		2015(2)		2014 (2)		2013(2)
													(restated)		(restated)		(restated)
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)				(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
Net operating revenue	US$	2,908	R$	11,214	R$	11,998	US$	6,170	R$	23,790	R$	25,996	R$	27,354	R$	28,247	R$	28,422
Cost of sales and services		(2,033)		(7,839)		(7,793)		(4,066)		(15,676)		(16,742)		(16,250)		(16,257)		(16,467)

Gross profit		875		3,374		4,206		2,104		8,114		9,254		11,104		11,990		11,955
Selling expenses		(606)		(2,338)		(2,119)		(1,141)		(4,400)		(4,383)		(4,720)		(5,566)		(5,532)
General and administrative expenses		(335)		(1,290)		(1,575)		(795)		(3,064)		(3,688)		(3,912)		(3,835)		(3,683)
Other operating income (expenses), net		110		426		101		(271)		(1,044)		(1,237)		(2,295)		1,758		735
Reorganization items, net		4,230		16,309		(275)		(615)		(2,372)		(9,006)		—		—		—

	For the Six-Month Period Ended June 30,						For the Year Ended December 31,
	2018(1)		2018		2017			2017(1)	2017		2016			2015(2)		2014 (2)		2013(2)
														(restated)		(restated)		(restated)
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)					(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Operating income (loss) before financial expenses, net, and taxes		4,274		16,481		337		(717)		(2,766)		(9,060)		178		4,347		3,475
Financial expenses, net		(116)		(448)		(1,353)		(418)		(1,612)		(4,375)		(6,724)		(4,688)		(3,429)

Income (loss) of continuing operations before taxes		4,158		16,033		(1,016)		(1,135)		(4,378)		(13,435)		(6,546)		(342)		46
Income tax and social contribution		(6)		(25)		262		91		351		(2,245)		(3,380)		(758)		(77)

Net income (loss) of continuing operations		4,152		16,008		(755)		(1,044)		(4,027)		(15,680)		(9,926)		(1,100)		(31)
Net income (loss) of discontinued operations, net of taxes		—		—		—		—		—		—		(867)		(4,086)		—

Net income (loss)	US$	4,152	R$	16,008	R$	(755)	US$	(1,044)	R$	(4,027)	R$	(15,680)	R$	(10,793)	R$	(5,186)	R$	(31)

Net income (loss) attributable to controlling shareholders		4,150		16,001		(723)		(969)		(3,736)		(15,502)		(10,380)		(5,187)		(31)
Net income (loss) attributable to non-controlling shareholders		2		8		(32)		(75)		(291)		(178)		(413)		1		—
Net income (loss) applicable to each class of shares (3):
Common shares basic and diluted		3,192		12,308		(556)		(745)		(2,874)		(11,925)		(4,473)		(1,702)		(10)
Preferred shares and ADSs basic and diluted		958		3,692		(167)		(224)		(862)		(3,577)		(5,907)		(3,485)		(21)
Net income (loss) per share:
Common shares – basic and diluted		6.14		23.68		(1.07)		(1.43)		(5.53)		(22.94)		(14.22)		(8.41)		(0.19)
Common ADSs – basic and diluted		30.71		118.41		(5.35)		(7.17)		(27.65)		(114.72)		(71.11)		42.06		0.97
Preferred shares and ADSs – basic and diluted		6.14		23.68		(1.07)		(1.43)		(5.53)		(22.94)		(14.22)		(8.41)		(0.19)
Net income (loss) per share from continuing operations:
Common shares – basic and diluted		6.14		23.68		(1.07)		(1.43)		(5.53)		(22.94)		(14.22)		(8.41)		(0.19)
Common ADSs – basic and diluted		30.71		118.41		(5.35)		(7.17)		(27.65)		(114.72)		(71.11)		42.06		0.97
Preferred shares and ADSs – basic and diluted		6.14		23.68		(1.07)		(1.43)		(5.53)		(22.94)		(14.22)		(8.41)		(0.19)

	For the Six-Month Period Ended June 30,			For the Year Ended December 31,
	2018(1)	2018	2017	2017(1)	2017	2016	2015(2)	2014 (2)	2013(2)
							(restated)	(restated)	(restated)
	(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)		(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Net income (loss) per share from discontinued operations:
Common shares – basic and diluted	—	—	—	—	—	—	(1.19)	6.63	—
Common ADSs – basic and diluted	—	—	—	—	—	—	(5.94)	33.14	—
Preferred shares and ADSs – basic and diluted	—	—	—	—	—	—	(1.19)	6.63	—
Weighted average shares outstanding (in thousands):
Common shares – basic		519,752	519,752		519,752	519,752	314,518	202,312	51,476
Common shares – diluted		519,752	519,752		519,752	519,752	314,518	202,312	51,476
Preferred shares and ADSs – basic		155,915	155,915		155,915	155,915	415,321	414,200	112,527
Preferred shares and ADSs – diluted		155,915	155,915		155,915	155,915	415,321	414,200	112,527

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on June 30, 2018 for reais into U.S. dollars of R$3.8558=US$1.00.
(2)

Derived from our restated consolidated statements of operations for the years ended December 31, 2015, 2014 and 2013, which have been restated to correct certain errors to our previously issued financial statements and related disclosures. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Presentation and Accounting Policies—Restatement of 2015 Financial Statements” and note 2 to our audited consolidated financial statements included in this prospectus.

(3)

In accordance with ASC 260, basic and diluted earnings per share have been calculated using the “two class method.” See note 21(g) to our audited consolidated financial statements included in this prospectus.

	As of June 30,				As of December 31,
	2018(1)		2018		2017(1)		2017		2016		2015(2)		2014(2)		2013(2)
											(restated)		(restated)		(restated)
	(in millions of US$)		(in millions of reais)		(in millions of US$)		(in millions of reais)
Balance Sheet Data:
Cash and cash equivalents	US$	1,322	R$	5,096	US$	1,780	R$	6,863	R$	7,563	R$	14,898	R$	2,449	R$	2,425
Short-term investments		11		42		5		21		117		1,802		171		493
Trade accounts receivable, less allowance for doubtful accounts		1,841		7,097		1,911		7,367		7,891		8,010		7,092		6,750
Assets held for sale		1,318		5,082		1,212		4,675		5,404		7,686		34,255		—
Total current assets		6,031		23,256		6,094		23,498		26,212		37,645		50,797		17,554
Property, plant and equipment, net		7,067		27,248		7,024		27,083		26,080		25,818		26,244		25,725
Non-current judicial deposits		2,062		7,952		2,150		8,290		8,388		8,953		9,127		8,167
Intangible assets, net		2,242		8,647		2,400		9,255		10,511		11,780		13,554		14,666
Total assets		18,161		70,024		18,410		70,987		74,047		94,545		106,999		75,244
Short-term loans and financings (including current portion of long-term debt)		77		299		14		54		55		11,810		4,464		4,159
Trade payables		1,074		4,142		1,341		5,171		4,116		5,253		4,359		4,763

	As of June 30,		As of December 31,
	2018(1)	2018	2017(1)	2017	2016	2015(2)	2014(2)	2013(2)
						(restated)	(restated)	(restated)
	(in millions of US$)	(in millions of reais)	(in millions of US$)	(in millions of reais)
Liabilities of assets held for sale (3)	71	274	92	354	545	745	27,178	—
Total current liabilities	2,125	8,195	2,550	9,831	9,444	26,142	42,752	15,700
Long-term loans and financings	2,266	8,739	—	—	—	48,048	31,386	31,695
Liabilities subject to compromise	9,462	36,482	16,894	65,139	63,746	—	—	—
Total liabilities	16,367	63,107	20,922	80,671	79,396	83,528	84,253	59,233
Share capital	5,560	21,438	5,560	21,438	21,438	21,438	21,438	7,471
Shareholders’ equity (deficit)	1,794	6,917	(2,512)	(9,684)	(5,349)	11,017	22,746	16,011

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on June 30, 2018 for reais into U.S. dollars of R$3.8558=US$1.00.
(2)

Derived from our restated consolidated balance sheets as of December 31, 2015, 2014 and 2013, which have been restated to correct certain errors to our previously issued financial statements and related disclosures. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Presentation and Accounting Policies—Restatement of 2015 Financial Statements” and note 2 to our audited consolidated financial statements included in this prospectus.

(3)

As of December 31, 2014, includes short-term loans and financings (including current portion of long-term debt) of R$1,935 million and long-term loans and financings of R$16,958 million that remained obligations of our company following the completion of our sale of PT Portugal.

RISK FACTORS

You should consider the following risks as well as the other information set forth in this prospectus when evaluating an investment in our company. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States. Additional risks and uncertainties not currently known to us, or those that we currently deem to be immaterial, may also materially and adversely affect our business, results of operations, financial condition and prospects. Any of the following risks could materially affect us. In such case, you may lose all or part of your original investment.

Risks Relating to the Rights Offer

Common ADS Rights and Common Share Rights that are not exercised prior to the Common ADS Rights Expiration Time or Share Rights Expiration Time, respectively, will expire valueless without any compensation, and if you do not exercise your Common ADS Rights or Common Share Rights, you will suffer significant dilution of your percentage ownership of Common ADSs or Common Shares, as the case may be.

Holders of Common ADS Rights will be entitled to exercise their Common ADS Rights during the period commencing at 9:00 a.m. on                 and ending at 5:00 p.m. on                 . Holders of Common Share Rights will be entitled to exercise their Common Share Rights during the period commencing at 9:00 a.m. (Brasília time) on                 and ending at 5:00 p.m. (Brasília time) on                 . Any Common ADS Rights or Common Share Rights that remain unexercised at the end of the applicable period will expire valueless without any compensation.

The Rights Offer will result in our issuance of an additional                  Common Shares, directly or in the form of ADSs. To the extent that you do not exercise your Common ADS Rights or Common Share Rights, as applicable, your proportionate ownership and voting interest in us will, accordingly, be reduced, and the percentage that your current holdings of Common ADSs or Common Shares represent of our increased share capital after completion of the Rights Offer will be disproportionately reduced. See “Dilution.” Even if you elect to sell your Common ADS Rights or Common Share Rights, the consideration you receive for them may not be sufficient to fully compensate you for the dilution of your percentage ownership of the Common ADSs or Common Shares, as applicable, that may be caused as a result of the Rights Offer.

The market prices of Common ADSs and Common Shares may fluctuate and may fall below the subscription price of the New Common ADSs and New Common Shares, respectively, issued upon the exercise of Common ADS Rights and Common Share Rights, respectively.

The market prices of the Common ADSs or Common Shares could be subject to significant fluctuations. Such risks depend on the market’s perception of the likelihood of completion of the Rights Offer, on sales of New Common ADSs and New Common Shares in the market during the Rights Offer or the impression that such sales will take place and/or in response to various facts and events, including any regulatory changes affecting our operations, variations in our operating results and business developments and/or those of our competitors. Stock markets have, from time to time, experienced significant price and volume fluctuations that have affected the market prices for securities and which may be unrelated to our financial condition, operating performance or prospects. Furthermore, our financial condition, operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of the Common ADSs and Common Shares.

We cannot assure you that the public trading market price of the Common ADSs and Common Shares will not decline below the exercise price after you elect to exercise your rights. If that occurs, because your subscription for New Common ADSs is irrevocable and may not be cancelled or modified, you will have committed to buy New Common ADSs at a price above the prevailing market price, and you will suffer an immediate unrealized loss on those New Common ADSs as a result. Moreover, we cannot assure you that following the exercise of rights you will be able to sell your New Common ADSs or New Common Shares at a price equal to or greater than the exercise price.

The Rights Offer may cause the price of the Common ADSs and Common Shares to decrease.

Depending upon the trading price of the Common ADSs and Common Shares at the time of our announcement of the Rights Offer and its terms, including the subscription price, together with the number of Common Shares we propose to issue and ultimately will issue if the Rights Offer is completed, the Rights Offer may result in an immediate decrease in the market value of the Common ADSs and Common Shares. This decrease may continue after the completion of the Rights Offer. If that occurs, you may have committed to buy Common ADSs and/or Common Shares in the Rights Offer at a price greater than the prevailing market price. Further, if a substantial number of Common ADS Rights and/or Common Share Rights are exercised and the holders of the New Common ADSs and/or New Common Shares received upon exercise of those rights choose to sell some or all of those New Common ADSs and/or New Common Shares, the resulting sales could depress the market price of the Common ADSs and Common Shares. Your purchase of New Common ADSs and/or New Common Shares in the Rights Offer may be at a price greater than the prevailing trading price. There is no assurance that following the exercise of your rights you will be able to sell your New Common ADSs and/or New Common Shares at prices equal to or greater than the applicable subscription prices.

No prior market exists for the Common ADS Rights or the Common Share Rights.

Although they will be transferable, the Common ADS Rights and Common Share Rights will be a new issue of securities with no established trading market. Unless exercised, the Common ADS Rights and the Common Share Rights will cease to have any value following the Common ADS Rights Expiration Time and the Share Rights Expiration Time, respectively.

Although we anticipate that the Common ADSs Rights will be eligible to trade on the NYSE beginning at 9:30 a.m. (New York City time) on                 , until 4:00 p.m. (New York City time) on                 , we can give no assurance that a market for the Common ADSs Rights will develop or, if a market does develop, as to how long it will continue or at what prices the rights will trade.

Although we anticipate that the Common Share Rights will be eligible to trade on the B3 from 9:00 a.m. (Brasília time) on                 to 5:00 p.m. (Brasília time) on                  , we can give no assurance that a market for the Common Share Rights will develop or, if a market does develop, as to how long it will continue or at what prices the rights will trade.

The New Common Share Subscription Price is not an indication of our market value.

Each Common ADS Right will entitle its holder to subscribe for one New Common ADS at an exercise price of the U.S. dollar equivalent of R$                . Each Common Share Right will entitle its holder to subscribe for one New Common Share at an exercise price of R$                . The exercise price has been determined based on a formula set forth in the RJ Plan and the Commitment Agreement, which resulted from independent negotiations between Oi and the Backstop Investors, and also considering the interests of our current shareholders. The New Common Share Subscription Price does not bear a direct relationship to the book value of our assets or the market value of our shares. Our Common ADSs and Common Shares may trade at prices lower than the respective subscription prices in the future.

You may not receive all of the Excess New Common ADSs and/or Excess New Common Shares you apply for in the Rights Offer.

Holders of Common ADS Rights and Commons Share Rights may manifest their intention to subscribe for Excess New Common ADSs and Excess New Common Shares, respectively, in the event that the Rights Offer is not fully subscribed pursuant to the exercise of rights initially allocated to holders of our existing Common ADSs and Preferred ADSs and existing Common Shares and Preferred Shares. If an insufficient number of Excess New Common ADSs and Excess New Common Shares are available to fully satisfy all excess applications, the available Excess New Common ADSs and Excess New Common Shares will be distributed on a pro rata basis as described in “The Offering—Subscription by Holders of Common ADSs and Preferred ADSs—Excess New Common ADSs” and “—Subscription by Holders of Common Shares and Preferred Shares—Excess New Common Shares.”

If you are a holder of Common ADS Rights, you will not be able to revoke the exercise of your subscription rights for New Common ADSs.

Unlike holders of Common Share Rights with respect to subscriptions for New Common Shares, holders of Common ADS Rights do not have withdrawal rights with respect to subscriptions for New Common ADSs. Therefore, even if circumstances arise after you have subscribed in the ADS Rights Offer that cause you to change your mind about subscribing for New Common ADSs, you will nonetheless be legally bound to proceed with your investment.

You need to act promptly and follow subscription instructions, otherwise your exercise of rights may be rejected and your rights may expire without value and without any compensation.

Holders who desire to exercise rights or apply for excess rights in the Rights Offer must act promptly to ensure that all required forms, letters and payments are actually received by the relevant agents prior to the Common ADS Rights Expiration Time or the Share Rights Expiration Time, as the case may be. If you fail to complete and sign the required acceptance forms or letters, send an incorrect payment amount, or otherwise fail to follow the procedures that apply to your desired transaction, your broker or other securities intermediary, the ADS Rights Agent or the B3 may reject all or part of your exercise of rights and any unexercised rights will expire without value and without any compensation. None of Oi, the Rights Agent or the B3 undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect acceptance form, letter or payment. We have sole discretion to determine whether an exercise of rights and acceptance of or subscription for New Common ADSs or New Common Shares properly follows the appropriate procedures. If you hold Common ADSs, Preferred ADSs, Common Shares or Preferred Shares through a broker or other securities intermediary, you are urged to consult your broker or other securities intermediary without delay regarding the procedure you need to follow for the subscription and payment for New Common ADS and/or New Common Shares.

Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of Common Share Rights and Common ADS Rights.

According to Law No. 10,833, enacted on December 29, 2003, if a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a Non-Brazilian Holder, disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another Non-Brazilian Holder. Accordingly, on the disposition of Common Share Rights, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described under “Taxation—Certain Brazilian Tax Considerations—Taxation of Gains,” regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. A disposition of Common ADS Rights between Non-Brazilian Holders, however, involves the disposal of a non- Brazilian asset and in principle is currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between Non-Brazilian Holders of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of Common ADS Rights made by Non-Brazilian Holders. Due to the fact that, as of the date of this prospectus, Law No. 10,833/2003 has no judicial guidance as to its application, we are unable to predict whether an interpretation applying such tax laws to dispositions of Common ADS Rights between Non-Brazilian Holders could ultimately prevail in Brazilian courts. For more information, see “Taxation—Certain Brazilian Tax Considerations—Taxation of Gains.”

Your receipt or disposition of Common ADS Rights or Common Share Rights may be treated as a taxable distribution to you.

Your receipt of Common ADS Rights or Common Share Rights pursuant to the Rights Offer should be treated as a non-taxable distribution with respect to your existing Common ADSs, Preferred ADSs, Common Shares or Preferred Shares for U.S. federal income tax purposes. However, this conclusion is not free from doubt, and it is possible that subsequent events, such as certain distributions from Oi made within 36 months of the issuance date of the Common ADS Rights and Common Share Rights, could cause U.S. holder to be subject to tax on the fair market value of the Common ADS Rights and Common Share Rights. Additionally, it is possible that the Internal Revenue Service may take a contrary view and require a U.S. holder to include in income the fair market value of Common ADS Rights and Common Share Rights on the date of their distribution. For more information, see “Taxation—Certain United States Federal Income Tax Considerations—Taxation of Rights—Receipt of Rights in the Rights Offer.”

In addition, subject to the passive foreign investment company, or PFIC, rules discussed under “Taxation—Certain United States Federal Income Tax Considerations—Taxation of New Shares—PFIC Rules,” if you sell, exchange or otherwise dispose of your Common ADS Rights or Common Share Rights in a taxable disposition, you will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your tax basis in your Common ADS Rights or Common Share Rights, if any, determined in U.S. dollars. Such gain or loss generally will be long-term capital gain or loss if the Common ADS Rights or Common Share Rights are deemed held for more than one year. Long-term capital gains realized by certain U.S. holders (including individuals) are eligible for taxation at reduced rates. Your holding period in the Common ADS Rights or Common Share Rights    will include your holding period in the existing Common ADSs, Preferred ADSs, Common Shares or Preferred Shares with respect to which the Common ADS Rights or Common Share Rights, as the case may be, were distributed. Your gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations. For more information, see “Taxation—Certain United States Federal Income Tax Considerations—Taxation of Rights—Sale, Exchange or Other Taxable Disposition of Rights.”

Each holder of Common ADSs, Preferred ADSs, Common Shares and Preferred Shares is urged to consult his, her or its own tax advisor with respect to the particular tax consequences of the Rights Offer.

Risks Relating to Our Financial Restructuring

If we fail to comply with certain conditions subsequent set forth in the RJ Plan, the RJ Plan may terminate and we may be declared bankrupt under Brazilian law and liquidated.

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant to an urgent measure approved by our board of directors. On December 19 and 20, 2017, the GCM was held to consider approval of the most recently filed judicial reorganization plan. The GCM concluded on December 20, 2017 following the approval of the RJ Plan reflecting amendments to the judicial reorganization plan presented at the GCM as negotiated during the course of the GCM. On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date. For more information with respect to the RJ Proceedings, see “Business—Our Judicial Reorganization Proceedings.”

The Brazilian Confirmation Order, according to its terms, is currently binding on all parties, although it is subject to pending appeals with no suspensive effect attributed to it. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals, the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims are entitled only to receive the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan. As of the date of this prospectus, there are several appeals of the Brazilian Confirmation Order pending (see “Business—Our Judicial Reorganization Proceedings—Confirmation of Judicial Reorganization Plan by RJ Court”). For more information with respect to the recoveries available with respect to claims against the RJ Debtors provided for in the RJ Plan, see “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Prepetition Liabilities Subject to Compromise.”

Under the terms of the RJ Plan, in the event that the Rights Offer is not fully subscribed and the subscription for Unsubscribed Shares by the Backstop Investors does not close on or prior to February 28, 2019, the RJ Plan will automatically terminate and the rights and guarantees of the creditors appearing on the Second Creditors List will be restored under the original terms as if the RJ Plan had never been approved, net of amounts validly received pursuant to the RJ Plan as of the termination date, in accordance with Brazilian Bankruptcy Law, unless creditors agree by a simple majority vote of the amount of claims present or represented at a meeting of creditors called for that purpose to the total or partial waiver or modification of the conditions described above. If the RJ Plan is terminated, creditors will be entitled to (1) approve a modification to the RJ Plan at a meeting of creditors complying with the quorum requirements established in the Brazilian Bankruptcy Law, or (2) seek to have the RJ Debtors adjudicated as bankrupt by the RJ Court.

We cannot assure you that the Rights Offer will be fully subscribed and the subscription for Unsubscribed Shares by the Backstop Investors will close on or prior to February 28, 2019, or that our creditors will agree to a waiver of this condition in the event that this transaction do not occur on a timely basis. As a result, the RJ Plan may automatically terminate. In the event that the RJ Plan terminates, we cannot predict (1) whether our creditors will be able to agree on a modification to the RJ Plan that will garner sufficient support to be approved by our creditors and confirmed by the RJ Court, (2) what modifications of the RJ Plan could be adopted and the impact of these modifications on our company, or (3) whether our creditors would seek to have the RJ Debtors adjudicated as bankrupt by the RJ Court, which under Brazilian law is generally followed by a liquidation of the debtors. The termination of the RJ Plan and the occurrence of any of these events subsequent to such termination is likely to have a material adverse effect on our business, financial condition, results of operations and ability to continue as a going concern.

The cash capital increase of R$4 billion provided for under Section 6 of the RJ Plan may not close on or prior to February 28, 2019, which could impair our ability to implement the capital expenditures contemplated by our business plan.

Under the terms of the RJ Plan, we are required to conclude the cash capital increase of R$4 billion provided for under Section 6 of the RJ Plan, either directly through this Rights Offer or through the exercise of our rights under the Commitment Agreement, on or prior to February 28, 2019. In the event that the Rights Offer is not fully subscribed and the subscription for Unsubscribed Shares by the Backstop Investors does not close on or prior to February 28, 2019, the RJ Plan will automatically terminate and the rights and guarantees of the creditors appearing on the Second Creditors List will be restored under the original terms as if the RJ Plan had never been approved, net of amounts validly received pursuant to the RJ Plan as of the termination date, in accordance with Brazilian Bankruptcy Law, unless creditors agree by a simple majority vote of the amount of claims present or represented at a meeting of creditors called for that purpose to the total or partial waiver or modification of the conditions described above.

As part of the RJ Plan, we negotiated the terms of the Commitment Agreement with members of the Ad Hoc Group, the IBC and certain other unaffiliated bondholders under which such bondholders agreed to backstop the Rights Offer. The commitments of these parties are subject to our satisfaction of certain conditions, including, among others, our compliance with the terms of the RJ Plan and the adoption by ANATEL of a new General Plan of Universal Service Goals (Plano Geral de Metas de Universalização) amending and/or revoking Decree No. 7,512/2011 and reducing the universal access targets applicable to switched fixed telephony concessions. We cannot assure you that each of these conditions will be met or waived by the parties to the Commitment Agreement in a timely fashion so as to permit the closing of the Commitment Agreement on or prior to February 28, 2019. In addition, the Commitment Agreement may be terminated by Backstop Investors holding more than 60% in amount of the total Backstop Commitments in the event that we have not achieved certain milestones set forth in the Commitment Agreement, some of which have not been met. We cannot assure you that the Commitment Agreement will not be terminated by action of the Backstop Investors. For more information about the Commitment Agreement and the conditions precedent thereto, see “The Offering—Backstop Commitment Agreement.”

In the event that we are unable to conclude the cash capital increase of R$4 billion provided for under Section 6 of the RJ Plan, either directly through this Rights Offer or through the exercise of our rights under the Commitment Agreement, we may be unable to fund the capital expenditures included in our business plan, which are necessary for us to modernize our infrastructure in order to successfully compete in the Brazilian telecommunications sectors. Our failure to do so is likely to have a material adverse effect on our business, financial condition, results of operations and ability to continue as a going concern.

General Risks Relating to the Telecommunications Industry

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business.

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. In addition, personal mobility service providers in Brazil are experiencing increasing competition from over-the-top, or OTT, providers, which provide content (such as WhatsApp, Skype and YouTube) over an internet connection rather than through a service provider’s network. OTT providers are becoming increasingly competitive as customers shift from mobile voice and SMS communications to internet-based voice and data communications through computers and smartphone or tablet applications. It is possible that alternative technologies may be developed that are more advanced than those we currently provide. We may not obtain the expected benefits of our investments if more advanced technologies are adopted by the market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

Our operations depend on our ability to maintain, upgrade and operate efficiently our accounting, billing, customer service, information technology and management information systems and to rely on the systems of other carriers under co-billing agreements.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure you that we will be able to operate successfully and upgrade our accounting, information and processing systems or that these systems will continue to perform as expected. We have entered into co-billing agreements with each long-distance telecommunications service provider that is interconnected to our networks in Brazil to include in our invoices the long-distance services rendered by these providers, and these providers have agreed to include charges owed to us in their invoices. Any failure in our accounting, information and processing systems, or any problems with the execution of invoicing and collection services by other carriers with whom we have co-billing agreements, could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

Improper use of our networks could adversely affect our costs and results of operations.

We may incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network could also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

Our business is dependent on our ability to expand our services and to maintain the quality of the services provided.

Our business as a telecommunications services provider depends on our ability to maintain and expand our telecommunications services network. We believe that our expected growth will require, among other things:

•	continuous development of our operational and administrative systems;

•	increasing marketing activities;

•	improving our understanding of customer wants and needs;

•	continuous attention to service quality; and

•	attracting, training and retaining qualified management, technical, customer relations, and sales personnel.

We believe that these requirements will place significant demand on our managerial, operational and financial resources. Failure to manage successfully our expected growth could reduce the quality of our services, with adverse effects on our business, financial condition and results of operations.

Our operations are also dependent upon our ability to maintain and protect our network. Failure in our networks, or their backup mechanisms, may result in service delays or interruptions and limit our ability to provide customers with reliable service over our networks. Some of the risks to our networks and infrastructure include (1) physical damage to access lines and long-distance optical cables; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our net operating revenue or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL, and may adversely affect our business and results of operations.

We face various cyber-security risks that, if not adequately addressed, could have an adverse effect on our business.

We face various cyber-security risks that could result in business losses, including but not limited to contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, equipment failures, unauthorized access to and loss of confidential customer, employee and/or proprietary data by persons inside or outside of our organization, cyber attacks causing systems degradation or service unavailability, the penetration of our information technology systems and platforms by ill-intentioned third parties, and infiltration of malware (such as computer viruses) into our systems. Cyber attacks against companies have increased in frequency, scope and potential harm in recent years. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or third parties operating in any region, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective. We may not be able to successfully protect our operational and information technology systems and platforms against such threats. Further, as cyber attacks continue to evolve, we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability. The inability to operate our networks and systems as a result of cyber attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other communications providers. The costs associated with a major cyber attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber-security measures and the use of alternate resources, lost revenues from business interruption and litigation. If we are unable to adequately address these cyber-security risks, or operating network and information systems could be compromised, which would have an adverse effect on our business, financial condition and results of operations.

The mobile telecommunications industry and participants in this industry, including us, may be required to adopt an extensive program of field measurements of radio frequency emissions and be subject to further regulation and/or claims based on concerns regarding potential health problems and interfere with medical devices.

Media and other entities have suggested that the electromagnetic emissions from mobile handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using mobile handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile services providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of mobile handsets and base stations, including on frequency ranges we use to provide mobile services, and these health concerns. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services.

In July 2002, ANATEL enacted regulations that limit emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In May 2009, Law No. 11,934 was enacted, which established the need for field measurements by telecommunications service providers of all radio-communication transmitting stations every five years with respect to emission and exposure to these fields. We expect that ANATEL will publish new regulations which provide for the reevaluation of regulations regarding human exposure to radiofrequency electromagnetic fields and the form of the field measurements mandated by Law No. 11,934 by the end of 2018. We cannot predict the scope of the technical and financial impact of these new regulations on our company.

Risks Relating to Our Company

We have identified various material weaknesses in our internal control over financial reporting which have materially adversely affected our ability to timely and accurately report our results of operations and financial condition. These material weaknesses may not have been fully remediated as of the filing date of this prospectus and we cannot assure you that other material weaknesses will not be identified in the future.

Under the supervision and with the participation of our chief executive officer and our chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the criteria established in “Internal Control —Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that as of December 31, 2017, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. These deficiencies resulted in material misstatements to the Company’s financial statements for 2015 and previous years, which were corrected through restatement of those periods, and to the preliminary 2016 and 2017 financial statements, which were corrected prior to issuance.

The material weaknesses identified as of December 31, 2017 were: (1) we did not design, establish and maintain effective procedures to ensure adequate review, approval, and existence of sufficient supporting documentation over manual journal entries. This weakness could impact in a failure to timely detect the totality of manual journal entries, as well as their adequate approval and revision; (2) we did not design, establish or maintain effective controls over the communication of activity that impacted the judicial deposits and contingencies balances. Further, effective controls over the timely reconciliation of these accounts were not established or maintained; (3) we did not design, establish or maintain effective control over the preparation, timely review, and documented approval of the reconciliation of unbilled revenues. Specifically, we did not have effective controls over the completeness and accuracy of supporting schedules. The schedules and historical information used in this process were not reviewed in a periodic and timely manner; (4) we did not have sufficient and skilled accounting and finance personnel necessary to perform appropriate processes and controls related to the preparation of the financial statements in accordance with U.S. GAAP, which includes timely identification and review of significant non-routine transactions. As a result, a number of errors in our financial statements were detected and corrected and could not be detected on a timely basis by management in the normal course of the business; (5) we did not design, establish or maintain effective control over the completeness and accuracy of consolidation entries, which includes timely review of reconciliation of intercompany balances and its elimination in the consolidation process; and (6) we did not design, establish or maintain effective control over the process level control to capture and identify the statute of limitation of its recoverable taxes.

Although we have implemented and continue to implement measures designed to remediate these material weaknesses and, in the short term, to mitigate the potential adverse effects of these material weaknesses, our assessment of the impact of these measures has not been completed as of the filing date of this prospectus and we cannot assure you that these measures are adequate. Moreover, we cannot assure you that additional material weaknesses in our internal control over financial reporting will not arise or be identified in the future.

As a result, we must continue our remediation activities and must also continue to improve our operational, information technology, and financial systems, infrastructure, procedures, and controls, as well as continue to expand, train, retain, and manage our employee base. Any failure to do so, or any difficulties we encounter during implementation, could result in additional material weaknesses or in material misstatements in our financial statements. These misstatements could result in a future restatement of our financial statements, could cause us to fail to meet our reporting obligations, or could cause investors to lose confidence in our reported financial information, which could materially adversely affect our business, financial condition and results of operations and may generate negative market reactions, potentially leading to a decline in the price of the Common Shares and Common ADSs.

Our debt instruments contain covenants that could restrict our financing and operating flexibility and have other adverse consequences.

As of June 30, 2018 and December 31, 2017, we had loans and financings of R$32,153 million and R$49,130 million, respectively, classified as liabilities subject to compromise. Following the implementation of the RJ Plan, the outstanding amount of our loans and financings has been substantially reduced. As of June 30, 2018, we had loans and financings of R$18,419 million not classified as liabilities subject to compromise, excluding the fair value adjustment of our loans and financings. However we are subject to certain financial covenants under the instruments that govern our indebtedness that limit our ability to incur additional debt. The level of our consolidated indebtedness and the requirements and limitations imposed by these debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries, to:

•	incur additional debt;

•	grant liens;

•	pledge assets;

•	sell or dispose of assets; and

•	make certain acquisitions, mergers and consolidations.

If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect our profitability. In addition, the cash required to service our indebtedness reduces the amount available to us to make capital expenditures. If we are unable to generate operating cash flows, we may not be able to continue servicing our debt.

Under the RJ Plan, until the fifth anniversary of the Brazilian Confirmation Date, we are required to apply an amount equivalent to 100% of the net revenue from our sale of assets in excess of US$200 million to investments in our activities. Beginning on the sixth anniversary of the Brazilian Confirmation Date, we are required to allocate to the repayment of debt instruments representing recoveries under the RJ Plan on an annual basis an amount equivalent to 70% of the amount by which (1) our cash and cash equivalents and financial investments at the end of each fiscal year exceeds (2) the greater of (a) 25% of our operating expenses and capital expenses for that fiscal year, and (b) R$5,000 million, subject to adjustment in the event that we conclude any capital increases. The cash required to make these repayments will reduce the amount available to us to make capital expenditures.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness or seek additional equity capital. In this circumstance, we may be unable to obtain financing on satisfactory terms, or at all.

For more information regarding the debt instruments to which we are obligated, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness” and “—Prepetition Liabilities Subject to Compromise.”

We rely on strategic suppliers of equipment, materials and certain services necessary for our operations and expansion. If these suppliers fail to provide equipment, materials or services to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

We rely on a few strategic suppliers of equipment and materials, including Huawei and Nokia Solutions and Networks do Brasil Telecomunicações Ltda, to provide us with equipment and materials that we need in order to expand and to operate our business in Brazil. In addition, we rely on a third-party provider of network maintenance services in certain regions were we operate. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that our operations and expansion plans require or the services that we require to maintain our networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for our company to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or services to us on a timely basis or otherwise in compliance with the terms of our contracts with these suppliers, we could experience disruptions or declines in the quality of our services, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable losses but do not make provisions for possible and remote losses.

As a result of the RJ Proceedings, we have applied ASC 852 in preparing our consolidated financial statements. ASC 852 requires that financial statements separately disclose and distinguish transactions and events that are directly associated with our reorganization from the transactions and events that are associated with the ongoing operations of our business. Accordingly, our prepetition obligations, including certain of our legal contingencies, that may be impacted by the RJ Proceedings based on our assessment of these obligations following the guidance of ASC 852 have been classified on our balance sheet as “Liabilities subject to compromise.” Prepetition liabilities subject to compromise are required to be reported at the amount allowed as a claim by the RJ Court, regardless of whether they may be settled for lesser amounts and remain subject to future adjustments based on negotiated settlements with claimants, actions of the RJ Court or other events. As of June 30, 2018 and December 31, 2017, the aggregate amount of legal contingencies recognized by the RJ Court was R$4,329 million and R$13,162 million, respectively. For more information about the impact of the RJ Proceedings on our legal proceedings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Prepetition Liabilities Subject to Compromise—Labor Contingencies,” “—Civil Contingencies – ANATEL,” and “—Civil Contingencies – Other Claims, “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan,” note 28 to our audited consolidated financial statements included in this prospectus and note 19 to our unaudited interim consolidated financial statements included in this prospectus.

In addition, as of June 30, 2018 and December 31, 2017, the total estimated amount in controversy for those proceedings not subject to the RJ Plan in respect of which the risk of loss was deemed probable or possible totaled approximately R$28,162 million and R$27,603 million, respectively, and we had established provisions of R$1,304 million and R$1,368 million, respectively, relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 18 to our audited consolidated financial statements included in this prospectus and note 19 to our unaudited interim consolidated financial statements included in this prospectus.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote could be substantial. Consequently, our losses could be significantly higher than the amounts for which we have recorded provisions.

If we are subject to unfavorable decisions in any legal or administrative proceedings and the losses in those proceedings significantly exceed the amount for which we have provisioned or involve proceedings for which we have made no provision, our results of operations and financial condition may be materially adversely affected. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts. Unfavorable decisions in these legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations. For a more detailed description of these proceedings, see “Business—Legal Proceedings”.

We have indemnification obligations with respect to the PT Exchange and the PT Portugal Disposition that could materially adversely affect our financial position.

In the exchange agreement, or the PT Exchange Agreement, that we entered into with Pharol under which we transferred defaulted commercial paper of Rio Forte Investments S.A., or Rio Forte, to Pharol in exchange for the delivery to our company of Common Shares and Preferred Shares as described under “Principal Shareholders—PT Option Agreement,” we agreed to indemnify Pharol against any loss arising from (1) Pharol’s contingent or absolute tax or anti-trust obligations in relation to the assets contributed to our company in the Oi capital increase in connection with which we acquired PT Portugal from Pharol in May 2014 and (2) Pharol’s management activities, with reference to acts or triggering events occurring on or prior to May 5, 2014, excluding any losses incurred by Pharol as a result of the financial investments in the Rio Forte commercial paper and the acquisition of the Rio Forte commercial paper from Oi under the PT Exchange Agreement.

In the PTP Share Purchase Agreement under which we sold PT Portugal in the PT Portugal Disposition, we agreed to indemnify Altice Portugal for breaches of our representations and warranties under the PTP Share Purchase Agreement, subject to certain customary procedural and financial limitations. There can be no assurance that we will not be subject to significant claims under these indemnification provisions and if we are subject to such claims under these indemnification provisions, we could be required to pay significant amounts, which would have an adverse effect on our financial condition.

We are subject to potential liabilities relating to our third-party service providers, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to potential liabilities relating to our third-party service providers in Brazil. Such potential liabilities may involve claims by employees of third-party service providers in Brazil directly against us as if we were the direct employer of such employees, as well as claims against us for secondary liability for, among other things, occupational hazards, wage parity or overtime pay, in the event that such third-party service providers fail to meet their obligations to their employees. We have not recorded any provisions for such claims, and significant judgments against us could have a material adverse effect on our business, financial condition and results of operations.

We are subject to delinquencies of our accounts receivables. If we are unable to limit payment delinquencies by our customers, or if delinquent payments by our customers increase, our financial condition and results of operations could be adversely affected.

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. During the six-month period ended June 30, 2018, we recorded provisions for doubtful accounts in the amount of R$781 million, or 7.0% of our net operating revenue, primarily due to subscribers’ delinquencies. During 2017, we recorded provisions for doubtful accounts in the amount of R$692 million, or 2.9% of our net operating revenue, primarily due to subscribers’ delinquencies. As of June 30, 2018 and December 31, 2017, our provision for doubtful accounts was R$1,781 million and R$1,342 million, respectively.

ANATEL regulations prevent us from implementing certain policies that could have the effect of reducing delinquency of our customers in Brazil, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to successfully implement policies to limit delinquencies of our Brazilian subscribers or otherwise select our customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect our operating and financial results.

In addition, if the Brazilian economy declines due to, among other factors, a reduction in the level of economic activity, an increase in inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to pay their bills on a timely basis, which would increase our provision for doubtful accounts and adversely affect our financial condition and results of operations.

We are dependent on key personnel and the ability to hire and retain additional personnel.

We believe that our success will depend on the continued services of our senior management team and other key personnel. Our management team is comprised of highly qualified professionals, with extensive experience in the telecommunications industry. The loss of the services of any of our senior management team or other key employees could adversely affect our business, financial condition and results of operations. We also depend on the ability of our senior management and key personnel to work effectively as a team.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, sales and marketing personnel. Competition for such personnel is intense, and we cannot guarantee that we will successfully attract, assimilate or retain a sufficient number of qualified personnel. Failure to retain and attract the necessary technical, managerial, sales and marketing and administrative personnel could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Brazilian Operations

Our Residential Services business faces competition from mobile services and other fixed-line service providers, which may adversely affect our revenues and margins.

Our Residential Services business, which provides local and long-distance fixed-line voice, fixed-line data, or broadband, and subscription television, or Pay-TV, services to our residential customers, as well as bundles of these services together with mobile services, faces competition from:

•	mobile services, as reductions in interconnection tariffs, which have led to more robust mobile package offerings, have driven the traffic migration trend of fixed-to-mobile substitution;

•

other fixed-line voice service providers, primarily (1) Claro S.A. (a subsidiary of América Móvil S.A.B. de C.V., or América Móvil, one of the leading telecommunications service providers in Latin America), or Claro, which markets its fixed-line voice services under the brand name “Embratel,” and (2) Telefônica Brasil S.A. (a subsidiary of Telefónica S.A.), or Telefônica Brasil, the largest telecommunications operator in Brazil);

•

other broadband service providers, including (1) Claro, which markets its broadband services under the brand name “Net,” (2) Telefônica Brasil, and (3) smaller regional broadband services provider including Companhia Paranense de Energia – Copel and Companhia Energética de Minas Gerais – CEMIG; and

•	other Pay-TV service providers, including our primary competitors (1) SKY Brasil Serviços Ltda., or SKY, and (2) Claro, which markets its Pay-TV services under the “Claro TV” and “Net” brands.

Based on information available from ANATEL, from December 31, 2012 to June 30, 2018, the number of fixed lines in service (including the number fixed lines provided to our Business-to-Business, or B2B, customers) in our service areas (all of Brazil other than the state of São Paulo) declined from 27.7 million to 25.1 million . As of June 30, 2018, based on information available from ANATEL, (1) we had a market share of 53.2% of the total fixed lines in service in Region I of Brazil and a market share of 48.9% of the total fixed lines in service in Region II of Brazil (in each case, including the fixed lines provided to our B2B customers); (2) Claro had a market share of 24.8% of the total fixed lines in service in Region I and a market share of 20.1% of the total fixed lines in service in Region II; and (3) Telefônica Brasil had a market share of 14.1% of the total fixed lines in service in Region I and a market share of 25.9% of the total fixed lines in service in Region II.

As a result of competition from mobile services, we expect (1) the number of our fixed lines in service to experience a slow decline, as some of our customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines for making voice calls to decline, as customers replace fixed-line calls in favor of calls on mobile phones as a result of the emergence of “all-net” plans, which allow a customer to make calls to any fixed-line or mobile device of any operator for a flat monthly fee. The rate at which the number of fixed lines in service in our service areas, a large majority of which are used by our residential customers, may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. Despite the recent deceleration of fixed line disconnections, because we derive a significant portion of our net operating revenue from our Residential Services business, the reduction in the number of our fixed lines in service has negatively affected and is likely to continue to negatively affect our net operating revenue and margins.

Our broadband services in Brazil face strong competition from Claro, Telefônica Brasil and small regional players, which had market shares of 24.1%, 16.0% and an aggregate 22.2%, respectively, for broadband services in Regions I and II of Brazil as of June 30, 2018, according to data from ANATEL. As of June 30, 2018, we had a market share of 30.9% for broadband services in Regions I and II of Brazil, according to data from ANATEL. Claro provides local fixed-line services to residential customers through its cable network in the portions of Regions I and II where it provides cable television and broadband services under the “Net” brand. Telefônica Brasil provides local fixed-line services through its own network and the assets it acquired from Vivendi S.A. when it acquired GVT Participações S.A. in 2015. The primary drivers of competition in the broadband industry are speed and price, with discounts typically offered in the form of bundled services. Claro and Telefônica Brasil each offer broadband services at higher speeds than ours and both offer integrated voice, broadband and subscription television services, typically as bundles, to the residential services market through a single network infrastructure. Future offerings by our competitors that are aggressively priced or that offer additional services could have an adverse effect on our net operating revenue and our results of operations.

The primary providers of Pay-TV services in the regions in which we provide residential services are SKY, which provides direct-to-home, or DTH, service, and Claro, which provides DTH service under the “Claro TV” brand and Pay-TV services using coaxial cable under the “Net” brand. We offer DTH services throughout the regions in which we provide residential services. Future changes in satellite technology may result in one of our competitors utilizing new satellites for DTH services that have higher capacities or better quality of service, which could adversely affect our net operating revenue and may adversely affect our results of operations.

Our primary competitors for residential services, Claro and Telefônica Brasil, are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company. In addition, we compete in our service areas with smaller companies that have been authorized by ANATEL to provide local fixed-line services. Increased competition from these small, regional companies may require us to increase our marketing expenses and our capital expenditures, which would lead to a decrease in our profitability. For a more information about our competition in the residential services market in Brazil, see “Business—Competition—Residential Services”.

Our Personal Mobility Services business faces strong competition from fixed-line service providers other mobile services providers and internet data providers, which may adversely affect our revenues and margins.

The mobile services market in Brazil is extremely competitive. Our Personal Mobility Services business, which provides post-paid and pre-paid mobile voice services and post-paid and pre-paid mobile data communications services, faces competition from large competitors such as (1) TIM Participações S.A., or TIM, (2) Claro and (3) Telefônica Brasil, which markets its mobile services under the brand name “Vivo.” As of June 30, 2018, based on information regarding the total number of subscribers as of that date available from ANATEL, we had a market share of 16.5% of the total number of mobile subscribers (including subscribers in our B2B Services business), ranking behind Telefônica Brasil with 32.0%, Claro with 25.1% and TIM with 24.1%. Telefônica Brasil, Claro and TIM are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

Our ability to generate revenues from our Personal Mobility Services business depends on our ability to continue to maintain or increase the average revenue per unit, or ARPU, generated by our customer base, retain or increase the size of our customer base, improve the perception of the quality of our services and encourage the migration of our customers to our UMTS (Universal Mobile Telecommunications System), or 3G, and our LTE (Long Term Evolution), or 4G, networks through our offers of attractive data packages that take advantage of the structural shift from voice to data usage. The recent trend towards SIM card consolidation, reversing the trend of customers using multiple SIM cards to participate in on-net calling plans and the demand for more aggressive data packages in the pre-paid market may result in a decline in the size of our customer base. The increased use of instant internet messaging and Voice over Internet Protocol, or VoIP, services on smartphone applications such as WhatsApp may result in a migration from voice to data services, which could have an adverse effect on the size and profitability of our customer base. Acquiring each additional personal mobility customer entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our Personal Mobility Services business. During the six-month period ended June 30, 2018 and the year ended December 31, 2017, the average monthly churn rate of our Personal Mobility Services business was 3.9% and 4.1% per month, respectively.

We have experienced increased pressure to reduce our mobile rates in response to pricing competition. This pricing competition has taken the form unlimited voice plans or special promotional packages, which may include, among other things, traffic usage promotions. We no longer offer handset subsidies for new customers, and competing with the service plans and promotions offered by our competitors may cause an increase in our marketing expenses and customer-acquisition costs, which has adversely affected our results of operations during some periods in the past and could continue to adversely affect our results of operations. Our inability to compete effectively with these packages could result in our loss of market share and adversely affect our net operating revenue and profitability. For more information about our competition in the personal mobility services market in Brazil, see “Business—Competition—Personal Mobility Services”.

Our B2B Services business faces strong competition from other mobile, fixed-line and information technology services providers, which may adversely affect our revenues and margins.

Our B2B Services business provides a la carte and bundled fixed-line voice and data services, mobile voice and data services and information technology services to our small- and medium-sized enterprise, or SME, customers and our corporate (including government) customers, as well as interconnection, network usage and traffic transportation services to other telecommunications providers, which we refer to as our wholesale business. The competition risks relating to the fixed-line and mobile services we provide to our SME and corporate customers are similar to those relating to the fixed-line and mobile services we provide to our residential and personal mobility customers, respectively.

The Brazilian recession has had a significant negative effect on our operating revenue and margins as SMEs generally, including our customers, have reduced the size of their businesses and in some cases ceased operations, and a number of our Corporate customers have reduced their telecommunications spending as part of their overall cost-cutting efforts. Because we derive a significant portion of our net operating revenue from our B2B Services business, the loss of a significant number of SME and corporate customers would adversely affect our net operating revenue and may adversely affect our results of operations. For more information about our competition in the B2B market in Brazil, see “Business—Operations in Brazil—Competition—B2B Services”.

Our long-distance services in Brazil face significant competition, which may adversely affect our revenues.

In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil has become less competitive as a result of ongoing reductions in the interconnection rates, as mandated by ANATEL. The proliferation of all-net service plans, particularly for mobile services, offers unlimited long-distance calls and data combination plans that have reduced the relevance of long-distance services for mobile services. As a result, competition for long-distance services in Brazil is limited to fixed-line voice services. We compete with Telefônica Brasil, which is the incumbent fixed-line service provider in the State of São Paulo. Competition in the Brazilian fixed-line long-distance market may require us to increase our marketing expenses and/or provide services at lower rates than those we currently expect to charge for such services. Competition in the Brazilian fixed-line long-distance market has had and could continue to have a material adverse effect on our revenues and margins.

The Brazilian telecommunications industry is highly regulated. Changes to these regulations have and may continue to adversely impact our business.

The Brazilian telecommunications industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunications service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect our business, financial condition and results of operations. For more information, see “Business—Regulation of the Brazilian Telecommunications Industry”.

For example, in November 2012, ANATEL approved the General Plan on Competition Targets (Plano Geral de Metas de Competição), which includes criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of public regime service providers. For more information, see “Business—Regulation of the Brazilian Telecommunications Industry—Other Regulatory Matters—General Plan on Competition Targets”. We have been classified by ANATEL as a company with significant market power in certain markets, as a result of which we are subject to increased regulation in areas such as fixed-line and mobile infrastructure sharing and mobile interconnection rates. In 2014 ANATEL approved rules under which interconnection rates we are able to charge for the use of our mobile networks would be reduced between 2016 and 2019. As a result, the mobile interconnection rates for Regions I, II and III declined by 47.1%, 47.7% and 39.2%, respectively, in each of February 2017 and 2018, and they will decline by the same percentages in February 2019. ANATEL has also set the interconnections rates we are able to charge for the use of our fixed-line networks, which have declined between 20.9% and 57.3% in each of February 2017 and 2018 and will continue to decline by the same percentages in February 2019. For more information, see “Business—Rates—Network Usage (Interconnection) Rates”. These regulations have had and will continue to have adverse effects on our revenues, although as a result of reductions in our costs and expenses for these services that we acquire from other telecommunications providers, we cannot predict with certainty the effects that these regulations will have on our results of operations.

In December 2016, legislation was introduced in the Brazilian Congress, which we refer to as PLC 79, to substantially amend certain features of the current regulatory framework of the Brazilian telecommunications industry. For more information about PLC 79, see “Business—Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations—Other Regulatory Matters—New Regulatory Framework”. PLC 79 has faced political gridlock in the Brazilian Congress and has not yet been passed, and we cannot predict whether this legislation will ultimately be adopted by the Brazilian Congress and executed by the President or will be adopted as proposed. Furthermore, should this legislation be adopted, many of its provisions would only have effects on our business following a rule-making procedure by ANATEL to implement the modifications to the regulatory scheme. We cannot predict the form of these new regulations or the time required for ANATEL to propose or adopt these regulations. Therefore, we are unable to predict with any certainty the effects of this legislation on our company, if adopted.

We cannot predict whether ANATEL, the Brazilian Ministry of Science Technology, Innovation and Communication (Ministério da Ciência, Tecnologia, Inovação e Comunicação), or the Brazilian Ministry of Communication, or the Brazilian government will adopt these or other telecommunications sector policies in the future or the consequences of such policies on our business or the business of our competitors. In the event that any modification of the regulatory scheme or new regulations applicable to our company are adopted that increase the costs of compliance to our company, whether through capital expenditure requirements, increased service requirements, increased costs for renewal of our authorizations and licenses, increased exposure to regulatory penalties or otherwise, these modifications and regulations could have a material adverse effect on our business, financial condition and results of operations.

Our local fixed-line and domestic long-distance concession agreements in Brazil are subject to periodic modifications by ANATEL and we cannot assure you that the modifications to these concession agreements will not have adverse effects on our company.

We provide fixed-line telecommunications services in our Brazilian service areas pursuant to concession agreements with the Brazilian government. These concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. In connection with each five-year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

Our obligations under our concession agreements may be subject to revision in connection with each future amendment. Our concession agreements were last amended in 2011. In 2014, ANATEL held a public comment period for the 2015 revision of the terms of our concession agreements and met regularly with us throughout 2015 to discuss possible amendments, and in 2016 the Brazilian Ministry of Communication issued an ordinance addressing guidelines for the establishment of a new regulatory framework for telecommunications, in line with the provisions of PLC 79. Despite these efforts, our concession agreements have not yet been amended, as a result of the Brazilian Congress’s failure to date to pass PLC 79, passage of which is required to provide the necessary legal authority for ANATEL to implement the proposed changes to our concession agreements. Further discussions regarding amendments to our concession agreements have halted pending resolution of PLC 79. Under their existing terms, our concession agreements may be amended by December 2020 at the latest. If PLC 79 is not passed, our concession agreements will expire in 2025 without the possibility of renewal. For more information about our concession agreements, see “Business—Concessions, Authorizations and Licenses—Fixed-Line and Domestic Long-Distance Services Concession Agreements”.

In connection with the consideration of revisions to the concession agreements under the public regime, in January 2017, ANATEL proposed revisions to the terms of the General Plan of Grants (Plano Geral de Outorgas), in line with the provisions of PLC 79. However, as a result of the legislative gridlock faced by PLC 79, ANATEL has halted implementation of the General Plan of Grants. For more information about PLC 79 and ANATEL’s proposed revisions to the terms of the General Plan of Grants, see “Business—Regulation of the Brazilian Telecommunications Industry—Other Regulatory Matters—New Regulatory Framework”.

We cannot assure you that any future amendments to our concession agreements or the General Plan of Grants will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our Brazilian fixed-line businesses. If the amendments to our Brazilian concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

Our local fixed-line and domestic long-distance concession agreements expire on December 31, 2025 and we cannot assure you that our bids for new concessions upon the expiration of our existing concessions will be successful or that the pending expiration of these concessions will not have adverse effects on our ability to finance our operations.

Our concession agreements will expire on December 31, 2025. We expect the Brazilian government to offer new concessions in competitive auctions prior to the expiration of our existing concession agreements. We may participate in such auctions, but our existing fixed-line and domestic long-distance concession agreements will not entitle us to preferential treatment in these auctions. If we do not secure concessions for our existing service areas in any future auctions, or if such concessions are on less favorable terms than our current concessions, our business, financial condition and results of operations would be materially adversely affected. In addition, based on the current scheduled expiration of our concession agreements and the uncertainty that the terms of these concessions will be extended, investors may be unwilling to make investments in our company on terms that are attractive to our company, or at all. Our inability to raise capital in the equity or debt markets on favorable terms, or at all, could have a materially adverse effect on our business, financial condition and results of operations.

Our local fixed-line and domestic long-distance concession agreements in Brazil, as well as our authorizations to provide personal mobile services in Brazil, contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties being imposed on us by ANATEL.

Our local fixed-line and domestic long-distance concession agreements in Brazil contain terms reflecting the General Plan of Universal Service Goals, the General Plan of Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL, the terms of which could affect our financial condition and results of operations. Our local fixed-line concession agreements in Brazil also require us to meet certain network expansion, quality of service and modernization obligations in each of the Brazilian states in our service areas. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with our quality and universal service obligations. See “Business—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services”.

In addition, our authorizations to provide personal mobile services contain certain obligations requiring us to meet network scope and quality of service targets. If we fail to meet these obligations, we may be fined by ANATEL until we are in full compliance with our obligations and, in extreme circumstances, our authorizations could be revoked by ANATEL. See “Business—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers”.

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan of Universal Service Goals.

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As a result of the commencement of the RJ Proceedings, our contingencies related to claims of ANATEL were reclassified liabilities subject to compromise and were measure as required by ASC 852. As of June 30, 2018 and December 31, 2017, our prepetition liabilities subject to compromise included R$928 million and R$9,334 million, respectively, related with claims of ANATEL. For more information relating to the reclassification of contingencies related to claims of ANATEL as of June 30, 2018, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of the RJ Proceedings and Our Financial Restructuring.”

By operation of the RJ Plan and the Brazilian Confirmation Order (provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it), the claim for these contingent obligations has been novated and discharged under Brazilian law and ANATEL is entitled only to receive the recovery set forth in the RJ Plan in exchange for these contingent claims in accordance with the terms and conditions of the RJ Plan. For more information regarding the recoveries to which ANATEL is entitled under the RJ Plan, see “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan—Settlement of Class III Claims—ANATEL.”

We may be unable to implement our plans to expand and enhance our existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

Our ability to achieve our strategic objectives depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our networks in Brazil. Factors that could affect this implementation include:

•	our ability to generate cash flow or to obtain future financing necessary to implement our projects;

•	delays in the delivery of telecommunications equipment by our vendors;

•	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities;

•	the failure to obtain licenses necessary for our projects; and

•	delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

Although we believe that our cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

Certain key inputs are subject to risks related to importation, and we acquire other key inputs from a limited number of domestic suppliers, which may further limit our ability to acquire such inputs in a timely and cost effective manner.

The high growth in data markets in general and broadband in particular may result in a limited supply of equipment essential for the provision of such services, such as data transmission equipment and modems. The restrictions on the number of manufacturers imposed by the Brazilian government for certain inputs, mainly data transmission equipment and modems, and the geographical locations of non-Brazilian manufacturers of these inputs, pose certain risks, including:

•	vulnerability to currency fluctuations in cases where inputs are imported and paid for with U.S. dollars, Euros or other non-Brazilian currency;

•	difficulties in managing inventory due to an inability to accurately forecast the domestic availability of certain inputs; and

•	the imposition of customs or other duties on key inputs that are imported.

If any of these risks materialize, they may result in our inability to provide services to our customers in a timely manner or may affect the prices of our services, which may have an adverse effect on our business, financial condition and results of operations.

We make investments based on demand forecasts that may become inaccurate due to economic volatility and may result in revenues that lower than expected.

We make certain investments, such as the procurement of materials and the development of physical sites, based on our forecasts of the amount of demand that customers will have for our services at a later date (generally several months later). However, any major changes in the Brazilian economic scenario may affect this demand and therefore our forecasts may turn out to be inaccurate. For example, economic crises may restrict credit to the population, and uncertainties relating to employment may result in a delay in the decision to acquire new products or services. As a result, it is possible that we may make larger investments based on demand forecasts than were necessary given actual demand at the relevant time, which may directly affect our cash flow.

Furthermore, improvements in economic conditions may have the opposite effect. For example, an increase in demand not accompanied by our investment in improved infrastructure may result in a possible loss of opportunity to increase our revenue or result in the degradation of the quality of our services.

We may be unable to respond to the recent trend towards consolidation in the Brazilian telecommunications market.

The Brazilian telecommunications market has been subject to consolidation. Mergers and acquisitions may change market dynamics, create competitive pressures, force small competitors to find partners and impact our financial condition; and may require us to adjust our operations, marketing strategies (including promotions), and product portfolio. For example, in March 2015, Telefónica S.A. acquired from Vivendi S.A., all of the shares of GVT Participações S.A., the controlling shareholder of Global Village Telecom S.A. This acquisition increased Telefónica’s share of the Brazilian telecommunications market, and we believe such trend is likely to continue in the industry as players continue to consolidate. Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations. We may also consider engaging in merger or acquisition activity in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

Companies in the Brazilian telecommunication industry, including us, may be harmed by restrictions regarding the installation of new antennas for mobile services.

Currently, there are approximately 250 municipal laws in Brazil that limit the installation of new antennas for mobile service, which has been a barrier to the expansion of mobile networks. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radiofrequencies of the antennas. The federal law, that establishes new guidelines to create a consolidated plan for the installation of antennas was approved in 2015, however, it is still pending specific regulation. Despite the federal initiative, as long as the municipal laws remain unchanged, the risk of noncompliance with regulations and of having services of limited quality in certain areas continues to exist, which could materially and adversely affect our business, results of operations and financial condition.

Additional antenna installation is also limited as a result of concerns that radio frequency emissions from base stations may cause health problems. See “—General Risks Relating to the Telecommunications Industry—The mobile telecommunications industry and participants in this industry, including us, may be required to adopt an extensive program of field measurements of radio frequency emissions and be subject to further regulation and/or claims based on concerns regarding potential health problems and interfere with medical devices”.

Our commitment to meet the obligations of our Brazilian employees’ pension plans, managed by Fundação Sistel de Seguridade Social and Fundação Atlântico de Seguridade Social may be higher than what is currently anticipated, and therefore, we may be required to make additional contributions of resources to these pension plans or to record liabilities or expenses that are higher than currently recorded.

As sponsors of certain private employee pension plans in Brazil, which are managed by Fundação Sistel de Seguridade Social, or Sistel, and Fundação Atlântico de Seguridade Social, or FATL, our subsidiaries cover the actuarial deficits of these pension benefit plans, which provide guaranteed benefits to our retirees in Brazil and guaranteed future benefits to our current Brazilian employees at the time of their retirement. As of December 31, 2017, our Brazilian pension benefit plans had an aggregate deficit of R$632 million. Our commitment to meet these deficit obligations may be higher than we currently anticipate, and we may be required to make additional contributions or record liabilities or expenses that are higher than we currently record, which may adversely affect our financial results. If the life expectancy of the beneficiaries should exceed the life expectancies included in the actuarial models, the level of our contributions to these plans could increase. If the managers of these plans should suffer losses on the investments of the assets of these plans, we would be required to make additional contributions to these plans in order for these plans to be able to provide the agreed benefits. Any increase in the level of our contributions to these plans as a result of an increase in life expectancy or a decline in investment returns could have a material adverse effect on our financial condition or results of operations. For a more detailed description of our Brazilian pension plans, see “Business—Employees—Employee Benefits—Pension Benefit Plans.”

As a result of the RJ Proceedings, certain of our unfunded obligations under our post-retirement plans have been classified on our balance sheet as “Liabilities subject to compromise.” As of December 31, 2017, the aggregate amount of our unfunded obligations under our post-retirement defined benefit plans recognized by the RJ Court was R$560 million, all of which related to claims of FATL. As of June 30, 2018, these claims had been novated. As of June 30, 2018, we had reclassified R$560 million on our balance sheet as “liability for pension benefits, net of provision for unfunded status on our balance sheet.” For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Prepetition Liabilities Subject to Compromise,” “Business—Employees—Employee Benefits—Pension Benefit Plans—Fundação Atlântico de Seguridade Social—BrTPREV Plan,” note 28 to each of our audited consolidated financial statements included in this prospectus and our unaudited interim consolidated financial statements included in this prospectus.

Risks Relating to Our African and Asian Operations

Any impairment of the fair market value at which we record our indirect investment in Unitel in our financial statements would have a material adverse effect on our financial condition and results of operations.

As of June 30, 2018 and December 31, 2017, we recorded in our consolidated financial statements as assets held for sale of R$5,082 million and R$4,675 million, respectively, mainly relating to our interest in Unitel, including R$2,345 million and R$2,012 million, respectively, of accrued dividends owed to our company by Unitel and R$2,032 million and R$1,920 million, respectively, representing the fair market value of Africatel’s 25% interest in Unitel, and recorded as liabilities directly associated with assets held for sale of R$274 million and R$354 million, respectively, mainly relating to our interest in Unitel.

The book value of our indirect investment in Unitel is subjected to testing for impairment when events or changes in circumstances indicate that the value of our indirect investment in Unitel may be lower than the fair market value at which we carry this investment. We recorded losses of R$190 million and R$267 million for the six-month period ended June 30, 2018 and the year ended December 31, 2017, respectively, as a result of our review of the fair value of our investment in Unitel. Any further impairment of our indirect investment in Unitel may result in a material adverse effect on our financial condition and results of operations.

We cannot assure you as to when PT Ventures will realize the accounts receivable recorded with respect to the declared and unpaid dividends owed to PT Ventures by Unitel or when PT Ventures will receive dividends that have been declared or that may be declared by Unitel in the future.

Since November 2012, PT Ventures has not received any payments for outstanding amounts owed to it by Unitel with respect to dividends declared by Unitel for the fiscal years ended December 31, 2014, 2013, 2012 and 2011, and the extraordinary dividends declared by Unitel in November 2010 based on its 2005 results of operations and free reserves held in 2006 through 2009. Based on the dividends declared by Unitel for those fiscal years, PT Ventures has an estimated recoverable amount of US$608.3 million (R$2,355.5 million) as of December 31, 2017. The gross amount of unpaid dividends by Unitel to PT Ventures refers to US$122.5 million (R$472.3 million) with respect to fiscal year 2014, US$190.0 million (R$732.6 million) with respect to fiscal year 2013, US$190.0 million (R$732.6 million) with respect to fiscal year 2012, US$190.0 million (R$732.6 million) with respect to fiscal year 2011, and US$93.9 million (R$362.1 million) with respect to the dividends declared in 2010. As of the date of this prospectus, PT Ventures has not received any such amounts.

In addition, at a general meeting of the shareholders of Unitel held on May 13, 2015, the other shareholders discussed the financial statements as well as the payment of dividends with respect to fiscal year 2014. The other Unitel shareholders did not permit PT Ventures to attend and participate in this shareholders’ meeting alleging that they did not acknowledge PT Ventures as a Unitel shareholder. PT Ventures has received a copy of the minutes of this meeting, which indicate that Unitel declared dividends in the amount of US$490.0 million (R$1,889.3 million), of which PT Ventures’ share amounts to US$122.5 million (R$472.3 million).

On June 12, 2015, PT Ventures filed a suit in the Provincial Courts of Luanda requesting the court to require Unitel to produce the final minutes of the May 13, 2015 general shareholders’ meeting and to annul all resolutions purportedly made at this meeting. Unitel filed its defense and a motion to dismiss this action on November 23, 2015, and PT Ventures filed its answer to Unitel’s motion on December 7, 2015. A preparatory hearing took place before the Civil and Administrative Division of the Luanda Provincial Court on May 30, 2016, in order to allow the parties to try and reach an immediate agreement. However, both parties reiterated their respective positions during the hearing and no settlement agreement was reached. On April 5, 2017, the court rendered its decision and voided all the resolutions taken during the May 13, 2015 Unitel General Meeting. At a general meeting of the shareholders of Unitel held on August 16, 2017, the other shareholders reapproved all the resolutions that had been declared null and void by the Angolan court, with the dissenting vote of PT Ventures.

At a general meeting of the shareholders of Unitel held on July 26, 2017, the other shareholders of Unitel approved the allocation of the 2015 profits to free reserve and retained earnings accounts, with the dissenting vote of PT Ventures.

On August 16, 2017, a general meeting of shareholders of Unitel was convened to resolve upon the allocation of the 2016 profits, among other issues. The management proposed not to pay any dividends to shareholders again. However, PT Ventures’ representative at the meeting claimed that, since the management proposal had not been disclosed to the shareholders in advance, the shareholders had not had the opportunity to properly assess the proposal and therefore any resolution about the subject would end up being null and void.

On May 29, 2018, a general meeting of shareholders was convened and the discussions of some of the pending items in the agenda of the general meeting of August 16, 2017 resumed, including the allocation of the 2016 profits, as well as to resolve upon the financial statements for the fiscal year ended December 31, 2017 and the allocation of the 2017 profits, among other issues. Unitel’s management once again proposed not to pay any dividends to shareholders. The other shareholders of Unitel approved the allocation of the 2016 profits to free reserve and retained earnings accounts, with the dissenting vote of PT Ventures.

On June 27, 2018, a general meeting of shareholders of Unitel was convened to resolve upon the allocation of the 2017 profits, among other issues. The management proposed not to pay any dividends to shareholders again. The Unitel shareholders agreed that 50% of the profit, i.e., 43,311,227,624 Angolan Kwanza, should be distributed to the shareholders.

On several occasions, PT Ventures has requested an explanation from Unitel about its failure to pay to PT Ventures its share of the declared dividends. As of the date of this prospectus, PT Ventures has not received a satisfactory explanation regarding this failure to pay, nor has PT Ventures received reliable indications as to the expected timing of the payment of the accrued dividends. As a result, on October 20, 2015, PT Ventures filed a suit in the Provincial Courts of Luanda seeking payment of outstanding dividends for the fiscal years 2010 through 2013, together with interest thereon. As a result of our institution of this suit, in 2017 and 2016 we recognized provisions with respect to the unpaid dividends of US$45 million (R$174 million) and US$14 million (R$54 million), respectively.

We cannot assure you that PT Ventures will be successful in these suits, as to the timing of the payment of the accrued dividends to our company, or whether we will be able to receive dividends that have been declared or that may be declared by Unitel in the future. Our inability to receive these dividends could have a material adverse impact on the fair value of our investment in Unitel, our financial position and our results of operations.

The other shareholders of Unitel have claimed that they believe that Pharol’s sale of a minority interest in Africatel to our company did not comply with the Unitel shareholders’ agreement.

The Unitel shareholders’ agreement provides a right of first refusal to the other shareholders of Unitel if any shareholder desires to transfer any or all of its shares of Unitel, other than transfers to certain affiliated companies. This agreement also provides that if any shareholder breaches a material obligation under the Unitel shareholders’ agreement, the other shareholders will have a right to purchase the breaching shareholder’s stake in Unitel at its net asset value.

On March 14, 2016, the other shareholders of Unitel initiated an arbitration proceeding against PT Ventures, claiming that Pharol’s sale of a minority interest in Africatel to our company did not comply with the Unitel shareholders’ agreement. The other shareholders of Unitel had previously made the same claim as a counterclaim in the arbitration initiated by PT Ventures on October 13, 2015, but then withdrew that counterclaim. The arbitral tribunal was constituted on April 14, 2016. On May 19, 2016, the arbitration proceeding against PT Ventures initiated by the other shareholders of Unitel was consolidated with the arbitration initiated by PT Ventures on October 13, 2015. PT Ventures presented its statement of claim on October 14, 2016 and the other shareholders of Unitel presented their statement of defense and counterclaim on February 28, 2017. A hearing in the arbitration was held from February 7 to 16, 2018, where each party presented its arguments and the factual witnesses and experts from each side were heard. We cannot predict the outcome of this proceeding. An adverse outcome in this proceeding could have a material adverse impact on our financial condition and results of operations.

PT Ventures disputes the other shareholders’ interpretation of the relevant provisions of the Unitel shareholders’ agreement, and we believe that the relevant provisions of the Unitel shareholders’ agreement apply only to a transfer of Unitel shares by PT Ventures itself. We have been defending against the allegation by Unitel’s other shareholders vigorously. If a binding decision by the arbitral tribunal were rendered ruling in favor of the interpretation of the Unitel shareholders’ agreement proposed by the other Unitel shareholders, PT Ventures could be required to sell its interest in Unitel for a value significantly lower than the amount that we record in our financial statements with respect to our indirect investment in Unitel. The sale of PT Ventures’ interest in Unitel in these circumstances could have a material adverse impact on our financial condition and results of operations.

For more information about this proceeding, see “Business—Legal Proceedings—Legal Proceedings Relating to Our Interest in Unitel.”

The other shareholders of Unitel have prevented PT Ventures from exercising its rights to appoint the chief executive officer and a majority of the board of directors of Unitel.

Under the Unitel shareholders’ agreement, PT Ventures is entitled to appoint three of the five members of Unitel’s board of directors and its chief executive officer. Under the Unitel shareholders’ agreement, the appointment of the chief executive officer of Unitel is subject to the approval of the holders of 75% of Unitel’s shares. However, the other shareholders of Unitel have failed to vote to elect the directors nominated by PT Ventures at Unitel’s shareholders’ meetings, and as a result, PT Ventures’ representation on Unitel’s board of directors was reduced.

On July 22, 2014, the only member of Unitel’s board of directors that had been appointed by PT Ventures resigned from his position, and the other shareholders of Unitel have not permitted PT Ventures to appoint a replacement. In November 2014, the other shareholders of Unitel stated to PT Ventures that its rights as a shareholder of Unitel had been purportedly “suspended” in October 2012, although these other shareholders have not indicated any legal basis for this alleged suspension. At a general shareholders’ meeting of Unitel held on December 15, 2014, an election of members of the board of directors of Unitel was held. At this meeting, Unitel’s other shareholders claimed that PT Ventures was not entitled to vote as a result of the alleged suspension of its rights as a shareholder of Unitel in October 2012, and they refused to elect the member nominated by PT Ventures to Unitel’s board of directors. As of the date of this prospectus, no nominee of PT Ventures serves on the Unitel board of directors.

On January 14, 2015, PT Ventures filed a suit in the Provincial Court of Luanda to annul all resolutions purportedly taken during the December 15, 2014 general shareholders’ meeting of Unitel. PT Ventures was notified of the terms of Unitel’s defense on August 20, 2018 and submitted its reply on August 28, 2018. Some of the challenged deliberations became moot on December 15, 2015 because they had not been implemented within one year of their adoption.

On October 13, 2015, PT Ventures initiated an arbitration proceeding against the other shareholders of Unitel as a result of the violation by those shareholders of a variety of provisions of the Unitel shareholders’ agreement, including the provisions entitling PT Ventures to nominate the majority of the members of the board of directors of Unitel and its chief executive officer. The arbitral tribunal was constituted on April 14, 2016. PT Ventures presented its statement of claim on October 14, 2016 and the other shareholders of Unitel presented their statement of defense and counterclaim on February 28, 2017. A hearing in the arbitration was held from February 7 to 16, 2018, where each party presented its arguments and the factual witnesses and experts from each side were heard. A closing hearing was held on May 9, 2018. The parties exchanged their first post-hearing briefs on July 13, 2018. We cannot predict the outcome of this proceeding. An adverse outcome in this proceeding could have a material adverse impact on our financial condition and results of operations. For more information about this proceeding, see “Business—Legal Proceedings—Legal Proceedings Relating to Our Interest in Unitel.”

Unitel has called a general shareholders’ meeting to be held on October 18, 2018, with the express purpose of electing the new members of the company’s corporate bodies, including the board of directors. PT Ventures has provided Unitel with the names of three candidates for the board of directors, one of whom should also be appointed as the managing director.

Unitel has granted loans to a related party and entered into a management contract with a third-party without the approval of PT Ventures.

Under the Unitel shareholders’ agreement, the shareholders of Unitel and their affiliates are not permitted to enter into any contracts with Unitel unless the contracts are approved by a resolution of Unitel’s board of directors adopted by at least four members of its board of directors. As a result of the inability of PT Ventures to appoint members of the Unitel board of directors, PT Ventures is unable to effectively exercise its implied veto right over related party transactions of Unitel.

Between May 2012 and August 2013, Unitel made disbursements to Unitel International Holdings B.V., or Unitel Holdings, of €322.9 million and US$43.0 million under various facility agreements entered into between Unitel and Unitel Holdings. Unitel Holdings is owned by Mrs. Isabel dos Santos, an indirect shareholder of Unitel and a member of the board of directors of Unitel.

In September 2015, PT Ventures commenced litigation in the British Virgin Islands, or the BVI, against Vidatel, one of the other shareholders of Unitel, seeking a worldwide freezing order against Vidatel (prohibiting Vidatel from disposing of, dealing or diminishing the value of any of its assets (whether in the BVI or elsewhere)). In February 2016, the BVI court issued a judgment granting this freezing order against Vidatel pending the conclusion of the ICC arbitration brought by PT Ventures. In March 2018, the BVI court denied an application by Vidatel to set aside the worldwide freezing order. Vidatel appealed that decision, and the court of appeal rejected Vidatel’s appeal on April 4, 2018.

In March 2016, PT Ventures commenced litigation in the Netherlands against Unitel Holdings, Isabel dos Santos, Tokeyna Management Limited and Unitel’s chief executive officer as defendants, claiming that each of the defendants cooperated with and/or benefited from the misappropriation of funds from Unitel. The defendants in the Dutch litigation challenged the jurisdiction of the court, and in May 2017 the Dutch District Court denied the defendants’ objection and affirmed jurisdiction. A hearing took place before the Dutch Court of Appeal on May 25, 2018. On August 14, 2018, the Dutch Court of Appeal upheld the Dutch District Court’s judgement in its entirety.

We cannot assure you that we will be able to prevent Unitel from taking actions that should require the approval of the members of the Unitel board of directors nominated by PT Ventures, including approving related party transactions with the other shareholders of Unitel that we believe are detrimental to the financial condition and results of operations of Unitel. The use of the resources of Unitel in this manner could have a material adverse impact on the financial position and results of operations of Unitel and therefore the value of our investment in Unitel.

On October 13, 2015, PT Ventures initiated an arbitration proceeding against the other shareholders of Unitel as a result of the violation by those shareholders of a variety of provisions of the Unitel shareholders’ agreement, including the provisions that would have entitled PT Ventures to veto these related party transactions. The arbitral tribunal was constituted on April 14, 2016. PT Ventures presented its statement of claim on October 14, 2016 and the other shareholders of Unitel presented their statement of defense and counterclaim on February 28, 2017. A hearing in the arbitration was held from February 7 to 16, 2018, where each party presented its arguments and the factual witnesses and experts from each side were heard. A closing hearing was held on May 9, 2018. The parties exchanged their first post-hearing briefs on July 13, 2018.We cannot predict the outcome of this proceeding. An adverse outcome in this proceeding could have a material adverse impact on our financial condition and results of operations. For more information about this proceeding, see “Business—Legal Proceedings—Legal Proceedings Relating to Our Interest in Unitel.”

The other shareholders of Unitel have attempted to dilute our indirect ownership of Unitel through a capital increase in which we could be technically unable to participate, and have called shareholders’ meetings at which they have indicated the desire to unilaterally amend the by-laws of Unitel and the Unitel shareholders’ agreement.

At a general shareholders’ meeting of Unitel held on December 15, 2014, the other shareholders of Unitel voted to increase Unitel’s share capital and alter the nominal value of its shares. The details of this capital increase are obscure to us as they were not included in the prior notice for this meeting nor were they discussed in detail during this meeting. Additional details of this capital increase have been included in draft minutes of this meeting provided to PT Ventures and it appears that, although PT Ventures has determined to subscribe to its pro rata share of this capital increase to avoid dilution of its interest in Unitel, payment of the subscription price may be proposed under conditions that would not permit PT Ventures to obtain the necessary foreign exchange approvals prior to the date on which payment would be due.

The agenda of this general shareholders’ meeting of Unitel included amendments to Unitel’s by-laws and purported amendments to Unitel shareholders’ agreement, in addition to other matters that may have been raised at the shareholders’ meeting itself, which included investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel. We have not been provided of the details of the proposed by-law amendments nor of any purported amendments to the Unitel shareholders’ agreement. The December 15, 2014 meeting was suspended without any action taken on these items.

On January 14, 2015, PT Ventures filed a suit in the Provincial Court of Luanda to annul all resolutions purportedly taken during the December 15, 2014 general shareholders’ meeting of Unitel, including the approval of the Unitel capital increase, the approval of investments by Unitel in Zimbabwe, and a study in order to implement a corporate reorganization of Unitel. PT Ventures was notified of the terms of Unitel’s defense on August 20, 2018 and submitted its reply on August 28, 2018. Some of the challenged deliberations became moot on December 15, 2015 because they had not been implemented within one year of their adoption.

We note that there appears to be no legal authority for the other shareholders of Unitel to amend the Unitel shareholders’ agreement through actions taken at a general meeting of shareholders, as this agreement is an agreement among the parties thereto. Should the other shareholders approve actions detrimental to Unitel or our investment in Unitel, these actions could have a material adverse impact on the financial position and results of operations of Unitel and therefore the value of our investment in Unitel.

Adverse political, economic and legal conditions in the African and Asian countries in which we have acquired investments may hinder our ability to receive dividends from our African and Asian subsidiaries and investments.

The governments of many of the African and Asian countries in which we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries in which we have investments may enact legal or regulatory measures that restrict the ability of our subsidiaries and investees to make dividend payments to us. Similarly, adverse political or economic conditions in these countries may hinder our ability to receive dividends from our subsidiaries and investees. Historically, Pharol has received dividends from the African and Asian subsidiaries and investees that we have acquired; however, a limitation on our ability to receive a material portion of those dividends could adversely affect our cash flows and liquidity.

In addition, our investments in these regions are exposed to political and economic risks that include, but are not limited to, exchange rate and interest rate fluctuations, inflation and restrictive economic policies and regulatory risks that include, but are not limited to, the process for the renewal of licenses and the evolution of regulated retail and wholesale tariffs. In addition, our ventures in African and Asian markets face risks associated with increasing competition, including due to the entrance of new competitors and the rapid development of new technologies.

The development of partnerships in these markets raises risks related to the ability of the partners to jointly operate the assets. Any inability of our company and our partners to operate these assets may have a negative impact on our strategy and all of these risks may have material effects on our results of operations.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, results of operations and financial condition.

Oi is a Brazilian corporation, and a majority of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. Our business, results of operations and financial condition may be adversely affected by changes in policies or regulations, or by other factors such as:

•	political instability;

•	devaluations and other currency fluctuations;

•	inflation;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls;

•	changes to the regulatory framework governing our industry;

•	monetary policy;

•	tax policy; and

•

other political, diplomatic, social and economic developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation.

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses such as our company. We can offer no assurances that the policies that may be implemented by the Brazilian federal or state governments will not adversely affect our business, results of operations and financial condition.

In addition, protests, strikes and corruption scandals have led to a fall in confidence and a political crisis. For example, Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing “Lava Jato” investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of certain Brazilian private and state-owned companies, have faced allegations of political corruption. These government officials and senior officers allegedly accepted bribes by means of kickbacks on contracts granted by major state-owned companies to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of the main political parties in Brazil that were unaccounted for or not publicly disclosed, as well as served to personally enrich the recipients of the bribery scheme. As a result of the ongoing “Lava Jato” investigation, a number of senior politicians, including congressman and officers of the major state-owned companies in Brazil resigned or have been arrested. The potential outcome of the “Lava Jato” investigation is uncertain, but it has already adversely affected the Brazilian markets and trading prices of securities issued by Brazilian issuers. We cannot predict whether the “Lava Jato” investigation will lead to further political and economic instability or whether new allegations against government officials or other companies in Brazil will arise in the future.

Moreover, on December 2, 2015, the Brazilian Congress opened impeachment proceedings against Brazilian President Dilma Rousseff for allegedly breaking federal budget laws during her re-election campaign in 2014. On May 12, 2016, the Brazilian Senate voted to begin its review of the impeachment proceedings against President Dilma Rousseff, who was suspended from office. After the legal and administrative process for the impeachment, Brazil’s Senate removed President Dilma Rousseff from office on August 31, 2016 for infringing budgetary laws. Michel Temer, the former vice president, who had been acting President of Brazil following Ms. Rousseff’s suspension in May 2016, was sworn in by Senate to serve out the remainder of the presidential term until 2018. There was an ongoing proceeding before the Brazilian Higher Electoral Court (Tribunal Superior Eleitoral) alleging that the electoral alliance between Ms. Rousseff and Mr. Temer in the 2014 general election had violated campaign finance laws. On June 9, 2017, the Brazilian Higher Electoral Court absolved the electoral alliance, including President Temer of wrongdoing; however, he remains subject to heightened scrutiny due to the ongoing Lava Jato investigations. The resolution of the political and economic crisis in Brazil still depends on the outcome of the Lava Jato investigation and proceedings and approval of reforms that are expected to be promoted by the new president. In addition, the presidential election in Brazil is expected to occur in October 2018. The election may change government political policies and the elected administration may implement new policies. We cannot predict which policies the Brazilian government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on our business, results of operations and financial condition.

Furthermore, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), the perception of widespread corruption, as well as the potential for severe water and electricity rationing following a decrease in rainfall and water reservoir levels throughout Brazil in early 2016. In addition, in May 2018, a nationwide truckers’ strike in which truck drivers, dissatisfied by the increase in fuel prices, blocked roads throughout the country, preventing the delivery of goods and gasoline to Brazilian businesses, resulted in a general slowdown in commercial transactions during the strike.

Depreciation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

During the four decades prior to 1999, the Brazilian Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. The real depreciated by 8.9% against the U.S. dollar during 2012, by 14.6% during 2013, by 13.4% during 2014 and by 47.1% during 2015, appreciated by 16.5% in 2016 and depreciated by 1.5% in 2017. In addition, the real depreciated by 10.7% against the Euro during 2012, by 19.7% during 2013, was substantially unchanged during 2014, depreciated by 31.7% in 2015, appreciated by 19.1% in 2016 and depreciated by 15.4% in 2017 and 13.0% in the six-month period ended June 30, 2018.

As of June 30, 2018 and December 31, 2017, R$31,070 million and R$36,557 million, respectively, of our loans and financing classified as liabilities subject to compromise was denominated in currencies other than the real, representing 61.4% and 74.4%, respectively, of our consolidated financial indebtedness. As a result of the commencement of the RJ Proceedings, we ceased recording exchange rate gains and losses with respect to these loans and financings. Following the implementation of the RJ Plan, our obligations under (1) our New Notes that were issued to holders of bonds issued by Oi, Oi Coop and PTIF that are entitled to receive the Qualified Recovery described under “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan— Settlement of Class III Claims – Defaulted Bonds—Qualified Recovery,” (2) participations under the Non-Qualified Credit Agreement that was available to holders of bonds issued by Oi, Oi Coop and PTIF that were entitled to receive the Non-Qualified Recovery described under “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan—Settlement of Class III Claims – Defaulted Bonds—Non-Qualified Recovery,” (3) recoveries of creditors under our export credit agreements described under “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan—Settlement of Class III Claims – Export Credit Agreements,” and (4) recoveries under our bonds issued by Oi, Oi Coop and PTIF to holders of our U.S. dollar-denominated bonds issued by Oi and Oi Coop that are not entitled to receive the Qualified Recovery or the Non-Qualified Recovery, as described under “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan—Settlement of Class III and Class IV Claims – Default Recovery,” will be denominated in U.S. dollars and will accrue interest at fixed-rates in U.S. dollars.

As of June 30, 2018, R$6,268 million of our loans and financing not classified as liabilities subject to compromise was denominated in currencies other than the real, representing 12.4% of our consolidated financial indebtedness.

When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated and Euro-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. During 2016, in connection with our consideration of potential plans to restructure our indebtedness, we did not roll over our non-deliverable forwards and settled our long-term currency swaps. As a result, our exposure to foreign currency fluctuations has increased substantially. As an effect of the approval and confirmation of the RJ Plan, we expect to restructure our indebtedness in a manner that the increased exposure to foreign currency fluctuations to be temporary. In the event that these expectations are not met, the effects of foreign currency fluctuations on our debt instruments could have a material adverse effect on our financial condition and results of operations.

A portion of our capital expenditures and operating leases require us to acquire assets or use third-party assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. We generally do not hedge exposures relating to our capital expenditures or operating expenses against risks related to movements of the real against foreign currencies. To the extent that the value of the real decreases relative to the U.S. dollar or the Euro, it becomes more costly for us to purchase these assets or services, which could adversely affect our business and financial performance.

Depreciation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring recessionary government policies, including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and balance of payments, as well as to a dampening of export-driven growth.

If Brazil experiences substantial inflation in the future, our margins and our ability to access foreign financial markets may be reduced. Government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and our business and results of operations.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,708% in 1993 and 1,093% in 1994. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy.

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 5.5% in 2013, 3.8% in 2014, 10.7% in 2015, 7.2% in 2016, (0.42)% in 2017 and 5.5% in the six-month period ended June 30, 2018. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 5.9% in 2013, 6.4% in 2014, 10.7% in 2015, 6.3% in 2016, 2.9% in 2017 and 2.6% in the six-month period ended June 30, 2018.

If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease. Although ANATEL regulations provide for annual price increases for most of our services in Brazil, such increases are linked to inflation indices, discounted by increases in our productivity. During periods of rapid increases in inflation, the price increases for our services may not be sufficient to cover our additional costs and we may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of June 30, 2018 and December 31, 2017, we had, among other consolidated debt obligations, R$11,891 million and R$15,870 million, respectively, of loans and financings that were subject to variable interest rates, including: (1) R$0 million and R$4,982 million, respectively, of loans and financings that were subject to the London Interbank Offered Rate, or LIBOR; (2) R$8,428 million and R$6,388 million, respectively, of loans and financings and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate; (3) R$3,463 million and R$2,927 million, respectively, of loans and financings and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate; and (4) R$0 million and R$1,573 million, respectively, of loans and financings that were subject to the IPCA rate, an inflation index.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 9.77% per annum as of December 31, 2013 to 11.57% per annum as of December 31, 2014, increased to 14.13% per annum as of December 31, 2015, decreased to 13.63% per annum as of December 31, 2016, decreased to 6.89% per annum as of December 31, 2017 and decreased to 6.56% per annum as of June 30, 2018.

As a result of the commencement of the RJ Proceedings, we ceased recording interest expenses on these loans and financings. By operation of the RJ Plan and the Brazilian Confirmation Order (provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it), these loans and loans and financings have been novated and discharged under Brazilian law and creditors under these loans and financings are entitled only to receive the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan. For more information regarding the recoveries to which creditors under our loans and financings are entitled and received under the RJ Plan, see “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan.”

Following the implementation of the RJ Plan, we expect that recoveries of creditors under our debentures, unsecured lines of credit and lessors under the lease contracts of Oi and Telemar relating to real property owned by Copart 4 and Copart 5 will accrue interest based on the CDI rate. As a result, following the implementation of the RJ Plan, inflation will increase our interest expenses and debt service obligations with respect to these recoveries. In addition, the RJ Plan permits us to seek to raise up to R$2.5 billion in the capital markets and seek to borrow up to R$2 billion under new export credit facilities, as described under “—Liquidity and Capital Resources.” This debt may accrue interest at floating rates in foreign currencies. Accordingly, we may incur interest expenses and foreign exchange gains and losses in connection with this new debt. A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other countries, which may have a negative effect on the trading price of Common Shares and Common ADSs and may restrict our access to international capital markets.

Economic and market conditions in other countries and regions, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers. Although economic conditions in these countries and regions may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crises in the European Union, the United States and emerging market countries have at times resulted in significant outflows of funds from Brazil and may diminish investor interest in securities of Brazilian issuers, including our company. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Restrictions on the movement of capital out of Brazil may impair our ability to service certain debt obligations.

Brazilian law provides that whenever there exists, or there is a serious risk of, a material imbalance in Brazil’s balance of payments, the Brazilian government may impose restrictions for a limited period of time on the remittance to foreign investors of the proceeds of their investments in Brazil as well as on the conversion of the real into foreign currencies. The Brazilian government imposed such a restriction on remittances for approximately six months in 1989 and early 1990. The Brazilian government may in the future restrict companies from paying amounts denominated in foreign currency or require that any such payment be made in reais. Many factors could affect the likelihood of the Brazilian government imposing such exchange control restrictions, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, and political constraints to which Brazil may be subject. There can be no certainty that the Brazilian government will not take such measures in the future.

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. As of June 30, 2018 and December 31, 2017, our foreign-currency denominated debt was R$37,338 million and R$36,557 million, respectively, and represented 73.8% and 74.4%, respectively, of our consolidated indebtedness. If we fail to make payments under any of these restructured debt obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of Common Shares and Common ADSs.

In addition, a more restrictive policy could hinder or prevent the Brazilian custodian of Common Shares underlying Common ADSs or holders who have exchanged Common ADSs for the underlying Common Shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for the Common Shares will hold the reais that it cannot convert for the account of holders of Common ADSs who have not been paid. Neither the custodian nor the ADS Depositary will be required to invest the reais or be liable for any interest.

Risks Relating to the Common Shares and the Common ADSs

Holders of Common Shares or Common ADSs may not receive any dividends or interest on shareholders’ equity.

According to Oi’s by-laws and the Brazilian Corporate Law, Oi must generally pay its shareholders at least 25% of Oi’s consolidated annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian GAAP. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian GAAP and may not be available to be paid as dividends or interest on shareholders’ equity. Holders of Common Shares or Common ADSs may not receive any dividends or interest on shareholders’ equity in any given year due to the dividend preference of Preferred Shares. Additionally, the Brazilian Corporate Law allows a publicly traded company like Oi to suspend the mandatory distribution of dividends in any particular year if Oi’s board of directors informs Oi’s shareholders that such distributions would be inadvisable in view of Oi’s financial condition or cash availability and subject to approval of the general shareholders’ meeting and analysis by the members of Oi’s fiscal council. Under the RJ Plan, Oi and the other RJ Debtors are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until the sixth anniversary of the date of the Judicial Ratification of the RJ Plan, subject to certain exceptions, as described under “Dividends and Dividend Policy.”

Holders of Common ADSs may find it difficult to exercise their voting rights at Oi’s shareholders’ meetings.

Under Brazilian law, only shareholders registered as such in Oi’s corporate books may attend Oi’s shareholders’ meetings. All Common Shares underlying Common ADSs are registered in the name of the ADS Depositary. Holders or Common ADSs may exercise the voting rights with respect to the Common Shares represented by their Common ADSs only in accordance with the deposit agreement relating to the Common ADSs. There are practical limitations upon the ability of the holders of Common ADSs to exercise their voting rights due to the additional steps involved in communicating with holders of Common ADSs. For example, Oi is required to publish a notice of Oi’s shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of Common Shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of Common ADSs may receive notice of a shareholders’ meeting by mail from the ADS Depositary if Oi notifies the ADS Depositary of the shareholders’ meeting and requests the ADS Depositary to inform holders of Common ADS of the shareholders’ meeting. To exercise their voting rights, holders of Common ADS must instruct the ADS Depositary on a timely basis. This noticed voting process will take longer for holders of Common ADS than for holders of Common Shares. If the ADS Depositary fails to receive timely voting instructions for all or part of the Common ADSs, the ADS Depositary will assume that the holders of those Common ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their Common ADSs, except in limited circumstances.

In the circumstances in which holders of Common ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote the Common Shares underlying their Common ADSs. In addition, the ADS Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Common ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of Common ADSs may not be able to exercise voting rights, and they will have no recourse if the common shares underlying their Common ADSs are not voted as requested.

Holders of Common Shares or Common ADSs in the United States may not be entitled to the same preemptive rights as Brazilian shareholders have, pursuant to Brazilian legislation, in the subscription of shares resulting from capital increases made by us.

Under Brazilian law, if Oi issues new shares in exchange for cash or assets as part of a capital increase, subject to certain exceptions, Oi must grant its shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in Oi’s share capital, allowing them to maintain their existing shareholding percentage. Oi may not legally be permitted to allow holders of Common Shares or Common ADSs in the United States to exercise any preemptive rights in any future capital increase unless (1) Oi files a registration statement for an offering of shares resulting from the capital increase with the U.S. Securities and Exchange Commission, or SEC, or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, Oi will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that Oi considers important in determining whether to file such a registration statement. Oi cannot assure the holders of Common Shares or Common ADSs in the United States that Oi will file a registration statement with the SEC to allow them to participate in any of Oi’s capital increases. As a result, the equity interest of such holders in Oi may be diluted.

If holders of Common ADSs exchange them for Common Shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the Common Shares underlying the Common ADSs must obtain an electronic registration number with the Brazilian Central Bank to allow the ADS Depositary to remit U.S. dollars abroad. Holders of Common ADSs benefit from the electronic certificate of foreign capital registration from the Brazilian Central Bank obtained by the custodian for the ADS Depositary, which permits it to convert dividends and other distributions with respect to the Common Shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of Common ADSs decide to exchange them for the underlying Common Shares, they will only be entitled to rely on the custodian’s certificate of registration with the Brazilian Central Bank for five business days after the date of the exchange. Thereafter, they will be unable to remit U.S. dollars abroad unless they obtain a new electronic certificate of foreign capital registration in connection with the common shares, which may result in expenses and may cause delays in receiving distributions. See “Exchange Controls.”

Also, if holders of Common ADSs that exchange Common ADSs for Common Shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, Common Shares. See “Exchange Controls” and “Taxation—Certain Brazilian Tax Considerations.”

Holders of Common ADSs may face difficulties in protecting their interests because, as a Brazilian company, Oi is subject to different corporate rules and regulations, and Oi’s shareholders may have fewer and less well-defined rights.

Holders of Common ADSs are not direct shareholders of Oi and are unable to enforce the rights of shareholders under Oi’s by-laws and the Brazilian Corporate Law.

Oi’s corporate affairs are governed by Oi’s by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if Oi were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of Common ADSs surrenders its Common ADSs and becomes a direct shareholder, its rights as a holder of Common Shares under the Brazilian Corporate Law to protect its interests relative to actions by Oi’s board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of Common Shares and Common ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than those of a public company in the United States or in certain other countries.

Oi is exempt from some of the corporate governance requirements of the New York Stock Exchange.

Oi is a foreign private issuer, as defined by the SEC for purposes of the Exchange Act. As a result, for so long as Oi remains a foreign private issuer, Oi will be exempt from, and you will not be provided with the benefits of, some of the corporate governance requirements of The New York Stock Exchange, or the NYSE. Oi is permitted to follow practice in Brazil in lieu of the provisions of the NYSE’s corporate governance rules, except that:

•	Oi is required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act;

•	Oi is required to disclose any significant ways in which Oi’s corporate governance practices differ from those followed by domestic companies under NYSE listing standards;

•

Oi’s chief executive officer is obligated to promptly notify the NYSE in writing after any of Oi’s executive officers becomes aware of any non-compliance with any applicable provisions of the NYSE corporate governance rules; and

•

Oi must submit an executed written affirmation annually to the NYSE. In addition, Oi must submit an interim written affirmation as and when required by the interim written affirmation form specified by the NYSE.

The standards applicable to Oi are considerably different than the standards applied to U.S. domestic issuers. Although Rule 10A-3 under the Exchange Act generally requires that a listed company have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer, Oi is relying on a general exemption from this requirement that is available to it as a result of the features of Brazilian law applicable to Oi’s fiscal council. In addition, Oi is not required to, among other things:

•	have a majority of independent members of Oi’s board of directors;

•	have a compensation committee or a nominating or corporate governance committee of Oi’s board of directors;

•	have regularly scheduled executive sessions with only non-management directors; or

•	have at least one executive session of solely independent directors each year.

Oi intends to rely on some or all of these exemptions. As a result, you will not be provided with the benefits of certain corporate governance requirements of the NYSE.

We could be adversely affected by violations of anti-corruption laws and regulations.

We are required to comply with Brazilian anti-corruption laws and regulations, including Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, as well as anti-corruption laws and regulations in other jurisdictions, including the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA.

The Brazilian Anti-Corruption Law, the FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-corruption law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-corruption laws. We operate, through our businesses, in countries that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

Holders of Common ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

Oi is organized under the laws of Brazil, and all of the members of Oi’s board of directors, Oi’s executive officers and Oi’s independent registered public accountants reside or are based in Brazil. The vast majority of Oi’s assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of Common ADSs to effect service of process upon Oi or these other persons within the United States or other jurisdictions outside Brazil or to enforce against Oi or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of Oi’s assets and all of Oi’s directors and officers reside outside the United States, any judgment obtained in the United States against Oi or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or Oi’s board of directors or executive officers than would shareholders of a U.S. corporation.

Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of Common Shares and Common ADSs.

According to Law No. 10,833, enacted on December 29, 2003, if a Non-Brazilian Holder disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another Non-Brazilian Holder. Accordingly, on the disposition of New Common Shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described under “Taxation—Certain Brazilian Tax Considerations—Taxation of Gains,” regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. A disposition of Common ADSs between Non-Brazilian Holders, however, involves the disposal of a non-Brazilian asset and in principle is currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between Non-Brazilian Holders of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of Common ADSs made by Non-Brazilian Holders. Due to the fact that, as of the date of this prospectus, Law No. 10,833/2003 has no judicial guidance as to its application, we are unable to predict whether an interpretation applying such tax laws to dispositions of Common ADSs between Non-Brazilian Holders could ultimately prevail in Brazilian courts. See “Taxation—Certain Brazilian Tax Considerations—Taxation of Gains.”

If Oi is characterized as a passive foreign investment company in any taxable year, certain adverse U.S. federal income tax consequences could apply to a U.S. investor who holds Common Shares or Common ADSs during such year.

Oi will be classified as a PFIC in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (2) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation Oi intends for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock plus the total amount of our liabilities (“Market Capitalization”) and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. Based on certain estimates of Oi’s gross income and gross assets, the nature of its business, the size of its investment in certain subsidiaries, and its anticipated Market Capitalization, Oi believes that for its taxable year ended December 31, 2015, Oi was a PFIC for U.S. federal income tax purposes; however, Oi also believes that it was not a PFIC for the taxable years ended December 31, 2016 and December 31, 2017. Nevertheless, because PFIC status is determined annually based on Oi’s income, assets and activities for the entire taxable year, it is not possible to determine whether Oi will be characterized as a PFIC for the taxable year ending December 31, 2018, or for any subsequent year, until after the close of the year. Furthermore, because Oi determines the value of its gross assets based on the Market Capitalization test, a decline in the value of its Common Shares and Preferred Shares may result in Oi becoming a PFIC. Accordingly, there can be no assurance that Oi will not be considered a PFIC for any taxable year.

If Oi is characterized as a PFIC, certain adverse U.S. federal income tax consequences could apply to a U.S. investor who holds Common Shares or Common ADSs during such year with respect to any “excess distribution” received from Oi and any gain from a sale or other disposition of Common Shares or Common ADSs, and U.S. investors also may be subject to additional reporting obligations with respect to Common Shares or Common ADSs. Oi does not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to Common Shares or Common ADSs. See “Taxation—Certain United States Federal Income Tax Considerations—Taxation of New Shares—PFIC Rules.”

Additionally, U.S. holders of Common Shares or Common ADSs whose holding period for such Shares or ADSs includes any portion of the taxable year ended December 31, 2015 may be subject to the PFIC rules discussed below with respect to any dividends received on, and upon the sale, exchange or other taxable disposition of, their Rights or New Shares received upon exercise of the Rights. See “Taxation—Certain United States Federal Income Tax Considerations—Taxation of New Shares.”

If a United States person is treated as owning at least 10% of Oi’s shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Oi’s shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If United States shareholders own (or are treated as owning) more than 50% of the value or voting power of Oi’s shares, Oi would (and our non-U.S. subsidiaries could) be treated as controlled foreign corporations. In addition, if our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Certain of our shareholders may be United States shareholders. The determination of controlled foreign corporation status is complex and includes attribution rules, the application of which is not entirely certain. A United States investor should consult its advisors regarding the potential application of these rules to an investment in Common Shares or Common ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of Common Shares and Common ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The B3, which is the principal Brazilian stock exchange, had a market capitalization of R$3.2 trillion (US$955.6 billion) as of December 31, 2017 and an average daily trading volume of R$8.7 billion (US$2.6 billion) for 2017. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$22.1 trillion as of December 31, 2017 and the NYSE recorded an average daily trading volume of US$58.2 billion for 2017. There is also significant concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 53% of the aggregate market capitalization of the B3 as of December 31, 2017. The ten most widely traded stocks in terms of trading volume accounted for approximately 39% of all shares traded on the B3 in 2017. These market characteristics may substantially limit the ability of holders of Common ADSs to sell the Common Shares underlying the Common ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the Common ADSs themselves.

The imposition of IOF taxes may indirectly influence the price and volatility of Common Shares and Common ADSs.

Brazilian law imposes the Tax on Foreign Exchange Transactions, or the IOF/Exchange Tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Brazilian law also imposes the Tax on Transactions Involving Bonds and Securities, or the IOF/Securities Tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.

In October 2009, the Brazilian government imposed the IOF/Exchange Tax at a rate of 2.0% in connection with inflows of funds related to investments carried out by non-Brazilian investors in the Brazilian financial and capital markets with the objective of slowing the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar. The rate of the IOF/Exchange Tax generally applicable to foreign investments in the Brazilian financial and capital markets was later increased to 6.0%. In December 2011, the rate of the IOF/Exchange Tax applicable to several types of investments was reduced back to zero percent. As of the date of this prospectus, all investments in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax rate of zero percent.

In November 2009, the Brazilian government also established that the rate of the IOF/Securities Tax would apply to the transfer of shares with the specific purpose of enabling the issuance of ADSs. In December 2013, the rate of the IOF/Securities Tax applicable to transactions involving the issuance of ADSs was reduced to zero percent.

The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including Oi, due to higher transaction costs, and may negatively impact the price and volatility of the Common ADSs and Common Shares on the NYSE and the B3.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, or the Securities Act, or the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	our failure to implement the RJ Plan, including the Rights Offer, and continue as a going concern;

•	an overturn or alteration of the Brazilian Confirmation Order;

•	the effects of intense competition in Brazil and the other countries in which we have operations and investments;

•	material adverse changes in economic conditions in Brazil or the other countries in which we have operations and investments;

•

the Brazilian government’s telecommunications policies that affect the telecommunications industry and our business in Brazil in general, including issues relating to the remuneration for the use of our network in Brazil, and changes in or developments of ANATEL regulations applicable to us;

•	the cost and availability of financing;

•	the general level of demand for, and changes in the market prices of, our services;

•	our ability to implement our corporate strategies in order to expand our customer base and increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil, notably with respect to inflation, exchange rate fluctuation of the real, interest rates fluctuation and the political environment in Brazil;

•	the outcomes of legal and administrative proceedings to which we are or become a party;

•	changes in telecommunications technology that could require substantial or unexpected investments in infrastructure or that could lead to changes in our customers’ behavior;

•	the disposal of our international investments; and

•	other factors identified or discussed under “Risk Factors.”

Our forward-looking statements are not guarantees of future performance, and our actual results or other developments may differ materially from the expectations expressed in the forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the U.S. dollar-real exchange rate to float freely, and, since then, the U.S. dollar-real exchange rate has fluctuated considerably.

In the past, the Brazilian Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar and/or the euro substantially. Furthermore, Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or there are serious reasons to foresee a significant imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may impair our ability to service certain debt obligations.”

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
2013	R$	2.446	R$	1.953	R$	2.161	R$	2.343
2014		2.740		2.197		2.354		2.656
2015		4.195		2.575		3.339		3.905
2016		4.156		3.119		3.483		3.259
2017		3.381		3.051		3.193		3.308

	Reais per U.S. Dollar
Month	High	Low
April 2018	3.504	3.310
May 2018	3.750	3.531
June 2018	3.900	3.691
July 2018	3.926	3.712
August 2018	4.181	3.712
September 2018	4.188	4.004

Source: Brazilian Central Bank

USE OF PROCEEDS

There is no minimum subscription amount that must be received in order to close the Rights Offer. The maximum net proceeds of the Rights Offer (including proceeds of any Common Shares represented by Common ADSs shares purchased pursuant to the Commitment Agreement) are expected to be approximately R$                 million after payment of the estimated expenses of the Rights Offer. See “Expenses of the Offering.”

We intend to use the net proceeds from the Rights Offer to fund planned and future capital expenditures. We expect that approximately 70% of these net proceeds will be allocated to improving our fixed telecommunication network, so as to enable the repositioning of our broadband offers, and that the remaining 30% will be allocated to enhancing the coverage of our mobile network to accelerate the expansion of our 1800 MHz 4G mobile network. Our management will have significant flexibility in applying the net proceeds to the uses described above.

CAPITALIZATION

The following table sets forth, as of June 30, 2018, the capitalization and indebtedness of our company (1) on an actual basis, (2) on an adjusted basis giving effect to (i) our issuance to Qualified Bondholders of New Notes in an aggregate principal amount of US$1,654 million, 302,846,268 new Common ADSs (representing 1,514,231,340 newly issued Common Shares), and 23,295,054 ADWs representing the right to subscribe for 23,295,054 newly issued Common ADSs (representing 116,475,270 Common Shares), and our distribution of 23,250,281 Common ADSs previously held by PTIF (representing 116,251,405 Common Shares) to Qualified Bondholders as part of he Qualified Recovery, and (ii) our delivery to Non-Qualified Bondholders of participation interests in the Non-Qualified Credit Agreement as the recovery with respect to their beneficial interests in the Defaulted Bonds, and (3) on a further adjusted basis reflecting the issuance of                  New Common Shares (including New Common Shares represented by New Common ADSs) in the Rights Offer as if the Rights Offer had been completed as of June 30, 2018. Subject to compliance with any applicable law or the rules of any applicable stock exchange, we may consummate the Rights Offer even if the Commitment Agreement is terminated or the conditions precedent to the Commitment Agreement are not satisfied or (if applicable) waived on or prior to the closing date of the Rights Offer.

The “actual” column below has been derived from our unaudited interim consolidated financial statements as of June 30, 2018 prepared in accordance with U.S. GAAP included elsewhere in this prospectus. You should read this table together with the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and the related notes included elsewhere in this prospectus.

	Actual		As Adjusted(1)		As Further Adjusted(2)
	(in millions of US$)(3)	(in millions of reais)	(in millions of US$)(3)	(in millions of reais)	(in millions of US$)(3)	(in millions of reais)
Indebtedness:
Short-term debt, including current portion of long-term debt	US$77	R$299	US$77	R$299	US$77	R$299
Long-term Debt:
Restructured BNDES credit agreements	898	3,463	898	3,463	898	3,463
10.000%/12.000% Senior PIK Toggle Notes due 2025	—	—	1,732	6,677	1,732	6,677
Debentures	1,717	6,622	1,717	6,622	1,717	6,622
Restructured Export Credit Facilities	1,625	6,268	1,625	6,268	1,625	6,268
Restructured Brazilian credit agreements and CRIs	468	1,806	468	1,806	468	1,806
Non-Qualified Credit Agreement	—	—	96	369	96	369
Local currency financial institution	14	54	14	54	14	54
Default Recovery	54	207	1,098	4,234	1,098	4,234
Incurred debt issuance costs	(1)	(2)	(1)	(2)	(1)	(2)
Fair value adjustment	(2,432)	(9,379)	(3,701)	(14,269)	(3,701)	(14,269)

Long-term debt	2,266	8,739	3,870	14,922	3,870	14,922

Total debt	2,344	9,038	3,947	15,220	3,947	15,220

	Actual		As Adjusted(1)		As Further Adjusted(2)
	(in millions of US$)(3)	(in millions of reais)	(in millions of US$)(3)	(in millions of reais)	(in millions of US$)(3)	(in millions of reais)
Shareholders’ Equity:
Preferred shares	1,062	4,095	560	2,159
Common shares	4,498	17,343	7,749	29,879

Share capital	5,560	21,438	8,309	32,038
Share issuance cost	(115)	(445)	(115)	(445)
Capital reserve	4,607	17,763	3,899	15,035
Treasury shares	(1,434)	(5,531)	(727)	(2,803)
Other comprehensive loss	(316)	(1,217)	(316)	(1,217)
Accumulated losses	(6,580)	(25,370)	(2,594)	(10,001)

Total shareholders’ equity attributable to the company and its subsidiaries	1,722	6,638	8,457	32,607
Non-controlling interest	72	279	72	279

Total shareholders’ equity	1,794	6,917	8,529	32,886

Total capitalization (4)	US$4,138	R$15,955	US$12,476	R$48,107	US$	R$

(1)

Reflects the issuance of 68,263 Common Shares in the preemptive offer of New Shares and Warrants to all holders of our Common Shares and Preferred Shares and the issuance of 1,514,231,340 Common Shares and the distribution of 116,251,405 Common Shares held in treasury as part of the settlement of the Qualified Recovery and the corresponding reduction of R$25,969 million of loans and financing.

(2)	Reflects the issuance of New Common Shares in the Rights Offer at the subscription price of R$ per New Common Share.
(3)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on June 30, 2018 for reais into U.S. dollars of R$3.8558=US$1.00.
(4)	Represents total debt plus total shareholders’ equity.

There have been no material changes in our capitalization or indebtedness since June 30, 2018, other than as disclosed in the table above.

DILUTION

If you do not exercise your rights you will, at the completion of the Rights Offer, own a smaller proportional interest in our company than you owned prior to the Rights Offer. In addition, if you own our Common ADSs or Common Shares prior to the Rights Offer, an immediate dilution of the book value per Common ADS or Common Share will be experienced by you as a result of the Rights Offer.

If you invest in the New Common Shares, including New Common Shares in the form of New Common ADSs, in the Rights Offer, your ownership interest will be immediately diluted to the extent of the difference between the exercise price of the Common Share Rights or Common ADS Rights, as applicable, and the as adjusted net tangible book value per Common Share after the Rights Offer.

The net tangible book value of our company as of June 30, 2018 was R$(1,729) million, or R$(2.56) per Common Share, the equivalent of US$(3.32) per Common ADS, based on the ratio of five Common Shares per Common ADS and the selling rate as reported by the Brazilian Central Bank on June 30, 2018 for reais into U.S. dollars of R$3.8558=US$1.00. Net tangible book value per Common Share represents the amount of our total consolidated assets (less intangible assets), less the amount of our total consolidated liabilities, in each case, as of June 30, 2018, divided by 675,667,147, the total number of Common Shares and Preferred Shares issued and outstanding as of June 30, 2018.

Assuming that the July 23, 2018 closing of the preemptive offer of New Shares and Warrants to all holders of our Common Shares and Preferred Shares in which we issued 68,263 Common Shares and 5,197 Warrants for an aggregate of R$478,000 had been completed on June 30, 2018, the net tangible book value of our company as of June 30, 2018 would have been R$(2.56) per Common Share, the equivalent of US$(3.32) per Common ADS, based on the ratio of five Common Shares per Common ADS and the selling rate as reported by the Brazilian Central Bank on June 30, 2018 for reais into U.S. dollars of R$3.8558=US$1.00.

Assuming the above and that the July 27, 2018 settlement of the Qualified Recovery and the Non-Qualified Recovery to which certain holders of the Defaulted Bonds were entitled, in which we issued 1,514,231,340 New Shares and distributed 116,251,405 Common Shares accounted for as treasury shares, as well as 116,475,270 Warrants, with the corresponding increase of R$6,183 million of our loans and financing and reduction of R$32,153 million of our liabilities subject to compromise, had been completed on June 30, 2018, the net tangible book value of our company as of June 30, 2018 would have been R$10.51 per Common Share, the equivalent of US$13.63 per Common ADS, based on the ratio of five Common Shares per Common ADS and the selling rate as reported by the Brazilian Central Bank on June 30, 2018 for reais into U.S. dollars of R$3.8558=US$1.00.

Assuming the above and that all Warrants, under which we will issue 116,480,467 Common Shares for an aggregate exercise price of R$4 million, had been exercised on June 30, 2018, the net tangible book value of our company as of June 30, 2018 would have been R$10.01 per Common Share, the equivalent of US$12.98 per Common ADS, based on the ratio of five Common Shares per Common ADS and the selling rate as reported by the Brazilian Central Bank on June 30, 2018 for reais into U.S. dollars of R$3.8558=US$1.00.

Assuming the above and an issuance and sale by us of                  New Common Shares in the Rights Offer (including New Common Shares represented by New Common ADSs) at the price of R$                 per New Common Share and US$                 per New Common ADS, after deducting estimated offering expenses payable by us, the net tangible book value of our company as of June 30, 2018 would have been R$                 per Common Share, the equivalent of US$                 per Common ADS, based on the ratio of five Common Shares per Common ADS and the selling rate as reported by the Brazilian Central Bank on June 30, 2018 for reais into U.S. dollars of R$3.8558=US$1.00. This represents an immediate decrease in net tangible book value of US$                 per Common ADS and R$                 per Common Share outstanding prior to the Rights Offer and an immediate increase in net tangible book value of R$                 per Common Share and US$                 per Common ADS issued in the Rights Offer. The following table illustrates this per Common Share and per Common ADS dilution:

	Per Common Share		Per Common ADS
Price per New Common Share and per New Common ADS	R$		US$
Net tangible book value per Common Shares and per Common ADS as of June 30, 2018		(2.56)		(3.32)
Net tangible book value per Common Share and per Common ADS as of June 30, 2018, after adjustment to reflect our issuance of New Shares on July 23, 2018		(2.56)		(3.32)
Net tangible book value per Common Share and per Common ADS as of June 30, 2018, after adjustment to reflect (i) our issuance of New Shares on July 23, 2018 and (ii) our settlement of the Qualified Recovery and the Non-Qualified Recovery on July 27, 2018		10.51		13.63
Net tangible book value per Common Share and per Common ADS as of June 30, 2018, after adjustment to reflect (i) our issuance of New Shares on July 23, 2018, (ii) our settlement of the Qualified Recovery and the Non-Qualified Recovery on July 27, 2018, and (iii) our issuance of Common Shares upon exercise of the Warrants		10.01		12.98

Net tangible book value per Common Share and per Common ADS as of June 30, 2018, after adjustment to reflect (i) our issuance of New Shares on July 23, 2018, (ii) our settlement of the Qualified Recovery and the Non-Qualified Recovery on July 27, 2018, (iii) our issuance of Common Shares upon exercise of the Warrants, and (iv) the New Common Shares (including New Common Shares represented by New Common ADSs) in the Rights Offer

Decrease in net tangible book value per Common Share and per Common ADS outstanding prior to the Rights Offer (1)
Increase in net tangible book value per Common Share and per Common ADS issued in the Rights Offer (2)

(1)	This represents a decrease of % in the net tangible book value per Common Share and per Common ADS outstanding immediately prior to the Rights Offer.
(2)	This represents an increase of % in the net tangible book value per Common Share and per Common ADS issued in the Rights Offer.

After giving effect to our sale of                  New Common Shares in the Rights Offer (including New Common Shares represented by New Common ADSs), existing Common ADS holders or holders of Common Shares who do not exercise their ADS Rights or Common Share Rights, respectively, in the Rights Offer will be diluted such that a shareholder holding 10% of our issued and outstanding share capital prior to the Rights Offer will have its shareholding reduced to approximately                 % following the Rights Offer.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information is being provided to help you in your analysis of the financial aspects of the Rights Offer. You should read this information in conjunction with our consolidated the financial statements included elsewhere in this prospectus and with the sections of this prospectus entitled “Presentation of Financial and Other Information,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following selected financial data has been derived from our consolidated financial statements. The selected financial data as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017 have been derived from our unaudited interim consolidated financial statements included in this prospectus. The selected financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 has been derived from our audited consolidated financial statements included in this prospectus. The selected financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 has been derived from our consolidated financial statements that are not included in this prospectus.

The RJ Proceedings prompted us to perform a detailed analysis on the completeness and the accuracy of the judicial deposits and accounting balances of the other assets of the RJ Debtors. As a result, we determined the need to restate previously issued financial statements and related disclosures to correct errors. Accordingly, we have restated our consolidated financial statements for the year ended December 31, 2015. Restatement adjustments attributable to fiscal year 2014 and previous fiscal years are reflected as a net adjustment to retained earnings as of January 1, 2015.

The errors detected and corrected in our financial statements related to our judicial deposits, our provisions for contingencies, intragroup balances, tax credits and estimates of revenue from services rendered and not yet billed to customers, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Presentation and Accounting Policies—Restatement of 2015 Financial Statements” and note 2 to our audited consolidated financial statements included in this prospectus.

In connection with the presentation of financial information as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013, Oi has restated the financial statements related to those dates and periods to correct the errors included in these previously issued financial statements.

	For the Six-Month Period Ended June 30,						For the Year Ended December 31,
	2018(1)		2018		2017		2017(1)		2017		2016		2015(2)		2014(2)		2013(2)
													(restated)		(restated)		(restated)
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)				(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
Net operating revenue	US$	2,908	R$	11,214	R$	11,998	US$	6,170	R$	23,790	R$	25,996	R$	27,354	R$	28,247	R$	28,422
Cost of sales and services		(2,033)		(7,839)		(7,793)		(4,066)		(15,676)		(16,742)		(16,250)		(16,257)		(16,467)

Gross profit		875		3,374		4,206		2,104		8,114		9,254		11,104		11,990		11,955
Selling expenses		(606)		(2,338)		(2,119)		(1,141)		(4,400)		(4,383)		(4,720)		(5,566)		(5,532)
General and administrative expenses		(335)		(1,290)		(1,575)		(795)		(3,064)		(3,688)		(3,912)		(3,835)		(3,683)
Other operating income (expenses), net		110		426		101		(271)		(1,044)		(1,237)		(2,295)		1,758		735
Reorganization items, net		4,230		16,309		(275)		(615)		(2,372)		(9,006)		—		—		—

Operating income (loss) before financial expenses, net, and taxes		4,274		16,481		337		(717)		(2,766)		(9,060)		178		4,347		3,475

	For the Six-Month Period Ended June 30,						For the Year Ended December 31,
	2018(1)		2018		2017			2017(1)	2017		2016			2015(2)		2014 (2)		2013(2)
														(restated)		(restated)		(restated)
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)					(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Financial expenses, net		(116)		(448)		(1,353)		(418)		(1,612)		(4,375)		(6,724)		(4,688)		(3,429)

Income (loss) of continuing operations before taxes		4,158		16,033		(1,016)		(1,135)		(4,378)		(13,435)		(6,546)		(342)		46
Income tax and social contribution		(6)		(25)		262		91		351		(2,245)		(3,380)		(758)		(77)

Net income (loss) of continuing operations		4,152		16,008		(755)		(1,044)		(4,027)		(15,680)		(9,926)		(1,100)		(31)
Net income (loss) of discontinued operations, net of taxes		—		—		—		—		—		—		(867)		(4,086)		—

Net income (loss)	US$	4,152	R$	16,008	R$	(755)	US$	(1,044)	R$	(4,027)	R$	(15,680)	R$	(10,793)	R$	(5,186)	R$	(31)

Net income (loss) attributable to controlling shareholders		4,150		16,001		(723)		(969)		(3,736)		(15,502)		(10,380)		(5,187)		(31)
Net income (loss) attributable to non-controlling shareholders		2		8		(32)		(75)		(291)		(178)		(413)		1		—
Net income (loss) applicable to each class of shares (3):
Common shares basic and diluted		3,192		12,308		(556)		(745)		(2,874)		(11,925)		(4,473)		(1,702)		(10)
Preferred shares and ADSs basic and diluted		958		3,692		(167)		(224)		(862)		(3,577)		(5,907)		(3,485)		(21)
Net income (loss) per share:
Common shares – basic and diluted		6.14		23.68		(1.07)		(1.43)		(5.53)		(22.94)		(14.22)		(8.41)		(0.19)
Common ADSs – basic and diluted		30.71		118.41		(5.35)		(7.17)		(27.65)		(114.72)		(71.11)		42.06		0.97
Preferred shares and ADSs – basic and diluted		6.14		23.68		(1.07)		(1.43)		(5.53)		(22.94)		(14.22)		(8.41)		(0.19)
Net income (loss) per share from continuing operations:
Common shares – basic and diluted		6.14		23.68		(1.07)		(1.43)		(5.53)		(22.94)		(14.22)		(8.41)		(0.19)
Common ADSs – basic and diluted		30.71		118.41		(5.35)		(7.17)		(27.65)		(114.72)		(71.11)		42.06		0.97
Preferred shares and ADSs – basic and diluted		6.14		23.68		(1.07)		(1.43)		(5.53)		(22.94)		(14.22)		(8.41)		(0.19)

	For the Six-Month Period Ended June 30,			For the Year Ended December 31,
	2018(1)	2018	2017	2017(1)	2017	2016	2015(2)	2014(2)	2013(2)
							(restated)	(restated)	(restated)
	(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)		(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Net income (loss) per share from discontinued operations:
Common shares – basic and diluted	—	—	—	—	—	—	(1.19)	6.63	—
Common ADSs – basic and diluted	—	—	—	—	—	—	(5.94)	33.14	—
Preferred shares and ADSs – basic and diluted	—	—	—	—	—	—	(1.19)	6.63	—
Weighted average shares outstanding (in thousands):
Common shares – basic		519,752	519,752		519,752	519,752	314,518	202,312	51,476
Common shares – diluted		519,752	519,752		519,752	519,752	314,518	202,312	51,476
Preferred shares and ADSs – basic		155,915	155,915		155,915	155,915	415,321	414,200	112,527
Preferred shares and ADSs – diluted		155,915	155,915		155,915	155,915	415,321	414,200	112,527

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on June 30, 2018 for reais into U.S. dollars of R$3.8558=US$1.00.
(2)

Derived from our restated consolidated statements of operations for the years ended December 31, 2015, 2014 and 2013, which have been restated to correct certain errors to our previously issued financial statements and related disclosures. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Presentation and Accounting Policies—Restatement of 2015 Financial Statements” and note 2 to our audited consolidated financial statements included in this prospectus.

(3)

In accordance with ASC 260, basic and diluted earnings per share have been calculated using the “two class method.” See note 21(g) to our audited consolidated financial statements included in this prospectus.

	As of June 30,				As of December 31,
	2018(1)		2018		2017(1)		2017		2016		2015(2)		2014(2)		2013(2)
											(restated)		(restated)		(restated)
	(in millions of US$)		(in millions of reais)		(in millions of US$)		(in millions of reais)
Balance Sheet Data:
Cash and cash equivalents	US$	1,322	R$	5,096	US$	1,780	R$	6,863	R$	7,563	R$	14,898	R$	2,449	R$	2,425
Short-term investments		11		42		5		21		117		1,802		171		493
Trade accounts receivable, less allowance for doubtful accounts		1,841		7,097		1,911		7,367		7,891		8,010		7,092		6,750
Assets held for sale		1,318		5,082		1,212		4,675		5,404		7,686		34,255		—
Total current assets		6,031		23,256		6,094		23,498		26,212		37,645		50,797		17,554
Property, plant and equipment, net		7,067		27,248		7,024		27,083		26,080		25,818		26,244		25,725
Non-current judicial deposits		2,062		7,952		2,150		8,290		8,388		8,953		9,127		8,167
Intangible assets, net		2,242		8,647		2,400		9,255		10,511		11,780		13,554		14,666
Total assets		18,161		70,024		18,410		70,987		74,047		94,545		106,999		75,244
Short-term loans and financings (including current portion of long-term debt)		77		299		14		54		55		11,810		4,464		4,159
Trade payables		1,074		4,142		1,341		5,171		4,116		5,253		4,359		4,763
Liabilities of assets held for sale (3)		71		274		92		354		545		745		27,178		—
Total current liabilities		2,125		8,195		2,550		9,831		9,444		26,142		42,752		15,700
Long-term loans and financings		2,266		8,739		—		—		—		48,048		31,386		31,695
Liabilities subject to compromise		9,462		36,482		16,894		65,139		63,746		—		—		—
Total liabilities		16,367		63,107		20,922		80,671		79,396		83,528		84,253		59,233
Share capital		5,560		21,438		5,560		21,438		21,438		21,438		21,438		7,471
Shareholders’ equity (deficit)		1,794		6,917		(2,512)		(9,684)		(5,349)		11,017		22,746		16,011

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on June 30, 2018 for reais into U.S. dollars of R$3.8558=US$1.00.
(2)

Derived from our restated consolidated balance sheets as of December 31, 2015, 2014 and 2013, which have been restated to correct certain errors to our previously issued financial statements and related disclosures. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Presentation and Accounting Policies—Restatement of 2015 Financial Statements” and note 2 to our audited consolidated financial statements included in this prospectus.

(3)

As of December 31, 2014, includes short-term loans and financings (including current portion of long-term debt) of R$1,935 million and long-term loans and financings of R$16,958 million that remained obligations of our company following the completion of our sale of PT Portugal.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including those described under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and other issues discussed herein. The following discussion of our financial condition and results of operations should be read in conjunction with: (1) our unaudited consolidated financial statements as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017, which were prepared in accordance with U.S. GAAP, and the related notes, included elsewhere in this prospectus; (2) our audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, which were prepared in accordance with U.S. GAAP, and the related notes, included elsewhere in this prospectus; and (3) the information presented under the sections entitled “Presentation of Financial and Other Information” and “Selected Consolidated Financial Information.”

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 58.4 million RGUs as of June 30, 2018. We operate throughout Brazil and offer a range of integrated telecommunications services that include fixed-line and mobile telecommunication services, network usage (interconnection), data transmission services (including broadband access services), Pay-TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other telecommunications services for residential customers, small, medium and large companies and governmental agencies. We owned 355,273 kilometers of installed fiber optic cable, distributed throughout Brazil, as of June 30, 2018. Our mobile network covered areas in which approximately 90.4% of the Brazilian population lived and worked as of June 30, 2018. According to ANATEL, as of June 30, 2018, we had a 16.5% market share of the Brazilian mobile telecommunications market and a 32.4% market share of the Brazilian fixed-line market. During the six-month period ended June 30, 2018, we recorded net operating revenue of R$11,214 million and income of R$16,008 million, and during 2017, we recorded net operating revenue of R$23,790 million and a loss of R$4,027 million.

Our results of operations and financial condition have been and will be significantly influenced in future periods by the RJ Proceedings, our disposition of PT Portugal and our investment in Africatel. In addition, our results of operations for the six-month period ended June 30, 2018 and for the years ended December 31, 2017, 2016 and 2015 and our financial condition as of June 30, 2018 and December 31, 2017 and 2016 have been influenced, and our future results of operations and financial condition will continue to be influenced, by a variety of factors, including:

•	the evolution of Brazilian GDP, which grew by1.0% in 2017 and declined by 3.5% in each of 2016 and 2015, which we believe affects demand for our services and, consequently, our net operating revenue;

•

the number of our fixed lines in service, which declined to 12.4 million as of June 30, 2018 from 12.9 million as of December 31, 2017, 13.7 million as of December 31, 2016 and 14.5 million as of December 31, 2015 (excluding fixed-line customers of our discontinued operations), and the percentage of our fixed-line customers that subscribe to our alternative plans which increased to 86.0% as of June 30, 2018 from 85.4% as of December 31, 2017, 85.5% as of December 31, 2016 from 86.4% as of December 31, 2015;

•

the number of our mobile customers, which declined to 38.8 million as of June 30, 2018 from 39.0 million as of December 31, 2017, 42.2 million as of December 31, 2016 and 48.1 million as of December 31, 2015 (excluding fixed-line customers of our discontinued operations);

•

the number of our fixed-line customers that subscribe to our broadband services, which remained stable at 5.6 million as of June 30, 2018 and December 31, 2017 after declining from 5.7 million as of December 31, 2016 and 2015 (excluding fixed-line customers of our discontinued operations);

•

the number of our Pay-TV customers, which grew to 1.6 million as of June 30, 2018 from 1.5 million as of December 31, 2017, 1.3 million as of December 31, 2016 and 1.2 million as of December 31, 2015 (excluding fixed-line customers of our discontinued operations);

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates;

•

inflation rates in Brazil, which were 2.6% in the six-month period ended June 30, 2018, 2.9% in 2017, 6.3% in 2016 and 10.6% in 2015, as measured by the IST, and the resulting adjustments to our regulated rates in Brazil, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•

our compliance with our quality of service obligations under the General Plan on Quality Goals and our network expansion and modernization obligations under the General Plan of Universal Service Goals and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error; and

•

changes in the exchange rates of the real against the U.S. dollar, including the 13.5% depreciation of the real against the U.S. dollar during the six-month period ended June 30, 2018, the 1.5% depreciation of the real against the U.S. dollar during 2017, the 16.5% appreciation of the real against the U.S. dollar during 2016, and the 47.0% depreciation of the real against the U.S. dollar during 2015, which has affected the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our unaudited interim consolidated financial statements and our audited consolidated financial statements in accordance with U.S. GAAP, under the assumption that we will continue as a going concern. Our audited consolidated financial statements have been audited in accordance with Public Company Accounting Oversight Board, or PCAOB, standards.

Under U.S. GAAP, our management is required to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after our financial statements are issued. Our management’s assessment of our ability to continue as a going concern is discussed in note 1 to each of our audited consolidated financial statements included in this prospectus and our unaudited interim consolidated financial statements. As of December 31, 2017, our management had taken relevant steps in the RJ Process, particularly the preparation, presentation and approval of the RJ Plan, which allows our viability and continuity, and the approval of the RJ Plan by our creditors on December 20, 2017. Since December 31 2017, the RJ Plan has been confirmed by the RJ Court and our management has been making the necessary efforts to implement and monitor the RJ Plan based on the understanding that our financial statements were prepared with a going concern assumption.

We incurred net losses in 2017, 2016, and 2015. We have a substantial level of indebtedness and have experienced a decline in consolidated revenues. Our commencement of the RJ Proceedings constituted an event of default of our debt and other obligations. These conditions result in material uncertainty that gives rise to substantial doubt about our ability to continue as a going concern within one year subsequent to December 31, 2017. We believe that our ability to continue as a going concern is contingent upon our ability to implement the RJ Plan, to maintain existing customer, vendor and other relationships and to maintain sufficient liquidity throughout the RJ Proceedings, among other factors.

Our consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern. While operating as under the jurisdiction of the RJ court, we may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the RJ Court, or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in our consolidated financial statements.

Accounting for RJ Proceedings

As a result of the RJ Proceedings (which are considered to be similar in all substantive respects to proceedings under Chapter 11 of the U.S. Bankruptcy Code), we have applied ASC 852 in preparing our consolidated financial statements. ASC 852 requires that financial statements separately disclose and distinguish transactions and events that are directly associated with our reorganization from transactions and events that are associated with the ongoing operations of our business. Accordingly, expenses, gains, losses and provisions for losses that are realized or incurred in the RJ Proceedings have been recorded under the classification “Reorganization Items, Net” in our consolidated statements of operations. In addition, our prepetition obligations that may be impacted by the RJ Proceedings based on our assessment of these obligations following the guidance of ASC 852 have been classified on our balance sheet as “Liabilities subject to compromise.” Prepetition liabilities subject to compromise are required to be reported at the amount allowed as a claim by the RJ Court, regardless of whether they may be settled for lesser amounts and remain subject to future adjustments based on negotiated settlements with claimants, actions of the RJ Court or other events.

In connection with our emergence from the RJ Proceedings, we may be required to adopt fresh start accounting, upon which our assets and liabilities will be recorded at their fair value. The fair values of our assets and liabilities as of that date may differ materially from the recorded values of its assets and liabilities as reflected in our historical consolidated financial statements. In addition, our adoption of fresh start accounting may materially affect our results of operations following the fresh start reporting dates as we may have a new basis in our assets and liabilities. Consequently, our financial statements following our adoption of fresh start accounting may not be comparable with our financial statements prior to that date and the our historical financial statements may not be reliable indicators of our financial condition and results of operations for any period after we adopt fresh start accounting. We concluded that we were not required to adopt fresh start accounting as of December 31, 2017 or June 30, 2018 and we are in the process of evaluating the potential impact of fresh start accounting on our consolidated financial statements in future periods.

Restatement of 2015 Financial Statements

The RJ Proceedings prompted us to perform a detailed analysis on the completeness and the accuracy of the judicial deposits and accounting balances of the other assets of the RJ Debtors. As a result, we determined the need to restate previously issued financial statements and related disclosures to correct errors. Accordingly, we are restating our consolidated financial statements for the year ended December 31, 2015. Restatement adjustments attributable to fiscal year 2014 and previous fiscal years are reflected as a net adjustment to retained earnings as of January 1, 2015.

The errors detected and corrected in our financial statements related to our judicial deposits, our provisions for contingencies, intragroup balances, tax credits and estimates of revenue from services rendered and not yet billed to customers, as described below.

As part of our negotiations of our RJ Plan, we obtained information from creditors that were also the depositaries of certain of our judicial deposits that was more recent and more detailed than the information with respect to these judicial deposits that was previously available to us. In addition, we were able to use new IT tools to collect updated information from website of various courts related to lawsuits for which we had made judicial deposits due to the increased use of digitalization processes by these courts. Finally the suspension of court claims against us during the pendency of our RJ proceedings resulted in a lower number of new lawsuits against us and prevented our posting of new judicial deposits.

Based on the information available to us, we reviewed some of our processes and controls related to judicial deposits. As a result of this review, we identified the errors related to (1) judicial deposits that were recognized in our balance sheet but were withdrawn in previous years by the plaintiff following unfavorable court decisions, and (2) the calculation of the statistical provision for civil and labor contingencies.

As of January 1, 2015, we wrote off R$3,133 million of judicial deposits already withdrawn and increased our provision for contingencies by R$493 million. As a result of the increase in provision for contingencies, the write-off of judicial deposits and the correction of the corresponding inflation adjustments on the written off judicial deposits, our restated net loss during 2015 increased by R$1,163 million compared to our net loss previously reported.

In connection with the preparation of our creditors list as part of the RJ proceedings, we performed procedures to obtain supporting documentation, which resulted in our collecting information necessary to reconcile intragroup balances. Errors discovered in the reconciliation of these intragroup balances led us to recognize additional accounts payable of R$172 million as of January 1, 2015 and to write off accounts receivable of R$167 million as of January 1, 2015, in each case related to those intragroup balances. As a result of the increase in accounts payable and the write-off of accounts receivable, our restated net loss during 2015 decreased by R$59 million compared to our net loss previously reported.

In connection with our internal control over financial reporting, we concluded that we had recorded balances related to direct and indirect tax credits that have expired or for which we do not have adequate supporting documentation to claim a refund from tax authorities. As of January 1, 2015, we wrote off R$199 million of unrecoverable tax credits previously recognized under taxes, and R$52 million of unrecoverable tax credits previously recognized under other assets.

We estimate revenue from services provided and not yet billed to customers using the available information provided by our operating systems. In connection with our internal control over financial reporting, we identified that the most recent operational information available as of January 1, 2015 was not used by us to estimate the revenue from our services rendered and not yet billed to customers as of that date. As a result, we wrote off R$191 million of provision for estimated unbilled revenue as of January 1, 2015.

The following table summarizes the impact of the restatement on our previously reported consolidated balance sheet:

	Balances as previously presented at 12/31/2015		Adjustments		Restated balances at 12/31/2015
	(in millions of reais)
Current assets:
Trade accounts receivable, net (1), (2)	R$	8,380	R$	(370)	R$	8,010
Other taxes (3)		923		(199)		724
Other assets		28,912		—		28,912

Total current assets		38,214		(569)		37,645
Non-current assets:
Judicial deposits		13,119		(4,166)		8,953
Other assets		48,002		(54)		47,947

Total assets	R$	99,335	R$	(4,789)	R$	94,545

Current liabilities:
Trade payables (1)	R$	5,036	R$	218	R$	5,253
Provisions (4)		1,021		319		1,340
Other liabilities		19,548		—		19,548

Total current liabilities		25,605		537		26,142
Non-current liabilities:
Provisions (4)		3,414		303		3,717
Other liabilities		53,669		—		53,669

Total liabilities		82,688		840		83,528
Shareholders’ equity:
Shareholders’ equity		16,646		(5,629)		11,017

Total liabilities and shareholders’ equity	R$	99,335	R$	(4,789)	R$	94,545

(1)	Realization of intragroup balances.
(2)	Inappropriate estimate of revenue from services rendered and not billed.
(3)	Realization of tax credits.
(4)	Derecognition of judicial deposits and increase of provisions for contingencies.

The following table summarizes the impact of the restatement on our previously reported consolidated statement of operations:

	Balances as previously presented at 12/31/2015		Adjustments (1)		Adjustments (2)		Restated balances at 12/31/2015
	(in millions of reais)
Net operating revenue	R$	27,354	R$	—	R$	—	R$	27,354
Cost of sales and services		(16,250)		—		—		(16,250)

Gross profit		11,104		—		—		11,104
Selling expenses		(4,720)		—		—		(4,720)
General and administrative expenses		(3,912)		—		—		(3,912)
Other operating income (expenses), net		(1,258)		(976)		(59)		(2,294)

Operating income (loss) before financial expenses, net, and taxes		1,213		(976)		(59)		177
Financial expenses, net		(6,538)		(186)		—		(6,724)

Income (loss) of continuing operations before taxes		(5,325)		(1,163)		(59)		(6,547)
Income tax and social contribution		(3,380)		—		—		(3,380)

Net income (loss) of continuing operations		(8,705)		(1,163)		(59)		(9,927)
Net income (loss) of discontinued operations, net of taxes		(867)		—		—		(867)

Net income (loss)	R$	(9,572)	R$	(1,163)	R$	(59)	R$	(10,794)

Net income (loss) attributable to controlling shareholders	R$	(9,159)	R$	(1,163)	R$	(59)	R$	(10,381)
Net income (loss) attributable to non-controlling shareholders		(413)		—		—		(413)

(1)	Derecognition of judicial deposits and increase of provisions for contingencies.
(2)	Realization of intragroup balances.

The following table summarizes the impact of the restatement on our previously reported consolidated statement of cash flows:

	Balances as previously presented at 12/31/2015		Adjustments		Restated balances at 12/31/2015
	(in millions of reais)
Operating activities:
Net loss for the year	R$	(9,572)	R$	(1,222)	R$	(10,794)
Discontinued operations, net of tax		867		—		867
Adjustments to reconcile net income to cash provided by operating activities:
Loss (gain on financial instruments		6,443		(34)		6,409
Contingencies		567		976		1,542
Other non-cash items		(89)		280		(191)
Other		246		—		246

Cash flow from operating activities – continuing operations		(1,539)		—		(1,539)
Cash flow from operating activities – discontinued operations		485		—		485

Net cash generated (used) in operating activities		(1,054)		—		(1,054)
Net cash (used) generated in investing activities		12,543		—		12,543
Net cash (used) generated in financing activities		(2,357)		—		(2,357)
Foreign exchange differences on cash equivalents		3,316		—		3,316

	Balances as previously presented at 12/31/2015		Adjustments		Restated balances at 12/31/2015
Net (decrease) increase in cash and cash equivalents		12,449		—		12,449
Cash and cash equivalents at the beginning of the year		2,449		—		2,449

Cash and cash equivalents at the end of the year	R$	14,898	R$	—	R$	14,898

Business Segments and Presentation of Segment Financial Data

We use operating segment information for decision-making. We have identified only one operating segment that corresponds to the telecommunications business in Brazil.

The Telecommunications in Brazil segment includes our telecommunications business in Brazil, In addition to our telecommunications business in Brazil, we conduct other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses are conducted primarily by Companhia Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola, and Timor Telecom, which provide fixed and mobile telecommunications services and publish telephone directories in Africa and Asia, and which have been consolidated in our financial statements since May 2014.

Within our Telecommunications in Brazil segment, our management assesses revenue generation based on customer segmentation into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and Pay-TV;

•	Personal Mobility Services, focused on the sale of mobile telephony services to postpaid (subscription) and prepaid customers that include voice services and data communication services; and

•

B2B Services, which includes corporate solutions offered to our small, medium-sized, and large corporate customers, including voice services and corporate data solutions and wholesale interconnection and traffic transportation services to other telecommunications providers.

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates are described in note 2 to our audited consolidated financial statements included in this prospectus. In preparing our consolidated financial statements in conformity with U.S. GAAP, our management uses estimates and assumptions based on historical experience and other factors, including expected future events, which we consider reasonable and relevant. Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies frequently requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to the outcomes of transactions and the carrying value of our assets and liabilities. Our actual results of operations and financial position may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•	fair value of financial liabilities;

•	revenue recognition and trade receivables;

•	depreciation of property, plant and equipment;

•	allowances for doubtful accounts;

•	fair value of available-for-sale investments;

•	deferred income taxes and social contribution;

•	impairment of long-lived assets;

•	defined postretirement benefit plans;

•	contingencies; and

•	estimate of expected amount of the allowed claims in the RJ Proceedings.

Fair Value of Financial Liabilities

We have adopted the fair value option under ASC 820, “Fair Value Measurement,” with respect to the recording of our financial liabilities. These financial liabilities have been valued at fair value according to the criteria of ASC 820 as of the time at which we reclassified each of our financial liabilities that were legally affected by the RJ Plan from liabilities subject to compromise to loans and financings or trade payables. We estimated the fair value of each of these financial liabilities based on an internal valuation made of these financial liabilities, which takes into consideration the cash flows under these financial instruments provided for in the RJ Plan, and assumptions regarding appropriate discount rates and foreign exchange rates consistent with the tenor and currency of each of these financial liabilities.

The fair value adjustment recognized on our balance sheet with respect to each financial liability at the time that we reclassified that financial liability is amortized on a straight-line basis over the term of that financial liability and on a monthly basis we record a financial expense in the amount of the amortization in our statement of operations and a corresponding reduction in the fair value adjustment on our balance sheet.

During the six-month period ended June 30, 2018, we recorded gains on adjustments to present value of our loans and financings of R$9,096 million and gains on adjustments to present value of our trade payables to ANATEL-AGU of R$4,873 million, and gains on adjustments to present value of our other trade payables of R$832 million. As a result of the settlement of the Qualified Recovery and the Non-Qualified Recovery on July 27, 2018 and the corresponding reclassification of the amounts recognized as liabilities subject to compromise on our balance sheet as of June 30, 2018 with respect to the Defaulted Notes, we expect to record gains on adjustments to present value of our loans and financings of R$16 billion during the third quarter of 2018 and a corresponding adjustment to the principal amount of the New Notes that will be recorded on our balance as of September 30, 2018. Following the recognition of this settlement, we do not expect to record additional significant fair value adjustments in our statements of operations, after the completion of the Capitalization of Credits Capital Increase.

Our assumptions regarding appropriate discount rates and foreign exchange rates used in our calculation of the fair value of our financial liabilities are subject to significant fluctuations due to different external and internal factors, including economic trends and the financial performance of our company. The use of different assumptions to measure the fair value of our financial liabilities could have a material effect on the estimated fair value of these financial instruments and the amounts recorded as loans and financings and trade payables in our balance sheet, as well as the amounts recorded as reorganization items, net in our statement of operations.

Revenue Recognition and Trade Receivables

Our revenues correspond primarily to the amount of the payments received or receivable from sales of services in the regular course of our activities and our subsidiaries’ activities.

Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis. Prepaid services are recognized as unearned revenues and recognized in revenue as these services are used by customers.

Revenue from sales of handsets and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components, and the recognition criteria are applied on an individual basis. Revenue is not recognized when there is significant uncertainty as to its realization.

Our revenue is a material component of our results of operations. Management’s determination of price, collectability and the rights to receive certain revenues for the use of our network are based on judgments regarding the nature of the fee charged for services rendered, the price for certain services delivered and the collectability of those revenues. Should changes in conditions cause management to conclude that these criteria are not met for certain transactions, the amount of accounts receivable could be adversely affected. In addition, for certain categories of revenue we rely upon revenue recognition measurement guidelines set by ANATEL.

We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectability and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy.

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets. The depreciation rates of our most significant assets are presented in note 13 to our audited consolidated financial statements included in this prospectus. The useful lives of assets in certain categories may vary based on whether they are used primarily to provide fixed-line or mobile services. We review the estimated useful lives of the assets taking into consideration technical obsolescence and a valuation by outside experts.

Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and industry practices, which could cause early obsolescence of our property, plant and equipment. If we materially change our assumptions of useful lives and if external market conditions require us to determine the possible obsolescence of our property, plant and equipment, our depreciation expense, obsolescence write-off and consequently net book value of our property, plant and equipment could be materially different.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is established in order to recognize probable losses on accounts receivable and takes into account limitations we impose to restrict the provision of services to customers with past-due accounts and actions we take to collect delinquent accounts. The allowance for doubtful accounts estimate is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables. The allowance for doubtful accounts estimate is prepared based on historic default rates. For additional information regarding our allowance for doubtful accounts, see note 8 to our audited consolidated financial statements included in this prospectus.

We have entered into agreements with certain customers to collect past-due accounts receivable, including agreements allowing customers to settle their delinquent accounts in installments. The amounts that we actually fail to collect in respect of these accounts may differ from the amount of the allowance established, and additional allowance may be required.

Fair Value of Available-for-Sale Investments

Our investments in Unitel, including our investment in its declared and unpaid dividends, and CVT are classified as available-for-sale investments and have been valued at fair value according to the operating assets used as basis in the valuation of these investments at the time of our May 2014 capital increase. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale investments are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized.

The fair value of the available-for-sale investments is estimated based on the internal valuation made, including cash flows forecasts for a five-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates and foreign exchange rates consistent with the reality of each country where the businesses are located. In addition to the financial and business assumptions referred to above, we also take into consideration the fair value measurement of cash investments, qualitative assumptions, including the impacts of developments in the lawsuits filed against third parties, and the opinion of the legal counsel on the outcome of these lawsuits. With regard to the impairment test of dividends, we use financial assumptions on the discount rate in time and the foreign exchange rate, and use qualitative assumptions based on the opinion of the legal counsel on the outcome of the lawsuits filed against Unitel for the nonpayment of dividends and interest. We monitor and periodically update the key assumptions and critical estimates used to calculate fair value.

During 2017 and 2016, we recorded losses on available-for-sale financial assets of US$39 million and US$242 million, respectively, resulting from the revision of the recoverable amount of dividends receivable from Unitel, the fair value of the cash investment in Unitel and exchange rate losses related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real.

Our estimates of future cash flows from our available-for-sale investments may not necessarily be indicative of the amounts that could be obtained in the current market. The use of different assumptions to measure the fair value of available-for-sale investments could have a material effect on the amounts obtained and not necessarily be indicative of the cash amounts that we would receive on the disposal of an available-for-sale investment.

Deferred Income Taxes and Social Contribution

Income taxes in Brazil are calculated and paid on a legal entity basis, and there are no consolidated tax returns. Accordingly, we only recognize deferred tax assets, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.

We recognize and settle taxes on income based on the results of operations determined in accordance with the Brazilian Corporate Law, taking into consideration the provisions of Brazilian tax law, which are materially different from the amounts calculated for U.S. GAAP purposes. Under U.S. GAAP, we recognize deferred tax assets and liabilities for temporary differences between the carrying amounts and the taxable bases of the assets and liabilities, and tax loss carryforwards are recorded in assets or liabilities, as applicable. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We regularly test deferred tax assets for impairment and recognize a provision for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These projections require the use of estimates and assumptions. In order to project future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to a variety of external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by our company. The use of different estimates and assumptions could result in the recognition of a provision for impairment losses for the entire or a significant portion of the deferred tax assets.

Impairment of Long-Lived Assets

Long-lived assets include assets that do not have indefinite lives, such as property, plant, and equipment, and purchased intangible assets subject to amortization. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as deemed necessary.

We have not recorded any impairment of our long-lived assets during the six-month period ended June 30, 2018 or the three years ended December 31, 2017.

Defined Postretirement Benefit Plans

We sponsor certain defined postretirement benefit plans for our employees. We record liabilities for defined postretirement benefits plan based on actuarial valuations which are calculated based on assumptions and estimates regarding discount rates, investment returns, inflation rates for future periods, mortality indices and projected employment levels relating to postretirement benefit liabilities. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for the costs of accumulated defined postretirement benefits plans, and the amount we are required to disburse each year to fund postretirement benefits plans. These assumptions and estimates are subject to significant fluctuations due to different external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. All of these assumptions are reviewed at the end of each reporting period. If these assumptions and estimates are not accurate, we may be required to revise our reserves for defined postretirement benefits, which could materially impact our results of operations.

Contingencies

Liabilities for loss contingencies arising from claims, assessment, litigation, fines and penalties are recorded when it is probable that the liability has been incurred and the amount can be reasonably estimated, based on the opinion of management and its in-house and outside legal counsel. The amounts are recognized based on the cost of the expected outcome of ongoing lawsuits.

We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our consolidated financial statements in connection with these proceedings reflect reasonably estimated losses at the relevant date as determined by our management after consultation with our general counsel and the outside legal counsel. As discussed in note 18 to our audited consolidated financial statements included in this prospectus, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. We continually evaluate the provisions based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision is adequate, it is possible that our assumptions used to estimate the provision and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the relevant situation. This may therefore result in changes in future provisioning for legal claims. For more information regarding material pending claims against our company, see “Business—Legal Proceedings” and note 18 to our audited consolidated financial statements included in this prospectus.

Estimate of Expected Amount of the Allowed Claims in the RJ Proceedings

Our estimate of the expected amount of the allowed claims in the RJ Proceedings is a significant estimate. Future actions and decisions by the RJ Court may differ significantly from our own estimate, potentially having material future effects on our financial statements, particularly on liabilities subject to compromise. Furthermore, these liabilities are reported as the amounts expected to be allowed by the RJ Court, even if they may be settled for lesser amounts. There may be significant differences between the settled amount and the expected amount of the allowed claim.

Principal Factors Affecting Our Financial Condition and Results of Operations

Effects of the RJ Proceedings and Our Financial Restructuring

In June 2016, as a result of several factors affecting our liquidity, we anticipated that we would no longer be able to comply with our payment obligations under our loans and financing transactions and we concluded that filing of a request for judicial reorganization in Brazil would be the most appropriate course of action (1) to preserve the continuity of our offering of quality services to our customers, within the rules and commitments undertaken with ANATEL, (2) to preserve the value of our company, (3) to maintain the continuity of our operations and corporate activities in an organized manner that protects the interests of our company, customers, shareholders and other stakeholders, and (4) to protect our cash and cash equivalents.

Our liquidity crisis was resulted principally from:

•

the deterioration of the Brazilian economy, which suffered low or negative GDP growth for several years and increased levels of unemployment, with negative effects on (1) our ability to retract and retain customers, and corresponding negative effects on our net operating revenue, and (2) due to increases in Brazilian interest rates and the depreciation of the real, increases in our financing expenses;

•

the increasingly marginal (or in some instances, negative) returns that we achieved through network expansion designed to meet the universalization requirements imposed on our company as a fixed line concessionaire under the General Plan of Universal Service Goals, which require us to make large capital expenditures in certain areas of Brazil that are remote, have low demographic density and have a low-income population, without the corresponding ability to recoup these capital expenditures through the rates that we charge customers in these areas or elsewhere;

•

the change in consumption patterns of Brazilian consumers of telecommunication services as a result of the increasing attractiveness of mobile telecommunications, particularly following the global introduction of the “smart phone,” which has led to continuous sequential declines in the number of subscribers to our fixed-line services, with corresponding negative effects on our net operating revenue;

•

the requirement under Brazilian law that we make judicial deposits in connection with our defense of labor, tax, and civil lawsuits and regulatory claims brought against our company, which resulted in a significant amount of our liquid assets being diverted into judicial deposits, with the result that these assets were not available for us to use for our capital expenditure and debt service requirements;

•

the imposition of large administrative fines and penalties, including interest on unpaid charges and late fees, by ANATEL, which resulted in a significant amount of our liquid assets being diverted to pay these charges or into judicial deposits as we defend against these regulatory claims, with the result that these assets were not available for us to use for our capital expenditure and debt service requirements;

•

the increases in our debt service requirements as we relied on funds obtained from financing transactions in the Brazilian and international markets to expand our data communications network and to implement projects to meet ANATEL’s regulatory requirements market.

On June 20, 2016, Oi, together with the other RJ debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant an urgent measure approved by our board of directors. For more information regarding the RJ Proceedings, see “Business—Our Judicial Reorganization Proceedings.”

Effects of RJ Proceedings on Our Statement of Operations and Balance Sheet

Our net operating revenue was negatively affected by the RJ Proceedings primarily as a result of the impact of these proceedings on our ability to attract new corporate customers for our B2B business as these potential customers have been wary of entering into long-term service contracts with us during the pendency of these proceedings. We do not believe that the RJ Proceedings had a direct impact on our net revenue from other services. However, the factors affecting our net operating revenue that led to our liquidity crisis persist.

As a result of the RJ Proceedings, we have realized gains and losses and made provisions for losses that are realized or incurred in the RJ Proceedings which have been recorded in as reorganization items, net in our consolidated statements of operations. Reorganization items, net was an expense of R$275 million during the corresponding period of 2017, and was an expense of R$2,372 million during 2017 and R$9,006 million during 2016.

The principal reorganization items that we recorded during 2017 and 2016 relate to (1) increases in the amounts of our contingent liabilities to reflect the differences between the carrying amount of these contingent liabilities prior to the commencement of the RJ Proceedings and the amounts recognized by the RJ Court, and (2) fees and expenses of professional advisors who are assisting us with the RJ Proceedings.

As a result of the commencement of the RJ Proceedings, our loans and financings were classified as liabilities subject to compromise and as of the date of the commencement of the RJ Proceedings, we ceased recording interest expenses and foreign exchange gains and losses on these loans and financings as part of our financial expenses, net. In addition, in connection with our deteriorating financial condition and the commencement of the RJ Proceedings, we reversed our derivative financial instruments during the second and third quarters of 2016.

We also reclassified our trade payables, provisions for civil contingencies, provisions for labor contingencies and provision for pension plans as of the date of the commencement of the RJ Proceedings as liabilities subject to compromise.

Effects of Confirmation of the RJ Plan on Our Statement of Operations and Balance Sheet

On December 19 and 20, 2017, the GCM was held to consider approval of the most recently filed judicial reorganization plan. The GCM concluded on December 20, 2017 following the approval of the RJ Plan reflecting amendments to the judicial reorganization plan presented at the GCM as negotiated during the course of the GCM.

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date.

The Brazilian Confirmation Order, according to its terms, is binding on all parties, although still subject to appeals with no suspensive effect attributed to it. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims are entitled only to receive the recoveries set forth in the RJ Plan with respect to their claims in accordance with the terms and conditions of the RJ Plan. For more information regarding the recoveries which the creditors were entitled to receive under the RJ Plan, see “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan.”

As a result of the approval and confirmation of the RJ Plan, we have begun to attract new corporate customers for our B2B business as the concerns of these potential customers regarding the long-term sustainability of our business have receded.

As a result of the confirmation of the RJ Plan, we recorded gain on reorganization items, net of R$16,309 million during the six-month period ended June 30, 2018 compared to an expense of R$275 million during the corresponding period of 2017. The principal reorganization items that we recorded during the six-month period ended June 30, 2018 are (1) an adjustment to present value of our loans and financings of R$9,096 million, (2) an adjustment to present value of our other trade payables and trade payables owing to ANATEL-AGU of R$832 million and R$4,873 million, respectively, and (3) a gain on the restructuring of other trade payables and trade payables owing to ANATEL-AGU of R$172 million and R$1,654 million, respectively.

As a result of the confirmation of the RJ Plan, our obligations recorded as liabilities subject to compromise as of June 30, 2018 declined by R$28,068 million as compared to December 31, 2017 due to (1) our reclassification of R$28,068 million of these obligations to other line items on our balance sheet and statement of operations to reflect the recoveries of the creditors with respect to those obligations, and (2) our payment of R$589 million to settle some of our debt instruments and trade payables as part of the Small Creditors Program and the settlement of some of our other liabilities through mediation.

We have reclassified R$16,185 million of loans and financings that were classified as liabilities subject to compromise of as of December 31, 2017 as current and non-current loans and financing of R$9,038 million on our balance sheet, and we have recorded (1) reorganization items of R$9,096 million as a result of the adjustment to present value of some of our loans and financings, (2) financial charges on our statement of operations of R$1,164 million. As a result of the confirmation of the RJ Plan, we recorded interest expenses and foreign exchange gains and losses on our restructured loans and financing as part of our financial expenses, net in the aggregate amount of R$1,021 million during the six-month period ended June 30, 2018.

We have reclassified R$8,406 million of civil contingencies related to claims of ANATEL that were classified as liabilities subject to compromise of as of December 31, 2017 as trade payables owing to ANATEL-AGU of R$1,810 million on our balance sheet and we recorded reorganization items in our statement of operations of (1) R$4,873 million as a result of the adjustment to present value of our trade payables owing to ANATEL-AGU, (2) R1,654 million as a gain on restructuring as a result of the RJ Proceedings, and (3) financial charges on our statement of operations of R$69 million.

We have reclassified all of the R$2,139 million of trade payables that were classified as liabilities subject to compromise of as of December 31, 2017, as trade payables of R$1,135 million on our balance sheet and we recorded reorganization items in our statement of operations of (1) R$832 million as a result of the adjustment to present value of our trade payables owing to our trade creditors and (2) R$172 million as a gain on restructuring as a result of the RJ Proceedings.

We have reclassified all of the R$560 million of provisions for pension plan classified that were classified as liabilities subject to compromise as of December 31, 2017 as liability for pension benefits, net of provision for unfunded status on our balance sheet.

We have reclassified all of the R$105 million of derivative financial instruments that were classified as liabilities subject to compromise of as of December 31, 2017 as current and non-current loans and financing.

We have reclassified all of the R$43 million of other liabilities that were classified as liabilities subject to compromise of as of December 31, 2017 as other liabilities.

Effects of Emergence from RJ Proceedings on Our Financial Statements

In connection with our emergence from the RJ Proceedings, which we expect will occur upon the settlement of the Rights Offering, we may be required to adopt fresh start accounting, upon which our assets and liabilities will be recorded at their fair value. The fair values of our assets and liabilities as of that date may differ materially from the recorded values of its assets and liabilities as reflected in our historical consolidated financial statements. In addition, our adoption of fresh start accounting may materially affect our results of operations following the fresh start reporting dates as we may have a new basis in our assets and liabilities. Consequently, our financial statements following our adoption of fresh start accounting may not be comparable with our financial statements prior to that date and the our historical financial statements may not be reliable indicators of our financial condition and results of operations for any period after we adopt fresh start accounting. We concluded that we are not required to adopt fresh start accounting as of June 30, 2018 or December 31, 2017 and we are in the process of evaluating the potential impact of fresh start accounting on our consolidated financial statements in future periods.

Effects of Disposal of Portuguese Business of PT Portugal

On June 2, 2015, we sold all of the share capital of PT Portugal to Altice Portugal for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds €2,750 million. PT Portugal provides a broad range of telecommunications services in Portugal.

In connection with the closing, Altice Portugal disbursed €5,789 million, of which €869 million was utilized by PT Portugal to prepay outstanding indebtedness in that amount, and €4,920 million were paid to our company in cash. We used a portion of the net cash proceeds of the PT Portugal Disposition for the prepayment and repayment at maturity of indebtedness of our company.

In anticipation of the PT Portugal Disposition, PT Portugal transferred PTIF to Oi. As a result of the completion of the PT Portugal Disposition, the indebtedness of PTIF was reclassified as indebtedness of our company. In addition, in connection with the PT Portugal Disposition, PTIF assumed all obligations under PT Portugal’s outstanding 6.25% Notes due 2016.

In addition, PT Portugal transferred to Oi all of the outstanding share capital of PT Participações, which currently holds:

•	our 86% interest in Africatel, which holds our interests in telecommunications companies in Africa, including telecommunications companies in Angola, Cape Verde and São Tomé and Principe; and

•	our interests in TPT, a Portuguese holding company that owns Timor Telecom, S.A., which provides telecommunications, multimedia and IT services in Timor Leste.

As a result of our decision to sell PT Portugal, the revenue and expenses of PT Portugal for the year ended December 31, 2015 are presented in our income statement as discontinued operations. We recorded loss from discontinued operations for 2015 of R$867 million, consisting of comprehensive income transferred to our income statement of R$226 million, principally consisting of the cumulative foreign exchange differences related to PT Portugal, and a loss on the sale of PT Portugal and divestiture related expenses of R$625 million.

Our R$625 million loss in connection with the sale of PT Portugal consisted of (1) the derecognized investment cost that includes goodwill arising on the business combination between our company and PT Portugal and selling expenses totaling R$1,308 million, and (2) the R$683 million revenue related to cash proceeds received directly by our company.

Effects of Investments in Africatel

At the time of our acquisition of PT Portugal, PT Portugal held indirectly 75% of the outstanding share capital of Africatel which held 25% of the outstanding share capital of Unitel. Our management considers this a non-controlling stake in Unitel which does not grant our company significant influence over the financial, operating and strategic policies of Unitel since, due to several breaches of the shareholders’ agreement by the other shareholders of Unitel (including the fact that they have failed to vote to elect the directors nominated by PT Ventures at Unitel’s shareholders’ meetings and, as a result, PT Ventures has no longer any representation on Unitel’s board of directors), we do not elect enough members of the board of directors of Unitel to allow us to be involved in the decision-making process of these policies, including decisions on dividend and other distributions, material business relations, appointment of officers or managers, or the provision of key technical information. Accordingly, upon the acquisition of PT Portugal, we recognized this investment as an available-for-sale financial asset recognized at fair value. The fair value of the investment in Unitel of R$4,089 million was determined based on the valuation report prepared by Banco Santander on the valuation of Pharol’s operating assets that was used as the basis for the valuation of PT Portugal as part of the Oi capital increase using a series of estimates and assumptions, including the cash flows projections for a four-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates.

On September 16, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel. As a result, as of December 31, 2017 and 2016, we recorded the assets and liabilities of Africatel, including its investment in Unitel and the accounts receivable relating to declared and unpaid dividends of Unitel, as held-for sale, although we do not record Africatel as discontinued operations in our income statement due to the immateriality of the effects of Africatel on our results of operations. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when the sale of these assets may be completed.

During 2015, we recognized a loss of R$408 million resulting from the revision of the fair value of the investment in Unitel as a result of our updating the main assumptions and material estimates used in the fair value measurement of our investment in Unitel, taking into consideration in this assessment possible impacts of actual events related to the investment, notably the lawsuits filed against Unitel and its shareholders in 2015.

During 2017 and 2016, we recorded losses of US$39 million and US$242 million, respectively, resulting from the revision of the recoverable amount of dividends receivable from Unitel, the fair value of the cash investment in Unitel and exchange rate losses related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real. During the six-month period ended June 30, 2018, we recorded a gain on available-for-sale financial assets of R$520 million, primarily as a result of the 16.6% of the appreciation of the U.S. dollar against the real during the six-month period ended June 30, 2018.

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP grew by an estimated 2.3% during the six-month period ended June 30, 2018 and 1.0% in 2017, and declined by 3.5% in each of 2016 and 2015. The substantial and prolonged deterioration of economic conditions in Brazil since the second quarter of 2014 have had a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our net operating revenue.

Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 39.4 million as of December 31, 2007 to 40.8 million as of December 31, 2017, and the number of mobile subscribers in Brazil increased from 121.0 million as of December 31, 2007 to 236.5 million as of December 31, 2017. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted.

During the three-year period ended December 31, 2017, the number of mobile subscribers in Brazil has declined at an average rate of 5.6% per year, while the number of fixed lines in service in Brazil during the three-year period ended December 31, 2017 has declined at an average rate of 3.2% per year. During the three-year period ended December 31, 2017, the number of our mobile subscribers (including customers in our Personal Mobility Services and B2B Services) has decreased at an average rate of 8.5% per year to 39.0 million at December 31, 2017 from 50.9 million at December 31, 2014, while the number of our fixed lines in service (including customers in our Residential Services and B2B Services) has declined by an average rate of 6.6% per year to 12.9 million at December 31, 2017 from 15.8 million at December 31, 2014.

Demand for Our Residential Services

Because the number of our customers terminating their residential services has exceeded new activations between December 31, 2014 and December 31, 2017, the number of our residential fixed lines in service declined by 20.3% to 9.2 million as of December 31, 2017 from 11.6 million as of December 31, 2014 and further declined to 8.8 million as of June 30, 2018. We have focused on offering more and higher-value added services to new and existing customers by combining upselling and cross selling initiatives, thereby increasing the ARPU of our Residential Services business. We believe that through our sales of bundles consisting of more than one service, we improve customer profitability and enhance loyalty, while also increasing ARPU and minimizing churn rates. Primarily as a result of these initiatives, the ARPU of our residential services grew by 2.6% during the six-month period ended June 30, 2018 to R$79.4 compared to R$76.5 during the corresponding period of 2017, and by 3.9% to R$79.6 during 2017 from R$76.6 during 2016, which was a 5.5% increase from R$72.6 during 2015. We believe that our focus on the sale of bundled services is the principal reason for the increase in the percentage of our customers that subscribe to more than one of our residential services to 59.8% as of June 30, 2018 from 58.9% as of December 31, 2017, 56.2% as of December 31, 2016 and 53.4% as of December 31, 2015.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. We also offer alternative residential plans that include significantly larger numbers of minutes or unlimited minutes and charge higher monthly fees for these plans. Over the past three years, the percentage of our customers selecting these alternative plans has grown significantly. Subscribers to our alternative residential plans, including our bundled service plans, represented 86.0%of our residential customers as of June 30, 2018 as compared to 85.4% as of December 31, 2017, 85.5% as of December 31, 2016 and 86.4% of as of December 31, 2015. We believe that our alternative residential plans contribute to a net increase in our residential services revenue as many subscribers of our alternative residential plans do not use their full monthly allocations of local minutes.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by offering a variety of bundled plans that include mobile services, broadband services and Oi TV subscriptions to our fixed-line customers. In addition, we have been focusing on structural network investments, including the introduction of VDSL technology, in order to offer service plans that include higher broadband speeds. As of June 30, 2018:

•	42.6% of our residential customers subscribed for bundled service packages, an increase from 35.4% as of December 31, 2017, 29.1% as of December 31, 2016 and 26.3% as of December 31, 2015;

•

57.2% of our residential customers subscribed for broadband services (whether separately or as part of a bundled service plan), an increase from 55.8% as of December 31, 2017, 52.2% as of December 31, 2016 and 48.6% as of December 31, 2015; and

•

17.5% of our residential customers subscribed for Pay TV services (whether separately or as part of a bundled service plan), an increase from 16.2% as of December 31, 2017, 13.0% as of December 31, 2016, and 11.0% as of December 31, 2015.

In addition, demand for our residential services was negatively affected by a decision of the Brazilian Supreme Court that we must pay ICMS tax on customer subscriptions that do not include allowances and our subsequent inclusion of this tax in customers’ bills in the first half of 2017.

Demand for Our Personal Mobility Services

Our customer base for mobility services (including customers in our Personal Mobility Services and B2B Services) has declined by 23.5% to 39.0 million as of December 31, 2017 from 50.9 million as of December 31, 2014 and further declined to 38.9 million as of June 30, 2018. We believe that the primary reason for the decline in our Personal Mobility customer base is the reduction in the total number of mobile accesses in Brazil, reflecting the trend to consolidate mobile use into a single SIM card, following the launch of all-net plans in response to the successive reductions of the mobile termination, or MTR (VU-M), interconnection tariffs, and the structural market migration from voice to data in response to the offering of more robust data packages. Additionally, we have implemented a more intensive policy of disconnecting inactive users to reduce regulatory fees that we must make for each active account. Finally, we believe that the number of our prepaid accounts has been significantly reduced as a result of the increase in Brazil’s unemployment rate as our net additions of prepaid subscribers is closely correlated to movements in the unemployment rate. During the six-month period ended June 30, 2018 and he years ended December 31, 2017 and 2016, the average monthly churn rate of our Personal Mobility Services business was 3.9%, 4.1% and 4.4% per month, respectively.

The market for mobile services is extremely competitive in each of the regions that we serve. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenue from mobile services. Competitive pressures have required us to introduce service plans under which we offer unlimited voice calls tied to service offerings priced in relation to the amount of data usage offered.

Our Oi Livre service offering, which includes a range of all-net voice minutes for calls within Brazil and data allowances for flat fees, has had a strong performance since its release in late 2015. As of June 30, 2018, December 31, 2017 and 2016, Oi Livre had 22.1 million, 19.6 million and 14.8 million subscribers, respectively, corresponding to 70.2%, 65.5% and 44.7%, respectively, of our total pre-paid base.

Demand for Our B2B Services

The number of RGUs of our B2B Services has declined by 10.7% to 6.5 million as of December 31, 2017 from 7.3 million as of December 31, 2014, although the number of RGUs of our B2B Services remained stable during the six-month period ended June 30, 2018. We believe that the primary reasons for the decline in our B2B Services customer base during prior years were (1) the declining macroeconomic conditions in Brazil, which has caused many of our SME customers to downsize or cease operations, (2) contractions in the fiscal strength of many of our governmental customers, which has caused them to reduce the scope of their telecommunications expenditures, and (3) market perceptions of our company during our RJ proceedings which has made it difficult for us to enter into new agreements with corporate customers. Our corporate customers, while better able to survive the current economic instability, often respond by reducing their economic activity and their spending for telecommunications products and services. In addition, provided that our B2B Services customers also purchase the core fixed-line and mobile services offered to our Residential and Personal Mobility Services customers, demand for our B2B Services is subject to some of the same conditions that affect our Residential and Personal Mobility Services, including reductions in interconnection tariffs, which have led to more robust mobile package offerings and driven the traffic migration trend of fixed-to-mobile substitution.

As a result of the approval and confirmation of the RJ Plan, we have begun to attract new corporate customers for our B2B business as the concerns of these potential customers regarding the long-term sustainability of our business have receded.

Effects of Our Absorption of Network Maintenance Service Operations and Adoption of New Customer Care Model

We have introduced programs beginning in 2015 to control costs related to network maintenance services and third-party services by (1) absorbing operation of several network maintenance service operations and providing these services ourselves, and (2) implementing a new customer care quality model through which we have improved our method of allocation of call center traffic to promote a greater level of customer service and digitized some of our customer interactions with respect to processing order for new services, troubleshooting service issues and dispatching maintenance personnel.

Through our subsidiary Serede, we absorbed operations of our network maintenance service operations of our contractor in Rio de Janeiro in October 2015, our network maintenance service operations of our contractor in the South region of Brazil in May 2016 and our network maintenance service operations of our contractor in the North and Northeast regions of Brazil in June 2016. As a result, 75% of the members of our technical field staff are our employees and are directly managed by our company compared to 20% prior to the absorption of these operations. We have revised the focus of our network maintenance service operations to concentrate on preventive network maintenance the reduce the number of repairs, in turn reducing the volume of network interventions and increasing field force productivity, thus freeing capacity to increase our focus on preventive maintenance. This virtuous cycle improves field operations efficiency and reduces costs in terms of both the number of technicians and the volume of materials applied.

As a result, our network maintenance services expense has declined to R$550 million during the six-month period ended June 30, 2018 from R$621 million during the corresponding period in 2017, and to R$1,252 million during 2017 from R$1,540 million during 2016 and R$1,902 million during 2015, the effects of which have been partially offset by increased personnel expenses relating to these services. In addition to reducing costs, we believe that this initiative has been principally responsible for (1) a reduction of the number of repairs by 15.9% during the six-month period ended June 30, 2018 compared to the corresponding period in 2017, and by 12.5% during 2017 and 6.9% during 2016, and (2) an increase in productivity of our field staff (as measured by the number of field activities carried out divided by the total number of technicians involved) by 5.6% during the six-month period ended June 30, 2018 compared to the corresponding period in 2017, and by 16.5% during 2017 and 6.3% during 2016. Finally, we believe that this initiative has been principally responsible for (1) the reduction in the average time for installation of new service by 23.5% during the six-month period ended June 30, 2018 compared to the corresponding period in 2017, and by 30.4% during 2017 and 30.0% during 2016, (2) the reduction in the average waiting time for resolution of a customer service issue by 5.0% during the six-month period ended June 30, 2018 compared to the corresponding period in 2017, and by 25.8% during 2017 and 20.1% during 2016, and (3) a reduction of complaints to ANATEL by 23.0% during 2017 and 10.0% during 2016.

During 2016, we implemented a new customer care quality model in which, among other things, we allocated service call traffic among our call center service providers based on proven service quality. We believe that this traffic allocation model has stimulated better quality in the provision of these services while permitting us to reduce call center costs and achieve higher levels of customer satisfaction. The implementation of this allocation model resulted in a 30.8% and 8.9% decline in call center costs during the six-month period ended June 30, 2018 and the year ended December 31, 2017, respectively, and we believe that this allocation model was principally responsible for a 17.7% and 22.8% decline in the volume of repeated calls during the six-month period ended June 30, 2018 and the year ended December 31, 2017, respectively.

Effects of Adjustments to Our Interconnection Rates

Telecommunications services rates are subject to comprehensive regulation by ANATEL. In particular, interconnection rates for fixed-line and mobile services in the Brazilian telecommunications industry have been subject to comprehensive reductions in recent years.

In July 2014, ANATEL approved rules under which interconnection rates charged by our company for the use of our fixed-line and mobile networks would be reduced over a period of years until they were set at rates based on a long-run incremental cost methodology. For example, in February 2016, the rates we charged to terminate calls on our mobile networks (MTR (VU-M) interconnection tariffs) in Regions I, II and III were set at R$0.09317 per minute, R$0.10308 per minute and R$0.11218 per minute, respectively, and in each of February 2017 and 2018, our MTR (VU-M) reference rates in Regions I, II and III declined by 47.1%, 47.7% and 39.2%, respectively, and they will decline by the same percentages in February 2019. In addition, in February 2016, our TU-RL rate in each of Region I and II was R$0.01146 per minute, our TU-RIU1 rates in Regions I and II were R$0.06124 per minute and R$0.04946 per minute, respectively, and our TU-RIU2 rates in Regions I and II were R$0.06621 per minute and R$0.05524 per minute, respectively, and in each of February 2017 and 2018, our TU-RL rates in Regions I and II declined by 20.9% and 22.8%, respectively, our TU-RIU1 rates in Regions I and II declined by 52.8% and 45.1%, respectively, and our TU-RIU2 rates declined by 57.3% and 49.9%, respectively, and we expect that these rates will decline by the same percentages in 2019.

These rate reductions have been a primary reason for the decline in our mobile interconnection revenue to R$250 million during the six-month period ended June 30, 2018 from R$242 million during the corresponding period in 2017, and to R$500 million during 2017, from R$627 million during 2016 and R$889 million during 2015, and the decline in our fixed-line interconnection revenue to R$29 million during the six-month period ended June 30, 2018 from R$35 million during the corresponding period in 2017, and to R$71 million during 2017, from R$113 million during 2016 and R$316 million during 2015. However, these rate reductions have also led to a substantial reduction of our interconnection costs, which have declined to R$349 million during the six-month period ended June 30, 2018 from R$405 million during the corresponding period in 2017, and to R$778 million during 2017, from R$1,173 million during 2016 and R$1,809 million during 2015.

As a result of the substantial reductions in our interconnection costs, and in keeping with our strategy of simplifying our portfolios to enhance our customers’ experience, since 2015 we have been offering fixed-line and mobile plans that allow all-net calls for a flat fee.

Effects of Claims by ANATEL that Our Company Has Not Fully Complied with Our Quality of Service and Other Obligations

As a fixed-line service provider, we must comply with the provisions of the General Plan on Quality Goals. As a public regime service provider, we must comply with the network expansion and modernization obligations under the General Plan of Universal Service Goals and our concession agreements. Our personal mobile services authorizations set forth certain network expansion obligations and targets and impose obligations on us to meet quality of service standards. In addition, we must comply with regulations of general applicability promulgated by ANATEL, which generally relate to quality of service measures.

If we fail to meet quality goals established by ANATEL under the General Plan on Quality Goals, fail to meet the network expansion and modernization targets established by ANATEL under the General Plan of Universal Service Goals and our concession agreements, fail to comply with our obligations under our personal mobile services authorizations or fail to comply with our obligations under other ANATEL regulations, we may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of our concessions and authorizations.

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan of Universal Service Goals.

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As a result of the commencement of the RJ Proceedings, our contingencies related to claims of ANATEL were reclassified liabilities subject to compromise and were measure as required by ASC 852. As of December 31, 2017 our prepetition liabilities subject to compromise included R$9,334 million related with claims of ANATEL. For more information regarding these civil contingencies, see note 28 to our audited consolidated financial statements included in this prospectus.

During the six-months ended June 30, 2018, we recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$928 million.

By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, the claim for these contingent obligations has been novated and discharged under Brazilian law and ANATEL is entitled only to receive the recovery set forth in the RJ Plan as its recovery for these contingent claims in accordance with the terms and conditions of the RJ Plan. In calculating the recovery of ANATEL under its liquidated claims that were outstanding as of June 20, 2016, the amounts of all accrued interest included in these claims has been reduced by 50% and the amounts of all late charges included in these claims has been reduced by 25%. The remaining amount of these claims will be settled in 240 monthly installments, beginning on June 30, 2018, in the amount of 0.160% of the outstanding claims for the first 60 monthly installments, 0.330% of the outstanding claims for the next 60 monthly installments, 0.500% of the outstanding claims for the next 60 monthly installments, 0.660% of the outstanding claims for the next 59 monthly installments, and the remainder at maturity on June 30, 2038. Beginning on July 31, 2018, the amounts of each monthly installment will be adjusted by the SELIC variation. Payments of monthly installments will be made through the application of judicial deposits related to these claims until the balance of these judicial deposits has been exhausted and thereafter will be payable in cash in reais.

We have reclassified R$8,406 million of civil contingencies related to claims of ANATEL that were classified as liabilities subject to compromise of as of December 31, 2017 as trade payables owing to ANATEL-AGU of R$1,810 million on our balance sheet and we recorded reorganization items in our statement of operations of (1) R$4,873 million as a result of the adjustment to present value of our trade payables owing to ANATEL-AGU, (2) R1,654 million as a gain on restructuring as a result of the RJ Proceedings, and (3) financial charges on our statement of operations of R$69 million.

Non-liquidated claims of ANATEL outstanding as of June 20, 2016 have been novated and ANATEL will be entitled to a recovery with respect to those clams similar to the Default Recovery described in “—Loans and Financing—Fixed-Rate Notes—Default Recovery.”

In the event that a legal rule is adopted in Brazil that regulates an alternative manner for the settlement of the claims of ANATEL outstanding as of June 20, 2016, the RJ Debtors may adopt the new regime, observing the terms and conditions set forth in Oi’s bylaws.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2017 and 2016, our loans and financing classified as liabilities subject to compromise was R$16,977 million. The level of our indebtedness was a significant factor in our decision to file a request for judicial reorganization in Brazil in June 2016.

Borrowing and financing costs of our continuing operations consist of interest on borrowings payable to third parties, inflation and exchange losses on third-party borrowings and gains and losses on derivative financial instruments as set forth in note 6 to our audited consolidated financial statements included in this prospectus. During 2016 and 2015, we recorded borrowing and financing costs of R$1,171 million and R$4,905 million, respectively.

As a result of the commencement of the RJ Proceedings, we ceased recording borrowing and financing costs of our continuing operations with respect to our loans and financings. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, these loans and loans and financings have been novated and discharged under Brazilian law and creditors under these loans and financings are entitled only to receive the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan.

We have reclassified R$16,185 million of loans and financings that were classified as liabilities subject to compromise of as of December 31, 2017 as current and non-current loans and financing of R$9,038 million on our balance sheet, and we have recorded (1) reorganization items of R$9,096 million as a result of the adjustment to fair value of some of our loans and financings, (2) financial charges on our statement of operations of R$1,164 million.

Our obligations under the Restructured Export Credit Agreements accrue interest at fixed-rates in U.S. dollars. Our obligations under our restructured debentures and restructured Brazilian credit agreements and CRIs (as described under “—Indebtedness—Long-Term Indebtedness”) accrue interest based on the CDI rate. Our obligations under our restructured credit agreements with BNDES accrue interest based on the TJLP rate. As a result of the confirmation of the RJ Plan, we recorded interest expenses and foreign exchange gains and losses on our restructured loans and financing as part of our financial expenses, net in the aggregate amount of R1,164 million during the six-month period ended June 30, 2018.

As a result of the issuance of New Notes and New Shares and the distribution of Common Shares held by PTIF as part of the Qualified Recovery and the delivery of the participation interests in the Non-Qualified Credit Agreement as the Non-Qualified Recovery in July 2018, we have reclassified R$4,529 million of our liabilities subject to compromise as loans and financing and R$11,624 million as shareholders’ equity on our balance sheet as of the date of the issuance and distribution, and have reclassified R$11,110 million as reorganization items – gains on restructuring and R$4,890 million as reorganization items – adjustment to fair value – loans and financing on our statement of operations as of the date of the issuance and distribution.

In addition, the RJ Plan permits us to seek to raise up to R$2.5 billion in the capital markets and seek to borrow up to R$2 billion under new export credit facilities, as described under “—Liquidity and Capital Resources.” This debt may accrue interest at floating rates in foreign currencies. Accordingly, we may incur interest expenses and foreign exchange gains and losses in connection with this new debt. Increases in interest rates will increase our interest expenses and debt service obligations with respect to this indebtedness.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

Substantially all of our cost of services and operating expenses in Brazil are incurred in reais. As a result, the appreciation or depreciation of the real against the U.S. dollar does not have a material effect on our operating margins. However, the costs of a substantial portion of the network equipment that we purchase for our capital expenditure projects are denominated in U.S. dollars or are U.S. dollar-linked. This network equipment is recorded on our balance sheet at its cost in reais based on the applicable exchange rate on the date the transfer of ownership, risks and rewards related to the purchased equipment occurs. As a result, depreciation of the real against the U.S. dollar results in this network equipment being more costly in reais and leads to increased depreciation expenses. Conversely, appreciation of the real against the U.S. dollar results in this network equipment being less costly in reais and leads to reduced depreciation expenses.

As of December 31, 2017 and 2016, our loans and financing classified as liabilities subject to compromise denominated in euros and U.S. dollars and represented 39.9% and 34.6%, respectively, of our loans and financing classified as liabilities subject to compromise. As a result of the commencement of the RJ Proceedings, we ceased recording exchange rate gains and losses with respect to these loans and financings. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, these loans and loans and financings have been novated and discharged under Brazilian law and creditors under these loans and financings are entitled only to receive the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan.

As a result of the confirmation of the RJ Plan, our obligations under the Restructured Export Credit Agreements are denominated in U.S. dollars and will accrue interest at fixed-rates in U.S. dollars.

As a result, when the real appreciates against the U.S. dollar:

•	the interest costs on our indebtedness denominated in U.S. dollars will decline in reais, which will positively affect our results of operations in reais;

•	the amount of our indebtedness denominated in U.S. dollars will decline in reais, and our total liabilities and debt service obligations in reais will decline; and

•	our financial expense, net will decline as a result of foreign exchange gains that we record.

A depreciation of the real against the U.S. dollar will have the converse effects.

Effects of Inflation

After several years of relatively modest inflation in Brazil, inflation rates increased substantially during 2015 to annual rates of 10.7% as measured by the IGP-DI and the IBGE. Inflation rates subsided during 2016 and 2017 and the six-month period ended June 30, 2018, reaching 7.2%, (0.4)% and 7.8% (on an annualized basis), respectively, as measured by the IGP-DI, and 6.3%, 3.0% and 4.4%(on an annualized basis), respectively as measured by the IBGE. Because substantially all of our cost of services and operating expenses are incurred in reais in Brazil, an increase in inflation has the effect of increasing our operating expenses and reducing our margins. Although we have taken significant measures to control and reduce operating expenses during the six-month period ended June 30, 2018 and he years ended December 31, 2017 and 2016, the benefits of these measures were reduced during 2016 as a result of the countervailing impact of Brazilian inflation. Although our regulated rates are subject to annual adjustment based on the rate of inflation as measured by the IST, the majority of our revenue is generated from services delivered at rates that are not regulated or that are provided at a discount to the regulated rates as a result of competitive pressures in the market. As a result, we may not be able to pass our increased operating costs and expenses resulting from inflationary pressures through to our customers as incurred in the form of higher tariffs for our services.

A significant portion of our real-denominated loans and financings classified as liabilities subject to compromise bore contractual interest at the TJLP or the CDI rate, which are partially adjusted for inflation, and the ICPA rate, an inflation index. As a result of the commencement of the RJ Proceedings, we ceased recording interest expenses on these loans and financings. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, these loans and financings have been novated and discharged under Brazilian law and creditors under these loans and financings are entitled only to receive the recoveries set forth in the RJ Plan.

As a result of the confirmation of the RJ Plan, our obligations under our restructured debentures and restructured Brazilian credit agreements and CRIs (as described under “—Indebtedness—Long-Term Indebtedness”) have accrued interest based on the CDI rate since the Brazilian Confirmation Date. As a result, inflation will increase our interest expenses and debt service obligations with respect to these recoveries.

Seasonality

Our primary business operations do not have material seasonal operations, other than our sales of handsets and accessories in our Personal Mobility business which tends to increase during the fourth quarter of each year as compared to the other three fiscal quarters related to significant increases of volume during the year-end holiday shopping season.

Recent Developments

Issuance of Debentures

Under the RJ Plan, the holders of beneficial interests in Oi’s 8th issuance of debenture and 10th issuance of debentures, and Telemar’s 2nd issuance of debentures were entitled to receive debentures denominated in reais in an aggregate principal amount equal to the principal of their recognized claims as the recovery with respect to their beneficial interests in the novated debentures. In July 2018, Oi issued its 12th issuance of simple, unsecured, non-convertible debentures and Telemar issued its 6th issuance, simple, unsecured, non-convertible debentures documenting the terms and conditions applicable to these obligations.

Delivery of Restructured Export Credit Agreements

Under the RJ Plan, the lenders under our export credit facility agreements are entitled to receive payment of the amount of their recognized claims under the terms and conditions set forth in the RJ Plan as the recovery with respect to their beneficial interests in the novated export credit agreements. In July 2018, we and each of the lenders under the novated export credit agreements entered into the Restructured Credit Agreements described under “—Indebtedness—Long-Term Indebtedness” documenting the terms and conditions applicable to these obligations.

Settlement of Defaulted Bonds

Under the RJ Plan, each Bondholder was entitled to receive the Qualified Recovery, the Non-Qualified Recovery or the Default Recovery in respect of the claims evidenced by the bonds such Bondholder beneficially held.

Under the RJ Plan, Qualified Bondholders were entitled to elect to receive the Qualified Recovery or the Default Recovery as the recovery with respect to their beneficial interests in the Defaulted Bonds. In July 2018, we issued New Notes in an aggregate principal amount of US$1,654 million to the Qualified Holders who validly elected the Qualified Recovery and surrendered their beneficial ownership in the Defaulted Bonds. In addition, as part of the Qualified Recovery to which Qualified Holders who validly surrendered their beneficial ownership in the Defaulted Bonds were entitled, (1) we issued 302,846,268 new Common ADSs (representing 1,514,231,340 newly issued Common Shares), (2) we distributed 23,250,281 Common ADSs previously held by PTIF (representing 116,251,405 Common Shares), and (3) we issued 23,295,054 ADWs representing the right to subscribe for 23,295,054 newly issued Common ADSs (representing 116,475,270 Common Shares).

Under the RJ Plan, Non-Qualified Bondholders were entitled to elect to receive participation interests in the Non-Qualified Credit Agreement or the Default Recovery as the recovery with respect to their beneficial interests in the Defaulted Bonds. In July 2018, we entered into the Non-Qualified Credit Agreement described under “—Prepetition Liabilities Subject to Compromise Indebtedness—Loans and Financing” in the principal amount of US$80 million and delivered participation interests to the Non-Qualified Holders who validly elected the Non-Qualified Recovery and surrendered their beneficial ownership in the Defaulted Bonds.

As a result of the issuance of New Notes and New Shares and the distribution of Common Shares held by PTIF as part of the Qualified Recovery and the delivery of the participation interests in the Non-Qualified Credit Agreement as the Non-Qualified Recovery in July 2018, we have reclassified R$4,529 million of our liabilities subject to compromise as loans and financing and R$11,624 million as shareholders’ equity on our balance sheet as of the date of the issuance and distribution, and have reclassified R$11,110 million as reorganization items – gains on restructuring and R$4,890 million as reorganization items – adjustment to fair value – loans and financing on our statement of operations as of the date of the issuance and distribution

Agreement for Network Equipment and Services

On July 24, 2018, we entered into an agreement with Huawei, under which we have agreed, within 90 days from the date of the agreement, to enter into contracts to acquire equipment and services from Huawei to support the modernization of our network technologies. We expect that the projects supported by this agreement will result in the expansion of our mobile telephone coverage and our fiber optic broadband capacity. These projects are designed to modernize and consolidate our mobile network technologies, permitting our gradual use of our 2G and 3G frequencies to provide 4.5G services in all municipalities currently served by our mobile network and prepare our network for the implementation of 5G technology and Internet of Things (IoT) solutions. Under this agreement, we expect to acquire equipment and services from Huawei over the next five years.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with US GAAP. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Six-Month Period Ended June 30, 2018 Compared with Six-Month Period Ended June 30, 2017

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the six-month periods ended June 30, 2018 and 2017.

	Six-Month Period ended June 30,
	2018	2017	% Change
	(in millions of reais, except percentages)
Net operating revenue	R$11,214	R$11,998	(6.5)
Cost of sales and services	(7,839)	(7,793)	0.6

Gross profit	3,374	4,206	(19.8)
Operating income (expenses)
Selling expenses	(2,338)	(2,119)	10.3
General and administrative expenses	(1,290)	(1,575)	(18.1)
Other operating income (expenses), net	426	101	323.1
Reorganization items, net Other operating income (expenses), net	16,309	(275)	n.m.

Operating income (loss) before financial expenses, net, and taxes	16,481	337	n.m.
Financial expenses, net	(448)	(1,353)	(66.9)

Income (loss) before taxes	16,033	(1,016)	n.m.
Income tax and social contribution	(25)	262	n.m.

Net profit (loss)	R$16,008	R$(755)	n.m.

n.m. Not meaningful.

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the six-month periods ended June 30, 2018 and 2017.

	Six-Month Period ended June 30,
	2018	2017	% Change
	(in millions of reais, except percentages)
Telecommunications in Brazil Segment:
Residential	R$4,315	R$4,581	(5.8)
Personal mobility	3,608	3,819	(5.5)
B2B	3,072	3,331	(7.8)
Other services	116	127	(8.8)

	11,112	11,858	(6.3)
Other operations (1)	102	141	(27.7)

Net operating revenue	R$11,214	R$11,998	(6.5)

(1)	Other operations includes the net operating revenue of Africatel.

Net operating revenue of our Telecommunications in Brazil segment declined by 6.3% during the six-month period ended June 30, 2018, principally due to a 5.8% decline in net operating revenue from residential services, a 7.8%& decline in net operating revenue from B2B services, and a 5.5% decline in net operating revenue from personal mobility services.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 38.5% of our net operating revenue during the six-month period ended June 30, 2018. Residential customer services include fixed telephony services, including voice services, data communication services (broadband), and Pay-TV. Net operating revenue from residential services declined by 5.8%, primarily due to (1) the 5.3% decline in the average number of residential revenue generating units, or RGUs; (2) the decline in voice traffic, and (3) the reduction in TU-RL and TU-RIU fixed line interconnection tariffs and VC fixed-to-mobile tariffs in February 2017 and February 2018. These effects were partially offset by the 2.6% increase in the average monthly net residential revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) to R$79.4 during the six-month period ended June 30, 2018 from R$76.5 during the corresponding period of 2017, primarily due to an increase in broadband and Pay-TV revenues.

Net Operating Revenue from Residential Fixed-Line Services. Net operating revenue from residential fixed-line services declined by 13.9%, primarily due to a 8.7% decline in the average number of residential fixed lines in service to 8.8 million during the six-month period ended June 30, 2018 from 9.7 million during the corresponding period of 2017, as a result of (1) the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services and the corresponding reduction in voice service traffic, and (2) the impact of two rate increases during 2017. The effects of these factors were partially offset by the migration of our fixed-line customer base to convergent service offerings, such as Oi Total, and other plans offering unlimited minutes of usage, which generate greater revenue per user.

Net Operating Revenue from Broadband Services. Net operating revenue from residential broadband services declined by 4.1%, primarily as a result of a 2.0% decrease in the average net operating revenue per subscriber, primarily as a result of the migration of our broadband base to service offerings with higher speed, which generate greater revenue per user. The effects of this migration were partially offset by a 3.3% decline in the average number of our residential ADSL subscribers. As of June 30, 2018, our ADSL subscribers represented 57.2% of our total residential fixed lines in service and subscribed to plans with an average speed of 8.9 Mbps as compared to 54.0% of our total residential fixed lines in service at an average speed of 7.5 Mbps as of June 30, 2017.

Net Operating Revenue from Pay-TV Services. Net operating revenue from residential Pay-TV services increased by 19.2%, primarily as a result of a 10.6% increase in the average number of our residential Pay-TV subscribers increased to 1.5 million during the six-month period ended June 30, 2018 from 1.4 million during the corresponding period of 2017, and a 5.8% increase in the average net operating revenue per subscriber, principally as a result of the shift in the our sales mix towards more comprehensive packages of channels. As of June 30, 2018, our Pay-TV subscribers represented 17.5% of our total residential fixed lines in service as compared to 14.5% of our total residential fixed lines in service as of June 30, 2017.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from personal mobility services represented 32.3% of our net operating revenue during the six-month period ended June 30, 2018. Personal mobility services include sales of mobile telephony services to post-paid and pre-paid customers that include voice services and data communication services. Net operating revenue from personal mobility services declined by 5.5%, primarily due to a 5.4% decline in revenue from mobile telephony services and a 26.6% decline in revenue from the sale of handsets, SIM cards and other accessories.

Net Operating Revenue from Mobile Telephony Services. Net operating revenue from mobile telephony services declined by 5.4%, primarily due to a 10.7% decline in the number of mobile customers that subscribe to our prepaid plans to 29.4 million during the six-month period ended June 30, 2018 from 33.0 million during the corresponding period of 2017, principally as a result of (1) Brazil’s high unemployment rate as our sales net additions of prepaid subscribers once it is closely correlated to movements in the unemployment rate, (2) the migration of prepaid customers in Brazil to the use of a single SIM card as operators have increased the offer of “all-net” plans following the successive reductions of the MTR (VU-M) interconnection tariffs, and (3) our strict disconnection policy for inactive customers, which is designed to reduce fee payments that we must make for each active account.

The effects of these declines were partially offset by (1) a 2.8% increase in the number of mobile customers that subscribe to our postpaid plans to 7.0 million during the six-month period ended June 30, 2018 from 6.8 million during the corresponding period of 2017, and (2) 2,5% increase in average monthly net revenue per user, primarily as a result of an improvement in the profile of our customer base. During the six-month period ended June 30, 2018, data revenue represented 60.9% of net operating revenue from mobile telephony services as compared to 51.9% during the corresponding period of 2017.

Net Operating Revenue from Interconnection to Our Mobile Network. Mobile interconnection revenue increased by 3.4% the six-month period ended June 30, 2018, primarily as a result of an increase in interconnection traffic, the effects of which were partially offset by the reduction in MTR (VU-M) interconnection tariffs in February 2017 and February 2018.

Net Operating Revenue from Sales of Handsets, SIM Cards and Other Accessories. Revenue from handsets, SIM cards and other accessories declined by 26.6% the six-month period ended June 30, 2018, primarily as a result of the reduction in sales volume of handsets due to the company’s policy of not subsidizing the sale of this product.

Net Operating Revenue from B2B Services

Net operating revenue from B2B services represented 27.4% of our net operating revenue during the six-month period ended June 30, 2018. B2B services include corporate solutions offered to our small, medium-sized, large corporate customers, including voice services and corporate data solutions, and wholesale customers. Net operating revenue from B2B services declined by 7.8%, primarily as a result of (1) lower voice traffic, following the natural market trend, (2) the reduction in MTR (VU-M) interconnection tariffs and VC fixed-to-mobile tariffs in February 2017 and February 2018, (3) the slowdown in Brazilian economic activity, with has led to efforts by corporate and government customers to reduce costs, including telecommunications services costs, and has led to the downsizing or closing of many of our SME customers, and (4) market perceptions of our company during our RJ Proceedings which has made it difficult for us to enter into new agreements with corporate customers.

The total number of B2B customers remained stable at 6.5 million during the six-month period ended June 30, 2018 compared to the corresponding period of 2017, as the 6.9% increase in B2B mobile customers offset the 3.1% decline in B2B fixed-line customers.

Operating Expenses

Under the Brazilian Corporate Law, we are required to segregate cost of sales and services from operating expenses in the preparation of our income statement. However, in evaluating and managing our business, we prepare reports in which we review the elements included in cost of sales and services and operating expenses classified by nature, as presented in note 5 to each of our audited consolidated financial statements included in this prospectus and our unaudited interim consolidated financial statements included in this prospectus. We believe that this classification improves our ability to understand results and trends in our business and that financial analysts and other investors who review our performance rely on this classification in performing their own analysis. Therefore, we have presented the discussions of our operating expenses based on the classification of operating expenses presented in note 5 to each of our audited consolidated financial statements included in this prospectus and our unaudited interim consolidated financial statements included in this prospectus.

The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the six-month periods ended June 30, 2018 and 2017.

	Six-Month Period ended June 30,
	2018		2017		% Change
	(in millions of reais, except percentages)
Third-party services	R$	2,892	R$	3,144	(8.0)
Depreciation and amortization		2,928		2,853	2.6
Rental and insurance		2,084		2,127	(2.0)
Personnel		1,209		1,272	(4.9)
Network maintenance services		550		621	(11.5)
Interconnection		349		405	(14.0)
Provision for contingencies		56		23	(342.5)
Allowance for doubtful accounts		781		346	125.8
Advertising and publicity		164		170	(3.2)
Handsets and other costs		77		113	(31.5)
Impairment losses		(0)		0	n.m
Taxes and other expenses		108		152	(29.2)
Other operating income (expenses), net		(156)		205	n.m

Total cost of sales and services	R$	11,042	R$	11,386	(3.0)

n.m.	Not meaningful.

Operating expenses declined by 3.0% during the six-month period ended June 30, 2018, principally due to (1) our recording other operating income, net of R$156 million in during the six-month period ended June 30, 2018 compared other operating expenses, net of R$205 million during the corresponding period of 2017, and (2) an 8.0%, or R$252 million, decline in third-party service costs. The effects of these factors was partially offset by (1) a 125.8%, or R$435 million, increase in allowance for doubtful accounts, (2) our recording provisions for contingencies of R$56 million in during the six-month period ended June 30, 2018 compared to a reversal of provisions for contingencies of R$23 million during the corresponding period of 2017, and (3) an 2.6%, or R$75 million, increase in depreciation and amortization expenses.

Third-Party Services

Third-party service costs declined by 8.3% during the six-month period ended June 30, 2018, primarily as a result of lower call center expenses as a result of our adoption of our new customer care model, and lower selling, IT, consulting and collection services expenses.

Depreciation and Amortization

Depreciation and amortization costs increased by 2.6% during the six-month period ended June 30, 2018, primarily as a result of the growth of our data and mobile network due to our strategy of modernization of the core network focusing on transmission and transport infrastructure, which has increased the amount of depreciable property, plant and equipment and amortizable license.

Rental and Insurance

Rental and insurance costs declined by 2.0% during the six-month period ended June 30, 2018, primarily as a result of our negotiation of lower prices in contracts for rights-of-way and pole rentals, the effects of which were partially offset by increases in tower and equipment leasing costs.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) declined by 4.9% during the six-month period ended June 30, 2018, primarily as a result of initiatives that that we have implemented to promote greater efficiency and productivity as well as stricter cost controls related in personnel expenses.

Network Maintenance Services

Network maintenance services costs declined by 11.5% during the six-month period ended June 30, 2018, primarily as a result of a lower number of maintenance incidents as a result of our initiatives focused on preventive actions and productivity improvements, which have been increasing the efficiency of field operations, as well as efficiency gains arising from the digitalization of processes and customer service.

Interconnection

Interconnection costs declined by 14.0% during the six-month period ended June 30, 2018, primarily as a result of the declines in MTR (VU-M) interconnection tariffs and the TU-RL and TU-RIU interconnection tariffs that were implemented in February 2018 and February 2017.

Provision for Contingencies

Provision for contingencies was R$56 million in during the six-month period ended June 30, 2018. We recorded a reversal of provision for contingencies of R$23 million during the corresponding period of 2017.

Allowance for Doubtful Accounts

Allowance for doubtful accounts increased by 125.8% during the six-month period ended June 30, 2018, primarily as a result of our revision of the assumptions that we use in determining our provision for bad debt. During the six-month period ended June 30, 2018, allowance for doubtful accounts represented 7.0% of our net operating revenue compared to 2.9% during the corresponding period of 2017.

Advertising and Publicity

Advertising and publicity expenses declined by 3.2% during the six-month period ended June 30, 2018, primarily as a result of a decline in the volume of our advertising campaigns.

Handsets and Other Costs

Handsets and other costs declined by 31.5% during the six-month period ended June 30, 2018, primarily due to the lower volume of handset sales.

Taxes and Other Expenses

Taxes and other expenses declined by 29.2% during the six-month period ended June 30, 2018, primarily due to a decrease in other tax expenses, due to a decrease in other revenues in which other taxes are associated and a decrease in expenses for fines.

Other Operating Income (Expenses), Net

Other operating income, net was R$156 million in during the six-month period ended June 30, 2018, primarily as a result of non-recurring gains from reversal of provisions.

Other operating expenses, net was R$205 million in during the six-month period ended June 30, 2017, primarily as a result of the effects of non-recurring expenses related to unrecoverable tax, write-off of other assets and other expenses due to reconcile accounting balances as part of the RJ Proceedings.

Reorganization Items, Net

Reorganization items, net was a gain of R$16,309 million during the six-month period ended June 30, 2018, primarily consisting of:

•	a R$9,096 million adjustment to fair value of loans and financings;

•	a R$4,873 million adjustment to present value of our trade payables owing to ANATEL-AGU;

•	a R$1,827 million gain on restructuring as a result of the RJ Proceedings; and

•	a R$832 million adjustment to present value of our other trade payables.

Reorganization items, net was an expense of R$275 million during the six-month period ended June 30, 2017, primarily consisting of (1) inflation adjustment of contingencies of R$342 million, (2) other provisions for contingencies of R$226 million as a result of adjustments to record the difference between the allowed claim amounts for contingent liabilities compared to their carrying amounts prior to the commencement of the RJ Proceedings on June 20, 2016, and (3) fees and expenses of professional advisors who are assisting us with the RJ Proceedings of R$122 million, the effects of which were partially offset by income from short-term investments of R$415 million.

Operating Income (Loss) before Financial Expenses, Net, and Taxes

As a result of the foregoing, the operating income before financial expenses, net, and taxes of our Telecommunications in Brazil segment increased to R$16,504 million during the six-month period ended June 30, 2018 from R$333 million during the corresponding period of 2017. As a percentage of net operating revenue, the operating income before financial expenses, net, and taxes of our Telecommunications in Brazil segment increased to 148.5% during the six-month period ended June 30, 2018 from 2.8% during the corresponding period of 2017.

Operating expenses of our other operations declined by 9.1% to R$124 million during the six-month period ended June 30, 2018 from R$137 million during the corresponding period of 2017, principally as a result of our disposition of our interest in Mobile Telecommunications Limited, a telecommunications operator in Namibia, or MTC, in January 2017. The operating loss before financial expenses, net, and taxes of our other operations was R$23 million during the six-month period ended June 30, 2018 compared to operating income before financial expenses, net, and taxes of R$4 million during the corresponding period of 2017. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our other operations was 22.2% during the six-month period ended June 30, 2018 compared to 2.9% of operating income before financial expenses, net, and taxes during the corresponding period of 2017.

Our consolidated operating income before financial expenses, net, and taxes increased to was R$16,481 million during the six-month period ended June 30, 2018 from R$337 million during the corresponding period of 2017. As a percentage of net operating revenue, operating income before financial expenses, net, and taxes increased to 147.0% during the six-month period ended June 30, 2018 from 2.8% during the corresponding period of 2017.

Financial Expenses, Net

Financial Income

Financial income increased by 23.9% to R$1,184 million during the six-month period ended June 30, 2018 from R$955 million during the corresponding period of 2017, primarily due to a 40.2% increase in interest on other assets to R$697 million during the six-month period ended June 30, 2018 from R$497 million during the corresponding period of 2017, principally as a result of an increase in interest on judicial deposits and monetary variation on others assets.

Financial Expenses

Financial expenses declined by 29.3% to R$1,632 million during the six-month period ended June 30, 2018 from R$2,309 million during the corresponding period of 2017, primarily as a result of a 79.7% decline in other charges to R$467 million during the six-month period ended June 30, 2018 from R$2,309 million during the corresponding period of 2017, the effects of which were partially offset by our incurrence of R$1,164 million of borrowing and finance costs during the six-month period ended June 30, 2018 as a result of the settlement of many of the claims in our RJ Proceedings related to our debt instruments compared to no borrowing and finance costs during the corresponding period of 2017 due to the elimination of our borrowing and financing costs as a result of the commencement of the RJ Proceedings in June 2016.

Borrowing and finance costs during the six-month period ended June 30, 2018 consisted of (1) inflation and exchange losses on third-party borrowings of R$883 million, and (2) interest on borrowings payable to third parties of R$281 million, primarily as a result of our recording R$9,038 million of current and non-current loans and financings on our balance sheet as of the Brazilian Confirmation Date that had been classified as liabilities subject to compromise as of December 31, 2017 and the 19.2% depreciation of the real against the U.S. dollar during the period between the Brazilian Confirmation Date and June 30, 2018.

Other charges declined primarily as a result of (1) our recording a gain on available-for-sale financial assets of R$520 million during the six-month period ended June 30, 2018, primarily as a result of the (1) R$710 million exchange gain rate due to 16.6% of the appreciation of the U.S. dollar against the real during the six-month period ended June 30, 2018 and (2) R$191 million related loss recorded based on our revision of the fair value of the cash investment in Unitel, compared to a loss on available-for-sale financial assets of R$721 million during the corresponding period of 2017, primarily as a result of the loss recorded based on our revision of the recoverable amount of dividends receivable from Unitel, the fair value of the cash investment in Unitel and exchange losses rate related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real during the six-month period ended June 30, 2017, and (2) a 65.4% decline in interest on other liabilities to R$379 million during the six-month period ended June 30, 2018 from R$1,095 million during the corresponding period of 2017, principally due to the commencement of our participation in the Tax Recovery Program (REFIS) in May 2017. The effects of these factors was partially offset by a 136.7% increase in tax on financial transactions and bank fees to R$616 million during the six-month period ended June 30, 2018 from R$260 million during the corresponding period of 2017.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of the six-month periods ended June 30, 2018 and 2017. We recorded an income tax and social contribution expense of R$25 million during the six-month period ended June 30, 2018 and an income tax and social contribution benefit of R$261 million during the corresponding period of 2017. The effective tax rate applicable to our income before taxes was 0.2% during the six-month period ended June 30, 2018 and the effective tax rate applicable to our loss before taxes was 25.7% during the corresponding period of 2017. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Six-Month Period ended June 30,
	2018	2017
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of permanent exclusions	(91.7)	15.0
Valuation allowance	41.3	10.4
Tax effects of differentiated tax rates	14.2	—
Tax effects of permanent additions and non-deductible expenses	2.4	(35.7)
Tax incentives	0.0	1.9
Other	0.0	0.0
Effective rate	0.2%	25.7%

The effective tax rate applicable to our income before taxes was 0.2% during the six-month period ended June 30, 2018, primarily as a result of the tax effects of permanent exclusions, primarily as a result of the effects of the novation of our debt obligations due to the confirmation of the RJ Plan, which reduced our effective tax rate by 91.7%, the effects of which were partially offset by (1) the tax effects of valuation allowance, which resulted in an decrease in our tax assets by R$6,618 million, that were recognized for the companies that as at June 30, 2018, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which increased our effective tax rate by 41,3%, (2) the tax effects of differentiated tax rates, which resulted in a difference in the tax rates applicable in Brazil in relation to other countries, which increased our effective tax rate by 14.2%, and (3) the tax effects of permanent additions and non-deductible expenses, which increase our effective tax rate by 2.4%.

The effective tax rate applicable to our loss before taxes was 25.7% during the six-month period ended June 30, 2017, resulting in a tax benefit based on our loss before taxes, primarily as a result of the tax effects of permanent additions, primarily as a result of the effects of non-deductible expenses, which reduced the effective tax rate applicable to our loss before taxes by 35.7% (effectively reducing our tax benefit). The effects of this factor were partially offset by (1) the tax effects of permanent exclusions, which increase our effective tax rate by 15.0%, (2) the tax effects of valuation allowance, primarily as a result a R$106 million increase in our tax assets, which reduced the effective tax rate applicable to our loss before taxes by 10.4% (effectively increasing our tax benefit), and (3) the tax effects of tax incentives, which reduced the effective tax rate applicable to our loss before taxes by 1.9% (effectively increasing our tax benefit).

Net Loss

As a result of the foregoing, we recorded consolidated net income of R$16,008 million during the six-month period ended June 30, 2018 compared to consolidated net loss of R$755 million during the corresponding period of 2017. As a percentage of net operating revenue, our net income was 142.8% during the six-month period ended June 30, 2018 compared to net loss of (6.3) % during the corresponding period of 2017.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016	% Change
	(in millions of reais, except percentages)
Net operating revenue	R$23,790	R$25,996	(8.5)
Cost of sales and services	(15,676)	(16,742)	(6.4)

Gross profit	8,114	9,255	(12.2)
Operating income (expenses)
Selling expenses	(4,400)	(4,383)	0.4
General and administrative expenses	(3,064)	(3,688)	(16.9)
Other operating income (expenses), net	(1,043)	(1,237)	(15.7)
Reorganization items, net	(2,732)	(9,006)	(69.7)

Operating loss before financial expenses, net, and taxes	(2,767)	(9,059)	(69.5)
Financial expenses, net	(1,612)	(4,375)	(63.2)

Loss before taxes	(4,379)	(13,434)	(67.4)
Income tax and social contribution	351	(2,245)	n.m.

Net loss	R$(4,027)	R$(15,680)	(74.3)

n.m. Not meaningful.

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016	% Change
	(in millions of reais, except percentages)
Telecommunications in Brazil Segment:
Residential	R$9,171	R$9,376	(2.2)
Personal mobility	7,645	7,849	(2.6)
B2B	6,486	7,607	(14.7)
Other services	256	332	(23.0)

	23,557	25,164	(6.4)
Other operations (1)	233	833	(72.1)

Net operating revenue	R$23,790	R$25,996	(8.5)

(1)	Other operations includes the net operating revenue of Africatel.

Net operating revenue of our Telecommunications in Brazil segment declined by 6.4% during 2017, principally due to a 14.7% decline in net operating revenue from B2B services, and to a lesser extent, a 2.2% decline in net operating revenue from residential services, and a 2.6% decline in net operating revenue from personal mobility services. In addition, net operating revenue of our other operations declined by 72.1%, principally as a result of our disposition of our interest in MTC in January 2017.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 38.5% of our net operating revenue during 2017. Net operating revenue from residential services declined by 2.2%, primarily due to (1) the 3.3% decline in the average number of residential revenue generating units, or RGUs; (2) the decline in voice traffic, and (3) the reduction in TU-RL and TU-RIU fixed line interconnection tariffs and VC fixed-to-mobile tariffs in February 2017. These effects were partially offset by the 3.9% increase in the average monthly net residential revenue per user to R$79.6 in 2017 from R$76.6 in 2016, primarily due to an increase in broadband and Pay-TV revenues.

Net Operating Revenue from Residential Fixed-Line Services. Net operating revenue from residential fixed-line services declined by 9.5%, primarily due to a 7.2% decline in the average number of residential fixed lines in service to 9.2 million during 2017 from 9.9 million during 2016, as a result of (1) the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services, and (2) the impact of two rate increases during the year. The effects of these factors were partially offset by the migration of our fixed-line customer base to convergent service offerings, such as Oi Total, and other plans offering unlimited minutes of usage, which generate greater revenue per user.

Net Operating Revenue from Broadband Services. Net operating revenue from residential broadband services increased by 0.9%, primarily as a result of a 1.5% increase in the average net operating revenue per subscriber, primarily as a result of the migration of our broadband base to service offerings with higher speed, which generate greater revenue per user. The effects of this migration were partially offset by a 0.6% decline in the average number of our residential ADSL subscribers. As of December 31, 2017, our ADSL subscribers represented 55.8% of our total residential fixed lines in service and subscribed to plans with an average speed of 8.3 Mbps as compared to 52.2% of our total residential fixed lines in service at an average speed of 6.8 Mbps as of December 31, 2016.

Net Operating Revenue from Pay-TV Services. Net operating revenue from residential Pay-TV services increased by 22.9%, primarily as a result of a 16.0% increase in the average number of our residential Pay-TV subscribers increased to 1.5 million during 2017 from 1.3 million during 2016, and a 5.9% increase in the average net operating revenue per subscriber, principally as a result of the shift in the our sales mix towards more comprehensive packages of channels. As of December 31, 2017, our Pay-TV subscribers represented 16.2% of our total residential fixed lines in service as compared to 13.0% of our total residential fixed lines in service as of December 31, 2016.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from personal mobility services represented 32.1% of our net operating revenue during 2017. Net operating revenue from personal mobility services declined by 2.6%, primarily due to (1) a 20.2% decline in mobile interconnection revenue, and (2) a 1.2% decline in revenue from mobile telephony services.

Net Operating Revenue from Mobile Telephony Services. Net operating revenue from mobile telephony services declined by 1.2%, primarily due to:

•

a 9.3% decline in the number of mobile customers that subscribe to our prepaid plans to 29.9 million during 2017 from 33.0 million during 2016, principally as a result of (1) an increase in Brazil’s unemployment rate as our sales net additions of prepaid subscribers is closely correlated to movements in the unemployment rate, (2) the migration of prepaid customers in Brazil to the use of a single SIM card as operators have increased the offer of “all-net” plans following the successive reductions of the MTR (VU-M) interconnection tariffs, and (3) our strict disconnection policy for inactive customers, which is designed to reduce fee payments that we must make for each active account; and

•	a 2.1% decline in the number of mobile customers that subscribe to our postpaid plans to 6.7 million during 2017 from 6.9 million during 2016.

The effects of these declines were partially offset by a 7.5% increase in average monthly net revenue per user, primarily as a result of an improvement in the profile of our customer base. During 2017, data revenue represented 53.9% of net operating revenue from mobile telephony services as compared to 47.2% during 2016.

Net Operating Revenue from Interconnection to Our Mobile Network. Mobile interconnection revenue declined by 20.2% in 2017, primarily as a result of the reduction in MTR (VU-M) interconnection tariffs in February 2017.

Net Operating Revenue from B2B Services

Net operating revenue from B2B services represented 27.3% of our net operating revenue during 2017. Net operating revenue from B2B services declined by 14.7%, primarily as a result of (1) lower voice traffic, following the natural market trend, (2) the reduction in MTR (VU-M) interconnection tariffs and VC fixed-to-mobile tariffs in February 2017, (3) the slowdown in Brazilian economic activity, with has led to efforts by corporate and government customers to reduce costs, including telecommunications services costs, and has led to the downsizing or closing of many of our SME customers, and (4) market perceptions of our company during our RJ proceedings which has made it difficult for us to enter into new agreements with corporate customers.

As a result of these factors, we experienced a 1.6% decline in the total number of B2B customers to 6.5 million during 2017 from 6.6 million during 2016, principally as a result of a 3.2% decline in fixed line customers, partially offset by a 1.1% increase in mobile customers.

Operating Expenses

The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the years ended December 31, 2017 and 2016.

	Year Ended December 31,
	2017	2016	% Change
	(in millions of reais, except percentages)
Third-party services	R$6,221	R$6,399	(2.8)
Depreciation and amortization	5,881	6,311	(6.8)
Rental and insurance	4,163	4,330	(3.9)
Personnel	2,791	2,852	(2.1)
Network maintenance services	1,252	1,540	(18.7)
Interconnection	778	1,173	(33.7)
Contingencies	144	1,056	(86.4)
Allowance for doubtful accounts	692	643	7.5
Advertising and publicity	414	449	(7.9)
Handsets and other costs	223	284	(21.4)
Impairment losses	47	226	(79.4)
Taxes and other expenses	345	559	(38.3)
Other operating income (expenses), net	1,233	227	n.m

Total cost of sales and services	R$24,184	R$26,049	(7.2)

n.m. Not meaningful.

Operating expenses declined by 7.2% in 2017, principally due to:

•	a 86.4%, or R$912 million, decline in contingencies;

•	a 6.8%, or R$429 million, decline in depreciation and amortization costs;

•	a 33.7%, or R$395 million, decline in interconnection costs;

•	a 18.7%, or R$289 million, decline in network maintenance services; and

•	a 38.3%, or R$214 million, decline in taxes and other expenses.

The effects of these factors were partially offset by our incurrence of R$1,233 million in other operating expenses, net during 2017 compared to R$227 million during 2016.

Third-Party Services

Third-party service costs declined by 2.8% in 2017, primarily as a result of lower call center expenses as a result of our adoption of our new customer care model and lower legal advisory and consulting services expenses as a result of a reduction of judicial processes. The effects of these factors were partially offset by higher content acquisition costs for our Pay-TV services as a result of the 16.0% increase in the average number of our residential Pay-TV subscribers, an increase in sales commission expenses as a result of an increase in sales of higher value services, and a reduction in energy costs.

Depreciation and Amortization

Depreciation and amortization costs declined by 6.8% in 2017, primarily as a result of the growth of increase in the amount of the property, plant and equipment that has been fully depreciated.

Rental and Insurance

Rental and insurance costs declined by 3.9% in 2017, primarily as a result of (1) an decline in reais of certain rental expenses denominated in U.S. dollars as a result of the appreciation of real against U.S. dollar during 2017, particularly expenses relating to our agreements with GlobeNet and our lease of capacity on the SES-6 satellite, and (2) the absence of expenses during 2017 relating to settlement agreements with other operators we entered into in 2016 related to the leasing of towers and equipment. The effects of these factors was partially offset by (1) increased tower and equipment leasing costs, and (2) increased vehicles leasing costs as a result of our absorption of network maintenance operations.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) declined by 2.1% in 2017, primarily as a result of (1) headcount reductions that we implemented in May 2016 and in the fourth quarter of 2016, and (2) initiatives that that we have implemented to promote greater efficiency and productivity as well as stricter cost controls related in personnel expenses. The effects of these factors were partially offset by (1) the increase in the number of our employees as a result of our absorption of network service operations in the state of Rio de Janeiro and in the South, North and Northeast regions in 2016, (2) increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2016, (3) increased provisions for variable compensation related to the fulfillment of operational, financial and quality goals established for 2017 under some of our collective bargaining s, and (4) our implementation of certain strategic projects that have resulted in the insourcing of services that used to be provided by third parties in order to improve quality and productivity in some of our critical processes.

Network Maintenance Services

Network maintenance services costs declined by 18.7% in 2017, primarily as a result of (1) our absorption of network service operations in the state of Rio de Janeiro and in the South, North and Northeast regions in 2016, as a result of which we no longer incur costs to third parties for these services, and our focus on conducting more efficient field operations focused on increased productivity and preventive actions. The effects of this factor were partially offset by our insourcing of technical support call center operations in 2017 and annual readjustments of costs under our contracts.

Interconnection

Interconnection costs declined by 33.7% in 2017, primarily as a result of the declines in MTR (VU-M) interconnection tariffs and the TU-RL and TU-RIU interconnection tariffs that were implemented in February 2017 and February 2016. The effects of these factors were partially offset by an increase in off-net mobile traffic volume as a result of our introduction of new mobile plans based on the “all-net” model.

Contingencies

In 2016, contingencies included R$858 million related to labor contingencies of Rede Conecta – Serviços de Rede S.A., or Rede Conecta.

Allowance for Doubtful Accounts

Allowance for doubtful accounts increased by 7.5% in 2017, primarily as a result of an increase in consumer default rates as a result of the deterioration Brazilian macroeconomic conditions. During the year ended December 31, 2017, allowance for doubtful accounts represented 2.9% of our net operating revenue compared to 2.5% in 2016.

Advertising and Publicity

Advertising and publicity expenses declined by 7.9% in 2017, primarily as a result of a decline in the volume of our advertising campaigns.

Handsets and Other Costs

Handsets and other costs declined by 21.4% in 2017, primarily due to lower handset sales.

Impairment Losses

Impairment losses declined by 79.4% in 2017. Impairment losses in 2017 and 2016 consisted of losses on goodwill relating to Africatel, which is reported as a held-for-sale asset, as a result of Oi’s annual impairment testing.

Taxes and Other Expenses

Taxes and other expenses declined by 38.3% in 2017, primarily due to a decrease in other tax expenses, due to a decrease in other revenues in which other taxes are associated and a decrease in expenses for fines.

Other Operating Expenses, Net

Other operating expenses, net increased to R$1,233 million in 2017 from R$227 million in 2016, primarily as a result of the effects of non-recurring expenses related to unrecoverable tax, write-off of other assets and other expenses due to the reconciliation of accounting balances as part of the RJ Proceedings.

Reorganization Items, Net

Reorganization items, net declined by 69.7% to R$2,732 million during 2017 from R$9,006 million during 2016. Reorganization items, net during 2017 consisted of (1) a R$1,569 million increase of the amount recorded relating to our contingent liabilities owed to ANATEL to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings (2) a R$1,146 million increase of the amount recorded relating to our other contingent liabilities to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, and (3) fees and expenses of R$370 million of professional advisors who are assisting us with the RJ Proceedings. The effects of these expenses were partially offset by our recognition of income from short-term investments of R$713 million, which were recognized as reorganization items.

Reorganization items, net during 2016 consisted of (1) a R$6,604 million increase of the amount recorded relating to our contingent liabilities owed to ANATEL to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, (2) a R$2,350 million increase of the amount recorded relating to our other contingent liabilities to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings and (3) fees and expenses of R$253 million of professional advisors who are assisting us with the RJ Proceedings. The effects of these expenses were partially offset by our recognition of income from short-term investments of R$202 million, which were recognized as reorganization items.

Operating Loss before Financial Expenses, Net, and Taxes

As a result of the foregoing, the operating loss before financial expenses, net, and taxes of our Telecommunications in Brazil segment declined by 70.1%, to R$2,697 million during 2017 from R$9,008 million during 2016. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our Telecommunications in Brazil segment declined to 11.4% during 2017 from 35.8% during 2016.

Operating expenses of our other operations declined by 68.5% to R$303 million during 2017 from R$884 million during 2016, principally as a result of our disposition of our interest in MTC in January 2017. The operating loss before financial expenses, net, and taxes of our other operations increased by 37.5% to R$70 million during 2017 from R$51 million during 2016. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our other operations increased to 30.0% during 2017 from 6.1% during 2016.

Our consolidated operating loss before financial expenses, net, and taxes declined by 69.5%, to R$2,767 million during 2017 from R$9,059 million during 2016. As a percentage of net operating revenue, operating loss before financial expenses, net, and taxes declined to 11.6% during 2017 from 34.8% during 2016.

Financial Expenses, Net

Financial Income

Financial income increased by 32.4% to R$1,550 million during 2017 from R$1,171 million during 2016, primarily due to (1) a 70.7% increase in interest on other assets to R$1,050 million during 2017 from R$615 million during 2016, principally as a result of interest on judicial deposits and monetary variation on others assets, and (2) our recording no gain on exchange rate differences on translating foreign short-term investments during 2017, as part of the recognition as reorganization items, net compared to a R$135 million loss during 2016. The effects of these factors was partially offset by (1) our recording no income from short-term investments during 2017, as part of the recognition as reorganization items, net compared to income of R$112 million during 2016, and (2) a 13.5% decline in other income to R$500 million during 2017 from R$578 million during 2016.

Financial Expenses

Financial expenses declined by 43.0% to R$3,162 million during 2017 from R$5,546 million during 2016, primarily due to the elimination of our borrowing and financing costs in 2017 as a result of the commencement of the RJ Proceedings in June 2016, compared to our borrowing and financing costs of R$2,746 million during 2016, the effects of which were partially offset by a 12.9% increase in other charges to R$3,162 million during 2017 from R$2,800 million during 2016.

Other charges increased primarily as a result of (1) a 174.3% increase in interest on other liabilities to R$1,641 million during 2017 from R$598 million during 2016, principally due to the commencement of our participation in the Tax Recovery Program (REFIS) in May 2017, and (2) a 158.6% increase in other expenses to R$450 million during 2017 from R$174 million during 2016. The effects of these factors was partially offset by (1) a 75.5% decline in loss on available for sale financial assets to R$267 million during 2017 from R$1,090 million during 2016, principally as a result of the reduction of the loss recorded based on our revision of the recoverable amount of dividends receivable from Unitel, the fair value of the cash investment in Unitel and exchange losses rate related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real to US$39 million during 2017 from US$242 million during 2016, and (2) a 24.6% decline in tax on financial transactions and bank fees to R$512 million during 2017 from R$679 million during 2016, principally due to a reduction in these types of expenses as a result of the RJ Proceedings.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2017 and 2016. We recorded an income tax and social contribution benefits of R$351 million during 2017 and an income tax and social contribution expenses of R$2,245 million during 2016. The effective tax rate applicable to our loss before taxes was 8.0% during 2017 and (16.7)% during 2016. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2017	2016
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Valuation allowance	(25.9)	(30.1)
Effects of foreign rate differential	(0.5)	(0.1)
Tax effects of permanent additions	(2.1)	(21.5)
Tax effects of permanent exclusions	8.5	0.9
Tax incentives	0.3	0.2
Tax amnesty program	(6.3)	—
Other	0.0	0.0

Effective rate	8.0%	(16.7)%

The effective tax rate applicable to our loss before taxes was 8.0% in 2017, resulting in a tax benefit, primarily as a result of (1) the tax effects of valuation allowance, which resulted in a decline in our tax assets by R$1,135 million that were recognized for the companies that, as at December 31, 2017, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which reduced the effective tax rate applicable to our loss before taxes by 25.9% (effectively reducing our tax benefit), and (2) the tax effects of amnesty program which reduced the effective tax rate applicable to our loss before taxes by 6.3% (effectively reducing our tax benefit). The effects of these factors were partially offset by the tax effects of permanent exclusions, which increased the effective tax rate applicable to our loss before taxes by 8.5% (effectively increasing our tax benefit).

The effective tax rate applicable to our loss before taxes was (16.7)% in 2016, resulting in a tax expense despite our incurring a loss before taxes, primarily as a result of (1) the tax effects of valuation allowance, which resulted in a decline in our tax assets by R$4,050 million that were recognized for the companies that, as at December 31, 2016, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which reduced the effective tax rate applicable to our loss before taxes by 30.1% (effectively increasing our tax expense), and (2) the tax effects on permanent additions, primarily as a result of the effects of the adjustments of debt obligations due to the filing of the judicial reorganization petitions and based on the RJ Plan, which reduced the effective tax rate applicable to our loss before taxes by 21.5% (effectively increasing our tax expense).

Net Loss

As a result of the foregoing, our consolidated net loss declined by 74.3% to R$4,027 million during 2017 from R$15,680 million during 2016. As a percentage of net operating revenue, our net loss declined to 16.9% during 2017 from 60.3% during 2016.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015	% Change
		(restated)
	(in millions of reais, except percentages)
Net operating revenue	R$25,996	R$27,354	(5.0)
Cost of sales and services	(16,742)	(16,250)	3.0

Gross profit	9,255	11,104	(16.7)
Operating income (expenses)
Selling expenses	(4,383)	(4,720)	(7.1)
General and administrative expenses	(3,688)	(3,912)	(5.7)
Other operating income (expenses), net	(1,237)	(2,294)	(46.1)
Restructuring items	(9,006)	—	n.m.

	Year ended December 31,
	2016	2015	% Change
		(restated)
	(in millions of reais, except percentages)
Operating loss before financial expenses, net, and taxes	(9,059)	177	n.m.
Financial expenses, net	(4,375)	(6,724)	(34.9)

Loss before taxes	(13,435)	(6,547)	105.2
Income tax and social contribution	(2,245)	(3,380)	(33.6)

Net income (loss) from continuing operations	(15,680)	(9,927)	58.0
Net income (loss) from discontinued operations	—	(867)	(100.0)

Net loss	R$(15,680)	R$(10,794)	45.3

n.m. Not meaningful.

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016		2015		% Change
	(restated)
	(in millions of reais, except percentages)
Telecommunications in Brazil Segment:
Residential	R$	9,376	R$	9,779	(4.1)
Personal mobility		7,849		8,431	(6.9)
B2B		7,607		7,974	(4.6)
Other services		332		257	29.2

		25,164		26,441	(4.8)
Other operations (1)		833		913	(8.7)

Net operating revenue	R$	25,996	R$	27,354	(5.0)

(1)	Other operations includes the net operating revenue of Africatel.

Net operating revenue of our Telecommunications in Brazil segment declined by 4.8% during 2016, principally due to (1) a 6.9% decline in net operating revenue from personal mobility services, (2) a 4.1% decline in net operating revenue from residential services, and (3) a 4.6% decline in net operating revenue from B2B services. Net operating revenue of our other operations declined by 8.7%.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 36.1% of our net operating revenue during 2016. Net operating revenue from residential services declined by 4.1%, primarily due to (1) the 9.3% decline in the average number of residential RGUs, and (2) the reduction in TU-RL and TU-RIU fixed line interconnection tariffs and VC fixed-to-mobile tariffs in February 2015 and February 2016. These effects were partially offset by the 5.5% increase in the average monthly net residential revenue per user to R$76.6 in 2016 from R$72.6 in 2015, primarily due to the increase in broadband and Pay-TV revenues.

Net Operating Revenue from Residential Fixed-Line Services. Net operating revenue from residential fixed-line services declined by 5.5%, primarily due to a 5.4% decline in the average number of residential fixed lines in service to 9.9 million during 2015 from 10.5 million during 2015, as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services. The effects of this factor was partially offset by the migration of our fixed-line customer base to convergent service offerings, such as Oi Total, which generate greater revenue per user.

Net Operating Revenue from Broadband Services. Net operating revenue from residential broadband services increased by 6.9%, primarily as a result of (1) a 5.3% increase in the average net operating revenue per subscriber, primarily as a result of the migration of our broadband base to service offerings with higher speed, which generate greater revenue per use, and (2) a 1.5% increase in the average number of our residential ADSL subscribers to 5.2 million during 2016 from 5.1 million during 2015. As of December 31, 2016, our ADSL subscribers represented 52.2% of our total residential fixed lines in service and subscribed to plans with an average speed of 6.9 Mbps as compared to 48.6 % of our total residential fixed lines in service at an average speed of 5.6 Mbps as of December 31, 2015.

Net Operating Revenue from Pay-TV Services. Net operating revenue from residential Pay-TV services increased by 23.6%, primarily as a result of a 12.1% increase in the average net operating revenue per subscriber, principally as a result of the shift in the our sales mix towards more comprehensive packages of channels, and a 10.4% increase in the average number of our residential Pay-TV subscribers to 1.3 million during 2016 from 1.2 million during 2015. As of December 31, 2016, our Pay-TV subscribers represented 13.7% of our total residential fixed lines in service as compared to 11.0% of our total residential fixed lines in service as of December 31, 2015.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from personal mobility services represented 30.2% of our net operating revenue during 2016. Net operating revenue from personal mobility services declined by 6.9%, primarily due to (1) a 29.5% decline in mobile interconnection revenue, (2) a 39.9% decline in revenue from sales of handsets and accessories, and (3) a 1.9% decline in revenue from mobile telephony services.

Net Operating Revenue from Mobile Telephony Services. Net operating revenue from mobile telephony services declined by 1.9%, primarily due to a 15.5% decline in the number of mobile customers that subscribe to our prepaid plans to 33.0 million during 2016 from 39.1 million during 2015, principally as a result of (1) the migration of prepaid customers in Brazil to the use of a single SIM card as operators have increased the offer of “all-net” plans following the successive reductions of the MTR (VU-M) interconnection tariffs, and (2) our strict disconnection policy for inactive customers, which is designed to reduce fee payments that we must make for each active account. The effects of this decline were partially offset by (1) a 15.9% increase in average monthly net revenue per user, primarily as a result of an increase in data revenue, and (2) a 1.2% increase in the number of mobile customers that subscribe to our postpaid plans to 6.9 million during 2016 from 6.8 million during 2015, principally as a result of a trend toward the migration from prepaid customers to postpaid offers. During 2016, data revenue represented 47.2% of net operating revenue from mobile telephony services as compared to 37.2% during 2015.

Net Operating Revenue from Interconnection to Our Mobile Network. Mobile interconnection revenue declined by 29.5% in 2016, primarily as a result of the reduction in MTR (VU-M) interconnection tariffs in February 2016.

Net Operating Revenue from Sales of Handsets and Accessories. Net operating revenue from sales of handsets and accessories (primarily SIM cards) declined by 39.9%, principally as a result of our strategy to outsource handsets sales in order to increase logistical efficiency and improve the supply of handsets in our sales channels.

Net Operating Revenue from B2B Services

Net operating revenue from B2B services represented 29.3% of our net operating revenue during 2016. Net operating revenue from B2B services declined by 4.6%, primarily as a result of (1) the slowdown in Brazilian economic activity, with has led to efforts by corporate and government customers to reduce costs, including telecommunications services costs, and has led to the downsizing or closing of many of our SME customers, (2) the reduction in MTR (VU-M) interconnection tariffs and VC fixed-to-mobile tariffs in February 2016, and (3) market perceptions of our company during our RJ Proceedings which made it difficult for us to enter into new agreements with corporate customers.

As a result of these factors, we experienced a 2.1% decline in the total number of B2B customers to 6.6 million during 2016 from 6.8 million during 2017, principally as a result of a 4.6% decline in fixed line customers, partially offset by a 3.0% increase in mobile customers.

Operating Expenses

The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015	% Change
	(in millions of reais, except percentages)
Third-party services	R$6,399	R$6,317	1.3
Depreciation and amortization	6,311	6,195	1.9
Rental and insurance	4,330	3,600	20.3
Personnel	2,852	2,720	4.9
Network maintenance services	1,540	1,902	(19.0)
Interconnection	1,173	1,809	(35.1)
Contingencies	1,056	1,838	(42.5)
Allowance for doubtful accounts	643	721	(10.8)
Advertising and publicity	449	406	10.7
Handsets and other costs	284	285	(0.2)
Impairment losses	226	591	(61.8)
Taxes and other expenses	559	1,013	(44.8)
Other operating income (expenses), net	(227)	219	n.m

Total cost of sales and services	R$26,049	R$27,176	(4.1)

n.m. Not meaningful.

Operating expenses declined by 4.1% in 2016, principally due to:

•	a 42.5%, or R$782 million, increase in contingencies;

•	a 35.1%, or R$635 million, decline in interconnection costs;

•	a 44.8%, or R$454 million, decline in taxes and other expenses;

•	a 61.8%, or R$365 million, decline in impairment losses; and

•	a 19.0%, or R$361 million, decline in network maintenance services.

The effects of these factors were partially offset by:

•	a 20.3%, or R$730 million, increase in rental and insurance costs;

•	our incurrence of R$227million in other operating expenses, net during 2016 compared to R$218 million in other operating income, net during 2015; and

•	a 4.9%, or R$133 million, increase in personal expenses.

Third-Party Services

Third-party service costs increased by 1.3% in 2016, primarily as a result of an increase in costs under our contract for satellite services with Globosat and increased content acquisition costs for our Pay-TV services as a result in the improvement of our Pay-TV customer mix. The effects of these factors were partially offset by lower call center expenses as a result of our adoption of our new customer care model and a reduction in sales commission expenses as a result of our efforts to optimize our sales channels through the increased use of our own channels.

Depreciation and Amortization

Depreciation and amortization costs increased by 1.9% in 2016, primarily as a result of the growth of our data and mobile network due to our strategy of modernization of the core network focusing on transmission and transport infrastructure, which has increased the amount of depreciable property, plant and equipment and amortizable license.

Rental and Insurance

Rental and insurance costs increased by 20.3% in 2016, primarily as a result of (1) an increase in reais of certain rental expenses denominated in U.S. dollars as a result of the depreciation of real against U.S. dollar during 2016, particularly expenses relating to our agreements with GlobeNet and our lease of capacity on the SES-6 satellite, (2) the effects of Brazilian inflation on certain of our contracts that index our costs to Brazilian inflation indexes, (3) an increase in the quantity of submarine cable capacity that we rent, (4) increased vehicles leasing costs as a result of our absorption of network maintenance operations in the state of Rio de Janeiro and in the South, North and Northeast regions, and (5) our entering into settlement agreements with other operators related to the leasing of towers and equipment.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) increased by 4.9% in 2016, primarily as a result of (1) an increase in the number of our employees as a result of our absorption of network service operations in the state of Rio de Janeiro and in the South, North and Northeast regions, and (2) increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2015. The effects of these increases were partially offset by (1) headcount reductions that we implemented in April 2015, May 2016 and in the fourth quarter of 2016, and (2) reduced provisions for employee profit sharing in 2016.

Network Maintenance Services

Network maintenance services costs declined by 19.0% in 2016, primarily as a result of our absorption of network service operations in the state of Rio de Janeiro and in the South, North and Northeast regions, as a result of which we no longer incur costs to third parties for these services. The effects of this factor were partially offset by annual contractual adjustments under our agreements with network maintenance service providers.

Interconnection

Interconnection costs declined by 35.1%, primarily as a result of the declines in MTR (VU-M) interconnection tariffs and the TU-RL and TU-RIU interconnection tariffs that were implemented in February 2015 and February 2016. The effects of these factors were partially offset by an increase in off-net mobile traffic volume as a result of our introduction of new mobile plans based on the “all-net” model.

Contingencies

In 2016, contingencies included R$858 million related to labor contingencies of Rede Conecta. In 2015, contingencies included R$976 million related to the effect of the increase in provision for contingencies, the write-off of judicial deposits and the correction of the corresponding inflation adjustments on the written off judicial deposits.

Allowance for Doubtful Accounts

Allowance for doubtful accounts declined by 10.8% in 2016, primarily as a result of an improvement in our customers’ payment profile, reflecting our focus on sales quality, particularly in the B2B Services revenue segment. During the year ended December 31, 2016, allowance for doubtful accounts represented 2.5% of our net operating revenue compared to 2.7% in 2015.

Advertising and Publicity

Advertising and publicity expenses increased by 10.7% in 2016, primarily as a result of our resumption of commercial activities at the end of 2015 with the increased focused on the launch of our re-branding and marketing campaigns to support Oi Total, Oi Livre, Oi Mais and Oi Mais Empresas.

Handsets and Other Costs

Handsets and other costs remained substantially unchanged in 2016 compared to 2015.

Impairment Losses

Impairment losses declined by 61.8% in 2016. Impairment losses in 2016 consisted of the impairment loss on goodwill related to Africatel, which is reported as a held-for-sale asset, as a result of our annual impairment testing. Impairment losses in 2015 consisted of (1) R$501 million related to goodwill and trademarks for the operations in Brazil due to a significant change in the macroeconomic conditions in Brazil, and (2) R$89 million related to loss on goodwill related to our operations in Africa.

Taxes and Other Expenses

Taxes and other expenses declined by 44.8% in 2016 primarily due to the reduction of these costs as part of the RJ Proceedings.

Other Operating Income (Expenses), Net

Other operating expense, net was R$227 million in 2016 compared to other operating income, net of R$219 million in 2015. The principal components of other operating income, net in 2016 include expenses related to write-off of other assets and other expenses of R$132 million due to the reconciliation of accounting balances as part of the RJ Proceedings. The principal components of other operating income, net in 2015 were (1) the reversal of a civil contingency amounting to R$326 million arising from the revision of the calculation methodology we use to calculate civil contingencies, and (2) R$48 million in costs relating to terminations of employments contracts during 2015.

Reorganization Items, Net

Reorganization items, net during 2016 consisted of (1) a R$6,600 million increase of the amount recorded relating to our contingent liabilities owed to ANATEL to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings (2) a R$2,350 million increase of the amount recorded relating to our other contingent liabilities to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, and (3) fees and expenses of R$253 million of professional advisors who are assisting us with the RJ Proceedings. The effects of these expenses were partially offset by our recognition of income from short-term investments of R$202 million, which were recognized as reorganization items.

We did not recognize reorganization items, net during 2015.

Operating Income (Loss) before Financial Income (Expenses) and Taxes

As a result of the foregoing, the operating loss before financial expenses, net, and taxes of our Telecommunications in Brazil segment increased to R$15,794 million during 2016 from R$319 million during 2015. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our Telecommunications in Brazil segment increased to 62.8% during 2016 from 1.2% during 2015.

Operating expenses of our other operations increased by 38.9% to R$884 million during 2016 from R$636 million during 2015, principally as a result of exchange rate losses related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real. Operating loss before financial expenses, net, and taxes of our other operations was R$51 million during 2016 compared to operating income before financial expenses, net, and taxes of R$276 million during 2015. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our other operations was 6.1% during 2016 compared to operating income before financial expenses, net, and taxes of 30.3% during 2015.

Our consolidated operating loss before financial expenses, net, and taxes increased to R$9,059 million during 2016 from operating income before financial expenses, net, and taxes of R$177 million during 2015. As a percentage of net operating revenue, operating loss before financial expenses, net, and taxes increased to 34.8% during 2016 from operating income before financial expenses, net, and taxes to 0.6% during 2015.

Financial Expenses, Net

Financial Income

Financial income declined by 78.2% to R$1,171 million during 2016 from R$5,364 million during 2015, primarily due to (1) our recording a R$135 million loss on exchange rate differences on short-term investments during 2016 compared to gain of R$3,350 million during 2015, principally as a result of the appreciation of the real against the U.S. dollar and the Euro in 2016, and (2) decline in other income to R$578 million during 2016 from R$1,010 million during 2015 as a result of the to the gain on debenture repayment transactions and US$187.5 million (R$733 million) related with our portion of dividends approved by Unitel.

Financial Expenses

Financial expenses declined by 54.1% to R$5,546 million during 2016 from R$12,089 million during 2015, primarily due to (1) our a 70.0% decline in borrowing and financing costs to R$2,746 million during 2016 from R$9,162 million during 2015, and (2) a 24.6% decline in other charges to R$2,800 million during 2016 from R$2,927 million during 2015.

Borrowing and financing costs declined primarily as a result of our recording a gain on inflation and exchange losses on third-party borrowings of R$4,580 million during 2016 compared to a loss of R$10,908 million during 2015, primarily as a result of a 46.2% decline in interest on borrowings payable to third parties to R$2,178 million during 2016 from R$4,050 million during 2015, primarily as a result of (1) the elimination of our borrowing and financing costs in second half as a result of the commencement of the RJ Proceedings in June 2016, and (2) to a lesser extent, the appreciation of the real against the U.S. dollar and the Euro in 2016. The effects of these factors were partially offset by our recording a R$5,148 million loss on derivatives transactions during 2016 compared to a gain of R$5,797 million during 2015, primarily as a result of the appreciation of the real against the U.S. dollar and the Euro in 2016.

Other charges declined primarily as a result of (1) a decline on interest on other liabilities to R$598 million during 2016 from R$833 million during 2015, principally due to reducing cost as part of the RJ Proceedings, (2) a 63.5% decline in other expenses to R$174 million during 2016 from R$477 million during 2015, principally due to reducing cost as part of the RJ Proceedings, and (3) a 67.5% decline in inflation adjustment of provisions to R$238 million during 2016 from R$363 million during 2015. The effects of these factors was partially offset by a 143.5% increase in loss on available for sale financial assets to R$1,090 million during 2016 from R$448 million during 2015, principally as a result of the loss recorded based on (1) our revision of the recoverable amount of dividends receivable from Unitel and the fair value of the cash investment in Unitel, and (2) exchange rate losses related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2016 and 2015. We recorded income tax and social contribution expenses of R$2,245 million during 2016 and R$3,380 million during 2015. The effective tax rate applicable to our loss before taxes was (11.1)% during 2016 and (51.6)% during 2015. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2016	2015
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Valuation allowance	(30.1)	(79.0)
Effects of foreign rate differential	(0.1)	(1.6)
Tax effects of permanent additions	(21.5)	(4.1)
Tax effects of permanent exclusions	0.9	1.7
Tax incentives	0.2	0.1
Tax amnesty program	—	(2.5)
Other	0.0	(0.2)

Effective rate	(16.7)%	(51.6)

The effective tax rate applicable to our loss before taxes was (16.7)% in 2016, resulting in a tax expense despite our incurring a loss before taxes, primarily as a result of (1) the tax effects of valuation allowance, which resulted in a decline in our tax assets by R$4,050 million that were recognized for the companies that, as at December 31, 2016, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which reduced the effective tax rate applicable to our loss before taxes by 30.1% (effectively increasing our tax expense), and (2) the tax effects on permanent additions, primarily as a result of the effects of the adjustments of debt obligations due to the filing of the judicial reorganization petitions and based on the RJ Plan, which reduced the effective tax rate applicable to our loss before taxes by 21.5% (effectively increasing our tax expense).

The effective tax rate applicable to our loss before taxes was (51.6)% in 2015, resulting in a tax expense despite our incurring a loss before taxes, primarily as a result of the tax effects of valuation allowance, which resulted in a decline in our tax assets by R$5,171 million that were recognized for the companies that, as at December 31, 2015, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which reduced the effective tax rate applicable to our loss before taxes by 79.0% (effectively increasing our tax expense).

Net Loss from Continuing Operations

Our net loss from continuing operations declined by 58.0% to R$15,680 million during 2016 from R$10,794 million during 2015. As a percentage of net operating revenue, net loss from continuing operations increased to 60.3% during 2016 from 36.3% in 2015.

Net Loss from Discontinued Operations

We had no net income or loss from discontinued operations during 2016.

Net loss from discontinued operations in 2015 of R$867 million consisted of a R$226 million loss related to the cumulative foreign exchange differences recognized in other comprehensive income, transferred from equity to net income from discontinued operations for the year due to the sale of PT Portugal and expenses of R$625 million of expenses related to the derecognized investment cost that includes goodwill arising on the business combination of our company with PT Portugal less selling expenses and cash received directly our company.

Net Income

As a result of the foregoing, our consolidated net loss increased by 45.3% to R$15,680 million during 2016 from R$10,794 million during 2015. As a percentage of net operating revenue, our net loss increased to 60.3% during 2016 from 39.5% during 2015.

Liquidity and Capital Resources

Our principal cash requirements have historically consisted of the following:

•	working capital requirements;

•	servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

As a result of the commencement of the RJ Proceedings in June 2016, we ceased to pay principal and interest on our loans and financings subsequent to the date of the commencement of the RJ Proceedings. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, our loans and financings were novated and discharged under Brazilian law and creditors under our loans and financings are entitled only to receive the recoveries set forth in the RJ Plan as recoveries for their claims in accordance with the terms and conditions of the RJ Plan.

Under our bylaws, unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory. Notwithstanding the requirements of our bylaws, under the RJ Plan, we are prohibited from declaring or paying any dividend, return on capital, or making any other payment or distribution on (or related to) our shares prior to February 2024.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term loans; and

•	sales of debt securities in domestic and international capital markets.

As a result of the commencement of our RJ Proceedings in June 2016, our access to short-term and long-term loans and our ability to sell debt securities in domestic and international capital markets has been substantially curtailed.

During the six-months ended June 30, 2018 and the years ended December 31, 2017 and 2016, our operations generated cash flows of R$1,199 million, R$4,402 million and R$3,100 million, respectively. We used R$6,224 million of our cash to repay loans and financings in 2016 prior to the commencement of the RJ Proceedings. In addition, our capital expenditures during the six-months ended June 30, 2018 and the years ended December 31, 2017 and 2016 were R$2,778 million, R$4,334 million and R$3,264 million, respectively. We believe that our continued program of capital expenditures is necessary in order for us to operate in the competitive environment for telecommunications services in Brazil. As our cash flow generated from our operations has not been sufficient to meet the demands of our investing and financing activities, our balances of cash and cash equivalents have declined as of June 30, 2018, December 31, 2016 and December 31, 2017.

As of June 30, 2018, our consolidated cash and cash equivalents and cash investments amounted to R$5,138 million. As of June 30, 2018, we had working capital (consisting of current assets less current liabilities, excluding assets held-for-sale and liabilities of assets-held-for-sale) of R$10,253 million.

We expect to use our cash flows from operating activities and our cash and cash equivalents and short-term cash investments to fund our capital expenditures and debt service obligations. As a result of the restructuring of our loans and financing under the RJ Plan, our restructured loans and financings commenced accruing interest in February 2018 and we will begin to make cash interest payments under our New Notes which we will be required to fund from our available cash resources.

We anticipate that we will be required to spend approximately R$544 million to meet our short-term contractual obligations and commitments during 2018, and an additional approximately R$4,574 million to meet our long-term contractual obligations and commitments in 2019 and 2020.

As part of the RJ Plan, we negotiated the terms of the Commitment Agreement with members of the Ad Hoc Group, the IBC and certain other unaffiliated bondholders under which such bondholders agreed to backstop the Rights Offer, provided that the conditions set forth in the Commitment Agreement are satisfied or waived. In addition, the RJ Plan permits us to seek to raise up to R$2.5 billion in the capital markets and seek to borrow up to R$2 billion under new export credit facilities. In the absence of the proceeds of the Rights Offering or the funds committed under the Commitment Agreement in lieu thereof, or other funds obtained in the capital markets or under new credit export facilities, we may have insufficient funds to implement our capital expenditure program and modernize our infrastructure, which could result in a significant deterioration of our ability to generate cash flows from operating activities.

Our unaudited interim consolidated financial statements and our audited consolidated financial statements have been prepared assuming that we will continue as a going concern. Our management’s assessment of our ability to continue as a going concern is discussed in note 1 to each of our audited consolidated financial statements included in this prospectus and our unaudited interim consolidated financial statements included in this prospectus. As of December 31, 2017, our management had taken relevant steps in the RJ Process, particularly the preparation, presentation and approval of the RJ Plan, which allows our viability and continuity, and the approval of the RJ Plan by our creditors on December 20, 2017. Since December 31 2017, the RJ Plan has been confirmed by the RJ Court and our management has been making the necessary efforts to implement and monitor the RJ Plan based on the understanding that our financial statements were prepared with a going concern assumption.

We believe that our ability to continue as a going concern is contingent upon our ability to implement the RJ Plan, to maintain existing customer, vendor and other relationships and to maintain sufficient liquidity throughout the RJ Proceedings, among other factors. For a discussion of risks relating to the implementation of the RJ Plan, see “Risk Factors—Risks Relating to Our Financial Restructuring.”

Cash Flow

The following table sets forth certain information about our consolidated cash flows for the six-month periods ended June 30, 2018 and 2017 and the years ended December 31, 2017, 2016 and 2015.

	Six-Month Period Ended June 30,				Year ended December 31,
	2018		2017		2017		2016		2015
									(restated)
	(in millions of reais)
Net cash generated (used) in operating activities	R$	1,199	R$	2,391	R$	4,402	R$	3,100	R$	(1,054)
Net cash (used) generated in investing activities		(2,711)		(2,091)		(4,422)		(3,917)		12,543
Net cash (used) generated in financing activities		(268)		(543)		(692)		(6,119)		(2,356)
Foreign exchange differences on cash equivalents		14		8		11		(398)		3,316

Net (decrease) increase in cash and cash equivalents		(1,767)		(235)		(701)		(7,335)		12,449
Cash and cash equivalents at the beginning of the period		6,863		7,563		7,563		14,898		2,449

Cash and cash equivalents at the end of the period	R$	5,096	R$	7,329	R$	6,863	R$	7,563	R$	14,898

Our primary source of operating funds has historically been cash flow generated from our operations and we have financed our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing. However, during 2015, our operations generated negative cash flows of R$1,054 million we financed our investments in property, plant and equipment, net judicial deposits and net debt servicing costs with the net cash proceeds received upon our sale of PT Portugal.

Subsequent to 2015, our cash flow generated from our operations has recovered, however our access to new funds to finance our investments in property, plant and equipment in the form of bank loans, vendor financing, capital markets and other forms of financing has been substantially eliminated following the commencement of our RJ proceedings. During 2016, we used a substantial portion of our cash and cash equivalents to pay indebtedness as it matured (whether at maturity or, in certain cases, upon acceleration) prior to the commencement of our RJ proceedings. As our cash flow generated from our operations has not been sufficient to meet the demands of our investing and financing activities, our balances of cash and cash equivalents have declined as of June 30, 2018, December 31, 2017 and December 21, 2016.

Six-Months Ended June 30, 2018 Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities was R$1,199 million during the six-month period ended June 30, 2018 compared to net income of R$16,008 million during the six-month period ended June 30, 2018, primarily as a result of:

•

the effects of our incurrence of non-cash gains from reorganization items, net of R$16,309 million during the six-month period ended June 30, 2018, primarily consisting of (1) adjustment to fair value of our loans and financings of R$9,096 million, (2) the adjustment to present value of our other payables and trade payables owing to ANATEL-AGU of R$832 million and R$4,873 million respectively, and (3) a gain on the restructuring of other trade payables and trade payables owing to ANATEL-AGU of R$172 million, and R$1,654 million respectively; and

•	the effects of a R$2,723 million decline in trade payables during the six-month period ended June 30, 2018.

The effects of these factors were partially offset by (1) our incurrence of non-cash losses on financial instruments of R$1,565 million during the six-month period ended June 30, 2018, primarily as a result of our recording R$9,038 million of current and non-current loans and financings on our balance sheet as of the Brazilian Confirmation Date that had been classified as liabilities subject to compromise as of December 31, 2017 and the 19.2% depreciation of the real against the U.S. dollar during the period between the Brazilian Confirmation Date and June 30, 2018, (2) the effects of our incurrence of non-cash depreciation and amortization expenses of R$2,922 million during the six-month period ended June 30, 2018, and (3) the effects of a R$1,224 million increase in other assets and liabilities during the six-month period ended June 30, 2018.

Cash Flows from Investing Activities

Net cash used by investing activities was R$2,711 million during the six-month period ended June 30, 2018. During the six-month period ended June 30, 2018, investing activities which used cash primarily consisted of investments of R$2,778 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience.

Cash Flows from Financing Activities

Financing activities used net cash of R$268 million during the six-month period ended June 30, 2018. During the six-month period ended June 30, 2018, we used cash principally (1) to repay principal of R$162 million related to the mediation of payments of our borrowings and financing as a result of the RJ Proceedings, and (2) to make installment payments under the tax refinancing plan in the aggregate amount of R$106 million.

Six-Months Ended June 30, 2017 Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities was R$2,391 million during the six-month period ended June 30, 2017 compared to net loss of R$755 million during the six-month period ended June 30, 2017, primarily as a result of:

•	the effects of our incurrence of non-cash depreciation and amortization expenses of R$2,853 million during the six-month period ended June 30, 2017;

•	the effects of our incurrence of non-cash impairment of available-for-sale securities of R$721 million during the six-month period ended June 30, 2017; and

•	the effects of a R$508 million decline in other taxes during the six-month period ended June 30, 2017.

The effects of these factors were partially offset by (1) our incurrence of non-cash deferred tax benefits of R$893 million during the six-month period ended June 30, 2017, (2) the effects of a R$801 million decline in other assets and liabilities during the six-month period ended June 30, 2017, (3) our incurrence of non-cash gains on financial instruments of R$645 million during the six-month period ended June 30, 2017, primarily as a result of the elimination of our borrowing and financing costs as a result of the commencement of the RJ Proceedings in June 2016, and (4) the effects of a R$563 million increase in accounts receivable during the six-month period ended June 30, 2017.

Cash Flows from Investing Activities

Net cash used by investing activities was R$2,090 million during the six-month period ended June 30, 2017. During the six-month period ended June 30, 2017, investing activities which used cash primarily consisted of investments of R$2,123 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience.

Cash Flows from Financing Activities

Financing activities used net cash of R$543 million during the six-month period ended June 30, 2017. During the six-month period ended June 30, 2017, we used cash principally (1) to purchase shares the 50% of the shares of Rio Alto Gestão de Créditos e Participações S.A., or Rio Alto, that we did not own for R$300 million, (2) to make installment payments relating to our permits and concessions in the aggregate amount of R$103 million, (3) to make installment payments under the tax refinancing plan in the aggregate amount of R$79 million, and (4) to pay dividends of R$59 million.

2017 Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities was R$4,402 million during 2017 compared to net loss of R$4,028 million during 2017, primarily as a result of:

•	the effects of our incurrence of non-cash depreciation and amortization expenses of R$5,881 million during 2017; and

•

the effects of our incurrence of non-cash provision for reorganization items, net of R$2,371 million during 2017, primarily as a result of (1) a R$1,569 million increase of the amount recorded relating to our contingent liabilities owed to ANATEL to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, (2) a R$1,146 million increase of the amount recorded relating to our other contingent liabilities to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, and (3) fees and expenses of R$370 million of professional advisors who are assisting us with the RJ Proceedings.

Cash Flows from Investing Activities

Net cash used by investing activities was R$4,422 million during 2017. During 2017, investing activities which used cash primarily consisted of investments of R$4,344 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience.

Cash Flows from Financing Activities

Financing activities used net cash of R$692 million during 2017. During 2017, we used cash principally (1) to purchase shares the 50% of the shares of Rio Alto that we did not own for R$300 million, (2) to make installment payments under the tax refinancing plan in the aggregate amount of R$227 million, and (3) to make installment payments relating to our permits and concessions in the aggregate amount of R$104 million.

2016 Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities was R$3,100 million during 2016 compared to net loss of R$15,680 million during 2016, primarily as a result of:

•

the effects of our incurrence of non-cash provision for reorganization items, net of R$9,006 million during 2016, primarily as a result of (1) a R$6,600 million increase of the amount recorded relating to our contingent liabilities owed to ANATEL to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, (2) a R$2,350 million increase of the amount recorded relating to our other contingent liabilities to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, and (3) fees and expenses of R$253 million of professional advisors who are assisting us with the RJ Proceedings;

•	the effects of our incurrence of non-cash depreciation and amortization expenses of R$6,311 million during 2016;

•

the effects of our incurrence of non-cash losses on derivative financial instruments of R$5,150 million during 2016 prior to our reversal of our derivative financial instruments during the second and third quarters of 2016, primarily as a result of the 17.8% appreciation of the real against the U.S. dollar and the 16,7% appreciation of the real against the Euro during the first half of 2016;

•

the effects of our incurrence of non-cash deferred income tax expenses of R$1,532 million during 2016, primarily as a result of valuation allowance of deferred taxes, net of the increase in deferred tax recognized; and

•	the effects of our incurrence of non-cash provision for contingencies of R$1,056 million, primarily as a result of an increase of the amount recorded relating to our other contingent liabilities.

The effects of these factors were partially offset by the effects of our incurrence of non-cash gains on financial instruments of R$5,343 million during 2016, primarily as a result of the 17.8% appreciation of the real against the U.S. dollar and the 16.7% appreciation of the real against the Euro during the first half of 2016.

Cash Flows from Investing Activities

During 2016, investing activities of our continuing operations which used cash primarily consisted of (1) investments of R$3,264 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience, and (2) net judicial deposits (consisting of deposits less redemptions) of R$660 million, primarily related to provisions for labor, taxes and civil contingencies.

Cash Flows from Financing Activities

During 2016, we used cash principally (1) to repay R$5,845 million principal amount of our outstanding loans and financings, net of derivatives financial instruments, consisting primarily of (i) a revolving credit facility in the aggregate amount of US$700 million, (ii) 5.625% Notes due 2016 of PTIF in the aggregate amount of €532 million, (iii) an aggregate of R$290 million under credit facilities with BNDES, (iv) an export credit facility guaranteed by Exportkreditnämnden, or EKN, in the aggregate amount of US$62 million, (v) an export credit facility with China Development Bank in the aggregate amount of US$27 million, and (v) the 1st and 2nd Series of the 9th Issuance of Debentures and the 2nd Series of the 5th Issuance of Debentures in an aggregate amount of R$59 million, (2) to make installment payments relating to our permits and concessions in the aggregate amount of R$205 million, and (3) to make installment payments under the tax refinancing plan in the aggregate amount of R$94 million.

2015 Cash Flows

Cash Flows from Operating Activities

Net cash used by operating activities was R$1,054 million during 2015, after giving effect to net cash provided by discontinued operations of R$485 million, compared to net loss of R$10,794 million during 2015, primarily as a result of:

•

the effects of our incurrence of non-cash gains on financial instruments of R$6,409 million during 2015, primarily as a result of the 47.0% depreciation of the real against the U.S. dollar and the 31.7% depreciation of the real against the Euro during 2015;

•	the effects of our incurrence of non-cash depreciation and amortization expenses of R$6,195 million during 2015;

•

the effects of our incurrence of non-cash deferred income tax gains of R$2,598 million during 2015, primarily as a result of the valuation allowance for deferred taxes net of the increase in deferred tax recognized; and

•

the effects of our recording non-cash provisions for contingencies of R$1,543 million during 2015, primarily as a result of our review of the process and recalculation of our statistical provision for contingencies.

The effects of these factors were partially offset by:

•

the effects of our incurrence of non-cash gains on derivative financial instruments of R$5,796 million during 2015, primarily as a result of the 47.0% depreciation of the real against the U.S. dollar and the 31.7% depreciation of the real against the Euro during 2015;

•	the effects of an increase in accounts receivable of R$1,622 million during 2015; and

•	the effects of a net cash outflows related to contingencies of R$1,079 million during 2015.

Cash Flows from Investing Activities

Investing activities used net cash of R$12,543 million during 2015, giving effect to net cash used by discontinued operations of R$195 million. During 2015, investing activities of our continuing operations which provided cash primarily consisted of our sale of PT Portugal which generated cash of R$17,218 million. During 2015, investing activities of our continuing operations for which we used cash primarily consisted of (1) investments of R$3,681 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and the implementation of projects to meet ANATEL’s regulatory requirements, and (2) net judicial deposits (consisting of deposits less redemptions) of R$1,006 million, primarily related to provisions for labor, taxes and civil contingencies.

Cash Flows from Financing Activities

Financing activities used net cash of R$2,357 million during 2015, including cash used by discontinued operations of R$492 million.

During 2015, our principal sources of borrowed funds consisted of (1) the issuance of €600 million aggregate principal amount of 5.625% Senior Notes due 2021, (2) US$700 million aggregate principal amount borrowed under a US$1,000 million revolving credit facility that Oi entered into with a syndicate financials institution during 2011, (3) US$600 million aggregate principal amount under an export credit facility that Telemar entered into with China Development Bank during 2015, (4) US$141 million aggregate principal amount borrowed under a US$397 million export credit facility agreement that Oi entered into during 2014 that is guaranteed by Finnvera plc, the Finnish Export Credit Agency, or FINNVERA, (5) US$43 million aggregate principal amount borrowed under a US$257 million export credit facility agreement that Oi entered into during 2013 that is insured by the Office National Du Ducroire/Nationale Delcrederedienst, the Belgian national export credit agency, or ONDD, and (6) US$33 million aggregate principal amount borrowed under a US$600 million export credit facility that Telemar entered into with China Development Bank, or CDB, during 2015.

During 2015, we used cash to (1) repay R$8,604 million principal amount of our outstanding loans and financings and derivatives, (2) to make installment payments relating to our permits and concessions in the aggregate amount of R$349 million, and (3) to make installment payments under the tax refinancing plan in the aggregate amount of R$93 million.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments as of June 30, 2018:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)
Loans and financings (1)	R$—	R$2,232	R$3,309	R$42,073	R$47,614
Pension plan payables (2)	—	—	201	1,004	1,205
Other payables (3)	(1,030)	1,876	797	24,838	26,481
Unconditional purchase obligations (4)	1,517	571	—	—	2,088
Concession fees (5)	—	359	210	235	804
Usage rights (6)	57	—	—	—	57

	R$544	R$5,038	R$4,517	R$68,150	R$78,249

(1)

Includes estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at June 30, 2018 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates and that we elect to pay cash interest for all applicable periods under the New Notes.

(2)	Cash flow estimated in connection with the RJ Plan.
(3)	Cash flow estimated in connection with the RJ Plan. Includes the reimbursement to us of judicial deposit amounts in excess of the amount paid to the prepetition creditors.
(4)

Consists of (1) obligations in connection with a business process outsourcing agreement, and (2) purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(5)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on our results for the year ended December 31, 2017.
(6)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of June 30, 2018.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$1,303 million as of June 30, 2018 and have recorded R$4,329 million as liabilities subject to compromise with respect to civil and labor contingencies. See “Business—Legal Proceedings,” note 18 to our audited consolidated financial statements included in this prospectus and note 19 to our unaudited interim consolidated financial statements included in this prospectus.

The following table summarizes our significant contractual obligations and commitments as of December 31, 2017:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of reais)
Pre-petition liabilities subject to compromise:
Class I	R$459	R$756	R$327	R$851	R$2,393
Class II	—	—	887	7,742	8,629
Class III and IV(1)	(1,260)	3,050	2,855	59,168	63,813
Post-petition commitments:
Unconditional purchase obligations (2)	1,748	571	—	—	2,319
Concession fees (3)	—	359	210	235	804
Usage rights (4)	21	—	—	—	21

	R$968	R$4,736	R$4,279	R$67,996	R$77,979

(1)	In 2018, the estimated cash flow in connection with the RJ Plan includes the reimbursement to us of judicial deposits amounts in excess of the amount paid to the prepetition creditors.
(2)

Consists of (1) obligations in connection with a business process outsourcing agreement, and (2) purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(3)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on our results for the year ended December 31, 2017.
(4)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2017.

Indebtedness

On a consolidated basis as of June 30, 2018, our real-denominated indebtedness was R$ 12,152 million, our Euro-denominated indebtedness was R$0 million, and our U.S. dollar-denominated indebtedness was R$ 6,268 million. As of June 30, 2018, our real-denominated indebtedness bore interest at an average rate of 6.3% per annum, our Euro-denominated indebtedness did not bear interest, and our U.S. dollar-denominated indebtedness bore interest at an average rate of 1.75% per annum. As of June 30, 2018, 64.6% of our debt bore interest at floating rates

Under the instruments governing all of our financial indebtedness, the commencement of the RJ Proceedings on June 20, 2016 constituted an event of default. As a result of the commencement of the RJ Proceedings, all principal and interest under each of these debt instruments was deemed immediately due and payable. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, all of our financial indebtedness was novated and represented the right to receive the recoveries set forth in the RJ Plan.

Short-Term Indebtedness

Our short-term debt, consisting of the current portion of long-term borrowings and financings, was R$299 million as of June 30, 2018. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

As a result of the confirmation of the RJ Plan on February 5, 2018: and elections made by holders of our debt instruments during the period between February 5, 2018 and February 26, 2018:

•

all claims under our debentures were converted into the right to receive the full amount of these claims under the terms of either the 12th issuance of simple, unsecured, non-convertible debentures of Oi or the 6th issuance, simple, unsecured, non-convertible debentures of Telemar, each documenting the recoveries due to the holders of the novated debentures;

•

all claims under our export credit facilities were converted into the right to receive the full amount of these claims under the terms of new export credit agreements, which we refer to as the Restructured Export Credit Agreements, documenting the recoveries due to the lenders under our novated export credit agreements;

•	all claims under our credit facilities with BNDES were converted into the right to receive the full amount of these claims under in accordance with the payment terms set forth in the RJ Plan; and

•

all claims under our unsecured lines of credit obtained from Brazilian and international financial institutions and claims related to our real estate securitization transactions were converted into the right to receive the full amount of these claims in accordance with the payment terms set forth in the RJ Plan.

The table below sets forth our long-term loans and financings as of June 30, 2018 following the settlement of our outstanding debt instruments in accordance with the RJ Plan.

	Outstanding Principal Amount	Final Maturity
	(in millions of reais)
Oi 12th issuance of debentures	R$4,252	February 2035
Telemar 6th issuance of debentures	2,371	February 2035
Restructured Export Credit Agreements (1)	6,268	February 2035
Restructured BNDES credit agreements	3,463	February 2033
Restructured Brazilian credit agreements and CRIs	1,806	February 2035
Local currency financial institution	54	December 2033
Default Recovery	207	February 2042

Total gross loans and financing	18,419
Incurred debt issuance costs	(2)
Fair value adjustment	(9,379)

Current portion of long-term debt		(299)

Net long-term indebtedness	R$	8,739

(1)	Represents four Restructured Export Credit Agreements.

The following discussion briefly describes certain of our significant outstanding indebtedness.

Restructured Debentures

Oi has issued its 12th issuance of simple, unsecured, non-convertible debentures. These debentures are denominated in reais. The principal amount of these debentures will be paid in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the outstanding principal for the first 10 semi-annual installments, 5.7% of the outstanding principal for the next 13 semi-annual installments and the remainder at maturity in February 2035. The principal amount of these debentures will accrue interest at the rate of 80% of the CDI rate from the Brazilian Confirmation Date. Interest will be capitalized to increase the principal balance under these debentures on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity. Oi’s obligations under these debentures are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5.

Telemar has issued its 6th issuance, simple, unsecured, non-convertible debentures. These debentures are denominated in reais. The principal amount of these debentures will be paid in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the outstanding principal for the first 10 semi-annual installments, 5.7% of the outstanding principal for the next 13 semi-annual installments and the remainder at maturity in February 2035. The principal amount of these debentures will accrue interest at the rate of 80% of the CDI rate from the Brazilian Confirmation Date. Interest will be capitalized to increase the principal balance under these debentures on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity. Telemar’s obligations under these debentures are guaranteed, jointly and severally, by each of Oi, Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5.

Restructured Export Credit Agreements

Oi has entered into one export credit agreement and Telemar has entered into three separate export credit agreements, which we refer to collectively as the Restructured Export Credit Agreements, documenting the recoveries due to the lenders under our novated export credit agreements. The obligations under the Restructured Export Credit Agreements are senior unsecured obligations of Oi and Telemar, respectively, denominated in U.S. dollars that mature in February 2035. Principal under each of the Restructured Export Credit Agreements is payable in 24 semi-annual installments beginning in the August 2023, in the amount of 2.0% of the recognized claims for the first 10 semi-annual installments, 5.7% of the recognized claims for the next 13 semi-annual installments and the remainder at maturity. Principal under each of the Restructured Export Credit Agreements accrues interest at the rate of 1.75% per annum from the Brazilian Confirmation Date. Interest will be capitalized on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity. Oi’s obligations under its Restructured Export Credit Agreements are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Copart 4 and Copart 5, and Telemar’s obligations under its Restructured Export Credit Agreements are guaranteed, jointly and severally, by each of Oi, Oi Mobile, Copart 4 and Copart 5.

Restructured BNDES Credit Agreements

By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, the credit agreements between BNDES and each of Oi, Telemar and Oi Mobile were novated and BNDES is entitled to receive as recovery for its claims under these credit facilities payment of 100% of the principal amount of the recognized claims in reais, adjusted by the interest/inflation adjustment rate. The principal amount of these claims will be paid in 108 monthly installments beginning in March 2024, in the amount of 0.33% of the outstanding principal for the first 60 monthly installments, 1.67% of the outstanding principal for the next 47 monthly installments and the remainder at maturity in February 2033. The principal amount of these claims will accrue interest at the TJLP rate plus 2.946372%per annum from the Brazilian Confirmation Date. Interest will be capitalized to increase the principal balance under these claims on an annual basis until February 2022, and will be paid monthly in cash thereafter through the final maturity.

Restructured Brazilian Credit Agreements and CRIs

By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, Telemar’s unsecured line of credit and our obligations under CRIs backed by receivables representing all payments under leases entered into by Oi and Telemar of real estate owned by Copart 4 and Copart 5 were novated and the creditors under this unsecured line of credit and the holders of the CRIs are entitled to receive as recovery for their claims under these instruments payment of 100% of the principal amount of the recognized claims in reais, payable in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the recognized claims for the first 10 semi-annual installments, 5.7% of the recognized claims for the next 13 semi-annual installments and the remainder at maturity in February 2035. The recognized amount of these claims will accrue interest at the rate of 80% of the CDI rate from the Brazilian Confirmation Date. Interest will be capitalized to increase the recognized amount of these claims on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity.

Default Recovery

Under the RJ Plan, certain of our creditors were entitled to elect forms of recovery other than the Default Recovery between February 5, 2018 and February 26, 2018. Creditors entitled to make these elections other than holders of our Defaulted Bonds that elected the Default Recovery or failed to make the election are entitled to the Default Recovery. Under the RJ Plan, the Default Recovery consists of an unsecured right to receive payment of 100% of the principal amount of the recognized claims represented by the claims of such creditors, which we refer to as the Default Recovery Principal, in five annual, equal installments, commencing in February 2038. The Default Recovery Principal of these creditors will bear interest at the Brazilian TR rate (payable together with the last installment of principal), which will accrue as additional principal amount of the Default Recovery Principal until February 2038, and thereafter be payable together with payments of the Default Recovery Principal. The principal and accrued interest with respect to the Default Recovery may be redeemed at any time and from time to time, in whole or in part, by the RJ Debtors at a redemption price of 15% of the aggregate Default Recovery Principal.

Prepetition Liabilities Subject to Compromise

As a result of the RJ Proceedings, we have applied ASC 852 in preparing our consolidated financial statements. ASC 852 requires that financial statements separately disclose and distinguish transactions and events that are directly associated with our reorganization from the transactions and events that are associated with the ongoing operations of our business. Accordingly, our prepetition obligations that may be impacted by the RJ Proceedings based on our assessment of these obligations following the guidance of ASC 852 have been classified on our balance sheet as “Liabilities subject to compromise.” Prepetition liabilities subject to compromise are required to be reported at the amount allowed as a claim by the RJ Court, regardless of whether they may be settled for lesser amounts and remain subject to future adjustments based on negotiated settlements with claimants, actions of the RJ Court or other events. The following table reflects prepetition liabilities subject to compromise as of June 30, 2018 and December 31, 2017:

	As of June 30,	As of December 31,
Type of Claim	2018	2017
	(in millions of reais)
Loans and financing	R$32,153	R$49,130
Civil contingencies – ANATEL	928	9,334
Civil contingencies – other claims	2,363	2,929
Trade payables	—	2,139
Labor contingencies	1,038	899
Pension plans	—	560
Derivative financial instrument	—	105
Other	—	43

Total liabilities subject to compromise (1)	R$36,482	R$65,139

(1)

Total liabilities subjected to compromise as of December 31, 2017 is different from the aggregate amount of liabilities stated on the Second Creditors List of R$63,960 million. Under ASC 852, we are required to use the criteria set forth in Financial Accounting Standards Board Accounting Standards Codification 450 “Contingencies”, or ASC 450, to estimate the total amount of allowed claims, including non-liquid claims that were excluded from the Second Creditors List.

The following discussion briefly describes the material types of claims classified as “Liabilities subject to compromise” as of June 30, 2018 and describes the treatment of those claims under the RJ Plan and our expectations with respect to the settlement of those claims.

Loans and Financing

Under the instruments governing our Defaulted Bonds, the commencement of the RJ Proceedings on June 20, 2016 constituted an event of default. As a result of the commencement of the RJ Proceedings, all principal and interest under our Defaulted Bonds was deemed immediately due and payable. As a result of our application of ASC 852 in preparing our consolidated financial statements, all principal and interest under our Defaulted Bonds have been classified as “Liabilities subject to compromise” in our balance sheet as of June 30, 2018 and December 31, 2017.

As of June 30, 2018 and December 31, 2017, we had 13 series of Defaulted Bonds. The following table sets forth for each series of our Defaulted Bonds the aggregate amount of the claims for such series recognized by the RJ Court.

	As of June 30,	As of December 31,
	2018	2017
	(in millions of reais)
Bonds issued by Oi S.A.:
9.75% senior notes due 2016	R$1,083	R$1,083
5.125% senior notes due 2017	2,273	2,273
9.500% senior notes due 2019	474	474
5.500% senior notes due 2020	6,099	6,099
Bonds issued by Oi Coop:
5.625% senior notes due 2021	2,427	2,427
5.75% senior notes due 2022	4,945	4,945
Bonds issued by PTIF:
6.25% notes due 2016	908	908
4.375% notes due 2017	1,487	1,487
5.242% notes due 2017	989	989
5.875% notes due 2018	2,902	2,902
5.00% notes due 2019	2,962	2,962
4.625% notes due 2020	3,851	3,851
4.5% notes due 2025	1,916	1,916

As a result of payments made to some of the holders of the bonds issued by PTIF that participated in the Small Creditors Program in Portugal, the total claims represented by these bonds has been reduced by R$136 million. For more information regarding the Small Creditors Program, see “Business—Our Judicial Reorganization Proceedings— Implementation of the Judicial Reorganization Plan.”

Under the RJ Plan, each Bondholder was entitled to receive the Qualified Recovery, the Non-Qualified Recovery or the Default Recovery in respect of the claims evidenced by the bonds such Bondholder beneficially held.

Under the RJ Plan, Qualified Bondholders were entitled to elect to receive the Qualified Recovery or the Default Recovery as the recovery with respect to their beneficial interests in the Defaulted Bonds. In July 2018, we issued New Notes in an aggregate principal amount of US$1,654 million to the Qualified Holders who validly elected the Qualified Recovery and surrendered their beneficial ownership in the Defaulted Bonds. In addition, as part of the Qualified Recovery to which Qualified Holders who validly surrendered their beneficial ownership in the Defaulted Bonds were entitled, (1) we issued 302,846,268 new Common ADSs (representing 1,514,231,340 newly issued Common Shares), (2) we distributed 23,250,281 Common ADSs previously held by PTIF (representing 116,251,405 Common Shares), and (3) we issued 23,295,054 ADWs representing the right to subscribe for 23,295,054 newly issued Common ADSs (representing 116,475,270 Common Shares).

Under the RJ Plan, Non-Qualified Bondholders were entitled to elect to receive participation interests in the Non-Qualified Credit Agreement or the Default Recovery as the recovery with respect to their beneficial interests in the Defaulted Bonds. In July 2018, we entered into the Non-Qualified Credit Agreement described below in the principal amount of R$80 million and delivered participation interests to the Non-Qualified Holders who validly elected the Non-Qualified Recovery and surrendered their beneficial ownership in the Defaulted Bonds.

As a result of the issuance of New Notes and New Shares and the distribution of Common Shares held by PTIF as part of the Qualified Recovery and the delivery of the participation interests in the Non-Qualified Credit Agreement as the Non-Qualified Recovery in July 2018, we have reclassified R$4,529 million of our liabilities subject to compromise as loans and financing and R$11,624 million as shareholders’ equity on our balance sheet as of the date of the issuance and distribution, and have reclassified R$11,110 million as reorganization items – gains on restructuring and R$4,980 million as reorganization items – adjustment to fair value – loans and financing on our statement of operations as of the date of the issuance and distribution.

New Notes

The New Notes are senior unsecured obligations of Oi denominated in U.S. dollars that mature in July 2025, with principal amount to be fully paid at maturity. The New Notes are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5. The New Notes accrue interest from the Brazilian Confirmation Date. Interest on the New Notes will accrue:

•

from the Brazilian Confirmation Date until February 2019, which is the first interest payment date. Until August 2021, the applicable rate will be defined at the sole discretion of Oi to be either (i) a fixed rate of 10.0% per annum payable in cash on a semi-annual basis, or(ii) a fixed rate of 12.0% per annum, of which 8.0% shall be payable in cash and 4.0% shall be payable by either increasing the principal amount of the outstanding New Notes or by issuing paid-in-kind notes, at the sole discretion of Oi, in each case, on a semi-annual basis; and

•	thereafter, at a fixed rate of 10.0% per annum payable in cash on a semi-annual basis.

Non-Qualified Credit Agreement

The Non-Qualified Credit Agreement is a senior unsecured obligation of Oi. The obligations of Oi under the Non-Qualified Credit Agreement are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5. Principal under the Non-Qualified Credit Agreement will be paid in 12 semiannual installments beginning in August 2024 in the amount of 4% of the outstanding principal for the first six semi-annual installments, 12.66% of the outstanding principal for the next five semi-annual installments and the remainder at maturity in February 2030. The Non-Qualified Credit Agreement will accrue interest at the rate of 6% per annum from the Brazilian Confirmation Date. Interest will be capitalized to increase the principal balance under the Non-Qualified Credit Agreement on an annual basis until February 2023, and will be paid together with principal beginning in August 2024.

Warrants

Each Warrant entitles its holder to subscribe for one common share at an exercise price of the equivalent in reais of US$0.01 per common share. Each Warrant is exercisable at any time, at the sole discretion of the holder, during a period of 90 days, which we refer to as the Exercise Period, beginning on July 27, 2019, unless the commencement of the Exercise Period is accelerated upon the earliest to occur of the events described below.

When Oi calls a general shareholders’ meeting of Oi or meeting of Oi’s board of directors’ to approve the commencement of the Rights Offer, Oi will publish a Material Fact relating to that meeting at least 15 business days prior to that meeting in which Oi will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of publication of that Material Fact.

In the event that any transaction occurs that results in the change of Oi’s “control” (as such term is defined in the RJ Plan), Oi will publish a Material Fact relating to that transaction in which Oi will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of the completion of such transaction. The RJ Plan defines “control” as (1) the ownership of partner rights that ensure to its holder, on a permanent basis, the majority of the votes in the social deliberations and the power to elect the majority of the company managers; and (2) the effective use of this power to direct social activities and guide the operation of the company’s bodies.

Default Recovery on Defaulted Bonds

Under the RJ Plan, holders of Defaulted Bonds that were not eligible to make an election with respect to the form of recovery on their claims or did not make an election are entitled to the Default Recovery with respect to their recognized claims. Under the RJ Plan, the Default Recovery consists of an unsecured right to receive payment of 100% of the principal amount of the recognized claims represented by:

•	Defaulted Bonds issued by Oi or Oi Coop in five annual, equal installments, commencing on July 22, 2038; and

•	Defaulted Bonds issued by PTIF in five annual, equal installments, commencing on June 19, 2038, which, in each case, we refer to as the Default Recovery Entitlement.

A holders Default Recovery Entitlement is denominated in the currency of the Defaulted Bonds with respect to which the Default Recovery Entitlement relates. The Default Recovery Entitlement with respect to Defaulted Bonds denominated in U.S. dollars or euros will not bear any interest. The Default Recovery Entitlement with respect to Oi’s 9.75% senior notes due 2016 will bear interest at the Brazilian TR rate (payable together with the last installment of principal), which will accrue as additional principal amount of the Default Recovery Entitlement until July 22, 2038, and thereafter be payable together with payments of principal amount of the Default Recovery Entitlement. The principal and accrued interest with respect to the Default Recovery Entitlement may be redeemed at any time and from time to time, in whole or in part, by the RJ Debtors at a redemption price of 15% of the aggregate principal amount of the Default Recovery Entitlement.

Civil Contingencies – ANATEL

By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, non-liquidated claims of ANATEL outstanding as of June 20, 2016 have been novated and ANATEL will be entitled to a recovery with respect to those clams similar to the Default Recovery described in “—Indebtedness—Long-Term Indebtedness—Default Recovery on Defaulted Bonds.”

Civil Contingencies – Other Claims

Under the RJ Plan, if judicial deposits have been made with respect to adjudicated civil claims, holders of these civil claims that expressly agree with the amounts of the civil claims acknowledged by the RJ Debtors, including those indicated in the Second List of Creditors, and waive the right to offer, propose, or proceed with credit actions, qualifications, divergences, objections, or any other measure (including appeals) which aim at increasing the amounts of their civil claims, will be paid, subject to the reduction of the amount of any civil claim classified as a Class III claim, through the application of judicial deposits related to these civil claims until the balance of the relevant judicial deposits has been exhausted. Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to a recovery with respect to the balance of that civil claim similar to the Default Recovery described in “—Indebtedness—Long-Term Indebtedness—Default Recovery on Defaulted Bonds.” Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to a recovery with respect to the balance of that civil claim similar to the Default Recovery described in “—Indebtedness—Long-Term Indebtedness—Default Recovery on Defaulted Bonds.” In the event that the related judicial deposit is greater than the amount that the holder of a civil claim is entitled to withdraw, the RJ Debtors will be entitled to withdraw the difference from the judicial deposit.

The amount of the claim of a holder of civil claims (other than claims of ANATEL and other regulatory agencies) that have been classified as Class III claims will be reduced based on the amount of such civil claims as follows:

•	Civil claims of more than R$1,000 and equal to or less than R$5,000 will be reduced by 15%;

•	Civil claims of more than R$5,000 and equal to or less than R$10,000 will be reduced by 20%;

•	Civil claims of more than R$10,000 and equal to or less than R$150,000 will be reduced by 30%; and

•	Civil claims of more than R$150,000 will be reduced by 50%.

Under the RJ Plan, if judicial deposits have been made with respect to unadjudicated civil claims, following adjudication of their claims, the holders of these civil claims that expressly agree with the amounts of the civil claims acknowledged by the RJ Debtors, including those indicated in the Second List of Creditors, and waive the right to offer, propose, or proceed with credit actions, qualifications, divergences, objections, or any other measure (including appeals) which aim at increasing the amounts of their civil claims, will be paid, subject to the reduction of the amount of any civil claim classified as a Class III claim, through the application of judicial deposits related to these civil claims until the balance of the relevant judicial deposits has been exhausted. Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to a recovery with respect to the balance of that civil claim similar to the Default Recovery described in “—Indebtedness—Long-Term Indebtedness—Default Recovery on Defaulted Bonds.” Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to a recovery with respect to the balance of that civil claim similar to the Default Recovery described in “—Indebtedness—Long-Term Indebtedness—Default Recovery on Defaulted Bonds.” In the event that the related judicial deposit is greater than the amount that the holder of a civil claim is entitled to withdraw, the RJ Debtors will be entitled to withdraw the difference from the judicial deposit.

Labor Contingencies

Under the RJ Plan, generally all labor claims will be paid in five equal monthly installments, beginning on the 6-month anniversary of the Brazilian Confirmation Date. Labor claims not yet adjudicated will be paid in five equal monthly installments, beginning six months after a final, non-appealable ruling of the relevant court hearing a labor claim.

Labor claims for which a judicial deposit has been posted by any of the RJ Debtors will be paid through the immediate disbursement of the amount deposited in court and, in the event that the related judicial deposit is lower than the labor claim listed by the RJ Debtors in the Second Creditor List, the judicial deposit shall be used to pay part of the labor claim and the outstanding balance of the labor claim will be paid after a decision is issued by the RJ Court that ratifies the amount due in five equal monthly installments, beginning six months after the Brazilian Confirmation Date. In the event that the related judicial deposit is greater than the amount of the labor claim, the RJ Debtors will be entitled to withdraw the difference from the judicial deposit.

Labor claims for which no judicial deposit has been posted by any of the RJ Debtors will be paid through judicial deposits to be attached to the court records of the related case.

Capital Expenditures

During the six-month ended June 30, 2018 and the year ended December 31, 2017, we modernized our core network, with a focus on infrastructure improvements and enhancing our customers’ experience, by making strategic investment decisions that allow us to do more with less. As a result, we expanded our fiber optic backbone, which enhanced our data traffic capabilities for fixed and mobile networks, to keep up with the growing demand, In addition, our performance on ANATEL’s network quality metrics improved.

Our efforts to be more efficient in our capital expenditures during the six-month ended June 30, 2018 and the year ended December 31, 2017 included: (1) renegotiating contracts with our suppliers; (2) increasing our involvement in fixed network sharing, including RAN sharing on our 4G network; and (3) structural projects that increase the efficiency of services to both fixed and mobile broadband customers (i.e. faster downloads, higher quality HD video channels, and improved voice and video calls) and reduce infrastructure costs.

Our capital expenditures on property, plant and equipment and intangible assets of our continuing operations were R$2,490 million during the six-months ended June 30, 2108, R$5,629 million during 2017, R$4,759 million during 2016 and R$4,048 million during 2015. The following table sets forth our capital expenditure payments on plant expansion and modernization of our continuing operations for the periods indicated.

	Six-Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015
	(in millions of reais)
Data transmission equipment	R$881	R$1,846	R$1,377	R$1,201
Installation services and devices	264	644	489	358
Mobile network and systems	297	602	707	528
Voice transmission	344	726	713	605
Information technology services	314	729	536	380
Telecommunication services infrastructure	207	496	468	444
Buildings, improvements and furniture	15	80	69	73
Network management system equipment	70	94	124	72
Backbone transmission	68	237	196	293
Internet services equipment	0	1	7	2
Other	30	174	73	92

Total capital expenditures	R$2,490	R$5,629	R$4,759	R$4,048

Our principal capital expenditures relate to a variety of projects designed to expand and upgrade our data transmission networks, our mobile services networks, our voice transmission networks, our information technology equipment and our telecommunications services infrastructure.

Data Transmission Equipment Programs

In our access networks, we have been engaged in a program of deploying fiber-to-the-home, or FTTH, technology to support our “triple play” and “quadruple play” services, using a GPON network engineered to support satellite video transport services, IP TV and RF overlay video services, internet with speeds up to 200 Mbps, and VoIP services.

We have acquired and installed data communications equipment to convert elements of our networks that used ATM protocol over legacy copper wire and SDH protocols to MPLS protocol over optical fiber, which supports IP and permits the creation of VPNs through our MetroEthernet networks. We also deployed an optical switching layer based on optical transport network technology in order to provide more efficient use of our DWDM capacity, fast restorations, and IP routers traffic offloading.

In 2015 Oi began implementing a new broadband data communications network architecture, which we refer to as the Single Edge project. This architecture enables Oi to offer access network services such as mobile, broadband, IPTV, and corporate customer links in a single platform, which eliminates the need for individual management of each type of access network, expedites the resolution of networks problems and minimizes maintenance and operation costs.

In 2015, we transformed our IP backbone to expand its capacity and speed to operate 10/100 Gbps line rate interfaces on our new OTN/DWDM network over 30,000 km of fiber-optic cable. The OTN/DWDM network is designed to protect against interruptions in service caused by external events and accidents. Since January 2014, Our OTN/DWDM network has experienced an average annual growth of traffic, especially in data traffic, of more than 40% per year.

In addition to expanding our IP backbone capacity, we are continuing to simplify our transport network architecture through the adoption of the single edge concept, which means using one single router to join our commercial, mobile and residential functions that would otherwise require many specialized routers. We believe that this network simplification will reduce both capital and operational expenditures.

Mobile Services Network Programs

2G & 3G Networks

We are implementing wireless local loop technology in areas not supported by our fixed-line network to provide service to our customers through our 2G network.

We have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of our mobile network. Since December 2007, when we acquired our authorizations to provide 3G services, we have engaged in a program of developing our 3G network. We are deploying new radio base stations and transceivers to improve our 3G coverage and quality in areas we already serve, reducing the level of signal congestion in these areas, and to expand our 3G service to municipalities in Regions I, II and III where we currently do not provide 3G service. We are continuing to upgrade portions of our 3G mobile network to support greater data rates through the HSPA+ standard.

We performed capacity expansions in 35% of our existing 3G sites during 2017 to increase the speed of our 3G connection. Furthermore, in order to improve the experience of our data service users, we began granting our 2G users access to our 3G network by migrating the user’s data plan from 2G to 3G and upgrading their devices to be 3G compatible.

4G Network

In June 2012, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 4G services throughout Brazil. We intend to offer 4G services throughout Brasil using LTE network technology and have begun deploying our 4G network. As part of this project, we have upgraded our existing mobile core to the LTE Evolved Packet Core, using an Evolved NodeB base station under a Radio Access Network that we will share with other Brazilian mobile services operators.

We extended LTE services in 2015 to cities with over 200,000 inhabitants, including 88 new municipalities, to cities with over 100,000 inhabitants in 2016, including 151 new municipalities, and to cities with less than 100,000 inhabitants in 2017, including 529 new municipalities as a result of obligations imposed by ANATEL.

Voice Transmission Network Programs

We are engaged in a program of investing in new equipment for our switching station to support next-generation networks to support offerings of new value-added services to our fixed-line customers. We believe that our investment in next-generation networks will:

•	assist us in meeting the increased demand for long distance traffic, both domestic and international, through the use of VoIP;

•	permit us to offer differentiated services, such voice over broadband; and

•	significantly promote fixed-to-mobile convergence.

As part of this program, we are concluding the deployment of an IP Multimedia Subsystem, or IMS, core that will facilitate our convergent voice, broadband and IP TV offerings. The IMS core not only will provide control for the VoIP resource but also integrated access control and authentication for all three services, significantly improving automation and speed for customer provisioning.

We are also undertaking a program of removing and replacing smaller switching stations and integrating these operations with other switching stations to promote efficiency in our operations.

We monitor the anticipated demands of new residential developments and the service demand growth of existing residential areas to ensure that we make adequate network equipment available to service the demands of these areas.

Information Technology Services Programs

We are investing in the expansion of supply of our cloud computing services in data centers, particularly in the State of São Paulo, in order to support the growing demand from our corporate customers. Our cloud computing services enable us to provide our customers with integrated telecommunications and information technology solutions.

Telecommunications Services Infrastructure Programs

We are investing in several structural projects in order to improve and modernize our business support systems, or BSS, and operational support systems, or OSS, and consolidate duplicative systems resulting from integrating previously acquired companies, thereby optimizing our capital and operational expenditure investments. Based on the Telemanagement Forum frameworks and best practices, our main projects are unified customer relationship management; network provisioning services; order management; consolidation of network inventory; network planning, project and construction; network fault management; performance management; customer experience management; API management and digital self-care, among others.

One of the primary projects connected to the OSS is related to assurance and quality. In March 2013, we began investing in a transition from a network centric monitoring system to a customer focused approach and thereby our network operations will migrate from network operations centers to service operations centers which will provide more efficient and customer-based support. We completed this project in January 2017.

Another of our projects is to improve fulfillment by speeding up service creation and provisioning, reduce costly human intervention and increase overall customer quality of experience through automation of fulfillment processes. Our goal is to evolve as close as possible to a zero-touch provisioning process, without user intervention. This project began in March 2012 and was completed in December 2016.

We are investing in the expansion of our transport networks in an effort to ensure that our networks continue to have the capacity to serve our customers and to support our plans to expand our services. In 2015, we activated the first chain in Brazil of entirely 100 Gbps interfaces along our OTN/DWDM network of over 30,000 km of fiber optic cables connecting 12 Brazilian capitals (Rio de Janeiro, São Paulo, Belo Horizonte, Vitoria, Porto Alegre, Florianópolis, Curitiba, Salvador, Fortaleza, Recife, Teresina and Brasilia). This structural transformation is intended to increase the quality and data transmission capacity of our network as well as protect against interruptions in service caused by external events and accidents.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to changes in exchange rates and interest rates. The principal market for the products and services of our continuing operations is Brazil, and substantially all of the revenues of our continuing operations are denominated in reais.

We have historically conducted derivative transactions to manage certain market risks, mainly the interest rate risk and foreign exchange risk. However, In connection with our deteriorating financial condition and the commencement of the RJ Proceedings, we reversed our derivative financial instruments during the second and third quarters of 2016. As of June 30, 2018 and December 31, 2017, we were not a party to any derivative financial instruments.

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. During 2017, approximately 10.9% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2017 would have resulted in an increase of R$56.3 million in the cost of our capital expenditures during 2017, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2017, R$36,577 million, or 74.4%, of our total consolidated loans and financing was denominated in foreign currency. As a result of the commencement of the RJ Proceedings on June 20, 2016, our foreign currency-denominated financial liabilities are part of the list of payables subject to renegotiation, payment of interest and repayment of principal of our loans and financing were suspended from the date of the commencement of the RJ proceeding through December 31, 2017, and we have not recorded exchange rate gains and losses on the balances of these financial liabilities during 2017.

Had our payment obligations under these financial liabilities not been suspended, we would have recorded foreign currency and monetary restatement losses of R$2,932 million during 2017 with respect to our foreign currency-denominated financial liabilities, based on exchange rates in effect at the end of 2017. The potential additional losses on foreign currency and monetary restatement during 2017 that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2017 would be approximately R$3,986 million, assuming that the amount and composition of our debt instruments were unchanged. The potential increase in our total consolidated debt obligations that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2017 would be approximately R$3,995 million.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2017, our total outstanding loans and financing was R$49,130 million, of which R$15,870 million, or 32.3%, bore interest at floating rates, including R$10,889 million of real-denominated indebtedness that bore interest at rates based on the CDI rate, TJLP rate or IPCA rate, and R$4,982 million of foreign currency-denominated indebtedness that bore interest at rates based on U.S. dollar LIBOR.

We invest our excess liquidity (R$6,999 million as of December 31, 2017) mainly in (1) certificates of deposit and time deposits issued by global and domestic financial institutions with AAA and AA ratings from international rating agencies, (2) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate which partially mitigates our exposure to Brazilian interest rate risk, and (3) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers of the investment funds created for us are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate.

As a result of the commencement of the RJ Proceedings on June 20, 2016, our financial liabilities are part of the list of payables subject to renegotiation, payment of interest and repayment of principal of our loans and financing were suspended from the date of the commencement of the RJ proceeding through December 31, 2017, and we have not recorded interest expenses on the balances of these financial liabilities during 2017.

Had our payment obligations under these financial liabilities not been suspended, we would have recorded interest expenses of R$3,334 million during 2017 with respect to our financial liabilities, based on the applicable interest rates in effect at the end of 2017. The potential additional interest expense during 2017 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on January 1, 2017 would be approximately R$141 million considering the impact in our debt obligations, but excluding the additional interest income that we would receive on our financial investments.

This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

BUSINESS

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 58.4 million RGUs as of June 30, 2018. We operate throughout Brazil and offer a range of integrated telecommunications services that include fixed-line and mobile telecommunication services, network usage (interconnection), data transmission services (including broadband access services), Pay-TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other telecommunications services for residential customers, small, medium and large companies and governmental agencies. We owned 355,273 kilometers of installed fiber optic cable, distributed throughout Brazil, as of June 30, 2018. Our mobile network covered areas in which approximately 90.4% of the Brazilian population lived and worked as of June 30, 2018. According to ANATEL, as of June 30, 2018, we had a 16.5% market share of the Brazilian mobile telecommunications market and a 32.4% market share of the Brazilian fixed-line market.

Our traditional Residential Services business in Brazil includes (1) local and long-distance fixed-line voice services and public telephones, in accordance with the concessions granted to us by ANATEL, (2) broadband services, (3) Pay-TV services, and (4) network usage services (interconnection). We are the largest fixed-line telecommunications company in Brazil in terms of total number of lines in service as of June 30, 2018. We are the principal fixed-line telecommunications services provider in our service areas, comprising the entire territory of Brazil other than the State of São Paulo, based on our 12.4 million fixed lines in service as of June 30, 2018, with a market share of 51.4% of the total fixed lines in service in our service areas as of June 30, 2018, according to ANATEL.

We offer a variety of high-speed broadband services in our fixed-line service areas, including services offered by our subsidiaries Oi Mobile and Brasil Telecom Comunicação Multimídia Ltda. Our broadband services utilize ADSL and VDSL technologies. As of June 30, 2018, we had 5,872,311 total subscribers, representing 48.6% of our fixed lines in service as of that date.

We offer Pay-TV services under our Oi TV brand. We deliver Pay-TV services throughout our residential service areas using DTH satellite technology and, in select urban areas, using fiber optic technology.

Our Personal Mobility Services business offers mobile telecommunications services throughout Brazil, as well as network usage services (interconnection). Based on our 38.9 million mobile subscribers as of June 30, 2018, we believe that we are one of the principal mobile telecommunications service providers in Brazil. Based on information available from ANATEL, as of June 30, 2018 our market share was 16.5% of the total number of mobile subscribers in Brazil.

Our B2B Services business provides voice, data, IT and Pay TV services to our SME and corporate (including government) customers throughout Brazil. We also provide wholesale interconnection, network usage and traffic transportation services to other telecommunications providers.

We also hold significant interests in telecommunications companies in Angola, Cape Verde, and São Tomé and Principe in Africa and Timor Leste in Asia. Our interests in telecommunications companies in Africa are held through Africatel, in which we own an 86% interest. Our interests in telecommunications companies in Timor Leste are mainly held through TPT, in which we own a 76.14% interest. On September 16, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel, representing 75% of the share capital of Africatel at the time. In addition, on June 17, 2015, our board of directors authorized our management to take the necessary measures to market our shares in TPT, representing 76.14% of the share capital of TPT. As a result, as of December 31, 2015, 2016 and 2017 and June 30, 2018, we recorded the assets and liabilities of Africatel and TPT as held-for sale, although we do not record Africatel or TPT as discontinued operations in our income statement due to the immateriality of the effects of Africatel and TPT on our results of operations. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when a sale of these assets may be completed.

Our principal executive office is located at Rua Humberto de Campos No. 425, 8th floor–Leblon, 22430-190 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-2918.

History and Development

Prior to the formation in 1972 of Telecomunicações Brasileiras S.A., or Telebrás, the Brazilian state-owned telecommunications monopoly, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all of the other telecommunications companies in Brazil and thus achieved a monopoly in providing public telecommunication services in almost all areas of the country.

Beginning in 1995, the Brazilian government undertook a comprehensive reform of Brazil’s telecommunications regulations. In July 1997, Brazil’s Congress adopted the Brazilian General Telecommunications Law (Lei Geral das Telecomunicações), which, together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, provided for the establishment of a comprehensive regulatory framework introducing competition into the Brazilian telecommunications industry and promoting the privatization of Telebrás and its subsidiaries.

Privatization of Telebrás

In January 1998, in preparation for its restructuring and privatization, Telebrás spun-off its previously integrated mobile telecommunications operations from its fixed-line operations into separate companies. In May 1998, Telebrás was restructured to form 12 new holding companies, or the New Holding Companies, by means of a procedure under Brazilian Corporation Law called cisão, or spin-off. Virtually all of the assets and liabilities of Telebrás were allocated to the New Holding Companies, including Telebrás’s interest in its operating subsidiaries. The New Holding Companies consisted of:

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eight holding companies, each of which controlled one or more mobile services providers, each operating in one of the ten service regions into which Brazil had been divided for mobile telecommunication services and using the frequency range called Band A (other than one mobile services provider that operated in two regions and one region in which the mobile services provider was not part of the Telebrás system);

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three regional holding companies, including Brasil Telecom Participações S.A., or Brasil Telecom Holding, and Tele Norte Leste Participações S.A., or TNL, each of which controlled the fixed-line service providers that provided local and intraregional long-distance service in one of the three service regions into which Brazil has been divided for fixed-line telecommunications; and

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a holding company, which controlled Empresa Brasileira de Telecomunicações – Embratel, or Embratel, a provider of domestic (including interstate and interregional) and international long-distance service throughout Brazil.

We are the successor to Brasil Telecom Holding and TNL, two of the New Holding Companies in the fixed-line telecommunications business. In the restructuring and privatization of Telebrás, Brasil Telecom Holding was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunication service in Region II, including our company, and TNL was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunication service in Region I, including Telemar (formerly known as Telecomunicações do Rio de Janeiro S.A.).

In August 1998, the Brazilian government privatized Telebrás by selling all of the voting shares that it held in the New Holding Companies, including Brasil Telecom Holding and TNL, to private-sector buyers.

Consolidation of Operating Subsidiaries of Brasil Telecom Holdings and TNL

Following the formation of Brasil Telecom Holding, it provided fixed-line telecommunication services through nine separate operating subsidiaries, including our company, each of which provided telecommunication services in one of the nine states of Region II or the Federal District of Brazil. In February 2000, Brasil Telecom Holding implemented a corporate reorganization, which resulted in each of its other fixed-line operating companies being merged into our company.

Following its formation, TNL provided fixed-line telecommunication services through 16 separate operating subsidiaries, including Telemar, each of which provided telecommunication services in one of the 16 states of Region I. In August 2001, TNL implemented a corporate reorganization, which resulted in each of its other fixed-line operating companies being merged into Telemar.

Growth of Our Business

Following the consolidation of our operations, we engaged in several transactions to grow our business and diversify the telecommunications services that we offered, including:

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our acquisition in July 2000 of the control of Companhia Riograndense de Telecomunicações, or CRT. CRT was the leading fixed-line telecommunication service company in the State of Rio Grande do Sul. In December 2000, CRT was merged with and into our company.

•	our formation in October 2001 of our subsidiary BrT Serviços de Internet S.A., or BrTI, to provide broadband internet services. In March 2018, BrTI was merged with and into Oi Mobile.

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our formation in December 2002 of our subsidiary Oi Mobile (formerly known as 14 Brasil Telecom Celular S.A.), to provide personal mobile services (Serviço Móvel Pessoal) in Region II. In December 2002, Oi Mobile was granted an authorization by ANATEL to provide personal mobile services in Region II following its successful bid in an auction held for the authorization and the related radio frequency license. Oi Mobile commenced operations in September 2004.

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our acquisition in June 2003 of the submarine fiber-optic cable system of 360 Networks Americas do Brasil Ltda. We refer to this system as GlobeNet. GlobeNet consists of a fiber optic cable system that connects the United States, Bermuda, Brazil, Venezuela and Colombia.

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our acquisition in May 2004 of substantially all of the share capital of Vant Telecomunicações S.A., or Vant, that we did not own. Prior to this acquisition, we owned 19.9% of the share capital of Vant. Vant offered Internet Protocol, or IP, services as well as other services to the corporate market throughout Brazil.

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our acquisition in May 2004 of substantially all of the share capital of Brasil Telecom Comunicação Multimidia Ltda. (formerly known as MetroRED Telecomunicações Ltda.) or Brasil Telecom Multimedia, that we did not own. Prior to this acquisition, we owned 19.9% of the share capital of Brasil Telecom Multimedia. Brasil Telecom Multimedia is a leading local fiber optic network provider and also has an internet solutions data center in São Paulo which provides internet support to our customers. In October 2012, Vant merged with and into Brasil Telecom Multimedia.

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the commencement of operations in December 2007 of our subsidiary Brasil Telecom Call Center S.A., which renders call center services to us and our subsidiaries that demand this type of service through call centers in Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba, which replaced our 30 pre-existing sites.

Acquisition of Our Company by Telemar

Between April 2008 and July 2009, Telemar’s wholly owned subsidiary Coari Participações S.A., or Coari, acquired (1) 54.7% of the outstanding share capital, including 91.7% of the outstanding voting share capital, of Brasil Telecom Holding, and (2) 10.9% of the outstanding share capital, including 0.3% of the outstanding voting share capital, of our company in a series of transactions that included the purchase of its then-controlling shareholder Invitel S.A., or Invitel, the purchase of common shares of Brasil Telecom Holding owned by the shareholders of Invitel, and purchases of common and preferred shares of Brasil Telecom Holding and our company in open market purchases and tender offers. Prior to and following these transactions, Brasil Telecom Holding owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of our company.

Merger of Brasil Telecom Holding into Brasil Telecom

On September 30, 2009, the shareholders of our company and Brasil Telecom Holding approved a merger (incorporação) under Brazilian law of Brasil Telecom Holding with and into our company, with our company as the surviving company. As a result of this merger, Brasil Telecom Holding ceased to exist and Coari owned 48.2% of the total outstanding share capital of our company, including 79.6% of our outstanding voting share capital.

Corporate Reorganization of TNL, Telemar Coari and Our Company

On February 27, 2012, the shareholders of TNL, Telemar, Coari and our company approved a series of transactions, which we refer to as the corporate reorganization, including:

•	a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which Telemar became a wholly-owned subsidiary of Coari;

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a merger (incorporação) under Brazilian law of Coari with and into our company, with our company as the surviving company, which we refer to as the Coari merger, in which Coari ceased to exist and Telemar became a wholly-owned subsidiary of our company; and

•	a merger (incorporação) under Brazilian law of TNL with and into our company, with our company as the surviving company, which we refer to as the TNL merger, in which TNL ceased to exist.

As a result of these transactions, TmarPart, the then-controlling shareholder of TNL, became our direct controlling shareholder and Telemar became our direct wholly-owned subsidiary. At the time of the corporate reorganization, Telemar provided telecommunications services in Region I of Brazil similar in scope to the services that we provided in Region II of Brazil. On February 27, 2012, our shareholders approved the change of our corporate name to Oi S.A.

Acquisition of Shares of Additional Shares of Pharol

As a result of the corporate reorganization, we became the indirect owner of 64,557,566 shares of Pharol, representing 7.2% of its outstanding shares, that were owned by Telemar. Between April 4, 2012 and May 25, 2012, we acquired 25,093,639 additional shares of Pharol, increasing our holdings in Pharol to 89,651,205 common shares, representing 10.0% of its outstanding shares.

Divestment of Non-Strategic Assets

Between December 2012 and December 2014, we entered into various transactions to divest non-strategic assets in order to (1) monetize assets that are not essential to our operations, and (2) obtain savings by entering into agreements with the purchasers to provide us the related services on favorable terms, thus reducing capital expenditures and maintenance expenses, including:

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our sale in December 2012 of our wholly-owned subsidiary Sumbe Participações S.A., or Sumbe, which owned approximately 1,200 communications towers and rooftop antennae used in our mobile services business. Contemporaneously with the sale of Sumbe, we entered into an operating lease agreement with a term of 15 years with Sumbe permitting us to continue to use space on these communications towers and rooftop antennae for our mobile services business.

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our assignment in August 2013 of the right to use 4,226 fixed-line communications towers that formed part of our infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. We have entered into agreements to lease the communications towers from the assignees for 20-year terms (renewable for another 20 years).

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our assignment in November 2013 of the right to use 2,113 fixed-line communications towers that formed part of our infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. We have entered into agreements to lease the communications towers from the assignees for 20-year terms (renewable for another 20 years).

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our sale in January 2014 of Brasil Telecom Cabos Submarinos Ltda. and its subsidiaries (other than Brasil Telecom de Venezuela S.A.) and our sale in May 2014 of Brasil Telecom de Venezuela S.A., which collectively operate the GlobeNet submarine fiber-optic cable system with 22,500 kilometers of fiber optic submarine cables, composed of two rings of protected submarine cables, linking connection points between the United States, Bermuda, Venezuela, Colombia and Brazil. As part of this transaction, GlobeNet will supply guaranteed submarine cable capacity to us and our subsidiaries at a fixed price for a term of 13 years.

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Our sale in March 2014 of our wholly-owned subsidiary Caryopoceae SP Participações S.A., or Caryopoceae, which owned 2,007 telecommunications towers and rooftop antennae used in our mobile services business. Prior to the sale of Caryopoceae, we entered into an operating lease agreement with a term of 15-years with Caryopoceae (renewable for another five years) permitting us to continue to use space on these communications towers and rooftop antennae for our mobile services business.

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Our sale in December 2014 of our wholly-owned subsidiary Tupã Torres S.A., or Tupã Torres, which owned 1,641 telecommunications towers and rooftop antennae used in our mobile services business. Contemporaneously with the sale of Tupã Torres, we entered into an operating lease agreement with a term of 15-years with Tupã Torres (renewable for another five years) permitting us to continue to use space on these communications towers and rooftop antennae for our mobile services business.

Merger of TNL PCS into Oi Mobile

On February 1, 2014, TNL PCS S.A., the mobile services provider owned by our subsidiary Telemar, or TNL PCS, merged with and into Oi Mobile. As a result of this merger, Oi Mobile became our sole mobile services provider and mobile data and subscription television provider.

Oi Capital Increase and Acquisition of PT Portugal

On May 5, 2014, we completed a capital increase, which we refer to as the 2014 capital increase, in which we issued 226,254,457 Common Shares and 452,508,914 Preferred Shares for an aggregate of R$8.25 billion in cash and R$5.71 billion in assets contributed to our company by Pharol, consisting of all of the shares of its subsidiary PT Portugal.

In anticipation of the 2014 capital increase, Pharol contributed all operating assets directly or indirectly owned by Pharol to PT Portugal, and PT Portugal assumed all of Pharol’s liabilities, including the outstanding indebtedness of its subsidiary PTIF. As a result of the contribution of these assets to PT Portugal, at the time of our acquisition of PT Portugal, PT Portugal provided telecommunications services in Portugal and in certain countries in sub-Saharan Africa and Asia. In Portugal, PT Portugal provided services in the following customer categories:

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Residential services, which include integrated networks inside the customer’s home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including IP TV and DTH satellite pay-TV services), game consoles, PCs, laptops, tablets and smartphones.

•	Personal services, which are mobile telecommunications services, such as voice, data and Internet-related multimedia services provided to personal (i.e., individual) customers.

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Enterprise services, including Corporate and SME /SoHo services, which provide PT Portugal’s corporate and medium and small business customers with integrated data and business solutions, as well as Information Technology/Information Systems, or IT/IS, and business process outsourcing, or BPO, services.

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Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

In addition, PT Portugal had significant interests in telecommunications companies in Angola, Cape Verde, Namibia and São Tomé and Principe in Africa and East Timor in Asia.

In connection with this transaction, TmarPart and certain of its shareholders undertook various transactions with Pharol and its subsidiaries as a result of which Pharol increased its holdings in our share capital. Following the conclusion of these transactions and the 2014 capital increase, Pharol owned 32.82% of our outstanding share capital, including 37.66% of our outstanding voting capital.

In connection with this transaction, we had agreed with Pharol to engage in a subsequent merger of shares (incorporação de ações) under Brazilian law in which we were to become a wholly owned subsidiary of TmarPart and TmarPart and Pharol would engage in a subsequent merger (incorporação) under Portuguese and Brazilian law of Pharol with and into TmarPart, with TmarPart as the surviving company. These transactions were subsequently abandoned.

Rio Forte Defaults and PT Exchange

Prior to the 2014 capital increase, Pharol’s then wholly-owned subsidies PTIF and PT Portugal subscribed to an aggregate of €897 million principal amount of commercial paper of Rio Forte that matured in July 2014. As a result of our acquisition of PT Portugal as part of the 2014 capital increase, we became the creditor under this commercial paper.

Rio Forte is a wholly-owned subsidiary of Espírito Santo International, S.A. and is an indirect holder of 49% of Espírito Santo Financial Group S.A., which in turn owned 27.3% of the capital stock of Banco Espírito Santo, S.A.

On July 15 and 17, 2014, Rio Forte defaulted on the commercial paper held by PTIF and PT Portugal. On July 22, 2014, Rio Forte filed a petition for controlled management with the courts of Luxembourg after concluding that it was not in a position to fulfill the obligations resulting from certain debts that had matured in July 2014. The Luxembourg Commercial Court denied Rio Forte’s request for controlled management on October 17, 2014 and declared Rio Forte bankrupt on December 8, 2014.

On September 8, 2014, we, TmarPart, Pharol and our subsidiaries PT Portugal and PTIF, entered into an Exchange Agreement, which we refer to as the PT Exchange Agreement, and a stock option agreement, which we refer to as the PT Option Agreement. On the same date, we, Pharol and TmarPart executed a terms of commitment agreement, which we refer to as the Terms of Commitment Agreement. For more information regarding the PT Option Agreement and the Terms of Commitment Agreement, see “Principal Shareholders—PT Option Agreement” and “—Terms of Commitment Agreement.”

On March 24, 2015, PT Portugal assigned its rights under the PT Exchange Agreement and the PT Option Agreement to PTIF. On March 27, 2015, PT Portugal assigned all of its rights and obligations under the Rio Forte commercial paper that it owned to PTIF.

Under the PT Exchange Agreement, we agreed to transfer the defaulted Rio Forte commercial paper to Pharol and Pharol agreed to deliver to us an aggregate of 47,434,872 Common Shares and 94,869,744 Preferred Shares, representing 16.9% of our outstanding share capital, including 17.1% of our outstanding voting capital prior to giving effect to the PT Exchange.

On March 30, 2015, the transactions contemplated by the PT Exchange Agreement were completed through the transfer of Rio Forte commercial paper in the aggregate amount of €897 million to Pharol in exchange for 47,434,872 Common Shares and 94,869,744 Preferred Shares.

Sale of PT Portugal

On June 2, 2015, we sold all of the share capital of PT Portugal to Altice Portugal under the PTP Share Purchase Agreement for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds €2,750 million. We refer to this transaction as the PT Portugal Disposition.

In connection with the closing of the PT Portugal Disposition, Altice Portugal disbursed €5,789 million, of which €869 million was used by PT Portugal to prepay outstanding indebtedness, and €4,920 million was paid to our company in cash. We used the net cash proceeds of the PT Portugal Disposition for the prepayment and repayment of indebtedness of our company.

In anticipation of the PT Portugal Disposition, PT Portugal transferred all of the outstanding share capital of PTIF, its wholly-owned finance subsidiary, to Oi. As a result of this transfer, the indebtedness of PTIF, which had previously been classified as liabilities associated with assets held for sale in our consolidated financial statements, was reclassified as indebtedness of our company. In addition, in connection with the PT Portugal Disposition, PTIF assumed all obligations under PT Portugal’s outstanding 6.25% Notes due 2016.

In addition, PT Portugal transferred to Oi all of the outstanding share capital of PT Participações, which holds:

•	our interest in Africatel, which holds our interests in telecommunications companies in Africa, including telecommunications companies in Angola, Cape Verde and São Tomé and Principe; and

•	our interests in TPT, a Portuguese holding company that owns Timor Telecom, S.A., which provides telecommunications, multimedia and IT services in Timor Leste in Asia.

Merger with TmarPart

On September 1, 2015, TmarPart merged with and into our company. In this merger, the net assets of TmarPart, in the amount of R$122.4 million were merged into the shareholders’ equity of Oi and as a result of the merger, TmarPart ceased to exist. The merger of TmarPart with and into Oi also resulted in the transfer to the shareholders’ equity of Oi of goodwill derived from the acquisition of equity interest recorded by TmarPart and its principal shareholders, Bratel Brasil S.A., AG Telecom Participações S.A. and LF Tel S.A., in accordance with applicable Brazilian law. In the merger of TmarPart with and into Oi, shareholders of TmarPart received the same number of shares of Oi as were held by TmarPart immediately prior to the merger of TmarPart with and into Oi in proportion to their holdings in TmarPart.

Voluntary Share Exchange

On October 8, 2015, we completed a voluntary share exchange under which we had offered (1) the holders of our Preferred Shares (including Preferred Shares represented by the Preferred ADSs), the opportunity to convert their Preferred Shares into Common Shares at a ratio of 0.9211 Common Shares for each Preferred Share, plus cash in lieu of any fractional share, and (2) the holders of the Preferred ADSs the opportunity to exchange their Preferred ADSs for Common ADSs at a ratio of 0.9211 Common ADSs for each Preferred ADS, plus cash in lieu of any fractional Common ADS. Holders of 314,250,655 Preferred Shares tendered their Preferred Shares for conversion or exchange of the related Preferred ADSs. Pharol participated in the voluntary share exchange and surrendered all of its Preferred Shares for conversion. As a result of the voluntary share exchange, 314,250,655 outstanding Preferred Shares were cancelled and in exchange we issued 289,456,278 outstanding Common Shares.

Outsourcing of Mobile Handset and Tablet Inventory and Distribution Management

In September 2015, we entered into an agreement with Allied S.A., or Allied, a technology equipment distributor in Brazil, pursuant to which Allied has agreed to manage the purchase, distribution and sale of mobile handsets and tablets exclusively to our sales channels. We remain responsible for the strategic management of the supply chain, the relationship with our sales channels and the choice of our handset portfolio. We entered into this agreement with Allied as part of our effort to further accelerate sales and the migration of our mobile customer base to 3G and 4G smartphones, improve logistics efficiencies associated with the supply of mobile handsets and tablets to our sales channels, reduce logistics and warehousing costs and reduce the working capital used in carrying handset and tablet inventories.

Insourcing of Maintenance Operations

Between October 2015 and May 2016, we acquired the operations of several of our installation and maintenance service providers in order to reduce our maintenance costs and more effectively manage these services, including:

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our acquisition in October 2015 of the operations in Rio de Janeiro of Telemont Engenharia de Telecomunicações S.A., or Telemont. We had previously been a party to a services agreement with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the State of Rio de Janeiro.

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our acquisition in April and May 2016 of the operations in the States of Rio Grande do Sul, Santa Catarina and Paraná of A.R.M. Engenharia Ltda., or A.R.M. Engenharia. We had previously been a party to a services agreements with A.R.M. Engenharia for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Rio Grande do Sul, Paraná and Santa Catarina.

•	our acquisition in June 2016 of all of the share capital of A.R.M. Engenharia, which we have renamed Rede Conecta – Serviços de Rede S.A.

Settlement of Africatel Arbitration and Sale of Interest in MTC

On June 16, 2016, our wholly-owned subsidiaries PT Participações and Africatel GmbH & Co KG, or Africatel KG, and our 75%-owned subsidiary Africatel entered into a series of agreements with Samba Luxco S.à r. l., or Samba Luxco, an affiliate of Helios Investors L.P. and the owner of the remaining 25% of Africatel, with the primary purpose of settling the arbitral proceedings commenced in the International Court of Arbitration of the International Chamber of Commerce against Africatel KG in November 2014. Samba Luxco brought these proceedings in an effort to enforce a put right under a shareholders agreement between Samba Luxco and Africatel KG with respect to their holdings in Africatel, which we refer to as the Africatel shareholders agreement, that Samba Luxco claimed that it was entitled to exercise as a result of our acquisition of PT Portugal in May 2014.

The agreements entered into on June 16, 2016 included an amendment to the Africatel shareholders agreement and a Settlement and Share Exchange Agreement, which we refer to as the Settlement Agreement, under which Samba Luxco agreed, upon the implementation of the Settlement Agreement: (1) to terminate the ongoing arbitration proceeding and release our subsidiaries from all past and present claims related to alleged breaches of the Africatel shareholders agreement asserted in the arbitration proceeding, (2) to waive certain approval rights it had under the Africatel shareholders agreement, and (3) to transfer 11,000 shares of Africatel to Africatel, resulting in a decline of Samba Luxco’s stake in Africatel from 25% to 14%. In exchange, Africatel agreed to transfer to Samba Luxco its stake in the capital of MTC, a telecommunications operator in Namibia, which represented approximately 34% of the share capital of MTC.

On January 31, 2017, the transactions provided for in the Settlement Agreement were completed. As a result, Samba Luxco reduced its stake in Africatel to 14,000 shares and Africatel transferred to Samba Luxco its stake in MTC. On March 29, 2017, Africatel KG and Samba Luxco adopted a shareholders’ resolution under which the 11,000 Africatel shares that Samba Luxco had transferred to Africatel were cancelled and an additional 1,791 Africatel shares held by Samba Luxco were cancelled. As a result the stakes of Africatel KG and Samba Luxco in Africatel are 86% and 14%, respectively.

Our Judicial Reorganization Proceedings

Background of Judicial Reorganization Proceedings

On March 9, 2016, we retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile.

On April 15, 2016, meetings of holders of our 5th Issue of Unsecured, Nonconvertible Public Debentures, or the 5th issue, and our 9th Issue of Simple, Unsecured, Nonconvertible Debentures in up to Two Series, for Public Distribution, or the 9th series, were held as a result of our failure to comply with certain financial ratios set forth in the instruments governing the 5th issue and the 9th issue. These defaults were not waived by the holders of these instruments, payments under these instruments were accelerated and in April 2016, the outstanding amount due under the 5th issue of R$1.5 million and the outstanding amount due under the 9th issue of R$21.5 million were repaid. These accelerations and repayments did not result in the accelerated maturity of any of our other indebtedness.

On April 25, 2016, we entered into a customary non-disclosure agreement with Moelis & Company, who acts as advisor for the Ad Hoc Group, as an initial step towards discussions of a potential restructuring of our indebtedness.

Although we engaged in negotiations with the Ad Hoc Group seeking mutual agreement as to the basis for a consensual restructuring of the indebtedness of our company, after considering the challenges arising from our economic and financial situation in connection with the maturity schedule of our financial debts, the threats to our cash flows represented by imminent attachments or freezings of assets in judicial lawsuits, and the urgent need to adopt measures that protect our company, we concluded that filing for judicial reorganization (recuperação judicial) in Brazil would be the most appropriate course of action.

Judicial Reorganization Proceedings

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant an urgent measure approved by our board of directors. The filing of the petition that commenced the RJ Proceedings was a step towards our financial restructuring.

On June 21, 2016 the RJ Court issued a decision on an interim relief request, or the RJ Interim Order, granting the RJ Debtors (i) a 180 business day stay of all lawsuits and execution acts against the RJ Debtors, and (ii) the dismissal of the presentation of negative tax certificates.

On June 29, 2016, the RJ Court granted the processing of the RJ Proceedings of the RJ Debtors. The order of the RJ Court granting this processing included, among other things, (1) the reiteration of the RJ Interim Order, (2) the requirement that the RJ Debtors add “in judicial reorganization” after their respective business names, and (3) the requirement that the RJ Debtors present monthly statements of accounts throughout the RJ Proceedings

On July 22, 2016:

•	the request for judicial reorganization was ratified by the shareholders of Oi at an extraordinary shareholders’ meeting.

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the RJ Court appointed PricewaterhouseCoopers Assessoria Empresarial Ltda. as the judicial administrator of the RJ Debtors responsible for verification of claims and opinions on financial matters, and appointed Escritório de Advocacia Arnoldo Wald e Advogados Associados to act as the judicial administrator of the RJ Debtors responsible for opinions on legal matters and verification of claims. We refer to the judicial administrators of the RJ Debtors in Brazil singly and collectively as the Judicial Administrator.

On September 5, 2016, the RJ Debtors filed an initial judicial reorganization plan with the RJ Court, which we refer to as the Initial RJ Plan, proposing the terms and conditions for the restructuring of the debt of the RJ Debtors, and proposing actions that could be adopted to overcome the financial distress of the RJ Debtors and ensure their continuity as going concerns. In accordance with the Brazilian Bankruptcy Law, under the Initial RJ Plan, the creditors of the RJ Debtors were classified in four separate classes: (1) Class I claims, consisting of labor-related claims, (2) Class II claims, consisting of secured claims, (3) Class III claims, consisting of unsecured claims (excluding claims of micro-business owners and small businesses), and (4) Class IV claims, consisting of claims of microbusiness owners and small businesses.

Under Brazilian law, the RJ Debtors were required to submit to the RJ Court a list of their creditors for publication, which we refer to as the First List of Creditors. The First List of Creditors submitted by the RJ Debtors to the RJ Court was published in the Official Gazette of the State of Rio de Janeiro on September 20, 2016. The total amount payable to parties not controlled by the RJ Debtors included in the First List of Creditors was approximately R$65.4 billion. Following the date of publication of the First List of Creditors, all creditors had the chance to file with the Judicial Administrator on or prior to October 11, 2016 (1) a proof of claim, if the amounts claimed to be owed to them were not included in the First List of Creditors, or (2) a statement of discrepancy if the creditor disputed the amount or classification of the amount claimed to be owed to it that was included in the First List of Creditors. Under Brazilian law, following the expiration of the period to file proofs of claim and statements of discrepancies, the Judicial Administrator of the RJ Debtors were required to submit to the RJ Court a revised list of creditors for publication, which we refer to as the Second List of Creditors. Under Brazilian law, only creditors with claims against the RJ Debtors, as verified through their inclusion in the Second List of Creditors, were entitled to vote at the GCM.

On October 4, 2016, the RJ Court rendered a decision recognizing that the holders of beneficial interests in the Defaulted Bonds had the right under the Brazilian Bankruptcy Law to individualize claims represented by their beneficial interests in those bonds and to vote in the GCM, but ruling that the trustees under the instruments under which such bonds were issued would be granted the right to represent and vote on behalf of holders of beneficial interests in those bonds that did not individualize their claims and therefore would be otherwise unable to vote in the GCM, or the Trustee Voting Decision. The Trustee Voting Decision was appealed by the RJ Debtors, and on October 31, 2017, the Brazilian Court of Appeals denied the appeal filed by the RJ Debtors, confirming the Trustee Voting Decision and allowing the trustees under the instruments under which such bonds were issued to represent and vote in the GCM on behalf of holders of beneficial interests in those bonds that did not individualize their claims.

On November 21, 2016, we engaged Laplace Finanças Empreendimentos e Participações Ltda. as our financial advisor with respect to the RJ proceeding and related matters, replacing PJT Partners.

On March 31, 2017, the RJ Court substituted PricewaterhouseCoopers Assessoria Empresarial Ltda. in its role as Judicial Administrator with Escritório de Advocacia Arnoldo Wald e Advogados Associados, which became he sole Judicial Administrator in the RJ Proceedings.

On May 29, 2017, following the review by the Judicial Administrator of all proofs of claim and statements of discrepancy, and the completion of necessary revisions, the Second List of Creditors was published in the Official Gazette of the State of Rio de Janeiro. Following the publication of the Second List of Creditors, persons claiming to be creditors of the RJ Debtors were permitted to file challenges to the Second List of Creditors with the RJ Court on or prior to the 10th business day following publication. In addition, creditors recognized in the Second List of Creditors were permitted to file objections to the Initial RJ Plan filed by the RJ Debtors with the RJ Court on or prior to the 30th business day following publication of the Second List of Creditors.

On August 21, 2017, the RJ Court granted the RJ Debtors request that the RJ Debtors be substantively consolidated in the RJ Proceeding, effectively requiring pooling the assets and liabilities of the RJ Debtors for purposes of distributions to creditors under a judicial reorganization plan and the creditors for purposes of voting on the any judicial reorganization plan, which we refer to as the Substantive Consolidation Decision. The Substantive Consolidation Decision was appealed by several creditors of the RJ Debtors, by Mr. Jasper Berkenbosch, in his capacity as Oi Coop’s bankruptcy trustee in the Netherlands, and by Mr. J.L.M. Groenewegen, in his capacity as PTIF’s bankruptcy trustee in the Netherlands, whom we refer to as the PTIF Trustee, and on September 22, 2017, the Reporting Judge of the Brazilian Court of Appeals rendered preliminary decisions partially staying the effects of the Substantive Consolidation Decision, ruling that (1) the Judicial Administrator was required to present segregated lists of creditors for each of the RJ Debtors and provide any relevant information to adequately assess each of the RJ Debtors independently, and (2) the GCM would be required to hold a vote on the issue of substantive consolidation separately from a vote on the judicial reorganization plan itself to the extent that the creditors’ vote would determine whether to substantively consolidate the RJ Debtors.

On August 23, 2017, following the expiration of the period for creditors to object to the Initial RJ Plan, the RJ Court scheduled the dates for the GCM. The GCM was scheduled to take place on first call on October 9, 2017.

On August 30, 2017, based on our progress in its discussions with certain holders of the Defaulted Bonds, we entered into non-disclosure agreements with certain holders of the Defaulted Bonds, which we refer to as the unaffiliated bondholders, to facilitate discussions and negotiations concerning our capital structure, potential alternative judicial reorganization plans, and a potential cash infusion in our company through a capital increase. We, together with our financial and legal advisors, met with these bondholders and their financial and legal advisors, on multiple occasions in August, September and October 2017 to discuss the terms of potential revisions to the Initial RJ Plan and related transactions.

On September 27, 2017, the RJ Debtors requested that the RJ Court postpone the GCM by 15 days so that the GCM scheduled on first call would take place on October 23, 2017. The RJ Court approved this request on the same day.

On October 10, 2017, based on our progress in its discussions with certain holders of the Defaulted Bonds, we entered into non-disclosure agreements with certain holders of the Defaulted Bonds that are members of the steering committee of the Ad Hoc Group, as well as certain holders of the Defaulted Bonds that are members of the steering committee of the IBC, to facilitate potential discussions and negotiations concerning potential revisions to the Initial RJ Plan and related transactions. We, together with our financial and legal advisors, met with these bondholders and their financial and legal advisors, as well as representatives of certain export credit agencies that were creditors of some of the RJ Debtors and their financial and legal advisors, on multiple occasions in October, November and December 2017 to discuss the terms of potential revisions to the Initial RJ Plan, subsequent judicial reorganization plans, and related transactions.

Also on October 10, 2017, our board of directors approved a revised judicial reorganization plan, or the Second RJ Plan, which was filed with the RJ Court on October 11, 2017.

On October 20, 2017, in response to the requests made by certain creditors of the RJ Debtors, the RJ Court postponed the GCM scheduled on first call by 14 days until November 6, 2017.

On October 23, 2017, in response to a request from the Judicial Administrator, the RJ Court postponed the GCM scheduled on first call by four days until November 10, 2017.

On November 3, 2017, our board of directors (1) resolved to approve the final terms of a plan support agreement negotiated with the unaffiliated bondholders to be offered to all holders of the Defaulted Bonds, and to authorize us to file an amendment to the Second RJ Plan with the RJ Court, contemplating the final terms of the plan support agreement, and (2) appointed two of its members, Hélio Calixto da Costa and João do Passo Vicente Ribeiro, as members of Oi’s board of executive officers without specific designation.

On November 6, 2017, ANATEL ordered us to, among other things, (1) formally submit to ANATEL the draft plan support agreement approved by Oi’s board of directors on November 3, 2017, and (2) refrain from signing the plan support agreement prior to its review by ANATEL.

On November 9, 2017, in response to new requests made by certain creditors of the RJ Debtors, the RJ Court postponed the GCM so that the GCM scheduled on first call would take place on December 7, 2017.

On November 17, 2017, the RJ Court ordered that Hélio Calixto da Costa and João do Passo Vicente Ribeiro, who had been appointed as executive officers of Oi by Oi’s board of directors on November 3, 2017, refrain from interfering in matters related to RJ Proceedings, as well as the negotiation and preparation of the judicial reorganization plan for the RJ Debtors, without prejudice to the regular exercise of their other operational duties in the direction of our company, prior to further review of their appointments and powers by the RJ Court.

On November 22, 2017, Oi’s board of directors approved a revised plan support agreement and a revised judicial reorganization plan, or the Third RJ Plan, which were filed with the RJ Court on November 27, 2017 following the resignation of Marco Norci Schroeder as Oi’s chief executive officer on November 24, 2017 and the election of Eurico de Jesus Teles Neto, Oi’s general counsel, as Oi’s new chief executive officer on November 27, 2017. On November 27, 2017, ANTEL ordered us not to execute the revised plan support agreement.

On November 29, 2017, the RJ Court again postponed the GCM scheduled on first call until December 19, 2017 (continuing on December 20, 2017, if necessary). In its decision, the RJ Court, (1) confirmed its earlier suspension of the power of Hélio Calixto da Costa and João do Passo Vicente Ribeiro, who had been appointed as executive officers of Oi by Oi’s board of directors on November 3, 2017, to participate in the negotiation of our judicial reorganization plan, and (2) directed Oi’s chief executive officer to negotiate and present a revised judicial reorganization plan for consideration by the GCM no later than December 12, 2017.

On December 12, 2017, as directed by the RJ Court and with the approval of Oi’s chief executive officer, the RJ Debtors filed a revised judicial reorganization plan, or the Fourth RJ Plan, with the RJ Court.

Approval of Judicial Reorganization Plan at the GCM

On December 19 and 20, 2017, the GCM to consider approval of the Fourth RJ Plan was held following the confirmation that the required quorum of creditors of each of classes I, II, III, and IV was in attendance. During the GCM, our management engaged in further negotiations to make certain revisions to the Fourth RJ Plan with various parties-in-interest, including Brazilian banks, ANATEL, lenders under the RJ Debtors’ facilities with export credit agencies, the Ad Hoc Group, the IBC and other significant holders of the Defaulted Bonds. As part of the RJ Plan, we negotiated the terms of the Commitment Agreement with members of the Ad Hoc Group, the IBC and certain other unaffiliated bondholders under which such bondholders agreed to backstop the Rights Offer. The GCM concluded on December 20, 2017 following the approval of a judicial reorganization plan reflecting amendments to the Fourth RJ Plan as negotiated during the course of the GCM, which we refer to as the RJ Plan.

As required by the ruling of the Brazilian Court of Appeals, creditors voted first to approve the substantive consolidation of the RJ Debtors. The RJ Plan was approved by a significant majority of creditors of each class present at the GCM.

Confirmation of Judicial Reorganization Plan by RJ Court

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date.

The Brazilian Confirmation Order, according to its terms, is currently binding on all parties, although still subject to appeals with no suspensive effect attributed to it. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims are entitled only to receive the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan.

As of the deadline to file interlocutory appeals, 27 interlocutory appeals had been filed against and 20 motions for clarification had been filed with respect to the Brazilian Confirmation Order (the RJ Court considered three simple petitions challenging the Brazilian Confirmation Order as motions for clarification). In addition, four motions for clarification had been filed against the decisions entered by the RJ Court in respect of the motions for clarification filed against the Brazilian Confirmation Order. Although subject to these pending clarification motions and interlocutory appeals, the Brazilian Confirmation Order has not been stayed, fully or partially, and therefore remains in full force and effect, according to its terms.

The deadline to file appeals against the Brazilian Conformation Order had been interrupted with respect to persons that had timely filed motions for clarification with respect to the Brazilian Confirmation Order until the date on which the RJ Court entered its decision in respect of such motions for clarification. Following the decision on any such motion for clarification, parties in interest had to file an appeal within 15 business days from the date of such decision. As of the date of this prospectus, all motions for clarifications have been resolved by decisions of the RJ Court, and the term to file an appeal against the Confirmation Order has ended for all parties.

As of the deadline to file appeals against the decisions of the RJ Court on the motions for clarification, 27 appeals had been filed. Following the resolution of these interlocutory appeals, including eventual appeals to the Brazilian Superior and Supreme Courts, if any, the Brazilian Confirmation Order will become final and binding on all parties under Brazilian law.

Recognition Proceedings in the United States

On June 22, 2016, the U.S. Bankruptcy Court entered an order granting the provisional relief requested by the Chapter 15 Debtors in their cases that were filed on June 21, 2016 under Chapter 15 of the United States Bankruptcy Code. This provisional relief prevented (1) creditors from initiating actions against the Chapter 15 Debtors or their property located within the territorial jurisdiction of the United States, and (2) parties from terminating their existing U.S. contracts with the Chapter 15 Debtors.

On July 21, 2016, the U.S. Bankruptcy Court held a hearing with respect to the Chapter 15 Debtors petition for recognition of the RJ Proceedings as a main foreign proceeding with regard to each of the Chapter 15 Debtors and did not receive any objections to such petition.

On July 22, 2016, the U.S. Bankruptcy Court granted the U.S. Recognition Order, as a result of which a stay was automatically applied, preventing (1) the filing, in the United States, of any actions against the Chapter 15 Debtors or their properties located within the territorial jurisdiction of the United States, and (2) parties from terminating their existing U.S. contracts with the Chapter 15 Debtors.

On April 17, 2018, the foreign representative for the Chapter 15 Debtors filed a motion with the U.S. Bankruptcy Court seeking an order of that court granting, among other things, full force and effect to the RJ Plan and the Brazilian Confirmation Order in the United States. On June 14, 2018, the U.S. Bankruptcy Court granted the requested order. As a result, the claims with respect to the Defaulted Bonds that were governed by New York law have been novated and discharged under New York law and the holders of these Defaulted Bonds are entitled only to receive the recovery set forth in the RJ Plan in exchange for the claims represented by these Defaulted Bonds.

Recognition Proceedings in the United Kingdom

On June 23, 2016, the High Court of Justice of England and Wales granted the U.K. Recognition Orders.

As a result of the homologation of the PTIF Composition Plan described below under “—Legal Proceedings—Restructuring of Our Dutch Finance Subsidiaries” on June 20, 2018, the PTIF Composition Plan is automatically recognized by each EU member state of the, including the UK, under the European Insolvency Regulation (2015/848). As a result, the claims against PTIF with respect to the Defaulted Bonds that were governed by English law have been novated and discharged as a matter of English law and the holders of these Defaulted Bonds are entitled only to receive the recovery set forth in the RJ Plan in exchange for the claims represented by these Defaulted Bonds.

For more information regarding the proceedings in the United Kingdom relating to the RJ Proceedings, see “—Legal Proceedings—Legal Proceedings Relating to Our Financial Restructuring—Recognition Proceedings in the United Kingdom.”

Recognition Orders in Portugal

On November 14, 2016, Oi and Telemar requested the Portuguese Court to recognize the RJ Proceedings in Portugal in relation to Oi and Telemar under the Portuguese Insolvency and Corporate Recovery Code. On July 11, 2017, Oi Mobile requested the Portuguese Court to recognize the RJ Proceedings in relation to Oi Mobile under the Portuguese Insolvency and Corporate Recovery Code. The Portuguese Court granted recognition of the RJ Proceedings in Portugal in relation to Oi and Telemar on March 1, 2017 and Oi Mobile on August 4, 2017.

On May 9, 2018, Oi, Telemar and Oi Mobile, along with Copart 4 and Copart 5, filed a request for recognition of the RJ Plan in Portugal with respect to these entities. On August 1, 2018, the Portuguese Court rejected this decision on the grounds that the RJ Plan was still subject to appeal in Brazil. Oi has appealed this decision and the appeal is currently pending.

Restructuring of Our Dutch Finance Subsidiaries

The laws of The Netherlands do not provide for the recognition of the RJ Proceedings. Two of the RJ Debtors, Oi Coop and PTIF, are organized under the laws of The Netherlands. As a result, a group of holders of some of the Defaulted Bonds issued by Oi Coop and PTIF brought proceedings against these RJ Debtors in The Netherlands.

Following extensive proceedings under Dutch law, in April 2017, Dutch bankruptcy proceedings were commenced against PTIF and Oi Coop.

On April 10, 2018, PTIF deposited a draft of the PTIF Composition Plan with the Dutch District Court and Oi Coop deposited a draft of the Oi Coop Composition Plan with the Dutch District Court. The PTIF Composition Plan and the Oi Coop Composition Plan each provide for the restructuring of the claims against PTIF and Oi Coop on substantially the same terms and conditions as the RJ Plan.

On May 17, 2018, meetings of each series of bonds issued by PTIF were held at which the bondholders voted in favor of extraordinary resolutions providing for: (1) the release Oi’s guarantee for each of the relevant series of Defaulted Bonds, (2) the authorization of the trustee of each outstanding series of Defaulted Bonds issued by PTIF to act as a sole creditor of such Defaulted Bonds, submit a claim on behalf of the holders of such Defaulted Bonds to the PTIF Trustee in relation to the PTIF bankruptcy and vote in favor of the PTIF Composition Plan, and (3) authorize the trustee of each outstanding series of Defaulted Bonds issued by PTIF to request the PTIF Trustee in respect of its vote on behalf of PTIF, to vote in favor of the Oi Coop Composition Plan.

On June 1, 2018, at a meeting of the creditors of PTIF in the Netherlands, the creditors of PTIF approved the PTIF Composition Plan and directed the PTIF Trustee to vote PTIF’s claims in Oi Coop in favor of the Oi Coop Composition Plan. Also on June 1, 2018, at a meeting of the creditors of Oi Coop, the creditors of Oi Coop approved the Oi Coop Composition Plan.

On June 11, 2018, the Dutch District Court confirmed the PTIF Composition Plan and the Oi Coop Composition Plan at a homologation hearing. The homologation was subject to an eight day appeal period, which expired on June 19, 2018. As of that date, no appeals had been filed. As a result, the PTIF Composition Plan and the Oi Coop Composition Plan are effective as a matter of Dutch law, the bankruptcies of PTIF and Oi Coop have terminated and the PTIF Composition Plan and the Oi Coop Composition Plan have full force and effect in each member state of the European Union.

For more information regarding the restructuring of PTIF and Oi Coop under Dutch law, see “—Legal Proceedings—Legal Proceedings Relating to Our Financial Restructuring—Restructuring of Our Dutch Finance Subsidiaries.”

Implementation of the Judicial Reorganization Plan

Small Creditor Program

Due to the extraordinarily large number of creditors of the RJ Debtors and the requirement of the Brazilian Bankruptcy Law that creditors must appear personally or through a representative at a GCM in order to vote on any proposed judicial reorganization plan, we sought judicial approval of a program under which creditors could engage in mediation of their claims with us under which we would settle claims of R$50,000 or less without extinguishing those claims, which we refer to as the Small Creditor Program.

On December 19, 2016, the RJ Court authorized us to conduct the Small Creditor Program. Under terms and conditions set forth in the Small Creditor Program, creditors of the RJ Debtors could participate in the Small Creditor Program and the RJ Debtors would prepay to the participating creditors up to R$50,000, such that (1) 90% would be prepaid upon the acceptance by such creditor of a settlement, and (2) the remaining 10% would be prepaid after the approval of a judicial reorganization plan. Creditors of the RJ Debtors with claims of more than R$50,000 were entitled to participate in the Small Creditors Program and receive (1) R$45,000 upon the acceptance of such Oi Creditor of a settlement, (ii) R$5,000 after the approval of a judicial reorganization plan, and (3) the remainder of their claims under the terms and conditions applicable to creditors holding claims of the same class as set forth in a judicial reorganization plan. Holders of the Defaulted Bonds that were residents of Portugal were permitted to participate in the Small Creditor Program.

The Small Creditors Program commenced on August 29, 2017 and terminated on December 8, 2017, with more than 34,000 creditors holding more than R$360,000,000 of claims participating in the Small Creditor Program. As of the date of this prospectus, all participating creditors have received the payments with respect to their prepetition credits that were due in accordance with the terms of the Small Creditors Program.

Settlement of Class I Claims

As a result of the commencement of the RJ Proceedings on June 20, 2016, (1) all outstanding labor claims against the RJ Debtors as of that date and (2) our obligations to fund certain of our post-retirement defined benefit plans as of that date became subject to compromise under our RJ Proceedings. As of December 31, 2017, the aggregate amount of the contingencies for labor claims recognized by the RJ Court was R$752 million, and the aggregate amount of our unfunded obligations under our post-retirement defined benefit plans recognized by the RJ Court was R$560 million, all of which related to claims of FATL. For more information regarding these labor contingencies, see note 28 to our audited consolidated financial statements included in this prospectus and note 23 to our unaudited interim consolidated financial statements included in this prospectus. For more information regarding our unfunded obligations under our post-retirement defined benefit plans, see note 22 to our audited consolidated financial statements included in this prospectus and note 23 to our unaudited interim consolidated financial statements included in this prospectus.

Under the RJ Plan, labor claims were classified as Class I claims. Under the RJ Plan, generally all labor claims will be paid in five equal monthly installments, beginning on August 5, 2018, the six-month anniversary of the Brazilian Confirmation Date. Labor claims not yet adjudicated will be paid in five equal monthly installments, beginning six months after a final, non-appealable ruling of the relevant court hearing a labor claim.

Labor claims for which a judicial deposit has been posted by any of the RJ Debtors will be paid through the immediate disbursement of the amount deposited in court and, in the event that the related judicial deposit is lower than the labor claim listed by the RJ Debtors in the Second Creditor List, the judicial deposit shall be used to pay part of the labor claim and the outstanding balance of the labor claim will be paid after a decision is issued by the RJ Court that ratifies the amount due in five equal monthly installments, beginning on August 5, 2018, the six-month anniversary of the Brazilian Confirmation Date. In the event that the related judicial deposit is greater than the amount of the labor claim, the RJ Debtors will be entitled to withdraw the difference from the judicial deposit.

Labor claims for which no judicial deposit has been posted by any of the RJ Debtors will be paid through judicial deposits to be attached to the court records of the related case.

Under the RJ Plan, our obligations to fund our post-retirement defined benefit plans were classified as Class I claims. Claims due to FATL will be payable in six annual, equal installments, beginning on February 5, 2023, the fifth anniversary of the Brazilian Confirmation Date and the amount due will bear interest at the rate of the National Consumer Price Index (INPC) plus 5.5% per annum from February 5, 2018. Interest will be capitalized to increase the principal balance of these claims on an annual basis during the first five years following February 5, 2018, and will be paid annually in cash thereafter through the final maturity.

Settlement of Class II Claims

Under the RJ Plan, the claim of BNDES under our outstanding credit facilities with BNDES was classified as a Class II claim. As of December 31, 2017, the aggregate amount of the claims under our outstanding credit facilities with BNDES recognized by the RJ Court was R$3,326 million. Under the RJ Plan, BNDES will be entitled to receive payment of 100% of the principal amount of their recognized claims in reais, adjusted by the interest/inflation adjustment rate. The principal amount of these claims will be paid in 108 monthly installments beginning in March, 2024, in the amount of 0.33% of the outstanding principal for the first 60 monthly installments, 1.67% of the outstanding principal for the next 47 monthly installments and the remainder at maturity on February 15, 2033. The principal amount of these claims will accrue interest at the TJLP rate plus 2.946372% per annum from February 5, 2018. Interest will be capitalized to increase the principal balance under these claims on an annual basis during the first four years following February 5, 2018, and will be paid monthly in cash thereafter through the final maturity.

Settlement of Class III Claims – Defaulted Bonds

Under the RJ Plan, the claims of holders of the Defaulted Bonds were classified as Class III claims. As of December 31, 2017, the aggregate amount of the claims of holders of our Defaulted Bonds recognized by the RJ Court was R$32,314 million. Under the RJ Plan, each holder of Defaulted Bonds was entitled to receive the Qualified Recovery (as described below), the Non-Qualified Recovery (as described below) or the Default Recovery (as described under “—Settlement of Class III and Class IV Claims – Default Recovery”) in respect of the claims evidenced by the Defaulted Bonds such holder beneficially held. We refer to the amount of these claims as Bondholder Credits.

Under the RJ Plan, holders of Defaulted Bonds were entitled to make an election with respect to the form of the recovery that they were entitled to receive based on whether such holder had individualized its claim before the RJ Court and the aggregate amount of Bondholder Credits (consisting of the U.S. dollar equivalent of the principal amount of such Defaulted Bonds and the accrued interest until June 20, 2016, the date of the commencement of the RJ Proceedings) represented by such holder’s Defaulted Bonds. Holders that had individualized their claims were entitled to elect (1) the Qualified Recovery if the aggregate amount of their Bondholder Credits was US$750,000 or more, or (2) the Non-Qualified Recovery if the aggregate amount of their Bondholder Credits was less than US$750,000. Holders that had not individualized their claims or did not elect the Qualified Recovery or Non-Qualified Recovery are entitled to the Default Recovery under the RJ Plan.

The period to make these elections commenced on February 6, 2018 and was scheduled to expire on February 26, 2018. On February 26, 2018, the RJ Court extended the election deadline applicable to beneficial holders of Defaulted Bonds until March 8, 2018.

Qualified Recovery

Under the RJ Plan, the Qualified Recovery consisted of the New Notes, newly issued Common ADSs, Common ADSs previously held by PTIF and ADWs to subscribe to newly issued Common ADSs in amounts determined based on the amount of Bondholder Credits evidenced by the Defaulted Bonds of each series of Defaulted Bonds held by a holder.

Under Brazilian law, prior to issuing the Common Shares underlying the newly issued Common ADSs or the Warrants underlying the newly issued ADWs to holders of Defaulted Bonds, Oi was required to conduct a preemptive offer of those Common Shares and Warrants to all holders of its Common Share and Preferred Shares. Holders of Common ADSs and Preferred ADSs were not entitled to participate in that preemptive offer.

Holders of preemptive rights were entitled to subscribe to Common Shares and the associated Warrants during a subscription period commencing on June 15, 2018 and ending on July 16, 2018 at a subscription price of R$7.00 per Common Share. Holders of Common Shares and Preferred Shares subscribed for 68,263 Common Shares and 5,197 Warrants in the preemptive offer. The cash proceeds of the preemptive offer were required to be made available to holders of Defaulted Bonds in lieu of the subscribed Common Shares and Warrants.

Under the RJ Plan, the Qualified Recovery with respect to each US$1,000 of Bondholder Credits consisted of approximately:

•	US$195.61 aggregate principal amount of New Notes;

•	38.57 Common ADSs representing 192.83 Common Shares;

•	2.75 ADWs representing the right to warrants to acquire ADSs representing 13.78 Common Shares for an exercise price of US$0.01 per Common Share; and

•	US$0.01 in cash.

The New Notes are senior unsecured obligations of Oi denominated in U.S. dollars that mature in July 2025, with principal amount to be fully paid at maturity. The New Notes are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5. The New Notes accrue interest from the Brazilian Confirmation Date. Interest on the New Notes will accrue:

•

from the Brazilian Confirmation Date until February 2019, which is the first interest payment date. Until August 2021, the applicable rate will be defined at the sole discretion of Oi to be either (i) a fixed rate of 10.0% per annum payable in cash on a semi-annual basis, or(ii) a fixed rate of 12.0% per annum, of which 8.0% shall be payable in cash and 4.0% shall be payable by either increasing the principal amount of the outstanding New Notes or by issuing paid-in-kind notes, at the sole discretion of Oi, in each case, on a semi-annual basis; and

•	thereafter, at a fixed rate of 10.0% per annum payable in cash on a semi-annual basis.

Each ADW represents five Warrants. Each Warrant entitles its holder to subscribe for one Common Share at an exercise price of the equivalent in reais of US$0.01 per Common Share. Each ADW is exercisable only for Common ADSs. Each ADW and each Warrant became exercisable, subject to the terms and conditions thereof, for a period of 90 days commencing on                 . As of the date of this prospectus,                  Warrants (including Warrants in the form of ADWs) had been exercised and we have issued                  Common Shares (including in the form of ADSs) to exercising holders of ADWs and Warrants.

Non-Qualified Recovery

Under the RJ Plan, the Non-Qualified Recovery with respect to each US1,000 of Bondholder Credits consisted of a participation interest in a principal amount of US$500 under a credit agreement that was entered into between Oi as borrower, the other RJ Debtors as guarantors, and an administrative agent, which we refer to as the Non- Qualified Credit Agreement.

Obligations under the Non-Qualified Credit Agreement are senior unsecured obligations of Oi. Obligations under the Non-Qualified Credit Agreement are guaranteed, jointly and severally, by each Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5. Principal under the Non-Qualified Credit Agreement will be paid in 12 Semi-annual installments beginning in August 2024 in the amount of 4% of the outstanding principal for the first six semi-annual installments, 12.66% of the outstanding principal for the next five semi-annual installments and the remainder at maturity on February 15, 2030. The Non-Qualified Credit Agreement will accrue interest at the rate of 6% per annum from February 5, 2018. Interest will be capitalized to increase the principal balance under the Non-Qualified Credit Agreement on an annual basis until February 2023, and will be paid together with principal beginning in August 2024.

Settlement Procedures

Following the entry of the order of the U.S. Bankruptcy Court granting full force and effect to the RJ Plan, we commenced settlement procedures in order to permit holders of Defaulted Bonds that had validly elected to receive the Qualified Recovery and the Non-Qualified Recovery to surrender their Defaulted Bonds and receive these recoveries. The settlement of the Qualified Recovery and the Non-Qualified Recovery took place on July 27, 2018. In connection with the settlement of the Qualified Recovery, we issued (1) US$1,653.6 million principal amount of New Notes, (2) 302,846,268 new Common ADSs (representing 1,514,231,340 newly issued Common Shares), (3) 23,250,281 Common ADSs previously held by PTIF (representing 116,251,405 Common Shares), and (4) 23,295,054 ADWs representing the right to subscribe for 23,295,054 newly issued Common ADSs (representing 116,475,270 Common Shares). In connection with the settlement of the Qualified Recovery, holders of Defaulted Bonds received participation interests in the Non-Qualified Credit Agreement in an aggregate amount of US$79.6 million.

Settlement of Class III Claims – Export Credit Agreements

Under the RJ Plan, the claims of lenders under our export credit facility agreements were classified as Class III claims. As of December 31, 2017, the aggregate amount of the claims of lenders under our export credit facility agreements recognized by the RJ Court was R$5,460 million.

Under the RJ Plan, each of the lenders under these export credit facility agreements were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on February 26, 2018. Each of the lenders under export credit facility agreements elected to receive payment of the amount of their recognized claims under the terms of four new export credit facilities which we entered into with these lenders during June and July 2018. Telemar is the borrower under three facility agreements dated June 21, 2018, July 17, 2018 and July 26, 2018, and Oi, Oi Mobile, Copart 4 and Copart 5 have guaranteed Telemar’s obligations thereunder. Oi is the borrower under one facility agreement dated July 17, 2018, and Oi Mobile, Telemar, Copart 4 and Copart 5 have guaranteed Oi’s obligations thereunder.

Under these new export credit facilities, the principal amount of the loans will be paid in U.S. dollars in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the recognized claims for the first 10 semi-annual installments, 5.7% of the recognized claims for the next 13 semi-annual installments and the remainder at maturity on February 25, 2035. The outstanding principal amount under these new export credit facilities will accrue interest at the rate of 1.75% per annum from February 5, 2018. Interest will be capitalized to increase the recognized amount of these claims on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity.

Settlement of Class III Claims – Debentures

Under the RJ Plan, the claims of holders of our debentures were classified as Class III claims. As of December 31, 2017, the aggregate amount of the claims of holders of our debentures recognized by the RJ Court was R$4,119 million.

Under the RJ Plan, each holder of beneficial interests in our debentures were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on February 26, 2018. Each holder of beneficial interests in our debentures, which were surrendered, elected to receive new debentures, in the form of either the 12th issuance of simple, unsecured, non-convertible debentures of Oi or the 6th issuance, simple, unsecured, non-convertible debentures of Telemar, both denominated in reais in an aggregate principal amount equal to the principal of their recognized claims. These new debentures were issued on February 5, 2018 and subscribed on July 30, 2018. Oi’s obligations under the 12th issuance of simple, unsecured, non-convertible debentures are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5. Telemar’s obligations under 6th issuance, simple, unsecured, non-convertible debentures are guaranteed, jointly and severally, by each of Oi, Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5.

The principal amount of the new debentures will be paid in reais in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the outstanding principal for the first 10 semi-annual installments, 5.7% of the outstanding principal for the next 13 semi-annual installments and the remainder at maturity on February 25, 2035. The principal amount of these debentures will accrue interest at the rate of 80% of the CDI rate from February 5, 2018. Interest will be capitalized to increase the principal balance under these debentures on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity.

Settlement of Class III Claims – Unsecured Lines of Credit and Real Estate Securitization Transactions

Under the RJ Plan, the claims (1) of the lender under our unsecured line of credit, and (2) under our obligations to make the payments under leases of certain property by Oi and Telemar from Copart 4 and Copart 5 that had been assigned to support CRIs backed by these receivables, were classified as Class III claims. As of December 31, 2017, the aggregate amount of the claims of the lender under our unsecured line of credit recognized by the RJ Court was R$2,525 million, and the claims under the CRIs recognized by the RJ Court was R$1,519 million.

Under the RJ Plan, the lender under our unsecured line of credit and each of the creditors under the CRIs were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on February 26, 2018. Each of these creditors elected to receive payment of 100% of the amount of its recognized claims, which will be paid in reais in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the recognized claims for the first 10 semi-annual installments, 5.7% of the recognized claims for the next 13 semi-annual installments and the remainder at maturity on February 25, 2035. The recognized amount of these claims will accrue interest at the rate of 80% of the CDI rate from February 5, 2018. Interest will be capitalized to increase the recognized amount of these claims on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity.

These obligations are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5.

Settlement of Class III Claims – ANATEL

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding non-tax claims of ANATEL against the RJ Debtors as of that date became subject to compromise under our RJ Proceedings. As of December 31, 2017, the aggregate amount of the contingencies for claims of ANATEL recognized by the RJ Court was R$9,334 million. For more information regarding these claims, see note 28 to each of our audited consolidated financial statements included in this prospectus our unaudited interim consolidated financial statements included in this prospectus.

Under the RJ Plan, claims of ANATEL were classified as Class III claims. Under the RJ Plan, liquidated claims of ANATEL outstanding as of June 20, 2016 have been novated and in calculating the recovery of ANATEL under these claims the amounts of all accrued interest included in these claims will be reduced by 50% and the amounts of all late charges included in these claims will be reduced by 25%. The remaining amount of these claims will be settled in 240 monthly installments, beginning on June 30, 2018, in the amount of 0.160% of the outstanding claims for the first 60 monthly installments, 0.330% of the outstanding claims for the next 60 monthly installments, 0.500% of the outstanding claims for the next 60 monthly installments, 0.660% of the outstanding claims for the next 59 monthly installments, and the remainder at maturity on June 30, 2038. Beginning on July 31, 2018, the amounts of each monthly installment will be adjusted by the SELIC variation. Payments of monthly installments will be made through the application of judicial deposits related to these claims until the balance of these judicial deposits has been exhausted and thereafter will be payable in cash in reais.

Under the RJ Plan, non-liquidated claims of ANATEL outstanding as of June 20, 2016 have been novated and ANATEL will be entitled to the Default Recovery.

In the event that a legal rule is adopted in Brazil that regulates an alternative manner for the settlement of the claims of ANATEL outstanding as of June 20, 2016, the RJ Debtors may adopt the new regime, observing the terms and conditions set forth in Oi’s bylaws.

Notwithstanding the above, ANATEL has challenged the treatment of its outstanding claims for fines, interest and penalties in the RJ Proceedings. For more information, see “—Legal Proceedings—Legal Proceedings Relating to Our Financial Restructuring—ANATEL Proceedings.”

Settlement of Class III and Class IV Claims – Trade Creditors

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding trade payables of the RJ Debtors as of that date became subject to compromise under our RJ Proceedings. As of December 31, 2017, the aggregate amount of the claims of our trade creditors recognized by the RJ Court was R$2,139 million.

Under the RJ Plan, the claims of our trade creditors were classified as Class III or Class IV claims. Under the RJ Plan, each of these trade creditors were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on February 26, 2018.

Trade creditors that, under the RJ Plan, continued to supply goods and/or services to the RJ Debtors without any unreasonable change in the terms and conditions and that do not have any on-going litigation against any of the RJ Debtors, other than litigation related to the RJ Proceedings, were deemed to be “Strategic Supplier Creditors” under the RJ Plan. Strategic Supplier Creditors with claims of R$150,000 or less (or the equivalent in other currencies), other than claims arising from loans or other funding provided to Oi Coop, were entitled to elect to receive 100% of their claims in cash within 20 business days after the end of the election period. Strategic Supplier Creditors with claims of more than R$150,000 (or the equivalent in other currencies), other than claims arising from loans or other funding provided to Oi Coop, were entitled to elect to receive R$150,000 (or the equivalent in other currencies) in cash within 20 business days after the end of the election period and 90% of their remaining claims in cash in four equal annual installments, plus interest on the amount of their claims at the rate of TR plus 0.5% per annum for claims denominated in reais, and at the rate of 0.5% per annum for claims denominated in U.S. dollars or euros.

Trade creditors that were not deemed to be “Strategic Supplier Creditors” under the RJ Plan were entitled to elect to:

•	receive the entire amount of their claim in cash in a single installment if the aggregate amount of their claims was less than or equal to R$1,000;

•	receive R$1,000 in cash in a single installment with respect to the entire amount of their claim if the aggregate amount of their claims was more than R$1,000; or

•

receive the entire amount of their claim under terms similar to (1) those described under “—Settlement of Class III Claims – Unsecured Lines of Credit and Real Estate Securitization Transactions—Unsecured Lines of Credit” if their claims were denominated in reais, or (2) those described under “—Settlement of Class III Claims – Export Credit Agreements” if their claims were denominated in a currency other than reais.

Trade creditors that did not elect one of these recovery options are entitled to the Default Recovery.

Settlement of Class III and Class IV Claims – Civil Contingencies

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding unsecured civil claims against the RJ Debtors as of that date became subject to compromise under our RJ Proceedings. As of December 31, 2017, the aggregate amount of the contingencies for civil claims (other than claims of ANATEL and other regulatory agencies) recognized by the RJ Court was R$2,929 million. For more information regarding these civil contingencies, see note 28 to each of our audited consolidated financial statements included in this prospectus and our unaudited interim consolidated financial statements included in this prospectus.

Under the RJ Plan, unsecured civil claims against the RJ Debtors were classified as Class III and IV claims. Under the RJ Plan, if judicial deposits have been made with respect to adjudicated civil claims, holders of these civil claims that expressly agree with the amounts of the civil claims acknowledged by the RJ Debtors, including those indicated in the Second List of Creditors, and waive the right to offer, propose, or proceed with credit actions, qualifications, divergences, objections, or any other measure (including appeals) which aim at increasing the amounts of their civil claims, will be paid, subject to the reduction of the amount of any civil claim classified as a Class III claim as described below, through the application of judicial deposits related to these civil claims until the balance of the relevant judicial deposits has been exhausted. Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to the Default Recovery with respect to the balance of that civil claim. In the event that the related judicial deposit is greater than the amount that the holder of a civil claim is entitled to withdraw, the RJ Debtors will be entitled to withdraw the difference from the judicial deposit.

The amount of the claim of a holder of civil claims (other than claims of ANATEL and other regulatory agencies) that have been classified as Class III claims will be reduced based on the amount of such civil claims as follows:

•	Civil claims of more than R$1,000 and equal to or less than R$5,000 will be reduced by 15%;

•	Civil claims of more than R$5,000 and equal to or less than R$10,000 will be reduced by 20%;

•	Civil claims of more than R$10,000 and equal to or less than R$150,000 will be reduced by 30%; and

•	Civil claims of more than R$150,000 will be reduced by 50%.

Under the RJ Plan, if judicial deposits have been made with respect to unadjudicated civil claims, following adjudication of their claims, the holders of these civil claims that expressly agree with the amounts of the civil claims acknowledged by the RJ Debtors, including those indicated in the Second List of Creditors, and waive the right to offer, propose, or proceed with credit actions, qualifications, divergences, objections, or any other measure (including appeals) which aim at increasing the amounts of their civil claims, will be paid, subject to the reduction of the amount of any civil claim classified as a Class III claim as described above, through the application of judicial deposits related to these civil claims until the balance of the relevant judicial deposits has been exhausted. Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to the Default Recovery with respect to the balance of that civil claim. In the event that the related judicial deposit is greater than the amount that the holder of a civil claim is entitled to withdraw, the RJ Debtors will be entitled to withdraw the difference from the judicial deposit.

Settlement of Class III and Class IV Claims – Default Recovery

Under the RJ Plan, (1) creditors that were entitled to make recovery elections as described above and failed to make such elections or elected the Default Recovery, (2) ANATEL, with respect to some of its claims as described above, and (3) holders of civil claims (other than claims of ANATEL and other regulatory agencies) in amounts that exceed the related judicial deposit will be entitled to the Default Recovery with respect some or all of their claims.

Under the RJ Plan, the Default Recovery will consist of an unsecured right to receive payment of 100% of the amount of a recognized claims payable in five equal annual installments, commencing on the 20th anniversary of the Brazilian Confirmation Date for creditors resident in Brazil or the 20th anniversary of the date on which the RJ Plan is recognized in the jurisdiction in which the creditor is resident for creditors not resident in Brazil. If the recognized claim was derived from an obligation denominated in reais, the payments will be made in reais and the claim will bear interest at the TR rate with all accrued interest payable at final maturity. If the recognized claim was derived from an obligation denominated in U.S. dollars or euros, the payments will be made in U.S. dollars or euros, respectively, and the claim will not bear interest.

Under the RJ Plan, Oi has the option of, at any time, to settle all amount payable under the Default Recovery prior to their maturities by means of the payment of 15% of the aggregate amount of the related claims plus capitalized interest to the date of the exercise of this option.

Accounting Treatment of the Judicial Reorganization Plan

In the context of the RJ Proceedings, certain balances of consolidated assets and liabilities increased as a result of the inclusion of the RJ Debtors in RJ Proceedings and the resulting suspension of the payment of certain assumed liabilities. The main balances of consolidated assets and liabilities affected were cash, cash equivalents, cash investments, receivables from reciprocal services provided to telecom carriers, trade payables, and borrowings and financing.

Implementation of Management Changes Required by the RJ Plan

Pursuant to the RJ Plan, as from the date of the approval of the RJ Plan on December 20, 2017 until the election of the New Board in accordance with the RJ Plan, Oi had a transitional board of directors composed of nine members set forth in the RJ Plan, each of whom served without an alternate member. As a result, on December 20, 2017, (1) João do Passo Vicente Ribeiro, André Cardoso de Menezes Navarro, Thomas Cornelius Azevedo Reichenheim, João Manuel Pisco de Castro and Demian Fiocca and each alternate member of Oi’s board of directors were removed from Oi’s board of directors, and (2) Marcos Bastos Rocha, Eleazar de Carvalho Filho, and Marcos Grodetzky were installed as members of Oi’s board of directors. The effectiveness of the installation of Marcos Bastos Rocha, Eleazar de Carvalho Filho, and Marcos Grodetzky as members of Oi’s board of directors was conditioned on the prior approval of ANATEL, which was granted on January 15, 2018. Pursuant to the RJ Plan, Oi engaged a human resources consultant to assist with the selection of the New Board nominees.

Pursuant to the RJ Plan, Oi was also required to engage a human resources consultant to assist with the selection of an operating officer. This process concluded on March 21, 2018 with the election by Oi’s board of directors of José Claudio Moreira Gonçalves to serve on Oi’s board of executive officers as Oi’s Chief Operating Officer. In addition, on that date, Oi’s board of directors elected Bernardo Kos Winik to Oi’s board of executive officers and the newly created position of Chief Commercial Officer.

On September 17, 2018, the general shareholders’ meeting of Oi ratified the election of the members of the New Board as indicated by Oi’s management. The New Board is composed of 11 members and no alternate members, all of whom are independent as defined in Oi’s by-laws. Each member of the New Board will serve a two-year term. The effectiveness of the installation of the members of the New Board was conditioned on the prior approval of ANATEL, which ANATEL conditionally granted on September 13, 2018 and confirmed on September 18, 2018. On September 26, 2018, Oi announced to the market that the chairman of the New Board received a correspondence from Mr. Marcos Duarte Santos informing him that, for supervening personal and professional reasons, Mr. Santos will not take office as a member of the New Board. On October 4, 2018, Oi’s board of directors nominated Mr. Roger Solé Rafols to fill the vacant position in the New Board. The effectiveness of Mr. Solé’s installation is conditioned on ANATEL’s approval. For more information about Mr. Solé’s business experience, areas of expertise and principal outside business interests, see “Management—Board of Directors—Director Nominee.”

For more information about members of the New Board and our executive officers,, see “Management—Board of Directors” and “—Executive Officers.”

Corporate Structure

The following chart presents our corporate structure and principal operating subsidiaries as of the date of this prospectus. For a complete list of our subsidiaries, see Exhibit 21.1 to this prospectus.

(1)	Oi directly and indirectly owns 100% of equity stock of Serede Serviços de Rede S.A., as follows: 81.43% is held directly by Telemar and 18.57% is held directly by Oi.
(2)	Oi indirectly holds 100% of the equity stock of Brasil Telecom Comunicaçāo Multimedia Ltda., as follows: 99.99% is held directly by Oi Mobile and 0.01% is held directly by Telemar.
(3)	Oi indirectly holds 86% of the equity stock of Africatel, through its wholly-owned subsidiary Africatel KG. Samba Luxco holds the remaining 14% of the equity stock of Africatel.
(4)

Oi indirectly holds 100% of the equity stock of Paggo Acquirer Gestão de Meios de Pagamentos Ltda., as follows: 99.99% is held directly by Paggo Empreendimentos S.A. and 0.01% is held directly by Oi Mobile.

Operations in Brazil

We provide the following services:

•	fixed-line telecommunications services in Regions I and II of Brazil;

•	long-distance telecommunications services throughout Brazil;

•	mobile telecommunications services in Regions I, II and III of Brazil;

•	data transmission services throughout Brazil; and

•	direct to home (DTH) satellite television services throughout Brazil.

In addition, we have authorizations to provide fixed-line local telecommunications services in Region III.

Region I consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions. Region I covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of the country’s total land area and accounted for 31.2% of Brazil’s GDP in 2016. The population of Region I was 112.9 million as of 2016, which represented 54.3% of the total population of Brazil as of that date. In 2016, GDP per capita in Region I was approximately R$19,055, varying from R$11,366 in the State of Maranhão to R$39,827 in the State of Rio de Janeiro.

Region II consists of the Federal District and nine Brazilian states located in the western, central and southern regions. Region II covers an area of approximately 2.8 million square kilometers, which represents approximately 33.5% of the country’s total land area and accounted for approximately 26.1% of Brazil’s GDP in 2016. The population of Region II was 49.7 million as of 2016, which represented 23.9% of the total population of Brazil as of that date. In 2016, GDP per capita in Region II was approximately R$32,545, varying from R$16,953 in the State of Acre to R$73,971 in the Federal District.

Region III consists of the State of São Paulo. Region III covers an area of approximately 248,000 square kilometers, which represents approximately 2.9% of the country’s total land area and accounted for approximately 32.4% of Brazil’s GDP in 2016. The population of Region III was 45.1 million as of 2016, which represented 21.7% of the total population of Brazil as of that date. In 2016, GDP per capita in Region III was approximately R$43,695.

The following table sets forth key economic data, compiled by IBGE, for the Federal District and each of the Brazilian states.

State	Population (in millions) (2016)	Population per Square Kilometer (2016)	% of GDP (2016)	GDP per Capita (in reais) (2016)
Region I:
Rio de Janeiro	16.7	365.23	11.0	39,826.95
Minas Gerais	21.1	33.41	8.7	24,884.94
Bahia	15.3	24.82	4.1	16,115.89
Pernambuco	9.5	89.62	2.6	16,795.34
Espírito Santo	4.0	76.25	2.0	30,627.45
Pará	8.4	6.07	2.2	16,009.98
Ceará	9.0	56.76	2.2	14,669.14
Amazonas	4.1	2.23	1.4	21,978.95
Maranhão	7.0	19.81	1.3	11,366.23
Rio Grande do Norte	3.5	59.99	1.0	16,631.86
Paraíba	4.0	66.7	0.9	14,133.32
Alagoas	3.4	112.33	0.8	13,877.53
Sergipe	2.3	94.36	0.6	17,189.28
Piauí	3.2	12.4	0.7	12,218.51
Amapá	0.8	4.69	0.2	18,079.54
Roraima	0.5	2.01	0.2	20,476.71

Subtotal	112.9		39.9

Region II:
Rio Grande do Sul	11.3	37.96	6.4	33,960.36
Paraná	11.3	52.4	6.3	33,768.62
Santa Catarina	7.0	65.27	4.2	36,525.28
Goiás	6.8	17.65	2.9	26,265.32
Mato Grosso	3.3	3.36	1.8	32,894.96
Federal District	3.0	444.66	3.6	73,971.05
Mato Grosso do Sul	2.7	6.86	1.4	31,337.22
Rondônia	1.8	6.58	0.6	20,677.95

State	Population (in millions) (2016)	Population per Square Kilometer (2016)	% of GDP (2016)	GDP per Capita (in reais) (2016)
Tocantins	1.6	4.98	0.5	19,094.16
Acre	0.8	4.47	0.2	16,953.46

Subtotal	49.7		27.9

Region III:
São Paulo	45.1	166.23	32.4	43,694.68

Subtotal	45.1		32.4

Total	207.7		100.0

Source:	IBGE.

Set forth below is a map of Brazil showing the areas in Region I, Region II and Region III.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Risk Factors—Risks Relating to Brazil.”

Our Services

We provide a variety of telecommunications services to the residential market, the personal mobility market and the B2B markets throughout Brazil.

Convergent Services

Recent figures show that bundled offerings build customer loyalty and serve to reduce churn rates as compared to standalone services. For example, during the six-month period ended June 30, 2018 and the year ended December 31, 2017, the average customer churn rates of customers who purchased our Oi Total Residencial triple-play residential bundle that combines fixed-line voice, broadband data and Pay-TV were 26.9% and 36.6% lower, respectively, than the applicable churn rates recorded for customers who purchased our standalone residential fixed-line voice offering. Certain bundles offer incentives such as free installation of fixed-line and broadband services, free modem and Wi-Fi and access to certain smartphone applications free of charge. We believe that a bundle that contains more services can be more appealing to a customer than, for example, standalone broadband services at faster speeds. Both Claro and Telefônica Brasil offer broadband services at higher speeds than us. By developing unique, multi-product bundles with joint installation, integrated billing and unified customer service, we set ourselves apart from other service providers. We believe that being at the forefront of multi-product offerings allows us to remain competitive, maintain our customers’ loyalty and provide higher-value services.

Oi Total

In 2015, we launched Oi Total, a bundle designed to increase our market penetration and profitability by attracting new customers and offering a higher number of servicers per user. Oi Total embodies our convergence strategy, bringing a unique, complete and convenient experience for our customers by offering a single sale, joint installation, integrated billing in a single bill, and unified customer service. The integrated processes of Oi Total have allowed us to generate greater operational efficiencies, thereby reducing our operating costs. By December 31, 2015, Oi Total had been launched in 13 Brazilian states (Espírito Santo, Goiás, Mato Grosso do Sul, Mato Grosso, Acre, Amazonas, Rondônia, Roraima, Tocantins, Rio Grande do Norte, Sergipe, Santa Catarina and Ceará) and the Federal District. In March 2016, we launched Oi Total in the remaining Brazilian states where we offer fixed-line services. As of June 30, 2018 and December 31, 2017, 32.5% and 22.9%, respectively, of our fixed-line customers subscribed to one of the plans in our Oi Total portfolio.

Our Oi Total portfolio consists of:

•

Oi Total Solução Completa, our quadruple-play bundle that combines fixed-line voice, broadband data, Pay-TV and mobile voice and data services, including (1) unlimited local and domestic long-distance calls from one fixed line and one mobile device to any fixed line or mobile device in Brazil, (2) between 10 Mbps and 35 Mbps of broadband data through VDSL, (3) between 2GB and 10 GB of 4G mobile data and up to 10 GB of lower speed mobile data, (4) between 125 and 200 channels of Pay-TV, including between 27 and 75 high-definition, or HD, channels and (5) an extensive on-demand movie, TV and internet content that is available free of charge for streaming anytime, anywhere through Oi Play, our content platform. In addition, all Oi Total Solução Completa customers receive access to our Wi-Fi access points.

•

Oi Total Conectado, our triple-pay bundle that combines fixed-line voice, broadband data and mobile voice and data services, including all of the features of the Oi Total Solução Completa plans except for Pay-TV.

•

Oi Total Residencial, our residential bundle that combines fixed-line voice, broadband data and Pay-TV, including all of the features of the Oi Total Solução Completa plans except for mobile voice and data services.

•

Oi Total TV + Fixo, a bundle that combines fixed-line voice and Pay-TV, including unlimited local and domestic long-distance calls from one fixed line to any fixed-line telephone in Brazil and between 125 and 200 channels of Pay-TV, including between 27 and 75 HD channels and a range of Oi Play content. Oi Total TV + Fixo plans include the option to add mobile voice services.

•

Oi Total Play, a bundle that combines fixed-line voice and broadband data, including unlimited local and domestic long-distance calls from one fixed line to any fixed-line telephone in Brazil, up to 35 Mbps of broadband data through VDSL and a range of Oi Play content. We launched Oi Total Play in 2017. Oi Total Play is a pioneer in the Brazilian market, since it provides video content that can be accessed by various devices, using the Oi Play platform, without the need to subscribe for a Pay-TV package.

Residential Services

Our primary services to the residential market are fixed-line voice, broadband data and Pay-TV services. We offer these services on an a la carte basis and as bundles, including bundles with other services including our mobile voice services and our mobile data communications services. In the Residential Services business, we view the household, rather than an individual, as our customer, and our offerings, particularly our bundled offerings, are designed to meet the needs of the household as a whole.

As of June 30, 2018, our Residential Services segment recorded 15,413 thousand RGUs, as follows: 8,821 thousand fixed lines in service; 5,049 thousand broadband RGUs; and 1,544 thousand Pay-TV RGUs. As of December 31, 2017, our Residential Services segment recorded 15,885 thousand RGUs, as follows: 9,233 thousand fixed lines in service; 5,156 thousand broadband RGUs; and 1,496 thousand Pay-TV RGUs.

Bundled Services

Our bundled offerings for residential customers have focused on increasing our profitability by providing a more comprehensive mix of higher-value services to our customers. In 2017, we continued to focus our efforts on upselling and cross-selling our services to existing customers, enhancing existing customer loyalty and attracting new customers by offering higher-value services such as the Oi Total Play bundle within our Oi Total portfolio. We believe that these measures, together with our simplified plan offerings in the Residential Services business, resulted in an ARPU increase for our residential services from R$77.2 in 2016 to R$81.3 in 2017 and from R$78.1 in the six-month period ended June 30, 2017 to R$80.1 in the corresponding period in 2018.

In addition to Oi Total, bundles for residential customers include:

Oi Conta Total

With the nationwide launch of Oi Total in March 2016, we discontinued new sales of Oi Conta Total, our former triple-play plan that combined fixed-line voice, broadband and mobile voice and data services and unlimited text messages to subscribers of any provider. We have since moved these offerings under the Oi Total portfolio under the Oi Total Conectado plan and have begun efforts to migrate our legacy Oi Conta Total customers to Oi Total. As of June 30, 2018 and December 31, 2017, 1.5% and 2.6%, respectively of our fixed-line customers subscribed to one of the plans in the Oi Conta Total portfolio.

Pay-TV and Broadband Bundles

Subscribers to our internet protocol Pay-TV, or IP TV, service may subscribe to our Oi TV Mais HD package, together with a broadband subscription at 100 Mbps, or our Oi TV Mega HD package, together with a broadband subscription at 200 Mbps. Subscriptions to our IP TV packages are only available in areas in which we have deployed our FTTH network.

In addition to our service bundles, we have a la carte offerings for fixed-line voice, broadband, and Pay-TV services as described below.

Fixed-Line Voice Services

As of June 30, 2018 and December 31, 2017, we had 12.4 million and 12.9 million local fixed-line customers, respectively, in our fixed-line service areas (including customers of our B2B Services business). Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area and calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. ANATEL has divided our fixed-line service areas into approximately 4,400 local areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of June 30, 2018 and December 31, 2017, 14.0% and 14.6%, respectively, of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

Calls within Brazil that are not classified as local calls are classified as domestic long-distance calls. We provide domestic long-distance services for calls originating from fixed-line devices in Region I and Region II through our network facilities in São Paulo, Rio de Janeiro and Belo Horizonte and through interconnection agreements with other telecommunications providers, both fixed-line and mobile, that permit us to interconnect directly with their networks. We provide international long-distance services originating from fixed-line devices in our fixed-line service areas through agreements to interconnect our network with those of the main telecommunications service providers worldwide.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of June 30, 2018 and December 31, 2017, 86.0% and 85.4%, respectively, of our fixed-line customers subscribed to alternative plans, including our bundled plans.

Our Oi Fixo portfolio of fixed-line, voice-only plans provides a range of options, including unlimited on-net or all-net calls from fixed-line to fixed-line and mobile devices (depending on the plan), as well as on-net and off-net calls to mobile devices at pre-established rates.

We own and operate public telephones throughout our fixed-line service regions. As of June 30, 2018 and December 31, 2017, we had 640,280 and 640,114 public telephones in service, respectively, all of which are operated by pre-paid cards.

Broadband Services

We provide broadband services to residential customers in our fixed-line service areas. As of each June 30, 2018, and December 31, 2017, we offered broadband services in approximately 4,700 municipalities, respectively. As of June 30, 2018 and December 31, 2017, we had 5.6 million and 5.7 million broadband customers, respectively, in our fixed-line service areas (including customers of our B2B Services business). We offer ADSL services through ADSL modems installed using our customers’ conventional lines, which permit customers to use the telephone line simultaneously with the internet. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

We offer broadband a la carte subscriptions to customers that do not subscribe to our bundled services plans at speeds ranging from 2 Mbps to 35 Mbps. To attract customers to this service, we offer new subscribers complementary anti-virus software and cloud services, as well as a free wireless router with subscriptions at speeds of 5 Mbps or more.

We periodically offer promotions designed to encourage our existing broadband customers to migrate to plans offering higher speeds and to attract new customers to our broadband services. In some cases, we encourage our customers to migrate to higher broadband plans by providing broadband at faster speeds for the same prices as existing plans. This improvement of service without an increase in cost furthers our goals of improving the perception of quality of our services, enhancing the customer experience and enhancing customer loyalty.

In September 2015, we launched high-speed VDSL broadband service with offers ranging from 15 to 35 Mbps. With continued investments in our broadband network infrastructure, we expect to be able to offer our fixed-line broadband services at even greater speeds.

We continue to strategically invest in areas where we see the greatest potential for sales and growth. Our two primary competitors in broadband services, Claro and Telefônica Brasil, both offer broadband at higher speeds than our offerings. As a result, 2017, we devoted a substantial portion of our capital expenditures in investments to our network to increase the available broadband speeds and quality that we are able to offer in order to attract new customers and enhance the loyalty of our existing customer base, which was a significant factor in the increase in our ARPU from broadband services during 2017. As part of our expansion strategy, we have been broadening our FTTH network, with 500,000 homes passed as of June 30, 2018 and a customer base of 40,000 as of June 30, 2018, a growth of 131% compared to June 30, 2017.

Pay-TV Services

We offer Pay-TV services under our Oi TV brand. We deliver Pay-TV services throughout our fixed-line service areas using our DTH satellite network. We also deliver Oi TV through our fiber optic network in the cities of Rio de Janeiro, Vilar dos Teles, Duque de Caxias and Niteroi, in the State of Rio de Janeiro, and the city of Belo Horizonte, in the State of Minas Gerais. As of June 30, 2018 and December 31, 2017, we had approximately 1.5 million subscribers each to our Pay-TV services. As of June 30, 2018 and December 31, 2017, approximately 17.5% and 16.2%, respectively, of households with our residential services subscribed to Oi TV.

We offer four packages of Pay-TV services: (1) Oi TV Start HD with 125 channels, including 27 HD channels, (2) Oi TV Mix HD with 159 channels, including 53 HD channels, (3) Oi TV Total HD with 190 o 194 channels, including 69 HD channels, and (4) Oi TV Total Cinema DVR HD with 200 channels, including 75 HD channels and DVR. Subscribers to each of these packages have the option to customize the package through the purchase of additional channels featuring films offered by HBO/Cinemax and Telecine and sports offered by Futebol.

Personal Mobility Services

Our Personal Mobility Services business is comprised of post-paid and pre-paid mobile voice services and post-paid and pre-paid mobile data communications services. As of June 30, 2018, we had approximately 36.5 million subscribers (RGUs) for our mobile services, of which 29.4 million, or 80.7%, were pre-paid subscribers and 7.0 million, or 19.3%, were post-paid subscribers. As of December 31, 2017, we had approximately 36.6 million subscribers (RGUs) for our mobile services, of which 29.9 million, or 81.6%, were pre-paid subscribers and 5.7 million, or 18.4%, were post-paid subscribers. Our mobile ARPU increased from R$13.1 in 2016 to R$14.6 in 2017 and from R$15.8 in the six-month period ended June 30, 2017 to R$16.2 in the corresponding period in 2018.

Our principal mobile services plans are voice and data bundles: Oi Mais Digital for the post-paid market; Oi Livre for the pre-paid market; and Oi Mais Controle as a hybrid solution. These offerings are part of our convergence strategy as these plans combine voice and data packages across our entire portfolio. This combination of voice and data packages encourages our customers to maintain voice services as part of their packages, which reduces that rate of decline of our customer base for fixed-line voice services. In addition, since our 3G and 4G networks offer greater capacity to meet the growing demand for data, we intend to accelerate the migration of users from 2G to 3G and from 3G to 4G by encouraging sales of 3G/4G smartphones and by including more data allowances in our new mobile offers. We believe these measures will enhance our customers’ experience and provide a better perception of the quality of our services.

Mobile Voice and Data Bundles

Post-Paid

Customers of our post-paid voice and data bundles are billed on a monthly basis for contracted services used during the previous month, in addition to surplus usage and special services contracted and used and monthly subscription fees. In addition to mobile voice and mobile data communications services, our post-paid voice and data bundles provide voice mail, caller ID, conference calling, call forwarding, calls on hold and other services.

Since April 2018, we offer post-paid voice and data bundles through our Oi Mais Digital portfolio. Our Oi Mais Digital plans offer between 7 GB and 50 GB of 4G mobile data with no usage restrictions and unlimited minutes to call fixed-line and mobile customers of any operator in Brazil. We believe that our Oi Mais Digital plans allow us to satisfy the growing demand from our customers for unlimited voice calls and increased and unrestricted data usage. All Oi Mais Digital customers receive access to our Oi Play platform and Wi-Fi access points. In addition to unlimited all-net voice minutes for calls within Brazil and data packages, Oi Mais Digital plans also include unlimited SMS text messaging and a range of value-added services. Furthermore, Oi Mais Digital plans allow the primary subscriber to add up to four dependents to the contract and freely transfer data with their dependents through the Minha Oi application on their smartphones. Our target is that approximately 90% of our post-paid customers will subscribe to one of our Oi Mais Digital plans by the end of 2018.

Prior to April 2018, we offered post-paid voice and data bundles through our Oi Mais portfolio. Our Oi Mais plans offered between 7 GB and 50 GB of 4G mobile data with no usage restrictions and, since December 2017, unlimited minutes to call fixed-line and mobile customers of any operator in Brazil. In addition, all Oi Mais customers receive access to our Oi Play platform and Wi-Fi access points. As of December 31, 2017, Oi Mais accounted for 32% of our total post-paid mobile customer base.

We believe that our offerings in the post-paid market will enable us to improve revenue and market share by offering a mix of services to the post-paid market at more attractive prices.

Pre-Paid

Pre-paid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Our pre-paid customers are able to add credits to their accounts through point-of-sale machines, ATMs, Apple and Android applications installed on their mobile devices such as Minha Oi and Recarga Oi using a credit card, our toll-free number or the purchase of pre-paid cards at a variety of prices. These credits are valid for a fixed period of time following activation and can be extended when additional credits are purchased.

We offer pre-paid voice and data bundles through our Oi Livre portfolio. Our Oi Livre portfolio includes a range of all-net voice minutes for calls within Brazil (including unlimited minutes through the Oi Livre Ilimitado plans) and data allowances (ranging from 500 MB to 7.6 GB of 4G mobile data) for flat fees. Customers choose the amount of time they have to use their voice and data allowances, ranging from one to 30 days. Using the Minha Oi application on their smartphones, customers can freely switch between their data and voice allowances depending on their individual needs using a pre-determined exchange rate. Oi Livre changed the mobile service market in Brazil, disrupting the original pre-paid model in which customers acquired SIM cards from different operators and used the respective SIM card for on-net calls with that particular operator in an effort to avoid paying high rates for off-net calls. The launch of Oi Livre in 2015 was a strategic move given the reductions in interconnection tariffs in Brazil. It also follows a global trend and adopts a model widely used in developed markets such as the United States and Europe. In addition, we believe the increase in data allowances satisfies the growing customer demand for larger data packages that allow access to the great variety of applications available for smartphones. As of June 30, 2018 and December 31, 2017, Oi Livre accounted for approximately 70.2% and 65.5%, respectively, of our total pre-paid base.

Under our pre-paid voice plans, our customers may also exchange the credits they purchase for additional services, such as: (1) Bônus Extra, which permits our customers to purchase additional minutes for local or long-distance calls to our fixed-line or mobile subscribers at discounted rates; (2) Pacote de Dados, which permits our customers to purchase a specified data allowance for use on their handsets; and (3) Pacote de SMS, which permits our customers to purchase the ability to send a specified number of text messages.

In keeping with our focus on cost control and increasing profitability, throughout 2017 we disconnected inactive users of our pre-paid plans, which reduced FISTEL taxes, which are calculated based on the number of our active subscribers, resulting in an increase in the profitability of our customer base. We intend to continue to disconnect inactive users periodically.

Hybrid

The hybrid voice services market presents strategic value for our company because it combines advantages of pre-paid offerings, such as the absence of bad debt and a favorable impact on working capital, with advantages of post-paid offerings, such as a heavier consumption profile. We improve our revenues and market share through the offer of hybrid plans by consolidating customer recharges in our hybrid plans’ SIM cards and by improving the mix of offerings to the post-paid market.

We offer the Oi Mais Controle portfolio of plans for customers who wish to combine the cost savings of our post-paid plans with the self-imposed limits of our pre-paid plans. Oi Mais Controle subscribers have similar benefits as the Oi Mais customers, such as data packages with no usage restrictions, unlimited text messaging and unlimited all-net voice minutes for calls within Brazil, combined with the ability of Oi Livre customers to freely switch between their data and voice allowances depending on their individual needs using a pre-determined exchange rate using the Minha Oi application on their smartphones. We believe these data packages, which contain more data and no usage restrictions, will allow us to satisfy the growing demand from our customers for increased and unrestricted data usage. As of June 30, 2018 and December 31, 2017, Oi Mais Controle accounted for approximately 64.6% and 62.8%, respectively, of our total hybrid mobile customer base.

Mobile Voice Only Services

We no longer sell voice-only mobile plans. However, we offer mobile voice plans for our pre-paid and hybrid customers who wish to purchase additional voice minutes.

Mobile Data Only Services

We offer post-paid mobile data communications services to customers who seek to access the internet through our network using mobile devices, including smartphones or tablets and laptop computers with the aid of a mini-modem.

Post-Paid

As with our Oi Mais Digital and legacy Oi Mais customers, our post-paid mobile internet customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month, and we throttle the speed of service for customers who exceed their data allowances.

We offer a variety of post-paid mobile data only communications plans that provide data allowances from 2 GB to 10 GB for tablets and laptop computers and data transmission at speeds of 1 Mbps (3G network) or 5 Mbps (4G network). All of our new post-paid mobile data offerings for smartphones are included in our Oi Mais Digital bundles. However, we offer mobile data only plans for smartphones that provide data allowances from 500 MB to 5 GB to our legacy Oi Mais customers who wish to purchase additional data and to customers of our legacy post-paid stand-alone voice plans who wish to add mobile data services to their smartphones. Our post-paid mobile internet plans for tablets and laptop computers are sold on a stand-alone basis or, in some cases, through our voice and data bundles. Subscribers to our post-paid mobile internet plans for smartphones, tablets and laptop computers also receive free access to our network of Wi-Fi hotspots. In addition to these post-paid plans, subscribers can purchase anti-virus software and backup data storage services.

Pre-Paid and Hybrid

We also offer mobile data communications services through smartphones for our Oi Livre (pre-paid) and Oi Mais Controle (hybrid) customers who wish to purchase additional data and to customers of our legacy pre-paid and hybrid stand-alone voice plans who wish to add mobile data services to their smartphones.

Value-Added Services

The value-added services we provide include voice, text and data applications, including voicemail, caller ID, and other services, such as personalization (video downloads, games, ring tones and wallpaper), text messaging subscription services (horoscope, soccer teams and love match), chat, mobile television, location-based services and applications (mobile banking, mobile search, email and instant messaging). Applications such as the ones described below contributed an increase in revenues from value-added services during 2017.

Oi Apps Club: A subscription-based marketplace for highly rated Android apps, Oi Apps Club provides customers unlimited access to download apps, charged to the customer’s Oi bill rather than a credit card.

Oi Conselheiros: In this service, renowned and famous professionals in different areas of expertise known as “Oi’s Ambassadors” endorse exclusive content covering travel, fashion, cooking, celebrities and music, among others.

Oi Para Aprender: Oi’s mobile learning platform, which provides a variety of courses and tips regarding languages, entrance examinations, job assessments, how to develop a home office business and software lessons, among others.

Our value-added services are developed by third-party application or content providers and offered to our customers.

B2B Services

In our B2B Services business, we serve SME and corporate (including government) customers and other telecommunications providers. We offer a variety of services to our SME and corporate customers, including our core fixed-line, broadband and mobile services, as well as our value-added services, advanced voice services and commercial data transmission services. For our corporate customers, we also offer information technology services, such as network management and security, Storage, Smartcloud, anti-distributed denial of service and machine-to-machine products, which enable communication between a product and its control center or database (such as a car and its GPS navigation system), in order to expand our revenue sources from corporate customers beyond voice services, increase customer loyalty and ensure greater revenue predictability. We also provide wholesale interconnection, network usage and traffic transportation services to other telecommunications providers.

As of June 30, 2018, our B2B Services segment recorded 6,541 thousand RGUs, as follows: 3,580 thousand fixed lines in service; 542 thousand broadband RGUs; 2,407 thousand mobile RGUs; and 13 thousand Pay-TV RGUs. As of December 31, 2017, our B2B Services segment recorded 6,512 thousand RGUs, as follows: 3,641 thousand fixed lines in service; 543 thousand broadband RGUs; 2,316 thousand mobile RGUs; and 12 thousand Pay-TV RGUs.

The implementation of certain initiatives since the end of 2015, coupled with the declining macroeconomic conditions in Brazil, has prompted certain changes in our portfolios and recent offerings. SMEs are more vulnerable to economic instability than our more established corporate customers, so there has been a reduction in our SME customer base as a result of SMEs going out of business. Our corporate customers, while better able to survive the current economic instability, often respond by reducing their economic activity and tightening their budgets for telecommunications products and services.

In addition, in a move to better align our products with the needs of our consumers, and to increase customer satisfaction, we have taken a “back-to-basics” approach to product and service offerings and, as a result, developed simpler, more predictable flat-rate plans that enable the customer to better understand, project and plan for upcoming expenses. Furthermore, our sales focus has shifted to upgrading existing contracts, which has not required us to make any additional investments.

Services for SMEs

We offer SME services similar to those offered to our residential and personal mobility customers, including fixed-line and mobile voice services, and fixed-line and mobile broadband services. We also launched FTTH plans for SMEs. In addition, we offer SMEs:

•	advanced voice services, primarily 0800 (toll free) services, as well as voice portals where customers can participate in real-time chats and other interactive voice services;

•	dedicated internet connectivity and data network services; and

•	value-added services, such as help desk support that provides assistance for technical support issues, web services with hosting, e-mail tools and website builder and security applications.

In general, our sales team works with our SME customer to determine that customer’s telecommunications needs and negotiates a package of services and pricing structure that is best suited to its needs. In December 2015, we launched Oi Mais Empresas for SMEs. Oi Mais Empresas provides a portfolio of flat fee services. This simplified portfolio is easier to understand, purchase and use, fostering a better relationship with the SME. The flat rate model eliminates billing issues and disputes and reduces the risk of default by the SME. Concurrently, as part of our digitalization efforts, we launched the Oi Mais Empresas app, a fully digital customer channel through a smartphone application. The Oi Mais Empresas app provides exclusive service to SMEs, enabling them to acquire services, upgrade their contract plan and make requests and track the status of those requests, such as repairs and bill copies, among others, all using a smartphone. We made the same improvements and enabled the same functionalities as the Oi Mais Empresas app on our website, enabling our customers to perform the same functions from a computer. The creation of the Oi Mais Empresas app and website improvements changed the way our customers communicate and reinforced our commitment to simplify our product portfolios and better understand our customers’ needs.

Services for Corporate Customers

We offer corporate customers all of the services offered to our SME customers. In addition, we provide a variety of customized, high-speed data transmission services through various technologies and means of access to corporate customers. Our principal data transmission services for Corporate customers are:

•	we act as the internet service provider for our Corporate customers, connecting their networks to the internet;

•	dedicated Line Services (Serviços de Linhas Dedicadas), or SLD, under which we lease dedicated lines to corporate customers for use in private networks that link different corporate websites; and

•

IP services which consist of dedicated internet connection, as well as Virtual Private Network, or VPN, services that enable our customers to connect their private intranet and extranet networks to deliver videoconferencing, video/image transmission and multimedia applications.

We provide these services at data transmission speeds of 2 Mbps to 100 Gbps.

We also offer information technology infrastructure services to our corporate customers, seeking to offer them end-to-end solutions through which we are able to provide and manage their connectivity and information technology needs. For example, we offer Oi SmartCloud, a suite of data processing and data storage services that we perform through our five cyber data centers located in Brasília, São Paulo, Curitiba and Porto Alegre. In addition, through these data centers, we provide hosting, collocation and IT outsourcing services, permitting our customers to outsource their IT infrastructures to us or to use these centers to provide backup for their IT systems.

We also offer the following four major service groups through Oi SmartCloud, which operate through our five cyber data centers:

•	collaborative solutions, a hosting and sharing platform that provides employees with access to company documents;

•	business applications, an in-memory computing platform for large amounts of data;

•	Oi Gestão Mobilidade, a mobile device management service focused on providing logistics and security solutions relating to mobile devices;

•	Security services, a centralized, anti-spam filtering solution for corporate email; and

•	Telepresence as a Service (TPaaS), a video-conferencing service that allows collaboration among people at remote locations.

We also offer various services based on IT applications:

•

Internet of Things Solutions, such as fleet management services, which provide a management system for fleet monitoring and location targeting, economies of scale for fuel costs, driver profile analysis and kilometer control for maintenance and solutions for retail and utilities;

•	Interação Web, a digital marketing service, which allows us to implement on the website of our B2B Services customers an intelligent interaction with their digital users in real time.

•	workforce management, which provides a system with web and mobile applications to monitor and control the workforce in the field and optimize routes and control logistics activities; and

•

digital content management (corporate TV platform and queue management), which provides a digital signage platform with queue management solutions, creating a powerful marketing tool for companies that have interactions with customers at points of sale.

In order to provide complete solutions to our corporate clients, we have entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers are part of our strategy of offering telecommunications services packages to our customers.

Wholesale Services

We offer specialized wholesale services to other telecommunications providers, primarily consisting of interconnection to our networks, network usage charges for the use of portions of our long-distance network, traffic transportation through our physical infrastructure, and RAN sharing agreements.

Interconnection and Network Usage Charges

All telecommunications services providers in Brazil are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications services provider. Interconnection permits a call originated on the network of a requesting local fixed-line, mobile or long-distance service provider’s network to be terminated on the local fixed-line or mobile services network of the other provider.

We are authorized to charge for the use of our local fixed-line network on a per-minute basis for (1) all calls terminated on our local fixed-line networks in Regions I and II that originate on the networks of other mobile and long-distance service providers, and (2) all long-distance calls originated on our local fixed-line networks in Regions I and II that are carried by other long-distance service providers.

Conversely, other local fixed-line service providers charge us interconnection fees (1) to terminate calls on their local fixed-line networks that are originated on our mobile or long-distance networks, and (2) for long-distance calls originated on their local fixed-line networks that are carried by our long-distance network.

In addition, we charge network usage fees to long-distance service providers and operators of trunking services that connect switching stations to our local fixed-line networks. We are authorized to charge for the use of our long-distance network on a per-minute basis for all calls that travel through a portion of our long-distance networks for which the caller has not selected us as the long-distance provider. Conversely, other long-distance service providers charge us interconnection fees on a per-minute basis for all calls that travel through a portion of their long-distance networks for which the caller has selected us as the long-distance provider.

We are authorized to charge for the use of our mobile network on a per-minute basis for all calls terminated on our mobile network that originate on the networks of other local fixed-line, mobile and long-distance service providers. Conversely, other mobile services providers charge us interconnection fees to terminate calls on their mobile networks that are originated on our local fixed-line, mobile or long-distance networks. The amounts that we charge and owe for these interconnections with respect to SMEs have reduced dramatically, however, as a result of the recent reductions in interconnection tariffs mandated by ANATEL. The pricing for services to our corporate customers are not immediately affected by the ANATEL reductions. Rather, these rate reductions are only reflected in the negotiation and pricing of new contracts.

Transportation

We provide Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD, services under which we lease trunk lines to other telecommunications services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers.

Long-distance and mobile services providers may avoid paying long-distance network usage charges to us by establishing an interconnection to our local fixed-line networks. In order to retain these customers of our long-distance services, we offer a long-distance usage service, called national transportation, under which we provide discounts to our long-distance network usage fees based on the volume of traffic and geographic distribution of calls generated by a long-distance or mobile services provider.

We also offer international telecommunications service providers the option to terminate their Brazilian inbound traffic through our network, as an alternative to Claro and TIM. We charge international telecommunications service providers a per-minute rate, based on whether a call terminates on a fixed-line or mobile telephone and the location of the local area in which the call terminates.

Rates

Our rates for certain services, including basic local fixed-line and domestic long-distance plans, interconnection, EILD and SLD services, are subject to regulation by ANATEL, subject to certain exceptions. For information on ANATEL regulation of our rates, see “—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry.” Under our current authorizations, which we operate under the private regime, we are allowed to set prices for our mobile service plans and other telecommunications services, such as broadband services, IP services, frame relay services and DTH and IP TV.

Many of the voice services we provide charge on a per-minute basis. For these services, we charge for calls based on the period of use. The charge unit is a tenth of a minute (six seconds), and rounding is permitted to the next succeeding tenth of a minute. There is a minimum charge period of 30 seconds for every call. For local fixed-line to fixed-line calls during off-peak hours, Basic Plan per Minute charges apply on a per-call basis, regardless of the duration of the call.

Fixed-Line Rates

Local Rates

Our revenues from local fixed-line services consist mainly of monthly subscription charges, charges for local calls and charges for the activation of lines for new subscribers or subscribers that have changed addresses. Monthly subscription charges are based on the plan to which the customer subscribes and whether the customer is a residential, commercial or trunk line customer.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. The monthly subscription fees under the Basic Plan per Minute and the Mandatory Alternative Service Plan vary in accordance with the subscribers’ profiles, as defined in the applicable ANATEL regulations. As of June 30, 2018 and December 31, 2017, 14.0% and 14.6%, respectively, of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to offering those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of June 30, 2018 and December 31, 2017, 80.0% and 85.4%, respectively, of our fixed-line customers subscribed to alternative plans, including our bundled plans.

On an annual basis, ANATEL increases or decreases the maximum rates that we are permitted to charge for our basic service plans. ANATEL increased the rates that we may charge by an average of 3.6% as of June 13, 2015 and 2.94% as of September 12, 2016, and decreased the rates that we may charge by an average of 0.08% as of November 11, 2017. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the Telecommunications Services Index (Índice de Serviços de Telecomunicações – IST), or IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

Local Fixed Line-to-Mobile Rates (VC-1) and Mobile Long Distance Rates (VC-2 and VC-3)

When one of our fixed-line customers makes a call to a mobile subscriber of our company or another mobile services provider that terminates in the mobile registration area in which the call was originated, we charge our fixed-line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC-1 rates. In turn, we pay the mobile services provider a per-minute charge based on rates designated by ANATEL as MTR (VU-M) interconnection tariffs for the use of its mobile network in completing the call. Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectorial long-distance call, which is charged at rates designated by ANATEL as VC-2 rates, or an intersectorial long-distance call, which is charged at rates designated by ANATEL as VC-3 rates. If the caller selects one of our carrier selection codes for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. VC-1, VC-2 and VC-3 rates, collectively, the “VC Rates” vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

On an annual basis, ANATEL may increase or decrease the maximum VC Rates that we are permitted to charge. As a result of the substantial reductions in VC Rates in past years (for example, between 2012 and 2018, ANATEL reduced our VC-1 rate by approximately 65%) and in keeping with our strategy of simplifying our portfolios to enhance the customer experience, in 2015 we launched several fixed-line and mobile plans that allow all-net calls for a flat fee. In addition, since 2017 most of our mobile plans allow our customers to place unlimited local and long-distance calls regardless of the network where the call originates or terminates. All-net and unlimited plans eliminate the effect of VC Rate reductions on our customers’ telephone bills and simplify the billing process.

Fixed Line-to-Fixed-Line Long Distance Rates

If a caller selects one of our carrier selection codes for a long-distance call that originates and terminates on fixed-line telephones, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (which are categorized by four distance ranges), time of the day and day of the week, and are applied on a per-minute basis for the duration of the call. Rates on these calls are applied on a per-minute basis.

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates that we are permitted to charge. ANATEL increased the rates that our company may charge by an average of 0.7% as of September 9, 2016 and decreased such rates by 0.7% as of November 11, 2017. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

Mobile Rates

Mobile telecommunications service in Brazil, unlike in the United States, is offered on a “calling-party-pays” basis under which a mobile subscriber pays only for calls that he or she originates (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). A mobile subscriber receiving a collect call is also required to pay mobile usage charges.

Our revenues from mobile services consist mainly of charges for local and long-distance calls and data packages paid by our pre-paid and post-paid mobile subscribers and monthly subscription charges paid by our post-paid plan subscribers. Monthly subscription charges are based on a post-paid subscriber’s service plan. If one of our mobile subscribers places or receives a call from a location outside of his or her home registration area, we are permitted to charge that customer the applicable roaming rate. We charge for all mobile calls made by our pre-paid customers, and for mobile calls made by our post-paid customers in excess of their allocated monthly number of minutes, on a per-minute basis.

Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers of the discontinued plan receive a notice to that effect and are allowed to migrate to new plans within 30 days of such notice.

Rates under our mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IGP-DI. These rate adjustments occur on the anniversary dates of the approval of the specific plans. We may grant customers discounts from the rates set in our service plans without ANATEL approval. The rate of inflation as measured by the IGP-DI was 10.7% in 2015, 7.2% in 2016 and (0.42)% in 2017.

Network Usage (Interconnection) Rates

Fixed-Line Networks

Our revenues from the use of our local fixed-line networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RL rates, from:

•	long-distance service providers to complete calls terminating on our local fixed-line networks;

•	long-distance service providers for the transfer to their networks of calls originating on our local fixed-line networks; and

•	mobile services providers to complete calls terminating on our local fixed-line networks.

Fixed-line service providers are not permitted to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks. TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

Our revenues from the use of our long-distance networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RIU rates, from other long-distance carriers that use a portion of our long-distance networks to complete calls initiated by callers that have not selected us as the long-distance provider. TU-RIU rates for intrasectorial calls are designated by ANATEL as TU-RIU1 rates, and TU-RIU rates for intersectorial calls are designated by ANATEL as TU-RIU2 rates.

TU-RIU rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Historically, the TU-RIU rates of Oi and Telemar have been equal to 20% of their respective domestic fixed line-to-fixed line long-distance rates for such calls.

In July 2014, ANATEL published the maximum fixed reference rates, including TU-RL and TU-RIU, for entities with significant market power, such as our company, for 2016 through 2019. As a result, our TU-RL and TU-RIU reference rates have declined significantly and will continue to decline through 2019, when TU-RL and TU-RIU rates reflecting a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering the existing regulatory obligations, will apply. In February 2016, our TU-RL rate in each of Region I and II was R$0.01146 per minute, our TU-RIU1 rates in Regions I and II were R$0.06124 per minute and R$0.04946 per minute, respectively, and our TU-RIU2 rates in Regions I and II were R$0.06621 per minute and R$0.05524 per minute, respectively. In each of February 2017 and 2018, our TU-RL rates in Regions I and II declined by 20.9% and 22.8%, respectively, our TU-RIU1 rates in Regions I and II declined by 52.8% and 45.1%, respectively, and our TU-RIU2 rates declined by 57.3% and 49.9%, respectively, and we expect that these rates will decline by the same percentages in 2019.

Mobile Networks

Our revenues from the use of our mobile networks consist primarily of payments on a per-minute basis from (1) local fixed-line, long-distance and mobile services providers to complete calls terminating on our mobile networks, and (2) long-distance service providers for the transfer to their networks of calls originating on our mobile networks.

The terms and conditions of interconnection to our mobile networks, including the rates charged to terminate calls on these mobile networks, which are designated by ANATEL as MTR (VU-M) interconnection tariffs, commercial conditions and technical issues, may be freely negotiated between us and other mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. We must offer the same MTR (VU-M) interconnection tariffs to all requesting service providers on a nondiscriminatory basis. We apply MTR (VU-M) charges on a per-minute basis.

In December 2013 ANATEL established the maximum MTR (VU-M) rate of R$0.33 per minute that is applicable in the event that providers could not agree upon the MTR (VU-M) rate applicable in their interconnection agreements. Under the General Plan on Competition Targets, for the period from February 2015 to February 2016, the MTR (VU-M) rate was reduced to 50% of the maximum MTR (VU-M) rate established by ANATEL in December 2013. In July 2014, ANATEL published the maximum MTR (VU-M) reference rates for entities with significant market power, such as our company, for 2016 through 2019. As a result, our MTR (VU-M) rates have declined significantly and will continue to decline through 2019, when MTR (VU-M) rates reflecting a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering the existing regulatory obligations, will apply. In February 2016, our MTR (VU-M) rates in Regions I, II and III were set at R$0.09317 per minute, R$0.10308 per minute and R$0.11218 per minute, respectively. In each of February 2017 and 2018, our MTR (VU-M) reference rates in Regions I, II and III declined by 47.1%, 47.7% and 39.2%, respectively, and they will decline by the same percentages in February 2019.

Data Transmission Rates

Broadband services, IP services and frame relay services are market driven and not subject to ANATEL regulation. We offer broadband services subscriptions at prices that vary depending on the download speeds available under the purchased subscription.

A significant portion of our revenues from commercial data transmission services are generated by monthly charges for EILD and SLD services, which are based on contractual arrangements for the use of part of our networks. Under ANATEL regulations, because we are deemed to have significant market power in the fixed-line services business, we are required to make publicly available the forms of agreements that we use for EILD and SLD services, including the applicable rates, and are only permitted to offer these services under these forms of agreements. ANATEL publishes reference rates for these services and if one of our customers objects to the rates that we charge for these services, that customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

In July 2014, ANATEL published reference rates for EILD services that contain a single reference table which will be valid from 2016 until 2020, when rates reflecting a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering the existing regulatory obligations, will apply. In addition, under the General Plan on Competition Targets, companies with significant market power, such as our company, are required to present a public offer every six months including standard commercial conditions, which is subject to approval by ANATEL.

Our revenue from IP services is based on the number of data ports to which the customer is granted access. Our revenue from frame relay services consists mainly of charges for access to the data transmission network and metered service charges based on the amount of data transmitted. Such services are offered as pay-per-use or volume-based packages. Our revenue from cyber data center services is generally based on contractual arrangements that are tailored to the specific services provided.

DTH and IP TV Services Rates

DTH and IP TV services are deemed to be conditional access services under the private regime, which Oi provides pursuant to authorizations. As a result, the rates and prices for these services are not subject to ANATEL regulation and are market-driven. We offer DTH and IP TV subscriptions at prices that vary depending on the content of the subscription package. We offer basic subscription packages for our Oi TV services, as well as a variety of premium packages which allow subscribers to tailor the content that they receive to their individual tastes.

Marketing and Distribution

During the six-month period ended June 30, 2018 and the year ended December 31, 2017, we incurred R$163 million and R$410 million, respectively, in marketing expenses in our Brazilian operations. On a company-wide basis, we focus our marketing efforts on the upscaling of existing clients while strengthening the “Oi” brand through our convergent services offerings and promotion of our Minha Oi smartphone application, which allows our pre-paid customers to freely switch between their data and voice allowances. We also engage in digital marketing and multiple customer relationship management (CRM) marketing programs to support our B2B Services business.

In 2017, we dramatically increased our investment in digital advertising, which has increasingly grown in relevance as compared to more traditional advertising platforms. In combination with television advertising, our digital presence maximizes our return on investment in line with our strategy to reach all types and classes of customers and potential customers. We tactically use other media outlets, such as radio, billboards and exterior signage, for specific initiatives, while direct mail, text messaging and telemarketing are used to upscale our current base. We also sponsor sporting events and individual athletes, as well as cultural events, to increase brand awareness and promote our portfolio as a telecommunications provider capable of meeting all of the telecommunications needs of our customers.

Our principal marketing expenditures to support our Residential Services business are designed to:

•	promote our Oi Total bundled plans, as part of our effort to expand our customer base; and

•	promote cross-selling of our services by promoting our bundled plans and higher-value offers, as part of our effort to generate higher ARPU and reduce customer churn rates.

Our principal marketing expenditures to support our Personal Mobility Services business are designed to:

•	promote the Minha Oi app, which allows our customers to freely switch between their data and voice allowances, via ad campaigns on television and digital media;

•

promote our post-paid and hybrid mobile plans, primarily Oi Mais Digital and Oi Mais Controle, as well as 4G data services at higher speeds, through specific marketing campaigns and mobile device subsidies (through our Oi Pontos program, which provides existing post-paid customers with a phone credit based on amount spent in the preceding 12-month period, to be applied as a credit against the price of a new mobile device), as part of our effort to increase our market share in mobile services; and

•	expand our 4G internet customer base, focusing on geographic regions covered by the National Broadband Plan.

Our principal marketing expenditures to support our B2B Services business focus on customer relationship management (CRM) initiatives and include:

•	press releases to announce sales cases and launches of new products and services;

•	C-suite level relationship events;

•	attendance at fairs and conferences;

•	digital media; and

•	other day-to-day marketing.

Distribution Channels

We distribute our services through channels focused on three separate sectors of the telecommunications services market: (1) residential customers, including customers of our mobile services to whom we sell bundled plans; (2) personal mobility customers that purchase our mobile services independently of our bundled plans; and (3) business and corporate customers.

Residential Services

Our distribution channels for residential customers are focused on sales of fixed-line services, including voice, broadband services and Oi TV, and post-paid mobile services. As part of the restructuring of our distribution channels, we have begun to provide more extensive training to our employees and the employees of third-party sales agents and have revised our commission structures to incentivize selective sales of bundled and higher-value plans and services that generate higher ARPU and reduce customer churn rates. As of June 30, 2018, the principal distribution channels that we used for sales to residential customers were:

•	our own network of stores, which included 129 “Oi” branded stores;

•	approximately 553 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil;

•	approximately 7,250 stores located throughout our service areas that primarily sell telecommunications products and services and have entered into exclusivity agreements with us;

•

our telemarketing sales channel, which is operated by our call center and other third-party agents and consists of approximately 1,365 sales representatives that answer more than 520 thousand calls per month. This channel provides us with the ability to proactively reach new customers, thereby increasing our client base and revenues, and also receives calls prompted by our offers made in numerous types of media;

•	our “teleagents” channel, which consists of approximately 528 local sales agents that operate in specific regions and complement our telemarketers;

•

door-to-door sales calls made by our sales force of approximately 1,842 salespeople trained to sell our services throughout Brazil in places where customers generally are not reachable by telemarketing; and

•	our e-commerce sites through which customers may purchase a variety of our services.

Personal Mobility Services

Our distribution channels for personal mobility customers are focused on sales of mobile services to post-paid customers and pre-paid customers, including mobile broadband customers. As part of the restructuring of our distribution channels, our distribution channels for our post-paid personal mobility services have converged with our distribution channels for residential services (with the exception of our stores located in the Sao Paulo State area). As of June 30, 2018, the principal distribution channels that we used for sales of our personal mobility services were:

For our post-paid mobility services:

•	our own network of stores, which included 190 “Oi” branded stores;

•	approximately 605 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil;

•	our telemarketing sales channel has of approximately 900 sales representatives that answer more than 800 thousand calls per month selling our post-paid personal mobility services; and

•	our e-commerce sites through which customers may purchase our services.

For our pre-paid mobility services

•	approximately 584 stores that are part of large national chains which sell our post-paid and pre-paid personal mobility services and SIM cards;

•	approximately 15 multibrand distributors that distribute our SIM cards and pre-paid mobile cards to approximately 265,000 pharmacies, supermarkets, newsstands and similar outlets;

•	our website, through which our pre-paid customers may recharge their SIM cards.

B2B Services

We have established separate distribution channels to serve SME and corporate customers. We market a variety of services to SMEs, including our core fixed-line, broadband and mobile services, as well as our value-added services, advanced voice services and commercial data transmission services. As of June 30, 2018 and December 31, 2017, the principal distribution channels that we use to market our services to SMEs were:

•	“Oi” exclusive agents with 850 door-to-door sales consultants that are dedicated to understanding and addressing the communications needs of our existing and prospective SME customers;

•	our “teleagents” channel, which consists of approximately 650 local sales agents that operate in specific regions and complement our telemarketers;

•

our telemarketing sales channel, which consists of two agents that use 350 sales representatives that are specifically trained to discuss the business needs of our prospective SME customers to make sales calls, as well as representatives in our call center and representatives at call centers under contract with us to receive calls from existing and prospective SME customers to sell services to new customers and promote higher-value and additional services to existing customers. In addition, our telemarketing channel utilizes customer retention representatives; and; and

•	our website and the Oi Mais Empresas application.

We market our entire range of services to corporate customers through our own direct sales force which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. Our client service model focuses on post-sale service and we regularly discuss service needs and improvements through calls and meetings with our customers. As of June 30, 2018, our corporate sales team, excluding post-sale service personnel, was composed of approximately 351 employees operating in eleven regional offices.

Billing and Collection

Residential Services

We send each of our Residential Services customers a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. Each bill separately itemizes service packages, local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. Payments of Residential Services bills are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. We have agreements with several banks for the receipt and processing of payments from our Residential Services customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from our Residential Services customers as agents for these banks. As of June 30, 2018 and December 31, 2017, 15.6% and 16.9%, respectively, of all accounts receivable due from our Residential Services customers in Brazil were outstanding for more than 30 days and 12.3% and 12.0%, respectively, were outstanding for more than 90 days.

We are required to include in our monthly Residential Services bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunications service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of our network.

ANATEL regulations permit us to restrict outgoing calls made by a Residential Services customer 15 days after we send the customer a past due notice, restrict incoming calls received by a Residential Services customer 30 days after the restriction on outgoing calls is imposed, and disconnect a Residential Services customer after 30 days after the restriction on incoming calls is imposed. The disconnection process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before the Residential Services customer may be ultimately disconnected due to non-payment. Notices range from voice messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays.

Personal Mobility Services

We bill our post-paid Personal Mobility Services customers on a monthly basis and itemize charges in the same manner as we bill our Residential Services customers. In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As with our Residential Services business, we have agreements with several banks for the receipt and processing of payments from our post-paid Personal Mobility Services customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from our post-paid Personal Mobility Services customers as agents for these banks. As of June 30, 2018 and December 31, 2017, 19.4% and 34.7%, respectively, of all accounts receivable due from our Personal Mobility Services customers in Brazil were outstanding for more than 30 days and 30.4% and 16.3%, respectively, were outstanding for more than 90 days.

ANATEL regulations permit us to restrict outgoing calls made and text messages sent by a post-paid Personal Mobility Services customer 15 days after we send the customer a past due notice, restrict incoming calls and text messages received by a post-paid Personal Mobility Services customer 30 days after the restriction on outgoing calls and text messages is imposed, and cancel services to a post-paid Personal Mobility Services customer after 30 days after the restriction on incoming calls is imposed. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the post-paid Personal Mobility Services customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. We have also implemented an information tool to assist with account management that is designed to warn subscribers of high outstanding amounts due and unpaid.

Customers of our pre-paid Personal Mobility Services can only use a paid service if they have enough active credits in their accounts to do so. In order to acquire credits, customers must recharge their SIM cards in one of our many points of sales. Services are charged directly from the customer´s accounts.

Network and Facilities

Our Brazilian networks are comprised of physical and logical infrastructures through which we provide fully-integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources. We monitor our networks remotely from our centralized national network operations center in Rio de Janeiro. Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for each network.

Access Networks

Our Brazilian access networks connect our customers to our signal aggregation and transportation networks. We have a large number of network access points, including twisted copper pair wires to residences and commercial buildings, fiber optic lines to residences and commercial buildings, wireless transmission equipment and Wi-Fi hotspots. Our fixed-line networks are fully digitalized.

Voice and data signals that originate through fixed-line access points are routed through Multi-service Access Nodes, or MSANs, to our aggregation networks, or are rerouted to our aggregation networks through Digital Subscriber Line Access Multiplexer, or DSLAM, equipment which split the voice signal from the digital signal which is transmitted using ADSL or VDSL technology. We are engaged in a long-term program to update our DSLAM equipment as demand for data services increases. As of each of June 30, 2018 and December 31, 2017, approximately 93% of our fixed-line network had been updated to support ADSL2+ or VDSL2 and we provided ADSL or VDSL2 services in approximately 4,700 municipalities.

ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. Our network supports ADSL2+ and VDSL2, or very-high-bitrate digital subscriber line, technologies. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services than ADSL, including IP TV. VDSL2 is a DSL technology providing faster data transmission, up to 100 Mbps (downstream and upstream), permitting us to support high bandwidth applications such as HDTV, VoIP and broadband internet access, over a single connection.

We are engaged in a long-term program to upgrade portions of our fixed-line access networks with optical fiber networks based on gigabit passive optical network, or GPON, technology to support VDSL2 service and facilitate our offering of our Oi TV service. The implementation of this technology permits us to provide broadband with speeds up to 200 Mbps to residential customers and up to 1 Gbps to commercial customers.

For our non-residential customers, we have a fully integrated and managed network providing access for networks based on IP and Asynchronous Transfer Mode, or ATM, protocol over legacy copper wire through which are able to provide:

•	symmetric and transparent access to Frame Relay services at speeds from 64 kbps to 1.5 Mbps;

•	symmetrical access with PPP (Point to Point) for the Internet connection services at speeds from 64 kbps to 1.5 Mbps; and

•

symmetrical access with PPP (Point to Point) to provide connection services for virtual private networks, or VPNs, through Multiprotocol Label Switching, or MPLS, protocol at speeds from 64 kbps to 1.5 Mbps.

The following table sets forth selected information about our fixed-line networks as of the dates and for the periods indicated.

	As of and for the Six-Month Period Ended June 30,	As of and For Year Ended December 31,
	2018	2017	2016	2015
Installed access lines (in millions)	26.2	27.0	27.4	27.5
Access lines in service (in millions)	12.1	12.8	14.3	14.9
Public telephones in service (in thousands)	640.4	640.1	642.5	651.7
Broadband access lines in service (in millions)	5.9	5.9	5.9	5.9

Mobile devices access our GSM (Global System for Mobile Communications), or 2G, mobile networks on frequencies of 900 MHz/1800 MHz, our 3G mobile networks on frequencies of 2100 MHz and our 4G mobile networks on frequencies of 1800 MHz/2500 MHz. Our 2G access points use General Packet Radio Service, or GPRS, which allows speeds in the range of 115 kilobytes per second (Kbps), and Enhanced Data Rates for Global Evolution, or EDGE, which allows speeds in the range of 230 Kbps, to send and receive data signals. Our 3G access points use high speed packet access, or HSPA, which allows speeds in the range of 14.2 Mbps, to send and receive data signals. Our 4G access points use 10+10 MHz and 2x2 and 4x4 Multiple Input Multiple Output, depending on the site configuration, which allows speeds in the range of 75 Mbps (2x2 MIMO configuration sites) and 150 Mbps (4x4 MIMO configuration sites), to send and receive data signals. Voice and data signals sent and received through our 2G and 3G access points are routed to our aggregation networks. Our mobile networks have unique data core and are fully integrated with our fixed-line data networks.

As of June 30, 2018, our 2G mobile access networks, consisting of 13,887 active radio base stations, covered 3,407 municipalities, or 93% of the urban population of Brazil. As of December 31, 2017, our 2G mobile access networks, consisting of 13,810 active radio base stations, covered 3,407 municipalities, or 93% of the urban population of Brazil. We have GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

As of June 30, 2018, our 3G mobile access networks, consisting of 10,115 active radio base stations, covered 1,626 municipalities, or 82% of the urban population of Brazil. As of December 31, 2017, our 3G mobile access networks, consisting of 10,184 active radio base stations, covered 1,603 municipalities, or 81% of the urban population of Brazil. We have HSPA coverage in all state capitals.

As of June 30, 2018, our 4G access networks, consisting of 8,502 active radio base stations, covered 834 municipalities, or 73% of the urban population of Brazil. As of December 31, 2017, our 4G access networks, consisting of 8,092 active radio base stations, covered 813 municipalities, or 73% of the urban population of Brazil.

In addition to these mobile access networks, we also operate Wi-Fi hotspots in indoor public and commercial areas such as coffee shops, airports and shopping centers. Since 2012, we have provided outdoor urban wireless networks, including in the neighborhoods of Copacabana and Ipanema in the city of Rio de Janeiro. As of June 30, 2018 and December 31, 2017, our Wi-Fi network consisted of more than 2.0 million and 1.5 million hotspots, respectively, with broadband access compatible with more than 1.8 and 1.5 million access points, respectively, provided by Fon Wireless Ltd., or Fon, which allows our customers to access Fon lines worldwide.

Aggregation Networks

Voice and data signals sent through our access network are routed through our aggregation networks to digital switches which connect voice calls and route digital signals to their destinations. Portions of our aggregation network use conventional copper trunk lines to connect our access network to our switches and transportation networks. For a small portion of our aggregation network, we still use ATM protocol to permit high speed transmission of these signals. Other portions of our aggregation network use fiber optic cable to connect our access network to our switches and transportation networks using Synchronous Digital Hierarchy, or SDH, protocol. In large metropolitan areas where the density of access point results in increased demand, we have deployed Metro Ethernet networks. Our Metro Ethernet networks are fully-integrated management systems and provide:

•	ethernet data services from 4 Mbps up to 1 Gbps for point-to-point and multipoint dedicated access;

•	ethernet access services from 4 Mbps up to 1 Gbps for IP access and MPLS/VPN access;

•	aggregation network services for ADSL2+ and VDSL2 platforms;

•	aggregation network services for GPON platforms; and

•	DWDM systems for services above 1Gbps to prevent overbooking our Metro Ethernet network.

In the past, we used ATM protocol to transport digital signals through our access network from non-residential customers that require dedicated bandwidth to our switching stations. In response to changing customer needs, we converted elements of our network that use ATM and SDH protocols, that permit us to offer dedicated bandwidth to our customers, to MPLS protocol, which supports IP and permits the creation of VPNs through our MetroEthernet networks. We now use MPLS-TP capable devices that have been designed to interface with our existing Metro Ethernet Network to increase the bandwidth of our networks to support our 4G network data traffic and replace our legacy SDH networks.

Transportation Networks

We have a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and all state capitals in Brazil. This fiber network supports high capacity Dense Wavelength Division Multiplex, or DWDM, systems that can operate with up to 80 channels at 10 and 40 Gbps. Our optical network is complemented by microwave links to reach smaller cities and towns.

In 2015, we completed the implementation of a new Optical Transport Network/DWDM, or OTN/DWDM network, with 100 Gbps links, that connect 11 state capitals, including São Paulo, Rio de Janeiro, Brasília and Belo Horizonte. This new OTN/DWDM network spreads over approximately 30,000 km of optical cables. In the first half of 2018, we completed the extension of the OTN/DWDM network, with 100 Gbps links, to an additional seven state capitals and spread over an additional 18,000 km of optical cables. Between 2019 and 2021, we expect to further extend our OTN/DWDM network, with 100 Gbps links, to reach 26 state capitals and spread over 65,400 km of optical cables.

We employ automatic traffic protection to improve the reliability of our network and increase its traffic capacity. The network is fully supervised and operated by management systems that allow rapid response to customer service requests and reduce the recovery time in case of failure.

We operate an internet backbone network and a fully IP-routed network, which provides a backbone for all internet dedicated services and VPN offerings. Our internet backbone connects to the public internet via international links that we maintain in the United States.

Our transportation network is directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

Satellite Network

We have deployed an expanded range of satellite-based services to comply with our public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of each of June 30, 2018 and December 31, 2017, our satellite network covered approximately 5,144 localities, respectively, in 26 states and the Federal District and provided voice and data services.

In 2000, we began the implementation of the land-based segment of our respective satellite networks in order to extend transmission to remote areas in the states of Acre, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina, Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunications services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Santarém, Marabá, Rio de Janeiro and Porto Velho. These satellite networks use digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Manaus, Macapá, Rio de Janeiro and Porto Velho. The integration of the land-based segment of our satellite network allows us to provide fixed-line and mobile voice service to our subscribers in any location in our fixed-line service areas.

Hispamar Satellite S.A., or Hispamar, a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and our company operates the Amazonas 2 and Amazonas 3 satellites, which were manufactured by Astrium (EADS Space Company). In December 2002, we entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees west, and we acquired a minority equity stake in Hispamar.

In 2009, the Amazonas 2 satellite was launched and this satellite commenced commercial operations in early 2010. The Amazonas 2 satellite was manufactured by Astrium and launched into geostationary orbit of 61 degrees West. This satellite provides both C and Ku band transponders and on-board switching, with an expected useful life of 15 years. The Amazonas 2 satellite is owned by a subsidiary of Hispasat and Hispamar has been granted the right to operate and lease all of the transponder’s space segment on this satellite.

The Amazonas 3 satellite was launched and commenced commercial operations in early 2013. The Amazonas 3 satellite was manufactured by Space Systems/Loral and launched into geostationary orbit of 61 degrees West. This satellite provides both C and Ku band transponders, with an expected useful life of 15 years. The Amazonas 3 satellite is owned by Hispamar, a subsidiary of Hispasat, which operates and leases the transponder’s entire space segment on this satellite.

As of January 1, 2018, we leased transponders from:

•

Hispamar with 754 MHz of capacity, in C band, on the Amazonas 3 satellite and 432 MHz of capacity in C band on the Amazonas 2 satellite to provide voice and data services through 392 remote station switches covering 124 municipalities; and

•

Hispamar with 134.3 MHz of capacity, in Ku band, on the Amazonas 3 satellite and 468 MHz of capacity in Ku band on the Amazonas 2 satellite to provide voice and data services to approximately 3,028 localities.

DTH Network

We historically provide our DTH services through a satellite uplink located in Lurin, Peru which receives, encodes and transmits the television signals to satellite transponders. We lease these facilities and license the related technology from a subsidiary of Telefónica S.A. We lease transponders for the delivery of these television signals to our subscribers from Telefónica S.A. We have leased 216 MHz of capacity in Ku band on the Amazonas 3 satellite and 36 MHz of capacity in Ku band on the Amazonas 2 satellite to provide DTH services.

In December 2013, we started providing DTH services through our own head-end located in Rio de Janeiro, Alvorada – Barra da Tijuca, which receives, encodes and transmits television signals for satellite transponders. We lease transponders for the delivery of these television signals to our subscribers from SES New Skies. We have leased 1.5 GHz of capacity in Ku band, on the SES-6 satellite to provide DTH services throughout Brazil.

Our customers lease satellite dishes and set-top boxes from us as part of their subscriptions to our Oi TV services.

IP TV Network

Through our FTTH network, we offer IP TV services in the cities of Rio de Janeiro, Vilar dos Teles, Duque de Caxias and Niteroi, in the State of Rio de Janeiro, and the city of Belo Horizonte, in the State of Minas Gerais. For subscribers of our Oi TV services, through our DTH or FTTH networks, we also offer OTT services, which provide customers with access to different content on different devices (mobile phones, tablets and computers).

Fixed-Line and Mobile Tower Leases

In December 2012, we entered into an operating lease agreement with Sumbe to lease space to install our equipment on 1,200 communications towers and rooftop antennae of Sumbe. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 12-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

In April 2013, we entered into an operating lease agreement with São Paulo Cinco Locação de Torres Ltda. to lease space to install our equipment on 2,113 fixed-line communications towers of São Paulo Cinco Locação de Torres Ltda. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers, and is renewable for another 20 years.

In April 2013, we entered into an operating lease agreement with BR Towers SPE 3 S.A. to lease space to install our equipment on 2,113 fixed-line communications towers of with BR Towers SPE 3 S.A. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers, and is renewable for another 20 years.

In July 2013, we entered into an operating lease agreement with SBA Torres Brasil Ltda. to lease space to install our equipment on 2,113 fixed-line communications towers of SBA Torres Brasil Ltda. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers, and is renewable for another 20 years.

In December 2013, we entered into an operating lease agreement with Caryopoceae to lease space to install our equipment on 2,007 communications towers and rooftop antennae of Caryopoceae. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually during the first seven years of the lease by the greater of 6.5% or the positive variation of IPCA, and adjusted annually thereafter by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 60-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

In June 2014, we entered into an operating lease agreement with Tupã Torres to lease space to install our equipment on 1,641 communications towers and rooftop antennae of Tupã Torres. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually during the first seven years of the lease by the greater of 6.5% or the positive variation of IPCA, and adjusted annually thereafter by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 60-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

Infrastructure Sharing Agreements

4G Network

We currently are party to two Radio Access Network, or RAN, sharing agreements with other operators. RAN sharing enables operators to share the same physical network, thus reducing the deployment costs in proportion to each operator’s respective coverage requirements while maintaining all of the characteristics of an individual network with respect to our customers. RAN sharing makes use of 3GPP standard features, permitting full technical support. As a result, RAN sharing agreements allow us to reduce operating expenses and capital expenditures.

In November 2012, we entered into a memorandum of understanding with TIM under which we agreed to the joint use of elements of our 4G network under a RAN sharing model pursuant to which we have invested in (and provided TIM with access to) infrastructure in certain cities, while TIM has invested in (and provided us with access to) infrastructure in other cities. In late 2013, we and TIM extended this memorandum of understanding to additional cities and revised certain obligations of each party under the memorandum of understanding, which we refer to as the 2013 RAN Sharing Agreement. The 2013 RAN Sharing Agreement has a term of 15 years. Under the 2013 RAN Sharing Agreement, we offer 4G technology to over 80% of urban areas in all Brazilian capital cities and cities with over 500,000 inhabitants. In 2015, we expanded the 2013 RAN Sharing Arrangement with TIM to cities with over 200,000 inhabitants, approximately 133 municipalities covered by 4G technology, and we began a RAN sharing arrangement with Telefônica Brasil. In 2016, we expanded to cities with over 100,000 inhabitants, reaching 284 cities with 4G coverage. In 2017, we expanded to cities with less than 100,000 inhabitants, reaching 813 cities with 4G coverage.

In June 2015, we entered into a memorandum of understanding under which we agreed to the joint use of elements of the 4G network under a RAN sharing model pursuant to which Oi, TIM, and Telefônica Brasil agreed to invest proportionally (50% Telefônica Brasil, 25% Oi and 25% TIM) in sites in certain cities based on each operators’ respective coverage obligations, which we refer to as the 2015 RAN Sharing Agreement. The 2015 RAN Sharing Agreement has a term of 12 years. In early 2016, ANATEL required the inclusion of additional clauses in the agreement allowing an additional operator to be added. This agreement covers 31 cities in 2015, 171 cities in 2016 and 427 cities in 2017.

Network Maintenance

Our external plant and equipment maintenance, installation and network servicing are performed by our wholly-owned subsidiaries Serede and Rede Conecta (formerly A.R.M. Engenharia), as well as one third-party service provider, Telemont. We employ our own team of technicians for our internal plant and equipment maintenance.

Insourced Network Maintenance

In May 2013 and June 2013, we insourced our installation, operations, and corrective and preventive maintenance services in connection with our fixed-line telecommunications services, mobile telecommunications services, data transmission services (including broadband access services), satellite services, buildings, access ways and towers. These services had previously been provided by Nokia Solutions and Networks do Brasil Telecomunicações Ltda. and Alcatel-Lucent Brasil S.A.

We have entered into arms’-length services agreements with our wholly-owned subsidiaries Serede and Rede Conecta to perform our external plant and equipment maintenance, installation and network servicing in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, Paraná, Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará and Amapá.

In January 2012, we entered into a services agreement with Serede for installation, operation, and corrective and preventive maintenance in connection with our external plants and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in certain parts of the State of Rio de Janeiro. Over the years, we have amended this agreement to expand its scope to the entirety of the State of Rio de Janeiro (following our acquisition of Telemont’s operations in Rio de Janeiro), as well as the States of São Paulo, Rio Grande do Sul, Santa Catarina and Paraná (following our acquisition of A.R.M Engenharia in June 2016). The total estimated payments under this contract, which expires in January 2022, are approximately R$10.0 billion.

In June 2016, we acquired 100% of the capital stock of A.R.M. Engenharia and changed its corporate name to Rede Conecta – Serviços de Rede S.A. In July 2016, we entered into a services agreement with Rede Conecta for installation, operation and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará and Amapá. The total estimated payments under this contract, which expires in June 2021, are approximately R$3.2 billion.

Outsourced Network Maintenance

In October 2012, we entered into five-year services agreements with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total payments under this contract, which expired in October 2017, amounted to R$3.7 billion.

In October 2017, we entered into new services agreements with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total estimated payments under this contract, which expires in October 2022, are approximately R$4.2 billion.

Competition

The Brazilian telecommunications industry is highly competitive. The competitive environment is significantly affected by key trends, including technological and service convergence, market consolidation and combined service offerings by service providers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of Competition on the Rates that We Realize and the Discounts We Record.”

Residential Services

We are the leading provider of residential services in Regions I and II of Brazil with 12.4 million and 12.9 million fixed lines in service (including the number fixed lines provided to our B2B Services customers), respectively, as of June 30, 2018 and December 31, 2017.

Based on information available from ANATEL, as of June 30, 2018, we had a market share of 53.2% of the total fixed lines in service in Region I (including the number fixed lines provided to our B2B Services customers) and a market share of 48.9% of the total fixed lines in service in Region II (including the number fixed lines provided to our B2B Services customers). Our principal competitors for fixed-line services are (1) Claro, which had a market share of 24.8% of the total fixed lines in service in Region I and a market share of 20.1% of the total fixed lines in service in Region II as of June 30, 2018, based on information available from ANATEL, and (2) Telefônica Brasil, which had a market share of 14.1% of the total fixed lines in service in Region I and a market share of 25.9% of the total fixed lines in service in Region II as of June 30, 2018, based on information available from ANATEL.

Based on information available from ANATEL, as of December 31, 2017, we had a market share of 54.1% of the total fixed lines in service in Region I (including the number fixed lines provided to our B2B Services customers) and a market share of 50.1% of the total fixed lines in service in Region II (including the number fixed lines provided to our B2B Services customers). Our principal competitors for fixed-line services are (1) Claro, which had a market share of 24.9% of the total fixed lines in service in Region I and a market share of 19.2% of the total fixed lines in service in Region II as of December 31, 2017, based on information available from ANATEL, and (2) Telefônica Brasil, which had a market share of 13.7% of the total fixed lines in service in Region I and a market share of 25.7% of the total fixed lines in service in Region II as of December 31, 2017, based on information available from ANATEL.

We face competition from other telecommunications services providers, particularly from mobile telecommunications services providers, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by the prevalence of all-net packages and offers of aggressively-priced packages from some mobile telecommunications service providers. The decrease in interconnection rates has discouraged the construction of new fixed-line networks. In addition, the decrease in interconnection rates has led to decreases in market prices for telecommunications services by enabling telecommunications service providers that use the local fixed-line networks of incumbent fixed-line providers, such as our company, to offer lower prices to their customers. We and other companies have combatted this trend by offering subscriptions with unlimited calling privileges at the same or similar prices to mitigate the pricing pressure. Finally, our competitors have begun competing in the consumer market with bundles or services targeted to the needs of lower income customers.

Mobile

We expect to continue to face competition from mobile services providers, which represent the main source of competition in our Residential Services business. The number of mobile subscribers in Brazil increased from 121.0 million as of December 31, 2007 to 236.5 million as of December 31, 2017 and 235.1 million as of June 30, 2018, based on information available from ANATEL. In addition, due to the proliferation of all-net service plans, particularly for mobile services, which offer unlimited long-distance calls and data combination plans, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

Fixed Line

Claro, a subsidiary of América Móvil, provides local fixed-line services to residential customers through its cable network in the portions of Regions I and II where it provides cable television and broadband services under the “Net” brand. As a result, Claro is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. We also expect competition from Claro to increase in certain cities in our service areas where the volume of demand is attractive.

We also compete in the State of São Paulo with Telefônica Brasil, which is the incumbent fixed-line service provider in the State of São Paulo. Telefônica Brasil has been increasing its competitive activities in Regions I and II, expanding its fiber optic network in high-income residential areas and increasing its services to low- and medium-size businesses. We expect competition from Telefônica Brasil to increase in certain cities in our service areas where the volume of demand is attractive.

Competition from long-distance fixed-line service providers has decreased as a result of recent reductions in interconnections tariffs. The proliferation of all-net plans by fixed-line and mobile services providers that include free minutes for calls to subscribers of any operator have and may continue to adversely impact our revenues from fixed-line long-distance calls if our fixed-line customers choose to migrate to mobile services for long-distance communications and/or cancel their fixed-line services. Moreover, new technologies that serve as alternatives to traditional long-distance telephone calls, such as VoIP and instant internet messaging, have captured part of Brazil’s long-distance traffic.

Broadband

Cable television providers that offer broadband services, particularly Claro, Telefônica Brasil and small regional players, represent our principal competition in the broadband market. As of June 30, 2018, Claro, Telefônica Brasil and small regional players had market shares of 24.1%, 16.0% and an aggregate 22.2%, respectively, for broadband services in Regions I and II of Brazil, while we had a market share of 30.9% for broadband services in Regions I and II of Brazil, according to data from ANATEL. As of December 31, 2017, Claro, Telefônica Brasil and small regional payers had market shares of 24.4%, 16.7% and 19.4%, respectively, for broadband services in Regions I and II of Brazil, while we had a market share of 33.4% for broadband services in Regions I and II of Brazil, according to data from ANATEL. Both Claro and Telefônica Brasil offer broadband services at higher speeds than our offerings, and they offer integrated packages, consisting of subscription television, broadband and voice telephone services to cable television subscribers who, in general, have more purchasing power than other consumers. Claro and Telefônica Brasil offer strong competition for fixed broadband services in municipalities that have the highest concentration of purchasing power.

In addition, we compete in our service areas with smaller companies that have been authorized by ANATEL to provide fixed-line services, such as voice and broadband. Although regional broadband service providers do not have the same national footprint as national operators, they have established networks in the regions in which they operate and often have a market share of approximately 15% of broadband customers.

Pay-TV

In Brazil, the high quality programming of television broadcasters has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other South American countries such as Argentina, Chile and Mexico. Penetration rates by subscription television have grown from approximately 8.6% of Brazilian households in 2006 to approximately 33.7% in 2016. According to information available from ANATEL, the Brazilian subscription television market decreased by 0.7% to 17.9 million subscribers as of June 30, 2018 from 18.0 million subscribers as of December 31, 2017 and by 4.2% to 18.0 million subscribers as of December 31, 2017 from 18.8 million subscribers as of December 31, 2016.

The primary providers of subscription television services in the regions in which we provide Residential Services are SKY, which provides DTH services, and Claro, which provides DTH service under the “Claro TV” brand and Pay-TV services using coaxial cable under the “Net” brand. We offer DTH subscription television services throughout the regions in which we provide Residential Services.

We also deliver Oi TV through our FTTH network in the cities of Rio de Janeiro, Vilar dos Teles, Duque de Caxias and Niteroi, in the State of Rio de Janeiro, and the city of Belo Horizonte, in the State of Minas Gerais.

Personal Mobility Services

The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. We compete primarily with Telefônica Brasil, which markets its mobile services under the brand name “Vivo,” TIM and Claro, each of which provides services throughout Brazil.

As of June 30, 2018, based on information available from ANATEL (which includes B2B Services subscribers), we had a market share of 16.5% of the total number of mobile subscribers in Brazil, ranking behind Telefônica Brasil with 32.0%, Claro with 25.1% and TIM with 24.1%. As of June 30, 2018, based on information available from ANATEL, the competitive landscape for mobile services was as follows: in Region I, we had a market share of 22.5% of the total number of mobile subscribers, behind Telefônica Brasil with 29.3%, TIM with 23.1% and Claro with 22.9%; in Region II, we had a market share of 12.3% of the total number of mobile subscribers, ranking behind Telefônica Brasil with 32.8%, Claro with 28.7% and TIM with 26.0%; and in Region III, we had a market share of 9.6% of the total number of mobile subscribers, ranking behind Telefônica Brasil with 36.3%, Claro with 25.8% and TIM with 23.9%.

As of December 31, 2017, based on information available from ANATEL (which includes B2B Services subscribers), we had a market share of 16.5% of the total number of mobile subscribers in Brazil, ranking behind Telefônica Brasil with 31.7%, Claro with 25.0% and TIM with 24.8%. As of December 31, 2017, based on information available from ANATEL, the competitive landscape for mobile services was as follows: in Region I, we had a market share of 22.4% of the total number of mobile subscribers, behind Telefônica Brasil with 28.9%, TIM with 23.9% and Claro with 22.7%; in Region II, we had a market share of 12.2% of the total number of mobile subscribers, ranking behind Telefônica Brasil with 32.5%, Claro with 28.3% and TIM with 26.7%; and in Region III, we had a market share of 9.7% of the total number of mobile subscribers, ranking behind Telefônica Brasil with 36.0%, Claro with 25.9% and TIM with 24.6%.

Competition in Mobile Voice and Data Communications Services

Competitive efforts in the pre-paid and post-paid personal mobility services market generally take the form of traffic subsidies and aggressive discounts on data packages. We no longer offer handset subsidies (with the exception of the Oi Pontos program, which provides credit to existing post-paid customers to be used on the purchase of a new mobile device), but we do compete on the basis of traffic subsidies, all-net plans that eliminate the community effect of traditional telecommunications services in Brazil and discounts on data packages. The aggressiveness of promotions is generally driven by the desire of the operator offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long term.

Studies of telecommunications consumption habits in Brazil show that, given budget restrictions caused by the macroeconomic situation, users have shifted away from owning a SIM card from each of the operators (in response to traditional on-net plans that offer substantial discounts for calls to the same operator) and have begun to consolidate telecommunications services on a the SIM card that offers the best data package. This trend will result in a decline in the overall customer base for pre-paid services, which will require operators to offer increasingly comprehensive data packages at aggressive discounts in order to maintain and potentially increase their customer bases.

Our launches of the Oi Mais/Oi Mais Digital, Oi Mais Controle and Oi Livre portfolios have kept us on the forefront of competition in the mobile services market. We believe our innovative flat rate pricing, all-net model for voice services and text messaging, and robust data packages at competitive rates enable us to satisfy the growing customer demand for simpler product offerings and greater access to data.

In addition, we believe that in the medium-term, personal mobility service providers in Brazil will experience increasing competition from OTT providers, as customers shift from mobile voice and SMS communications to internet-based voice and data communications through computers and smartphone or tablet applications such as WhatsApp, Viber and Skype. Since November 2011, we have deployed a network of Wi-Fi hotspots, which is composed of sub networks that are accessible from (1) indoor public and commercial sites, such as coffee shops, airports and shopping centers, (2) outdoor public spaces and (3) residential access points of our fixed-line customers that share access points in association with Fon. As of June 30, 2018 and December 31, 2017, our Wi-Fi network consisted of more than 2.0 million and 1.5 million hotspots, respectively, with broadband access compatible with more than 1.8 million and 1.5 million access points, respectively, provided by Fon, which allows our customers to access Fon lines worldwide. Our data customers (both mobile and fixed) have unlimited access to our Wi-Fi hotspots, extending our mobile coverage and improving customer experience.

Competition in Mobile Data Only Services

Studies of telecommunications consumption habits in Brazil show that users are demanding more data for use in social networking sites and smartphone applications such as WhatsApp. This shift from voice to data consumption affects our Personal Mobility Services business in two ways: (1) it enables customers to use data to communicate with anyone anywhere in the world via internet instant messaging systems available on smartphone applications such as WhatsApp, and (2) it enables consumers to use data to call anyone anywhere in the world using the VoIP capabilities available in such smartphone applications.

In the post-paid mobile data communications market, our primary competitors are Telefônica Brasil, Claro and TIM. As of June 30, 2018, based on information available from ANATEL, which includes B2B Services subscribers, we had a market share of 10.2% of the total number of post-paid mobile data subscribers in Brazil (including hybrid data plan subscribers), ranking behind Telefônica Brasil with 41.2%, Claro with 23.4% and TIM with 26.4%. As of December 31, 2017, based on information available from ANATEL, which includes B2B Services subscribers, we had a market share of 10.4% of the total number of post-paid mobile data subscribers in Brazil (including hybrid data plan subscribers), ranking behind Telefônica Brasil with 41.8%, Claro with 23.1% and TIM with 20.2%. We believe that our most direct competitor in this market is TIM, whose customer acquisition and retention strategy of offering traffic subsidies, all-net plans and aggressive discounts on data packages most closely resembles ours. On the other hand, Telefônica Brasil and Claro, whose prices are typically higher than those of the other mobile data service providers in the market, primarily focus on the high-end consumer market.

In the pre-paid mobile data communications market, our primary competitors are also Telefônica Brasil, Claro and TIM. As of June 30, 2018, based on information available from ANATEL, which includes B2B Services subscribers, we had a market share of 20.7% of the total number of pre-paid mobile data subscribers in Brazil, ranking behind TIM with 26.4%, Claro with 26.2% and Telefônica Brasil with 26.0%. As of December 31, 2017, based on information available from ANATEL, which includes B2B Services subscribers, we had a market share of 20.1% of the total number of pre-paid mobile data subscribers in Brazil, ranking behind TIM with 27.5%, Claro with 26.0% and Telefônica Brasil with 25.7%. As in the post-paid mobile data communications market, we believe that our most direct competitor in the pre-paid mobile data communications market is TIM, who offers plans similar to Oi Livre.

Competition in Mobile Long-Distance Services

Recent reductions in the interconnection rates for Regions I, II and III have resulted in lower costs for long-distance services, both to us and to our customers. As a result, all of the major mobile services providers now offer unlimited voice and messaging plans that allow customers to call anywhere in Brazil for a flat rate. We believe that the introduction of unlimited plans, coupled with more robust data packages that allow consumers to use smartphones applications more freely, have substantially reduced competition in the mobile long-distance services market.

B2B Services

The competition risks relating to the fixed-line and mobile services we provide to our SME customers are similar to those relating to the fixed-line and mobile services we provide to our residential and personal mobility customers. The competition risks relating to the fixed-line and mobile services we provide to our corporate customers are also similar.

In recent years, there has been a shift among corporate and SME services providers toward value-added services. With the exception of the Oi Mais Empresas app and web service, our value-added products and services for the SME segment are substantially similar to those offered by our competitors, and we rely on client service and customer satisfaction to maintain existing customers and attract new customers. Our principal competitors for both core and value-added services for SME and corporate customers are Claro, Telefônica Brasil, TIM and Algar Telecom S.A., as well as smaller niche companies.

The Brazilian recession has had a significant negative effect on our operating revenue and margins as SMEs generally, including our customers, have reduced the size of their businesses and in some cases ceased operations. In addition, a number of our corporate customers have reduced their telecommunications spending as part of their overall cost-cutting efforts.

Concessions, Authorizations and Licenses

Under the General Telecommunications Law (Lei Geral das Telecomunicações) and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “—Telecommunication Regulations—Regulation of the Brazilian Telecommunications Industry— Concessions and Authorizations.” We operate under:

•

a concession to provide local fixed-line services in Region I (other than the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I) and a concession to provide local fixed-line services in Region II (other than the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II);

•

a concession to provide domestic long-distance services in Region I (other than the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I) and a concession to provide domestic long-distance services in Region II (other than the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II);

•	authorizations to provide personal mobile services in Regions I, II and III;

•

authorizations to provide local fixed-line services and domestic long-distance services in (1) the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, (2) the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II, and (3) Region III;

•	authorizations to provide international long-distance services originating anywhere in Brazil;

•	authorizations to provide Multimedia Communication Services (Serviço de Comunicação Multimídia) throughout Brazil; and

•	an authorization to provide subscription television services (SeAC) throughout Brazil.

These concessions and authorizations allow us to provide specific services in designated geographic areas and set forth certain obligations with which we must comply.

Fixed-Line and Domestic Long-Distance Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide (1) fixed-line services in the Federal District and each of the states of Regions I and II (except 57 municipalities in Region I and 9 municipalities in Region II) and (2) domestic long-distance services originating from the Federal District and each of the states of Regions I and II (except 57 municipalities in Region I and 9 municipalities in Region II). Each of our fixed-line and domestic long-distance concession agreements:

•	expires on December 31, 2025;

•	sets forth the parameters that govern adjustments to our rates for fixed-line services;

•	requires us to comply with the network expansion obligations set forth in the General Plan of Universal Service Goals;

•	sets forth the conditions under which ANATEL may access information from us; and

•	requires us to pay fines for any non-compliance with the regulatory rules including systemic service interruptions.

In addition to the above, each of our concession agreements for fixed-line services requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals.

Each of our fixed line concessions requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year. Similarly, each of our domestic long-distance concessions requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year.

The General Plan of Universal Service Goals also require us to provide transmission lines connecting our fiber-optic internet backbones to municipalities in our concession areas in which we did not provide internet service, which we refer to as backhaul. Under these concession agreements, we are obligated to set up backhaul in 3,252 municipalities in Regions I and II. The facilities that we constructed to meet these obligations are considered to be property that is part of our concessions and will therefore revert to the Brazilian government on January 1, 2026.

These concession agreements provide that ANATEL may modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described under “—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

On June 27, 2014, ANATEL opened a public comment period for the revision of the terms of our concession agreements. The comment period, which ended on December 26, 2014, was opened for comments on certain topics such as service universalization, rates and fees, among others. Throughout 2015, ANATEL, the Brazilian Ministry of Communication and telecommunications service providers met regularly to discuss possible amendments to each of the concession agreements granted by ANATEL, including ours, and the implications of the developments and demands in the telecommunications sector in recent years. In September 2015, the Brazilian Ministry of Communication created a working group to evaluate the status of the concessions and propose guidelines for the amendment of the concession agreements. In April 2016, the Brazilian Ministry of Communication issued an ordinance addressing guidelines for the establishment of a new regulatory framework for telecommunications, which were expected to be implemented by ANATEL through the conclusion of the concession amendments. In line with the provisions of PLC 79, these guidelines provided for, among other things, the expansion of broadband services (including in rural regions), the elimination of the reversibility of assets, and an extension of the terms of concessions, which in our case are currently scheduled to expire in 2025. As a result of the publication of these guidelines, ANATEL requested a further postponement of the review of our concession agreements, which was granted. The implementation of these guidelines, however, depends on the passage of PLC 79 to provide the necessary legal authority and framework. As a result of the Brazilian Congress’s failure to date to pass PLC 79, the review of our concession agreements, which was scheduled to occur by June 2017, has not yet taken place, and further discussions regarding amendments to our concession agreements have halted pending resolution of PLC 79. Under their existing terms, our concession agreements may be amended by December 2020 at the latest. If PLC 79 is not passed, our concession agreements will expire in 2025 without the possibility of renewal.

In connection with the consideration of revisions to the concession agreements under the public regime, in January 2017, ANATEL proposed revisions to the terms of the General Plan of Grants, in line with the provisions of PLC 79, which include the ability of companies operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of substantial obligations currently imposed by the concession regime, in exchange for the assumption of obligations to make additional investments in their networks, primarily related to the expansion of broadband services or through the payment of fees to ANATEL. The value of the obligations currently imposed by the concession agreement and, therefore, the cost of the additional investments or fees to be paid to ANATEL in exchange for the elimination of such obligations, would be subject to discussion between the parties, with ANATEL having the ability to make the final valuation. However, as a result of the legislative gridlock faced by PLC 79, ANATEL has halted implementation of the General Plan of Grants. For more information about PLC 79 and ANATEL’s proposed revisions to the terms of the General Plan of Grants, see “—Regulation of the Brazilian Telecommunications Industry—Other Regulatory Matters—New Regulatory Framework.”

We cannot assure you that any future amendments to our concession agreements or the General Plan of Grants will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our Brazilian fixed-line businesses. If the amendments to our Brazilian concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

For more information regarding the regulation of our fixed-line services, the General Plan of Universal Service Goals and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry— Regulation of Fixed-Line Services.”

2G Radio Frequency Licenses

We hold fifteen licenses to use radio frequency spectrum to provide 2G services in Regions I and II and four in Region III. These licenses grant us permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for additional 15-year terms. Upon renewal of any of these licenses and on every second anniversary of such renewal, we will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from personal mobile services. The initial terms of one of our radio frequency spectrum licenses expired in 2016 and was extended for an additional 15 year term. The initial terms of the remainder of our radio frequency spectrum licenses expire between 2022 and 2023.

Our authorization agreements are subject to network scope and service performance obligations set forth in these authorization agreements. Under these obligations we are required to service all municipalities in Brazil with a population in excess of 100,000. A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our personal mobile services authorizations by ANATEL. As of the date of this prospectus, although we believe that we are in compliance with the network scope and service performance obligations set forth in these authorization agreements, ANATEL has not yet made its final determination with respect to our compliance with certain obligations to provide services under the 900 MHz spectrum. We are currently discussing this matter with ANATEL. Furthermore, we have obtained judicial protection under the RJ Proceedings to forego renewal of the performance guarantees we would have otherwise been required to maintain with respect to the obligations under discussion.

3G Radio Frequency Licenses

We hold six licenses to use radio frequency spectrum to provide 3G services in Regions I, II and III. Each of these licenses grants us permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2023.

These radio frequency licenses include network scope obligations. Under these obligations, we are currently required to (1) provide service to 459 municipalities that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, (2) provide 3G service to all state capitals in Brazil, the Federal District and all municipalities covered by these licenses with a population in excess of 100,000 inhabitants, (3) provide 3G service to 50% of all of the municipalities with a population between 30,000 and 100,000, and (4) provide 3G service to 60% of the municipalities, including 684 specified municipalities, covered by these licenses with a population less than 30,000.

A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our 3G frequency licenses by ANATEL. As of the date of this prospectus, although we believe that we are substantially in compliance with the network scope and service performance obligations set forth in these licenses, ANATEL has not yet made its final determination with respect to our compliance. We are currently discussing this matter with ANATEL. Furthermore, we have obtained judicial protection under the RJ Proceedings to forego renewal of the performance guarantees we would have otherwise been required to maintain with respect to the obligations under discussion.

4G Radio Frequency Licenses

We hold three licenses to use radio frequencies in 2.5 GHz sub-bands to provide 4G services in Regions I, II and III. Each of these licenses grants us permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from 4G services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2027.

These radio frequency licenses include network scope obligations. Under these obligations, we are currently required to provide:

•

4G service in (1) all state capitals and municipalities with a population of 30,000 or more and (2) 30% of the municipalities covered by these licenses with a population less than 30,000 and the Federal District; provided, however, that for the latter, we are may comply with this obligation by providing service with transmission rates equal to 1.9/2.1 GHz or above;

•

voice services in the 450 MHz or other spectrum granted to us and data services at minimum upload speeds of 256 kbps and download speeds of 1Mbps and a minimum monthly allowance of 500 MB in 962 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District;

•

unlimited data services at minimum upload speeds of 256 kbps and download speeds of 1Mbps to rural schools in 962 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District; and

•

make our fixed-line network available to other telecommunications service providers to allow them to comply with their obligations under the General Plan of Universal Service Goals in 962 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District.

In addition, we will be required to:

•

provide 4G service to 60% of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2018, provided, however, that for these municipalities, we are may comply with this obligation by providing service with transmission rates equal to 1.9/2.1 GHz (3G) or above; and

•	provide 4G service to all of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2019.

In addition, our 4G radio frequency licenses impose minimum investment obligations in domestic technologies. At least 65% of the cost of all goods, services, equipment, telecommunications systems and data networks that we purchase to meet our 4G service obligations must developed in Brazil. This minimum requirement will increase to 70% by December 31, 2022.

Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our 4G frequency licenses by ANATEL. As of the date of this prospectus, although we believe that we are in compliance with the network scope and service performance obligations set forth in these licenses, ANATEL is currently debating our compliance with certain obligations to provide services under the 450 MHz spectrum. Since we do not yet have all of the necessary systems in place to support the use of the 450 MHz spectrum using land frequencies, we have been meeting our coverage obligations in certain areas using satellites. If ANATEL decides that we have not been meeting our obligations, our authorizations to use 450 MHz frequencies may be terminated. Furthermore, we have obtained judicial protection under the RJ Proceedings to forego renewal of the performance guarantees we would have otherwise been required to maintain with respect to the obligations under discussion.

Fixed-Line Services Authorization Agreements

We have entered into authorization agreements with ANATEL that govern our authorizations to provide local fixed-line services in and domestic long-distance services originating from (1) the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, (2) the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II, and (3) Region III. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals.

We have also entered into authorization agreements with ANATEL that govern our authorizations to provide international long-distance services originating from anywhere in Brazil. These authorizations do not have termination dates and require us to comply with quality of service obligations set forth in the General Plan on Quality Goals.

Multimedia Communication Services Authorization Agreements

We have Multimedia Communication Services authorizations, which superseded our prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações) authorizations, permitting us to provide high speed data service.

The Multimedia Communication Services authorizations became effective in May 2003 and cover the same geographical areas as our concession agreements. In April 2008, in connection with the amendments to our fixed-line services concessions, we agreed to provide internet service free of charge until December 31, 2025 to all urban schools in the areas of our concession agreements.

Term of Commitment to Adhere to National Broadband Plan

On June 30, 2011, we entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Brazilian Ministry of Communication to formalize our voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal of making broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, we are required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Regions I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to our broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Regions I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. Pursuant to the Term of Commitment, we have offered the required services to all eligible retail and wholesale customers since the date of its execution and have gradually increased the capacities offered to wholesale customers since November 2011. We have been obligated to provide the maximum capacities established by the Term of Commitment to eligible wholesale customers since June 30, 2015. In addition, the Term of Commitment requires that we:

•

provide one public internet access point for the first 20,000 inhabitants and one additional access point for each subsequent 10,000 inhabitants, with a limit of six access points, at a speed of 2 Mbps, in each municipality that has only satellite service, free of charge and upon demand of such municipality;

•	adequately advertise the services contemplated by the Term of Commitment and present to the Brazilian Ministry of Communication semi-annual reports detailing our marketing efforts; and

•	make our best efforts to offer broadband services to retail customers at speeds of up to 5 Mbps, reaching the largest possible number of municipalities.

The Term of Commitment expired on December 31, 2016 and has not been renewed. Although we believe that we are in compliance with all of our network scope and service performance obligations set forth under the Term of Commitment, ANATEL has opened an administrative proceeding charging us with non-compliance. On September 4, 2018, we presented our defense to ANATEL. As of the date of this prospectus, these proceedings are ongoing, and we cannot predict when they will be concluded. Our failure to meet our obligations may result in the imposition of penalties established in ANATEL regulations.

Subscription Television Authorization Agreement

In November 2008, we entered into a 15-year authorization agreement with ANATEL that governs our use of satellite technology to provide DTH satellite television services throughout Brazil. Under this authorization, we are required to furnish equipment to certain public institutions, to make channels available for broadcasting by specified public institutions, and to comply with quality of service obligations set forth in applicable ANATEL regulations.

In December 2012, ANATEL granted our request to convert our DTH authorization agreement into a Conditional Access Service (SeAC) authorization allowing us to provide nationwide subscription television services through any technology, including satellite, wireline, optical fiber and coaxial cable. The Conditional Access Service authorization agreement authorized us to offer the services to be governed by such agreement, including IP TV, and has no termination date. In accordance with Law No. 12,485/11, which approved the Conditional Access Service regime, our Conditional Access Service authorization prohibits us from creating television content or owning more than 30% of a company that creates content. We are also required to carry a certain percentage of Brazilian programming, including open channels and public access channels.

Research and Development

We conduct independent innovation, research and development in areas of telecommunications services but historically we have not independently developed new telecommunications technologies. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

As a condition to ANATEL’s approval of Telemar’s acquisition of control of our company in January 2009, Telemar agreed to make annual investments in innovation, research and development through 2018 in amounts equal to at least 50% of the amounts of its contributions to the Fund for the Technological Development of Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações), or FUNTTEL. To fulfill this obligation, as well as to centralize our innovation, research and development activities and programs, in 2009, we created a division to manage innovation, research and development with the mission of coordinating and promoting efforts and projects that it develops.

Our technology laboratory performs a variety of functions, such as operation support systems, business support systems and information security. We conduct trials of technologies from different vendors in this laboratory to evaluate these technologies for deployment.

Since 2009, we have executed cooperation agreements with the following national research centers: Technological Projects, Research and Studies Coordination Foundation (Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos – COPPETEC), Telecommunications Research and Development Foundation (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações—CPqD), and PUC-RJ. We have also executed cooperation agreements with Brazilian national telecommunications suppliers which develop technology in Brazil, such as Nokia AsGa S.A., Digitel S.A. – Indústria Eletrônica and Padtec S.A. Since 2009, we have signed more than 10 such cooperation agreements.

In order to achieve our goals on innovation investments in the last three years, we intensified the process for the exploration of innovative services and activities concerning innovation, research, development and to promote an open innovation ecosystem through our inhouse incubator, “Incubadora OiTo” our inhouse development and innovation incubator in Rio de Janeiro. “Incubadora OiTo” is a development and innovation hub responsible for generating new business, accelerating technological solutions, developing startups and supporting social initiatives.

Our investments in innovation, research and development totaled R$2.6 million in the six-month period ended June 30, 2018, R$16 million in 2017, R$20 million in 2016 and R$20 million in 2015.

Employees

As of June 30, 2018, we had a total of 52,784 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	June 30,	December 31,
	2018	2017	2016	2015
Number of employees by category of activity:
Employees of Continuing Operations:
Plant operation, maintenance, expansion and modernization	32,237	33,019	32,066	18,623
Sales and marketing	5,171	5,069	4,945	5,480
Call center operations	12,113	13,202	12,700	15,168
Support areas	3,263	4,002	3,912	4,599
Authorized agents	—	154	143	163

Employees of continuing operations	52,784	55,446	53,766	44,033
Employees of available for sale operations	—	—	—	1,092

Total	52,784	55,446	53,766	45,125

Number of employees by geographic location:
Employees of Continuing Operations:
Brazil:
Rio de Janeiro	15,554	16,657	16,235	20,125
Goiás	6,338	6,795	7,036	7,605
Paraná	6,064	6,040	5,654	3,802
Mato Gross do Sul	2,874	3,077	2,383	3,147
São Paulo	1,583	1,612	1,626	1,581
Minas Gerais	1,522	1,506	1,475	1,723
Rio Grande do Sul	3,418	3,555	3,318	737
Bahia	3,233	3,439	3,658	1,171
Federal District	674	588	541	603
Santa Catarina	2,272	2,503	2,337	514
Pernambuco	1,681	1,756	1,763	495
Ceará	1,733	1,746	1,810	518

	June 30,	December 31,
	2018	2017	2016	2015
Pará	1,419	1,536	1,465	342
Mato Grosso	197	195	191	219
Maranhão	876	963	960	216
Amazonas	592	624	613	146
Espírito Santo	144	143	147	174
Paraiba	480	503	485	168
Piauí	540	572	447	118
Rondônia	87	86	87	106
Rio Grande do Norte	471	495	452	140
Sergipe	346	345	362	110
Alagoas	296	326	341	86
Tocantins	62	55	59	67
Amapá	154	153	142	41
Acre	40	40	41	45
Roraima	134	136	138	34

Total employees of continuing operations	52,784	55,446	53,766	44,033

Employees of Available for Sale Operations:
Portugal	—	—	—	7
Namibia	—	—	—	540
São Tomé and Principe	—	—	—	97
Timor Leste	—	—	—	448

Total employees of available for sale operations	—	—	—	1,092

Total	52,784	55,446	53,766	45,125

We negotiate separate collective bargaining agreements with two union committees each representing the local unions in several Brazilian states. New collective bargaining agreements are negotiated every year. We maintain good relations with each of the unions representing our employees. As of June 30, 2018 and December 31, 2017, approximately 25.6% and 41.6%, respectively, of the employees of our company were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Sistel

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. The following are pension plans managed by Sistel.

PBS-A Plan

Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company and TNL. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2017, the PBS-A plan had a surplus of R$2,787 million. We were not required to make contributions to the PBS-A plan in 2017.

PAMA Plan and PCE Plan

Since the privatization of Telebrás, the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan managed by Sistel, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company. The PAMA plan has been closed to new members since February 2000, other than new beneficiaries of current members and employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan. In December 2003, we and the other telecommunications companies that resulted from the privatization of Telebrás began sponsoring the PCE –Special Coverage Plan, or the PCE plan, a health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PAMA plan. From February to July 2004, December 2005 to April 2006, June to September 2008, July 2009 to February 2010, March to November 2010, February 2011 to March 2012 and March 2012 until today, we offered incentives to our employees to migrate from the PAMA plan to the PCE plan.

In October 2015, in compliance with a court order, Sistel transferred the R$3,042 million surplus in the PBS-A plan to the PAMA plan to ensure the solvency of the PAMA plan. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the company, apportioned proportionally to the obligations of the defined benefit plan.

As of December 31, 2017, the PAMA plan had a surplus of R$129 million. We were not required to make contributions to the PAMA plan in 2017.

Fundação Atlântico de Seguridade Social

FATL is a not-for-profit, independent private pension fund that manages pension plans for the employees of its plans’ sponsors.

PBS-TNCP Plan

Since the privatization of Telebrás, our subsidiary Tele Norte Celular Participações S.A., or TNCP, has sponsored the Sistel Benefits Plan – TNCP (Plano de Benefícios da Sistel – TNCP), or PBS-TNCP plan. The PBS-TNCP plan has been closed to new members since April 2004. Contributions to the PBS-TNCP plan are contingent on the determination of an accumulated deficit. As a result of the corporate reorganization and TNL’s earlier acquisition of control of TNCP, we are liable for 100% of any insufficiency in payments owed to members of the PBS-TNCP plan. Since January 2016, the PBS-TNCP plan has been managed by FATL. As of December 31, 2017, the PBS-TNCP plan had a surplus of R$28 million. We made contributions to the PBS-TNCP plan of less than R$1 million in 2017.

CELPREV Plan

In March 2004, Amazônia Celular S.A., or Amazônia, a subsidiary of TNCP, began sponsoring the CelPrev Amazônia, or CELPREV, plan, a defined contribution plan managed by Sistel. Since January 2016, the CELPREV plan has been managed by FATL. The CELPREV plan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2017, the CELPREV plan had a surpluses of R$0.1 million. We made contributions to the CELPREV plan of less than R$1 million in 2017.

TCSPREV Plan

In December 1999, we and the other companies that participate in the plans managed by Sistel agreed to withdraw sponsorship of these plans and each company agreed to establish its own separate new plan for these participants. In February 2000, we began sponsoring the TCSPREV Plan, a private defined contribution pension plan and settled benefit plan. Approximately 80% of participants in the PBS-A plan migrated to the TSCPREV plan. In March 2005, Fundação 14 de Previdência Privada, or Fundação 14, a private not-for-profit pension fund created by Brasil Telecom Holding in 2004 to manage the TSCPREV plan, began managing the TSCPREV plan. In January 2010, FATL began managing the TSCPREV plan.

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; and (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan is closed to new entrants. We are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2017, the TCSPREV plan had a surplus of R$1,329 million. We were not required to make contributions to the TCSPREV plan in 2017.

BrTPREV Plan

In 2000, as a result of our acquisition of CRT—Companhia Riograndense de Telecomunicações, or CRT, we assumed liability for retirement benefits to CRT’s employees by means of the Fundador/Alternativo plan, a defined benefit plan, which was managed by Fundação BrTPREV, a private not-for-profit pension fund created by CRT in 1971 to manage the CRT plans. This plan has been closed to new members since October 2002.

In October 2002, we began sponsoring the BrTPREV plan, a private defined contribution plan. Approximately 96% of our active employees that were participants in the Fundador/Alternativo plan migrated to the BrTPREV plan. This plan was offered to our new employees from March 2003 to February 2005, when it was closed to new participants. In March 2005, Fundação BrTPREV began managing these plans. In January 2010, FATL began managing the Fundador/Alternativo plan and the BrTPREV plan. In July 2012, the Fundador/Alternativo plan was merged into the BrTPREV plan, and participants and beneficiaries of the Fundador/Alternativo plan automatically became members of the BrTPREV plan.

The BrTPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights preserved as contributors to the defined benefit system. We are liable for any deficits incurred by the BrTPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2017 and 2016, the BrTPREV plan had deficits of R$213 million and R$93 million, respectively. However, the BrTPREV plan holds a large portfolio of federal government bonds (NTN-B) carried to maturity, which significantly offsets the deficits. This position, which is recognized by Resolution No. 16/2014 of the National Council of Supplementary Pensions (CNPC), reduces the deficit recorded as of December 31, 2016 of R$47 million.

In 2012, as sponsor of the BrTPREV Plan, Oi entered into a financial obligation agreement with FATL with respect to deficits under the BrTPREV Plan. This obligation is classified as a Class I claim under the RJ Plan. As of December 31, 2017, the aggregate amount of the claim recognized by the RJ Court was R$560 million. As of June 30, 2018, this claim had been novated. As of June 30, 2018, we had reclassified R$560 million on our balance sheet as “liability for pension benefits, net of provision for unfunded status on our balance sheet.”

PBS Telemar Plan

In September 2000, Telemar began sponsoring the PBS-Telemar plan, a private defined benefit plan offered to Telemar’s employees. In February 2005, FATL began managing the PBS Telemar plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the PBS-Telemar plan.

The PBS-Telemar plan has the same characteristics as the PBS-A plan. The PBS-Telemar plan was closed to new participants in September 2000. We are responsible for any deficits incurred by the PBS-Telemar plan according to the existing proportion of the contributions we make to this plan and those made by participants. As of December 31, 2017, the PBS-Telemar plan had a surplus of R$53 million. We made contributions to the plan of less than R$1 million in each of 2017.

TelemarPrev Plan

In September 2000, Telemar began sponsoring the TelemarPrev plan, a private defined contribution pension plan. Approximately 96% of participants in the PBS-Telemar plan migrated to the TelemarPrev plan. In February 2005, FATL began managing the TelemarPrev plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the TelemarPrev plan.

The TelemarPrev plan offers two categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are liable for any deficits incurred by the TelemarPrev plan according to the proportion of the contributions we make to this plan. As of December 31, 2017, the TelemarPrev plan had a deficit of R$26 million. However, the TelemarPrev plan holds a large portfolio of federal government bonds (NTN-B) carried to maturity, which significantly offsets the deficits. This position, which is recognized by Resolution No. 16/2014 of the National Council of Supplementary Pensions (CNPC), is higher than the deficit recorded, resulting in a positive net result in 2017 of R$317 million.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2017, we contributed R$250 million to the medical and dental assistance plans, R$8 million to the occupational medicine plans, R$300 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador) and R$79 million to the other benefits programs.

Profit Sharing Plans

The operational targets are part of a profit sharing plan implemented by the Company as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if financial and operational targets defined annually by our board of directors are achieved. As of December 31, 2017, we had provisioned R$310 million to be distributed in bonuses with respect to 2017.

We also have implemented a profit sharing plan as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if economic value-added targets and other targets defined annually by our board of directors are achieved.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. In 2017, we offered approximately 1,430,000 hours of training, and we invested approximately R$22 million in the qualification and training of our employees.

Property, Plant and Equipment

Our principal Brazilian properties, owned and leased, are located in Regions I and II. As of June 30, 2018 and December 31, 2017, the net book value of our property, plant and equipment in Brazil was R$27,248 million and R$27,083 million. Our main equipment in Brazil consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

As of June 30, 2018 and December 31, 2017, of the net book value of our property, plant and equipment in Brazil, (1) transmission and other equipment represented 50.2% and 49.7%, respectively; (2) infrastructure, primarily underground ducts, post and towers, cables and lines represented 23.9% and 22.4%, respectively; (3) work in progress represented 11.8% and 12.7%, respectively; (4) buildings represented 6.2% and 6.4%, respectively; (5) automatic switching equipment represented 4.7% and 5.2%, respectively; and (6) other fixed assets represented 3.2% and 3.5%, respectively.

All Brazilian property, plant and equipment that are essential in providing the services described in our concession agreements are considered “reversible assets,” which means that, should our concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 13 to each of our audited consolidated financial statements included in this prospectus and our unaudited interim consolidated financial statements included in this prospectus.

Intellectual Property

We believe the trademarks that identify us and our Brazilian businesses are important for us, and as a result, we have taken steps to protect them before the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial), or BPTO. As of each of June 30, 2018 and December 31, 2017, we had 849 trademarks registered by the BPTO and 428 pending trademark applications. Our main trademark used in Brazil, “Oi,” is registered by the BPTO in several classes, which allows us to use this trademark in a variety of markets in which we operate, including in connection with our fixed-line, mobile and broadband services. Among the various registered trademarks, two are being contested by third parties. In addition, as of each of June 30, 2018 and December 31, 2017, 73 of our pending trademark applications, respectively, had been challenged by third parties.

As of each of June 30, 2018 and December 31, 2017, we had 453 domain names registered by the Center of Information and Coordination of Dot Br –NIC. Br, the agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this prospectus and is not incorporated into this prospectus by reference.

As of each of June 30, 2018 and December 31, 2017, the BPTO had granted eight patents, utility models or industrial designs in the name of our company. We had also filed eight patent applications which are currently being examined by the BPTO. Requests for technical examination have been submitted to the BPTO for all of these pending patent applications. Once the examination is concluded, BPTO will issue an official decision accepting or rejecting the application, which will be published in the Official Gazette. If granted, the patent will be enforced for 20 years beginning from filing date.

Insurance

Pursuant to requirements in our Brazilian concession agreements, we maintain the following insurance policies: (1) all risk property insurance covering all insurable assets pertaining to the concessions; and (2) loss of profit insurance covering lost profits deriving from property damage and business interruption.

In addition to the above policies, we maintain civil liability insurance in Brazil. Our assets that are of material value and/or exposed to high degrees of risks are also insured. All of our insurance coverage was purchased from highly rated insurance companies in Brazil.

We believe that our current insurance coverage is suitable to our Brazilian operations.

Social Responsibility

In 2001, we created Instituto Telemar, known as Oi Futuro, Oi’s Institute of Corporate Social Responsibility, which has been designated a Public Interest Organization (Organização da Sociedade Civil de Interesse Público) by the Brazilian Ministry of Justice (Ministério da Justiça). Oi Futuro operates as an innovation network, catalyzing the transformations in the fields of education, cultural activities, social innovation and sports. Oi Futuro develops and accelerates initiatives of social impact through collaborative approaches and innovation. We believe that innovation and creativity empower personal and collective development that should be strengthened through technology and by disseminating information.

In the field of education, Oi Futuro invests in new approaches to learning and teaching to transform the classroom environment and preparing young people for future jobs. Created in 2006, the Advanced Education Center (Núcleo Avançado em Educação), or NAVE, trains young students for digital and creative economies, focusing on the production of games, applications and audiovisual products. This program, developed as a partnership with the Secretaries of Education of the States of Rio de Janeiro and Pernambuco, offers integrated and professional high school education to1,000 students. In addition to obtaining technical training, NAVE students are encouraged to develop an entrepreneurial spirit and to establish their first professional connections through projects and events, favoring their integration with the innovative market.

In the first half of 2018, we had important achievements in the field of education. For example, Oi Futuro launched the eNAVE—Innovative Pedagogical Practices Guide, a digital book with hand-in-hand practices capable of being framed in any school in Brazil, dedicated to educators, teachers and public managers. This e-book has had more than 1,400 downloads since its release and is available in the digital platform of the Brazilian Ministry of Education (Ministério da Educação). In March 2018, the television channel Canal Futural launched “Education in the Veia,” the first talk show on Brazilian education, which was recorded in NAVE. The Minister of State for Education and other 24 authorities, researchers and specialists visited our schools as benchmark for public teaching. Two of our student teams were semi-finalists of the 2018 Technovation Challenge, the most important technology and entrepreneurial competition in the world for girls.

In the field of cultural activities, Oi Futuro also operates as a creative catalyst, motivating people through art and stimulating collaborative projects by sponsoring cultural projects from all regions of Brazil. In 2018, Oi Futuro selected 53 cultural projects to sponsor throughout the year. We also operate a cultural center in Rio de Janeiro, with a program that stimulates avant-garde production and convergence of contemporary art and technology, and manage the Museum of Telecommunications in Rio de Janeiro. We launched LabSonica, a sound and music experimentation lab created to stimulating creativity and innovation in the field of sound. With this new laboratory, we offer technical support and physical structures for artistic productions, such as a recording studio, rehearsal rooms, studio, auditorium and coworking space. In 2018, our program, Oi Kabum! Art and Technology School, offered workshops related to the creative economy, such as graphic design, webdesign, computer graphics, video and photography, to 180 youths from urban communities.

In the field of social innovation, Oi Futuro launched Labora, a social impact lab that supports social entrepreneurs who put forward new ideas, actions and prototypes for addressing contemporary challenges. We promote social initiatives aiming to create a more abundant future through connections between changemakers, entrepreneurs, investors and organizations. In the first semester of 2018, Oi Futuro provided training and mentorship for 25 social impact projects, and 20 more projects are expected to be launched in the second semester.

In the field of sports, Oi Futuro invests in projects that promote social inclusion and citizenship.

In the six-month period ended June 30, 2018 and the year ended December 31, 2017, we contributed R$12 million and R$22 million, respectively, to these projects and programs.

Operations in Africa

In 2006, PT Ventures formed Africatel and subsequently (1) contributed to Africatel its equity interests in (a) Unitel, which operates in Angola, and (b) Cabo Verde Telecom, S.A., or CVTelecom, which operates in Cape Verde, among others, and (2) acquired (a) 34% of the equity interest in MTC, which operates in Namibia, and (b) 51% of the equity interest in CST – Companhia Santomense de Telecomunicações S.A.R.L., or CST, which operates in São Tomé and Príncipe. In 2007, PT Ventures sold 22% of the equity interests in Africatel to Samba Luxco, an affiliate of Helios Investors L.P., a private equity firm operating in sub-Saharan Africa, and entered into a shareholders’ agreement with Samba Luxco regarding governance and liquidity rights relating to Africatel. In 2008, PT Ventures transferred its equity interests in Africatel to Pharol, which sold an additional 3% of the equity interests in Africatel to Samba Luxco. In 2009, Pharol sold 100% of the equity interests in PT Ventures to Africatel. In 2017, Africatel transferred its 34% interest in MTC to Samba Luxco, in exchange for part of the shares held by Samba Luxco in Africatel, representing 11% of Africatel’s share capital.

As of June 30, 2018, in addition to its interests in Unitel, CVTelecom and CST, Africatel held a 40% equity interest in Multitel – Serviços de Telecomunicações Lda. and owned Directel—Listas Telefónicas Internacionais, Lda., or Directel, which publishes telephone directories and operates related data bases in Angola, Cabo Verde, Mozambique, Uganda and Kenya.

As a result of our acquisition of PT Portugal in May 2014 and PT Portugal’s transfer of all of the outstanding share capital of PT Participações, which holds our direct and indirect interests in Africatel and TPT, to Oi in connection with our sale of PT Portugal, we acquired 75% of the equity interests in Africatel.

Pharol, our subsidiaries PT Ventures and Africatel KG, and Samba Luxco are parties to a shareholders’ agreement under which we have ownership and management control of Africatel, which we refer to as the Africatel shareholders’ agreement. In September 2014, Samba Luxco claimed that Oi’s acquisition of PT Portugal was deemed a change of control of Pharol under the Africatel shareholders’ agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market equity value of Samba Luxco’s Africatel shares. In November 2014, Samba Luxco commenced arbitral proceedings against our subsidiary, Africatel KG, which directly holds our interest in Africatel, in the International Court of Arbitration of the International Chamber of Commerce.

In June 2016, we and Samba Luxco entered into a settlement agreement under which (1) Samba Luxco agreed to waive certain approval rights under the Africatel shareholders’ agreement, and (2) Samba Luxco agreed to transfer to Africatel 11% of the share capital of Africatel in exchange for Africatel’s transfer to Samba Luxco of Africatel’s interest in MTC. These transfers were completed on January 31, 2017, as a result of which Samba Luxco’s equity interest in Africatel was reduced from 25% to 14% and our interest in Africatel was increased from 75% to 86%. As a consequence, on February 2, 2017, the parties to these proceedings informed the arbitral tribunal of the full and final settlement of their dispute. Samba Luxco has withdrawn all claims brought in the arbitration and released Oi’s subsidiaries from all past and present claims relating to alleged breaches of the Africatel shareholders’ agreement.

Unitel, Angola

In 2000, PT Ventures, then a wholly-owned subsidiary of Pharol, acquired 25% of the share capital of Unitel, a 2G mobile operator in Angola. Unitel began operations in Luanda in 2001. In connection with this investment, PT Ventures entered into a shareholders’ agreement with the other shareholders of Unitel regarding governance and liquidity rights relating to Unitel, and dispute resolution provisions. In 2007, Pharol contributed its shares of PT Ventures to Africatel. As a result of our acquisition of PT Portugal in May 2014 and PT Portugal’s transfer of all of the outstanding share capital of PT Participações to Oi in connection with our sale of PT Portugal, we had an 18.75% economic interest in Unitel. As a result of Samba Luxco’s transfer to Africatel 11% of the share capital of Africatel in January 2017, we have a 21.50% economic interest in Unitel. We account for this investment as an asset held-for-sale. We have brought suits against Unitel in the courts of Angola and have instituted arbitral proceedings against the other shareholders of Unitel in the International Court of Arbitration of the International Chamber of Commerce based on our inability to collect dividends owed to us by Unitel and breaches of the Unitel shareholders’ agreement. For more information about these proceedings, see “Risk Factors—Risks Relating to Our African and Asian Operations” and “Business—Legal Proceedings—Legal Proceedings Relating to Our Interest in Unitel.”

CVTelecom, Cape Verde

PT Ventures owns 40% of the share capital of CVTelecom, a provider of fixed-line and mobile services in the Cabo Verde Islands. In 2000, PT Ventures entered into a shareholders’ agreement with the other shareholders of CVTelecom, regarding governance and liquidity rights relating to CVTelecom, which allowed PT Ventures to set and control the financial and operating policies of CVTelecom. As a result of our acquisition of PT Portugal, we fully consolidated CVTelecom in our financial statements as of December 31, 2014.

In November 2014, the Government of Cape Verde, which is a shareholder of CVTelecom, notified us that as a result of our acquisition of PT Portugal, the shareholders’ agreement governing CVTelecom had been terminated. At a general shareholders’ meeting of CVTelecom in March 2015, PT Ventures was only able to elect three of the seven members of the board of directors of CVTelecom. In March 2015, PT Ventures commenced an arbitration proceeding before the International Chamber of Commerce, or ICC, disputing this interpretation of the shareholders’ agreement, and PT Ventures intends to vigorously defend its rights under the shareholders’ agreement. Also in March 2015, PT Ventures commenced an arbitration proceeding against the Republic of Cabo Verde before the International Centre for Settlement of Investment Disputes, or ICSID, due to the violation of CVTelecom’s exclusivity rights under the concession agreement by the Republic of Cabo Verde. Both proceedings had been temporarily suspended so that the parties could engage in negotiations to seek an alternative resolution of these disputes but the arbitrations were resumed in February 2017. As a result of these disputes, for dates and periods ending after January 1, 2015, we have recorded our interest in CVTelecom under the equity method.

As of December 31, 2017, CVTelecom had approximately 50,400 fixed-lines in service, 371,500 active mobile telephone cards, 14,600 broadband customers and 5,800 Pay TV customers.

CVTelecom was established in 1995 and provides fixed-line and mobile telecommunications services under the terms of a 25-year license granted in 1996. In December 2011, CVTelecom was granted a license to provide 3G services in Cabo Verde. In May 2012, CVTelecom’s connection to the West African Cable System, a submarine cable which connects CVTelecom’s network to networks in West Africa and Europe, began operating.

In 2006, the National Communications Agency (Agência Nacional das Comunicações) granted the second license to provide fixed-line and mobile telecommunications services in Cabo Verde to T Plus S.A., or T Plus, which commenced operations under the brand “T+” in December 2007. In December 2011, T Plus was granted a license to provide 3G services in Cabo Verde. In October 2012, a controlling interest in T Plus was acquired by Unitel Holdings, which is controlled by Mrs. Isabel dos Santos.

CST, São Tomé and Principe

Africatel owns 51% of the share capital of CST, which provides fixed and mobile services in São Tomé and Principe. As of June 30, 2018 and December 31, 2017, CST had approximately 152,081, 0and 155,600 mobile customers, respectively.

CST was established in 1989 and provides fixed-line and mobile telecommunications services under the terms of a 20-year license granted in 2007. CST began offering 3G services in São Tomé and Principe in March 2012 anticipating the connection of its network from the Africa Coast to Europe submarine cable which was inaugurated at the end of 2012. In March 2013, the General Regulatory Authority (Autoridade Geral de Regulação), the telecommunications regulator in São Tomé and Principe, granted the second license to provide fixed-line and mobile telecommunications services in São Tomé and Principe to Unitel Holdings, which is controlled by Mrs. Isabel dos Santos. The second operator commenced commercial activity in July 2014.

Legal Proceedings

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management.

As a result of the RJ Proceedings, we have applied ASC 852 in preparing our consolidated financial statements. ASC 852 requires that financial statements separately disclose and distinguish transactions and events that are directly associated with our reorganization from the transactions and events that are associated with the ongoing operations of our business. Accordingly, our prepetition obligations, including certain of our legal contingencies, that may be impacted by the RJ Proceedings based on our assessment of these obligations following the guidance of ASC 852 have been classified on our balance sheet as “Liabilities subject to compromise.” Prepetition liabilities subject to compromise are required to be reported at the amount allowed as a claim by the RJ Court, regardless of whether they may be settled for lesser amounts and remain subject to future adjustments based on negotiated settlements with claimants, actions of the RJ Court or other events. For more information about the impact of the RJ Proceedings on our legal proceedings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Prepetition Liabilities Subject to Compromise,” “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan,” note 28 to each our audited consolidated financial statements included in this prospectus and our unaudited interim consolidated financial statements included in this prospectus

As of June 30, 2018 and December 31, 2017, the total estimated amount in controversy for those proceedings not subject to the RJ Plan in respect of which the risk of loss was deemed probable or possible totaled approximately R$28,162 million and R$27,603 million, respectively, and we had established provisions of R$1,304 million and R$1,368 million, respectively, relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 18 to our audited consolidated financial statements included in this prospectus and note 19 to our unaudited interim consolidated financial statements included in this prospectus.

In certain instances, we are required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of June 30, 2018 and December 31, 2017, we had made judicial deposits in the aggregate amount of R$9,460 million and R$9,313 million, respectively, and obtained financial guarantees from third parties in the aggregate amount of R$14,948 million and R$14,847 million, respectively. During the six-month period ended June 30, 2018 and the year ended December 31, 2017, we paid fees in the aggregate amount of R$159 million and R$298 million, respectively, to the financial institutions from which we had obtained these guarantees, and as of each of June 30, 2018 and December 31, 2017, we had pledged 1,811,755 Preferred Shares, representing 1.15% and 1.15%, respectively, of our outstanding share capital as of June 30, 2018 and December 31, 2017, as security for one of these financial guarantees.

Tax Proceedings Relating to Oi S.A. and Our Brazilian Operations

As of June 30, 2018 and December 31, 2017, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$27,487 million and R$26,835 million, respectively, and we had recorded provisions of R$692 million and R$660 million, respectively, relating to these proceedings. In accordance with Brazilian law, our tax contingencies are not subject to the RJ Plan.

The Brazilian corporate tax system is complex, and we are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in note 18 to our audited consolidated financial statements included this prospectus and note 19 to our unaudited interim consolidated financial statements included in this prospectus. We record provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We currently do not believe that the proceedings that we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that our future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Value-Added State Taxes (ICMS)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunications services they provide. We may record ICMS credits for each of our purchases of operational assets. The ICMS regulations allow us to apply the credits we have recorded for the purchase of operational assets to reduce the ICMS amounts we must pay when we sell our services.

We have received various tax assessments challenging the amount of tax credits that we recorded to offset the ICMS amounts we owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets we have purchased are related to the telecommunications services provided, and, therefore, eligible for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss are related to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As of June 30, 2018 and December 31, 2017, we deemed the risk of loss as possible with respect to approximately R$11,748 million and R$11,730 million, respectively, of these assessments and had not recorded any provisions in respect of these assessments. As of June 30, 2018 and December 31, 2017, we had recorded provisions in the amount of R$553 million and R$539 million, respectively, for those assessments in respect of which we deemed the risk of loss as probable.

Local Service Tax (ISS)

We have received various tax assessments claiming that we owe ISS taxes on supplementary services. We have challenged these assessments on the basis that ISS taxes should not be applied to supplementary services (such as, among others things, equipment leasing and technical and administrative services) provided by telecommunications service providers, because these services do not clearly fit into the definition of “telecommunications services.”

As of June 30, 2018 and December 31, 2017, we deemed the risk of loss as possible with respect to approximately R$3,475 million and R$3,388 million, respectively, of these assessments and had not recorded any provisions in respect of these assessments. As of June 30, 2018 and December 31, 2017, we had recorded provisions in the amount of R$75 million and R$73 million, respectively, for those assessments in respect of which we deemed the risk of loss as probable.

FUST and FUNTTEL

The FUST is a fund that was established to promote the expansion of telecommunications services to non-commercially viable users. The FUNTTEL was established to finance telecommunications technology research. We are required to make contributions to the FUST and the FUNTTEL. Due to a change by ANATEL in the basis for calculation of our contributions to the FUST and the FUNTTEL, we made provisions for additional contributions to the FUST and TNL made provisions for additional contributions to the FUST and the FUNTTEL. With respect to the calculation of the contribution to the FUST, the Brazilian Association of Fixed-Line Companies (Associação Brasileira das Empresas de Telefonia Fixa) of which we are members, filed a lawsuit to request a review of the applicable legislation.

As of June 30, 2018 and December 31, 2017, we deemed the risk of loss as possible with respect to approximately R$4,615 million and R$4,553 million, respectively, of these assessments and had not recorded any provisions in respect of these assessments.

Contributions to the INSS

Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social), or INSS, based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against us primarily relating to claims regarding joint and several liability and claims regarding the percentage to be used to calculate workers’ compensation benefits and other amounts subject to social security tax.

As of June 30, 2018 and December 31, 2017, we deemed the risk of loss as possible with respect to approximately R$701 million and R$574 million, respectively, of these assessments. As of June 30, 2018 and December 31, 2017, we had recorded provisions of R$24 million and R$20 million, respectively, for those assessments in respect of which we deemed the risk of loss as probable.

PIS and COFINS

In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026 million related to the basis for the calculation of PIS/COFINS. In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$585 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of June 30, 2018 and December 31, 2017, we deemed the risk of loss as possible with respect to approximately R$2,479 million and R$2,278 million, respectively, of these assessments and had not recorded any provisions in respect of this claim.

Other Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

As of June 30, 2018 and December 31, 2017, we deemed the risk of loss as possible with respect to approximately R$3,776 million and R$3,653 million, respectively, of these assessments. As June 30, 2018 and December 31, 2017, we had recorded provisions in the amount of R$39 million and R$27 million, respectively, for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims Relating to Oi S.A. and Our Brazilian Operations

As of June 30, 2018 and December 31, 2017, the total estimated contingency in connection with civil claims against us not subject to the RJ Plan in respect of which the risk of loss was deemed probable or possible, totaled R$9 million and R$17 million, respectively, and we had recorded provisions of R$8 million and R$11 million, respectively, relating to these proceedings.

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding civil claims against the RJ Debtors as of that date became subject to compromise under our RJ Proceedings. As of June 30, 2018 and December 31, 2017, the aggregate amount of the contingencies for civil claims (other than claims of ANATEL) recognized by the RJ Court was R$2,363 million and R$2,929 million, respectively.

Under the RJ Plan, unsecured civil claims against the RJ Debtors were classified as Class III and IV claims. For more information about these claims and related recoveries under the RJ Plan, see “—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan—Settlement of Class III and Class IV Claims – Civil Contingencies.”

Administrative Proceedings

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan of Universal Service Goals.

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As a result of the commencement of the RJ Proceedings, our contingencies related to claims of ANATEL were reclassified liabilities subject to compromise and were measure as required by ASC 852. As of June 30, 2018 and December 31, 2017, our prepetition liabilities subject to compromise included R$928 million and R$9,334 million, respectively, related with claims of ANATEL. For more information relating to the reclassification of contingencies related to claims of ANATEL as of June 30, 2018, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of the RJ Proceedings and Our Financial Restructuring.”

By operation of the RJ Plan and the Brazilian Confirmation Order (provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it), the claim for these contingent obligations has been novated and discharged under Brazilian law and ANATEL is entitled only to receive the recovery set forth in the RJ Plan in exchange for these contingent claims in accordance with the terms and conditions of the RJ Plan. For more information regarding the recoveries to which ANATEL is entitled under the RJ Plan, see “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan—Settlement of Class III Claims—ANATEL.”

Brazilian Antitrust Proceedings

We are subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. During 2016, 2017 and 2018 to date, no fines or penalties have been levied against us. We deemed the risk of loss as possible that we will be fined in one or more of such proceedings and have not recorded any provisions for those claims.

Financial Interest Agreements (PEX and PCT)

Prior to the privatization of Telebrás, users of fixed-line telephony services in Brazil were required to purchase the right to use fixed telephone lines. These purchases could be made through two types of financial interest agreements: (1) Plan of Expansion (Plano de Expansão), or PEX, contracts; and (2) Community Telephone Programs (Planta Comunitária de Telefonia), or PCT, contracts. Under PEX contracts, customers who purchased a telephone line acquired the right subscribe for a number of a telephone company’s shares. Under the PCT program, users who purchased a telephone line acquired a participation in an association formed by a local community that subcontracted the construction or expansion of necessary infrastructure, which was then sold to the telephone company, in exchange for shares of the company. The number of shares to be issued to each user was determined based on a formula that divided the contract value by the book value of the shares.

We are a defendant in several claims filed by users of telephone lines in the State of Rio Grande do Sul. Prior to our acquisition of control of CRT in July 2000, CRT entered into PEX contracts with its fixed-line subscribers. Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

In addition, as successor to various companies we acquired in the privatization of Telebrás and which were subsequently merged into our company, we are subject to various civil claims filed by PCT participants who also disagree with the value of their shares in those companies and who seek to recover the amounts they invested.

In 2009, two court decisions significantly changed the assumptions underlying our estimate of the potential losses relating to these suits. In March 2009, the Brazilian Supreme Court published a decision ruling that the financial interest agreements are subject to the twenty-year statute of limitations prescribed by the Brazilian Civil Code, as opposed to the three-year statute of limitations prescribed by the Brazilian Corporate Law. This decision increased the likelihood of an unfavorable outcome in a greater number of these pending cases than previously anticipated. Also in March 2009, the Superior Court of Justice ruled that the number of shares to be issued must be calculated using the book value of the shares listed on company’s balance sheet at the end of the first month in which the shares were issued.

As of June 30, 2018 and December 31, 2017, we had recorded provisions in the amount of R$1,285 million and R$1,575 million, respectively, for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 47 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to us. All of these proceedings are currently under appeal. As of June 30, 2018 and December 31, 2017, we had recorded provisions in the amount of R$9.5 million and R$9.7 million, respectively, for those claims in respect of which we deemed the risk of loss as probable.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Federal Prosecutor’s Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by TNL’s alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor – SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where we are headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of the corporate reorganization, we have succeeded to TNL’s position as a defendant in this action. As of June 30, 2018 and December 31, 2017, we deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action since it was awaiting the court’s initial decision.

Special Civil Court Proceedings

We are party to proceedings in special civil courts relating to customer claims in connection with our basic subscription services. The value of any individual claim does not exceed 40 minimum wages. As of June 30, 2018 and December 31, 2017, we had recorded provisions in the amount of R$275 million and R$261 million, respectively, for these claims in respect of which we deemed the risk of loss as probable.

Other Claims

We are defendants in various claims involving contract termination, indemnification of former suppliers and contractors, review of contractual conditions due to economic stabilization plans and breach of contract. As of June 30, 2018 and December 31, 2017, we had recorded provisions in the amount of R$812 million and R$884 million, respectively, in respect of these claims.

Labor Claims Relating to Oi S.A. and Our Brazilian Operations

We are a party to a large number of labor claims arising out of the ordinary course of our businesses. We do not believe any of these claims, individually or in the aggregate would have a material effect on our business, financial condition or results of operations if such claims are decided against us. These proceedings generally involve claims for: (1) risk premium payments sought by employees working in dangerous conditions; (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in our collective bargaining agreements; (4) overtime wages; and (5) joint liability allegations by employees of third-party service providers.

As of June 30, 2018 and December 31, 2017, the total estimated contingency in connection with labor claims against us not subject to the RJ Plan in respect of which the risk of loss was deemed probable or possible totaled R$665 million and R$751 million, respectively, and we had recorded provisions of R$603 million and R$697 million, respectively, relating to these proceedings.

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding labor claims against the RJ Debtors as of that date became subject to compromise under our RJ Proceedings. As of June 30, 2018 and December 31, 2017, the aggregate amount of the contingencies for labor claims recognized by the RJ Court was R$1,037 million and R$899 million, respectively.

Under the RJ Plan, labor claims were classified as Class I claims. For more information about these claims and related recoveries under the RJ Plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Prepetition Liabilities Subject to Compromise—Labor Contingencies.”

Legal Proceedings Relating to Our Interest in Africatel

On September 16, 2014, Africatel KG received a letter from Samba Luxco in which Samba Luxco claimed that Oi’s acquisition of PT Portugal in May 2014 was deemed a change of control of Pharol under the Africatel shareholders’ agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market equity value of Samba Luxco’s shares of Africatel. In the letter, Samba Luxco purported to exercise the alleged put right and thereby require Africatel KG to acquire Samba Luxco’s shares in Africatel.

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel KG that Samba Luxco had commenced arbitral proceedings against Africatel KG to enforce its purported exercise of the put right or, in the alternative, certain ancillary rights and claims. Africatel KG presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015 and held a first management conference in London on May 8, 2015.

On July 22, 2015, Samba Luxco submitted its Statement of Claim, and on October 9, 2015, Pharol and Africatel KG submitted their Statement of Defense. On January 25, 2016, Samba Luxco submitted its Reply and, on March 14, 2016, Pharol and Africatel KG submitted their Rejoinder. On April 25, 2016, the parties executed a memorandum of understanding following which they agreed to defer a hearing on the merits of the arbitral proceedings.

On June 16, 2016, PT Participações, Africatel KG and Africatel entered into a series of agreements with Samba Luxco with the primary purpose of settling the arbitral proceedings, including an amendment to the Africatel shareholders agreement and the Settlement Agreement, under which Samba Luxco agreed, upon the implementation of the Settlement Agreement: (1) to terminate the ongoing arbitration proceeding and release our subsidiaries from all past and present claims related to alleged breaches of the Africatel shareholders agreement asserted in the arbitration proceeding, (2) to waive certain approval rights it had under the Africatel shareholders agreement, and (3) to transfer 11,000 shares of Africatel to Africatel, resulting in a decline of Samba Luxco’s stake in Africatel from 25% to 14%. In exchange, Africatel agreed to transfer to Samba Luxco its stake in the capital of MTC, which represented approximately 34% of the share capital of MTC.

On January 31, 2017, the transactions provided for in the Settlement Agreement were completed. As a consequence, on February 2, 2017, the parties to the arbitral proceedings informed the arbitral tribunal of the full and final settlement of their dispute. Samba Luxco has withdrawn all claims brought in the arbitration and released us from all past and present claims relating to alleged breaches of the Africatel shareholders’ agreement.

Legal Proceedings Relating to Our Interest in Unitel

On October 13, 2015, PT Ventures initiated an arbitration proceeding against the other Unitel shareholders as a result of the violation by those shareholders of a variety of provisions of the Unitel shareholders’ agreement and Angolan law, including the provisions entitling PT Ventures to nominate the majority of the members of the board of directors of Unitel and its chief executive officer and the fact that the other Unitel shareholders caused Unitel not to pay dividends owed to PT Ventures and withheld information and clarifications on such payment.

On March 14, 2016, the other shareholders of Unitel initiated an arbitration proceeding against PT Ventures, claiming that Pharol’s sale of a minority interest in Africatel to our company in May 2014 constituted a breach of the Unitel shareholders’ agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders’ agreement, and we believe that the relevant provisions of the Unitel shareholders’ agreement apply only to a transfer of Unitel shares by PT Ventures itself.

The arbitral tribunal was constituted on April 14, 2016. On May 19, 2016, the arbitration proceeding against PT Ventures initiated by the other Unitel shareholders was consolidated with the arbitration initiated by PT Ventures. On October 14, 2016, PT Ventures filed its Statement of Claim in the arbitration and the Unitel shareholders presented their statement of defense and counterclaim on February 28, 2017. A hearing in the arbitration was held from February 7 to 16, 2018, where each party presented its arguments and the factual witnesses and experts from each side were heard. A closing hearing was held on May 9, 2018. The parties exchanged their first post-hearing briefs on July 13, 2018. We intend to continue to vigorously defend these proceedings. As of the date of PTV’s post-hearing brief, PT Ventures’s financial expert assessed PT Ventures’s claim at US$2,988 million (as of December 2014), plus interest since December 2014.

Legal Proceedings Relating to Our Financial Restructuring

Judicial Reorganization Proceedings

On June 20, 2016, Oi, together with the other RJ debtors, filed a joint voluntary petition for judicial reorganization pursuant to Brazilian Law No. 11,101 of June 9, 2005, or the Brazilian Bankruptcy Law, with the 7th Commercial Court of the Judicial District of the State Capital of Rio de Janeiro, or the RJ Court, pursuant an urgent measure approved by our board of directors.

On December 20, 2017, the RJ Plan was approved by a significant majority of creditors of each class present at the GCM. On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018.

For more information regarding the RJ Proceedings, see “Business—Our Judicial Reorganization Proceedings—Background of Judicial Reorganization Proceedings” “—Judicial Reorganization Proceedings” “—Approval of the Judicial Reorganization Plan at the GCM” and “—Confirmation of Judicial Reorganization Plan by the RJ Court.”

ANATEL Proceedings

Concurrently with our negotiations with our financial creditors, we engaged in negotiation and litigation with ANATEL, our largest creditor, with respect to the treatment of outstanding claims for fines, interest and penalties in the RJ Proceedings. On November 24, 2016, a hearing was held with the goal of consensually resolving ANATEL’s claims against the RJ Debtors’ as part of a mediation procedure initiated under RJ Proceedings. However, ANATEL filed an appeal against the decision which ordered the mediation, which is pending judgement.

The Second List of Creditors recognized claims of ANATEL in the aggregate amount of approximately R$11.1 billion. On June 9, 2017 ANATEL filed a challenge to the Second List of Creditors, objecting the inclusion of its claim. We disagree with the amount and are challenging some of the noncompliance events alleged by ANATEL, and are also challenging the fairness of the penalties, emphasizing the unreasonableness of the amount of the imposed fines in light of the alleged noncompliance events.

The inclusion of the claims of ANATEL in the RJ Debtor’s judicial reorganization plan does not require the consent of ANATEL, but instead depends on the recognition of the applicability of the RJ Proceedings to these claims.

On August 23, 2016, ANATEL filed an appeal against the decision of the RJ Court which granted the processing of the RJ Proceedings, stating that the RJ Proceedings did not apply to ANATEL’s claims. On August 29, 2017, the 8th Civil Chamber of the Rio de Janeiro State Court of Justice granted ANATEL’s appeal to maintain the name of the RJ Debtors in the databases of the credit protection agencies, but held that the pre-petition claims of ANATEL were not tax claims and, therefore, were subject to the RJ Proceedings. On October 20, 2017, ANATEL filed a special and an extraordinary appeals against the decision of the 8th Civil Chamber of the Rio de Janeiro State Court of Justice. Judgments on these appeals by the Superior Court of Justice and the Supreme Court of Brazil are pending.

On September 4, 2017, ANATEL filed a request for stay against the decision of the RJ Court that permitted the GCM to be held without granting the request made by ANATEL to exclude all of its claims from the RJ Proceeding. On June 25, 2018 the Special Chamber of the Rio de Janeiro State Court of Justice denied the request.

Recognition Proceedings in the United States

On June 22, 2016, the U.S. Bankruptcy Court entered an order granting the provisional relief requested by the Chapter 15 Debtors in their cases that were filed on June 21, 2016 under Chapter 15 of the United States Bankruptcy Code. This provisional relief prevented (1) creditors from initiating actions against the Chapter 15 Debtors or their property located within the territorial jurisdiction of the United States, and (2) parties from terminating their existing U.S. contracts with the Chapter 15 Debtors.

On July 21, 2016, the U.S. Bankruptcy Court held a hearing with respect to the Chapter 15 Debtors petition for recognition of the RJ Proceedings as a main foreign proceeding with regard to each of the Chapter 15 Debtors and did not receive any objections to such petition.

On July 22, 2016, the U.S. Bankruptcy Court granted the U.S. Recognition Order, as a result of which a stay was automatically applied, preventing (1) the filing, in the United States, of any actions against the Chapter 15 Debtors or their properties located within the territorial jurisdiction of the United States, and (2) parties from terminating their existing U.S. contracts with the Chapter 15 Debtors.

On April 17, 2018, the foreign representative for the Chapter 15 Debtors filed a motion with the U.S. Bankruptcy Court seeking an order of that court granting, among other things, full force and effect to the RJ Plan and the Brazilian Confirmation Order in the United States. On June 14, 2018, the U.S. Bankruptcy Court granted the requested order. As a result, the claims with respect to the Defaulted Bonds that were governed by New York law have been novated and discharged under New York law and the holders of these Defaulted Bonds are entitled only to receive the recovery set forth in the RJ Plan in exchange for the claims represented by these Defaulted Bonds.

Recognition Proceedings in the United Kingdom

On June 23, 2016, the High Court of Justice of England and Wales granted the U.K. Recognition Orders. Together, the U.K. Recognition Orders:

•	stayed the commencement or continuation of individual actions or individual proceedings concerning the assets, rights, obligations or liabilities of Oi, Telemar and Oi Mobile;

•	stayed execution against the assets of Oi, Telemar and Oi Mobile; and

•	suspended the rights of Oi, Telemar and Oi Mobile to transfer, encumber or otherwise dispose of their assets.

On July 28, 2016, the U.K. Recognition Order granted in respect of Oi Mobile was partially modified to lift the suspension on its rights to transfer, encumber or otherwise dispose of its assets.

On May 17, 2018, meetings of each series of bonds issued by PTIF were held at which the bondholders voted in favor of extraordinary resolutions providing for, among other things, the release of Oi’s guarantee for each of the series of PTIF bonds. As a result, the bonds were modified so as to remove Oi’s obligation as a guarantor, leaving only PTIF as obligor. A deed of release evidencing the release of Oi’s guarantee obligations was executed by the parties on July 26, 2018.

As a result of the homologation of the PTIF Composition Plan described below under “—Restructuring of Our Dutch Finance Subsidiaries” on June 20, 2018, the PTIF Composition Plan is automatically recognized by each EU member state of the, including the UK, under the European Insolvency Regulation (2015/848). As a result, the claims against PTIF with respect to the Defaulted Bonds that were governed by English law have been novated and discharged as a matter of English law and the holders of these Defaulted Bonds are entitled only to receive the recovery set forth in the RJ Plan in exchange for the claims represented by these Defaulted Bonds.

Recognition Orders in Portugal

On November 14, 2016, Oi and Telemar requested the Portuguese Court to recognize the RJ Proceedings in Portugal in relation to Oi and Telemar under the Portuguese Insolvency and Corporate Recovery Code. On July 11, 2017, Oi Mobile requested the Portuguese Court to recognize the RJ Proceedings in relation to Oi Mobile under the Portuguese Insolvency and Corporate Recovery Code. The Portuguese Court granted recognition of the RJ Proceedings in Portugal in relation to Oi and Telemar on March 1, 2017 and Oi Mobile on August 4, 2017.

On May 9, 2018, Oi, Telemar and Oi Mobile, along with Copart 4 and Copart 5, filed a request for recognition of the RJ Plan in Portugal with respect to these entities. On August 1, 2018, the Portuguese Court rejected this decision on the grounds that the RJ Plan was still subject to appeal in Brazil. Oi has appealed this decision and the appeal is currently pending.

Restructuring of Our Dutch Finance Subsidiaries

Although the RJ Proceedings have been recognized in the United States, England and Wales and Portugal, the laws of The Netherlands do not provide for the recognition of the RJ Proceedings. Two of the RJ Debtors, Oi Coop and PTIF, are organized under the laws of The Netherlands. As a result, a group of holders of some of the Defaulted Bonds issued by Oi Coop and PTIF brought proceedings against these RJ Debtors in The Netherlands.

On June 27, 2016, Syzygy Capital Management, Ltd, an affiliate of Aurelius Capital Management LP, filed a petition for the involuntary bankruptcy of Oi Coop before the Dutch District Court, requesting that the Dutch District Court (1) declare Oi Coop in a state of bankruptcy, and (2) declare the bankruptcy of Oi Coop a main insolvency proceeding within the meaning of Article 3.1 of the European Insolvency Regulation (EC no. 1346/2000). On July 8, 2016, Loomis Sayles Strategic Income Fund also filed a petition for the involuntary bankruptcy of Oi Coop in the Dutch District Court making similar requests as those made in the Oi Coop proceeding. On July 11, 2016, a group of beneficial holders of Oi Coop bonds filed an involuntary bankruptcy petition against Oi Coop in the Dutch District Court. On July 15, 2016, another group of beneficial holders of Oi Coop bonds filed an involuntary bankruptcy petition against Oi Coop in the Dutch District Court.

On August 9, 2016 Oi Coop filed with the Dutch District Court a petition for a Dutch suspension of payments (verzoekschrift tot aanvragen surseance van betaling) proceeding, an insolvency proceeding aimed at facilitating the reorganization, rather than the liquidation, of an insolvent debtor by imposing a temporary stay against creditor actions. On August 9, 2016, the Dutch District Court granted the request of Oi Coop for the commencement of suspension of payment proceedings.

On August 22, 2016, Citicorp Trustee Company Limited, or Citicorp, in its capacity as the trustee in respect of the a series of bonds issued by PTIF, purportedly acting at the direction of the requisite majority of the holders of these bonds, filed a petition for the involuntary bankruptcy of PTIF in the Dutch District Court requesting that the Dutch District Court (1) order the bankruptcy of PTIF, and (2) declare the bankruptcy of PTIF a main insolvency proceeding within the meaning of Article 3.1 of the European Insolvency Regulation (EC no. 1346/2000)

On September 30, 2016, PTIF filed with the Dutch District Court a petition for a Dutch suspension of payments proceeding. On October 3, 2016, the Dutch District Court granted the request of PTIF for the commencement of suspension of payment proceedings.

The Oi Coop and PTIF suspension of payments proceedings were initiated in order to ensure compatibility in The Netherlands with the RJ Proceedings initiated by the RJ Debtors in Brazil. These suspension of payments proceedings provided Oi Coop and PTIF with a stay against creditor action in The Netherlands, including actions with respect to the petitions for the involuntary bankruptcy, to allow them to restructure their debts with the ultimate aim of satisfying their creditors. In connection with the granting of the requests for the commencement of suspension of payment proceedings, (1) each of Oi Coop and PTIF filed a draft of a composition with creditors plan (akkoord), or a composition plan, (2) the Dutch District Court appointed Mr. Berkenbosch as administrator of Oi Coop, and set May 18, 2017 as the date on which Oi Coop’s creditors would vote on its composition plan, and (3) the Dutch District Court appointed Mr. Groenewegen as administrator of PTIF, and set May 18, 2017 as the date on which PTIF’s creditors would vote on its composition plan.

On December 1, 2016, both Mr. Berkenbosch for Oi Coop and Mr. Groenewegen for PTIF filed a petition with the Dutch District Court requesting that the Oi Coop suspension of payments proceedings and the PTIF suspension of payments proceedings, respectively, be withdrawn and advising the Dutch District Court to declare Oi Coop and PTIF bankrupt. Subsequently, on December 23, 2016, the IBC filed a petition with the Dutch District Court requesting that the Oi Coop suspension of payments proceeding be withdrawn and that Oi Coop be declared bankrupt. On January 4, 2017, Citicorp filed a petition with the Dutch District Court requesting that the PTIF suspension of payments proceeding be withdrawn and PTIF be declared bankrupt.

On February 2, 2017, following hearings to consider these requests on January 12, 2017, the Dutch District Court rendered decisions denying each of these requests.

On February 10, 2017, the IBC and Citicorp appealed the rulings of the Dutch District Court denying their respective requests to the Dutch Court of Appeal.

On April 19, 2017, the Dutch Court of Appeal granted the appeals of the IBC and Citicorp, overturning the Dutch District Court decisions and ordering that the suspension of payments proceedings in respect of Oi Coop and PTIF be converted into Dutch bankruptcy proceedings. The Dutch Court of Appeal further appointed Mr. Berkenbosch as Oi Coop’s bankruptcy trustee in the Netherlands, and Mr. Groenewegen as PTIF’s bankruptcy trustee in the Netherlands.

On July 7, 2017, upon certain appeals of the decisions of the Dutch Court of Appeal, the Dutch Supreme Court issued a decision affirming the decisions of the Dutch Court of Appeal.

On April 10, 2018, PTIF deposited a draft of the PTIF Composition Plan with the Dutch District Court and Oi Coop deposited a draft of the Oi Coop Composition Plan with the Dutch District Court. The PTIF Composition Plan and the Oi Coop Composition Plan each provide for the restructuring of the claims against PTIF and Oi Coop on substantially the same terms and conditions as the RJ Plan.

On May 17, 2018, meetings of each series of bonds issued by PTIF were held at which the bondholders voted in favor of extraordinary resolutions providing for: (1) the release Oi’s guarantee for each of the relevant series of Defaulted Bonds, (2) the authorization of the trustee of each outstanding series of Defaulted Bonds issued by PTIF to act as a sole creditor of such Defaulted Bonds, submit a claim on behalf of the holders of such Defaulted Bonds to the PTIF Trustee in relation to the PTIF bankruptcy and vote in favor of the PTIF Composition Plan, and (3) authorize the trustee of each outstanding series of Defaulted Bonds issued by PTIF to request the PTIF Trustee in respect of its vote on behalf of PTIF, to vote in favor of the Oi Coop Composition Plan.

On June 1, 2018, at a meeting of the creditors of PTIF in the Netherlands, the creditors of PTIF approved the PTIF Composition Plan and directed the PTIF Trustee to vote PTIF’s claims in Oi Coop in favor of the Oi Coop Composition Plan. Also on June 1, 2018, at a meeting of the creditors of Oi Coop, the creditors of Oi Coop approved the Oi Coop Composition Plan.

On June 11, 2018, the Dutch District Court confirmed the PTIF Composition Plan and the Oi Coop Composition Plan at a homologation hearing. The homologation was subject to an eight day appeal period, which expired on June 19, 2018. As of that date, no appeals had been filed. As a result, the PTIF Composition Plan and the Oi Coop Composition Plan are effective as a matter of Dutch law, the bankruptcies of PTIF and Oi Coop have terminated and the PTIF Composition Plan and the Oi Coop Composition Plan have full force and effect in each member state of the European Union.

PTIF Dutch Tort Proceedings

On March 16, 2016, Capricorn Capital Ltd., or Capricorn, commenced tort actions against Oi, Oi Mobile, Oi Coop, PTIF, as well as several directors of Oi Coop and PTIF, seeking the avoidance of certain loans that PTIF made to Oi Coop and damages that Capricorn has claimed that it suffered as a consequence of transactions that Capricorn alleges prejudiced its interests as holders of bonds issued by PTIF.

On March 30, 2016, Capricorn commenced interim relief proceedings (kort geding) in which Capricorn demanded an injunction preventing Oi Coop from on-lending monies to any of the RJ Debtors for so long as Oi Coop has any outstanding obligations under its loan to PTIF. The Dutch District Court denied Capricorn’s demand for an injunction on May 2, 2016. This decision was affirmed by the Dutch Court of Appeal on July 19, 2016.

On November 14, 2017, the Dutch District Court held a hearing on Capricorn’s claims. On March 21, 2017, the Dutch District Court rendered a judgment denying Capricorn’s claims against the directors of Oi Coop and PTIF. The Court held that the no-action clause in the Trust Deed governing the bonds issued by PTIF precluded Capricorn from advancing claims against these directors. Although Oi did not appear in these proceedings, it appears the Dutch District Court also found that the right under the Trust Deed governing the bonds issued by PTIF to bring proceedings against Oi is vested exclusively in the Trustee under the Trust Deed.

On June 20, 2018, Capricorn filed an appeal against the judgment of the District Court. The appeal is only directed against the directors and not against PTIF, Oi Coop and Oi. The claims against PTIF and Oi Coop were suspended by virtue of law due to the bankruptcy of PTIF and Oi Coop.

Certain other Aurelius funds submitted similar tort claims in the bankruptcies of Oi Coop and PTIF, which claims were contested by Oi Coop, PTIF and its bankruptcy trustees. As a consequence thereof, those claims and claimants were referred to separate claim validation proceedings. Both validation proceedings were suspended by virtue of law due to the homologation of the Dutch composition plan of Oi Coop.

Both the Capricorn tort claims and the validation proceedings remain presently suspended and can only be recommenced at the request of any party to the proceedings.

Oi Coop Avoidance Proceedings

On May 30, 2017, Mr. Berkenbosch, as Oi Coop’s bankruptcy trustee in the Netherlands, commenced a Dutch Pauliana action on behalf of the Dutch bankruptcy estate of Oi Coop against Oi and Oi Mobile in the Dutch District Court seeking repayment of and damages in relation to several intercompany loans made by Oi Coop to Oi and Oi Mobile.

On July 26, 2017, two funds that are holders of bonds issued by Oi Coop filed a request to join these proceedings in their capacity as creditors of Oi Coop and parties-in-interest the side of Oi and Oi Mobile. On September 13, 2017 and the District Court rendered a judgment in which it allowed the two funds to join the proceedings. Oi Coop, as an entity distinct from its bankruptcy estate, also sought to join the proceeding on the side of defendants Oi and Oi Mobile. On August 2, 2017, Oi Coop’s request for joinder was denied by the Dutch District Court. Oi Coop appealed this judgment. On December 5, 2017 the Court of Appeal rejected Oi Coop’s appeal against the judgment of the Dutch District Court denying the joinder of Oi Coop. On March 5, 2018, Oi Coop filed an appeal to the Dutch Supreme Court against the judgment of the Court of Appeal. This appeal is still pending before the Dutch Supreme Court.

On June 25, 2018, Mr. Berkenbosch requested the Dutch District Court to remove the case from the docket because of the termination of the bankruptcy of Oi Coop. The Dutch District Court has placed the case on the docket of October 3, 2018, for parties to inform the Dutch District Court whether they would like to continue the proceedings.

Pharol Proceeding in Portugal

By means of the information provided by the media, the registration in the Commercial Registry of some of the Portuguese subsidiaries and Pharol’s announcement to the market via the Portuguese Securities Market Commission platform, Oi acknowledged that in May 2018 Pharol filed a motion for preliminary injunction against Oi and its Portuguese subsidiaries. Under Portuguese law, a preliminary injunction is decided without a prior hearing of the party or parties against whom the injunction is sought. Parties are summoned to the court only in the event that the court decides to grant the injunction. Portuguese Law also provides that the preliminary injunction should be decided, by the first instance court, within 15 days of its request by the moving party. According to Pharol’s announcement to the market via the Portuguese Securities Market Commission platform on September 13, 2018, the preliminary injunction was rejected, and an appeal against that decision was filed and, as of the date of this prospectus, is pending.

Non-Provisioned Contingencies

We are defendants in various proceedings with no legal precedent involving network expansion plans, compensation for moral and material damages, collections and bidding proceedings, intellectual property and supplementary pension plan, among others, for which we deem the risk of loss as possible and have not recorded any provisions. As of June 30, 2018 and December 31, 2017, we deemed the risk of loss as possible with respect to R$28,821 million and R$28,167 million, respectively, of these proceedings. This amount is based on total value of the damages being sought by the plaintiffs; however, the value of some of these claims, cannot be estimated at this time. Typically, we believe the value of individual claims to be beyond the merits of the case in question.

Regulation of the Brazilian Telecommunications Industry

Overview

Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law and a comprehensive regulatory framework for the provision of telecommunications services promulgated by ANATEL. We provide fixed-line, domestic and international long-distance, mobile telecommunications, data transmission and Pay TV services under concessions, authorizations and licenses that were granted by ANATEL and allow us to provide specified services in designated geographic areas, as well as set forth certain obligations with which we must comply. See “— Concessions, Authorizations and Licenses.”

ANATEL is a regulatory agency that was established in July 1997 pursuant to the General Telecommunications Law and ANATEL Regulation (Regulamento da Agência Nacional de Telecomunicações). ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is administratively independent and is financially autonomous. ANATEL is required to report on its activities to the Brazilian Ministry of Communication. ANATEL has authority to propose and to issue regulations that are legally binding on telecommunications service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunications services, other than broadcasting services. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL’s decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

Concessions and Authorizations

The current regulatory framework for the Brazilian telecommunications industry was adopted in 1998. Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime (as discussed below) or an authorization under the private regime (as discussed below). A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

The three principal providers of fixed-line telecommunications services in Brazil, Telefônica Brasil, Claro and our company, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

Providers of public regime services are subject to more obligations and restrictions than providers of private regime services. Under Brazilian law, providers of public regime services are subject to certain requirements with respect to services such as network expansion and network modernization. Additionally, the rates that public regime service providers may charge customers are subject to ANATEL supervision. Another distinctive feature of public concessions is the right of the concessionaire to maintain certain economic and financial standards, which are calculated based on the rules set forth in our concession agreements and was designed based on a price cap model. The concessions are granted for a fixed period of time and are generally renewable only once.

Our concession agreements provide that ANATEL may modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described below under “—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

On June 27, 2014, ANATEL opened a public comment period for the revision of the terms of our concession agreements. The comment period, which ended on December 26, 2014, was opened for comments on certain topics such as service universalization, rates and fees, among others. Throughout 2015, ANATEL, the Brazilian Ministry of Communication and telecommunications service providers met regularly to discuss possible amendments to each of the concession agreements granted by ANATEL, including ours, and the implications of the developments and demands in the telecommunications sector in recent years. In September 2015, the Brazilian Ministry of Communication created a working group to evaluate the status of the concessions and propose guidelines for the amendment of the concession agreements. In April 2016, the Brazilian Ministry of Communication issued an ordinance addressing guidelines for the establishment of a new regulatory framework for telecommunications, which were expected to be implemented by ANATEL through the conclusion of the concession amendments. In line with the provisions of PLC 79, these guidelines provided for, among other things, the expansion of broadband services (including in rural regions), the elimination of the reversibility of assets, and an extension of the terms of concessions, which in our case are currently scheduled to expire in 2025. As a result of the publication of these guidelines, ANATEL requested a further postponement of the review of our concession agreements, which was granted. The implementation of these guidelines, however, depends on the passage of PLC 79 to provide the necessary legal authority and framework. As a result of the Brazilian Congress’s failure to date to pass PLC 79, the review of our concession agreements, which was scheduled to occur by June 2017, has not yet taken place, and further discussions regarding amendments to our concession agreements have halted pending resolution of PLC 79. Under their existing terms, our concession agreements may be amended by December 2020 at the latest. If PLC 79 is not passed, our concession agreements will expire in 2025 without the possibility of renewal.

For more information about our concession agreements, see “—Concessions, Authorizations and Licenses—Fixed-Line and Domestic Long-Distance Services Concession Agreements.”

In connection with the consideration of revisions to the concession agreements under the public regime, in January 2017, ANATEL proposed revisions to the terms of the General Plan of Grants, in line with the provisions of PLC 79, which include the ability of companies operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of substantial obligations currently imposed by the concession regime, in exchange for the assumption of obligations to make additional investments in their networks, primarily related to the expansion of broadband services or through the payment of fees to ANATEL. The value of the obligations currently imposed by the concession agreement and, therefore, the cost of the additional investments or fees to be paid to ANATEL in exchange for the elimination of such obligations, would be subject to discussion between the parties, with ANATEL having the ability to make the final valuation. However, as a result of the legislative gridlock faced by PLC 79, ANATEL has halted implementation of the General Plan of Grants. For more information about PLC 79 and ANATEL’s proposed revisions to the terms of the General Plan of Grants, see “—Other Regulatory Matters—New Regulatory Framework.”

We cannot assure you that any future amendments to our concession agreements or the General Plan of Grants will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our Brazilian fixed-line businesses. If the amendments to our Brazilian concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected. In addition, PLC 79 has faced political gridlock in the Brazilian Congress and has not yet been passed, and we cannot predict whether this legislation will ultimately be adopted by the Brazilian Congress and executed by the President or whether the features of this modification of the regulatory scheme will be adopted as proposed. We continue to analyze the potential effects of this modification of the regulatory scheme on our business, capital expenditure obligations, results of operations, cash flows and financial position and whether we would seek to convert our concessions into authorizations should this feature of the proposed modifications be adopted, but are unable to predict with any certainty the effects of this modification on our company, if adopted. Should this modification be adopted, many provisions of the proposed legislation would only have effects on our business following a rule-making procedure by ANATEL to implement the modifications to the regulatory scheme. We cannot predict the form of these new regulations or the time required for ANATEL to propose or adopt these regulations.

Providers of private regime services, although not generally subject to the requirements concerning continuity and universality of service and network modernization, are subject to certain network expansion and quality of service obligations set forth in their respective authorizations.

Under the concession agreements and authorizations, each of the service providers is required to comply with the provisions of (1) the General Plan on Quality Goals that was adopted by ANATEL in June 2013 and (2) the General Plan on Competition Targets that was adopted by ANATEL in November 2012. Regulatory provisions are included in the relevant concession agreements and authorizations, and the service providers are subject to public service principles of continuity, changeability and equal treatment of customers. In addition, under the concession agreements each of the service providers is requires to comply with the provisions of the General Plan on Universal Service Goals that was adopted by ANATEL in June 2011.

In addition, ANATEL is authorized to direct and control the provision of services, to apply penalties and to declare the expiration of the concession and the return of assets from the concessionaire to the government authority upon termination of the concession.

Regulation of Fixed-Line Services

Rate Regulation

Under the concession agreements, public regime service providers are required to offer basic local fixed-line plans to users. Rates for the basic long-distance services plan originated and terminated on fixed lines vary in accordance with certain criteria. The concession agreements establish a price-cap mechanism for annual rate adjustments for basic service plans and basic domestic long-distance plans based on formulas set forth in each provider’s concession agreement. The formula provides for two adjustments to the price cap based on the local rate basket, the long-distance rate basket and the use of a price index. The price cap is first revised upward to reflect increases in inflation, as measured by an index, then ANATEL applies a productivity discount factor, or Factor X, which reduces the impact of the rate readjustment provided by the index.

Factor X is equal to (1) 50% of the increase in the productivity rate of public regime providers, plus (2) 75% of a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow an annual adjustment in excess of the IST.

A provider may increase rates for individual services within the local rate basket or the long-distance rate basket by up to 5% more than the IST so long as the rates for other services in that rate basket are reduced to the extent necessary to ensure that the weighted average increase for the entire rate basket does not exceed the permitted annual rate adjustment.

A provider may also offer alternative plans in addition to the basic service plan. Alternative plans must be submitted for ANATEL’s approval. The rates offered under the alternative plans may be adjusted annually based on the IST.

For information on our rates and service plans, see “—Rates.”

General Plan of Universal Service Goals

The General Plan of Universal Service Goals, as amended, was approved by ANATEL in June 2011. The General Plan of Universal Service Goals sets forth the principal network expansion and modernization obligations of the public regime providers.

Public regime providers are subject to network expansion requirements under the General Plan of Universal Service Goals, which are revised by ANATEL from time to time. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations. Our failure to meet the network expansion and modernization obligations established by the General Plan of Universal Service Goals or in our concession agreements may result in fines and penalties of up to R$50 million, as well as potential revocation of our concessions.

The General Plan of Universal Service Goals requires the following, among other things:

•

local fixed-line service providers to provide individual access to fixed-line voice services to economically disadvantaged segments of the Brazilian population within their service areas, through programs to be established and regulated by ANATEL;

•

local fixed-line service providers to provide public telephones in urban areas within their service areas, including in localities with a population in excess of 100, and to install residential fixed lines within seven days of a request in localities with a population in excess of 300; and

•

local and long-distance fixed-line providers that obtain authorizations to use radio spectrum in the 450 Mhz band to provide universal service in rural and remote areas, as well as to provide individual and group access to fixed-line voice services.

Similarly to the 2008 amendments to the General Plan of Universal Service Goals that eliminated the requirements to provide public telephone centers (postos de serviço telefônico) in exchange building backhaul, ANATEL has proposed new amendments to the General Plan of Universal Service Goals to eliminate the requirements to provide multifacility service centers (postos de serviço multifacilidade), which are public centers located in rural areas that offers various telecommunications services, including voice, access to the internet and digital transmission of text and images, and to install and maintain public telephones within a fixed-line service concession, in exchange for other obligations to be defined. The value of the obligations currently imposed by the General Plan of Universal Service Goals and, therefore, the cost of the additional investments or fees to be paid to ANATEL in exchange for the elimination of such obligations, is subject to discussion between the parties, with ANATEL having the ability to make the final valuation. These amendments are under analysis of ANATEL and the Brazilian Ministry of Communication, and we believe that the executive decree approving the new General Plan of Universal Service Goals will be issued by the end of 2018.

Service Restrictions

Pursuant to regulations in effect as of the date of this prospectus, public regime providers are subject to certain restrictions on alliances, joint ventures and mergers and acquisitions with other public regime providers, including:

•

a prohibition on members of the same economic group holding more than two licenses for the provision of telecommunications services in the public regime, which would include holding more than 20% of the voting shares of or controlling (as such term is defined under ANATEL’s regulations) more than two providers of public regime telecommunications services; and

•	a restriction, as set forth in the General Plan of Grants, on mergers between providers of public regime telecommunications services.

In December 2010, ANATEL adopted new regulations eliminating the limitation on the number of licenses to provide subscription television services with DTH technology. In September 2011, Law No. 12,485 became effective, which creates a new legal framework for subscription television services in Brazil, replacing and unifying the previously existing regulatory provisions that governed various forms of subscription television services, such as cable television, Multichannel Multipoint Distribution Service, or MMDS, and DTH. The principal provisions of Law No. 12,485:

•

allow fixed-line telephone concessionaires, such as us, who previously were allowed to provide subscription television services using only MMDS and DTH technologies, to enter the cable television market in Brazil;

•	remove existing restrictions on foreign capital investments in cable television providers;

•	establish minimum quotas for domestic content programming on every television channel;

•	limit the total and voting capital held by broadcast concessionaires and authorized providers, and in television programmers and producers, with headquarters in Brazil to 30%; and

•	prohibit telecommunications service providers with collective interests from acquiring rights to disseminate images of events of national interest and from hiring domestic artistic talent.

The framework established by Law No. 12,485 increased the availability and lowered the price of subscription television services in Brazil, through increased competition among providers, and improved the quality, speed and availability of broadband internet services as a result of the expected proliferation of fiber optic cables used to transmit cable television.

In March 2012, ANATEL adopted new regulations under which the authorizations to provide various existing subscription television services have been consolidated into authorizations to provide a newly-defined service called Conditional Access Service (SeAC). Under these regulations, authorizations to provide Conditional Access Service (SeAC) apply to private telecommunications services, the receipt of which are conditioned on payment by subscribers, for the distribution of audiovisual contents in the form of packages, individual channels and channels with required programming, by means of any communications technology, processes, electronic means or protocols. An authorization granted by ANATEL to provide Conditional Access Service will be valid for the entire Brazilian territory; however, the provider must indicate in its application for an authorization the localities that it will service. In December 2012, ANATEL granted our request to convert our DTH authorization agreement into a Conditional Access Service authorization. In September 2014, we entered into a Conditional Access Service authorization agreement with ANATEL that authorized us to offer the services to be governed by such agreement, including IP TV.

Ownership and Corporate Governance Restrictions

In connection with the RJ Proceedings, ANATEL gained expanded powers regarding our ownership and corporate governance decisions.

On November 8, 2016, ANATEL issued an order in which it, among other things, (1) suspended the exercise of voting and veto rights by the members of Oi’s board of directors appointed by Société Mondiale, (2) prohibited the participation of members of Oi’s board of directors appointed by Societé Mondiale in Oi’s board of directors, and (3) ordered Oi to notify ANATEL’s Superintendence of Competition of the dates of meetings of Oi’s board of directors so that it could send a representative to attend such meetings.

On July 14, 2016, the RJ Court granted ANATEL’s request that prior approval from ANATEL is required in order to, among other things, transfer Oi’s corporate control, including the replacement of Oi’s board of directors.

On January 6, 2017, ANATEL issued a decision conditioning its approval of the entry of Société Mondiale into Oi’s then-controlling block on Oi’s continued compliance with this notification obligation as well as the submission of any changes to Oi’s board of directors for ANATEL’s prior approval.

On January 15, 2018, ANATEL approved Oi’s transitional board of directors appointed pursuant to the RJ Plan.

Termination of a Concession

ANATEL may terminate the concession of any public regime telecommunications service provider upon the occurrence of any of the following:

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an extraordinary situation jeopardizing the public interest, in which case the Brazilian government is authorized to start rendering the services set forth under the concession in lieu of the concessionaire, subject to congressional authorization and payment of adequate indemnification to the owner of the terminated concession;

•

termination by the provider (through an agreement with ANATEL or pursuant to legal proceedings) as a consequence of an act or omission of the Brazilian government that makes the rendering of the services excessively burdensome to the provider;

•	annulment of the concession due to a contractual term, which is deemed by subsequent law to be illegal;

•	material failure to comply with the provider’s universalization targets;

•	failure to meet insurance requirements set forth in the concession agreement;

•	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the provider’s control without ANATEL’s authorization;

•	the transfer of the concession without ANATEL’s authorization;

•	the dissolution or bankruptcy of the provider; or

•

an extraordinary situation in which Brazilian government intervention, although legally permissible, is not undertaken, as such intervention would prove to be inconvenient, unnecessary or would result in an unfair benefit to the provider.

In the event a concession is terminated, ANATEL is authorized to administer the provider’s properties and its employees in order to continue rendering services.

Over the years, ANATEL has initiated several internal proceedings to monitor our financial situation and to evaluate our ability to continue to perform our obligations under our concession agreements. In light of the approval of the RJ Plan by the creditors on December 20, 2017, and its subsequent ratification and confirmation by the RJ Court, ANATEL began to monitor our operating and financial positions based on the effectiveness of the RJ Plan.

General Plan on Quality Goals

The General Plan on Quality Goals for fixed-line voice services was approved by ANATEL in December 2012 and became effective in June 2013. Each fixed-line service provider operating under the public regime or the private regime must comply with the provisions of the General Plan on Quality Goals. All costs related to compliance with the quality goals established by the General Plan on Quality Goals must be borne exclusively by the service provider. The General Plan on Quality Goals establishes minimum quality standards with regard to:

•	modernization of the network;

•	responses to repair requests;

•	responses to change of address requests;

•	rate of call completion; and

•	quality of public telephones.

These quality standards are measured according to the definitions and quality indicators established by ANATEL. Every month, fixed-line service providers are required to report their compliance with quality goals to ANATEL. In 2018, we began to collect quality data directly from broadband modems and smartphones, which we believe will allow us to take more accurate quality measurements and reduce disputes with ANATEL regarding compliance.

ANATEL measures the performance of fixed-line service providers in each individual state in which they operate. As a result, the performance of fixed-line service providers in any particular state may not meet one or more quality performance targets even if such service provider’s overall performance is satisfactory. Therefore, fixed-line service providers, including us, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in one or more particular states.

Regulation of Mobile Services

In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service (Serviço Móvel Pessoal) regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunications services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed-line telecommunications services.

Auction of 3G Spectrum

In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, we acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions delineated by ANATEL for 3G services (corresponding to Regions II under the personal mobile services regime), and TNL PCS acquired radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Regions I and III under the personal mobile services regime, other than an area that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas).

Authorizations to Use 450 MHz Band and 2.5 GHz Band

In preparation for auctions of the 450MHz band and 2.5 GHz band, the use of which allows personal mobile services providers to offer 4G services to their customers, ANATEL issued regulations that divided the Brazilian territory into three regions for purposes of providing personal mobile services. In June 2012, ANATEL auctioned radio frequency licenses to operate and the related licenses to use the frequency bands in the following manner: (1) four national lots for 2.5 GHz bands, each accompanied by a regional band of 450 MHz, and (2) 132 regional lots for 2.5GHz bands. In this auction, we acquired (1) one of the national lots for 2.5 GHz and the corresponding regional lot of 450MHz to provide rural broadband services in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District, and (2) 11 regional lots for 2.5 GHz bands to provide personal mobile services in the following areas: interior of Ceará, the capital or Roraima (and its metropolitan area), the State of Amapá, the capital of Bahia (and its metropolitan area), interior of the State of Pará, the capital of Pernambuco (and its metropolitan area), interior of Paraná, the capital of Rio Grande do Sul (and its metropolitan area), the City of Jaguarão (and its metropolitan area) and the capital of São Paulo (and its metropolitan area. In July 2013, ANATEL and CADE approved the RAN Sharing Agreement between TIM and Oi for the construction, implementation and mutual assignment of network tools to support personal mobile services (voice and broadband) in the 2.5 GHz band, among others, in order to ensure compliance with the scope of commitments. In December 2015, ANATEL and CADE approved the RAN Sharing Agreement between Telefônica Brasil, TIM and Oi for the construction, implementation and mutual assignment of network tools to support personal mobile services (voice and broadband) in the 2.5 GHz band, among others, in order to ensure compliance with the scope of commitments. With respect to the latter agreement, ANATEL rejected the proposal to conduct RAN sharing in conurbations, however, because it detected interference in the service. As a result, ANATEL will not allow RAN sharing in municipalities experiencing interference until a solution has been found.

Obligations of Personal Mobile Services Providers

As a telecommunications service provider, we are subject to requirements concerning network expansion and quality of service, as established in applicable regulations and in our personal mobile services authorizations. If we fail to meet these obligations, we may be fined, subject to a maximum penalty of R$50 million, until we are in full compliance with our obligations. While it is possible for an authorization to be revoked for non-compliance with these obligations, there are no precedents for such a revocation.

Quality of Service Obligations

Our personal mobile services authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL defines this quality of service standards, and we must report information in connection with such standards to ANATEL.

To restructure the process of assessing the quality of mobile service, with the inclusion of new processes and measurement of new indicators to check the quality of mobile broadband and the quality perceived by the user, and the modernization of existing indicators, ANATEL approved the Regulation for the Management of Quality of Provision of Personal Mobile Service (Regulamento de Gestão da Qualidade da Prestação de Serviço Móvel Pessoal), or SMP-RGQ. The SMP-RGQ provides for the assessment of the network connection and their respective data transmission rate, assessing aspects of availability, stability and connection speed for the data network. Targets are defined as 80% of speed hired (on average per month) by users and 40% of the instant speed, according to the definitions of the Resolution 575/2011.

In January 2018, ANATEL adopted a new model for measuring the quality of mobile broadband networks through the use of smartphones, replacing the previous model that required data from volunteers and often led to statistically insignificant results. The new model, which we have adopted by collecting user data directly from smartphones using the Minha Oi application, allows us to better manage the quality of our network, allowing us to identify corrective actions and more efficiently direct investments in our network.

Interconnection Regulations

Under the General Telecommunications Law, all telecommunications service providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications service provider. Interconnection permits a call originated on the network of a requesting fixed-line or personal mobile services provider’s network to be terminated on the fixed-line or personal mobile services network of the other provider. ANATEL has adopted General Rules on Interconnection (Regulamento Geral de Interconexão) to implement these requirements.

Interconnection Regulations Applicable to Fixed-Line Providers

Interconnection fees are charged at a rate per minute of use of a fixed-line provider’s network. Interconnection rates charged by a fixed-line provider to terminate a call on its local network (the TU-RL rate) or intercity network (the TU-RIU rate) are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the retail prices of each service provider.

Fixed-line service providers must offer the same TU-RL and TU-RIU rates to all requesting providers on a nondiscriminatory basis. The price caps on interconnection rates are adjusted annually by ANATEL at the same time that rates for local and long-distance calls are adjusted.

Under ANATEL regulations, fixed-line service providers are not able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks.

In July 2014, ANATEL published the maximum fixed reference rates, including TU-RL and TU-RIU, for entities with significant market power, such as our company, for 2016 through 2019. For more information about TU-RL and TU-RIU rates, see “—Rates—Network Usage (Interconnection) Rates—Fixed-Line Networks.”

Interconnection Regulations Applicable to Personal Mobile Services Providers

Interconnection fees are charged at a flat rate per minute of use of a personal mobile services provider’s network. The terms and conditions of interconnection agreements of all personal mobile services providers, including the rates charged by the operator of the network to terminate a call on its mobile network (the MTR (VU-M) rate), commercial conditions and technical issues, are freely negotiated between mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things.

Personal mobile services providers must offer the same MTR (VU-M) rate to all requesting providers on a nondiscriminatory basis. Interconnection agreements must be approved by ANATEL before they become effective and may be rejected if they are contrary to the principles of free competition and the applicable regulations. If the providers cannot agree upon the terms and conditions of interconnection agreements, ANATEL may determine terms and conditions by arbitration. Since no agreement with fixed-line service providers could be reached regarding MTR (VU-M) rates when we began offering personal mobile services, ANATEL set the initial MTR (VU-M) rates.

Personal mobile services providers negotiate annual rate increases for their MTR (VU-M) charges with the fixed-line telecommunications providers. If the providers cannot agree upon the terms and conditions of annual rate increases, ANATEL may determine the annual rate increases by arbitration. In July 2014, ANATEL published the maximum MTR (VU-M) reference rates for entities with significant market power, such as our company. For more information about MTR (VU-M) rates, see “—Rates—Network Usage (Interconnection) Rates—Mobile Networks.”

Consumer Protection Regulation

In March 2014, ANATEL published a regulation approving the General Regulation on Telecommunications Customers Rights (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações), a single regulation for the telecommunications sector with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and Pay-TV customers. This regulation establishes a period ranging from 120 days to 24 months from the date of publication for entering into compliance with the new rules. Most of the new rules that expand the rights of those who use the telecommunications services entered into force on July 8, 2014. Our failure to comply with this regulation may result in various fines and penalties being imposed on us by ANATEL.

Number Portability Regulations

Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same fixed-line or mobile telephone number. ANATEL’s General Regulation of Portability (Regulamento Geral de Portabilidade) establishes general rules regarding portability of fixed-line and mobile telephone numbers. These regulations permit fixed-line customers to retain their telephone numbers if they become customers of a different fixed-line service provider in the same municipality or if they move to a new home or office in the same municipality. Personal mobile services customers are permitted to retain their telephone numbers if they change their service plan or if they become customers of a different personal mobile services provider within the same registration area. Each telecommunications provider has been required to contract a third-party management entity to manage all procedures relating to number portability. Our failure to comply with these regulations may result in various fines and penalties being imposed on us by ANATEL.

Regulation of Data Transmission and Internet Services

Under Brazilian regulation, ISPs are deemed to be suppliers of value-added services and not telecommunications service providers. Value-added services are considered an activity that adds features to a telecommunications service supported by such value-added services. Telecommunications service providers are permitted to render value-added services through their own networks. In addition, ANATEL regulations require all telecommunications service providers and cable television operators to grant network access to any party interested in providing value-added services, including internet access, on a non-discriminatory basis, unless not technically feasible.

ANATEL has adopted regulations applicable to fixed-line service providers with significant market power. Under these regulations, these providers are required to make the forms of agreements that they use for EILD and SLD services publicly available, including the applicable rates, and are only permitted to offer these services under these forms of agreement. ANATEL publishes reference rates for these services, and if a customer of one of these providers objects to the rates which that provider charges for these services, the customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

In July 2014, ANATEL published reference rates for EILD services that contain a single reference table which will be valid from 2016 until 2020, when rates reflecting a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering the existing regulatory obligations, will apply. In addition, under the General Plan on Competition Targets, companies with significant market, such as our company, are required to present a public offer every six months including standard commercial conditions, which is subject to approval by ANATEL.

Multimedia Communications Service Quality Management Regulations

In June 2011, the President of Brazil issued Executive Decree No. 7,512/11, which mandated ANATEL to take the necessary regulatory measures to establish quality standards for broadband internet services. In compliance with such decree, on October 31, 2011, ANATEL published a resolution approving the Multimedia Communications Service Quality Management Regulations (Regulamentação de Gestão da Qualidade do Serviço de Comunicação Multimídia), or the Regulations, which identify network quality indicators and establish performance goals for multimedia communications service providers, including broadband internet service providers, with more than 50,000 subscribers. Such providers will be required to collect representative data using dedicated equipment installed at the site of each network connection and be subject to periodic measurements to ensure their compliance with such regulations, including:

•	individual upload and download speeds of at least 40% of contracted speeds per measurement for at least 95% of all measurements;

•	average upload and download speeds of at least 80% of contracted speeds for all measurements; and

•	individual round-trip latencies for fixed-line connections of up to 80 milliseconds per measurement for at least 95% of the measurements.

To increase transparency, customers must be provided with specialized software at no cost to measure their own network quality, although such customer-generated measurements will not be included in official calculations. In addition to ensuring network quality standards, service providers must hire specialized companies to measure customer service and customer satisfaction indicators, including complaint resolution, customer service personnel competence, customer perceptions relating to billing and quality of technical support staff. Service providers must comply with the above-mentioned quality standards beginning on the thirteenth month following implementation of such regulations. Failure to meet such standards will subject non-compliant service providers to sanctions.

In January 2018, ANATEL adopted a new model for measuring the quality of mobile broadband networks through the use of broadband modems, replacing the previous model that required data from volunteers and often led to statistically insignificant results. The new model, which we have adopted by collecting user data directly from smartphones using the Minha Oi application, allows us to better manage the quality of our network, allowing us to identify corrective actions and more efficiently direct investments in our network.

National Broadband Plan

On June 30, 2011, we entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Brazilian Ministry of Communication to formalize our voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal to make broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, we are required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Regions I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to our broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Regions I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. Pursuant to the Term of Commitment, we have offered the required services to all eligible retail and wholesale customers since the date of its execution and have gradually increased the capacities offered to wholesale customers since November 2011. We have been obligated to provide the maximum capacities established by the Term of Commitment to eligible wholesale customers since June 30, 2015. In addition, the Term of Commitment requires that we:

•

provide one public internet access point for the first 20,000 inhabitants and one additional access point for each subsequent 10,000 inhabitants, with a limit of six access points, at a speed of 2 Mbps, in each municipality that has only satellite service, free of charge and upon demand of such municipality;

•	adequately advertise the services contemplated by the Term of Commitment and present to the Brazilian Ministry of Communication semi-annual reports detailing our marketing efforts; and

•	make our best efforts to offer broadband services to retail customers at speeds of up to 5 Mbps, reaching the largest possible number of municipalities.

The Term of Commitment expired on December 31, 2016 and has not been renewed. Although we believe that we are in compliance with all of our network scope and service performance obligations set forth under the Term of Commitment, ANATEL has opened an administrative proceeding charging us with non-compliance. On September 4, 2018, we presented our defense to ANATEL. As of the date of this prospectus, these proceedings are ongoing, and we cannot predict when they will be concluded. Our failure to meet our obligations may result in the imposition of penalties established in ANATEL regulations.

Legal Framework for the Use of the Internet (Internet Bill of Rights)

In April 2014, then-President Dilma Rousseff approved the Legal Framework for the Use of the Internet (Marco Civil da Internet), or the Internet Framework, which establishes the principles, guarantees, rights and duties for the use of the Internet in Brazil. The bill sets forth a number of guidelines and rules to be observed by internet and application service providers, such as the protection of privacy, the protection of personal data, the preservation and guarantee of net neutrality, the liability for damages caused by content generated or published by third parties and the storage and disclosure of usage logs. Certain parts of the Internet Framework went into effect on June 23, 2014 and others will become effective on the adoption of implementing regulations.

Under the Internet Framework, a presidential decree will be enacted to regulate the law’s provisions, and enacting specific rules regarding network traffic management techniques. The Brazilian Internet Steering Committee (Comitê Gestor da Internet) and ANATEL will express their opinion on the decree after public hearings. Brazil’s Ministry of Justice has also launched a public debate on the main themes related to this law.

In November 2016, ANATEL released a questionnaire to evaluate the market demand for unlimited data plan offerings. Responses to this questionnaire were submitted by April 2017, and ANATEL is scheduled to study its results during the first semester of 2018.

Other Regulatory Matters

General Plan on Competition Targets

The General Plan on Competition Targets, which was approved by ANATEL and became effective in November 2012, contemplates the creation of one entity to manage information about telecommunications networks, act as an intermediary in contracts between telecommunications providers and supervise the offering of wholesale data traffic services. The General Plan on Competition Targets also addresses a variety of other matters relating to both fixed-line and mobile service providers, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

The General Plan on Competition Targets imposes stricter restrictions on providers that are deemed to have significant market power in a particular geographic area, ranging from a neighborhood within a municipality to the entire national territory. In order to determine whether a provider has significant market power, ANATEL established criteria that consider:

•	that provider’s market share in particular mobile interconnection markets and personal mobile services market;

•	the economies of scope and scale available to that provider;

•	that provider’s dominance over infrastructure that is not economically viable to duplicate; and

•	that provider’s concurrent operations in the wholesale and retail markets.

In December 2016, ANATEL launched a public consultation process to review proposed changes to the General Plan on Competition Targets, including establishing new criteria to determine significant market power and creating a new competition framework. Under this new framework, municipalities will be categorized according to degree of competition present: competitive, moderately competitive, potentially competitive and not competitive. ANATEL will then regulate companies based on the degree of competition present in each municipality. The public consultation period expired in March 2017, and ANATEL is in the process of reviewing the proposed amendments, which we expect will become effective by the end of 2018.

Infrastructure Sharing

Prior to the adoption of the General Plan on Competition Targets, ANATEL had established rules for partial unbundling of the local fixed-line networks of the public regime service providers, which we refer to as “line sharing,” and which (1) limited the rates service providers can charge for line sharing, and (2) addressed related matters such as co-location space requirements. Co-location means that a service provider requesting unbundling may place its switching equipment in or near the local exchange of the service provider whose network the requesting service provider wishes to use and may connect to the network at this local exchange.

The General Plan on Competition Targets requires public regime service providers that have significant market power, such as our company, to share their fixed-line network infrastructure with other providers, including their local fixed-line access networks. Providers that are deemed to have significant market power must offer (1) full unbundling of their copper wire or coaxial cable access networks, and (2) partial unbundling of their broadband networks to accommodate bitstreams of up to 10 Mbps. Providers with significant market power must also share their passive infrastructure, such as telecommunications towers, with other service providers at prices determined by bilateral negotiations between the providers.

Interconnection Regulations Applicable to Personal Mobile Services Providers

The General Plan on Competition Targets established regulations for the rates charged by mobile service providers to terminate calls on their mobile networks (the MTR (VU-M) rate). The General Plan on Competition Targets established a reference value for MTR (VU-M) rates of providers that are deemed to hold significant market power. In July 2014, ANATEL published the maximum MTR (VU-M) reference rates for entities with significant market power, such as our company, for 2016 through 2019, when MTR (VU-M) rates reflecting a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering the existing regulatory obligations, will apply. For more information about MTR (VU-M) rates, see “—Rates—Network Usage (Interconnection) Rates—Mobile Networks.” Beginning on February 24, 2016, each mobile service provider became entitled to collect the MTR (VU-M) interconnection tariffs on all calls for which its network was used to originate or terminate the call.

In February 2015, ANATEL revised the General Plan on Competition Targets regulation relating to the MTR (VU-M) interconnection tariff applicable to the relationship between companies with significant market power and companies without significant market power. Under the revised regulations, the dates and percentages applicable to the MTR (VU-M) partial bill-and-keep system were revised so that the MTR (VU-M) interconnection tariffs will be paid only when the traffic out of a network in a given direction is greater than:

•	75% of the total traffic exchanged until February 23, 2016;

•	65% of the total traffic exchanged until February 23, 2017;

•	55% of the total traffic exchanged until February 23, 2018; and

•	50% of the total traffic exchanged until February 23, 2019.

The full billing system is scheduled to come into effect on February 24, 2019.

Roaming

Under the General Plan on Competition Targets, a mobile services provider with significant market power, such as our company, must offer roaming services to other mobile services providers without significant market power at the maximum rate that the mobile services provider with significant market power is permitting ANATEL to offer such services to its retail customers.

In March 2017, ANATEL began a pilot program with the four principal mobile services providers, including our company, to share infrastructure costs to expand voice and data roaming services to 35 municipalities with fewer than 30,000 residents. As a result of this program, which is ongoing and is in the process of being expanded to include additional mobile service providers and additional municipalities with fewer than 30,000 residents, the providers began or resumed discussions about voice and data roaming tariffs and the timeline to implement the requirements of the program. As of the date of this prospectus, the providers have not reached a consensus regarding these matters.

Quality of Telecommunications Services Regulation

In December 2017, ANATEL submitted for public consultation the Quality of Telecommunications Services Regulation (Regulamento de Qualidade dos Serviços de Telecomunicações – RQUAL), a proposal to revise the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services required under the General Plan on Quality Goals are measured. Under the proposal, the quality indicators would be standardized and simplified for consumer use, with the goals of assisting consumers to make informed decisions about quality and improving competition for quality among telecommunications providers. The public consultation period ended in April 2018, and we expect that the Quality of Telecommunications Services Regulation will be approved by the end of 2018.

Regulatory Agenda 2017-2018

On January 6, 2017, ANATEL put in public consultation its proposed Regulatory Agenda for the 2017-2018. The proposal contains 56 topics of interest to the sector, which should have obtained final approval or a certain level of progress in 2017 and 2018. The listed items include: Revision of the Concession Agreement and General Plan of Universal Service Goals, review of the quality management model, review of spectrum management model, review the arrangements and scope of telecommunications services, review the regulation of the SeAC (Serviço de Acesso Condicionado) and review of regulatory reversible assets.

New Regulatory Framework

On November 23, 2015, the Brazilian Ministry of Communication opened public consultation on the new regulatory framework for telecommunications. The consultation was based on a series of questions under four basic topics: purpose of the public policy, universal policy, public regime versus the private regime and public concession. In April 2016, the Brazilian Ministry of Communication issued an ordinance addressing guidelines for the establishment of a new regulatory framework for telecommunications to be implemented by ANATEL. The guidelines provide for, among other things, the expansion of broadband services (including in rural regions), the elimination of the reversibility of assets, and an extension of the term of our concessions, which are currently scheduled to expire in 2025.

In December 2016, PLC 79 was introduced in the Brazilian Congress to substantially amend certain features of the General Telecommunications Law, based substantially on the guidelines outlined in the decree of the Brazilian Ministry of Communication. Among the proposed changes to the regulatory regime is a proposal to permit companies operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and to eliminate the reversibility of assets. As proposed, this modification of the regulatory scheme would permit concessionaires, by converting their concessions to authorizations, to eliminate a number of substantial obligations currently imposed by the concession regime in exchange for the assumption of obligations to make additional investments in their networks, primarily related to the expansion of broadband services or through the payment of fees to ANATEL. The value of the obligations currently imposed by the concession agreement and, therefore, the cost of the additional investments or fees to be paid to ANATEL in exchange for the elimination of such obligations, would be subject to discussion between the parties, with ANATEL having the ability to make the final valuation. In addition to the proposed changes to the regulatory framework for the public regime, the proposed legislation provides that (1) the initial terms of radio frequency authorizations and licenses would be increased from 15 years to 20 years, (2) these authorizations and licenses, which currently are only eligible for a single 15-year renewal, would be permitted to be renewed for successive 20-year terms, and (3) the concessions of telecommunications services under the public regime which are only eligible for a single 20-year renewal would be permitted to be renewed for successive 20 year terms.

PLC 79 has faced political gridlock in the Brazilian Congress and has not yet been passed, and we cannot predict whether this legislation will ultimately be adopted by the Brazilian Congress and executed by the President or whether the features of this modification of the regulatory scheme will be adopted as proposed. We continue to analyze the potential effects of this modification of the regulatory scheme on our business, capital expenditure obligations, results of operations, cash flows and financial position and whether we would seek to convert our concessions into authorizations should this feature of the proposed modifications be adopted, but are unable to predict with any certainty the effects of this modification on our company, if adopted. Should this modification be adopted, many provisions of the proposed legislation would only have effects on our business following a rule-making procedure by ANATEL to implement the modifications to the regulatory scheme. We cannot predict the form of these new regulations or the time required for ANATEL to propose or adopt these regulations.

In January 2017, ANATEL proposed revisions to the terms of the General Plan of Grants, in line with the provisions of PLC 79, which include the ability of companies operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of substantial obligations currently imposed by the concession regime, in exchange for the assumption of obligations to make additional investments in their networks, primarily related to the expansion of broadband services or through the payment of fees to ANATEL. The value of the obligations currently imposed by the concession agreement and, therefore, the cost of the additional investments or fees to be paid to ANATEL in exchange for the elimination of such obligations, would be subject to discussion between the parties, with ANATEL having the ability to make the final valuation. However, as a result of the Brazilian Congress’s failure to date to pass PLC 79, ANATEL has halted implementation of the General Plan of Grants.

Environmental and Other Regulatory Matters in Brazil

As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to the installation of cables along highways and railroads, over bridges, rivers and marshes and through farms, conservation units and environmental preservation areas, among other places. As of the date of this prospectus, we have been required to obtain environmental licenses for the installation of transmission towers and antennae in several municipalities with no expected impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future or that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

We must also comply with environmental legislation regarding the management of solid waste. According to resolutions adopted by the National Environmental Council (Conselho Nacional do Meio Ambiente), companies responsible for the treatment and final disposal of solid industrial waste, special waste and solid urban waste are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly and severally liable with the company responsible for waste treatment for any damage caused. Also, in all states where we operate, we have implemented management procedures promoting the recycling of batteries, transformers and fluorescent lamps.

In addition, we are subject to ANATEL regulations that impose limits on the levels and frequency of the electromagnetic fields originating from our telecommunications transmissions stations.

We believe that we are in compliance with ANATEL standards as well as with all applicable environmental legislation and regulations.

MANAGEMENT

Oi’s board of directors (conselho de administração) and Oi’s board of executive officers (diretoria) are responsible for operating our business.

Board of Directors

General

Oi’s board of directors is a decision-making body responsible for, among other things, determining policies and guidelines for our business and Oi’s wholly-owned subsidiaries and controlled companies. Oi’s board of directors also supervises Oi’s board of executive officers and monitors its implementation of the policies and guidelines that are established from time to time by the board of directors. Under the Brazilian Corporate Law, Oi’s board of directors is also responsible for hiring independent accountants.

Oi’s by-laws provide for a board of directors of up to 11 members with no alternate members. Members who are absent at meetings will be entitled to appoint a substitute among the present members to vote in their stead. Pursuant to Oi’s by-laws, at least 20% of the members of the Oi’s board of directors must be independent as defined in the listing regulations of the Novo Mercado segment of the B3 and must be expressly declared as independent in the shareholders’ meeting that elects them, being also considered as independent the members elected as per article 141, paragraphs 4 and 5 of the Brazilian Corporate Law. All of the members of the New Board are independent.

Directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. Generally, members of Oi’s board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. However, the members of the New Board may not be removed from office, except due to gross mistake, willful misconduct, gross negligence, abuse of term of office or violation of fiduciary duties in accordance with applicable law. Oi’s by-laws do not contain any citizenship or residency requirements for members of Oi’s board of directors. However, a member’s tenure is conditioned on the appointment of a representative who resides in Brazil, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a term of at least three years after the end of such member’s term of office.

Oi’s board of directors is presided over by the chairman of the board of directors and, in his or her absence, on an interim basis, by the vice-chairman of the board of directors and, in his or her absence, on an interim basis, by another member appointed by the chairman or, if no such member has been appointed, by another member appointed by the other members in attendance. Pursuant to Oi’s bylaws, the chairman and vice-chairman of Oi’s board of directors are elected by the members of the Oi’s board of directors during their first meeting following their election. Oi’s by-laws provide that the positions of chairman of Oi’s board of directors and Oi’s chief executive officer or principal executive may not be held by the same person.

Management Changes Under the RJ Proceedings and the RJ Plan

On July 14, 2016, the RJ Court granted ANATEL’s request that prior approval from ANATEL is required in order to, among other things, transfer Oi’s corporate control, including the replacement of Oi’s board of directors.

On November 8, 2016, ANATEL issued an order requiring that Oi notify ANATEL’s Superintendence of Competition of the dates of meetings of Oi’s board of directors so that ANATEL could send a representative to attend such meetings. On January 6, 2017, ANATEL issued a decision conditioning its approval of the entry of Société Mondiale into Oi’s then-controlling block on Oi’s continued compliance with this notification obligation, as well as the submission of any changes to Oi’s board of directors, for ANATEL’s prior approval.

On January 15, 2018, ANATEL approved the Transitional Board appointed pursuant to Section 9.2 of the RJ Plan and set forth in Exhibit 9.2 of the RJ Plan, in effect as from the date of approval of the RJ Plan on December 20, 2017, until the election of the New Board by a general shareholders’ meeting. Pursuant to the RJ Plan, Oi engaged a human resources consultant to assist with the selection of the New Board nominees. The New Board includes six former members of the Transitional Board: José Mauro Mettrau Carneiro da Cunha, chairman of the Transitional Board; Ricardo Reisen de Pinho, vice-chairman of the Transitional Board; Eleazar de Carvalho Filho; Marcos Bastos Rocha; Marcos Duarte Santos; and Marcos Grodetzky. On September 17, 2018, the general shareholders’ meeting of Oi ratified the election of the members of the New Board as indicated by Oi’s management. The effectiveness of the installation of the members of the New Board was conditioned on the prior approval of ANATEL, which ANATEL conditionally granted on September 13, 2018 and confirmed on September 18, 2018. On September 26, 2018, Oi announced to the market that the chairman of the New Board received a correspondence from Mr. Marcos Duarte Santos informing him that, for supervening personal and professional reasons, Mr. Santos will not take office as a member of the New Board. On October 4, 2018, Oi’s board of directors nominated Mr. Roger Solé Rafols to fill the vacant position in the New Board. The effectiveness of Mr. Solé’s installation is conditioned on ANATEL’s approval. For more information about Mr. Solé’s business experience, areas of expertise and principal outside business interests, see “Management—Board of Directors—Director Nominee.”

Current Members

The following table sets forth certain information with respect to the current members of the New Board. Mr. Eleazar de Carvalho Filho was elected chairman of Oi’s board of directors by the general meeting of shareholders that elected the New Board on September 17, 2018. On September 26, 2018, at the first meeting of the New Board, the members elected Mr. Marcos Grodetzky as the vice-chairman of the New Board.

Name	Position	Member Since	Age
Eleazar de Carvalho Filho	Chairman	January 2018	61
Marcos Grodetzky	Vice-Chairman	January 2018	61
Henrique José Fernandes Luz	Director	September 2018	63
José Mauro Mettrau Carneiro da Cunha	Director	February 2009	68
Marcos Bastos Rocha	Director	January 2018	53
Maria Helena dos Santos Fernandes de Santana	Director	September 2018	59
Paulino do Rego Barros Jr.	Director	September 2018	62
Ricardo Reisen de Pinho	Director	August 2016	57
Rodrigo Modesto de Abreu	Director	September 2018	49
Wallim Cruz de Vasconcellos Junior	Director	September 2018	60

We summarize below the business experience, areas of expertise and principal outside business interests of Oi’s current directors.

Directors

Eleazar de Carvalho Filho. Mr. Carvalho has served as the chairman of Oi’s board of directors since September 2018 and a member of Oi’s board of directors since January 2018. He currently works at Virtus BR Partners, where he is a founding partner. Mr. Carvalho also has served as a member of the board of directors at Brookfield Partners Renewables L.P., TechnipFMC and Companhia Brasileira de Distribuição (Grupo Pão de Açucar) / Cnova N.V.). He is also chairman of the board of trustees of the Brazilian Symphony Orchestra Foundation. Previously, Mr. Carvalho was CEO of Unibanco Banco de Investimento, BNDES and UBS Brasil. He was head of the corporate finance division of Banco Garantia in Rio de Janeiro, director and treasurer of Alcoa Alumĺnio and director of the international area of Crefisul (Citigroup). Mr. Carvalho has extensive experience as a director of large companies listed in Brazil and abroad. He was a member of the boards of directors of Tele Norte Leste Participações S.A, Petrobras, Companhia Vale do Rio Doce, Eletrobrás, Alpargatas, among others and also President of BHP Billiton Brasil. He holds a bachelor’s degree in economics from New York University and a master’s degree in international relations from Johns Hopkins University.

Marcos Grodetzky. Mr. Grodetzky has served as the vice-chairman of Oi’s board of directors since September 2018 and a member of Oi’s board of directors since January 2018 and previously served as an alternate member of Oi’s board of directors from September 2015 until January 2018. Currently, he is an independent member of the board of directors of Smiles S.A., Centro de Cultura Judaica and Eneva S.A., and the CFO of União Israelita Brasileira do Bem Estar Social – UNIBES, a philanthropic nonprofit organization, senior advisor to Banco UBS, and a founding member of Mediator Assessoria Empresarial Ltda. Until October 2013, Mr. Grodetzky served as CEO of DGB S.A., a logistics holding company of Grupo Abril S.A. and parent company of the following companies: Dinap – Dist. Nacional de Publicações, Magazine Express Comercial Imp e Exp de Revistas, Entrega Fácil Logĺstica Integrada, FC Comercial e Distribuidora, Treelog S.A. – Logĺstica e Distribuição, DGB Logĺstica e Distribuição Geográfica, and TEX Courier (Total Express). In addition, he served as finance and investor relations vice-president of Telemar/Oi, Aracruz Celulose/Fibria, and Cielo S.A from 2002 until 2010. He holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro and attended the Senior Management Program at INSEAD/FDC.

Henrique José Fernandes Luz. Mr. Fernandes Luz has served as a member of Oi’s board of directors since September 2018. He has been a member of the board of directors of the Maringá Group and the consulting board of Rational Engenharia since April 2018. He was a partner of PricewaterhouseCooper Auditores Independentes from 1988 to 2018, having previously worked various positions there since 1975. He holds a degree in Accounting Science from Universidade Candido Mendes in Rio de Janeiro and attended various educational programs at Harvard, University of Virginia, London Business School, University of Buenos Aires and Singularity University.

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has served as a member of Oi’s board of directors since February 2009, having served as its chairman until September 2018. From January 2013 until June 2013, Mr. Cunha served as Oi’s interim chief executive officer, during which time he resigned as chairman and member of Oi’s board of directors. He resumed his position as Oi’s chairman and a member of Oi’s board of directors in June 2013. Mr. Cunha has also served as chairman of the board of directors of Dommo Empreendimentos Imobiliários S.A. from 2007 until December 2016. He previously served as chairman of the board of directors of (1) TNL from April 1999 until March 2003 and from April 2007 until February 2012, where he also served as an alternate director in 2006; (2) Telemar from April 2007 until April 2012, where he served as a member of the board of directors from April 1999 until May 2012; (3) TNL PCS from April 2007 until April 2012; (4) Tele Norte Celular Participações S.A. from April 2008 until February 2012; and (5) Coari Participações S.A. from May 2007 until February 2012. In addition, Mr. Cunha was a director of TmarPart from April 2008 until September 2015. He has also served on the board of directors of Santo Antonio Energia S.A. since April 2008 and Pharol since May 2015. He was a member of the board of directors of Vale S.A. from April 2010 until April 2015. Mr. Cunha was an executive officer of Lupatech S.A. from April 2006 to April 2012, where he served as a member of the board of directors from April 2006 to April 2012. He has also held several executive positions at the BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and business consultant from November 2005 to February 2007. Mr. Cunha was a member of the board of directors of Log-In Logistica Intermodal S.A. from April 2007 to March 2011, Braskem S.A. from July 2007 to April 2010, Banco do Estado do Espírito Santo S.A. from April 2008 to April 2009, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2004. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from Instituto Alberto Luiz Coimbra de Pós-Graduação (COPPE) at the Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

Marcos Bastos Rocha. Mr. Rocha has served as a member of Oi’s board of directors since January 2018. He has been a member of the board of directors of BC2 Construtora since April 2016, a member of the board of directors of Brazil Fast Food Corporation since 2009, a senior partner at DealMaker since July 2015 and a non-executive senior advisor at Roland Berger Strategy Consultants since September 2015. Between 2010 and 2015, Mr. Rocha was the vice president of finance and administration at Invepar – Investimentos e Participações em Infraestrutura and a member of the boards of directors of the companies in its portfolio. He was a member of the fiscal council of Abril Educação from 2012 to 2015. Between 2008 and 2009, Mr. Rocha was the CFO, investor relations officer, CIO, shared services officer and human resources officer at Globex Utilidades. Previously, he held the following positions: general executive officer at Banco Investcred Unibanco S.A. – Pontocred from 2005 until 2008; CFO and investor relations officer at Sendas S.A. from 2003 until 2005; CFO at the following companies: Horizon Telecom International from 2001 until 2002, GVT – Global Village Telecom in 2001, Global Telecom S.A. from 2000 until 2001 and Brazil Fast Food Corp (Bob´s) from 1996 until 1998; administrative officer at Sony Music Entertainment, from 1998 until 1999; and controller at Cyanamid Química do Brasil from 1991 until 1996. Mr. Rocha holds bachelor’s degree in electronic engineering from the Military Institute of Engineering (IME), an MBA in finance from PUC-RJ and an Executive MBA in management from PDG/EXEC – SDE/IBMEC.

Maria Helena dos Santos Fernandes de Santana. Ms. Fernandes de Santana has served as a member of Oi’s board of directors since September 2018. She has been a member of the board of directors of the Spanish Stock Exchange since April 2016; a member of the audit committee of Ita Unibanco Holding S.A. since June 2014 and a trustee of the International Financial Reporting Standards Foundation since January 2014. She was a member of the board of directors of Companhia Brasileira de Distribuição, a retail company, between February 2013 and June 2017, Totvs S.A., an information technology company, between April 2013 and March 2017 and CPFL Energia S.A., an energy company, between April 2013 and April 2015. She previously worked at the Brazilian Securities and Exchange Commission, where she served as president, between July 2007 and July 2012, and director, between July 2006 and July 2007. She was chairwoman of the executive committee of the IOSCO - International Organization of Securities Commission between 2011 and 2012. She worked at the So Paulo Stock Exchange - BOVESPA between July 1994 and May 2006, where she was responsible for listed company oversight, attracting new companies and implementing the Novo Mercado. She holds a degree in Economics from the University of São Paulo.

Paulino do Rego Barros Jr. Mr. Barros has served as a member of Oi’s board of directors since September 2018. He has acted as CEO of Equifax, INC, from September 2017 to April 2018, having previously led the company’s business in the Asia-Pacific region from July to September 2017, the company’s US Information Solutions business from November 2015 to June 2017 and its international business unit, covering Latin America, Europe, Asia Pacific and Canada, from April 2010 to November 2015. Prior to joining Equifax, he founded and chaired PB&C - Global Investments (LLC), an international investment consulting firm from November 2008 through April 2010. From March 2007 until November 2008, he was the President of AT&T Global Operations. He held various executive positions at BellSouth Corporation from December 2000 to March 2007 before BellSouth was acquired by AT&T, including Corporate Product Director, President of BellSouth Latin America, Regional Vice-President of Latin America, and Director of Planning and Operations. From February 1996 to December 2000, he worked for Motorola, Inc., having served as Corporate Vice President and General Manager - Latin America Group and as Corporate Vice President and General Director of Market Operations - Americas. He also held various positions at The NutraSweet Company, as well as at the US and Latin American divisions of Monsanto Company. Between 2012 and 2015, he also served on the advisory boards of Cingular Wireless, Converged Services Group, Alianza – BellSouth Corporation Latino Association, NII Holdings and is currently a member of the recently created McKinsey & Company, Inc. – Crisis Response Advisory Board. He holds a degree in mechanical and electrical engineering from the School of Industrial Engineering and the Faculty of Engineering of São José dos Campos, in São Paulo, and holds a master’s degree in business administration from the Washington University in St. Louis.

Ricardo Reisen de Pinho. Mr. Reisen has served as a member of Oi’s board of directors since August 2016 having served as its vice-chairman until September 2018. He is also an independent member of the board of directors of Light S.A. and Brado Logística S.A., a member of the advisory board of Editora do Brasil S.A. and a member of Bradespar’s fiscal council, all with terms ending in April 2019. Previously, Mr. Reisen served as an independent member of the board of directors of BR Insurance S.A. from 2016 until 2018, Tupy S.A. and Itacaré Capital Investments Ltd. From 2009 until 2015, Saraiva S.A. Livreiros Editores from 2013 until 2015 and 2009 until 2012, Metalfrio Solutions S.A. from 2007 until 2011, and Banco Nossa Caixa S.A. from 2008 until 2009. He was also a member of the fiscal council of Embratel Participações S.A. from 2009 to 2010), chairman of the advisory board of LAB SSJ S.A. from 2009 until 2013, and a voluntary board member of AACD from 2006 until 2014. As a board member, he has participated in advisory committees in the areas of finance, audit, risk and compliance, people and strategy in the above-mentioned companies. He served as an executive in areas of corporate finance, corporate and investment banking and strategic planning in ABNAmro Bank Brasil, Banco Garantia and Banco Itaú between 1989 and 2001. From 2002 until 2014, Mr. Reisen was a senior researcher at Harvard Business School. He holds a bachelor’s degree in mechanical engineering and a master’s degree in production engineering/finance from Pontifícia Universidade Católica do Rio de Janeiro and a doctorate in business administration/strategy from Fundação Getúlio Vargas – EAESP. Mr. Reisen also holds a degree in business administration through the Advanced Management Program of the Wharton School of the University of Pennsylvania and the Program for Management Development of Harvard Business School. He has been a Certified Accredited Board Member by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC) since 2010 and earned a specialization in corporate governance from Harvard Business School.

Rodrigo Modesto de Abreu. Mr. Modesto de Abreu has served as a member of Oi’s board of directors since September 2018. He has been the Chief Executive Officer of Credit Intelligence Manager S.A., a credit management company, since June 2017. He was Managing Partner of Giau Consultoria Empresarial LTDA, a business management consulting company, from November 2016 to November 2017. He was a member of the board of directors of Vogel Soluções em Telecomunicações e Informática S.A., which operates fiber optic telecommunication services, from November 2016 to September, 2017. From March 2013 to May 2016, he was president director of both TIM Participações S.A. and TIM Celular S.A. From December 2008 to March 2013 he served as President of Cisco Systems of Brazil, an information technology company. He was also Managing Director of Cisco Systems for North Latin America and the Caribbean from May 2006 to December 2008, President of Nortel Networks of Brazil, a telecommunications equipment company, from June 2004 to April 2006, and Chief Executive Officer of Promon Tecnologia Ltda., a technology services company, from July 2000 to June 2004. Previously, Mr. Modesto de Abreu was a board member of TIM Participações S.A. from March 2013 to May 2016. He holds a degree in Electrical Engineering from the State University of Campinas and an MBA from Stanford Graduate School of Business.

Wallim Cruz de Vasconcellos Junior. Mr. Vasconcellos has served as a member of Oi’s board of directors since September 2018. He has approximately 30 years of experience in the financial sector, specifically in mergers and acquisitions, debt restructuring, private equity investments and public share issuances and has participated in various boards of directors in both Brazil and abroad. In 2004, he founded Iposeira Capital Ltda., an independent company specializing in corporate advisory in Brazil. He was a partner at Lakeshore Partners from March 2013 to December 2014 and a founding partner of the STK Capital from 2010 to 2013. From June 2003 to June 2008, he served as Senior Representative in Brazil of the Special Operations Area of the International Finance Corporation - IFC, where he worked on credit recovery and equity investments in Brazil and managed a portfolio of approximately US$300 million. From September 2002 to January 2003, he was Director of the BNDES Industry Segment, responsible for the bank’s projects with companies in the industry, commerce and services sectors, and from October 2001 to August 2002 he served as Superintendent of the BNDES Fixed Income Segment, where he oversaw the department’s restructuring. He served as director of BNDESPAR, a subsidiary of BNDES, from April 1998 to September 2001, where he was responsible for the areas of investments and divestitures, including corporate restructuring, asset portfolio management, development of structured operations in the domestic and international markets, structuring of private equity funds and governance. He is currently an independent member of the board of directors, audit committee, and nominating committee of Pilgrim’s Pride Corporation and has served as a member of the boards of directors of Cremer, Sendas, Aracruz Celulose (currently Fibria), Vale, Marlim Participações, Companhia Distribuidora de Gas do Rio de Janeiro - CEG and Santos Brasil Participações. He holds a degree in Economics and a post-graduate degree in Finance from the Pontifical Catholic University of Rio de Janeiro. He also holds a masters in Sports Management from the Cruyff Institute.

Director Nominee

On October 4, 2018, Oi’s board of directors nominated Mr. Roger Solé Rafols to fill a vacant position in the New Board. See “Summary—Judicial Reorganization—Implementation of Management Changes Required by the RJ Plan.” The effectiveness of Mr. Solé’s installation is conditioned on ANATEL’s approval.

We summarize below Mr. Solé’s business experience, areas of expertise and principal outside business interests.

Roger Solé Rafols. Mr. Solé has more than 20 years of experience in telecommunications, in the areas of marketing, product development, innovation, strategy and P&L management. He has been Vice-President of Marketing at Sprint Corporation since 2015. Prior to that time, he held the following positions: Vice-President of Marketing from 2009 to 2015, and Manager of Consumer Marketing from 2009 to 2011 at TIM Brasil; and Marketing Manager – Residential Segment from 2006 to 2008, and Manager of Value Adding Products and Services from 2001 to 2006 at Vivo. He also worked at DiamondCluster, known today as Oliver Wyman, from 1996 to 2001. Mr. Solé holds a bachelor’s degree in Business and a Masters in Business Administration from ESADE - Escuela Superior de Administración y Dirección de Empresas, Barcelona, and a Masters in Management of Audiovisual Companies from UPF – Universitat Pompeu Fabra, Instituto Desarrollo Continuo (IDEC), Barcelona. He also completed an exchange MBA program at UCLA – University of California, Los Angeles; an Advanced Management Program at IESE Business School, Universidad de Navarra, São Paulo-Barcelona; and a short executive education program in Finance and Strategy for Value Creation at The Wharton School at the University of Pennsylvania, Philadelphia.

Executive Officers

The board of executive officers is Oi’s executive management body. Oi’s executive officers are Oi’s legal representatives and are responsible for Oi’s internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by Oi’s board of directors.

Oi’s by-laws require that the board of executive officers consist of between three and six members, including a chief executive officer, a chief financial officer, investor relations officer and chief legal officer. Oi’s by-laws provide that Oi’s chief executive officer may not serve as chairman of Oi’s board of directors. Each officer is responsible for business areas that Oi’s board of directors assigns to them and, other than Oi’s chief executive officer and Oi’s chief financial officer, need not have formal titles (other than the title of executive officer or “Diretor”).

Generally, the members of Oi’s board of executive officers are elected by Oi’s board of directors for two-year terms and are eligible for reelection. Oi’s board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporate Law, executive officers must be residents of Brazil but need not be shareholders of Oi. Oi’s board of executive officers holds meetings when called by Oi’s chief executive officer or any two other members of Oi’s board of executive officers.

The RJ Plan, however, provides for a new framework of corporate governance rules that will apply with respect to Oi’s board of executive officers during the effectiveness of the RJ Plan, superseding the provisions of Oi’s by-laws. Pursuant to Section 9.1 of the RJ Plan, Eurico de Jesus Teles Neto, Carlos Augusto Machado Pereira de Almeida Brandão and José Claudio Moreira Gonçalves may not be removed from their positions as chief executive officer, chief financial officer/investor relations officer and chief operating officer, respectively, during the Transitional Period, which is defined as the period between (1) the date of approval of the RJ Plan, which occurred on December 20, 2017, and the earlier to occur of (2) (i) the conclusion of the Capitalization of Credits Capital Increase, (ii) twelve months from the date of the Judicial Ratification of the RJ Plan and (iii) February 28, 2019. The Transitional Period ended on July 27, 2018 upon the conclusion of the Capitalization of Credits Capital Increase. The New Board may now freely appoint a new board of executive officers, provided that Mr. Teles and Mr. Brandão must remain on the board of executive officers as chief executive officer and chief financial officer/investor relations officer, respectively, until the closing of the RJ Plan, which shall occur upon the verification of the compliance of all obligations set forth in the RJ Plan that expire within two years of the Judicial Ratification of the RJ Plan; provided that, if Mr. Teles and Mr. Brandão are removed from their positions as chief executive officer and chief financial officer/investor relations officer, respectively, prior to the closing of the RJ Plan, then they receive the compensation packages to which they are currently entitled.

The following table sets forth certain information with respect to the current members of Oi’s board of executive officers.

Name	Position	Date Elected/ Appointed	Age
Eurico de Jesus Teles Neto	Chief Executive Officer and Chief Legal Officer	November 2017	61
Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer and Investor Relations Officer	March 2018	44
José Claudio Moreira Gonçalves	Executive Officer without specific designation	March 2018	51
Bernardo Kos Winik	Executive Officer without specific designation	March 2018	50

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of Oi’s current executive officers.

Eurico de Jesus Teles Neto. Mr. Teles has served as Oi’s chief executive officer since November 2017 and as Oi’s chief legal officer since May 2016, having previously served as one of Oi’s executive officers from April 2012 until May 2016. He was a member of Oi’s board of directors from 2009 to 2011 and an alternate member of Oi’s board of directors until April 2012. He previously served as a member of the board of directors of Coari Participações S.A. from 2009 until February 2012 and has been a member of the board of directors of Telemar from 2009 until its termination in 2012. He was the legal officer of TNL from April 2007 through February 2012 and the legal manager of Telemar from April 2005 until April 2007. He previously served as manager of the securities division at Telecomunicações de Bahia S.A., where he went on to hold the position of legal consultant in 1990. Mr. Teles holds a bachelor’s degree in economic sciences and law from Universidade Católica de Salvador and holds a master’s degree in employment law from Universidade Estácio de Sá.

Carlos Augusto Machado Pereira de Almeida Brandão. Mr. Brandão has served as Oi’s chief financial officer and investor relations officer since March 2018. He served as Oi’s interim chief financial officer and interim investor relations officer since October 2017. Previously, he was an analyst at Energisa S.A., from 2000 to 2001, an analyst at Furnas S.A. from 2002 to 2003 and specialist in planning and control at Sendas S.A. from 2003 to 2004. He has held various positions within Oi and Telemar Norte Leste S.A. since 2004, including Market Specialist, Revenue Planning Coordinator, Business Valuation Manager, Senior Manager of New Business and M&A, Senior Manager of Planning and Budget, Director of Strategy and Fronts of Transformation and Director of International Operations. He holds a degree in management from UFJF (Federal University of Juiz de Fora) and a degree in statistics from UFJF as well as a master’s degree in finance from IBMEC.

José Claudio Moreira Gonçalves. Mr. Gonçalves has served as Oi’s chief operating officer since March 2018. He built his career in the telecommunications industry and has expertise in the operation, maintenance and technological development of Oi’s networks. Mr. Gonçalves previously served as Oi’s executive director of operations since June 2011. He joined Oi in March 2000, having served as operations manager, director of network deployment and director of engineering. Mr. Gonçalves holds a bachelor’s degree in mechanical production engineering from Pontifícia Universidade Católica (PUC-Rio), a master’s degree in business administration from Fundação Getúlio Vargas (FGV-RJ), an executive MBA from Fundação Dom Cabral (FDC) and a post-executive MBA from Kellogg School of Management.

Bernardo Kos Winik. Mr. Winik has served as Oi’s chief commercial officer since March 2018. He previously served as Oi’s director of retail since December 2014 and director of retail sales from September 2011 to December 2014. He has experience in the technology, consulting and telecommunications markets, having worked in companies such as Claro, BS Consulting, NCR and EDS do Brasil. Mr. Winik holds a bachelor’s degree in information technology form Universidade Mackenzie and a post-graduate degree in business from Escola de Administração de Empresas de São Paulo (EAESP/FGV).

Fiscal Council

The Brazilian Corporate Law requires Oi to establish a permanent or non-permanent fiscal council (conselho fiscal). Oi’s by-laws provide for a permanent fiscal council composed of between three and five members and their respective alternate members. The fiscal council is a separate corporate body independent of Oi’s board of directors, Oi’s board of executive officers and Oi’s independent accountants. The primary responsibility of the fiscal council is to review Oi’s management’s activities and Oi’s financial statements and to report their findings to Oi’s shareholders.

The members of Oi’s fiscal council are elected by Oi’s shareholders at the annual shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of Oi’s fiscal council expire at the annual shareholders’ meeting in 2019. Under the Brazilian Corporate Law, the fiscal council may not contain members who are members of Oi’s board of directors or Oi’s board of executive officers, spouses or relatives of any member of Oi’s board of directors or Oi’s board of executive officers, or our employees. To be eligible to serve on Oi’s fiscal council, a person must be a resident of Brazil and either be a university graduate or have been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to Oi’s fiscal council. Holders of Preferred Shares without voting rights and non-controlling common shareholders that together hold at least 10.0% of Oi’s voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The following table sets forth certain information with respect to the current members of Oi’s fiscal council and their alternates.

Name	Position	Member Since	Age
Pedro Wagner Pereira Coelho	Chairman	April 2016	70
Vacant	Alternate	N/A	N/A
Álvaro Bandeira	Member	April 2016	68
Wiliam da Cruz Leal	Alternate	April 2018	61
Daniela Maluf Pfeiffer	Member	April 2018	48
Elvira Baracuhy Cavalcanti Presta	Alternate	April 2018	50
Domenica Eisenstein Noronha (1)	Member	April 2018	41
Maurício Rocha Alves Carvalho (1)	Alternate	April 2018	56

(1)	Elected by Oi’s preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of Oi’s fiscal council and their alternates.

Fiscal Council Members

Pedro Wagner Pereira Coelho. Mr. Coelho has served as chairman of Oi’s fiscal council since April 2017 and member since April 2016. He has also served as chairman of the fiscal council of Magnesita Refratários S.A. since April 2008, as member of the fiscal council of Parnaiba Gas Natural S.A. since October 2015 and as member of the supervisory board of Estácio Participações S.A. since April 2012. Mr. Coelho was also a partner of Carpe Diem – Consultoria, Planejamento e Assessoria Empresarial Ltda. From 2011 until 2016. He worked as controller at Banco de Investimentos Garantia S/A., investment bank, from May 1982 until July 1997 and as an auditor at Pricewaterhouse Coopers Auditores Independentes from October 1978 to April 1981. Previously, he was chairman of the fiscal council of Lojas Americanas S.A., Tele Norte Leste Participações S.A., Telemar Participações S.A., TAM S.A. and Empresa Energética de Mato Grosso do Sul S.A. (Enersul). Mr. Coelho holds a bachelor’s degree in business administration from the Sociedade Universitária Augusto Motta – SUAM and in accounting from Sociedade Madeira de Ley – SOMLEY.

Álvaro Bandeira. Mr. Bandeira has served as a member of Oi’s fiscal council since April 2017 and as an alternate member of Oi’s fiscal council since April 2016. He has also served as chief economist of Brokerage Modalmais since 2015, the year he joined the institution. Mr. Bandeira also served as chief economist of Orama from 2011 to 2015 and held various positions at Ágora Corretora from April 2001 until December 2010. He was president of the Brazilian Futures Exchange, president of regional chapters of APIMEC for five administrations, Director of BVRJ and BM&F, as well as former full member of the Supervisory Board of Souza Cruz. Mr. Bandeira has spoken in several conferences related to the capital markets and personal finance and has developed lectures at universities and companies on related issues. He regularly contributes to publications regarding economics, and on financial education websites including Dinheirama and Infomoney. Mr. Bandeira holds a bachelor’s degree in economics from UFRJ and a graduate degree in administration from Coppe –RUFRJ.

Daniela Maluf Pfeiffer. Mrs. Pfeiffer has served as a member of Oi’s fiscal council since April 2018. She has worked as a senior analyst at DXA Investments, an investment firm, since January 2018. She was a partner at Canepa Asset Brasil, a funds management company, and was responsible for investors’ relations from January 2014 to October 2017. She previously worked as a partner at Nova Gestão de Recursos, an investment firm, from October 2011 to June 2013. Currently, Mrs. Pfeiffer is not a member of any management body of a publicly-held company. She was previously a member of the fiscal council of Banco Sofisa S.A. from April 2014 to April 2017; a member of the fiscal council of Viver Incorporadora e Construtora S.A. from April 2011 to April 2017; a member of the fiscal council of Banco Panamericano S.A. from September 2010 to April 2014; a member of the fiscal council of Santos Brasil S.A. from 2003 to 2005; a member of the Board of Directors of Brasil Telecom S.A. from 2003 to 2005; a member of the Board of Directors of Telemig Celular S.A. from 2003 to 2005; a member of the Board of Directors of Amazônia Celular S.A. from 2003 to 2005; a member of the Fiscal Council of Amazônia Celular S.A. from 1998 to 2002 and a member of the fiscal council of Telemig Celular S.A. from 1998 to 200. She is an IBGC-certified fiscal council member. Mrs. Pfeiffer holds a degree in administration by UFRJ from 1992 and is currently enrolled in an MBA program in corporate management at FGV, which she is expected to complete in March 2019.

Domenica Eisenstein Noronha. Ms. Noronha has served as a member of Oi’s fiscal council since April 2018. Mrs. Noronha has more than 19 years of experience in the financial industry. Since 2010, she has been a member of Tempo Capital Gestão de Recursos Ltda., an independent fund manager focused on the Brazilian equity market. Her responsibilities include economic and financial analysis of investments, investor relations, supervision of compliance and regulatory review. Previously, Mrs. Noronha worked for 11 years at Morgan Stanley in New York, where she was involved in M&A for Latin American companies, and São Paulo, where she was executive director responsible for equity and debt capital markets transactions. She served as a member of the fiscal council of the following publicly-held companies in Brazil: Fibria Celulose S.A., from February 2017 to April 2018; Usinas Siderúrgica de Minas Gerais S.A. – Usiminas, from April 2015 to April 2016 and from April 2017 to April 2018; and Embratel Participações S.A., from April 2012 to August 2014). Mr. Noronha holds a bachelor’s degree in business administration from Georgetown University, majoring in finance, international business and economics.

Alternate Fiscal Council Members

Piero Carbone. Mr. Carbone served as an alternate member of Oi’s fiscal council from April 2016 to September 2018. His position is currently vacant.

Wiliam da Cruz Leal. Mr. Leal has served as an alternate member of Oi’s fiscal council since April 2018. He has extensive experience in corporate governance, corporate sustainability, enterprise risk management, internal controls, technology and information security. Since 2011 he has been a managing partner at Cruz Leal Gestão Empresarial Ltda., a consulting firm specialized in motivation, leadership, technology, corporate governance and sustainability. He has been certified by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC) since 2009. Previously, Mr. Leal worked at Tele Norte Leste Participações S.A., from 2000 to 2009, having served as executive manager of corporate governance, internal controls manager, budget and special projects manager and systems audit manager. He also worked at Banco do Brasil S.A., from 1975 to 2000, having served as executive manager of changes and analyst information technology consultant. Mr. Leal holds a bachelor’s degree in mechanical engineering from Fundação de Ensino Superior de Itaúna, Minas Gerais.

Elvira Baracuhy Cavalcanti Presta. Mrs. Presta has served as an alternate member of Oi’s fiscal council since April 2018. She has held the following positions: executive director of planning and control at Neoenergia S.A., an electricity company, from October 2013 to August 2016; finance director at MRS Logística S.A., a rail transportation company, from July 2010 to September 2013; superintendent of controllership of Light S.A., an electricity company from August 2006 to June 2010; executive at ALL Logística S.A. (Brazil and Argentina), a rail transportation company, from 2002 to 2005; planning and budget manager at Americel (Claro), from 2001 to 2002; and finance administrative manager and trainee at Brahma (Ambev), from 1990 to 1999. Mrs. Presta served as statutory director of Neoenergia S.A., Companhia de Eletricidade da Bahia (Coelba), Companhia de Eletricidade de Pernambuco (Celpe) and Companhia de Eletricidade do Rio Grande do Norte (Cosern) from October 2013 to August 2016. She was also a member of the fiscal council of Norte Energia S.A. from April 2015 to April 2016. Mrs. Presta holds a bachelor’s degree in business administration and a master’s degree in corporate management form Universidade Federal de Pernambuco (UFPE) and a postgraduate degree in business management from Fundação Dom Cabral (FDC). She also completed executive education programs at IMD (Switzerland), ESADE (Spain), University of Chicago Graduate School of Business and Universidad Austral (Argentina). In 2017, she completed the board of directors training course from the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC).

Maurício Rocha Alves de Carvalho. Mr. Carvalho has served as an alternate member of Oi’s fiscal council since April 2018. Mr. Carvalho has more than 25 years of experience in the financial industry, developing business and investment strategies aimed at creating value and sustainability. He has consulted on M&A strategies and has experience in capital markets. He served as a member of the board of directors of lntersmart Distribuidora de Equipamentos de T.I. from 2009 to 2014 and president of its finance committee from 2011 to 2014. He also served as a member of the fiscal council of the following publicly-held companies in Brazil: Grendene S.A from 2012 – 2015; SLC Agrícola from 2013 – 2016; Mills S.A from 2011 – 2014; Sonae Sierra Brasil from 2012 – 2013; and Tupy from 2010 – 2012. Mr. Carvalho holds a bachelor’s degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the Wharton School – University of Pennsylvania.

Compensation

According to Oi’s by-laws, Oi’s shareholders are responsible for establishing the aggregate compensation we pay to the members of Oi’s board of directors, board of executive officers and fiscal council. Oi’s shareholders determine this compensation at Oi’s annual shareholders’ meeting. Once aggregate compensation is established, Oi’s board of directors is responsible for distributing such aggregate compensation individually to the members of Oi’s board of directors and Oi’s board of executive officers in compliance with Oi’s by-laws.

The aggregate compensation paid by us to all members of Oi’s board of directors, board of executive officers and fiscal council for services in all capacities in 2017 and 2016 was R$55.6 million and R$39.3 million, respectively. This amount includes pension, retirement or similar benefits for Oi’s officers and directors. At Oi’s 2018 annual shareholders’ meeting, Oi’s shareholders established the following compensation for the year 2018:

•	board of directors (including aggregate directors): an aggregate limit of approximately R$6.9 million;

•	board of executive officers: an aggregate limit of approximately R$74.6 million; and

•	fiscal council: the minimum amount established under Paragraph 3 of Article 162 of the Brazilian Corporate Law.

Oi compensates its alternate directors on a monthly basis, and compensation is not contingent upon attendance at the meetings of the board of directors. Oi compensates alternate members of its fiscal council for each meeting of the fiscal council that they attend.

Oi’s executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, Oi’s executive officers also receive an annual bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of Oi’s board of directors and fiscal council are not entitled to these benefits.

Members of Oi’s board of directors, board of executive officers and fiscal council are not parties to contracts providing for benefits upon the termination of employment other than, in the case of executive officers, the benefits described above.

Long-Term Incentive Program

On March 13, 2015, Oi’s board of directors approved a long-term incentive plan for certain of Oi’s executives. The purpose of the long-term incentive plan is to encourage integration, align the interests of management with that of shareholders and retain our strategic executives in the medium- and long-term. The long-term incentive plan program ran from 2015 until 2017. Compensation under the long-term incentive plan, calculated based on Oi’s share price, was paid in two annual installments in 2016 and 2017, with one remaining installment to be paid in 2018. In 2016 and 2017, we paid aggregate amounts of R$15.7 million and R$$13.6 million, respectively, pursuant to the long-term incentive plan.

People, Designation and Compensation Committee

The People, Appointments and Compensation Committee is an advisory committee to Oi’s board of directors. It meets ordinarily every six months but may hold additional meetings when called by any member of the People, Appointments and Compensation Committee or the chairman of Oi’s board of directors. According to its internal regulations, the People, Appointments and Compensation Committee is responsible for:

•	reviewing, recommending and monitoring strategies for developing and managing the talents and human capital of Oi and its subsidiaries;

•

preparing and periodically reviewing, in merely indicative terms, the selection criteria and summary of qualifications, knowledge and professional experience as a proper profile for performing functions as a member of an administrative body of Oi and its subsidiaries;

•

giving opinions on the profiles of candidates for member of Oi’s board of directors, board of executive officers and members of Oi’s advisory committees, in the processes of presenting candidates by the board of directors and designation or substitution by the board of directors, considering that the hiring of officers that report to the chief executive officer must be informed in advance to this Compensation Committee;

•	taking part in discussions regarding major changes to the organizational structure of Oi and its subsidiaries (first and second levels below the chief executive officer);

•

monitoring the succession program for the principal executives of Oi and its subsidiaries, recommending actions at the first management level and establishing directives for the succession program for other levels of Oi and its subsidiaries;

•	giving opinions on the appointment process to management of important subsidiaries;

•	analyzing, recommending and monitoring special programs, such as voluntary termination and early retirement, among others;

•	evaluating the strategy for developing and training third parties;

•

analyzing and recommending to the board of directors the policy for compensating members of bodies and employees of Oi and its subsidiaries, including fixed and variable remuneration, any type of incentive, benefits programs and stock options;

•	analyzing and recommending to the board of directors parameters for the bonus program for Oi and its subsidiaries;

•

analyzing and recommending to the board of directors compensation policies and practices for members of the board of directors itself, the advisory committees and the audit board, subject to the provisions of Art. 162, §3, of Law 6.404/76 and subsequent changes;

•

recommending defining goals for Oi and its subsidiaries and metrics and scale of variable annual compensation and for each term, especially, as a function of compliance with strategy, risk profile, plans and budget;

•	reviewing compliance of annual performance based on the defined goals;

•	reviewing and recommending a system of evaluation of performance, including its timing and methods;

•

preparing the annual evaluation of performance of the members of the board of directors and officers in relation to the goals approved by the board of directors, reviewing the evaluations of the high executives of Oi and its subsidiaries and submitting the evaluation to the board of directors;

•	recommending to the board of directors distribution of individual compensation by the members of the board of directors and officers; and

•	recommending strategy to the board of directors regarding pension plans of Oi and its subsidiaries, particularly regarding extraordinary contributions to complementary retirement funds.

The People, Appointments and Compensation Committee must be composed of three to five members, the majority of whom must be members of Oi’s board of directors. Executive officers and other employees of Oi cannot serve on the People, Appointments and Compensation Committee. The members of the People, Appointments and Compensation Committee are appointed by Oi’s board of directors. The following members of the of Oi’s board of directors are the current members of the People, Appointments and Compensation Committee (Ricardo Reisen de Pinho as chairman of the committee, and Eleazar de Carvalho Filho, Marcos Bastos Rocha, Marcos Grodetzky and José Mauro M. Carneiro da Cunha as members).

Share Ownership

As of September 28, 2018, the number of Common Shares and Preferred Shares held by the members of Oi’s board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, do not exceed 1% of either class of Oi’s outstanding shares.

PRINCIPAL SHAREHOLDERS

Oi has two outstanding classes of share capital: Common Shares and Preferred Shares with no par value. Generally, only Common Shares have voting rights. Preferred Shares have voting rights only in exceptional circumstances. Currently, Preferred Shares have full voting rights pursuant to Oi’s by-laws as a result of Oi’s failure to make mandatory dividend payments since 2014. For more information, see “Dividends and Dividend Policy—Payment of Dividends” and “Description of Share Capital—Voting Rights—Voting Rights of Preferred Shares.”

As of September 28, 2018, Oi had issued 2,340,060,505 total shares, consisting of 2,182,333,264 issued Common Shares and 157,727,241 issued Preferred Shares, including 32,030,595 Common Shares and 1,811,755 Preferred Shares held in treasury.

As of September 28, 2018, Oi had approximately 1,087,065 million shareholders, including 50 U.S. resident holders of Common Shares (including the ADS Depositary) and approximately 44 U.S. resident holders of Preferred Shares (including the depositary of the Preferred ADS program). As of September 28, 2018, there were 1,647,628,943 Common Shares (including Common Shares represented by ADSs) and 46,854,616 Preferred Shares (including Preferred Shares represented by ADSs) held by U.S. resident holders.

Principal Shareholders

The following table sets forth information concerning the ownership of Common Shares and Preferred Shares as of September 28, 2018, by each person whom we know to be the owner of more than 5% of the outstanding shares of any class of Oi’s share capital, and by all of Oi’s directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of any class of Oi’s share capital. Oi’s principal shareholders have the same voting rights with respect to each class of Oi’s shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	% of Shares Outstanding (1)	Number of Shares	% of Shares Outstanding (1)	Number of Shares	% of Shares Outstanding (1)
GoldenTree Funds (2)	212,866,825	9.29	404,105	0.20	213,270,930	8.53
Bratel S.à r.l. (3)	209,277,035	9.13	51,229,662	24.73	260,506,697	10.42
Solus Funds (4)	208,254,220	9.08	26,870,450	12.97	222,888,670	9.41
York Global Finance Fund LP (5)	185,420,740	8.09	—	—	173,057,975	7.42
Brookfield Funds (6)	130,972,445	5.71	—	—	123,396,285	5.24
Mare Finance Investment Holdings D.A.C.	—	—	12,708,500	6.14	12,708,500	0.51
All directors, fiscal council members, their alternates and executive officers as a group (18 persons)	3,194	*	25	*	3,219	*

(1)

Number of shares outstanding includes: (i) 2,150,302,669 Common Shares and 155,915,486 Preferred Shares outstanding as of September 28, 2018; (ii) 25,614,831 Common Shares and 51,229,662 Preferred Shares which Pharol has the option to acquire from PTIF in accordance with the PT Option Agreement; and (iii) 116,480,467 Common Shares that certain shareholders have the right to subscribe for upon the exercise of Warrants (in the form of ADWs) issued in connection with the Capitalization of Credits Capital Increase.

(2)

GoldenTree Asset Management LP, a Delaware limited partnership, serves as the investment manager or adviser to certain funds and/or accounts, or the GoldenTree Funds, with respect to the Common Shares held by the GoldenTree Funds. GoldenTree Asset Management LLC, a Delaware limited liability company, serves as the general partner to GoldenTree Asset Management LP, and Mr. Steven A. Tananbaum, a United States citizen, serves as the managing member to GoldenTree Asset Management LLC. This information is based on the Schedule 13D publicly filed by GoldenTree Asset Management LP, GoldenTree Asset Management LLC and Mr. Steven A. Tananbaum with the SEC in August 2018. Includes 13,226,665 Common Shares which the GoldenTree Funds have the option to subscribe for in the form of 2,645,333 ADSs in connection with the 2,645,333 ADWs they received in the Capitalization of Credits Capital Increase.

(3)

Bratel S.à r.l., a Luxembourg private limited liability company, is a wholly-owned subsidiary of Pharol. Represents 183,662,204 Common Shares held directly by Bratel S.à r.l. and 25,614,831 Common Shares and 51,229,662 Preferred Shares which Pharol has the option to acquire from PTIF. Percentages assume that all shares subject to Pharol’s call option are outstanding, although the shares subject to the call option held in treasury by Oi until the earlier of the exercise or expiration of the call option. See “—PT Option Agreement.”

(4)

Solus Alternative Asset Management LP, a Delaware limited partnership, serves as the investment manager to certain funds and/or accounts, or the Solus Funds, with respect to the Common Shares and the Preferred Shares held by the Solus Funds. Solus GP LLC, a Delaware limited liability company, serves as the general partner to Solus Alternative Asset Management LP, and Mr. Christopher Pucillo, a United States citizen, serves as the managing member to Solus GP LLC. This information is based on the Schedule 13D publicly filed by Solus Alternative Asset Management LP, Solus GP LLC and Mr. Christopher Pucillo with the SEC in August 2018. Includes 12,236,000 Common Shares which the Solus Funds have the option to subscribe for in the form of 2,447,200 ADSs in connection with the 2,447,200 ADWs they received in the Capitalization of Credits Capital Increase.

(5)

York Global Finance Fund LP, or York, is a limited partnership formed under the laws of the Cayman Islands with headquarters in the United Kingdom. Includes 12,362,765 Common Shares which York has the option to subscribe for in the form of 2,472,553 ADSs in connection with the 2,472,553ADWs they received in the Capitalization of Credits Capital Increase.

(6)

Collectively refers to the following funds managed by Brookfield Asset Management, Inc., or the Brookfield Funds: (i) PF Fund Limited Partnership, a limited partnership under the laws of the Province of Ontario, Canada; (ii) Brookfield Credit Opportunities Master Fund, L.P., a limited partnership formed under the laws of the Cayman Islands; (iii) Brookfield Credit Opportunities Co-Invest (B), L.P., a limited partnership formed under the laws of the Cayman Islands; and (iv) OC 538 Offshore Fund, L.P., a limited partnership formed under the laws of the Cayman Islands. This information is based on the Schedule 13D publicly filed by the Brookfield Funds in September 2018. Includes 7,576,160 Common Shares which the Brookfield Funds have the option to subscribe for in the form of 1,515,232 ADSs in connection with the 1,515,232 ADWs they received in the Capitalization of Credits Capital Increase.

*	less than 1%

Changes in Share Ownership

Corporate Ownership Simplification

In September 2015, TmarPart merged with and into Oi. Immediately prior to this merger:

•	AG Telecom Participações S.A. merged with and into PASA Participações S.A.;

•	LF Tel S.A. merged with and into EDSP75 Participações S.A.;

•	PASA Participações S.A. and EDSP75 Participações S.A. merged with and into Bratel Brasil S.A.;

•	Valverde Participações S.A. merged with and into TmarPart;

•	Venus RJ Participações S.A., Sayed RJ Participações S.A. and PTB2 S.A. merged with and into Bratel Brasil S.A.; and

•	Bratel Brasil S.A. merged with and into TmarPart.

As a result of these transactions, as of September 1, 2015, the ownership structure of Common Shares and Preferred Shares was as set forth in the chart below. The percentages in bold and italics represent the percentage of the then-outstanding Common Shares owned by each shareholder, and the percentages not in bold and italics represent the percentage of the then-total outstanding share capital owned by each shareholder.

Voluntary Share Exchange and Decrease of Caravelas Shareholding Interest

In October 2015, Oi completed a voluntary share exchange under which Oi had offered (1) the holders of Preferred Shares (including Preferred Shares represented by the Preferred ADSs), the opportunity to convert their Preferred Shares into Common Shares at a ratio of 0.9211 Common Shares for each Preferred Share, plus cash in lieu of any fractional share, and (2) the holders of the Preferred ADSs the opportunity to exchange their Preferred ADSs for Common ADSs at a ratio of 0.9211 Common ADSs for each Preferred ADS, plus cash in lieu of any fractional Common ADS. Holders of 314,250,655 of Preferred Shares were tendered for conversion or exchange of the related Preferred ADSs. Each of Pharol and Caravelas Fundo de Investimentos em Ações, or Caravelas, an investment vehicle managed through Banco BTG Pactual S.A., participated in the voluntary share exchange and surrendered all of its Preferred shares for conversion. As a result of the voluntary share exchange, 314,250,655 of Oi’s outstanding Preferred Shares were cancelled, and in exchange Oi issued 289,456,278 of its Common Shares. Since that time, the composition of Oi’s issued and outstanding capital stock has not changed.

In March 2016, Oi received a letter from BTG Pactual Asset Management S.A. DTVM, or BTG Pactual AM, informing it that Caravelas had decreased its shareholding interests in Oi from 50,219,535 Common Shares, or 9.67% of Oi’s outstanding common stock, to 21,625,834 Common Shares, or 4.16% of Oi’s outstanding common stock, as a result of the partial redemption and subsequent transfer of assets to the former quotaholder of Caravelas. Therefore, Caravelas no longer hold a material shareholding interest in Oi.

Transfer of Shares from Pharol to Bratel B.V.

In May 2016, Oi received a letter from Pharol informing it that Pharol had transferred its shareholding interests in Oi to its wholly-owned subsidiary Bratel B.V.

Decrease in Ontario Teachers’ Pension Plan Board Shareholding Interest

In June 2016, Oi received a letter from the Ontario Teachers’ Pension Plan Board, or OTPP, informing it that OTPP had decreased its shareholding interests in Oi to 32,332,099 Common Shares, which was equivalent to 6.22% of Oi’s outstanding common stock.

As a result of the conclusion of the Capitalization of Credits Capital Increase, OTTP no longer holds a material shareholding interest in Oi.

Decrease in Blackrock Shareholding Interest

In June 2016, Oi received a letter from BlackRock, Inc., or BlackRock, informing it that BlackRock had decreased its shareholding interests in Oi to 5,373,823 Preferred Shares, which was equivalent to 3.45% of Oi’s outstanding preferred stock. As a result, BlackRock no longer holds a material shareholding interest in Oi.

Changes in Morgan Stanley Shareholding Interest

In June 2016, Morgan Stanley and Morgan Stanley Uruguay Ltda. Jointly filed a Schedule 13G with the SEC disclosing that Morgan Stanley owned, directly or through Morgan Stanley Uruguay Ltda., an aggregate 50,503,269 Common Shares, which was equivalent to 9.72% of Oi’s outstanding common stock.

In January 2017, Morgan Stanley and Morgan Stanley Uruguay Ltda. Jointly filed an amendment to Schedule 13G with the SEC disclosing that Morgan Stanley, directly or through Morgan Stanley Uruguay Ltda., had decreased its aggregate interest in Oi to 25,053,686 Common Shares, which was equivalent to 4.82% of Oi’s outstanding common stock.

Also in January 2017, Morgan Stanley filed a Schedule 13G with the SEC disclosing that it owned 33,478,863 Common Shares, which was equivalent to 6.44% of Oi’s outstanding common stock.

In January 2018, Morgan Stanley filed an amendment to Schedule 13G with the SEC disclosing that it had decreased its interest in Oi to 11,532,313 Common Shares, which was equivalent to 2.22% of Oi’s outstanding common stock.

Also in January 2018, Morgan Stanley and Morgan Stanley Uruguay Ltda. Jointly filed a Schedule 13G with the SEC disclosing that Morgan Stanley owned, directly or through Morgan Stanley Uruguay Ltda., an aggregate 32,412,449 Common Shares, which was equivalent to 6.24% of Oi’s outstanding common stock.

In April 2018, Morgan Stanley and Morgan Stanley Uruguay Ltda. Jointly filed an amendment to Schedule 13G with the SEC disclosing that Morgan Stanley, directly or through Morgan Stanley Uruguay Ltda., had decreased its aggregate interest in Oi to 7,470,107 Common Shares, which was equivalent to 1.44% of Oi’s outstanding common stock. As a result, Morgan Stanley no longer holds, directly or indirectly, a material shareholding interest in Oi.

Changes in PointState Capital Shareholding Interest

In July 2016, PointState Capital LP, a Delaware limited partnership that serves as the investment manager to the PointState Funds with respect to the Common Shares held by the PointState Funds, and Mr. Zachary J. Schreiber jointly filed a Schedule 13D with the SEC disclosing that the PointState Funds held an aggregate 43,250,000 Common Shares, which was equivalent to 8.32% of Oi’s outstanding common stock. Mr. Schreiber, a United States citizen, serves as the managing member to PointState Capital GP LLC, a Delaware limited liability company that serves as the general partner to PointState Capital LP.

In April 2017, PointState Capital LP, among others, jointly filed an amendment to Schedule 13D with the SEC disclosing that the PointState Funds had decreased their aggregate interest in Oi to 36,797,846 Common Shares, which was equivalent to 7.08% of Oi’s outstanding common stock.

Also in April 2017, PointState Capital LP, among others, jointly filed an amendment to Schedule 13D with the SEC disclosing that the PointState Funds had decreased their aggregate interest in Oi to 29,393,846 Common Shares, which was equivalent to 5.66% of Oi’s outstanding common stock.

Also in April 2017, PointState Capital LP, among others, jointly filed an amendment to Schedule 13D with the SEC disclosing that the PointState Funds had reduced their aggregate interest in Oi to 25,624,831 Common Shares, which was equivalent to 4.93% of Oi’s outstanding common stock. As a result, PointState Capital LP no longer holds a material shareholding interest in Oi.

Changes in Marathon Shareholding Interest

In July 2016, Oi received a letter from Marathon Asset Management LP, a Delaware limited partnership, which serves as the investment manager to certain funds and/or accounts, or the Marathon Funds, informing it that the Marathon Funds had acquired 14,500,000 Preferred Shares, which was equivalent to 9.30% of Oi’s outstanding preferred stock.

As a result of the conclusion of the Capitalization of Credits Capital Increase, the Marathon Funds no longer hold a material shareholding interest in Oi.

Changes in Société Mondiale Shareholding Interest

In July 2016, Oi received a letter from Société Mondiale, a Brazilian investment fund managed by Bridge Administradora de Recursos Ltda. and whose ultimate beneficial owner is Mr. Nelson Tanure, a Brazilian citizen, informing it that Société Mondiale held 46,820,800 Common Shares, which was equivalent to 9.01% of Oi’s outstanding common stock, and 7,934,624 Preferred Shares, which was equivalent to 5.09% of Oi’s outstanding preferred stock.

Also in July 2016, Oi received a letter from Société Mondiale informing it that Société Mondiale had decreased its shareholding interests in Oi to 46,770,800 Common Shares, which was equivalent to 9.00% of Oi’s outstanding common stock, and 5,434,624 Preferred Shares, which was equivalent to 3.49% of Oi’s outstanding preferred stock.

In January 2018, Oi received a letter from Société Mondiale informing it that Société Mondiale had decreased its shareholding interests in Oi to 30,306,300 Common Shares, which was equivalent to 5.83% of Oi’s outstanding common stock.

As a result of the conclusion of the Capitalization of Credits Capital Increase, Société Mondiale no longer holds a material shareholding interest in Oi.

Changes in CQS Shareholding Interest

In September 2016, Oi received a letter from CQS Directional Opportunities Master Fund Limited, or CQS, informing it that CQS held 8,167,700 Preferred Shares, which was equivalent to 5.24% of Oi’s outstanding preferred stock.

Also in September 2016, Oi received a letter from CQS informing it that CQS had decreased its shareholding interests in Oi to 5,434,624 Preferred Shares, which was equivalent to 4.75% of Oi’s outstanding preferred stock. As a result, CQS no longer holds a material shareholding interest in Oi.

Changes in Bank of America Shareholding Interest

In September 2016, Oi received a letter from Bank of America Corporation, or Bank of America, informing it that Bank of America held 8,197,782 Preferred Shares, which was equivalent to 5.26% of Oi’s outstanding preferred stock.

In October 2016, Oi received a letter from Bank of America informing it that Bank of America had decreased its shareholding interests in Oi to 7,450,982 Preferred Shares, which was equivalent to 4.78% of Oi’s outstanding preferred stock.

In July 2017, Oi received a letter from Bank of America informing it that Bank of America had increased its shareholding interests in Oi to 8,260,257 Preferred Shares, which was equivalent to 5.30% of Oi’s outstanding preferred stock.

In October 2017, Oi received a letter from Bank of America informing it that Bank of America had decreased its shareholding interests in Oi to 7,284,029 Preferred Shares, which was equivalent to 4.67% of Oi’s outstanding preferred stock. As a result, Bank of America no longer holds a material shareholding interest in Oi.

Changes in Safra Shareholding Interest

In February 2017, Oi received a letter from J. Safra Serviços de Administração Fiduciaria Ltda., or Safra, a subsidiary of Banco Safra S.A., in its capacity as manager of the Safra Funds, informing it that the funds managed by Safra held an aggregate 18,019,200 Preferred Shares, which was equivalent to 11.56% of Oi’s outstanding preferred stock.

In March 2017, Oi received a letter from Safra, in its capacity as manager of the Safra Funds, informing it that the funds managed by Safra held an aggregate 25,416,800 Preferred Shares, which was equivalent to 16.30% of Oi’s outstanding preferred stock.

Also in March 2017, Oi received a letter from Safra, in its capacity as manager of the Safra Funds, informing it that the funds managed by Safra held an aggregate 23,585,000 Preferred Shares, which was equivalent to 15.13% of Oi’s outstanding preferred stock.

In July 2017, Oi received a letter from Safra, in its capacity as manager of the Safra Funds, informing it that the funds managed by Safra decreased their shareholding interests in Oi to an aggregate 15,576,000 Preferred Shares, which was equivalent to 9.99% of Oi’s outstanding preferred stock, and increased their shareholding interests in Oi to an aggregate 33,629,400 Common Shares, which was equivalent 6.47% of Oi’s outstanding common stock.

In August 2017, Oi received a letter from Safra, in its capacity as manager of the Safra Funds, informing it that the funds managed by Safra decreased their shareholding interests in Oi to an aggregate 7,788,700 Preferred Shares, which was equivalent to 5.00% of Oi’s outstanding preferred stock, and decreased their shareholding interests in Oi to an aggregate 33,273,000 Common Shares, which was equivalent 6.40% of Oi’s outstanding common stock.

As a result of the conclusion of the Capitalization of Credits Capital Increase, Safra no longer holds a material shareholding interest in Oi.

Changes in Goldman Sachs Shareholding Interest

In April 2017, Goldman Sachs & Co. LLC, or Goldman Sachs, a subsidiary of The Goldman Sachs Group, Inc., or the GS Group, jointly filed a Schedule 13G with the SEC disclosing that the GS Group owned, through its subsidiary Goldman Sachs, 16,490,470 Preferred Shares, which was equivalent to 10.58% of Oi’s outstanding preferred stock.

In February 2018, the GS Group and Goldman Sachs jointly filed an amendment to Schedule 13G with the SEC disclosing that the GS Group, through its subsidiary Goldman Sachs, had increased its interest in Oi to 19,006,517 Preferred Shares, which was equivalent to 12.19% of Oi’s outstanding preferred stock.

Also in February 2018, the GS Group and Goldman Sachs jointly filed an amendment to Schedule 13G with the SEC disclosing that GS Group owned, through its subsidiary Goldman Sachs, 36,417,260 Common Shares, which was equivalent to 7.01% of Oi’s outstanding common stock.

In June 2018, 2018, Oi received a letter from GS Group and Goldman Sachs informing it that GS Group held an aggregate 36,064,923 Common Shares which was equivalent to 5.4% of Oi’s outstanding common stock.

In July 2018, Oi received a letter from GS Group and Goldman Sachs informing it that GS Group held an aggregate 30,581,120 Common Shares, which was equivalent to 4.58% of Oi’s outstanding common stock.

As a result of the conclusion of the Capitalization of Credits Capital Increase, GS Group no longer holds a material shareholding interest in Oi.

Transfer of Shares from Bratel B.V. to Bratel S.à r.l.

In September 2017, Oi received letters from Bratel B.V. informing it that Bratel B.V. had transferred its shareholding interests in Oi to its wholly-owned subsidiary Bratel S.à r.l.

Changes in JGP Shareholding Interest

In February 2018, Oi received a letter from JGP Gestão de Recursos Ltda. and its affiliate JGP Gestão Patrimonial Ltda., or collectively JGP, informing it that JGP held an aggregate 34,502,800 Common Shares, which was equivalent to 6.64% of Oi’s outstanding common stock.

Also in February 2018, Oi received a letter from JGP informing it that JGP held an aggregate 31,231,200 Common Shares, which was equivalent to 6.01% of Oi’s outstanding common stock.

Also in February 2018, Oi received a letter from JGP informing it that JGP held an aggregate 34,640,300 Common Shares, which was equivalent to 6.67% of Oi’s outstanding common stock.

Also in February 2018, Oi received a letter from JGP informing it that JGP held an aggregate 32,918,900 Common Shares, which was equivalent to 6.33% of Oi’s outstanding common stock.

Also in February 2018, Oi received a letter from JGP informing it that JGP held an aggregate 35,263,200 Common Shares, which was equivalent to 6.78% of Oi’s outstanding common stock.

In March 2018, Oi received a letter from JGP informing it that JGP held an aggregate 32,683,762 Common Shares, which was equivalent to 6.29% of Oi’s outstanding common stock.

Also in March 2018, Oi received a letter from JGP informing it that JGP held an aggregate 28,990,362 Common Shares, which was equivalent to 5.58% of Oi’s outstanding common stock.

In April 2018, Oi received a letter from JGP informing it that JGP held an aggregate 39,027,862 Common Shares, which was equivalent to 7.51% of Oi’s outstanding common stock.

In June 2018, Oi received a letter from JGP informing it that JGP held an aggregate 26,243,562 Common Shares, which was equivalent to 3.93% of Oi’s outstanding common stock. As a result, JGP no longer holds a material shareholding interest in Oi.

Changes in Solus Shareholding Interest

In February 2018, Solus Alternative Asset Management LP, a Delaware limited partnership that serves as the investment manager to the Solus Funds with respect to the Preferred Shares held by the Solus Funds, Solus GP LLC, a Delaware limited liability company that serves as the general partner to Solus Alternative Asset Management LP, and Mr. Christopher Pucillo, a United States citizen, who serves as the managing member to Solus GP LLC, jointly filed a Schedule 13G with the SEC disclosing the Solus Funds’ ownership of 15,109,224 Preferred Shares as of December 31, 2017, which was equivalent to 9.69% of Oi’s outstanding preferred stock.

In August 2018, Solus Alternative Asset Management LP, Solus Alternative Asset Management LP and Mr. Christopher Pucillo jointly filed a Schedule 13D with the SEC disclosing the Solus Funds’ ownership of 171,284,560 Common Shares (in the form of 34,256,912 Common ADSs), which was equivalent to 7.97% of Oi’s outstanding common stock, and 14,145,359 Preferred Shares (in the form of 14,145,359 Preferred ADSs), which was equivalent to 9.07% of Oi’s outstanding preferred stock, in each case as of July 31, 2018. Of these, the Solus Funds acquired 171,284,560 Common Shares (in the form of 34,256,912 Common ADSs) through their participation in the Capitalization of Credits Capital Increase. In addition, the Solus Funds received 2,447,200 ADWs in the Capitalization of Credits Capital Increase, which they can exercise to acquire 12,236,000 Common Shares ADSs (in the form of 2,447,200 ADSs).

As of September 28, 2018, according to Oi’s shareholder records, the Solus Funds own 196,018,220 Common Shares, or 9.12% of Oi’s outstanding common stock, and 26,870,450 Preferred Shares, or 17.23% of Oi’s outstanding preferred stock.

Decrease in BNDESPar Shareholding Interest

As a result of the conclusion of the Capitalization of Credits Capital Increase, BNDESPar no longer holds a material shareholding interest in Oi.

Increase in York Shareholding Interest

In July 2018, Oi received a letter from York a limited partnership formed under the laws of the Cayman Islands with headquarters in the United Kingdom, informing it that as a result of the conclusion of the Capitalization of Credits Capital Increase, York had acquired 173,057,975 Common Shares, which was equivalent to 8.04% of Oi’s outstanding common stock. In addition, York received 2,472,553 ADWs in the Capitalization of Credits Capital Increase, which it can exercise to acquire 12,362,765 Common Shares ADSs (in the form of 2,472,553 ADSs).

Changes in GoldenTree Shareholding Interest

In August 2018, GoldenTree Asset Management LP, a Delaware limited partnership that serves as the investment manager or adviser to the GoldenTree Funds with respect to the Common Shares held by the GoldenTree Funds, GoldenTree Asset Management LLC, a Delaware limited liability company that serves as the general partner to GoldenTree Asset Management LP, and Mr. Steven A. Tananbaum, a United States citizen, who serves as the managing member to GoldenTree Asset Management LLC, jointly filed a Schedule 13D with the SEC disclosing the GoldenTree Funds’ ownership of 201,823,190 Common Shares as of July 27, 2018, which was equivalent to 9.39% of Oi’s outstanding common stock. Of these, the GoldenTree Funds acquired 187,339,290 Common Shares (in the form of 37,467,858 Common ADSs) through their participation in the Capitalization of Credits Capital Increase. In addition, the GoldenTree Funds received 2,645,333 ADWs in the Capitalization of Credits Capital Increase, which they can exercise to acquire 13,226,665 Common Shares ADSs (in the form of 2,645,333 ADSs).

As of September 28, 2018, according to Oi’s shareholder records, the GoldenTree Funds own 199,640,160 Common Shares, or 9.28% of Oi’s outstanding common stock, and 404,105 Preferred Shares, or 0.26% of Oi’s outstanding preferred stock.

Increase in Brookfield Shareholding Interest

In September 2018, PF Fund Limited Partnership, a limited partnership under the laws of the Province of Ontario, Canada; Brookfield Credit Opportunities Master Fund, L.P., a limited partnership formed under the laws of the Cayman Islands; Brookfield Credit Opportunities Co-Invest (B), L.P., a limited partnership formed under the laws of the Cayman Islands; and OC 538 Offshore Fund, L.P., a limited partnership formed under the laws of the Cayman Islands, which are funds managed by Brookfield Asset Management, Inc., jointly filed a Schedule 13D with the SEC disclosing the Brookfield Funds’ ownership of 123,396,285 Common Shares as of August 16, 2018, which was equivalent to 5.74% of Oi’s outstanding common stock, all of which were held in the form of 24,679,257 ADSs. Of these, certain of the Brookfield Funds acquired 106,054,035 Common Shares (in the form of 21,210,807 Common ADSs) through their participation in the Capitalization of Credits Capital Increase and 17,342,250 Common Shares (in the form of 3,468,450 Common ADSs) through open market purchases. In addition, the Brookfield Funds received 1,515,232 ADWs in the Capitalization of Credits Capital Increase, which they can exercise to acquire 7,576,160 Common Shares ADSs (in the form of 1,515,232 ADSs).

Capitalization of Credits Capital Increase

Under the RJ Plan, Qualified Holders of the Defaulted Bonds were entitled to elect to receive the Qualified Recovery with respect to their beneficial interests in the Defaulted Bonds. The Qualified Recovery included, among other things, (1) 302,846,268 new Common ADSs (representing 1,514,231,340 newly issued Common Shares), (2) 23,250,281 Common ADSs previously held by PTIF (representing 116,251,405 Common Shares), and (3) 23,295,054 ADWs representing the right to subscribe for 23,295,054 newly issued Common ADSs (representing 116,475,270 Common Shares). The settlement of the Qualified Recovery took place on July 27, 2018.

Under Brazilian law, prior to issuing the Common Shares underlying the newly issued Common ADSs or the Warrants underlying the newly issued ADWs to holders of Defaulted Bonds, Oi was required to conduct a preemptive offer of those Common Shares and Warrants to all holders of its Common Share and Preferred Shares. Holders of Common ADSs and Preferred ADSs were not entitled to participate in that preemptive offer. Holders of preemptive rights were entitled to subscribe to Common Shares and the associated Warrants during a subscription period commencing on June 15, 2018 and ending on July 16, 2018 at a subscription price of R$7.00 per Common Share. Holders of Common Shares and Preferred Shares subscribed for 68,263 Common Shares and 5,197 Warrants in the preemptive offer. The cash proceeds of the preemptive offer were required to be made available to holders of Defaulted Bonds in lieu of the subscribed Common Shares and Warrants.

For more information about the Qualified Recovery, see “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan—Qualified Recovery.”

As a result of the conclusion of the Capitalization of Credits Capital Increase, the ownership interest of our then-existing shareholders who did not participate in the preemptive offer was diluted. For more information about the owners of more than 5% of the outstanding shares of any class of Oi’s share capital as of September 28, 2018, see “—Principal Shareholders.”

PT Option Agreement

In May 2014, Oi completed a capital increase in which it issued, among other things 104,580,393 Common Shares and 172,025,273 of Preferred Shares to Pharol in exchange for the contribution by Pharol to Oi of all of the outstanding shares of PT Portugal. However, prior to this capital increase, Pharol’s then wholly-owned subsidiaries PTIF and PT Portugal subscribed to an aggregate of €897 million principal amount of commercial paper of Rio Forte that matured in July 2014. As a result of our acquisition of PT Portugal as part of the Oi capital increase, we became the creditor under this commercial paper.

On July 15 and 17, 2014, Rio Forte defaulted on the commercial paper held by PTIF and PT Portugal. On September 8, 2014, we, TmarPart, Pharol and our subsidiaries PT Portugal and PTIF, entered into the PT Exchange Agreement and a stock option agreement, or the PT Option Agreement. On the same date, we, Pharol and TmarPart executed a terms of commitment agreement, or the Terms of Commitment Agreement. For more information regarding the Terms of Commitment Agreement, see “—Terms of Commitment Agreement.”

On March 24, 2015, PT Portugal assigned its rights and obligations under the PT Exchange Agreement and the PT Option Agreement to PTIF. On March 27, 2015, PT Portugal assigned the Rio Forte commercial paper that it owned to PTIF. Under the PT Exchange Agreement, on March 30, 2015, we transferred the defaulted Rio Forte commercial paper to Pharol and Pharol delivered to us an aggregate of 47,434,872 Common Shares and 94,869,744 Preferred Shares, representing 16.9% of Oi’s outstanding share capital, including 17.1% of Oi’s outstanding voting capital prior to giving effect to the PT Exchange. Under Brazilian law, these shares are deemed to be held in treasury.

Under the PT Option Agreement, PTIF granted to Pharol an option, or the PT Option, to acquire 47,434,872 Common Shares and 94,869,744 Preferred Shares. Pharol is entitled to exercise the PT Option in whole or in part, at any time prior to March 31, 2021. The number of shares subject to the PT Option is reduced on each March 31 such that:

•	100% was available until March 31, 2016;

•	90% was available between March 31, 2016 and March 31, 2017;

•	72% was available between March 31, 2017 and March 31, 2018;

•	54% will be available between March 31, 2018 and March 31, 2019;

•	36% will be available between March 31, 2019 and March 31, 2020; and

•	18% will be available between March 31, 2020 and March 31, 2021,

in each case, less the number of shares with respect to the PT Option has been previously exercised. As of September 28, 2018, Pharol had not exercised the PT Option with respect to any of Oi’s shares and, as a result, the option over 21,820,041 Common Shares and 43,640,082 of Preferred Shares has lapsed. The exercise prices under the PT Option are R$20.104 per Common Share and R$18.529 per Preferred Share, in each case as adjusted by the CDI rate plus 1.5% per annum, calculated pro rata temporis, from March 31, 2015 to the date of the effective payment of the exercise price.

Oi is not required to maintain the shares subject to the PT Option in treasury. In the event that, at the time of exercise of the PT Option, PTIF and/or any of Oi’s other subsidiaries do not hold, in treasury, the number of shares with respect to which Pharol exercises the PT Option, the PT Option may be financially settled through payment by PTIF of the amount corresponding to the difference between the market price of the shares and the exercise price corresponding to these shares.

We may terminate the PT Option if (1) the by-laws of Pharol are amended to remove or amend the provision of those by-laws that limits the voting right to 10% of all votes corresponding to the capital stock of Pharol, except if this removal or amendment is required by law or by order of a competent governmental authority; (2) Pharol directly or indirectly engages in activities that compete with the activities Oi or Oi’s subsidiaries in the countries in which we or they operate; or (3) Pharol violates certain obligations under the PT Option Agreement.

Prior to the earlier of the expiration or full exercise of the PT Option, Pharol may not purchase shares of Oi, directly or indirectly, in any manner other than by exercising the PT Option. If the PT Option is exercised, Pharol will undertake its best efforts to integrate the shareholder bases of Pharol and Oi in the shortest time possible.

Pharol may not directly or indirectly transfer or assign the PT Option, in whole or in part, nor grant any rights under the PT Option, including any security interest in the PT Option or the shares underlying the PT Option, without the consent of Oi. If Pharol issues, directly or indirectly, any derivative instrument that is backed by or references Oi’s shares, it shall immediately use all proceeds derived directly or indirectly from such derivative instrument to acquire shares pursuant to the exercise of the PT Option.

On March 31, 2015, we, Pharol and PTIF entered into an amendment to the PT Option Agreement. Under this amendment, (1) Pharol will be permitted to assign the PT Option to a third party provided that such assignment involves at least one-quarter of Oi’s shares subject to the PT Option, and (2) Pharol has granted Oi a right of first refusal exercisable prior to any such assignment. This amendment does not affect the agreement of Pharol not to grant any rights under the PT Option, including any security interest in the PT Option or the shares underlying the PT Option, without the consent of Oi, or the requirement that Pharol use all proceeds derived directly or indirectly from the issuance of any derivative instrument that is backed by or references Oi’s shares to acquire shares pursuant to the exercise of the PT Option.

The effectiveness of the amendment to the PT Option Agreement was subject to (1) the authorization of the amended terms by the CVM, and (2) the approval of the amendment to the PT Option Agreement by a general meeting of Oi’s shareholders at which holders of the Common Shares and Preferred Shares will be entitled to vote. However, in December 2015, the CVM collegiate declined to authorize the amended terms, as a result of which this amendment has no effect.

Terms of Commitment Agreement

On March 31, 2015, we and Pharol entered into an amendment to the Terms of Commitment Agreement. The Terms of Commitment Agreement, as amended, will remain in effect until the integration of the shareholder bases of Oi and Pharol pursuant to a legally permissible structure, which we refer to as the Integration Transaction, has been fully completed, including in respect of any shares of Oi that may be acquired by Pharol during the term of the PT Option.

Under the Terms of Commitment Agreement, we and Pharol each agreed:

•

to use our respective best efforts and to take all reasonable measures to also implement the listing of Oi’s shares (or securities backed by Oi’s shares or Oi’s successor in case of a corporate reorganization) on the regulated market of Euronext Lisbon concurrently with the migration of Oi to the Novo Mercado segment of the B3, which we refer to as the migration, provided that in the event that it is not possible for any reason beyond the control of the parties for these listings to occur prior to or concurrently with the approval of the migration, they will use their best efforts and to take all reasonable measures to implement these listings as soon as possible following the migration.

•

to perform all acts, provide any required information, prepare all necessary documentation and to present and duly file all necessary filings before all appropriate governmental bodies and authorities so as to implement the listing on the regulated market of Euronext Lisbon and Integration Transaction as soon as possible.

•

to undertake to perform all necessary acts to implement the Integration Transaction relating to all shares of Oi held by Pharol as of March 31, 2015 or that Pharol shall come to hold for so long as the Terms of Commitment Agreement is in force, including, but not limited to:

➣

preparing and filing any prospectuses, including for admission to trading, registration statements or other documents with the CVM, the CMVM, Euronext Lisbon and the SEC by Pharol and/or Oi (or Oi’s successor in case of a corporate reorganization), as the case may be, including the preparation of audited and unaudited financial statements required by the rules of such government authorities, and

➣

engaging independent auditors, independent financial institutions or other experts to prepare financial statements, valuation reports and/or other necessary reports or documents and to use best efforts to cause such experts to consent to the inclusion their reports or other documents in the prospectuses, registration statements or other documents to be filed with CVM, CMVM, Euronext Lisbon and the SEC.

In addition, under the Terms of Commitment Agreement we agreed to attend any general meetings of the shareholders of Pharol convened for the purposes of deliberating on the acts and authorizations required for the Integration Transaction, whether through a reduction of the share capital of Pharol, pursuant to the alternative structure under analysis described in the Information Statement issued by Pharol, dated August 13, 2014, or through another legally permissible alternative structure, and to vote in favor of the approval of these acts and authorizations, to the extent our legitimate interests are preserved.

The obligations assumed by Oi and Pharol described above apply equally in the event the Integration Transaction continues in respect of any of Oi’s shares that Pharol may receive upon exercise of the PT Option.

RELATED PARTY TRANSACTIONS

The following summarizes the material transactions that we have engaged in with Oi’s principal shareholders and their affiliates since January 1, 2015.

Under the Brazilian Corporate Law, Oi’s directors and Oi’s executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties.

PT Exchange and Related Agreements

On March 30, 2015, under the PT Exchange Agreement, we transferred the defaulted Rio Forte commercial paper to Pharol and Pharol delivered to us an aggregate of 47,434,872 Common Shares and 94,869,744 Preferred Shares, representing 16.9% of Oi’s outstanding share capital, including 17.1% of Oi’s outstanding voting capital prior to giving effect to the PT Exchange.

Under the PT Option Agreement, PTIF has granted to Pharol an option to acquire 47,434,872 Common Shares and 94,869,744 Preferred Shares at exercise prices of R$20.104 per Common Shares and R$18.529 per Preferred Share, in each case as adjusted by the CDI rate plus 1.5% per annum, calculated pro rata temporis, from March 31, 2015 to the date of the effective payment of the exercise price. For more information regarding the PT Option Agreement, see “Principal Shareholders—PT Option Agreement.”

Under the Terms of Commitment Agreement, we have made numerous commitments relating to the listing of our shares on the regulated market of Euronext Lisbon and the implementation of the Integration Transaction. For more information regarding the Terms of Commitment Agreement, see “Principal Shareholders—Terms of Commitment Agreement.”

Corporate Ownership Simplification

On September 1, 2015, TmarPart merged with and into Oi. In the merger of TmarPart with and into Oi, the net assets of TmarPart, in the amount of R$122.4 million were merged into the shareholders’ equity of Oi and as a result of the merger, TmarPart ceased to exist. The merger of TmarPart with and into Oi also resulted in the transfer to the shareholders’ equity of Oi of goodwill derived from the acquisition of equity interest recorded by Bratel Brasil S.A., AG Telecom Participações S.A. Participações S.A., LF Tel S.A., and TmarPart, in accordance with applicable Brazilian law. In the merger of TmarPart with and into Oi, shareholders of TmarPart received the same number of shares of Oi as were held by TmarPart immediately prior to the merger of TmarPart with and into Oi in proportion to their holdings in TmarPart. No withdrawal rights for the holders of shares of Oi were available in connection with the merger of TmarPart with and into Oi.

Voluntary Share Exchange

On October 8, 2015, Oi completed a voluntary share exchange under which Oi had offered (1) the holders of Preferred Shares (including Preferred Shares represented by the Preferred ADSs), the opportunity to convert their Preferred Shares into Common Shares at a ratio of 0.9211 Common Shares for each Preferred Share, plus cash in lieu of any fractional share, and (2) the holders of the Preferred ADSs the opportunity to exchange their Preferred ADSs for Common ADSs at a ratio of 0.9211 Common ADSs for each Preferred ADS, plus cash in lieu of any fractional Common ADS. Holders of 314,250,655 of Preferred Shares were tendered for conversion or exchange of the related Preferred ADSs. As a result of the voluntary share exchange, 314,250,655 of Oi’s outstanding Preferred Shares were cancelled, and in exchange Oi issued 289,456,278 of its Common Shares. Pharol and Caravelas participated in the voluntary share exchange: Pharol surrendered 77,155,529 Preferred Shares for conversion and received 71,067,957 Common Shares, and Caravelas surrendered 35,917,151 Preferred Shares for conversion and received 33,083,287 Common Shares.

Transactions with Contax

On November 30, 2004, Telemar and TNL PCS entered into a call center services agreement with Contax S.A., or Contax, a call center business owned principally by some of the controlling shareholders of TmarPart, under which Contax rendered call center services to TNL PCS on a fully outsourced basis. Telemar and TNL PCS agreed to pay an estimated amount of R$550 million per year, subject to adjustment based on services actually rendered at the request of Telemar and TNL PCS. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed all of TNL PCS’s rights and obligations under this agreement. As a result of the corporate ownership simplification, as of September 1, 2015 Contax is no longer a related party of our company. During the period ended September 1, 2015 (the period of 2015 during which Contax was a related party), our total consolidated expenses for services rendered by Contax amounted to R$1,004 million.

BNDES Facilities

For a description of our credit facilities with BNDES, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Indebtedness—Long-Term Indebtedness—Restructured BNDES Credit Agreements” and “Business—Our Judicial Reorganization Proceedings—Implementation of the Judicial Reorganization Plan— Settlement of Class II Claims.”

Transactions with AIX

Companhia AIX de Participações S.A., in which we own 50% of the outstanding share capital, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in Region I of Brazil. During the six-month period ended June 30, 2018 and the year ended December 31, 2017, our total consolidated expenses for services rendered by AIX amounted to R$14 million and R$28 million, respectively.

Transactions with Hispamar

We own 19% of the capital stock of Hispamar. We lease transponders on the Amazonas 3 satellite from Hispamar, which we use to provide voice and data services. During the six-month period ended June 30, 2018 and the year ended December 31, 2017, our total consolidated expenses under the lease agreements amounted to R$96 million and R$185 million, respectively. As of June 30, 2018 and December 31, 2017, we had accounts payable to Hispamar of R$70 million and R$62 million, respectively.

THE OFFERING

Introduction

This offering is composed of: (1) the ADS Rights Offer, in which holders of Common ADSs and Preferred ADSs as of the ADS Rights Record Date of 5:00 p.m. (New York City time) on                  will receive transferable Common ADS Rights to subscribe for New Common ADSs; and (2) the Share Rights Offer, in which holders of Common Shares and Preferred Shares as of the Share Rights Record Date of 5:00 p.m. (Brasĺlia time) on                  will receive transferable Common Share Rights to subscribe for New Common Shares.

Pursuant to the ADS Rights Offer, Qualifying ADS Holders will be entitled to receive                  Common ADS Rights per Common ADS held and                  Common ADS Rights per Preferred ADS held. Only whole numbers of Common ADS Rights will be issued and all entitlements will be reduced to the next lower number of whole Common ADS Rights. Each Common ADS Right will entitle the holder thereof to subscribe for one New Common ADS prior to the Common ADS Rights Expiration Time of 5:00 p.m. (New York City time) on                  at the New Common ADS Subscription Price equal to the U.S. dollar equivalent of five times the New Common Share Subscription Price of R$                 , or R$                 , in cash, per New Common ADS subscribed. The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for initial subscriptions of New Common ADSs will be the exchange rate assigned by the ADS Rights Agent on or about                 . The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for Excess New Common ADSs will be the exchange rate assigned by the ADS Rights Agent on or about                 . However, in order to exercise Common ADS Rights (including Excess New Common ADSs), holders of Common ADS Rights must deposit with the ADS Rights Agent, in cash, the New Common ADS Deposit Amount of US$                  per New Common ADS subscribed or requested, which is equal to US$                 (the U.S. dollar equivalent of five times the New Common Share Subscription Price based on the closing rate for the sale of U.S. dollars against the real as reported by the Brazilian Central Bank on                 ) per New Common ADS subscribed or requested, plus 20% of such amount to cover (1) currency rate fluctuations prior to the date the New Common Share Subscription Price must be deposited by the ADS Custodian with the B3 with respect to the New Common Shares underlying the initial New Common ADSs or the Excess New Common ADSs, as the case may be, (2) the ADS Issuance Fee of US$0.05 per New Common ADS, (3) and any other applicable fees, expenses or taxes, in accordance with the terms and procedures described below under “—Subscription by Holders of Common ADSs and Preferred ADSs—Exercise Procedures for Common ADS Rights.”

Pursuant to the Share Rights Offer, Qualifying Shareholders will be entitled to receive                  Common Share Rights per Common Share or Preferred Share held. Only whole numbers of Common Share Rights will be issued and all entitlements will be reduced to the next lower number of whole Common Share Rights. Each Common Share Right will entitle the holder thereof to subscribe for one New Common Share prior to the Share Rights Expiration Time of 5:00 p.m. (Brasília time) on                  at the New Common Share Subscription Price of R$                 in cash per New Common Share subscribed, in accordance with the terms and procedures described below under “—Subscription by Holders of Common Shares and Preferred Shares—Exercise Procedures for Common Share Rights.”

If not all of the New Common Shares are taken up initially in the Rights Offer as a result of the subscription of the New Common Shares to which holders of Common Share Rights (including the ADS Custodian) are entitled, holders of Common Share Rights and Common ADS Rights who exercised their Common Share Rights or Common ADS Rights, as the case may be, and manifested their intention to do so will also have the ability to acquire Excess New Common Shares or Excess New Common ADSs, respectively, and should these be available, they will be allocated in accordance with the allocation principles in “—Subscription by Holders of Common ADSs and Preferred ADSs—Excess New Common ADSs” and “—Subscription by Holders of Common Shares and Preferred Shares—Excess New Shares.”

Any and all Unsubscribed Shares will be purchased by the Backstop Investors party to the Commitment Agreement between the RJ Debtors and the Backstop Investors, subject to the terms and conditions of the Commitment Agreement. For more information about the Commitment Agreement, see “—Backstop Commitment Agreement.”

We expect that the Common ADS Rights will trade on the NYSE beginning at 9:30 a.m. (New York City time) on                 . We expect that trading in Common ADS Rights will cease at 4:00 p.m. (New York City time) on                 . Subject to the procedures of the B3, holders of Common Share Rights whose Common Share Rights are deposited in the Depositary Central of the B3 will be entitled to sell or transfer their Common Share Rights at any time prior to the Share Rights Expiration Time. We expect the Common Share Rights to trade on the B3 during the period from 9:00 a.m. (Brasília time) on                  to 5:00 p.m. (Brasília time) on                  under the symbol “                .”

Common ADS Rights may not be surrendered to receive delivery of Common Share Rights, and Common Share Rights may not be deposited to receive delivery of Common ADS Rights.

IF YOU DO NOT EXERCISE YOUR RIGHTS BEFORE THE EXPIRATION OF THE APPLICABLE SUBSCRIPTION PERIOD, YOUR RIGHTS WILL BECOME VOID AND WILL HAVE NO VALUE. NO ARRANGEMENTS WILL BE MADE TO SELL ANY UNEXERCISED RIGHTS ON YOUR BEHALF. ACCORDINGLY, YOU WILL NOT RECEIVE ANY PROCEEDS WITH RESPECT TO UNEXERCISED RIGHTS.

We expect to announce the results of the Rights Offer on or about                 , or as soon as possible thereafter, through a press release or announcement which we will submit to the SEC via a report on Form 6-K. We expect to deliver the initial New Common Shares subscribed for pursuant to the Share Rights Offer on or about                  and the Excess New Common Shares, if any, on or about                 . We expect the initial New Common ADSs subscribed for pursuant to the ADS Rights Offer will be delivered on or about                  and the Excess New Common ADSs, if any, will be delivered on or about                 .

Application will be made for the New Common ADSs to be listed on the NYSE under the symbol “OIBR.C,” the same symbol under which the Common ADSs currently trade. Trading in the New Common ADSs is expected to commence on or about                  The New Common Shares will be listed on the B3 under the symbol “OIBR3,” the same symbol under which the Common Shares currently trade. Trading in the New Common Shares is expected to commence on or about                 .

As of September 28, 2018, we had 2,150,302,669 Common Shares (including Common Shares represented by Common ADSs) and 155,915,486 Preferred Shares (including Preferred Shares represented by Preferred ADSs) issued and outstanding, and we had outstanding warrants that are exercisable for 116,480,467 Common Shares. Based on the numbers of shares, we expect to issue                  New Common Shares (including New Common Shares represented by New Common ADSs) pursuant to the Rights Offer and the Commitment Agreement and to have                  New Common Shares (including New Common Shares represented by New Common ADSs) issued and outstanding following the expiration of the Rights Offer and the closing of the Commitment Agreement.

Subscription by Holders of Common ADSs and Preferred ADSs

This section applies to you if you hold Common ADSs or Preferred ADSs. If you are a holder of Common Shares or Preferred Shares, see “—Subscription by Holders of Common Shares and Preferred Shares.”

The expected timetable below lists certain important dates relating to the Rights Offer to holders of Common ADSs and Preferred ADSs. All times referred to in this timetable are New York City time unless stated otherwise.

ADSs go “ex-rights” on the NYSE	9:30 a.m. on
ADS Rights Record Date	5:00 p.m. on
Common ADS Rights distributed	On or about
ADS Subscription Period begins	9:00 a.m. on
Common ADS Rights begin trading on NYSE	9:30 a.m. on
Trading in Common ADS Rights on NYSE ends	4:00 p.m. on
ADS Subscription Period ends	5:00 p.m. on

Announcement of results of ADS Rights Offer	On or about
Delivery of initial New Common Shares to custodian of ADS Depositary with respect to Common ADS Rights subscribed	On or about
Issuance and delivery of initial New Common ADSs	On or about
Commencement of trading in initial New Common ADSs on the NYSE	On or about
Delivery of Excess New Common Shares, if any, to custodian of ADS Depositary	On or about
Issuance and delivery of subscribed Excess New Common ADSs	On or about
Commencement of trading in Excess New Common ADSs on the NYSE	On or about

Terms of the ADS Rights Offer

Each Common ADS issued and outstanding as of the ADS Rights Record Date (5:00 p.m. (New York City time) on                ) shall entitle the holder thereof to receive                Common ADS Rights. Each Preferred ADS issued and outstanding as of the ADS Rights Record Date (5:00 p.m. (New York City time) on                ) shall entitle the holder thereof to receive                Common ADS Rights. Each Common ADS Right will entitle the holder thereof to subscribe for one New Common ADS at the New Common ADS Subscription Price equal to the U.S. dollar equivalent of five times the New Common Share Subscription Price of R$                , or R$                , in cash, per New Common ADS subscribed. The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for initial subscriptions of New Common ADSs will be the exchange rate assigned by the ADS Rights Agent on or about                . The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for Excess New Common ADSs will be the exchange rate assigned by the ADS Rights Agent on or about                . Fractions of Common ADS Rights will not be issued and may not be exercised. Upon issuance, Common ADS Rights will be credited to the securities account in which the Common ADSs or Preferred ADSs of the exercising Qualifying ADS Holder are held (in the case of ADSs held in accounts with brokers or other securities intermediaries) or registered on an uncertificated basis in the name of the ADS holder (in the case of ADSs held directly on the register of the ADS Depositary).

The ADS Rights Agent may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion and the rate that the ADS Rights Agent or its affiliate receives when buying or selling foreign currency for its own account. The ADS Rights Agent makes no representation that the exchange rate used or obtained in any currency conversion it makes will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to holders of Common ADS Rights, subject to the ADS Rights Agent’s obligations under its agreement with us. The methodology used to determine exchange rates used in currency conversions is available upon request to the ADS Rights Agent.

ADS Subscription Period

Holders of Common ADS Rights will be entitled to exercise their Common ADS Rights during the period commencing at 9:00 a.m. on                  and ending at 5:00 p.m. on                  (the “ADS Subscription Period”) to subscribe for New Common ADSs. Accordingly, the Common ADS Rights Expiration Time, which is the latest date the ADS Rights Agent must receive completed subscription forms for Common ADS (the “Common ADS Subscription Forms”), if applicable, and payment in full of the New Common ADS Deposit Amount in respect of the New Common ADSs (including Excess New Common ADSs requested by such holder) subscribed pursuant to the ADS Rights Offer, will be 5:00 p.m. (New York City time) on                 . The Common ADS Rights Exercise Period starts after the beginning of, and ends before the end of, the rights exercise period for the New Common Shares under the Common Share Rights.

Any exercise of Common ADS Rights or instructions to the ADS Rights Agent will be irrevocable upon delivery and may not be cancelled or modified after such delivery.

If you do not exercise your Common ADS Rights during the ADS Subscription Period, your Common ADS Rights will be void and will have no value. No arrangements will be made to sell any unexercised Common ADS Rights on your behalf. Accordingly, you will not receive any proceeds with respect to unexercised Common ADS Rights.

If you beneficially hold Common ADS Rights through a broker or other securities intermediary, we encourage you to contact your broker or other securities intermediary with respect to the procedures and deadlines for exercising your Common ADS Rights.

New Common ADS Subscription Price and New Common ADS Deposit Amount

Holders of Common ADS Rights will be entitled to exercise their Common ADS Rights during the ADS Subscription Period to subscribe for New Common ADSs at the New Common ADS Subscription Price, which is the U.S. dollar equivalent of five times the New Common Share Subscription Price of R$ , or R$                , in cash, per New Common ADS subscribed. The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for initial subscriptions of New Common ADSs will be the exchange rate assigned by the ADS Rights Agent on or about                . The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for Excess New Common ADSs will be the exchange rate assigned by the ADS Rights Agent on or about                 .

However, to validly subscribe for New Common ADSs (including Excess New Common ADSs), a holder of Common ADS Rights must deposit with the ADS Rights Agent in cash the New Common ADS Deposit Amount of US$ per New Common ADS subscribed or requested, which is equal to US$ (the U.S. dollar equivalent of five times the New Common Share Subscription Price based on the closing rate for the sale of U.S. dollars against the real as reported by the Brazilian Central Bank on                ) per New Common ADS subscribed or requested, plus 20% of such amount to cover (1) currency rate fluctuations prior to the date the New Common Share Subscription Price must be deposited by the ADS Custodian with the B3 with respect to the New Common Shares underlying the initial New Common ADSs or the Excess New Common ADSs, as the case may be, (2) the ADS Issuance Fee of US$0.05 per New Common ADS, (3) and any other applicable fees, expenses or taxes.

Suspension of Issuance and Cancellation of ADSs

Common Shares or Preferred Shares may not be deposited or withdrawn under the applicable deposit agreements on                 or                .

ADS Rights Record Date

The record date for determining those holders of Common ADSs and Preferred ADSs who are eligible to participate in the ADS Rights Offer is 5:00 p.m. (New York City time) on                 . Only holders of record of Common ADSs or Preferred ADSs at that time on that date will be entitled to receive Common ADS Rights.

ADS Ex-Rights Date

The ex-rights date for Common ADSs and Preferred ADSs is                 . As trades in Common ADSs and Preferred ADSs require two business days to settle, if you purchase Common ADSs or Preferred ADSs on or after 9:30 a.m. (New York City time) on                 , you will not be a holder of Common ADSs or Preferred ADSs on the ADS Rights Record Date on                 , and therefore will not receive Common ADS Rights in respect of those Common ADSs or Preferred ADSs. You will also not receive Common ADS Rights in respect of any Common ADSs or Preferred ADSs you sell or otherwise transfer before 9:30 a.m. (New York City time) on                 . Instead, the purchaser or transferee of such Common ADSs or Preferred ADSs will be entitled to participate in the ADS Rights Offer.

Fractional Common ADS Rights

If, on the ADS Rights Record Date, you hold a number of Common ADSs or Preferred ADSs that would entitle you to receive a number of Common ADS Rights other than a whole number, your entitlement to Common ADS Rights will be reduced to the next lower whole number and you will receive such whole number of Common ADS Rights, if any.

Trading in Common ADS Rights

We expect that the Common ADS Rights will trade on the NYSE beginning at 9:30 a.m. (New York City time) on                 . We expect that trading in Common ADS Rights will cease at 4:00 p.m. (New York City time) on                 . The Common ADS Rights are expected to trade under the ticker symbol “                .” The CUSIP number for the Common ADS Rights is                 .

If you wish to purchase additional Common ADS Rights, you may wish to contact your broker. If you hold your Common ADS Rights through DTC or in a brokerage or custodian account with a participant in DTC, you may sell or transfer your Common ADS Rights by book-entry transfer through DTC or a DTC participant. If you are a registered holder of Common ADS Rights, you will need to complete the applicable transfer form (the “Common ADS Rights Transfer Form”), obtain the required signature guarantee, and deliver the Common ADS Rights Transfer Form to the ADS Rights Agent or to your commercial bank or broker, if the commercial bank or broker is making the sale, or directly to a third-party transferee.

Excess New Common ADSs

If not all of the New Common Shares are taken up initially in the Rights Offer as a result of the subscription of the New Common Shares to which holders of Common Share Rights (including the ADS Custodian) are entitled, holders of Common ADS Rights who exercised their Common ADS Rights and manifested their intention to do so will also have the ability to acquire Excess New Common ADSs representing up to all of the Excess New Common Shares.

If you wish to acquire Excess New Common ADSs, you must manifest your intention to subscribe for Excess New Common ADSs at the time you exercise your Common ADS Rights, pursuant to the procedures described under “—Exercise Procedures for Common ADS Rights.” At such time, you must indicate the number of Excess New Common ADSs you wish to acquire, up to all Excess New Common ADSs, and pay in full the New Common ADS Deposit Amount for all such Excess New Common ADSs.

If you wish to acquire Excess New Common Shares, you must manifest your intention to subscribe for Excess New Common Shares at the time you exercise your Common Share Rights, pursuant to the procedures described under “—Exercise Procedures for Common Share Rights.” At such time, you must indicate the number of Excess New Common Shares you wish to acquire, up to all Excess New Common Shares. On or about                 (the Excess New Common Shares Determination Date), Banco do Brasil will verify all subscriptions to purchase New Common Shares tendered during the Share Subscription Period (including the subscription to purchase New Common Shares tendered by the ADS Custodian) and deliver the results to Oi, and Oi will determine the number of Excess New Common Shares available, if any, to holders of Common Share Rights (including the ADS Custodian, if applicable) who elected to receive Excess New Common Shares at the time they exercised their Common Share Rights. On or about                 (the B3 Notification Date), Oi will notify the B3 of the identity of holders of Common Share Rights (including the ADS Custodian, if applicable) who are entitled to receive Excess New Common Shares and the number of Excess New Common Shares to which they are entitled. On or about                 (the Excess New Common Shares Notification Date), the B3 will notify the applicable holders of Common Share Rights (including the ADS Custodian, if applicable) of their individual allocations of Excess New Common Shares. On or about                 , the ADS Rights Agent will notify the applicable holders of Common ADS Rights if requests for Excess New Common ADSs will be satisfied in full or if there will be a proration. On or about                 (the Excess New Common Shares Subscription Price Deposit Date), holders of Common Share Rights that were allocated Excess New Common Shares (including the ADS Custodian, if applicable) will be required to deposit with the B3 the full New Common Share Subscription Price for all of the Excess New Common Shares that they were allocated, and Oi will determine the number of Unsubscribed Shares. If a holder does not deposit the New Common Share Subscription Price in full for each Excess New Common Share allocated to such holder by the Excess New Common Shares Subscription Price Deposit Date, the number of Excess New Common Shares such holder receives will be reduced to the greatest number that can be purchased with the available funds.

If the number of Excess New Common Shares for which requests for subscription are received is fewer than or equal to the number of Excess New Common Shares available, then each holder of Common Share Rights (including the ADS Custodian) that manifested its intention to subscribe for Excess New Common Shares and deposits the full New Common Share Subscription Price for such Excess New Common Shares with the B3 on or prior to the Excess New Common Shares Subscription Price Deposit Date will receive the number of Excess New Common Shares that such holder requested.

If the number of Excess New Common Shares for which requests for subscription are received exceeds the number of Excess New Common Shares available, then each holder of Common Share Rights (including the ADS Custodian) that manifested its intention to subscribe for Excess New Common Shares and deposits the full New Common Share Subscription Price for such Excess New Common Shares with the B3 on or prior to the Excess New Common Shares Subscription Price Deposit Date will receive a portion of such Excess New Common Shares that such holder requested, determined based on a proration factor to be calculated as provided under “—Subscription by Holders of Common Shares and Preferred Shares—Excess New Common Shares.”

The ADS Rights Agent will allocate New Common ADSs representing those Excess New Common Shares to holders of Common ADS Rights that manifested their intention to subscribe for Excess New Common ADSs on the same pro rata basis described above. Adjustments to the allocations may be made by the ADS Rights Agent, DTC or DTC participants so that no holder of Common ADS Rights is allocated a fraction of a New Common ADS.

Although holders of Common Share Rights may deposit the New Common Share Subscription Price in full for each Excess New Common Share requested following the Common ADS Rights Expiration Time, as described above, in order to properly exercise their right to receive Excess New Common ADSs, Common ADS Rights holders must deposit with the ADS Rights Agent in cash the New Common ADS Deposit Amount by the Common ADS Rights Expiration Time. Because we will not know the total number of Excess New Common ADSs available prior to the Common ADS Rights Expiration Time, if you wish to maximize the number of Excess New Common ADSs you purchase, you will need to manifest your intention to subscribe for Excess New Common ADSs equivalent to the total number of New Common Shares being offered under the Rights Offer minus the number of New Common ADSs to which you are entitled under your basic subscription right and deliver payment of the New Common ADS Deposit Amount for that number of New Common ADSs.

The ADS Rights Agent will purchase the amount of reais equal to the New Common Share Subscription Price for all Excess New Common Shares that are allocated to the ADS Custodian with respect to subscriptions for Excess New Common ADSs by Common ADS Rights holders. Funds deposited by holders of Common ADS Rights in respect of subscriptions for Excess New Common ADSs that are not accepted will be returned by check posted to the relevant holders, at their risk, or returned through DTC, as applicable, on or about                 . No interest will be paid on monies received in respect of subscriptions for Excess New Common ADSs that are not accepted.

Fractional New Common ADSs

You may not subscribe for fractions of New Common ADSs (including fractions of Excess New Common ADSs) and fractional entitlements under the ADS Rights Offer will be reduced to the nearest whole number of New Common ADSs.

If you elect to subscribe for Excess New Common ADSs and the number of Excess New Common ADSs for which requests for subscription are received exceed the number of Excess New Common ADSs available, then your pro rata share of Excess New Common ADSs may result in an entitlement to fractional New Common ADSs, in which case your entitlement to New Common ADSs will be reduced to the next lower whole number and you will receive such whole number of New Common ADSs.

Exercise Procedures for Common ADS Rights

The following paragraphs describe the procedures by which holders may exercise their Common ADS Rights to acquire New Common ADSs (including Excess New Common ADSs). Whichever exercise procedure applies, a Common ADS Rights holder that wishes to exercise Common ADS Rights must take action in time to ensure that the instructions and payment will reach the ADS Rights Agent prior to 5:00 p.m. on                  . DTC and its direct and indirect participants will set their own cutoff dates and times to receive exercise instructions that will be earlier than 5:00 p.m. on                 . Holders of Common ADS Rights that hold through brokers or other securities intermediaries should contact those brokers or other securities intermediaries to determine the cut-off dates and times that apply to them.

Whichever exercise procedure applies, a holder of a Common ADS Right will be entitled:

•

to inform the ADS Rights Agent of the number of New Common ADSs to which it wishes to subscribe (which number cannot exceed the number of New Common ADSs to which it is entitled based on the number of Common ADS Rights that it owns); and

•

if such holder informs the ADS Rights Agent that it wishes to subscribe for New Common ADSs, to inform the ADS Rights Agent that it wishes to subscribe for Excess New Common ADSs, if any, and, if so, the number of Excess New Common ADSs to which it wishes to subscribe. We can offer no assurances as to whether any Excess New Common Shares will exist or as to the number of Excess New Common ADSs you may be allocated if you indicate that you wish to subscribe for Excess New Common ADSs.

Your subscription for New Common ADSs (including Excess New Common ADSs) is irrevocable and may not be cancelled or modified.

Subscription by Brokers and Other Securities Intermediaries

If you are a participant in DTC, you must deliver completed subscription instructions through DTC’s automated system indicating the total number of New Common ADSs (including Excess New Common Shares, if any) that you wish to subscribe for and instruct DTC to charge your applicable DTC account for the New Common ADS Deposit Amount for such New Common ADSs (including Excess New Common Shares, if any) and to deliver such amount to the ADS Rights Agent. DTC must receive the subscription instructions and the payment of the New Common ADS Deposit Amount for the New Common ADSs (including Excess New Common Shares, if any) so as to allow DTC sufficient time to transmit the subscription instructions and payment of the Common ADS Deposit Amount to the ADS Rights Agent prior to the expiration of the ADS Subscription Period. If the instructions and deposit amount payment with respect to the New Common ADSs are not received by the ADS Rights Agent by the end of the ADS Subscription Period, the ADS Rights Agent will not be authorized to, and consequently will not, accept any delivery or exercise of subscription instructions with respect to those New Common ADSs.

Subscription by Beneficial Owners

If you are a beneficial owner of Common ADS Rights and wish to subscribe for New Common ADSs but are neither a DTC participant nor a registered holder of Common ADS Rights, you should contact the broker or other securities intermediary through which you hold Common ADS Rights to arrange for subscription of the New Common ADSs (including Excess New Common ADSs, if any) and to arrange for payment of the New Common ADS Deposit Amount for such New Common ADSs (including Excess New Common ADSs, if any). You should contact your broker or other securities intermediary through which you hold Common ADSs or Preferred ADSs to determine the number of New Common ADSs for which you are entitled to subscribe. You are urged to consult your broker or other securities intermediary without delay in case your broker or other securities intermediary is unable to act immediately. DTC and its direct and indirect participants will establish cut-off dates and times to receive instructions to subscribe for New Common ADSs that will be earlier than the expiration date and time stated in this prospectus. You should contact your broker or other securities intermediary to determine the cut-off date and time that apply to you.

Subscription by Registered Holders

If you are a holder of Common ADS Rights registered directly with the ADS Rights Agent, you can exercise your Common ADS Rights and subscribe for the New Common ADSs (including Excess New Common ADSs, if any) by delivering to the ADS Rights Agent a properly completed Common ADS Subscription Form and paying in full the New Common ADS Deposit Amount for such New Common ADSs (including Excess New Common ADSs, if any). Payment must be made by a cashier’s check drawn on a U.S. bank payable to “The Bank of New York Mellon.”

We have arranged for The Bank of New York Mellon to send to each registered holder of ADSs a transaction advice showing the number of Common ADS Rights they hold, a Common ADS Subscription Form that can be used to send subscription instructions to the ADS Rights Agent and a Common ADS Rights Transfer Form that can be used to sell or transfer your Common ADS Rights. If you are a beneficial owner of Common ADSs or Preferred ADSs, you should contact the broker or other securities intermediary through which you hold Common ADSs or Preferred ADSs to determine the number of New Common ADSs for which you are entitled to subscribe. The transaction advices, Common ADS Subscription Forms and Common ADS Rights Transfer Forms will be mailed to ADS holders, as of the ADS Rights Record Date, as soon as practicable on or after                 .

The properly completed Common ADS Subscription Form and payment should be delivered to:

By Mail:	By Overnight Courier:
The Bank of New York Mellon	The Bank of New York Mellon
Voluntary Corporate Actions—Suite V	Voluntary Corporate Actions—Suite V
P.O. Box 43031	250 Royall Street
Providence, Rhode Island 02940-3031	Canton, Massachusetts 02021
United States of America	United States of America

The ADS Rights Agent must receive the Common ADS Subscription Form and payment of the Common ADS Deposit Amount on or before the end of the ADS Subscription Period. Deposit in the mail will not constitute delivery to the ADS Rights Agent. Oi has discretion to refuse to accept any improperly completed or unexecuted Common ADS Subscription Form.

You will elect the method of delivering the Common ADS Subscription Forms and paying the New Common ADS Deposit Amount to the ADS Rights Agent and you will bear any risk associated with it. If you send the Common ADS Subscription Form and payment by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS Rights Agent.

We strongly recommend that you return the Common ADS Subscription Form and payment of the Common ADS Deposit Amount using an overnight courier with tracking capabilities (such as Federal Express or United Parcel Service) to ensure delivery of the Common ADS Subscription Form to the ADS Rights Agent prior to 5:00 p.m. (New York City time) on                 .

Exercise of Common ADS Rights and Instructions Irrevocable

Any exercise of Common ADS Rights or instructions to the ADS Rights Agent will be irrevocable upon delivery and may not be cancelled or modified after such delivery.

Unexercised Common ADS Rights

If you do not exercise your Common ADS Rights during the ADS Subscription Period, your Common ADS Rights will be void and will have no value. No arrangements will be made to sell any unexercised Common ADS Rights on your behalf. Accordingly, you will not receive any proceeds with respect to unexercised Common ADS Rights. However, since the Common ADS Rights are transferable and will be listed on the NYSE, you may be able to sell those rights yourself.

Delivery of New Common ADSs and Delivery of Excess New Common ADS Deposit Amounts

As soon as practicable after the Common ADS Rights Expiration Time, the ADS Rights Agent will:

(1)

from the New Common ADS Deposit Amount, purchase an amount of Brazilian reais equal to the New Common Share Subscription Price for the number of initial New Common Shares for which holders of Common ADS Rights have validly exercised their Common ADS Rights; and

(2)

pay such Brazilian reais amount to and instruct the ADS Depositary to instruct the ADS Custodian to exercise the number of Common Share Rights represented by Common ADS Rights which holders of Common ADS Rights have validly exercised . However, if the New Common ADS Deposit Amount is insufficient to purchase an amount of Brazilian reais equivalent of the New Common Share Subscription Price for the number of initial New Common Shares to be subscribed and pay the ADS Issuance Fee and any other applicable fees, expenses or taxes, the ADS Rights Agent will notify the exercising Common ADS Rights holder and may (i) withhold delivery of initial New Common ADSs until the deficiency is paid by the holder, or (ii) reduce the number of initial New Common Shares to be purchased to the greatest number that can be purchased with the available funds.

Following receipt of the underlying initial New Common Shares, which is expected to take place on or about                 , the ADS Custodian will deposit such initial New Common Shares under the ADS Deposit Agreement, the ADS Depositary will deliver the initial New Common ADSs issuable upon that deposit to the ADS Rights Agent, and the ADS Rights Agent will cause the New Common ADSs to be delivered to the exercising Common ADS Rights holders entitled to them. The ADS Rights Agent will also pay the ADS Issuance Fee of US$0.05 per New Common ADS out of the New Common ADS Deposit Amount. It is expected that the delivery of subscribed initial New Common ADSs to the exercising Common ADS Rights holders will take place on or about                 . Following delivery of the initial New Common ADSs, the ADS Rights Agent will promptly return to each holder of Common ADS Rights the New Common ADS Deposit Amount delivered to the ADS Rights Agent with respect to the New Common ADSs subscribed by that Common ADS holder less

•

the amount in U.S. Dollars used by the ADS Rights Agent to purchase the Brazilian reais paid to the ADS Custodian as the New Common Share Subscription Price for the initial New Common Shares requested by such holder of Common ADS Rights; and

•	the ADS Issuance Fee with respect to the initial New Common ADSs delivered to such holder and any other applicable fees, expenses or taxes.

Such amounts will be returned by check posted to the relevant holders, at their risk, or returned through DTC, as applicable, as soon as practicable on or after                 . No interest will be paid on monies received in respect of any portion of the New Common ADS Deposit Amount.

As soon as practicable after the Excess New Common Shares Determination Date, the ADS Rights Agent will:

(1)

from the New Common ADS Deposit Amount, purchase an amount of Brazilian reais equal to the New Common Share Subscription Price for the number of Excess New Common Shares that have been allocated to holders of Common ADS Rights; and

(2)

pay such Brazilian reais amount to, and instruct, the ADS Custodian to pay for the number of Excess New Common ADSs allocated to the ADS Custodian. However, if the New Common ADS Deposit Amount is insufficient to purchase an amount of Brazilian reais equivalent of the New Common Share Subscription Price for the number of Excess New Common ADSs allocated to the ADS Custodian and pay the ADS Issuance Fee and any other applicable fees, expenses or taxes, the ADS Rights Agent will notify the Common ADS Rights holders to whom Excess New Common ADSs have been allocated and may (i) withhold delivery of Excess New Common ADSs until the deficiency is paid by the holder, or (ii) reduce the number of Excess New Common Shares to be delivered to the greatest number that can be purchased with the available funds.

Following receipt of the underlying Excess New Common Shares, which is expected to take place on or about                 , the ADS Custodian will deposit such Excess New Common Shares under the ADS Deposit Agreement, the ADS Depositary will deliver the Excess New Common ADSs issuable upon that deposit to the ADS Rights Agent, and the ADS Rights Agent will cause the New Common ADSs to be delivered to the exercising Common ADS Rights holders entitled to them. The ADS Rights Agent will also pay the ADS Issuance Fee of US$0.05 per New Common ADS out of the New Common ADS Deposit Amount. It is expected that the delivery of Excess New Common ADSs to the exercising Common ADS Rights holders will take place on or about                 . Following delivery of the Excess New Common ADSs, the ADS Rights Agent will promptly return to each holder of Common ADS Rights that manifested its intention to subscribe for Excess New Common ADSs the New Common ADS Deposit Amount delivered to the ADS Rights Agent with respect to the Excess New Common ADSs requested by that Common ADS holder less:

•

the amount in U.S. dollars used by the ADS Rights Agent to purchase the Brazilian reais paid to the ADS Custodian as the New Common Share Subscription Price for the Excess New Common Shares allocated to such holder of Common ADS Rights; and

•	the ADS Issuance Fee with respect to the Excess New Common ADSs delivered to such holder and any other applicable fees, expenses or taxes.

Such amounts will be returned by check posted to the relevant holders, at their risk, or returned through DTC, as applicable, as soon as practicable on or after                 . No interest will be paid on monies received in respect of any portion of the New Common ADS Deposit Amount.

The ADS Rights Agent may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion and the rate that the ADS Rights Agent or its affiliate receives when buying or selling foreign currency for its own account. The ADS Rights Agent makes no representation that the exchange rate used or obtained in any currency conversion it makes will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to holders of Common ADS Rights, subject to the ADS Rights Agent’s obligations under its agreement with us. The methodology used to determine exchange rates used in currency conversions is available upon request to the ADS Rights Agent.

Listing and Quotation of New Common ADSs

Application will be made for the New Common ADSs to be listed on the NYSE under the symbol “OIBR.C,” the same symbol under which the Common ADSs currently trade. Trading in the New Common ADSs is expected to commence on or about                 .

Ranking

The New Common ADSs (including Excess New Common ADSs) will, when issued, be fully paid and will rank equally in all respects with the then existing Common ADSs, except that the New Common ADSs (including Excess New Common ADSs) will not qualify for any dividends, rights, allotments or other distributions the record date for which falls before the date of issue of the New Common ADSs or the Excess New Common ADSs, as the case may be.

ADS Depositary and ADS Rights Agent

The Bank of New York Mellon, the depositary for the ADSs under our Deposit Agreements, is also acting as ADS Rights Agent to accept subscriptions for the New Common ADSs.

The Information Agent and ADS Holder Helpline

D.F. King & Co. is acting as Information Agent for the ADS Rights Offer. Should you have any questions on the subscription of New Common ADSs, please contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: +1 (212) 269-5550

All Others Call: +1 (800) 628-8536

Email: oi@dfking.com

Please note that the helpline will only be able to provide you with information contained in the prospectus, and will not be able to give advice on the merits of the ADS Rights Offer or to provide financial advice.

General Considerations

Subscriptions and full payment must be received by the ADS Rights Agent prior to 5:00 p.m. (New York City time), on                 .

We and the ADS Rights Agent will determine all questions about the timeliness, validity, form and eligibility any subscription for the New Common ADSs. In our sole discretion, we may waive any defect or irregularity, or permit you to correct a defect or defects and irregularity within the time we determine. Any subscription for New Common ADSs will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS Rights Agent has to notify you of any defect or irregularity in submitting any subscription for New Common ADSs. We and the ADS Rights Agent will not incur any liability for failing to do so.

By delivering any subscription for New Common ADSs, you represent and warrant that you:

•

have the right, power and authority, and have taken all action necessary, to make the subscription under the ADS Rights Offer and to execute, deliver and exercise your Common ADS Rights, and that you are not a person otherwise prevented by legal or regulatory restrictions from subscribing for the New Common ADSs or acting on behalf of any such person on a non-discretionary basis; and

•

are not, nor are you subscribing on behalf of any person who is, a citizen or resident, or which is a corporation, partnership or other entity created or organized in or under any laws of any jurisdiction where the extension into or availability of the ADS Rights Offer would breach any applicable law.

If you do not wish to subscribe for any New Common ADSs under the ADS Rights Offer, you need not take any action.

Subscription by Holders of Common Shares and Preferred Shares

This section applies to you if you are a non-resident of Brazil who holds Common Shares or Preferred Shares directly or indirectly through the Depositary Central of the B3. If you are a resident of Brazil who holds Common Shares or Preferred Shares directly or indirectly through the Depositary Central of the B3 or in book-entry form directly at Banco do Brasil, you should refer to the exercise procedures and requirements described in the Notice to the Shareholders (Aviso aos Acionistas) to be published by Oi on                 , and consult any branch of Banco do Brasil, if applicable, for more information.

If you are a holder of Common ADSs or Preferred ADSs, see “—Subscription by Holders of Common ADSs and Preferred ADSs.”

The expected timetable below lists certain important dates relating to the Rights Offer to holders of Common Shares and Preferred Shares. All times referred to in this timetable are Brasília time unless stated otherwise.

Share Rights Record Date	5:00 p.m. on
Trading in Common Share Rights on the B3 begins	9:00 a.m. on
Share Subscription Period begins	9:00 a.m. on
Common Share Rights distributed	On or about
Trading in Common Share Rights on the B3 ends	5:00 p.m. on
Share Subscription Period ends	5:00 p.m. on
Oi determines number of Excess New Common Shares and Oi’s board of directors ratifies the issuance of initial New Common Shares	On or about
Announcement of results of Share Rights Offer	On or about
B3 Notification Date	On or about
Excess New Common Shares Notification Date	On or about
Issuance of initial New Common Shares and delivery of initial New Common Shares to holders	On or about
Commencement of trading in initial New Common Shares on the B3	On or about
Excess New Common Shares Subscription Price Deposit Date	On or about
Oi determines number of Unsubscribed Shares and Oi’s board of directors ratifies the issuance of Excess New Common Shares	On or about
Issuance of Excess New Common Shares and delivery of Excess New Common Shares to holders	On or about
Commencement of trading in Excess New Common Shares on the B3	On or about

Terms of the Share Rights Offer

Each Common Share and Preferred Share (including Common Shares and Preferred Shares represented by Common ADSs and Preferred ADSs) issued and outstanding as of the Share Rights Record Date (5:00 p.m. (Brasília time) on                 ) shall entitle the holder thereof to receive                  Common Share Rights. Each Common Share Right will entitle the holder thereof to subscribe for one New Common Share at the New Common Share Subscription Price of R$                 in cash per New Common Share subscribed. Fractions of Common Share Rights will not be issued and may not be exercised. Upon issuance, Common Share Rights will be credited to the custody accounts at the B3 in which the Common Shares or Preferred Shares of the Qualifying Shareholders are held.

Share Subscription Period

Holders of Common Share Rights will be entitled to exercise their Common Share Rights during the period commencing at 9:00 a.m. (Brasília time) on                  and ending at 5:00 p.m. (Brasília time) on                  (the “Share Subscription Period”) to subscribe for New Common Shares. Accordingly, the Share Rights Expiration Time, which is the latest time at which the B3 must receive a subscription request and the corresponding payment in full of the New Common Share Subscription Price in respect of the New Common Shares (excluding Excess Common Shares requested by such holder) subscribed pursuant to the Share Rights Offer, will be 5:00 p.m. (Brasília time) on                 . The Excess New Common Shares Subscription Price Deposit Date, which is the latest time at which the B3 must receive the corresponding payment in full of the New Common Share Subscription Price in respect of any Excess New Common Shares allocated to holders of Common Share Rights, will be 5:00 p.m. (Brasília time) on or about                 .

If you do not exercise your Common Share Rights during the Common Share Subscription Period, your Common Share Rights will be void and will have no value. No arrangements will be made to sell any unexercised Common Share Rights on your behalf. Accordingly, you will not receive any proceeds with respect to unexercised Common Share Rights.

If you beneficially hold Common Share Rights through a broker or other securities intermediary, we encourage you to contact your broker or other securities intermediary with respect to the procedures and deadlines for exercising your Common Share Rights.

New Common Share Subscription Price

Holders of Common Share Rights will be entitled to exercise their Common Share Rights during the Share Subscription Period to subscribe for New Common Shares at the New Common Share Subscription Price of R$                 in cash per New Common Share subscribed.

Share Rights Record Date

The record date for determining those holders of Common Shares and Preferred Shares who are eligible to participate in the Share Rights Offer is 5:00 p.m. (Brasília time) on                 . You must have purchased Common Shares or Preferred Shares by that time on that date in order to receive Common Share Rights.

Fractional Common Share Rights

If, on the Share Rights Record Date, you hold a number of Common Shares or Preferred Shares that would entitle you to receive a number of Common Share Rights other than a whole number, your entitlement to Common Share Rights will be reduced to the next lower whole number and you will receive such whole number of Common Share Rights, if any.

Trading in Common Share Rights

Subject to the procedures of the B3, holders of Common Share Rights will be entitled to sell or transfer their Common Share Rights at any time prior to the Share Rights Expiration Time. We expect the Common Share Rights to trade on the B3 during the period from 9:00 a.m. (Brasília time) on                  to 5:00 p.m. (Brasília time) on                 under the symbol “                .”

Excess New Common Shares

If not all of the New Common Shares are taken up initially in the Rights Offer as a result of the subscription of the New Common Shares to which holders of Common Share Rights (including the ADS Custodian) are entitled, holders of Common Share Rights (including the ADS Custodian) who exercised their Common Share Rights and manifested their intention to do so will also have the ability to acquire up to all of the Excess New Common Shares.

If you wish to acquire Excess New Common Shares, you must manifest your intention to subscribe for Excess New Common Shares at the time you exercise your Common Share Rights, pursuant to the procedures described under “—Exercise Procedures for Common Share Rights.” At such time, you must indicate the number of Excess New Common Shares you wish to acquire, up to all Excess New Common Shares. On or about                  (the Excess New Common Shares Determination Date), Banco do Brasil will verify all subscriptions to purchase New Common Shares tendered during the Share Subscription Period (including the subscription to purchase New Common Shares tendered by the ADS Custodian) and deliver the results to Oi, and Oi will determine the number of Excess New Common Shares available, if any, to holders of Common Share Rights (including the ADS Custodian, if applicable) who elected to receive Excess New Common Shares at the time they exercised their Common Share Rights. On or about                  (the B3 Notification Date), Oi will notify the B3 of the identity of holders of Common Share Rights (including the ADS Custodian, if applicable) who are entitled to receive Excess New Common Shares and the number of Excess New Common Shares to which they are entitled. On or about                  (the Excess New Common Shares Notification Date), the B3 will notify the applicable holders of Common Share Rights (including the ADS Custodian, if applicable) of their individual allocations of Excess New Common Shares. On or about                  (the Excess New Common Shares Subscription Price Deposit Date), holders of Common Share Rights that were allocated Excess New Common Shares (including the ADS Custodian, if applicable) will be required to deposit with the B3 the full New Common Share Subscription Price for all of the Excess New Common Shares that they were allocated, and Oi will determine the number of Unsubscribed Shares. If a holder does not deposit the New Common Share Subscription Price in full for each Excess New Common Share allocated to such holder by the Excess New Common Shares Subscription Price Deposit Date, the number of Excess New Common Shares such holder receives will be reduced to the greatest number that can be purchased with the available funds.

If the number of Excess New Common Shares for which requests for subscription are received is fewer than or equal to the number of Excess New Common Shares available, then each holder of Common Share Rights (including the ADS Custodian) that manifested its intention to subscribe for Excess New Common Shares and deposits the full New Common Share Subscription Price for such Excess New Common Shares with the B3 on or prior to the Excess New Common Shares Subscription Price Deposit Date will receive the number of Excess New Common Shares that such holder requested.

If the number of Excess New Common Shares for which requests for subscription are received exceeds the number of Excess New Common Shares available, then each holder of Common Share Rights (including the ADS Custodian) that manifested its intention to subscribe for Excess New Common Shares and deposits the full New Common Share Subscription Price for such Excess New Common Shares with the B3 on or prior to the Excess New Common Shares Subscription Price Deposit Date will receive a portion of such Excess New Common Shares that such holder requested, determined as follows:

(1)	Oi will first calculate an individual proration factor for each holder of Common Share Rights (including the ADS Custodian) equal to:

•	the total number of New Common Shares initially subscribed for by such holder; divided by

•	the sum of all New Common Shares initially subscribed for by all holders of Common Share Rights (including the ADS Custodian) who manifested their intention to subscribe for Excess New Common Shares.

(2)	Oi will then apply the individual proration factor to each holder by multiplying such holder’s individual proration factor by the number of Excess New Common Shares available.

If this pro rata allocation results in any holder receiving a greater number of Excess New Common Shares than the holder requested, then such holder will be allocated only that number of Excess New Common Shares that such holder requested, and the remaining Excess New Common Shares will be allocated among all other holders who sought Excess New Common Shares on the same pro rata basis described above (eliminating from the denominator of the proration factor the number of New Common Shares initially subscribed for by holders who will have received all of the Excess New Common Shares they sought). The proration process will be repeated until all Excess New Common Shares have been allocated or all requests for Excess New Common Shares have been fulfilled, whichever occurs earlier.

In order to properly exercise your right to receive Excess New Common Shares, you must manifest your intention to subscribe for Excess New Common Shares by the Share Rights Expiration Time. Because we will not know the total number of Excess New Common Shares available prior to the Share Rights Expiration Time, if you wish to maximize the number of Excess New Common Shares you purchase, you will need to manifest your intention to subscribe for Excess New Common Shares equivalent to the total number of New Common Shares being offered under the Rights Offer minus the number of New Common Shares to which you are entitled under your basic subscription right.

Fractional New Common Shares

You may not subscribe for fractions of New Common Shares (including fractions of Excess New Common Shares) and fractional entitlements under the Share Rights Offer will be reduced to the nearest whole number of New Common Shares.

If you elect to subscribe for Excess New Common Shares and the number of Excess New Common Shares for which requests for subscription are received exceed the number of Excess New Common Shares available, then your pro rata share of Excess New Common Shares may result in an entitlement to fractional New Common Shares, in which case your entitlement to New Common Shares will be reduced to the next lower whole number and you will receive such whole number of New Common Shares.

Exercise Procedures for Common Share Rights

The following section describes the exercise procedures for holders of Common Share Rights deposited with the Depositary Central of the B3.

The exercise of the Common Share Rights will be subject to the terms and conditions set forth in the Notice to the Shareholders (Aviso aos Acionistas) to be published by Oi on                  and the procedures of the B3. During the Share Subscription Period, a holder of a Common Share Right will be entitled through an exercise notice procedure determined by the B3 in accordance with their procedures:

•

to inform the B3 of the number of New Common Shares to which it wishes to subscribe (which number cannot exceed the number of New Common Shares to which it is entitled based on the number of Common Share Rights that it owns); and

•

if such holder informs the B3 that it wishes to subscribe for New Common Shares, to inform the B3 that it wishes to subscribe for Excess New Common Shares, if any, and, if so, the number of Excess New Common Shares to which it wishes to subscribe. We can offer no assurances as to whether any Excess New Common Shares will exist or as to the number of Excess New Common Shares you may be allocated if you indicate that you wish to subscribe for Excess New Common Shares.

Subject to the terms set forth by the B3, any exercise of Common Share Rights or instructions to the B3 may be cancelled or modified at any time prior to the Share Rights Expiration Time; provided, that if you beneficially hold Common Share Rights through a broker or other securities intermediary, your brokers or other securities intermediaries may set their own cutoff dates and times to accept such cancellations or modifications.

Shareholders with Common Shares and/or Preferred Shares deposited at the Depositary Central of the B3 must exercise their Common Share Rights through their respective custody agents, subject to the terms set forth by the B3.

If you are a beneficial owner of Common Share Rights and wish to subscribe for New Common Shares but are not the registered holder of Common Share Rights, you should contact the broker or other securities intermediary through which you hold Common Share Rights to arrange for subscription of the New Common Shares (including Excess New Common Shares, if any) and to arrange for payment of the New Common Share Subscription Price for such New Common Shares (including Excess New Common Shares, if any). You should contact your broker or other securities intermediary through which you hold Common Shares or Preferred Shares to determine the number of New Common Shares for which you are entitled to subscribe. You are urged to consult your broker or other securities intermediary without delay in case your broker or other securities intermediary is unable to act immediately. Your broker or other securities intermediary may establish cut-off dates and times to receive instructions to subscribe for New Common Shares that may be earlier than the expiration date and time stated in this prospectus. You should contact your broker or other securities intermediary to determine the cut-off date and time that apply to you.

Exercise of Common Share Rights and Instructions May Be Modified or Cancelled

Subject to the terms set forth by the B3, any exercise of Common Share Rights or instructions to the B3 may be cancelled or modified at any time prior to the Share Rights Expiration Time; provided, that if you beneficially hold Common Share Rights through a broker or other securities intermediary, your brokers or other securities intermediaries may set their own cutoff dates and times to accept such cancellations or modifications, and you must contact your broker or other securities intermediary with respect to refunds of any funds deposited with such broker or other securities intermediary in respect of cancelled or modified subscriptions for New Common Shares.

For the avoidance of doubt, holders of Common Share Rights may not cancel or modify instructions manifesting their intention to subscribe for Excess New Common Shares following the Share Rights Expiration Time and prior to the delivery of any Excess New Common Shares which they may eventually be allocated.

Unexercised Common Share Rights

If you do not exercise your Common Share Rights during the Share Subscription Period, your Common Share Rights will be void and will have no value. No arrangements will be made to sell any unexercised Common Share Rights on your behalf. You will not receive any value or proceeds with respect to unexercised Common Share Rights.

Ratification of the Issuance of New Common Shares

On or about                 , we expect the board of directors of Oi to ratify the issuance of the New Common Shares to be issued in connection with the basic subscription right.

On or about                , we expect the board of directors of Oi to ratify the issuance of the Excess New Common Shares.

Payment of New Common Share Subscription Price

Holders of Common Share Rights must deposit the New Common Share Subscription Price in reais in full for each New Common Share subscribed in their B3 custody accounts by the Share Rights Expiration Time, at which time the B3 will issue subscription certificates (recibos de subscrição) to such holders. If you do not deposit the New Common Share Subscription Price in full for each New Common Share subscribed, the number of New Common Shares you receive will be reduced to the greatest number that can be exercised with the available funds.

Holders of Common Share Rights who are allocated Excess New Common Shares pursuant to the procedures described under “—Excess New Common Shares” must deposit the New Common Share Subscription Price in reais in full for each Excess New Common Share allocated in their B3 custody accounts by the Excess New Common Shares Subscription Price Deposit Date at which time the B3 will issue subscription certificates (recibos de subscrição) to such holders. If you do not deposit the New Common Share Subscription Price in full for each Excess New Common Share requested by the Excess New Common Shares Subscription Price Deposit Date, the number of Excess New Common Shares you receive will be reduced to the greatest number that can be purchased with the available funds.

If you are a beneficial owner of Common Share Rights and wish to subscribe for New Common Shares but are not the registered holder of Common Share Rights, you should contact the broker or other securities intermediary through which you hold Common Share Rights to arrange for payment of the New Common Share Subscription Price for such New Common Shares (including Excess New Common Shares, if any). You are urged to consult your broker or other securities intermediary without delay in case your broker or other securities intermediary is unable to act immediately. Your broker or other securities intermediary may establish cut-off dates and times to receive payment for New Common Shares that may be earlier than the expiration date and time stated in this prospectus. You should contact your broker or other securities intermediary to determine the cut-off date and time that apply to you.

Delivery of New Common Shares

On or about                 , the initial New Common Shares will be delivered to the B3 custody accounts of exercising holders of Common Share Rights, including the ADS Custodian. We expect that the initial New Common Shares will be delivered to holders on or about                 .

On or about                 , the Excess New Common Shares will be delivered to the B3 custody accounts of holders of Common Share Rights who are entitled to receive Excess New Common Shares, including the ADS Custodian, if applicable. We expect that the Excess New Common Shares will be delivered to holders on or about                 .

Listing and Quotation of New Common Shares

The New Common Shares will be listed on the B3 under the symbol “OIBR3,” the same symbol under which the Common Shares currently trade. Trading in the New Common Shares is expected to commence on or about                 .

Ranking

The New Common Shares (including Excess New Common Shares) will, when issued, be fully paid and will rank equally in all respects with the then existing Common Shares, except that the New Common Shares (including Excess New Common Shares) will not qualify for any dividends, rights, allotments or other distributions the record date for which falls before the date of issue of the New Common Shares or the Excess New Common Shares, as the case may be.

Shareholder Helpline

Should you have any questions with regard to the Share Rights Offer, please contact Oi’s Investor Relations Department at +55 21 3131-2918 (Monday to Friday 9:00 a.m. to 6:00 p.m. (Brasília time)) or by email at invest@oi.net.br.

Please note that the helpline will only be able to provide you with information contained in the prospectus, and will not be able to give advice on the merits of the Share Rights Offer or to provide financial advice.

General Considerations

Subscriptions for New Common Shares (including Excess New Common Shares) and full payment for initial New Common Shares must be received by the Depositary Central of the B3 prior to 5:00 p.m. (Brasília), on                 , and full payment for Excess New Common Shares must be received by the Depositary Central of the B3 prior to 5:00 p.m. (Brasília), on                 ; provided, in each case, that your brokers or other securities intermediaries may set their own cutoff dates and times to receive exercise instructions and payment that may be earlier.

We and the B3 will determine all questions about the timeliness, validity, form and eligibility any subscription for the New Common Shares. In our sole discretion, we may waive any defect or irregularity, or permit you to correct a defect or defects and irregularity within the time we determine. Any subscription for New Common Shares will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the B3 has to notify you of any defect or irregularity in submitting any subscription for New Common Shares. Neither us nor the B3 will not incur any liability for failing to do so.

By delivering any subscription for New Common Shares, you represent and warrant that you:

•

have the right, power and authority, and have taken all action necessary, to make the subscription under the Share Rights Offer and to execute, deliver and exercise your Common Share Rights, and that you are not a person otherwise prevented by legal or regulatory restrictions from subscribing for the New Common Shares or acting on behalf of any such person on a non-discretionary basis; and

•

are not, nor are you subscribing on behalf of any person who is, a citizen or resident, or which is a corporation, partnership or other entity created or organized in or under any laws of any jurisdiction where the extension into or availability of the Share Rights Offer would breach any applicable law.

If you do not wish to subscribe for any New Common Shares under the Share Rights Offer, you need not take any action.

Backstop Commitment Agreement

In connection with the RJ Plan, we entered into the Commitment Agreement with the Backstop Investors. Under the Commitment Agreement, each Backstop Investor has agreed, on the terms and subject to the conditions of the Commitment Agreement, that it will subscribe and pay for the number of New Common Shares equal to the total number of Unsubscribed Shares multiplied by such Backstop Investor’s commitment percentage set forth below at the New Common Share Subscription Price per New Common Share, which we refer to as the Backstop Investor’s Backstop Commitment. This obligation includes Common Shares underlying Common Share Rights and Common ADS Rights distributed to the Backstop Investors that are not exercised in the Rights Offer. The Backstop Investors will also be entitled to exercise their Common Share Rights and Common ADS Rights.

The table below sets forth the Backstop Investors and their respective commitment percentages.

Backstop Investor	Commitment Percentage
GoldenTree Asset Management L.P. (1)	19.22
York Capital Management Global Advisors LLC (2)	18.25
Solus Alternative Asset Management L.P. (3)	13.33
Canyon Capital Advisors LLC (4)	10.38
Brookfield Asset Management (5)	9.24
Citadel Equity Fund Limited	5.25
Charcoal Crux 4, L.L.C.	3.77
Knighthead Capital Management, LLC (6)	3.64
Benefit Street Partners LLC (7)	3.63
Trinity Investments Designated Activity Company	2.82
Burlington Loan Management Designated Activity Company	2.77
JH Credit, L.L.C.	2.45
Bennett Restructuring Fund L.P. and Bennett Offshore Restructuring Fund, Inc.	1.63
Redwood Capital Management LLC (8)	1.33
Syzygy Capital Management, Ltd.	0.83
CVI EMCVF Lux Securities Trading S.a.r.l.	0.63
EOC Lux Securities S.a.r.l.	0.56
Marble Ridge Capital LLC	0.27
Total	100.00

(1)

Commitment is on behalf of some of the following funds and accounts for which GoldenTree Asset Management L.P. serves as Investment Manager: GoldenTree Credit Opportunities Master Fund Ltd., GoldenTree Distressed Master Fund 2014 Ltd., GoldenTree Distressed Fund 2014 LP, GoldenTree E Distressed Debt Master Fund II LP, GoldenTree E Distressed Debt Fund II LP, GoldenTree Entrust Master Fund SPC on behalf of and for the account of Segregated Portfolio I, GoldenTree Master Fund, Ltd., GN3 SIP Limited, GN3 SIP L.P., GoldenTree Insurance Fund Series Interests of SALI Multi-Series Fund, L.P., GoldenTree NJ Distressed Fund 2015 LP, GT NM, L.P., Louisiana State Employees Retirement System, Gold Coast Capital Subsidiary X Limited, GoldenTree High Yield Value Master Unit Trust, MA Multi-Sector Opportunistic Fund, LP, GoldenTree Multi-Sector Master Fund ICAV – GoldenTree Multi-Sector Master Fund Portfolio A, CenturyLink, Inc. Defined Benefit Master Trust, GoldenTree High Yield Value Fund Offshore (Strategic), Ltd., Credit Fun Golden Ltd., High Yield And Bank Loan Series Trust, Rock Bluff High Yield Partnership, L.P., Guadalupe Fund, LP, Kapitalforeningen Unipension Invest, High Yield Obligationer, GoldenTree Multi-Sector Fund Offshore ERISA, Ltd., Healthcare Employees’ Pension Plan – Manitoba.

(2)	Commitment is on behalf of funds and/or accounts managed and/or advised by York Capital Management Global Advisors LLC and/or its affiliates).
(3)	Commitment is on behalf of funds managed by Solus Alternative Asset Management L.P.
(4)	Commitment is on behalf of participating clients of Canyon Capital Advisors LLC.
(5)	Commitment is on behalf of PF Fund Limited Partnership and Brookfield Credit Opportunities Master Fund L.P.
(6)	Commitment is on behalf of certain funds and accounts Knighthead Capital Management, LLC manages and/or advises.
(7)	Commitment is as investment manager to certain investing funds.
(8)	Commitment is on behalf of the following funds: Redwood Capital Masters Fund, LTD., Redwood Drawdown Master Fund, L.P.

We entered into the Commitment Agreement to ensure that, subject to the conditions of the Commitment Agreement, all Common Shares offered in the Rights Offer will be subscribed either through the exercise of Common Share Rights and Common ADS Rights or through the placement of these Common Shares with the Backstop Investors at the same subscription price at which the Common Share Rights were exercisable. Through this arrangement, we have a very high degree of certainty that we will raise gross proceeds of R$4.0 billion through the Rights Offer and the Commitment Agreement.

Commitment Fee

As consideration for its Backstop Commitment, each Backstop Investor will receive a commitment fee of either:

•	cash equal to R$320 million multiplied by such Backstop Investor’s Commitment Percentage, which we refer to as the Cash Commitment Fee, or

•

a number of Common Shares equal to (1) R$400 million divided by the Common Share Subscription Price, multiplied by (2) such Backstop Investor’s Commitment Percentage, which we refer to as the Commitment Fee Shares.

The form of payment of the commitment fee will be at each Backstop Investor’s option, unless the volume weighted average price per share of the Common Shares trading in the B3 during the 30 consecutive calendar days ending on the business day immediately prior to the Share Record Date is R$10.0 or more, in which case the election with respect to the form of payment of the commitment fee will be at our option. The commitment fee will be payable on the closing of the subscription for Unsubscribed Shares by the Backstop Investors or the earlier termination of the Commitment Agreement.

In addition, we have agreed to pay the certain fees and expenses of the Backstop Investors and/or their advisors.

Conditions

The Backstop Investors’ Backstop Commitments are subject to the satisfaction or waiver by Backstop Investors holding more than 60% in amount of the total Backstop Commitments of the following conditions set forth in the Commitment Agreement, including among others:

•	the RJ Plan shall have been confirmed by the RJ Court without any material changes;

•

all expense payments and reimbursements for expenses contemplated by the Commitment Agreement and incurred through the closing of the subscription for Unsubscribed Shares by the Backstop Investors shall have been paid by the RJ Debtors;

•

the publication of a new General Plan of Universal Service Goals amending and/or revoking Decree No. 7,512/2011 and reducing the universal access targets applicable to switched fixed telephony concessions;

•	there shall have been no material variances from the budget prepared by Ernst & Young set forth in Annex 2.6 of the RJ Plan; and

•	the RJ Debtors shall have minimum “routine” EBITDA over the 12-month period prior to the Share Rights Record Date of no less than R$5.625 billion.

The Backstop Investors’ obligations are not subject to the absence of a material adverse change in our business, financial condition or results of operations or a material deterioration in the financial markets.

Termination

The Commitment Agreement will automatically terminate on December 10, 2018, as a result of changes made to the RJ Plan approved at the GCM by the RJ Court in its Confirmation Order, unless prior to that date the RJ Court reverses itself with respect to these changes or Backstop Investors holding more than 60% in amount of the total Backstop Commitments agree to extend this date.

The Backstop Commitments of the Backstop Investors will expire if the Rights Offer has not been concluded prior to February 28, 2019. If the Rights Offer is not concluded by February 28, 2019, any group of Backstop Investors may extend the obligations of the Backstop Investors under the Commitment Agreement until March 31, 2019, and we will become obligated to pay an additional commitment fee of R$200 million.

The Commitment Agreement may be terminated by Backstop Investors holding more than 60% in amount of the total Backstop Commitments upon the occurrence of certain events set forth in the Commitment Agreement, including among others:

•	the RJ Court has not issued an order confirming the RJ Plan without any changes by October 15, 2018;

•	the RJ Debtors shall have failed to make any payments required under the Commitment Agreement on the deadlines set forth in the Commitment Agreement;

•

the RJ Debtors have not obtained any and all required approvals relating to the consummation of the RJ Plan and the Rights Offer (excluding the declaration of effectiveness of the Registration Statement of which this prospectus forms a part by the SEC) by October 31, 2018;

•	the failure by the High Court of Justice of England to enter an order recognizing and enforcing the RJ Plan, in form and substance acceptable to the Investors, by March 31, 2019;

•	the failure by the Judicial Court of the Region of Lisbon to enter an order recognizing and enforcing the RJ Plan, in form and substance acceptable to the Investors, by October 15, 2018;

•	there shall have been a material breach by any of the RJ Debtors of any of their obligations under the RJ Plan; or

•	there shall have been a material breach by any of the RJ Debtors of any of their representation, warranty or covenant under the Commitment Agreement.

If Backstop Investors holding more than 60% in amount of the total Backstop Commitments determine to terminate the Commitment Agreement, the non-terminating Backstop Investors shall have the option, at their sole and absolute discretion, to continue to be parties to the Commitment Agreement subject to increasing their Backstop Commitments to cover 100% of the Backstop Commitments (including those of the terminating Backstop Investors) with no corresponding increase in their commitment fee.

Form of Shares Acquired by Backstop Investors

Each Backstop Investor will have the option to require that its Unsubscribed Shares and/or Commitment Fee Shares be deposited with the ADS Custodian under the ADS Deposit Agreement and that we instruct the ADS Depositary to deliver “restricted” ADSs issuable upon that deposit to the securities account of that Backstop Investor. Any “restricted” ADSs issued to any Backstop Investor will contain a legend prohibiting the transfer of that ADS or the surrender for cancellation of that ADS unless a registration statement under the securities act for such ADS has been filed or such transaction is exempt from, or not subject to, the registration requirements of the securities act, as confirmed by an opinion of counsel if requested by the Depositary and in accordance with any other applicable securities laws. For more information, see “Shares Eligible for Future Sale.”

Certain Matters Relating to Non-U.S. Jurisdictions

This prospectus is not an offer to sell and it is not a solicitation of an offer to buy securities in any jurisdiction in which the offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. We have not taken any action under non-U.S. regulations to facilitate a public offer of the New Common Shares outside the United States. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether there are any restrictions or limitations on transactions in the Common Share Rights, Common ADS Rights, New Common Shares or New Common ADSs that may apply in their home countries. We cannot provide any assurance about whether such limitations may exist.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”), neither the New Common Shares nor the New Common ADSs have been offered or will be offered to the public in that Relevant Member State, except that offers of any New Common Shares or New Common ADSs may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Directive); or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of New Common Shares or New Common ADSs shall require Oi to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

provided that no such offer of New Common Shares or New Common ADSs shall require Oi to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any New Common Shares or New Common ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any New Common Shares or New Common ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any New Common Shares or New Common ADSs, as the same may be varied in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

This prospectus does not constitute an offer of New Common Shares or New Common ADSs to the public in the United Kingdom. No prospectus has been or will be approved in the United Kingdom in respect of the New Common Shares or New Common ADSs. Consequently this document is being distributed only to, and is directed at (a) persons who are outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (c) high net worth entities falling within article 49(2) of the Order, and other persons to whom it may be lawfully communicated (all such persons together being referred to as “relevant persons”). In addition, this communication is, in any event only directed at persons who are “qualified investors” (within the meaning of Section 86(7) of the Financial Services and Markets Act 2000, as amended. Any person who is not a relevant person should not act or rely on this document or any of its contents. Persons into whose possession this prospectus may come are required by Oi to inform themselves about and to observe such restrictions.

Notice to Prospective Investors in Switzerland

Neither the New Common Shares nor the New Common ADSs may be publicly offered into or in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under Article 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland and therefore do not constitute an issuance prospectus within the meaning of the Swiss Code of Obligations or a listing prospectus within the meaning of the SIX listing rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the New Common Shares or the New Common ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material provisions of Oi’s by-laws and of the Brazilian Corporate Law. In Brazil, a company’s by-laws (estatuto social) are the principal governing document of a corporation (sociedade anônima). This summary also includes relevant provisions of the RJ Plan. In case of a conflict and/or discrepancy between the RJ Plan and Oi’s by-laws’ rules, the RJ Plan shall prevail.

General

Oi’s registered name is Oi S.A. – In Judicial Reorganization, and its registered office is located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Oi’s registration number with the Board of Trade of the State of Rio de Janeiro is No. 33.3.0029520-8. Oi has been duly registered with the CVM under No. 11312 since March 27, 1980. Oi’s headquarters are located in City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Oi has a perpetual existence.

As of September 28, 2018, Oi had outstanding share capital of R$32,038,471,375.00, comprised of 2,340,060,505 total shares, consisting of 2,182,333,264 issued Common Shares and 157,727,241 issued Preferred Shares, including 32,030,595 Common Shares and 1,811,755 Preferred Shares held in treasury. All of Oi’s outstanding share capital is fully paid. All of Oi’s shares are without par value. Under the Brazilian Corporate Law, the aggregate number of Oi’s non-voting and limited voting preferred shares may not exceed two-thirds of Oi’s total outstanding share capital. In addition, Oi’s board of directors may increase Oi’s share capital to a number of Common Shares equivalent to R$38,038,701,741.49, provided that no Preferred Shares are issued by Oi in public or private subscriptions.

Section 6.1 of the RJ Plan provides that following the completion of the Capitalization of Credits Capital Increase, Oi must complete a cash capital increase of R$4 billion in order to ensure that it has the funds necessary to complete the capital expenditures necessary to modernize its infrastructure and implement the business plan provided under Section 6 of the RJ Plan. This cash capital increase, of which the Rights Offer is a part, must be completed as soon as possible following the completion of the Capitalization of Credits Capital Increase and, in any event, by no later than February 28, 2019.

Section 5.3 of the RJ Plan also allows Oi to raise up to R$2.5 billion in additional funds during the two-year period beginning on the Brazilian Confirmation Date, which occurred on February 5, 2018, including through additional capital increases. Any such additional capital increases must comply with the terms of the RJ Plan and Oi’s by-laws.

Corporate Purposes

Under Article 2 of Oi’s by-laws, Oi’s corporate purposes are:

•	to offer telecommunications services and all activities required or useful for the operation of these services, in conformity with its concessions, authorizations and permits;

•	to participate in the capital of other companies;

•	to organize wholly-owned subsidiaries for the performance of activities that are consistent with its corporate purposes and recommended to be decentralized;

•	to import, or promote the importation of, goods and services that are necessary to the performance of activities consistent with its corporate purposes;

•	to provide technical assistance services to other telecommunications companies engaged in activities of common interest;

•	to perform study and research activities aimed at the development of the telecommunications sector;

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to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of its services, with no loss of its attributions and responsibilities; and

•	to perform other activities related to the above corporate purposes.

Board of Directors

Oi’s by-laws provide for a board of directors of up to 11 members with no alternate members. Members who are absent at meetings will be entitled to appoint a substitute among the present members to vote in their stead. Under Oi’s by-laws, any matters subject to the approval of Oi’s board of directors can be approved only by a majority of votes of the members of Oi’s board of directors. In the event of a tie, the chairman of the board of directors shall cast the deciding vote. Under Oi’s by-laws, Oi’s board of directors may only deliberate if a majority of its members are present at a duly convened meeting.

Oi’s board of directors is presided over by the chairman of the board of directors and, in his or her absence, on an interim basis, by the vice-chairman of the board of directors and, in his or her absence, on an interim basis, by another member appointed by the chairman or, if no such member has been appointed, by another member appointed by the other members in attendance. Pursuant to Oi’s bylaws, the chairman and vice-chairman of Oi’s board of directors are elected by the members of the Oi’s board of directors during their first meeting following their election. Oi’s by-laws provide that the positions of chairman of Oi’s board of directors and Oi’s chief executive officer or principal executive may not be held by the same person.

On September 17, 2018, the general shareholders’ meeting of Oi ratified the election of the members of the New Board as indicated by Oi’s management. The effectiveness of the installation of the members of the New Board was conditioned on the prior approval of ANATEL, which ANATEL conditionally granted on September 13, 2018 and confirmed on September 18, 2018. On September 26, 2018, Oi announced to the market that the chairman of the New Board received a correspondence from Mr. Marcos Duarte Santos informing him that, for supervening personal and professional reasons, Mr. Santos will not take office as a member of the New Board. On October 4, 2018, Oi’s board of directors nominated Mr. Roger Solé Rafols to fill the vacant position in the New Board. The effectiveness of Mr. Solé’s installation is conditioned on ANATEL’s approval. For more information about Mr. Solé’s business experience, areas of expertise and principal outside business interests, see “Management—Board of Directors—Director Nominee.” Each member of the New Board will serve a two-year term. The members of the New Board may not be removed from office, except due to gross mistake, willful misconduct, gross negligence, abuse of term of office or violation of fiduciary duties in accordance with applicable law. Following the expiration of the term of the New Board, the election of subsequent boards of directors will follow the rules established by Oi’s by-laws and the Brazilian Corporate Law. For more information about the members of the New Board, see “Management—Board of Directors.”

The following paragraphs describe the material provisions of Oi’s by-laws and of the Brazilian Corporate Law that will apply to the members of Oi’s board of directors.

Election of Directors

The members of Oi’s board of directors are elected at general meetings of shareholders for concurrent two-year terms. The tenure of the members of the board of directors and board of executive officers will be conditioned on such members signing a Term of Consent (Termo de Anuência dos Administradores) in accordance with the Level 1 Corporate Governance Listing Segment of the B3 and complying with applicable legal requirements.

Qualification of Directors

There is no minimum share ownership or residency requirement to qualify for membership on Oi’s board of directors. Oi’s by-laws do not require the members of its board of directors to be residents of Brazil. The Brazilian Corporate Law requires each of Oi’s executive officers to be residents of Brazil. The tenure of the members of the board of directors will be conditioned on the appointment of a representative who resides in Brazil, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a validity term of at least three years after the end of the term of office. Pursuant to Oi’s by-laws, Oi’s directors may not (1) hold positions, particularly positions in advisory, management or audit committees, of companies that compete with Oi or its subsidiaries, and (2) may not have conflicts of interest with Oi or its subsidiaries.

Pursuant to Oi’s by-laws, at least 20% of the members of the Oi’s board of directors must be independent as defined in the listing regulations of the Novo Mercado segment of the B3 and must be expressly declared as independent in the shareholders’ meeting that elects them, being also considered as independent the members elected as per article 141, paragraphs 4 and 5 of the Brazilian Corporate Law. All of the members of the New Board are independent.

Fiduciary Duties and Conflicts of Interest

All members of Oi’s board of directors owe fiduciary duties to Oi and all of Oi’s shareholders.

Under the Brazilian Corporate Law, if one of Oi’s directors or one of Oi’s executive officers has a conflict of interest with Oi in connection with any proposed transaction, such director, alternate director or executive officer may not vote in any decision of Oi’s board of directors or of Oi’s board of executive officers, as the case may be, regarding such transaction and must disclose the nature and extent of his or her conflicting interest for inclusion in the minutes of the applicable meeting.

Any transaction in which one of Oi’s directors or executive officers may have an interest, including any financings, can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporate Law provides that the transaction may be nullified and the interested director or executive officer must return to Oi any benefits or other advantages that he or she obtained from, or as result of, such transaction. Under the Brazilian Corporate Law and upon the request of a shareholder who owns at least 5.0% of Oi’s total share capital, Oi’s directors and executive officers must reveal to Oi’s shareholders at an ordinary meeting of Oi’s shareholders certain transactions and circumstances that may give rise to a conflict of interest. In addition, Oi or any shareholder who owns 5.0% or more of Oi’s share capital may bring an action for civil liability against directors and executive officers for any losses caused to Oi as a result of a conflict of interest.

Compensation

Under Oi’s by-laws, holders of Common Shares approve the aggregate compensation payable to Oi’s board of directors, board of executive officers and fiscal council. Subject to this approval, Oi’s board of directors establishes the compensation of its members and of Oi’s executive officers. See “Management—Compensation.”

Mandatory Retirement

Neither the Brazilian Corporate Law nor Oi’s by-laws establish any mandatory retirement age for Oi’s directors or executive officers.

Share Capital

Under the Brazilian Corporate Law, the number of Oi’s issued and outstanding non-voting shares or shares with limited voting rights, such as Preferred Shares, may not exceed two-thirds of Oi’s total outstanding share capital.

Each Common Share entitles its holder to one vote at Oi’s annual and extraordinary shareholders’ meetings. Holders of Common Shares are not entitled to any preference in respect of dividends or other distributions or otherwise in case of Oi’s liquidation.

Preferred Shares are non-voting, except in limited circumstances, and do not have priority over Common Shares in the case of Oi’s liquidation. See “—Voting Rights” for information regarding the voting rights of Preferred Shares and “Dividends and Dividend Policy—Calculation of Adjusted Net Profit” and “—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of Preferred Shares.

The issuance of new Preferred Shares by Oi is prohibited.

Shareholders’ Meetings

Under the Brazilian Corporate Law, Oi’s shareholders must hold their ordinary annual meeting by April 30 of each year in order to:

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approve or reject the financial statements approved by Oi’s board of directors and board of executive officers, including any recommendation by Oi’s board of directors for the allocation of net profit and distribution of dividends; and

•	elect members of Oi’s board of directors (upon expiration of their two-year terms) and members of Oi’s fiscal council.

In addition to the annual shareholders’ meetings, holders of Common Shares have the power to determine any matters related to changes in Oi’s corporate purposes and to pass any resolutions they deem necessary to protect and enhance Oi’s development whenever Oi’s interests so require, by means of extraordinary shareholders’ meetings.

Oi convenes shareholders’ meetings, including the annual shareholders’ meeting, by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the State of Rio de Janeiro. Under the Brazilian Corporate Law, on the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date, and companies that have issued ADSs must publish their notice at least 30 days prior to the scheduled meeting date. Oi publishes notices of meetings 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to Oi’s by-laws, a description of the subject matter of the proposed amendment.

Oi’s board of directors may convene a shareholders’ meeting. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by Oi’s shareholders as follows:

•	by any of Oi’s shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, Oi’s directors do not convene a shareholders’ meeting required by law within 60 days;

•	by shareholders holding at least 5% of Oi’s total share capital if, after a period of eight days, Oi’s directors fail to call a shareholders’ meeting that has been requested by such shareholders; and

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by shareholders holding at least 5% of either Oi’s total voting share capital or Oi’s total non-voting share capital, if after a period of eight days, Oi’s directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal council that has been requested by such shareholders.

In addition, Oi’s fiscal council may convene a shareholders’ meeting if Oi’s board of directors does not convene an annual shareholders’ meeting within 30 days or at any other time to consider any urgent and serious matters.

Each shareholders’ meeting shall be convened and presided over by the chairman of the board of directors or his or her valid proxy. In the case of absence of the chairman or his or her proxy, the meeting shall be convened and presided over by the vice-chairman of the board of directors or his or her valid proxy. In the case of absence of the vice-chairman or his or her proxy, the meeting shall be convened and presided by any director present at the meeting. The chairman of the meeting shall be responsible for choosing the secretary of the meeting.

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least 25% of Oi’s issued and outstanding voting share capital must be present on first call. However, shareholders representing at least two-thirds of Oi’s issued and outstanding voting share capital must be present on first call at a shareholders’ meeting called to amend Oi’s by-laws. If a quorum is not present, Oi’s board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

Under the Brazilian Corporate Law and Oi’s by-laws, each Common Share entitles its holder to one vote at Oi’s shareholders’ meetings. Preferred Shares generally do not confer voting rights, except in limited circumstances described below. Oi may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of Common Shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporate Law, the approval of shareholders representing at least half of Oi’s outstanding voting shares is required for the types of action described below:

•	reducing the mandatory dividend set forth in Oi’s by-laws;

•	changing its corporate purpose;

•	merging Oi with another company, or consolidating Oi, subject to the conditions set forth in the Brazilian Corporate Law;

•	transferring all of Oi’s shares to another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

•	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

•	dissolving or liquidating Oi or canceling any ongoing liquidation;

•	creating any founders’ shares (partes beneficiárias) entitling the holders thereof to participate in Oi’s profits; and

•	spinning-off of all or any part of Oi.

Decisions on the transformation of Oi into another form of company require the unanimous approval of Oi’s shareholders, including the holders of Preferred Shares.

Oi is required to give effect to shareholders’ agreements that contain provisions regarding the purchase or sale of Oi’s shares, preemptive rights to acquire Oi’s shares, the exercise of the right to vote Oi’s shares or the power to control Oi, if these agreements are filed at Oi’s headquarters in Rio de Janeiro. Brazilian Corporate Law requires the president of any meeting of shareholders or board of directors to disregard any vote taken by any of the parties to any shareholders’ agreement that has been duly filed with Oi that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders’ agreement (or a director appointed by such shareholder) is absent from any meeting of shareholders or board of directors or abstains from voting, the other party or parties to that shareholders’ agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders’ agreement. Currently, no shareholders’ agreement affecting Oi’s shares has been filed at Oi’s headquarters in Rio de Janeiro.

Under the Brazilian Corporate Law, neither Oi’s by-laws nor actions taken at a shareholders’ meeting may deprive any of Oi’s shareholders of certain specific rights, including:

•	the right to participate in the distribution of Oi’s profits;

•	the right to participate in any remaining residual assets in the event of Oi’s liquidation;

•	the right to supervise the management of Oi’s corporate business as specified in the Brazilian Corporate Law;

•	the right to preemptive rights in the event of an issuance of Oi’s shares, debentures convertible into Oi’s shares or subscription bonuses, other than as provided in the Brazilian Corporate Law; and

•	the right to withdraw from Oi under the circumstances specified in the Brazilian Corporate Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of Oi’s voting shares have the right to request that Oi adopt a cumulative voting procedure for the election of the members of Oi’s board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold either:

•	Preferred Shares representing at least 10% of Oi’s total share capital; or

•	Common Shares representing at least 15% of Oi’s voting capital,

have the right to appoint one member to Oi’s board of directors at Oi’s annual shareholders’ meeting. If no group of holders of Common Shares or Preferred Shares meets the thresholds described above, shareholders holding Common Shares or Preferred Shares representing at least 10% of Oi’s total share capital are entitled to combine their holdings to appoint one member to Oi’s board of directors. In the event that minority holders of Common Shares and/or holders of non-voting Preferred Shares elect a director and the cumulative voting procedures described above are also used, Oi’s controlling shareholders, if any, always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of Oi’s board of directors. The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the director will be appointed.

Under Oi’s by-laws, holders of Preferred Shares may appoint, by separate voting, one board member.

In accordance with the Brazilian Corporate Law, the holders of Preferred Shares are entitled to elect one member and an alternate to Oi’s fiscal council in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must number more than the directors and alternates elected by the holders of Preferred Shares and the minority shareholders.

Voting Rights of Preferred Shares

Holders of Preferred Shares are not entitled to vote on any matter, except:

•	with respect to the election of a member of Oi’s board of directors by holders of Preferred Shares holding at least 10% of Oi’s total share capital as described above;

•	with respect to the election of a member and alternate member of Oi’s fiscal council as described above;

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with respect to the approval of the contracting of foreign entities related to the controlling shareholders of Oi, if any, to provide management services, including technical assistance. In these cases, Preferred Shares will have the right to vote separately from the Common Shares;

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with respect to the approval of the contracting of foreign entities related to the controlling shareholders of Oi, if any, to provide management services, including technical assistance, the remuneration for which shall not exceed 0.1% of Oi’s consolidated annual sales for fixed switched telephone service, net of taxes; and

•	in the limited circumstances described below.

The Brazilian Corporate Law and Oi’s by-laws provide that Oi’s preferred shares will acquire unrestricted voting rights and will be entitled to vote together with Oi’s common shares on all matters put to a vote in Oi’s shareholders’ meetings if the Minimum Preferred Dividend is not paid for a period of three years. As a result of Oi’s failure to pay the Minimum Preferred Dividend for 2014, 2015 and 2016, holders of Oi’s preferred shares obtained full voting rights on April 28, 2017, the date that Oi’s annual shareholders’ meeting approved our financial statements for fiscal year 2016.

This voting right will continue until the date on which Oi pays the Minimum Preferred Dividend for the then-most recently completed fiscal year. During the period during which holders of Preferred Shares are entitled to vote together with Common Shares, holders of Preferred Shares will not be entitled to the separate votes described above with respect to the election of a member of Oi’s board of directors, a member and alternate member of Oi’s fiscal council, the approval of the contracting of foreign entities, or decisions relating to the employment of foreign entities.

Liquidation

Oi may be liquidated in accordance with the provisions of Brazilian law. In the event of Oi’s extrajudicial liquidation, a shareholders’ meeting will determine the manner of Oi’s liquidation and appoint Oi’s liquidator and Oi’s fiscal council that will function during the liquidation period.

Upon Oi’s liquidation, Preferred Shares do not have a liquidation preference over Common Shares in respect of the distribution of Oi’s net assets, but shall be entitled to unrestricted voting rights. In the event of Oi’s liquidation, the assets available for distribution to Oi’s shareholders would be distributed to Oi’s shareholders in an amount equal to their pro rata share of Oi’s legal capital. If the assets to be so distributed are insufficient to fully compensate all of Oi’s shareholders for their legal capital, each of Oi’s shareholders would receive a pro rata amount (based on their pro rata share of Oi’s legal capital) of any assets available for distribution.

Preemptive Rights

Under the Brazilian Corporate Law, each of Oi’s shareholders has a general preemptive right to subscribe for Oi’s shares or securities convertible into Oi’s shares in any capital increase, in proportion to the number of Oi’s shares held by such shareholder.

Under Oi’s by-laws, Oi’s board of directors or Oi’s shareholders, as the case may be, may decide not to extend preemptive rights to Oi’s shareholders with respect to any issuance of Oi’s shares, debentures convertible into Oi’s shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public offering or sale through a stock exchange. The preemptive rights are transferable and must be exercised within a period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into Oi’s shares. Holders of ADSs may not be able to exercise the preemptive rights relating to Oi’s shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Oi is not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of ADSs, and Oi is not required to file any such registration statement.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Oi’s by-laws or Oi’s shareholders at a shareholders’ meeting may authorize Oi to use its profits or reserves to redeem or amortize Oi’s shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporate Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of Oi’s share capital. The Brazilian Corporate Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if Oi were liquidated. If an amortization distribution has been paid prior to Oi’s liquidation, then upon Oi’s liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of Oi’s capital.

The Brazilian Corporate Law authorizes Oi’s shareholders to approve in a shareholders’ meeting the redemption of Oi’s shares not held by Oi’s controlling shareholders, if any, if after a tender offer effected for the purpose of delisting Oi as a publicly held company, Oi’s controlling shareholders, if any, increase their participation in Oi’s total share capital to more than 95%. The redemption price in such case would be the same price paid for Oi’s shares in any such tender offer.

The Brazilian Corporate Law and Oi’s by-laws also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of Oi’s shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from Oi under certain circumstances described below under “—Rights of Withdrawal.”

Mandatory Tender Offers

The Brazilian Corporate Law requires that if the Common Shares are delisted from the B3 or there is a substantial reduction in liquidity of the Common Shares, as defined by the CVM, in each case as a result of purchases by Oi’s controlling shareholders, Oi’s controlling shareholders must effect a tender offer for acquisition of the remaining Common Shares at a purchase price equal to the fair value of the Common Shares taking into account the total number of outstanding Common Shares. Oi’s bylaws require the cancellation of Oi’s registration as a public company with the CVM or Oi’s delisting from the Level 1 Corporate Governance Listing Segment of the B3 be preceded by a public tender offer for acquisition of the all of the capital stock of Oi based on a fair market valuation of Oi’s capital stock, in accordance with the Brazilian Corporate Law and the regulations issued by the CVM. The requirement to conduct a mandatory tender offer preceding Oi’s delisting from the Level 1 Corporate Governance Listing Segment of the B3 may be avoided if Oi instead joins the Novo Mercado or Level 2 Corporate Governance Listing Segment of the B3 or, certain conditions being met, in the case of a voluntary withdrawal from the Level 1 Corporate Governance Listing Segment of the B3.

Oi’s bylaws require that any transaction or series of transactions that results in a change of control of Oi be preceded by a public offer for the purchase of all of Oi’s capital stock by the prospective purchaser in order to ensure the equitable treatment of all of Oi’s shareholders, in accordance with the rules of the Novo Mercado segment of the B3.

Rights of Withdrawal

The Brazilian Corporate Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from Oi and be reimbursed by Oi for the value of the Common Shares or Preferred Shares that it then holds.

This right of withdrawal may be exercised by the dissenting or non-voting holders (including any holder of Preferred Shares) in the event that the holders of a majority of all outstanding Common Shares authorize:

•	a reduction of the mandatory dividend set forth in Oi’s by-laws;

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to create Preferred Shares or to increase the existing classes of Preferred Shares, without maintaining the proportion with the remaining classes of Preferred Shares, except if provided for and authorized in the by-laws, subject to the conditions set forth in the Brazilian Corporate Law;

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changes in the preferences, advantages and conditions of redemption or amortization of one or more classes of Preferred Shares, or the creation of a new class with greater privileges, subject to the conditions set forth in the Brazilian Corporate Law;

•	Oi’s participation in a centralized group of companies;

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;

•	a change in Oi’s corporate purpose;

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spinning off of all or any part of Oi, if such spin-off results in (1) a change in Oi’s business purpose (except if the spun-off assets revert to a company whose main purpose is the same as Oi’s), (2) a reduction of the mandatory dividend set forth in Oi’s by-laws, or (3) Oi’s participation in a centralized group of companies; or

•	in one of the following transactions in which the shares held by such holders do not meet liquidity and dispersion thresholds under the Brazilian Corporate Law:

➣	the merger of Oi with another company, or the consolidation of Oi, in a transaction in which Oi is not the surviving entity;

➣	the transfer of all of the outstanding shares of another company to Oi in an incorporação de ações transaction; or

➣	Oi’s participation in a centralized group of companies.

Dissenting or non-voting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that Oi is consolidated or merged with another company, becomes part of a centralized group of companies, or acquires the control of another company for a price in excess of certain limits imposed by the Brazilian Corporate Law, holders of any type or class of Oi’s shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of the IBOVESPA index are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if (1) there is a change in the corporate purpose, (2) there is a reduction in the mandatory dividend, or (3) the spin-off results in Oi’s participation in a centralized group of companies.

Only shareholders who own shares on the date of publication of the first notice convening the relevant shareholders’ meeting or the material fact notice concerning the relevant transaction is published, whichever is earlier, will be entitled to withdrawal rights. Shareholders will only be entitled to exercise withdrawal rights with respect to the shares held by them from such date until the date withdrawal rights are exercised.

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the book value of the shares, determined on the basis of Oi’s most recent audited balance sheet approved by Oi’s shareholders. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights, except when the resolution is approved pending confirmation by the holders of Preferred Shares (such confirmation to be given at an extraordinary meeting of such holders of Preferred Shares to be held within one year). In this event, the 30-day period for dissenting shareholders begins at the date of publication of the minutes of the extraordinary meeting of such holders of Preferred Shares. Oi’s shareholders may reconsider any resolution giving rise to withdrawal rights within 10 days after the expiration of the exercise period of withdrawal rights if Oi’s management believes that the withdrawal of shares of dissenting shareholders would jeopardize Oi’s financial stability.

Liability of Oi’s Shareholders for Further Capital Calls

Neither Brazilian law nor Oi’s by-laws require any capital calls. Oi’s shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Inspection of Corporate Records

Shareholders that own 5% or more of Oi’s outstanding share capital have the right to inspect Oi’s corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of Oi, if (1) Oi or any of its officers or directors have committed any act contrary to Brazilian law or Oi’s by-laws, or (2) there are grounds to suspect that there are material irregularities in Oi. However, in either case, the shareholder that desires to inspect Oi’s corporate records must obtain a court order authorizing the inspection.

Disclosures of Share Ownership

Brazilian regulations require that (1) each of Oi’s direct or indirect controlling shareholders, if any, and (2) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest that would result in an increase or decrease corresponding to 5%, or any 5% multiple thereof, of the total number of Oi’s shares of any type or class to disclose its or their share ownership or divestment to Oi, and Oi is responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition.

Oi’s controlling shareholders, if any, members of Oi’s board of directors, board of executive officers, fiscal council and members of other bodies created pursuant to Oi’s by-laws with technical or consulting functions must file a statement of any change in their holdings of Oi’s shares with the CVM and the Brazilian stock exchanges on which Oi’s securities are traded. Oi also must disclose any trading of its shares by Oi or Oi’s controlled or related companies.

Form and Transfer

Common Shares and Preferred Shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of Oi’s shares is governed by Article 35 of the Brazilian Corporate Law, which provides that a transfer of shares is effected by Oi’s transfer agent, Banco do Brasil S.A., by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to Oi by a transferor or its representative. When Common Shares or Preferred Shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of Oi’s transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of Oi’s shares. Provided that the provisions of Resolution No. 4,373 are observed, transfers of Oi’s shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Brazilian Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

The B3 operates a central clearing system, the CSD. A holder of Oi’s shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the CSD (through a Brazilian institution that is duly authorized to operate by the Brazilian Central Bank and maintains a clearing account with the CSD). Shares subject to the custody of the CSD are noted as such in Oi’s registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the CSD and will be treated in the same manner as shareholders registered in Oi’s books.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following is a summary of the material provisions of the deposit agreement, which we refer to as the ADS Deposit Agreement, pursuant to which the New Common ADSs are to be issued. This summary is subject to and qualified in its entirety by reference to the ADS Deposit Agreement, including the form of American Depositary Receipt, or ADR, attached thereto. A copy of the ADS Deposit Agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the ADS Deposit Agreement from the SEC’s website (www.sec.gov) or from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-195520 when retrieving such copy. Copies of the ADS Deposit Agreement are also available for inspection at the corporate trust office of The Bank of New York Mellon, the ADS Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Itaú Unibanco S.A., the ADS Custodian, currently located at Rua Ururaí, 111, Prédio B, Piso Térreo, Tatuapé, 03084-101, São Paulo, SP Brazil. The ADS Depositary’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

General

The Bank of New York Mellon, as the ADS Depositary, registers and delivers Common ADSs. Each Common ADS represents five Common Shares (or a right to receive five Common Shares), deposited with the principal São Paulo office of Itaú Unibanco S.A., as the ADS Custodian. Each Common ADS also represents any other securities, cash or other property which may be held by the ADS Depositary under the ADS Deposit Agreement.

You may hold Common ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of Common ADSs, registered in your name, or (ii) by having Common ADSs registered in your name in the Direct Registration System, or DRS, or (B) indirectly by holding a security entitlement in Common ADSs through your broker or other financial institution. If you hold Common ADSs directly, you are a registered Common ADS holder, also referred to as an Common ADS Holder. This description assumes you are a Common ADS Holder. If you hold Common ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Common ADS Holders described in this section. You should consult with their broker or financial institution to find out what those procedures are.

DRS is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the ADS Depositary may register the ownership of uncertificated Common ADSs, which ownership shall be evidenced by periodic statements sent by the ADS Depositary to the registered holders of uncertificated Common ADSs.

As a Common ADS holder, Oi will not treat you as one of its shareholders, and you will therefore not have shareholder rights established by Brazilian law and by Oi’s bylaws. Since the ADS Depositary is the registered holder of all Common Shares underlying the Common ADSs, the ADS Depositary will be treated as Oi’s shareholder. The ADS Deposit Agreement among Oi, the ADS Depositary and all holders of Oi’s Common ADSs, sets forth the rights of all Common ADS Holders, as well as the rights and obligations of the ADS Depositary. New York law governs the ADS Deposit Agreement and the Common ADSs. The following is a summary of the material provisions of the ADS deposit Agreement. For more complete information, you should read the entire ADS Deposit Agreement and the form of ADR relating to the Common ADSs.

Fees and Expenses

Persons depositing or withdrawing Common Shares must pay:

•	US$5.00 (or less) per 100 Common ADSs (or portion of 100 Common ADSs) for the issuance of Common ADSs, including issuances resulting from a distribution of Common Shares or rights or other property;

•

US$5.00 (or less) per 100 Common ADSs (or portion of 100 Common ADSs) for the cancellation of Common ADSs for the purpose of withdrawal, including in the event of the termination of the ADS Deposit Agreement;

•	US$0.02 (or less) per Common ADS (or portion thereof) for any cash distribution;

•	US$0.02 (or less) per Common ADS (or portion thereof) per calendar year for depositary services;

•

in the event of distributions of securities (other than Common Shares), a fee equivalent to the fee for the issuance of Common ADSs referred to above, which would have been charged, as a result of the deposit of such securities (treating such securities as Common Shares);

•

registration or transfer fees for the transfer and registration of Common Shares on Oi’s share register to or from the name of the ADS Depositary or its agent when you deposit or withdraw Common Shares;

•	charges of the ADS Depositary for (1) cable, telex and facsimile transmissions (when expressly provided in the ADS Deposit Agreement), and (2) expenses of converting foreign currency to U.S. dollars;

•

taxes and other governmental charges the ADS Depositary or the ADS Custodian have to pay on any Common ADS or Common Share underlying a Common ADS, for example, stock transfer taxes, stamp duty or withholding taxes, as necessary; and

•	any charges incurred by the ADS Depositary or its agents for servicing the deposited securities, as necessary

The ADS Depositary collects its fees for the delivery and surrender of Common ADSs directly from investors depositing Common Shares or surrendering Common ADSs or from intermediaries acting for them. The ADS Depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The ADS Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The ADS Depositary may collect any of its fees by deduction from any cash distribution payable to Common ADS Holders that are obligated to pay those fees. The ADS Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the ADS Depositary may make payments to Oi to reimburse and / or share revenue from the fees collected from Common ADS Holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of the establishment and maintenance of the Common ADS program. In performing its duties under the ADS Deposit Agreement, the ADS Depositary may use brokers, dealers or other service providers that are affiliates of the ADS Depositary and that may earn or share fees or commissions.

The ADS Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the ADS Deposit Agreement and the rate that the ADS Depositary or its affiliate receives when buying or selling foreign currency for its own account. The ADS Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the ADS Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Common ADS Holders, subject to the ADS Depositary’s obligations under the ADS Deposit Agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Dividends and Other Distributions

•	How will Common ADS Holders receive dividends and other distributions on the Common Shares?

The ADS Depositary has agreed to pay to Common ADSs Holders the cash dividends or other distributions it or the ADS Custodian receives on Common Shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Common Shares your Common ADSs represent.

•

Cash. The ADS Depositary will convert any cash dividend or other cash distribution Oi pays on the Common Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the ADS deposit Agreement allows the ADS Depositary to distribute the foreign currency only to those Common ADS Holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Common ADS Holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. The ADS Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the real-to-dollar exchange rate fluctuates during a time when the ADS Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares. The ADS Depositary may distribute additional Common ADSs representing any Common Shares Oi distributes as a dividend or free distribution. The ADS Depositary will only distribute whole Common ADSs. It will sell Common Shares which would require it to deliver a fractional Common ADS and distribute the net proceeds in the same manner and subject to the same conditions as if such amount were a cash dividend or other cash distribution. If the ADS Depositary does not distribute additional Common ADSs, the outstanding Common ADSs will also represent the new Common Shares. The ADS Depositary may sell a portion of the distributed Common Shares sufficient to pay its fees and expenses in connection with that distribution.

•

Rights to Purchase Additional Shares. If Oi offers holders of its securities any rights to subscribe for additional Common Shares or any other rights, the ADS Depositary may make these rights available to Common ADS Holders. If the ADS Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the ADS Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The ADS Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the ADS Depositary makes rights available to Common ADS Holders, it will exercise the rights and purchase the Common Shares on your behalf. The ADS Depositary will then deposit the Common Shares and deliver Common ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the Common ADSs represented by Common Shares purchased upon exercise of rights. For example, you may not be able to trade these Common ADSs freely in the United States. In this case, the ADS Depositary may deliver restricted depositary Common Shares that have the same terms as the Common ADSs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions. The ADS Depositary will send to Common ADS Holders anything else Oi distributes on deposited securities in any manner it may reasonably deem equitable and practicable for accomplishing such distribution. If in the opinion of the ADS Depositary such a distribution is deemed not to be feasible, the ADS Depositary may either sell the property Oi distributed and distribute the net proceeds in the same manner and subject to the same conditions as if such amount were a cash dividend or other cash distribution or it may hold the distributed property, in which case Common ADSs will also represent the newly distributed property. However, the ADS Depositary is not required to distribute any securities (other than Common ADSs) to Common ADS Holders unless it receives satisfactory evidence from Oi that it is legal to make that distribution. The ADS Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The ADS Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Common ADS Holders. Oi has no obligation to register Common ADSs, Common Shares, rights or other securities under the Securities Act. Oi also has no obligation to take any other action to permit the distribution of Common ADSs, Common Shares, rights or anything else to ADS holders. This means that you may not receive the distributions Oi makes on Common Shares or any value for them if it is illegal or impractical for Oi to make them available to you.

Deposit, Withdrawal and Cancellation

How are Common ADSs issued?

The ADS Depositary will deliver Common ADSs if you or your broker deposits Common Shares or evidence of rights to receive Common Shares with the ADS Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will register the appropriate number of Common ADSs in the names you request and will deliver the Common ADSs to or upon the order of the person or persons that made the deposit.

How can Common ADS Holders withdraw the deposited securities?

Common ADSs Holders may surrender their Common ADSs at the ADS Depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will deliver the Common Shares and any other deposited securities underlying the Common ADSs to the Common ADS Holder or a person the Common ADS Holder designates at the office of the ADS Custodian. Or, at your request, risk and expense, the ADS Depositary will deliver the deposited securities at its corporate trust office, if feasible.

Common ADS Holders have the right to cancel their Common ADSs and withdraw the underlying Common Shares at any time except:

•

when temporary delays arise because: (1) the ADS Depositary has closed its transfer books or Oi has closed its transfer books, (2) the transfer of Common Shares is blocked to permit voting at a shareholders’ meeting, or (3) Oi is paying a dividend on its Common Shares;

•	when you owe money to pay fees, taxes and similar charges; and

•

when it is necessary to prohibit withdrawals in order to comply with any U.S. or foreign laws or governmental regulations that apply to Common ADSs or to the withdrawal of Common Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the ADS Deposit Agreement.

How do Common ADS Holders interchange between certificated Common ADSs and uncertificated Common ADSs?

You may surrender your ADR to the ADS Depositary for the purpose of exchanging your ADR for uncertificated Common ADSs. The ADS Depositary will cancel that ADR and will send to the Common ADS Holder a statement confirming that the Common ADS Holder is the registered holder of uncertificated Common ADSs.

Upon receipt by the ADS Depositary of a proper instruction from a registered holder of uncertificated Common ADSs requesting the exchange of uncertificated Common ADSs for certificated Common ADSs, the ADS Depositary will execute and deliver to the Common ADS Holder an ADR evidencing those Common ADSs.

Voting Rights

How do you vote?

The Common Shares entitle their holders to vote on all matters presented to a vote of shareholders of Oi as set forth under “Description of Share Capital—Voting Rights.”

Common ADS Holders do not have voting rights but may instruct the ADS Depositary to vote the number of deposited Common Shares their Common ADSs represent. The ADS Depositary will notify Common ADS Holders of shareholders’ meetings and arrange to deliver Oi’s voting materials to them if Oi asks it to. Those materials will describe the matters to be voted on and explain how Common ADS Holders may instruct the ADS Depositary how to vote. For instructions to be valid, they must reach the ADS Depositary by a date set by the ADS Depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the Common Shares. However, you may not know about the meeting enough in advance to withdraw the Common Shares.

The ADS Depositary will try, as far as practical, subject to the laws of Brazil and of Oi’s by-laws, to vote or to have its agents vote the Common Shares or other deposited securities as instructed by Common ADS Holders. The ADS Depositary will only vote or attempt to vote as instructed or as provided in the following sentence. If Oi requested the ADS Depositary to solicit your voting instructions at least 30 days before the meeting date but the ADS Depositary does not receive your instructions by the date it set, the ADS Depositary will consider you to have given instructions to give a discretionary proxy to a person designated Oi by with respect to the number of Common Shares your Common ADSs represent and the ADS Depositary will give that discretionary proxy, except that the ADS Depositary will not give a discretionary proxy if Oi informs the ADS Depositary that (i) Oi does not wish to receive it, (ii) substantial opposition to the question to be voted exists, or (iii) that matter would materially and adversely affects the rights of holders of Common Shares.

Oi cannot assure you that you will receive the voting materials in time to ensure that you can instruct the ADS Depositary to vote the Common Shares represented by your Common ADSs. In addition, the ADS Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise the right to vote the Common Shares represented by your Common ADSs and there may be nothing you can do if the Common Shares represented by your Common ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the ADS Depositary as to the exercise of voting rights relating to deposited securities, if Oi requests the ADS Depositary to act, Oi agrees to give the ADS Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your Common ADSs or on the deposited securities represented by any of your Common ADSs. The ADS Depositary may refuse to register any transfer of your Common ADSs or allow you to withdraw the deposited securities represented by your Common ADSs until such taxes or other charges are paid. The ADS Depositary may apply payments owed to you or sell deposited securities represented by your Common ADSs to pay any taxes owed and you will remain liable for any deficiency. If the ADS Depositary sells deposited securities represented by your Common ADSs, it will, if appropriate, reduce the number of Common ADSs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Oi:	Then:
• Changes the nominal or par value of the Common Shares • Reclassifies, splits up or consolidates any of the deposited securities

The cash, Common Shares or other securities received by the ADS Depositary will become deposited securities. Each Common ADS will automatically represent its equal share of the new deposited securities.

• Distributes securities on the Common Shares that are not distributed to you
• Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of its assets, or takes any similar action	The ADS Depositary may, and will if Oi asks it to, distribute some or all of the cash, Common Shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the ADS Deposit Agreement be amended?

Oi may agree with the ADS Depositary to amend the ADS Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the ADS Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Common ADS Holders, it will not become effective for outstanding Common ADSs until 30 days after the ADS Depositary notifies Common ADS Holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Common ADSs, to agree to the amendment and to be bound by the ADRs and the ADS Deposit Agreement as amended.

How may the ADS Deposit Agreement be terminated?

The ADS Depositary will terminate the ADS Deposit Agreement at Oi’s direction by mailing notice of termination to the applicable Common ADS Holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The ADS Depositary may also terminate the ADS Deposit Agreement by mailing notice of termination to Oi and the applicable Common ADS Holders if 60 days have passed since the ADS Depositary told Oi it wants to resign but a successor ADS Depositary has not been appointed and accepted its appointment.

The ADS Depositary may terminate the ADS Deposit Agreement on as little as 15 days’ notice if it believes it may be subject to legal liability because Oi failed to provide information required by Brazilian government regulators.

After termination, the ADS Depositary and its agents will do the following under the ADS Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver Common Shares and other deposited securities upon cancellation of Common ADSs. Four months after termination, the ADS Depositary may sell any remaining deposited securities by public or private sale. After that, the ADS Depositary will hold the money it received on the sale, as well as any other cash it is holding under the ADS Deposit Agreement for the pro rata benefit of the Common ADS Holders that have not surrendered their Common ADSs. It will not invest the money and has no liability for interest. The ADS Depositary’s only obligations will be to account for the money and other cash. After termination, Oi’s only obligations will be to indemnify the ADS Depositary and to pay fees and expenses of the ADS Depositary that Oi agreed to pay.

Limitations on Obligations and Liability

Limits on Oi’s Obligations and the Obligations of the ADS Depositary; Limits on Liability to Common ADS Holders

The ADS Deposit Agreement expressly limits Oi’s obligations and the obligations of the ADS Depositary. It also limits Oi’s liability and the liability of the ADS Depositary. Oi and the ADS Depositary:

•	are only obligated to take the actions specifically set forth in the ADS Deposit Agreement without negligence or bad faith;

•	are not liable if Oi is or it is prevented or delayed by law or circumstances beyond Oi’s control from performing Oi’s or its obligations under the ADS Deposit Agreement;

•	are not liable if Oi or it exercises discretion permitted under the ADS Deposit Agreement;

•

are not liable for the inability of any Common ADS Holder to benefit from any distribution on deposited securities that is not made available to Common ADS Holders under the terms of the ADS Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the ADS Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the Common ADSs or the ADS Deposit Agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system; and

•	may rely upon any documents Oi believes or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the ADS Deposit Agreement, Oi and the ADS Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the ADS Depositary will deliver or register a transfer of a Common ADS, make a distribution on a Common ADS, or permit withdrawal of Common Shares, the ADS Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Common Shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the ADS Deposit Agreement, including presentation of transfer documents.

The ADS Depositary may refuse to deliver Common ADSs or register transfers of Common ADSs generally when the transfer books of the ADS Depositary or Oi’s transfer books are closed or at any time if the ADS Depositary or Oi thinks it advisable to do so.

Pre-Release of Common ADSs

The ADS Deposit Agreement permits the ADS Depositary to deliver Common ADSs before deposit of the underlying Common Shares. This is called a pre-release of the Common ADSs. The ADS Depositary may also deliver Common Shares upon cancellation of pre-released Common ADSs (even if the Common ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Common Shares are delivered to the ADS Depositary. The ADS Depositary may receive Common ADSs instead of Common Shares to close out a pre-release. The ADS Depositary may pre-release Common ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the ADS Depositary in writing that it or its customer owns the Common Shares or Common ADSs to be deposited, (2) the pre-release is fully collateralized with cash or other collateral that the ADS Depositary considers appropriate, and (3) the ADS Depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the ADS Depositary will limit the number of Common ADSs that may be outstanding at any time as a result of pre-release, although the ADS Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the ADS Deposit Agreement, all parties to the ADS Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated Common ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the ADS Depositary may register the ownership of uncertificated Common ADSs, which ownership shall be evidenced by periodic statements sent by the ADS Depositary to the registered holders of uncertificated Common ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered Common ADS Holder, to direct the ADS Depositary to register a transfer of those Common ADSs to DTC or its nominee and to deliver those Common ADSs to the DTC account of that DTC participant without receipt by the ADS Depositary of prior authorization from the Common ADS Holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the ADS Deposit Agreement understand that the ADS Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of a Common ADS Holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the Common ADS Holder (notwithstanding any requirements under the Uniform Commercial Code). In the ADS Deposit Agreement, the parties agree that the ADS Depositary’s reliance on and compliance with instructions received by the ADS Depositary through the DRS/Profile System and in accordance with the ADS Deposit Agreement, shall not constitute negligence or bad faith on the part of the ADS Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The ADS Depositary will make available for your inspection at its office all communications that it receives from Oi as a holder of deposited securities that Oi makes generally available to holders of deposited securities. The ADS Depositary will send you copies of those communications if Oi asks it to. You have a right to inspect the register of Common ADS Holders, but not for the purpose of contacting those holders about a matter unrelated to Oi’s business or the Common ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of the Common Shares, including Common Shares represented by Common ADSs, in the public market, including shares issued upon the exercise of outstanding options or warrants, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

After completion of the Rights Offer and the purchase by the Backstop Investors of the Common Shares that are not issued pursuant to the exercise of Common Share Rights and Common ADS Rights in the Rights Offer,                  Common Shares will be outstanding. By virtue of the registration statement of which this prospectus forms a part, all of these Common Shares will be freely tradable without restriction under the Securities Act except for:

(1)

any Common Shares, including Common Shares represented by Common ADSs, held at any time by any of our “affiliates,” as that term is defined under Rule 144 promulgated under the Securities Act, or Rule 144. We refer to these securities as “control securities;” and

(2)

any Common Shares, including Common Shares represented by Common ADSs, issued to the Backstop Investors as part of their Backstop Commitment to acquire Unsubscribed Shares or as Commitment Fee Shares. We refer to these securities as “restricted securities.”

Resales of “Control Securities”

Persons who may be considered affiliates of Oi include those who control, are controlled by or are under common control with Oi, as those terms generally are interpreted for U.S. federal securities law purposes. Such persons will hold “control securities” and will be permitted to sell their Common Shares, including Common Shares represented by Common ADSs, only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144. For example, under Rule 144, persons who hold “control securities” will be able to freely transfer their Common Shares, including Common Shares represented by Common ADSs, if the conditions and restrictions applicable to resales of securities by affiliates of an issuer, as described below under “—Resales of “Restricted Securities—Rule 144,” are met, except that the initial six-month holding period will not apply to resales involving securities that are not also “restricted securities” as defined below.

Resales of “Restricted Securities”

“Restricted securities” are securities acquired in unregistered, private sales from an issuer or from an affiliate of an issuer. A person who receives “restricted securities” is permitted to sell such securities only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144.

Rule 144

Rule 144 allows public resales of “restricted securities” if a number of conditions are met. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” of a company subject to the reporting requirements of the Exchange Act may not sell such securities until such person has beneficially owned them for at least six months.

Affiliates

After the initial six-month holding period has passed, an affiliate beneficial owner of “restricted securities” of Oi may sell within any three-month period a number of Common Shares, including Common Shares represented by Common ADSs, that do not exceed the greater of:

(1)

1% of the number of Common Shares then outstanding, which will equal                 Common Shares, the equivalent of                  Common ADSs, immediately after the Rights Offer and the purchase by the Backstop Investors of the Common Shares that are not issued pursuant to the exercise of Common Share Rights and Common ADS Rights in the Rights Offer; or

(2)	the average weekly trading volume of Common Shares represented by Common ADSs on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling Common Shares or Common Shares represented by Common ADSs on behalf of our affiliates will also be subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be effected only through unsolicited brokers’ transactions.

Non-Affiliates

After the initial six-month holding period has passed, a non-affiliate beneficial owner of “restricted securities” of Oi (who has not been an affiliate for at least three months prior to the proposed resale) will be able to freely transfer such “restricted securities,” provided that Oi is current in its Exchange Act filings. After beneficially owning such “restricted securities” for at least one year, a non-affiliate beneficial holder of “restricted securities” of Oi may engage in unlimited resales thereof. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

EXCHANGE CONTROLS

There are no restrictions on ownership or voting of Oi’s capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, payments of interest on shareholders’ equity and proceeds from the sale of Oi’s share capital into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Brazilian Central Bank and/or the CVM, as the case may be.

Investments in Common Shares or Preferred Shares by (1) a Non-Brazilian Holder who is registered with the CVM under Annex I of Resolution No. 4,373, or (2) the depositary, are eligible for registration with the Brazilian Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of Common Shares or Preferred Shares.

The registered capital per newly issued Common Share or Preferred Share purchased in the form of an ADS, or purchased in Brazil under Annex I of Resolution No. 4,373 and deposited with the depositary in exchange for an ADS, will be equal to its purchase price and to the market value of the corresponding shares on the date of the deposit, respectively.

The registered capital under Annex I of Resolution No. 4,373 per Common Share or Preferred Share withdrawn upon cancellation of a corresponding ADS will be the U.S. dollar equivalent of the market value of the Common Share or Preferred Share, as the case may be, on the B3 on the day of withdrawal. Such cancellation is also subject to the execution of simultaneous foreign exchange agreements without the actual inflow and outflow of funds to and from Brazil, or the Symbolic FX Agreements. The U.S. dollar equivalent will be determined upon the execution of the Symbolic FX Agreement.

Foreign Direct Investment and Portfolio Investment

Investors (individuals, legal entities, mutual funds and other collective investment entities) domiciled, residing or headquartered outside Brazil may register their investments in Oi’s shares as foreign portfolio investments under Annex I of Resolution No. 4,373 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Annex I of Resolution No. 4,373 or Law No. 4,131 generally enables the conversion of dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and the remittance of such amounts outside Brazil. Registration under Annex I of Resolution No. 4,373 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a Favorable Tax Jurisdiction, which is defined by Brazilian tax legislation as any country or location that: (1) does not tax income, or taxes income at a rate lower than 20% (or 17% in the case of countries or regimes abiding by the international policy for tax transparency); or (2) does not disclose or imposes restrictions on the disclosure of certain information concerning the shareholding composition of a legal entity, its ownership or the effective beneficiary of income attributable to the foreigners. See “Taxation—Certain Brazilian Tax Considerations.”

Annex I of Resolution No. 4,373

All investments made by a non-Brazilian investor under Annex I of Resolution No. 4,373 are subject to an electronic registration with the Brazilian Central Bank. This registration permits the conversion of dividend payments, payments of interest on shareholders’ equity and proceeds from the sale of Oi’s share capital into foreign currency and the remission of such amounts outside Brazil.

Under Annex I of Resolution No. 4,373, non-Brazilian investors registered with the CVM may invest in almost all financial assets and engage in almost all transactions available to Brazilian investors in the Brazilian financial and capital markets without obtaining a separate Brazilian Central Bank registration for each transaction, provided that certain requirements are fulfilled. Under Annex I of Resolution No. 4,373, the definition of a non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

Pursuant to Annex I of Resolution No. 4,373, non-Brazilian investors must:

•	appoint at least one representative in Brazil with powers to take action relating to its investments, which must be a financial institution duly authorized by the Brazilian Central Bank;

•	appoint an authorized custodian in Brazil for its investments, which must be an institution duly authorized by the CVM;

•	complete the appropriate foreign investor registration forms;

•	appoint a tax representative in Brazil;

•	through its representative, register as a non-Brazilian investor with the CVM;

•	through its representative, register its investments with the Brazilian Central Bank; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

The securities and other financial assets held by a non-Brazilian investor pursuant to Annex I of Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM, as applicable, or be registered in registration, clearing and custody systems authorized by the Brazilian Central Bank or by the CVM, as applicable. Subject to limited exceptions provided in the CVM regulation or previous CVM authorization, the trading of securities held under Annex I of Resolution No. 4,373 is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM.

The offshore transfer or assignment of the securities or other financial assets held by non-Brazilian investors pursuant to Annex I of Resolution No. 4,373 are prohibited, except for transfers (1) resulting from consolidation, spin-off, merger or merger of shares or occurring upon the death of an investor by operation of law or will; (2) resulting from a corporate reorganization effected abroad, as long as the final beneficiaries and the amount of the assets remain the same, or (3) authorized by the CVM.

Annex II of Resolution No. 4,373 – ADSs

Annex II of Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Common ADS program was approved by the Brazilian Central Bank and the CVM prior to the issuance of the Common ADSs. Accordingly, as a general rule, the proceeds from the sale of Common ADSs by non-Brazilian resident holders of Common ADSs outside Brazil are not subject to Brazilian foreign investment controls, and holders of Common ADSs who are not domiciled in a “Favorable Tax Haven Jurisdiction” are entitled to favorable tax treatment. See “Taxation—Certain Brazilian Tax Considerations—Taxation of Gains.”

Oi pays dividends and other cash distributions with respect to the Common Shares in reais. Oi has obtained electronic certificates of foreign capital registration from the Brazilian Central Bank in the name of the ADS Depositary to be maintained by the ADS Custodian. Pursuant to this registration, the ADS Custodian is able to convert dividends and other distributions with respect to Common Shares represented by Common ADSs into foreign currency and remit the proceeds outside Brazil to the Common ADS Depositary so that the ADS Depositary may distribute these proceeds to the holders of record of the Common ADSs.

In the event that a holder of Common ADSs exchanges those Common ADSs for the underlying Common Shares, the holder must:

•	convert its investment in those shares into a foreign portfolio investment under Annex I of Resolution No. 4,373, subject to the execution of Symbolic FX Agreements; or

•	convert its investment in those shares into a direct foreign investment under Law No. 4,131, subject to the execution of Symbolic FX Agreements.

The ADS Custodian is authorized to update the electronic registration of the ADS Depositary to reflect conversions of Common ADSs into foreign portfolio investments under Resolution No. 4,373.

If a holder of Common ADSs elects to convert its Common ADSs into a foreign portfolio investment under Annex I of Resolution No. 4,373 or into a foreign direct investment under Law No. 4,131, the conversion will be effected before the Brazilian Central Bank by the custodian after receipt of an electronic request from the depositary with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its Common Shares into the Common ADS program in exchange for Common ADSs, such holder will be required to present to the ADS Custodian evidence of payment of capital gains taxes and of the execution of Symbolic FX Agreements. See “Taxation—Certain Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in Common Shares in Brazil.

If a holder of Common ADSs wishes to convert its investment in Oi’s Common Shares into either a foreign portfolio investment under Annex I of Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the Common ADSs for the underlying Common Shares. A Non-Brazilian Holder of Common Shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the Non-Brazilian Holder.

Unless the holder has registered its investment with the Brazilian Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such Common Shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor is domiciled in a Favorable Tax Jurisdiction or is not an investor registered under Annex I of Resolution No. 4,373, the investor will be subject to less favorable tax treatment than a holder of Common ADSs. See “Taxation—Certain Brazilian Tax Considerations.”

Law 4,131

To obtain a certificate of foreign capital registration from the Brazilian Central Bank under Law No. 4,131, a foreign direct investor must:

•	register as a foreign direct investor with the Brazilian Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

Foreign direct investors under Law No. 4,131 may sell their shares in either private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to Common Shares. See “Taxation—Certain Brazilian Tax Considerations.”

DIVIDENDS AND DIVIDEND POLICY

The following discussion summarizes the principal provisions of the Brazilian Corporate Law, Oi’s by-laws and the RJ Plan relating to the distribution of dividends, including interest attributable to shareholders’ equity.

Dividend Policy

Oi’s dividend distribution policy has historically included the distribution of periodic dividends, based on the annual financial statements approved by Oi’s board of directors, in accordance with the Brazilian Corporate Law and as set forth in Oi’s by-laws, which provide that, in general, a minimum amount of 25% of Oi’s consolidated net profit for each fiscal year, as adjusted for amounts allocated to legal and other applicable reserves in accordance with the Brazilian Corporate Law, must be distributed to shareholders. We refer to this amount as the mandatory distributable amount. Oi may pay the mandatory distributable amount as dividends, interest attributable to shareholders’ equity, which is similar to a dividend but is deductible in calculating income tax obligations, subject to certain limitations imposed by law as described in “Taxation—Certain Brazilian Tax Considerations—Distributions of Interest on Shareholders’ Equity,” share grants or redemption, capital reduction or other forms that enable the distribution of funds to shareholders. Payment of intermediate or interim dividends is also be permitted, subject to market conditions, Oi’s then-prevailing financial condition and other factors deemed relevant by Oi’s board of directors. Oi may set off any payment of interim dividends against the amount of the mandatory distributable amount to be paid in the year in which the interim dividends are paid.

Notwithstanding the above, the RJ Plan provides for a new dividend policy that supersedes the provisions of Oi’s by-laws. Under Section 10.1 of the RJ Plan, Oi and the other RJ Debtors are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until the sixth anniversary of the date of the Judicial Ratification of the RJ Plan, subject to the following exceptions:

•	distributions made between the RJ Debtors;

•	payments by Oi and the other RJ Debtors to dissenting shareholders, according to applicable law, carried out after the date of the Judicial Ratification of the RJ Plan; and

•	any distribution made in accordance with the RJ Plan.

After the sixth anniversary of the date of the Judicial Ratification of the RJ Plan, Oi and the other RJ Debtors will be permitted to declare or pay dividends, interest on shareholders’ equity or other forms of return on capital or make any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) if the ratio of Oi’s consolidated net debt (defined as Financial Credits, minus Cash Balance, plus the Pre-Petition Credits held by ANATEL (in each case as defined in the RJ Plan)) to EBITDA (as defined in the RJ Plan)) is less than or equal to 2 to 1. After the consummation of the Rights Offer, Oi and the other RJ Debtors will be permitted to declare or make such payments if the ratio of Oi’s consolidated net debt (defined as Financial Credits, minus Cash Balance (in each case as defined in the RJ Plan)) to EBITDA (as defined in the RJ Plan) for the fiscal year ended immediately prior to any such declaration or payment is less than or equal to 2 to 1. There shall not be any restriction to the distribution of dividends after the full payment of the Financial Credits. The restrictions of the payment of dividends and other distributions described in this paragraph are superseded by the same exceptions described in the paragraph above.

Pursuant to Section 10.2 of the RJ Plan, if at any time any two of Standard & Poor’s, Moody’s and Fitch rate Oi as investment grade and no default occurs, the restrictions on distributions imposed by Section 10.1 of the RJ Plan will be suspended. However, if any rating agency subsequently cancels or downgrades Oi’s rating, then the suspended restrictions will be reinstated.

Historical Payment of Dividends

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of Common Shares and Preferred Shares since January 1, 2013 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Reais per		US$ equivalent per
Year	Payment Date	Common Shares	Preferred Shares	Common Shares	Preferred Shares
2013	March 28, 2013 (1)	5.107	5.107	2.536	2.536
	April 1, 2013 (2)	0.991	0.991	0.491	0.491
	October 11, 2013 (3)	3.049	3.049	1.397	1.397

(1)	Represents dividends of R$5.107(US$2.536) per Common Share and Preferred Share.
(2)

Represents payment for the redemption of class B and class C Preferred Shares issued as a bonus and distributed to shareholders of Common Shares and Preferred Shares in the total amount of R$0.991(US$0.491) per Common Share and Preferred Share.

(3)	Represents dividends of R$3.049 (US$1.397) per Common Share and Preferred Share.

The mandatory distributable amount of dividends and interest attributable to shareholders’ equity is recognized as a provision at the year-end. Any proposed dividends above the mandatory distributable amount are only recognized when duly declared.

Any holder of record of shares at the time that a dividend is declared by Oi is entitled to receive dividends. Pursuant to the Brazilian Corporate Law, Oi is generally required to pay dividends within 60 days after declaring them, unless the shareholders’ resolution establishes another payment date, which, in any case, must occur prior to the end of the fiscal year in which the dividend is declared.

Distributions of dividends in any year are made:

•

first, to the holders of Preferred Shares, up to the greater non-cumulative amount of: (1) 6.0% per year of the amount resulting from Oi’s share capital divided by the number of Oi’s total issued shares, or (2) 3.0% per year of the book value of Oi’s shareholders’ equity divided by the number of Oi’s total issued shares, or the Minimum Preferred Dividend;

•	then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share; and

•	thereafter, to holders of Common Shares and Preferred Shares on a pro rata basis.

Under the Brazilian Corporate Law, if the Minimum Preferred Dividend is not paid for a period of three years, holders of Preferred Shares are entitled to full voting rights. As a result of Oi’s failure to pay the Minimum Preferred Dividend for 2014, 2015 and 2016, holders of Preferred Shares obtained full voting rights on April 28, 2017, the date that Oi’s annual shareholders’ meeting approved our financial statements for fiscal year 2016.

Shareholders have three years to claim dividend distributions made with respect to their shares, as from the date that the distribution was approved, after which any unclaimed dividend distributions legally revert to Oi. Oi is not required to readjust any amounts of any dividends to be distributed by the inflation rates that occurred during the period counted as of the date of declaration of the dividend until its payment date.

Because Oi’s shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Brazilian Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

The Common Shares and Preferred Shares underlying the Common ADSs and Preferred ADSs are held in Brazil by a depositary, which has registered with the Brazilian Central Bank as the registered owner of Common Shares and Preferred Shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the depositary. The depositary will then convert such proceeds into dollars and will cause such dollars to be distributed to holders of Oi’s Common ADSs and Preferred ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Risk Factors—Risks Relating to the Common Shares and the Common ADSs.”

Taxation of Dividends

Under the current Brazilian tax law, dividends paid to persons who are not Brazilian residents, including holders of Common ADSs, are not subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which may be subject to Brazilian withholding income tax at varying tax rates. Any payment of interest attributable to shareholders’ equity to holders of Common Shares or Common ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is domiciled in a Favorable Tax Jurisdiction. For information regarding Brazilian tax implications of dividends and interest attributable to shareholders’ equity, see “Taxation—Certain Brazilian Tax Considerations.”

Holders of Common Shares or Common ADSs may also be subject to U.S. federal income taxation on dividends and interest attributable to shareholders’ equity. For more information on the U.S. federal income tax implications of dividends and interest attributable to shareholders’ equity, see “Taxation—Certain United States Federal Income Tax Considerations.”

TRADING MARKETS FOR OUR EQUITY SECURITIES

Markets for Oi’s Equity Securities

The principal trading market for Common Shares and Preferred Shares is the B3, where they are traded under the symbols “OIBR3” and “OIBR4,” respectively. Common Shares and Preferred Shares began trading on the B3 on July 10, 1992. On November 16, 2001, Preferred ADSs began trading on the NYSE under the symbol “BTM.” On November 17, 2009, Common ADSs began trading on the NYSE under the symbol “BTMC.” On April 9, 2012, the trading symbols for Preferred ADSs and Common ADSs on the NYSE were changed to “OIBR” and “OIBR.C,” respectively.

On June 21, 2016, the NYSE determined that Preferred ADSs should be suspended immediately from trading and commenced procedures to remove Preferred ADSs from listing and registration on the NYSE based on the “abnormally low” trading price of Preferred ADSs. On June 23, 2016, the OTC Markets Group, Inc. began publishing quotations for Preferred ADS in the “pink sheets” under the trading symbol OIBRQ. On July 6, 2016, the NYSE filed a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 with the SEC with respect to Preferred ADSs, and Preferred ADSs were removed from listing and registration on the Exchange on July 18, 2016. The Common ADSs continue to be listed and registered on the NYSE.

Oi has registered its Common ADSs and Preferred ADSs with the SEC pursuant to the Exchange Act. On December 31, 2017, there were 16.472.915 Common ADSs outstanding, representing 82,364,575 Common Shares, or 15.85% of the outstanding Common Shares, and 43,337,848 Preferred ADSs outstanding, representing 43,337,848 Preferred Shares or 27.80% of the outstanding Preferred Shares.

Price History of Common Shares, Preferred Shares, Common ADSs and Preferred ADSs

The tables below set forth the high and low closing sales prices and the approximate average daily trading volume for Common Shares and Preferred Shares on the B3 and the high and low closing sales prices and the approximate average daily trading volume for Common ADSs and Preferred ADSs on the NYSE for the periods indicated.

	B3			NYSE
	Reais per Common Share(1)			U.S. dollars per Common ADS(1)
	Closing Price per Common Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Common ADS		Average Daily Trading Volume (thousands of Common ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2013	101.70	35.40	169.7	251.5	75.0	1.9
2014	48.80	9.15	467.8	101.5	16.6	36.3
2015	9.12	2.06	1,060.9	16.4	2.5	57.7
2016	4.20	0.80	5,236.0	6.1	1.1	178.3
2017	6.06	2.62	1,973.5	9.49	3.94	61.4
2016
First Quarter	2.55	1.05	3,587.2	3.60	1.40	180.5
Second Quarter	1.97	0.80	5,017.4	3.18	1.06	330.6
Third Quarter	4.20	2.00	4,811.5	6.10	3.25	153.7
Fourth Quarter	3.81	2.23	1,632.2	5.88	3.25	46.7
2017
First Quarter	5.42	2.62	2,533.6	8.48	3.94	64.7
Second Quarter	4.65	3.59	978.9	7.24	5.27	112.3
Third Quarter	5.10	4.00	1,218.0	8.09	6.20	36.7
Fourth Quarter	6.06	3.38	3,232.5	9.49	5.00	32.3

2018
First Quarter	4.50	3.19	5,740.0	6.88	4.85	107.8
Second Quarter	4.50	3.36	3,322.6	5.98	4.36	161.4
Third Quarter	3.95	2.09	3,322.6	5.07	2.47	514.9
Most Recent Six Months
April 2018	4.04	3.70	3,511.4	5.98	5.36	204.1
May 2018	4.50	3.40	3,989.1	5.86	4.46	188.5
June 2018	3.91	3.36	2,467.2	5.28	4.36	90.4
July 2018	3.95	2.96	3,601.4	5.07	3.95	28.6
August 2018	3.43	2.77	6,311.7	4.50	3.32	769.1
September 2018	2.74	2.09	4,526.7	3.13	2.47	705.5

(1)

Adjusted to reflect the reverse split of all of the issued Common Shares into one Common Share for each 10 issued Common Shares that became effective on December 22, 2014 and change in the ratio applicable to the Common ADSs as a result of which each Common ADS which formerly represented one Common Share has represented five Common Shares since February 1, 2016.

Source: Quantum Finance/IPREO

	B3			NYSE/OTC MARKET
	Reais per Preferred Share(1)(2)			U.S. dollars per Preferred ADS(2)
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2013	91.70	33.40	1,009.0	44.20	14.60	389.7
2014	44.20	8.61	3,692.3	18.80	3.17	1,263.4
2015	8.43	1.30	4,608.5	3.15	0.34	2,327.2
2016(3)	3.47	0.80	8,047.5	0.92	0.17	—
2017	5.10	2.26	4,152.6	1.55	0.65	—
2016
First Quarter	1.89	1.15	3,258.9	0.45	0.26	413.1
Second Quarter(4)	1.80	0.80	2,860.8	0.45	0.17	292.5
Third Quarter	3.47	1.32	13,367.3	0.91	0.37	—
Fourth Quarter	2.90	2.09	4,705.9	0.92	0.59	—
2017
First Quarter	4.80	2.26	6,839.0	1.48	0.65	—
Second Quarter	3.91	2.98	2,120.9	1.24	0.88	—
Third Quarter	3.72	3.16	1,970.5	1.14	0.95	—
Fourth Quarter	5.10	3.05	5,797.2	1.55	0.92	—
2018
First Quarter	3.92	3.29	1,815.4	1.16	0.96	—
Second Quarter	3.53	2.61	1,668.7	1.03	0.73	—
Third Quarter	3.36	1.91	1,370.2	0.89	0.43	—

Most Recent Six Months
April 2018	3.53	3.24	1,562.6	1.03	0.90	—
May 2018	3.47	2.61	1,894.1	1.00	0.73	—
June 2018	3.18	2.85	1,549.3	0.90	0.77	—
July 2018	3.36	2.75	1,213.9	0.89	0.74	—
August 2018	2.99	2.56	1,354.8	0.82	0.66	—
September 2018	2.55	1.91	1,561.7	0.69	0.43

(1)	Adjusted to reflect the reverse split of all of the issued Preferred Shares into one Preferred Share for each 10 issued Preferred Shares that became effective on December 22, 2014.
(2)	Adjusted to reflect change of ratio from three Preferred Shares per Preferred ADS to one Preferred Share per Preferred ADS effective as of August 15, 2012.
(3)

NYSE/OTC Market prices and volumes represent (1) the closing prices reported by (a) the NYSE from January 1, 2016 through June 21, 2016, the date on which trading of Preferred ADSs was suspended by the NYSE, and (b) the OTC Markets Group, Inc. from June 23, 2016, the date on which quotation reporting for Preferred ADSs commenced on the “pink sheets” of the OTC Markets Group, Inc., through December 31, 2016, and (2) the average of (a) the volumes reported by the NYSE from January 1, 2016 through June 21, 2016, and (b) the volumes reported by OTC Markets Group, Inc. from June 23, 2016 through December 31, 2016.

(4)

NYSE/OTC Market prices and volumes represent (1) the closing prices reported by (a) the NYSE from March 31, 2016 through June 21, 2016, the date on which trading of Preferred ADSs was suspended by the NYSE, and (b) the OTC Markets Group, Inc. from June 23, 2016, the date on which quotation reporting for Preferred ADSs commenced on the “pink sheets” of the OTC Markets Group, Inc., through June 30, 2016, and (2) the average of (a) the volumes reported by the NYSE from March 31, 2016 through June 21, 2016, and (b) the volumes reported by OTC Markets Group, Inc. from June 23, 2016 through June 30, 2016.

Source: Quantum Finance/IPREO

On September 28, 2018, the closing sales price of:

•	Common Shares on the B3 was R$2.25 per Common Share;

•	Common ADSs on the NYSE was US$2.73 per Common ADS;

•	Preferred Shares on the B3 was R$2.01 per Preferred Share; and

•	Preferred ADSs in the “pink sheets” as reported by the OTC Markets Group, Inc. was US$0.46 per Preferred ADS.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and the securities markets generally, the National Monetary Council and the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets, (2) the Brazilian Corporate Law, and (3) the regulations issued by the CVM, the National Monetary Council and the Brazilian Central Bank.

These laws and regulations provide for, among other things, disclosure requirements applicable to issuers of publicly traded securities, restrictions on insider trading (including criminal sanctions under the Brazilian Penal Code) and price manipulation, protection of minority shareholders and disclosure of transactions in a company’s securities by its insiders, including directors, officers and major shareholders. They also provide for the licensing and oversight of brokerage firms and the governance of Brazilian stock exchanges.

However, the Brazilian securities markets are not as highly regulated or supervised as U.S. securities markets or securities markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States, which may put holders of Common Shares and Common ADSs at a disadvantage. Finally, corporate disclosures also may be less complete than for public companies in the United States and certain other jurisdictions.

Under the Brazilian Corporate Law, a company is either publicly held (companhia aberta), as Oi is, or privately held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with CVM may have its securities traded either on the B3 or in the Brazilian over-the-counter market. Shares of companies, such as Oi, that are listed on the B3 may not simultaneously trade on the Brazilian over-the-counter market. The shares of a publicly held company may also be traded privately, subject to certain limitations.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly carried out a material transaction or set of transactions by which the equity interest held by such person or group of persons surpasses or falls below the thresholds of 5%, or any 5% multiple thereof, of a type or class of shares of a publicly traded company must provide such publicly traded company with information on such transaction and its purpose, and such company must transmit this information to the CVM. If this acquisition causes a change in the control of the company or in the administrative structure of the company, or if this acquisition triggers the obligation to make a public offering in accordance with CVM Instruction No. 361, as amended, then the acquirer must disclose this information to the applicable stock exchanges and the same means of communication usually adopted by the company.

Trading on the B3

Overview of the B3

In 2000, the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A. – BVSP), or the BOVESPA, was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

In August 2007, the BOVESPA underwent a corporate restructuring that resulted in the creation of BOVESPA Holding S.A., a public corporation, whose wholly-owned subsidiaries were (1) the BOVESPA, which is responsible for the operations of the stock exchange and the organized over-the-counter markets, and (2) the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, which is responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BOVESPA and of shares of CBLC became shareholders of BOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BOVESPA is not conditioned on stock ownership in BOVESPA Holding S.A.

In May 2008, the BOVESPA merged with the Commodities and Futures Exchange (Bolsa de Mercadorias & Futuros) to form the BM&FBOVESPA. In November 2008, the CBLC merged with the BM&FBOVESPA. As a result, the BM&FBOVESPA now performs its own settlement, clearing and depositary services. In March 2017, BM&FBOVESPA merged with Cetip S.A. – Mercados Organizados, a settlement and clearing house in Brazil to form the B3 S.A. – Brasil, Bolsa, Balcão.

Trading and Settlement

Trading of equity securities on the B3 is conducted through an electronic trading system called Megabolsa every business day, typically from 10:00 a.m. to 5:00 p.m., São Paulo time. During certain months, however, to account for daylight saving time in Brazil and more closely align with trading hours in the United States, trading hours on the B3 are extended by one hour to 6:00 p.m., São Paulo time. When trading ends at 5:00 p.m. São Paulo time, trading of equity securities on the B3 is also conducted after market between 5:25 p.m. and 6:00 p.m., São Paulo time, in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet. When trading ends at 5:00 p.m. São Paulo time, there is no after market trading.

Since March 2003, market making activities have been allowed on the B3. As of the date of this prospectus, Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários acts as market maker of the Common Shares and Preferred Shares on the B3. Trading in securities listed on the B3 may be effected off the exchange in the unorganized over-the-counter market under certain circumstances, although such trading is very limited.

The trading of securities of a company on the B3 is automatically suspended when a Company announces a material event. It is also recommended that the company simultaneously make a request to suspend trading in any international stock exchange in which its securities are traded. The CVM and the B3 have discretionary authority to suspend trading in shares of a particular issuer, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3.

In order to reduce volatility, the B3 has adopted a “circuit breaker” mechanism under which trading sessions may be suspended for a period of 30 minutes or one hour whenever the Ibovespa index falls 10% or 15%, respectively, compared to the closing of the previous trading session. Also, if after the reopening of the market the Ibovespa falls 20% compared to the closing of the previous day, the operations are suspended for a certain period to be defined by the B3. This mechanism is not applied in the last half hour of the trading session.

Settlement of transactions on the B3 is effected three business days after the trade date, without adjustment of the purchase price for inflation. Delivery of and payment for shares is made through the facilities of the clearing and settlement chamber of the B3. The seller is ordinarily required to deliver shares to the clearing and settlement chamber of the B3 on the second business day following the trade date.

Market Size

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. Moreover, the B3 is significantly less liquid than the NYSE or other major exchanges in the world.

As of December 31, 2017, the aggregate market capitalization of all companies listed on the B3 was equivalent to approximately R$3.2 trillion (US$955.6 billion) and the 10 largest companies listed on the B3 represented approximately 53% of the total market capitalization of all listed companies. By comparison, as of December 31, 2017, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$22.1 trillion. The average daily trading volume of the B3 and the NYSE for 2017 was approximately R$8.7 billion (US$2.6 billion) and US$58.2 billion, respectively.

Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, one principal shareholder or governmental entities that rarely trade their shares. For this reason, data showing the total market capitalization of the B3 tends to overstate the liquidity of the Brazilian equity market. The relative volatility and illiquidity of the Brazilian equity markets may substantially limit your ability to sell Common Shares and Preferred Shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Regulation of Foreign Investments

Trading on the B3 by a Non-Brazilian Holder is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, Non-Brazilian Holder may trade on the B3 only in accordance with the requirements of Annex I of Resolution No. 4,373 of the National Monetary Council. Annex I of Resolution No. 4,373 requires that securities held by Non-Brazilian Holders be registered, maintained in the custody of, or maintained in deposit accounts with, financial institutions that are authorized by the Brazilian Central Bank and the CVM, as applicable. Subject to limited exceptions provided in the CVM regulation or previous CVM authorization, Annex I of Resolution No. 4,373 requires Non-Brazilian Holders (1) to restrict their securities trading to transactions on the B3 or qualified over-the-counter markets; and (2) to not transfer the ownership of investments made under Annex I of Resolution No. 4,373 through private transactions. See “Exchange Controls—Resolution No. 4,373” for further information about Resolution No. 4,373, and “Taxation—Certain Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to Non-Brazilian Holders who qualify under Resolution No. 4,373.

B3 Corporate Governance Standards

In December 2000, the B3 introduced three special listing segments:

•	Level 1 of Differentiated Corporate Governance Practices;

•	Level 2 of Differentiated Corporate Governance Practices; and

•	The Novo Mercado (New Market).

These special listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required by Brazilian law. The inclusion of a company in any of the special listing segments requires adherence to a series of corporate governance rules. These rules were designed to increase shareholders’ rights and enhance the quality of information provided to shareholders.

Oi’s shares joined Level 1 of Differentiated Corporate Governance Practices on December 14, 2012. As a Level 1 company, Oi must, among other things:

•	ensure that shares representing 25% of its total share capital are effectively available for trading;

•	adopt offering procedures that favor widespread ownership of shares whenever Oi makes a public offering;

•	comply with minimum quarterly disclosure standards, including issuing consolidated financial information, a cash flow statement, and special audit revisions on a quarterly basis;

•

follow stricter disclosure policies with respect to contracts with related parties, material contracts and transactions involving its securities made by its controlling shareholders, if any, directors or executive officers;

•	make a schedule of corporate events available to its shareholders; and

•	hold public meetings with analysts and investors at least annually.

Pursuant to the regulations of the B3, the members of Oi’s board of directors and board of executive officers are personally liable for its compliance with the rules and regulations of the B3’s Level 1 Listing Segment.

Moreover, in September 2015, Oi amended its bylaws in order to comply with the rules of the Novo Mercado segment of the B3 even though Oi has not formally joined this special listing segment. These amendments include the requirement that at least 20% of the members of Oi’s board of directors be independent members as defined in the listing regulations of the Novo Mercado and Article 141, paragraphs 4 and 5 of the Brazilian Corporate Law.

TAXATION

Certain Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian tax considerations, subject to the limitations set forth herein, of the acquisition, ownership and disposition of (1) Common Share Rights to subscribe for New Common Shares; (2) Common ADS Rights to subscribe for New Common ADSs; (3) New Common Shares through exercising the Common Share Rights; and (4) New Common ADSs through exercising Common ADS Rights, in each case by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “Non-Brazilian Holder”).

The discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase New Common Shares, Common Share Rights to subscribe for New Common Shares, New Common ADSs or Common ADS Rights to subscribe for New Common ADSs. The discussion below is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in New Common Shares, Common Share Rights to subscribe for New Common Shares, New Common ADSs or Common ADS Rights to subscribe for New Common ADSs.

Taxation of Dividends

Dividends paid by us to The Bank of New York Mellon in respect of the Common Shares underlying the respective Common ADSs, or to a Non-Brazilian Holder with respect to our Common Shares, currently will not be subject to Brazilian withholding income tax, provided that they are paid out of profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates, according to the tax legislation applicable to each corresponding year.

Dividends will not be paid in respect of Common Share Rights to subscribe for New Common Shares and Common ADS Rights to subscribe for New Common ADSs, unless these rights are exercised and, therefore, converted into New Common Shares or New Common ADSs, as the case may be.

Distributions of Interest on Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on their shareholders’ equity. Such interest is calculated by multiplying the Long Term Interest Rate (TJLP) as determined by the Brazilian Central Bank from time to time by the sum of determined Brazilian company’s net equity accounts.

Distributions of interest on shareholders’ equity in respect of Common Shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of Common ADSs, are subject to Brazilian withholding tax at the rate of 15% or 25%, if the beneficiary is domiciled in a Favorable Tax Jurisdiction (see “—Discussion on Favorable Tax Jurisdictions and Privileged Tax Regimes”).

The amounts paid as interest on shareholders’ equity are deductible from the tax basis of the corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as long as the payment is approved at a general meeting of shareholders. The amount of such deduction cannot exceed the greater of:

•

50% of net income (after social contribution on net profits, and before taking such distribution and any deduction for corporate income tax into account) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the initial date of the period in respect of which the payment is made.

The distribution of interest on shareholders’ equity may be determined by Oi’s board of directors. No assurance can be given that Oi’s board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent the payment of interest on shareholders’ equity is so included, we may be required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Interest on shareholders’ equity will not be paid in respect of Common Share Rights to subscribe for New Common Shares and Common ADS Rights to subscribe for New Common ADSs, unless these rights are exercised and, therefore, converted into New Common Shares or New Common ADSs, as the case may be.

Taxation of Gains

According to Law No. 10,833, enacted on December 29, 2003, capital gains realized on the sale or disposition of assets located in Brazil by a Non-Brazilian Holder, regardless of whether the sale or the disposition is made to another non-Brazilian resident or to a Brazilian resident, is subject to taxation in Brazil. Accordingly, on the disposition of New Common Shares or Common Share Rights to subscribe for New Common Shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not.

Gains realized by a Non-Brazilian Holder on a sale or disposition of New Common Shares or Common Share Rights to subscribe for New Common Shares carried out on a Brazilian stock exchange, which includes the transactions carried out on the organized over-the-counter market, are:

•

exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the rules of CMN Resolution No. 4,373/2014, and (2) is not resident or domiciled in a Favorable Tax Jurisdiction (see “—Discussion on Favorable Tax Jurisdiction and Privileged Tax Regimes”); or

•

in all other cases, subject to income tax at a rate of up to 15%. In addition, a withholding tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e, a broker) that receives the order directly from the Non-Brazilian Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Brazilian Holder.

Any other gains assessed on a sale or disposition of the common shares or common share rights to subscribe for new common shares that is not carried out on a Brazilian stock exchange are subject to withholding tax at a rate of up to 25%. Lower rates may be applicable as provided for in a tax treaty entered into between Brazil and the country where the Non-Brazilian Holder is resident. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a withholding tax of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

Regarding New Common ADSs and Common ADS Rights to subscribe for New Common ADSs, based on the fact that they are issued and registered outside Brazil, they should not fall within the definition of assets located in Brazil for purposes of Law No. 10,833. Hence, gains arising from the sale or disposition of Common ADSs or Common ADS Rights to subscribe for New Common ADSs made outside Brazil by a Non-Resident Holder should not be subject to withholding taxes in Brazil. However, considering the general and unclear scope of Law No. 10,833 and the absence of judicial guidance in respect thereof, we cannot assure you that such interpretation will prevail in the courts of Brazil. If the New Common ADSs or Common ADS rights to subscribe for New Common ADSs are deemed to be located in Brazil, gains recognized by a Non-Brazilian Holder from the sale or other disposition to either a non-resident or a resident in Brazil may be subject to income tax in Brazil. For Non-Resident Holders that are not in Favorable Tax Jurisdictions, income tax on gains realized on the sale or disposition of assets located in Brazil will be subject to rates ranging from 15% to 22.5%, according to the amount of the gain. In case the Non-Resident Holder making the sale or disposition is located in a Favorable Tax Jurisdiction the applicable rate would be 25%. A rate lower than 15% may be provided for in an applicable tax treaty between Brazil and the country where the Non-Resident Holder is domiciled.

As a general rule, the gains realized as a result of a sale or disposition are determined by the difference between the amount realized on the sale or disposition and their respective acquisition cost.

The deposit of Common Shares in exchange for Common ADSs may be subject to Brazilian income tax on capital gains at the rate of 15%, or 25% in case of a Non-Brazilian Holder located in a Favorable Tax Jurisdiction, if the acquisition cost of the Common Shares is lower than (1) the average price per Common Share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no Common Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Common Shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the positive difference between the average price of the common shares, calculated as above, and the corresponding acquisition cost, may be considered a capital gain. In some circumstances, there may be arguments to support that such tax treatment is not applicable in the case of Non-Brazilian Holders registered under Resolution No. 4,373 that are not located in a Favorable Tax Jurisdiction.

The withdrawal of Common ADSs in exchange for the underlying Common Shares is not subject to Brazilian income tax, as far as the regulatory rules in respect to the registration of the investment before the Brazilian Central Bank are duly observed.

In the case of a redemption of Common Shares or Common ADSs or a capital reduction, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the Common Shares or Common ADSs redeemed is treated as capital gain derived from sale or exchange of Common Shares not carried out in a Brazilian stock exchange market and is therefore subject to income tax at rates of up to 25%, as the case may be.

There can be no assurance that the current preferential treatment for holders of Common ADSs and Non-Brazilian Holders of Common Shares under Resolution No. 4,373 will continue in the future or that it will not be changed in the future.

Any exercise of preemptive rights relating to the New Common Shares, Common Share Rights to subscribe for New Common Shares, New Common ADSs or Common ADS Rights to subscribe for New Common ADSs will not be subject to Brazilian taxation. Gains on the sale of preemptive rights will be treated differently for Brazilian tax purposes depending on (1) whether the sale is made by the depositary or the investor and (2) whether the transaction takes place on a Brazilian stock exchange. Gains on sales made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales may be subject to tax at rates of up to 25%, as the case may be (see sections above).

Taxation on the Exercise of Common Share Rights to Subscribe for New Common Shares and Common ADS Rights to Subscribe for New Common ADSs

The exercise of Common Share Rights to subscribe for New Common Shares and Common ADS Rights to subscribe for New Common ADSs followed by the payment of the price should not be subject to income taxes in Brazil. Upon exercise and payment of the price accordingly, the Non-Resident Holder will receive the relevant New Common Shares or New Common ADSs.

Discussion on Favorable Tax Jurisdictions and Privileged Tax Regimes

The statutory definition of a Favorable Tax Jurisdiction and a Privileged Tax Regime for the purpose of income taxation on gains should differ depending on whether or not the investment in Common Shares or Common ADSs is registered under CMN Resolution No. 4,373 or under Law No. 4,131.

In the case of gains arising from an investment registered under Resolution No. 4,373, a country or location should be defined as a Favorable Tax Jurisdiction when such country or location (a) does not tax income, or (b) taxes income at a rate lower than 20%. In turn, in the case of gains arising from an investment under Law No. 4,131, in addition to criteria (a) and (b) above for the definition of a Favorable Tax Jurisdiction should also comprise a country or location that do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.

Privileged tax regime is a regime that (i) does not tax income or taxes income at a maximum rate lower than 20%; (ii) grants tax advantages to non-residents (a) without requiring substantial economic activity in the jurisdiction or (b) to the extent such non-residents do not conduct substantial economic activity in the jurisdiction; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 20%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure of economic transactions carried out within the jurisdiction.

On June 4, 2010, Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (1) Favorable Tax Jurisdictions and (2) Privileged Tax Regimes. Please note that this list does not seem to differ the Favorable Tax Jurisdictions definition for the purposes of investments registered under CMN Resolution No. 4,373 or under Law No. 4,131.

On November 28, 2014, the Ministry of Finance issued Ordinance No. 488 narrowing down the concept of Favorable Tax Jurisdictions and Privileged Tax Regimes to the countries, locations and tax regimes that impose income tax at a maximum rate lower than 17%, if the relevant jurisdiction is committed to adopt international standards on tax transparency. Under Brazilian Law, the aforementioned commitment is present if the relevant jurisdiction (i) has entered into (or concluded the negotiation of) an agreement or convention authorizing the exchange of information for tax purposes with Brazil and (ii) is committed to the actions discussed in international forums on tax evasion in which Brazil has been participating, such as the Global Forum on Transparency and Exchange of Information.

We recommend prospective investors consult their own tax advisors from time to time to verify any possible tax consequences arising from Normative Ruling No. 1,037, as amended, and Law No. 11,727

Other Relevant Brazilian Taxes

Some states in Brazil imposes gift taxes on the transfer of New Common Shares, Common Share Rights to subscribe for New Common Shares, New Common ADSs or Common ADS Rights to subscribe for New Common ADSs to residents of those states by means of gift or inheritance.

There are currently are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of New Common Shares, Common Share Rights to subscribe for New Common Shares, New Common ADSs or Common ADS Rights to subscribe for New Common ADSs.

Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/Exchange Tax”) on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As from October 7, 2014, the general IOF/Exchange Tax rate applicable to almost all foreign currency exchange transactions is 0.38%, although other rates may apply in particular transactions, such as:

•

inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in common shares by investors which register their investment under Resolution No. 4,373, zero;

•	outflow related to the return of the investment mentioned above, zero; and

•	outflow related to the payment of dividends and interest on shareholders’ equity, zero.

Notwithstanding these rates, in force as of the date hereof, the Minister of Finance is legally entitled to increase the IOF/Exchange Tax rate to a maximum of 25%, but only on a prospective basis.

Tax on Transactions Involving Bonds and Securities (“IOF/Securities Tax”) may be levied on transactions involving shares, even if the transactions are carried out on Brazilian stock, futures or commodities exchanges. The IOF/Securities Tax may also be levied on transactions involving ADSs, if they are considered assets located in Brazil by the Brazilian tax authorities. As from December 24, 2013, the IOF/Securities Tax levies at a rate of zero percent on the transfer (cessão) of shares traded in a Brazilian stock exchange environment with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil. Previously, a rate of 1.5% was applied to the product of (a) the number of shares which were transferred, multiplied by (b) the closing price for such shares on the date prior to the date of the transfer. If no closing price was available on that date, the last available closing price was adopted. The IOF/Securities Tax rate with respect to other transactions related to shares and ADSs (if applicable) is currently zero. The Minister of Finance, however, may increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only on a prospective basis.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of New Common Shares, Common Share Rights to subscribe for New Common Shares, New Common ADSs or Common ADS Rights to subscribe for New Common ADSs. Non-Brazilian Holders should consult their own tax advisors concerning the tax consequences of their particular situations.

Certain United States Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences of the receipt or acquisition, ownership and disposition by a U.S. holder (as defined below) of (i) Common Share Rights to acquire New Common Shares, (ii) Common ADS Rights to acquire New Common ADSs (together with the Common Share Rights, the “Rights”) and (iii) New Common Shares or New Common ADSs through exercise of the subscription rights (the New Common Shares and New Common ADS referred to herein as the “New Shares”). This section applies to you only if you are a U.S. holder (as defined below) and receive Rights from Oi in the Rights Offer or if you receive or acquire New Shares pursuant to an exercise of Rights and you hold your Rights and New Shares as capital assets for U.S. federal income tax purposes. This section does not purport to discuss all aspects of U.S. federal income taxation which may be relevant to you based on your particular circumstances, or that may be relevant to your decision to acquire, exercise or dispose of Rights or acquire, own, or dispose of New Shares, and this section does not apply to you if you are a member of a special class of holders subject to special rules, including, without limitation:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a bank or financial institution,

•	a tax-exempt organization,

•	an insurance company,

•	a regulated investment company,

•	a real estate investment trust,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more (by vote or value) of our stock,

•	a person that holds Rights or New Shares as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells Rights or New Shares as part of a wash sale for tax purposes,

•	individual retirement accounts and other tax-deferred accounts,

•	persons that have ceased to be U.S. citizens or lawful permanent residents of the United States

•	persons that are resident or ordinarily resident in or have permanent establishment in a jurisdiction outside the United States,

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the

•	Rights or New Shares being taken into account in an applicable financial statement,

•	“S corporations,” partnership or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein), or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

In addition, this section does not discuss any non-U.S., state or local tax considerations, alternative minimum tax, Medicare net investment tax, U.S. federal estate or gift tax, or any aspect of U.S. federal tax law other than income taxation.

This section is based on the U.S. Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, existing and proposed U.S. Treasury Regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Rights or New Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Rights or New Shares should consult its tax advisor regarding the associated tax consequences.

You are a (“U.S. holder”) if you are a beneficial owner of Rights or New Shares and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any political subdivision thereof,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or the trust has made a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is for informational purposes only and is not tax advice. You should consult your own tax advisor regarding the U.S. federal, state and local and the German and other tax consequences of owning and disposing of Rights or New Shares in your particular circumstances.

Treatment of Preferred Stock

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While Oi’s Preferred Shares have some preferences over its common shares, the Preferred Shares are not fixed as to dividend payments or liquidation value. Consequently, although the matter is not entirely clear, because the determination is highly factual in nature, it is more likely than not that the preferred shares of Oi will be treated as “common stock” within the meaning of section 305 of the Code. Accordingly, unless stated otherwise, the remainder of this discussion assumes that the Preferred Stock is treated as “common stock” of Oi. If the preferred shares are treated as “preferred stock” within the meaning of section 305 of the Code, the receipt of Rights by a U.S. Holder (including amounts withheld in respect of any Brazilian taxes), as discussed more fully below, would be treated as dividends to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the Rights so received) will equal the fair market value of the Rights on the date of distribution. Holders of Preferred Shares should consult their own tax advisors as to the potential consequences to such Holder if the Preferred Shares are not treated as “common stock” of Oi.

Taxation of Rights

Receipt of Rights in the Rights Offer

Your receipt of Rights pursuant to the Rights Offer should be treated as a non-taxable distribution with respect to your existing shares (“Existing Shares”) for U.S. federal income tax purposes. The remainder of this disclosure assumes such treatment. However, this conclusion is not free from doubt, and it is possible that subsequent events, such as certain distributions from Oi made within 36 months of the issuance date of the Rights, could cause U.S. holder to be subject to tax on the fair market value of the Rights. Additionally, it is possible that the Internal Revenue Service (“IRS”) may take a contrary view and require a U.S. holder to include in income the fair market value of Rights on the date of their distribution.

If the fair market value of the Rights you receive equals 15% or more of the fair market value of your Existing Shares on the date of distribution of the Rights, then, except as discussed below under “—Rights that Expire Unexercised,” you must allocate your basis in your Existing Shares between your Existing Shares and the Rights in proportion to their relative fair market values as determined on the date the Rights are distributed. On the other hand, if the fair market value of the Rights received by you equals less than 15% of the fair market value of your Existing Shares on the date of distribution of the Rights, the Rights will be allocated a zero basis for U.S. federal income tax purposes, unless you affirmatively elect to allocate basis between your Existing Shares and the Rights in proportion to their relative fair market values as determined on the date of distribution. If you choose to allocate basis between your Existing Shares and the Rights, you must make this election in your tax return for the taxable year in which you receive the Rights. The election is irrevocable once made.

Exercise of Rights

You will not realize gain or loss on the exercise of a Right. If you receive New Shares by exercising your Rights, you will have a tax basis in the New Shares so acquired equal to the amount paid, plus your basis in the Rights so exercised, if any. Your holding period in such New Shares generally will begin on the date the Rights are exercised.

Sale, Exchange or Other Taxable Disposition of Rights

Subject to the passive foreign investment company (“PFIC”) rules discussed below. if you sell, exchange or otherwise dispose of your Rights in a taxable disposition, you will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized (as described more fully below) and your tax basis in your Rights, if any, determined in U.S. dollars. Such gain or loss generally will be long-term capital gain or loss if the Rights are deemed held for more than one year. Long-term capital gains realized by certain U.S. holders (including individuals) are eligible for taxation at reduced rates. Your holding period in the Rights will include your holding period in the Existing Shares with respect to which the Rights were distributed. Your gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

A U.S. holder’s amount realized on a sale, exchange or other taxable disposition of Rights for an amount in a currency other than the U.S. dollar will generally be determined as described below under “—Taxation of New Shares—Sale, Exchange or Other Taxable Disposition of New Shares.”

As discussed below under “—Taxation of New Shares—PFIC Rules,” the Company believes that it was treated as a PFIC for its taxable year ended December 31, 2015. Accordingly, U.S. holders of Existing Shares whose holding period included any portion of the taxable year ended December 31, 2015 may be subject to the PFIC rules discussed below with respect to any sale, exchange or other taxable disposition of their Rights. Such U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the sale or other taxable disposition of the Rights, and the availability of any applicable election, including a purging election pursuant to Treasury Regulation Section 1.1298-3.

Rights that Expire Unexercised

If you receive the Rights pursuant to the Rights Offer but such Rights expire unexercised, you will not realize gain or loss with respect to such Rights. In addition, your tax basis in your Existing Shares previously allocated to such Rights will be re-allocated to such Existing Shares.

Taxation of New Shares

As discussed below under “ —PFIC Rules”, we believe that we were a PFIC with respect to our taxable year ended December 31, 2015. As a result, U.S. holders of Existing Shares whose holding period included any portion of the taxable year ended December 31, 2015 may be subject to the PFIC rules discussed below with respect to any dividends received on, and upon the sale, exchange or other taxable disposition of, their New Shares received upon exercise of the Rights. Such U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to dividends received on, and the sale, exchange or other taxable disposition of, such New Shares, and the availability of any applicable election, including a purging election pursuant to Treasury Regulation Section 1.1298-3.

Treatment of ADSs

In general, for U.S. federal income tax purposes, a holder of an ADS evidencing a Share will be treated as the beneficial owner of Shares represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of ADSs or shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. investors in such ADSs or shares. Such actions include, for example, a pre-release of an ADS by a depositary. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian taxes, the sourcing rules described below and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each could be affected by future actions that may be taken by the U.S. Treasury Department.

Dividends

Subject to the PFIC rules discussed below, the gross amount of any distribution before reduction for any Brazilian withholding tax withheld therefrom will be includible in your gross income as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earning and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the New Shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends. Non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not the Shares, will be readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—PFIC Rules,” dividends that Oi pays on the New Common ADSs, but not on the New Common Shares, are expected to meet the conditions required for these reduced tax rates. However, there can be no assurance that the New Common ADSs will be considered readily tradable on an established securities market in this or later years.

Furthermore, a U.S. holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the New Common ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders.

A dividend paid in reais will be includible in the income of a U.S. holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. holder in the case of the New Common Shares or, in the case of a dividend received in respect of New Common ADSs, on the date the dividend is received by the depositary, whether or not the dividend is converted into U.S. dollars. Assuming the payment is not converted at that time, the U.S. holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. holder that subsequently sells or otherwise disposes of reais, which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to any New Common Shares or New Common ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of New Shares

A deposit or withdrawal of New Common Shares by a U.S. holder in exchange for the New Common ADSs that represent such Shares will not result in the realization of gain or loss for U.S. federal income tax purposes. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your New Shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis, determined in U.S. dollars, in your New Shares. Your adjusted tax basis in New Shares received upon exercise of a Right is determined as described above. Capital gain of a noncorporate U.S. holder is generally taxed at reduced tax rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

Because gains on a sale or other disposition of New Shares generally will be treated as U.S. source, the use of foreign tax credits relating to any Brazilian income tax imposed upon, or withheld from proceeds with respect to, gains in respect of New Shares may be limited. U.S. holders should consult their tax advisors regarding the application of Brazilian taxes to a sale or other disposition of New Shares and their ability to credit a Brazilian tax against their U.S. federal income tax liability.

The amount realized on a disposition of New Shares in exchange for any foreign currency will equal the U.S. dollar value of such foreign currency translated at the spot exchange rate in effect on the date of disposition or, if such New Shares are traded on an established securities market, in the case of a cash method or electing accrual method U.S. holder (which election must be applied consistently from year to year and cannot be changed without the consent of the IRS), the settlement date. If you are an accrual method U.S. holder that does not make the special election, you will have foreign exchange gain or loss to the extent the U.S. dollar value of the foreign currency taken into account by you in determining your amount realized differs from the U.S. dollar value of such foreign currency on the settlement date.

PFIC Rules

In general, we will be a PFIC with respect to you if for any taxable year in which you held our New Shares:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded foreign corporation generally is treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”).

Based on certain estimates of our gross income and gross assets, the nature of our business, the size of our investment in certain subsidiaries, and our anticipated Market Capitalization, we believe that for our taxable year ended December 31, 2015, we were a PFIC for U.S. federal income tax purposes; however, we also believe that we were not a PFIC for the taxable years ended December 31, 2016 and December 31, 2017. Nevertheless, because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2018, or for any subsequent year, until after the close of the year. Furthermore, because we determine the value of our gross assets based on the Market Capitalization test, a decline in the value of our ordinary shares and preferred shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Moreover, we have not obtained an opinion from counsel regarding the PFIC status of Oi for any taxable period.

If we were treated as a PFIC in any taxable year during a U.S. holder’s holding period for its New Shares or Rights (which for this purpose may include such U.S. holder’s holding period for its Existing Shares), U.S. holders generally would be subject to special tax rules with respect to any “excess distribution” received on the New Shares, and any gain recognized from a sale or other disposition (including a pledge) of the New Shares or Rights. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. holder exceeds 125% of the average of the annual distributions received during the preceding three years or the U.S. holder’s holding period, whichever is shorter. Under these special tax rules:

•	the excess distribution on the New Shares or recognized gain on the Rights or New Shares will be allocated ratably over the U.S. holder’s holding period;

•

the amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we were a PFIC will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of our New Shares or Rights cannot be treated as capital, even if the U.S. holder holds the New Shares or Rights as capital assets. Additionally, dividends paid by us would not be eligible for the reduced rate of tax described under “—Dividends.”

If we were treated as a PFIC in any taxable year during a U.S. holder’s holding period for its New Shares or Rights, we will continue to be treated as a PFIC with respect to the U.S. holder for all succeeding years during which the U.S. holder holds the New Shares or Rights. If we cease to be a PFIC and the U.S. holder makes a “deemed sale” election with respect to the New Shares pursuant to Treasury Regulations Section 1.1298-3, such U.S. holder will be deemed to have sold the New Shares at their fair market value and any gain from such deemed sale would be subject to the rules described in the immediately preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the New Shares with respect to which such election was made will not be treated as interests in a PFIC. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in their Existing Shares, the sale or other taxable disposition of the Rights and New Shares received pursuant to an exercise of the Rights, and the availability of any applicable election, including a purging election pursuant to Treasury Regulation Section 1.1298-3.

Any gain recognized by a U.S. holder whose holding period in their Existing Shares includes any portion of the 2015 taxable year from a sale, exchange or other taxable disposition of Rights may be subject to the rules discussed above with respect to gains realized on the sale of a PFIC. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in their Existing Shares, the sale or other taxable disposition of the Rights and New Shares received pursuant to an exercise of the Rights, and the availability of any applicable election, including a purging election pursuant to Treasury Regulation Section 1.1298-3.

If our New Shares are “regularly traded” on a “qualified exchange,” a U.S. holder may make a mark-to-market election with respect to our New Shares. Such an election on our ordinary shares would apply to any Existing Shares and New Shares that are subject to the PFIC rules. If a U.S. holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of such Existing shares or New Shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of such Existing Shares or New Shares, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder makes the election, the holder’s tax basis in Existing Shares and New Shares will be adjusted to reflect the amount of any such income or loss. Any gain recognized on the sale or other disposition of such Existing Shares or New Shares will be treated as ordinary income. Existing Shares and New Shares will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NYSE is a qualified exchange and the B3 may constitute a qualified exchange for this purpose provided the B3 meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, we cannot be certain that such Existing Shares and New Shares will continue to trade on the B3 or the NYSE, respectively, or that such Existing Shares and New Shares will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. U.S. holders should be aware, however, that for each taxable year that we are treated as a PFIC with respect to a U.S. holder, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to such U.S. holder in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if we were characterized as a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. holder owns New Shares during any year in which we were a PFIC, such U.S. holder generally must file IRS Form 8621, generally with the U.S. holder’s federal income tax return for that year.

U.S. holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the Rights or New Shares.

Information with Respect to Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” that meet certain U.S. dollar value thresholds generally are required to file an information report (on IRS Form 8938) with respect to such assets with their tax returns. The Rights and New Shares generally will constitute specified foreign financial assets subject to these reporting requirements unless the Rights or New Shares are held in an account at certain financial institutions. U.S. holders that do not file a required IRS Form 8938 may be subject to substantial penalties, and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such holder for the related tax year may not close before the date which is three years after the date on which such report is filed. U.S. holders are urged to consult their tax advisors regarding the application of these disclosure requirements to their ownership of the Rights or New Shares.

Transfer Reporting Requirements

U.S. holders may be required to file IRS Form 926 reporting the payment of the subscription price for our New Shares to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply with such reporting requirements. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Backup Withholding and Information Reporting

In general, information reporting will apply to dividends in respect of our New Shares and the proceeds from the sale, exchange or redemption of our Rights or our New Shares that are paid within the United States (and in certain cases, outside the United States), unless a U.S. holder establishes that it is an exempt recipient (such as a corporation). Backup withholding may apply to such payments if a U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit or a refund against the U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

We intend to distribute to holders of our Common Shares and Preferred Shares (including the ADS Custodian), at no charge, transferable Common Share Rights to purchase a total of                  New Common Shares (including New Common Shares represented by New Common ADSs). Each holder of our Common Shares and Preferred Shares will receive                  Common Share Rights per Common Share or Preferred Share owned of record as of the Share Rights Record Date (5:00 p.m. (Brasília time) on                 ). Each Common Share Right entitles the holder to purchase one Common Share at the New Common Share Subscription Price of R$                 in cash and entitles a holder that subscribes for New Common Shares to manifest its intention to subscribe for up to all Excess New Common Shares.

In connection with the distribution of Common Share Rights, we intend to distribute to holders of our Common ADSs and Preferred ADSs, at no charge, Common ADS Rights. Each holder of our Common ADSs will be entitled to receive                  Common ADS Rights per Common ADS owned of record and                  Common ADS Rights per Preferred ADS owned of record as of the ADS Rights Record Date of 5:00 p.m. (New York City time) on                . Each ADS Right entitles the holder to purchase one New Common ADS at the New Common ADS Subscription Price equal to the U.S. dollar equivalent of R$                 in cash based on the exchange rate assigned by the ADS Rights Agent on                  and entitles a holder that subscribes for New Common ADSs to manifest its intention to subscribe for up to all Excess New Common ADS.

The Backstop Investors have agreed to subscribe and pay for the Unsubscribed Shares at the New Common Share Subscription Price per New Common Share. This obligation includes Common Shares underlying Common Share Rights and Common ADS Rights distributed to the Backstop Investors that are not exercised in the Rights Offer. The Backstop Investors will also be entitled to exercise their Common Share Rights and Common ADS Rights. The Backstop Investors are not soliciting participation by the holders of Common Share Rights or Common ADS Rights in the Rights Offer or engaging in any other marketing or sales activity in connection with the Rights Offer. The Backstop Commitment of each of the Backstop Investors is subject to the satisfaction of the conditions set forth in the Commitment Agreement.

We have agreed to pay the Backstop Investors a commitment fee of either:

•	cash equal to R$320 million multiplied by such Backstop Investor’s Commitment Percentage, which we refer to as the Cash Commitment Fee, or

•

a number of Common Shares equal to (1) R$400 million divided by the Common Share Subscription Price, multiplied by (2) such Backstop Investor’s Commitment Percentage, which we refer to as the Commitment Fee Shares.

The form of payment of the commitment fee will be at each Backstop Investor’s option, unless the volume weighted average price per share of the Common Shares trading in the B3 during the 30 consecutive calendar days ending on the business day immediately prior to the Share Record Date is R$10.0 or more, in which case the election with respect to the form of payment of the commitment fee will be at our option. The commitment fee will be payable on the closing of the subscription for Unsubscribed Shares by the Backstop Investors or the earlier termination of the Commitment Agreement.

In addition, we have agreed to pay the certain fees and expenses of the Backstop Investors and/or their advisors. Our total gross proceeds from the Rights Offer (assuming that all Common Share Rights are exercised) will be R$4.0 billion, before deducting fees, including the Backstop Investors’ commitment fee, and expenses related to the Rights Offer.

We are offering the Common Share Rights and the New Common Shares underlying the Common Share Rights, or the Common ADS Rights and the New Common ADSs underlying the Common ADS Rights, as applicable, directly to you. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of Common Share Rights or Common ADS Rights in the Rights Offer and, except for the commitment fee being paid to the Backstop Investors, no commissions, fees or discounts will be paid in connection with the Rights Offer. The Bank of New York Mellon is acting as rights agent for the Rights Offer, and D.F. King & Co., Inc. is acting as information agent for the Rights Offer. Although certain of our directors, officers and other employees may solicit responses from you, those directors, officers and other employees will not receive any commissions or compensation for their services other than their normal compensation.

We will pay all customary fees and expenses of the rights agent and the information agent related to the Rights Offer, except for fees, applicable brokerage commissions, taxes and other expenses relating to the sale of Common ADS Rights by the rights agent, all of which will be for the account of the transferor of the Common ADS Rights. We also have agreed to indemnify the rights agent and the information agent from liabilities that they may incur in connection with the Rights Offer.

EXPENSES OF THE OFFERING

The following table sets forth all expenses payable by us in connection with the Rights Offer. All the amounts shown are estimates except for the SEC registration fee and the NYSE listing fee.

Amount
(in U.S. dollars)
SEC registration fee	121,081.95
Backstop Investor’s Commitment Fee (1)	79,922,075.98
Legal, accounting and advisory fees	2,600,000.00
Printing and mailing expenses	100,000.00
Miscellaneous fees and expenses	15,000.00

Total	82,758,157.93

(1)

Represents the Cash Commitment Fee of R$320 million which we have agreed to pay the Backstop Investors under the Commitment Agreement which forms part of the RJ Plan (converted into U.S. dollars based on an exchange rate of R$4.0039=US$1.00, the PTAX selling rate as reported by the Brazilian Central Bank on September 28, 2018). Each Backstop Investor will have the option to receive the Commitment Fee Shares in lieu of the Cash Commitment Fee.

DOCUMENTS ON DISPLAY

We file annual and other reports with the SEC under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports and other information about issuers like us who file electronically with the SEC. The address of the site is www.sec.gov.

Copies of Oi’s Comprehensive Annual Report on Form 20-F for the fiscal years ended December 31, 2017 and 2016 and documents referred to in this prospectus and Oi’s by-laws are available for inspection upon request at Oi’s headquarters at Rua do Lavradio, 71, 2 andar – Centro, CEP 20.230-070 Rio de Janeiro, RJ, Brazil. Statements contained in this prospectus regarding the contents of any contract or other document filed as an exhibit to this prospectus summarize their material terms, but are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document.

We are also subject to the informational requirements of the CVM and the B3. You are invited to read and copy reports, statements or other information, other than any confidential filings, that we have filed with the CVM and the B3. Our public filings with the CVM are electronically available from the CVM’s Internet site at www.cvm.gov.br and are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Cincinato Braga, 340, 2nd, 3rd and 4th floors, São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +55-21-3554-8686 and +55-11-2146-2000, respectively. Our public filings with the B3 are electronically available from the B3s Internet site at www.b3.com.br. Information on file with the B3 and the CVM is not incorporated by reference herein, and should not be considered as part of this prospectus.

Our filings are also available to the public from our Internet site at www.oi.com.br/ir. The information included on our website or that might be accessed through our website is not incorporated by reference in, and should not be considered as part of this prospectus.

We are a “foreign private issuer” as defined under Rule 405 of the U.S. Securities Act of 1933, as amended, or the Securities Act. As a result, although we are subject to the informational requirements of the Exchange Act as a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act, the insider reporting and short-profit provisions under Section 16 of the Exchange Act and the requirement to file current reports on Form 8-K upon the occurrence of certain material events.

ENFORCEABILITY OF CIVIL LIABILITIES

Oi is a corporation organized under the laws of Brazil. All of the directors and officers of Oi and some of the advisors named herein reside in Brazil or elsewhere outside the United States, and all or a significant portion of the assets of such persons may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or other jurisdictions outside Brazil upon such persons, or to enforce against such persons judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions.

Oi has been advised by Barbosa, Müssnich & Aragão Advogados, its Brazilian counsel, that a judgment of non-Brazilian courts for civil liabilities predicated upon the securities laws of countries other than Brazil, including the U.S. securities laws, may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against Oi, its directors and officers or certain advisors named herein obtained outside Brazil would be enforceable in Brazil upon confirmation of that judgment by the Superior Tribunal de Justiça (Superior Court of Justice). That confirmation will only be available if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the non-Brazilian court where the foreign judgment is granted;

•

is issued by a court of competent jurisdiction after proper service of process on the parties according to the rules of the location where the party to be summoned resides, or after sufficient evidence of its absence has been given, as established pursuant to applicable law;

•	is final and, therefore, not subject to appeal;

•	duly authenticated by the Brazilian consulate in the location where the non-Brazilian court rendered the judgment and is accompanied by a sworn translation into Portuguese; and

•	is not against Brazilian public policy, good morals or national sovereignty (as set forth in Brazilian law).

Oi has been further advised by its Brazilian counsel that original actions may be brought in connection with this Information Statement predicated solely on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against Oi or the directors and officers and certain advisors named herein provided that provisions of the federal securities laws of the United States do not contravene Brazilian laws and regulation, public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action.

In addition, a plaintiff, whether Brazilian or non-Brazilian, that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure its payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of debt instrument or counterclaim. Notwithstanding the foregoing, Oi cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

If proceedings are brought in the courts of Brazil seeking to enforce its obligations under the Rights Offer, Oi would not be required to discharge its obligations in a currency other than reais. Any judgment obtained against Oi in Brazilian courts in respect of any payment obligations under the New Notes would be expressed in reais.

EXPERTS

The consolidated financial statements of as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, have been included herein in reliance upon the report of KPMG Auditores Independentes, or KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2017 consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations, net capital deficit and net shareholders’ deficit, and need to achieve the conditions of the judicial reorganization plan, raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CHANGE IN CERTIFYING ACCOUNTANT

On September 12, 2018, our board of directors authorized our management to hire a new independent registered public accounting firm. The dismissal of KPMG as our independent registered public accounting firm is effective on October 4, 2018

KPMG’s audit report of our consolidated financial statements for the fiscal years ended December 31, 2017 and 2016 and the three-year period ended December 31, 2017 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles, except that this audit report contains an explanatory paragraph that states that our recurring losses from operations, net capital deficit and net shareholders’ deficit, and need to achieve the conditions of the judicial reorganization plan, raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our management’s plans in regard to these matters are described in Note 1 to our audited consolidated financial statements and our unaudited interim consolidated financial statements.

During the three fiscal years ended December 31, 2017 and the subsequent interim period ended on October 4, 2018, there were (1) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of such disagreements in its report on our financial statements for such periods, or (2) no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F, except that KPMG advised us of the following material weakness:

•

We did not design, establish and maintain effective procedures to ensure adequate review, approval, and existence of sufficient supporting documentation over manual journal entries. This weakness could impact in a failure to timely detect the totality of manual journal entries, as well as their adequate approval and revision.

•

We did not design, establish or maintain effective controls over the communication of activity that impacted the judicial deposits and contingencies balances. Further, effective controls over the timely reconciliation of these accounts were not established or maintained.

•

We did not design, establish or maintain effective control over the preparation, timely review, and documented approval of the reconciliation of unbilled revenues. Specifically, we did not have effective controls over the completeness and accuracy of supporting schedules. The schedules and historical information used in this process were not reviewed in a periodic and timely manner.

•

We did not have sufficient and skilled accounting and finance personnel necessary to perform appropriate processes and controls related to the preparation of the financial statements in accordance with U.S. GAAP, which includes timely identification and review of significant non-routine transactions. As a result, a number of errors in our financial statements were detected and corrected and could not be detected on a timely basis by management in the normal course of the business.

•

We did not design, establish or maintain effective control over the completeness and accuracy of consolidation entries, which includes timely review of reconciliation of intercompany balances and its elimination in the consolidation process.

•	We did not design, establish or maintain effective control over the process level control to capture and identify the statute of limitation of its recoverable taxes.

We have provided KPMG with a copy of the registration statement of which this prospectus forms a part prior to its filing with the SEC and requested that KPMG furnish a letter addressed to the SEC stating whether it agrees with the statements made herein. A copy of KPMG’s letter to the SEC dated October 4, 2018 is included as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On September 19, 2018, we engaged BDO RCS Auditores Independentes S.S., or BDO, as our new independent registered public accounting firm to audit our financial statements for the year ending December 31, 2018 effective on October 5, 2018. The decision to engage BDO was recommended by our fiscal council and was subsequently unanimously approved by our board of directors present at a meeting on September 12, 2018. BDO has been engaged as the auditors of our financial statements prepared under Brazilian GAAP since April 2017.

Prior to the engagement of BDO as our independent registered public accounting firm, we had not previously consulted with BDO regarding (1) the application of U.S. GAAP accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on our financial statements prepared under U.S. GAAP, or (3) a reportable event (as defined under Item 16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years and any later interim period, including the interim period up to and including the date that BDO was engaged as our independent registered public accounting firm.

LEGAL MATTERS

The validity of the Common Shares, including Common Shares represented by ADSs, offered by this prospectus and certain legal matters governed by Brazilian law relating to the rights and the offering of the offered securities will be passed upon by Barbosa Müssnich Aragão. Certain legal matters governed by United States and New York law relating to the offering of the offered securities will be passed upon by White & Case LLP.

INDEX TO FINANCIAL STATEMENTS

Interim Condensed Consolidated Financial Statements of Oi S.A. – In Judicial Reorganization

Interim Condensed Consolidated Balance Sheet as of June 30, 2018 and Consolidated Balance Sheet as of December 31, 2017	F-2
Interim Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2018 and 2017	F-4
Interim Condensed Consolidated Statements of Comprehensive Income (Loss) for the six-month periods ended June 30, 2018 and 2017	F-5
Interim Condensed Consolidated Statements of Changes in Equity (Deficit) for the six-month periods ended June 30, 2018 and 2017	F-6
Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2018 and 2017	F-7
Notes to the Interim Condensed Consolidated Financial Statements	F-9

Consolidated Financial Statements of Oi S.A. – In Judicial Reorganization

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Balance Sheets at December 31, 2017 and Unaudited Interim Condensed Consolidated Balance Sheets at June 30, 2018

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Note	06/30/2018	12/31/2017
Current assets
Cash and cash equivalents	7	5,096,102	6,862,684
Short-term investments	7	41,845	21,447
Trade accounts receivable, less allowance for doubtful accounts of R$1,781,307 in 2018 and R$1,342,211 in 2017	8	7,097,235	7,367,442
Other taxes	10	968,370	1,081,587
Recoverable income taxes	9	853,251	1,123,510
Judicial Deposits	11	1,508,271	1,023,348
Inventories		259,246	253,624
Prepaid expenses (R$848 million of the adoption of ASC 606 in 2018)		1,478,517	307,162
Pension plan assets	23	2,712	1,080
Held-for-sale assets	26	5,082,076	4,675,216
Other assets		868,564	780,627

Total current assets		23,256,189	23,497,727
Non-current assets
Long-term investments	7	61,276	114,839
Other taxes	10	676,962	627,558
Judicial Deposits	11	7,952,156	8,289,762
Investments	12	125,247	136,510
Property, plant and equipment, net	13	27,248,074	27,083,454
Intangible assets	14	8,646,568	9,254,839
Pension plan assets	23	1,778,823	1,699,392
Other assets		278,722	282,687

Total non-current assets		46,767,828	47,489,041

Total assets		70,024,017	70,986,768
Liabilities not subject to compromise
Current liabilities
Trade payables	15	4,141,780	5,170,970
Loans and financing	16	298,816	54,251
Payroll, related taxes and benefits		702,306	924,560
Income taxes payable		142,340	567,129
Other taxes	10	998,461	1,443,662
Tax financing program	18	236,507	278,277
Dividends and interest on capital		6,197	6,222
Liability for pensions benefits	23	92,884	—
Unearned revenues	21	266,661	139,012
Advances from customers		539,638	402,774
Licenses and concessions payable	17	57,044	20,306
Liabilities associated to held-for-sale assets	26	274,299	354,127
Other payables	20	438,509	469,214

Total current liabilities		8,195,442	9,830,504

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Balance Sheets at December 31, 2017 and Unaudited Interim Condensed Consolidated Balance Sheets at June 30, 2018

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Note	06/30/2018	12/31/2017
Non-current liabilities
Trade payables	15	3,321,166	—
Loans and financing	16	8,738,925	—
Other taxes	10	893,473	867,664
Deferred taxes liabilities	9	599,735	497,375
Tax financing program	18	487,889	610,500
Provision for contingencies	19	1,303,821	1,368,435
Liability for pensions benefits	23	571,129	72,374
Unearned revenues	21	1,727,469	1,633,816
Advances from customers		9,588	67,143
Licenses and concessions payable	17	—	604
Other payables	20	776,123	583,186

Total non-current liabilities		18,429,318	5,701,097
Prepetition liabilities subject to compromise	28	36,482,061	65,139,228
Total liabilities		63,106,821	80,670,829
Shareholders’ equity	22
Preferred shares, no par value		4,094,909	4,094,909
Authorized 157,727 shares; issued and outstanding 155,915 shares in 2017 and 155,915 in 2016
Common shares, no par value		17,343,465	17,343,465
Authorized 668,034 shares; issued and outstanding 519,752 shares in 2017 and 519,752 in 2016

Total share capital		21,438,374	21,438,374
Share issuance costs		(444,943)	(444,943)
Capital reserves		17,762,545	17,762,545
Treasury shares		(5,531,092)	(5,531,092)
Other comprehensive loss		(1,217,050)	(1,175,521)
Accumulated losses		(25,369,770)	(42,026,880)
Total equity (deficit) attributable to the Company and subsidiaries		6,638,064	(9,977,517)

Non-controlling interest	26	279,132	293,456

Total shareholders’ equity (deficit)		6,917,196	(9,684,061)

Total liabilities and shareholders’ equity (deficit)		70,024,017	70,986,768

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Unaudited Consolidated Statements of Operations for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Note	06/30/2018	06/30/2017
Net operating revenue	4	11,213,566	11,998,389
Cost of sales and services	5	(7,839,452)	(7,792,573)

Gross profit		3,374,114	4,205,816

Operating (expenses) income
Selling expenses	5	(2,337,920)	(2,119,432)
General and administrative expenses	5	(1,290,071)	(1,574,597)
Other operating income (expenses), net	5	425,738	100,625
Reorganization items, net	27	16,309,072	(275,425)

Profit (Loss) before financial and taxes		16,480,933	336,987

Financial expenses, net	6	(447,955)	(1,353,289)

Profit (Loss) before income taxes		16,032,978	(1,016,302)
Income tax expense (current and deferred)	9	(24,632)	261,607

Profit (Loss) from continuing operations		16,008,346	(754,695)
Net Profit (Loss) for the period		16,008,346	(754,695)

Net profit (loss) attributable to owners of the Company		16,000,786	(723,171)
Net profit (loss) attributable to non-controlling interests		7,560	(31,524)

Net profit (loss) allocated to common shares – basic and diluted		12,308,490	(556,294)
Net profit (loss) allocated to preferred shares – basic and diluted		3,692,296	(166,877)
Weighted average number of outstanding shares
(in thousands of shares)
Common shares – basic and diluted		519,752	519,752
Preferred stock – basic and diluted		155,915	155,915
Net loss per share attributable to owners of the Company (in Reais):
Common shares – basic and diluted		23.68	(1.07)
Preferred stock – basic and diluted		23.68	(1.07)
Net loss per share from continuing operation attributable to owners of the Company:
Common shares – basic and diluted		23.68	(1.07)
Preferred shares – basic and diluted		23.68	(1.07)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Unaudited Consolidated Statements Comprehensive Income (Loss) for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	06/30/2018	06/30/2017
Net profit (loss) for the period	16,008,346	(754,695)
Other comprehensive income (loss)
Foreign currency translation adjustments	(63,413)	176.528
Decrease in stake in subsidiary	—	(374.130)

	(63,413)	(197,602)
Pension and other postretirement benefit plans:
Pension and other postretirement benefit plans	—	29,873

Other comprehensive income (loss)	15,944,933	(922,424)
Less comprehensive loss attributable to non-controlling interest	(14,324)	(447,986)

Net comprehensive income (loss) attributable to controlling shareholders	15,959,257	(474,438)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Unaudited Consolidated Statements of Changes in Shareholders’ Equity / (Deficit) at June 30, 2018 and December 31, 2017

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Attributable to owners of the Company						Total equity / (deficit) attributed to controlling shareholders	Non-controlling shareholders	Total equity/ (deficit)
	Share capital	Share issue costs	Capital reserves	Treasury shares	Accumulated losses	Other comprehensive income (loss)
Balance at December 31, 2016	21,438,374	(444,943)	17,762,545	(5,531,092)	(38,290,362)	(1,074,812)	(6,140,290)	790,996	(5,349,294)
Loss for the period	—	—	—	—	(723,171)	—	(723,171)	(31,524)	(754,695)
Other comprehensive loss	—	—	—	—	—	248,733	248,733	(416,462)	(167,729)
Balance at June 30, 2017	21,438,374	(444,943)	17,762,545	(5,531,092)	(39,013,533)	(826,079)	(6,614,728)	343,010	(6,271,718)

	Attributable to owners of the Company						Total equity / (deficit) attributed to controlling shareholders	Non-controlling shareholders	Total equity/ (deficit)
	Share capital	Share issue costs	Capital reserves	Treasury shares	Accumulated losses	Other comprehensive income (loss)
Balance at December 31, 2017	21,438,374	(444,943)	17,762,545	(5,531,092)	(42,026,880)	(1,175,521)	(9,977,517)	293,456	(9,684,061)
ASC 606 recognized	—	—	—	—	655,112	—	—	—	—
Balance at January 01, 2018	21,438,374	(444,943)	17,762,545	(5,531,092)	(41,371,768)	(1,175,521)	(9,977,517)	293,456	(9,684,061)
Profit for the period	—	—	—	—	16,000,786	—	16,000,786	7,560	16,008,346
Other comprehensive income (loss)	—	—	—	—	1,212	(41,529)	614,795	(21,884)	592,911
Balance at June 30, 2018	21,438,374	(444,943)	17,762,545	(5,531,092)	(25,369,770)	(1,217,050)	6,638,064	279,132	6,917,196

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	06/30/2018	06/30/2017
Operating activities
Profit (Loss) for the period	16,008,346	(754,695)
Adjustments to reconcile net income to cash provided by operating activities
Loss (gain) on financial instruments	1,564,721	(644,829)
Depreciation and amortization	2,921,810	2,853,052
Fair-value of available-for-sale securities	(710,400)	721,373
Provision for bad debt	773,921	345,846
Provision for contingencies	3,896	408,238
Provision for pension plans	(78,384)	(104,393)
Impairment (reversal) of assets	71	171
Deferred tax expense (benefit)	83,733	(893,047)
Reorganization items, net	(16,309,072)	275,425
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(503,634)	(563,712)
Other taxes	52,785	507,982
Purchase of short-term investments	(644,408)	(298,404)
Redemption of short-term investments	685,811	498,203
Trade payables	(2,670,804)	329,942
Payroll, related taxes and benefits	(217,266)	26,199
Provision for contingencies	(139,682)	(242,135)
Net increase in income taxes refundable and payable	(631,322)	404,087
Changes in assets and liabilities held for sale	(215,600)	323,176
Other	1,224,473	(801,388)
Net cash provided by operating activities	1,198,995	2,391,091

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	06/30/2018	06/30/2017
Investing activities
Purchases of tangibles and intangibles	(2,777,506)	(2,122,857)
Proceeds from the sale of investments, tangibles and intangibles	15,319	192
Judicial deposits	(562,325)	(129,282)
Redemption of judicial deposits	613,128	161,039

Net cash provided by (used in) by in investing activities	(2,711,384)	(2,090,908)
Financing activities
Repayment of principal of borrowings, financing and derivatives	(161,884)	(659)
Payments of obligation for licenses and concessions	(161)	(103,119)
Payments of obligation for tax refinancing program	(106,158)	(79,001)
Payment of dividends and interest on capital	(25)	(59,445)
Share buyback	—	(300,429)

Net cash used in financing activities	(268,228)	(542,653)
Foreign exchange differences on cash and cash equivalents	14,035	7,830
Net (decrease) increase in cash and cash equivalents	(1,766,582)	(234,640)
Cash and cash equivalents beginning of period	6,862,684	7,563,251

Cash and cash equivalents end of period	5,096,102	7,328,611

Non-cash transactions

	06/30/2018	06/30/2017
Acquisition of Property, Plant and Equipment and Intangible assets (incurring liabilities)	(178,481)	363,317
Offset of judicial deposits against provision for contingencies	228,473	151,525

Other transactions

	06/30/2018	06/30/2017
Income taxes paid	(2,508)	(1,654)
Financial charges paid	(572,221)	(227,353)

See accompanying notes to consolidated financial statements.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.	BASIS OF PRESENTATION

Oi S.A.—Under Judicial Reorganization – Debtor-in-Possession (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. From January 2004 on, the Company also provides domestic and international long-distance services in all Regions and since January 2005 started to provide local services outside Region II. These services are provided under concessions granted by Agência Nacional de Telecomunicações—ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry (“ANATEL” or “Agency”).

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A.—Under Judicial Reorganization – Debtor-in-Possession (“Telemar”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; and (ii) through its indirect subsidiary Oi Móvel S.A.—Under Judicial Reorganization – Debtor-in-Possession (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

The local and nationwide STFC long-distance concession agreements entered into by the Company and its subsidiary Telemar with ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services, and also include several consumer protection provisions, as perceived by the regulator. On December 30, 2015, ANATEL announced that the review to be implemented by the end of 2015 had been postponed to April 30, 2016. Subsequently, On April 29, 2016, ANATEL decided, under a Resolution Circular Letter, to postpone until December 31, 2016 the execution of the revised agreements. On December 30, 2016 and under a Resolution Circular Letter, ANATEL postponed again the execution of the new concession agreements up to June 30, 2017. On June 29, 2017, ANATEL informed, in an official letter, that it would no longer make any further amendments to the concession agreements at this instance. Note that until the end of the concession agreement on December 31, 2025 there would still be a period for revision, on December 31, 2020. It is worth noting that Congress Bill 79/2016 provides for a special amendment of concession agreements to adjust them to the possibility of migrating from a public utility regime to an STFC service provision under a private law regime. Thus, if this bill is passed into law, the concession agreement is subject to amendment in any date other than December 31, 2020. Throughout the years, ANATEL initiated some procedures aiming at monitoring the Company’s financial situation, as well as to assess the Company’s ability to discharge its obligations arising from the terms of the concession agreements. In light of the approval of the Judicial Reorganization Plan by the creditors and its subsequent ratification by the competent court ANATEL started to monitor the Oi Group Companies’ operating and financial positions based on the effectiveness of said Judicial Reorganization Plan (JRP).

In Africa, the Company provides fixed and mobile telecommunications services indirectly through Africatel Holding BV (“Africatel”). The Company provides services in Mozambique, and São Tomé, among other countries, notably through its subsidiaries Listas Telefónicas de Moçambique (“LTM”) and CST – Companhia Santomense de Telecomunicações, SARL (“CST”). Additionally, Africatel holds an indirect 25% stake in Unitel S.A. (“Unitel”) and a 40% stake in Cabo Verde Telecom, S.A. (“CVT”), which provide telecommunications services in Angola and Cape Verde.

In Asia, the Company provides fixed and mobile telecommunications services basically through its subsidiary Timor Telecom.

The international operations referred to above are in the process of being sold, as described in Note 26.

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on B3 S.A. – Brasil, Stock Exchange, OTC, and its American Depositary Receipts (“ADRs”) representing Oi common shares traded on the New York Stock Exchange (“NYSE”).

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

JUDICIAL REORGANIZATION

The section Judicial Reorganization Plan should be read in conjunction with the Company’s consolidated financial statements and related footnotes for the year ended December 31, 2017.

On January 8, 2018, the Judicial Reorganization Court issued a decision that ratifies the JRP and grants the judicial reorganization to the Oi Group, which was published on February 5, 2018 (“JPR Ratification” or “JPR Confirmation”). Under the terms of the JPR, some creditors had until February 26, 2018 the option to elect the way their credits would be restructured or paid, except for bondholders, whose deadline was extended to March 8, 2018, as decided by the Judicial Reorganization Court on February 26, 2018.

On April 17, 2018 the Chapter 15 Debtors filed with the United States Bankruptcy Court a Full Force and Effect Motion” (“FFE Motion”) in order for the JRP, as ratified by the Brazilian courts, can be recognized and enforced in the U.S. territory, which was granted on June 14, 2018 by the United States Bankruptcy Court.

This decision, in addition to fully enforcing the effects and the effectiveness of the JRP, as ratified, in the United States, it also authorized the completion of any and all the stages required for the implementation of the JRP, with regards to the following series of debts governed by the New York law: (i) 9.75% of the Senior Notes maturing in 2016 issued by Oi (CUSIP/ISIN 10553M AC5/US10553MAC55 and P18445 AF6/USP18445AF68); (ii) 5.125% of the Senior Notes maturing in 2017 issued by Oi (ISIN nº XS0569301830 e XS0569301327); (iii) 9.50% das “Senior Notes” maturing in 2019 issued by Oi (CUSIP/ISIN 87944L AD1/US87944LAD10 P9037H AK9/USP9037HAK97); (iv) 5.50% of the Senior Notes maturing in 2020 issued by Oi (CUSIP/ISIN 87944L AE9/US87944LAE92, P9037H AL7/USP9037HAL70 and 87944L AF6/USP87944LAF67); (v) 5.625% of the Senior Notes maturing in 2021 issued by Oi Coop (ISIN nº XS1245245045 e XS1245244402); and (vi) 5.75% of the Senior Notes maturing in 2022 issued by Oi Coop (CUSIP/ISIN 10553M AD3/US10553MAD39 and P18445 AG4/USP18445AG42).

On April 10, 2018, PTIF and Oi Holanda filed with the Dutch Court their composition plans—the terms of which are similar to those of the JRP approved by the creditors at the Creditor’ General Meeting on December 19 and 20, 2017 and ratified by the Judicial Reorganization Court in a court decision issued on January 8, 2018, effective as from the decision’s publication on the Official Gazette on February 5, 2018 (“Composition Plan” or “Composition Plans”)—and require setting dates for the submission of claims and a vote on the Composition Plans, which was granted by the Dutch Court on the same date, which set May 17, 2018 as the deadline for the submission of claims and June 1, 2018 to hold a vote on each Composition Plan as the PTIF and Oi Holanda General Creditors’ Meeting.

On June 1, 2018, the holders of the PTIF and Oi Holanda Notes approved the Composition Plans of PTIF and Oi Holanda.

On June 11, 2018, the Amsterdam District Court confirmed the approval of the Composition Plans of PTIF and Oi Holanda (“Confirmation Decision”). Since no appeal was lodged and the Confirmation Decision became final, beginning June 20, 2018 the Composition Plans became effective inside The Netherlands and, pursuant to the Dutch Law, PTIF and Oi Holanda are no longer assigned a bankruptcy status.

On July 19, 2018, the preapproval for the completion of the Capital Increase – New Funds, governed by Clause 6 of the JRP, was requested to ANATEL, as required by Clause 16.1, XXI of the Switched Fixed-line Telephony Services Concession Agreement entered by the Company.

On July 31, 2018, the Company released a Notice to the Market informing that it had completed the restructuring of its financial debt and the financial debt of the Companies under Reorganization with the implementation of the applicable JRP terms and conditions.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

On August 1, 2018, the Company disclosed a Notice to the Market informing that (i) it was aware of the decision issued on July 30, 2018 by the Second Lisbon Commercial Court (“Portuguese Court”), which denied the request made by the Companies Under Reorganization for the recognition, in Portugal, of the JRP Confirmation by the Judicial Reorganization Court.; and (ii) it intends to file the proper appeal with the Lisbon Appellate Court against the Portuguese Court’s decision since it understands that this is not consistent with the two decisions already issued by the same Court that acknowledge and uphold in Portugal the request and the effectiveness of the Companies Under Reorganization’s Judicial Reorganization in Brazil, and since is it contrary to the decisions recently issued by the United States Court and the Dutch Court. According to the Portuguese Court, a final and unappealable decision on the JRP Confirmation would be necessary so it could be recognized in Portugal. Note that the Portuguese Court’s decision was based on formal aspects and it never mentions the merits of the JRP. That decision has no impact on the validity and full effectiveness of the JRP, the implementation of which was safeguarded by the Judicial Reorganization Court.

As provided for in the JRP, the Board of Directors has called an Extraordinary Shareholders’ Meeting (AGE) to be held on September 17, 2018, to resolve upon, among other matters, the ratification of the election of the Consensual Slate appointed by the Company’s management to be part of the New Board of Directors, as provided for by Clause 9.3 and sub-clauses thereof of the JRP, as well as the increase in the authorized capital limit, with the ensuing amendment to Article 6 of the Bylaws, to allow for the Capital Increase – New Funds, pursuant to the terms and conditions set forth in the JRP.

In the course of the preparation of the JRP, the Company assessed a significant set of scenarios and forecasts for the evolution of its operations and financial, and conducted discussions with creditors and partners affected by the JRP. This preparatory work was in line with the complexity and sheer size of the Company’s business, the existing high number of operating and financial processes and controls with an impact on the assumptions used by Management, and the volume and diversity of the information used.

The payment proposals in the JRP of the Oi Companies are those included in the JRP approved at the GCM on December 19 and 20, 2017 and ratified by the Judicial Reorganization Court on January 8, 2018. The JRP was submitted on December 22, 2017 by the Trustee, in the records of digital case No. 0203711-65.2016.8.19.0001.

Updates occurred in 2018 of the payment proposals in the JRP approved at the CGM on December 20, 2017 and ratified by the Judicial Reorganization Court on January 8, 2018

On June 13, 2018, ANATEL agreed with the restructuring of the qualified bonds, in Decision No. 336/2018, authorizing the stages necessary for the capital increase of the other actions required for complying with Clause 4.3.3.2 of the JRP. Specifically, the authorized conversion entailed the issue of new shares, the dilution of the current shareholders’ interests, the capital increase, and the change of the Company’s current shareholding structure. ANATEL ratified the determination of any change in the Company’s Board of Directors that must be previously submitted to the Regulator’s review.

On June 18, 2018, the Superintendent General of the Administrative Economic Defense Council (“CADE”) (Brazilian antitrust authority) decided, under SG Order No. 753/2018, not to acknowledge the qualified bonds’ restructuring transaction, which had been cautiously notified to said authority exclusively to ensure the compliance with JRP within the prescribed deadlines. According to the CADE Superintendent General, the transaction was not acknowledged because it did not meet the revenue requirement prescribed by Law 12529/2011. No complaints were filed against this decision.

With the confirmation of the CADE’s decision and taking into account ANATEL’s Steering Board’s decision that granted the preapproval requested by the Company to complete the capital increase provided for by Clause 4.3.3.2 of the JRP.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

Liabilities subject to compromise (Note 28)

As a result of the filing of the Bankruptcy Petitions, the company has applied the FASB Accounting Standards Codification (“ASC”) 852 Reorganizations in preparing its consolidated financial statements. ASC 852 requires that financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, realized gains and losses and provisions for losses that are realized or incurred in the judicial reorganization proceedings have been recorded in a reorganization line item in its consolidated statements of operations. In addition, the prepetition obligations that may be impacted by the judicial reorganization proceedings have been classified on the balance sheet as liabilities subject to compromise. These liabilities are reported as the amounts expected to be allowed by the Judicial Reorganization Court, even if they may be settled for lesser amounts.

Certain amounts initially recorded as liabilities subject to compromise were adjusted and reclassified to reflect the new legal terms and conditions established by the JRP Court.

In connection with an emergence from the Judicial Reorganization Cases, the Company may be required to adopt fresh start accounting, upon which the Company’s assets and liabilities will be recorded at their fair value. The fair values of the Company’s assets and liabilities as of that date may differ materially from the recorded values of its assets and liabilities as reflected in its historical consolidated financial statements. In addition, the Company’s adoption of fresh start accounting may materially affect its results of operations following the fresh start reporting dates as the Company may have a new basis in its assets and liabilities. Consequently, the Company’s financial statements may not be comparable with the financial statements prior to that date and the historical financial statements may not be reliable indicators of its financial condition and results of operations for any period after it adopts fresh start accounting. The Company did not evaluate the potential impact of the fresh start accounting on its consolidated financial statements, as it did not emerge from bankruptcy, due to certain material unsatisfied conditions, which relates to the debt-to-equity swap occurred in July 2018 (Note 29) and the additional capital increase of R$ 4 billion which should occur until February 2019 in accordance with the terms of the JRP.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies detailed below have been consistently applied in all periods presented in this unaudited interim condensed consolidated financial statement, except that the Company reassessed the assumptions to estimate the provision for bad debts.

Going concern assumption

In August 2014, the FASB issued an accounting standards update which requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. This update was effective for the Company’s annual periods starting ended December 31, 2016. The Company’s assessment of our ability to continue as a going concern is further discussed below. The retention of a large amount of funds in court deposits arising from discussions within the regulatory, labor, tax, and civil scope, with immediate impact on the liquidity of Oi Group, as well as with the imposition of high administrative fines, particularly by ANATEL, has contributed to the worsening financial situation.

The change in the standards of consumption of telecommunication services, due to the technological evolution, worsened this scenario of financial difficulties even more. With the mass supply of mobile telephony, cable TV and Internet services, the attractiveness of fixed telephony services was reduced, which resulted in a decrease in the base of subscribers of Oi Group in this segment.

Notwithstanding the foregoing, the level of the objectives and goals associated with the obligations of universalization of fixed telephony services (consolidated in the General Plan of Universalization Goals, as provided for in the General Telecommunications Law) has remained stable since 1998, the year on which the concession agreements in effect were signed. Therefore, within the context of the referred obligations of universalization, Oi Group finds itself forced to make heavy investments in certain regions and remote locations, with low demographic density and a low-income population, obtaining, as a compensation, a small financial return as compared with the regulatory requirement of these investments.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

The costs to obtain funds incurred by Oi Group – taking into account the high interest rates adopted nationwide, as well as the need for and cost of foreign exchange protection for funds obtained abroad – are higher than the costs to obtain funds incurred by its direct competitors, who are international players, which also contributed to the deterioration of Oi Group’s financial situation.

In addition, it is notable that the Country’s economic scenario has been deteriorating over the past years, thus directly impacting the operations performed by Oi Group and negatively affecting its liquidity. Moreover, the profile of the market covered by fixed telephony concessionaires competing with the Company is more homogeneous and the economic power of their users is materially higher than that of those covered by Oi Group in its area of activity (larger and more heterogeneous than the area of activity of its competitors).

The Companies have fulfilled the obligations established in the Judicial Reorganization proceedings and in the approved PRJ within the established time limits. It is emphasized that these conditions and circumstances indicate the existence of significant uncertainty that may affect the success of the judicial reorganization and cast doubts as to the Oi Companies ability to continue as going concern, including the compliance with the resolution and suspensory conditions precedent included in the PRJ.

Unaudited interim condensed consolidated financial statements

The accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2018, the unaudited interim condensed consolidated statements of comprehensive income and cash flows for the six months ended June 30, 2018 and 2017, and the related note disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company are prepared in accordance with U.S. GAAP for interim financial statements using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the provision for bad debts, which on June 30, 2018, the Company revisited the assumptions for estimate adopted for the provision. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and notes required by U.S. GAAP for annual financial statements. These financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes for the year ended December 31, 2017.

The unaudited interim condensed consolidated financial statements are prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments, necessary to present a fair statement of the results for the interim periods presented. Results of the operations for the six months ended June 30, 2018 and 2017 are not necessarily indicative of the results expected for the full fiscal year or for any future annual or interim period.

Change in Accounting Estimates

Allowance for doubtful accounts

The Company reassessed the methodology used to evaluate the assumption of allowance for doubtful accounts that is set up to recognize probable losses on accounts receivable taking into account the measures implemented to restrict the provision of services to and collect late payments from customers.

New Accounting Standards

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), and has since modified the standard with several ASUs. The standard is effective for the Company, and was adopted on January 1, 2018.

The standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

The guidance permits two methods of adoption, the full retrospective method applying the standard to each prior reporting period presented, or the modified retrospective method with a cumulative effect of initially applying the guidance recognized at the date of initial application. The standard also allows entities to apply certain practical expedients at their discretion. The Company adopted the standard using the modified retrospective method with a cumulative catch up adjustment and provided additional disclosures comparing results to previous GAAP in the 2018 unaudited interim condensed consolidated financial statements. The Company applied the new revenue standard only to contracts not completed as of the date of initial application, referred to as open contracts.

The most significant judgments and impacts upon adoption of the standard include the following items:

Sales of handheld devices at a discount—The Company offers its customers, who have acquired a given service package or entered into certain mobility contracts, handheld devices at a discount. Since the equipment (cellphone) is not a key condition for the provision of the service and there is no customization by the Company to offer the service using a given device, the Company considers such sale a separate performance obligation. The discount should be allocated to the performance obligations arising on the sale of plans and in a mobility contract (corporate customers) and the revenue from the sale of handheld devices should increase due to the recognition of the revenue from the sale of cellphones at the time the control over the good is transferred to the customer, while the service revenue should be reduced throughout the transfer of the promised service. The total revenue earned throughout the entire service agreement will not change and there will be no change either in the revenue process from customers and the Company’s cash flows.

Revenue from registration/service installation fees—The registration/installation fee collected from customers at the time a contract is nonrefundable and refers to the activity the Company is required to undertake when entering into a contract or a comparable activity required to fulfill such contract, while such activity does not entail the transfer of a good or the service promised to the customer. The fee is an advance payment for future goods or services and, therefore, should be recognized as revenue when such goods or services are supplied. Considering that such fees are a separate performance obligation, revenue must be recognized together with the revenue of said service provision, i.e., it should be deferred and recognized in profit or loss throughout the contract period.

Recognition of costs incurred on the performance of a contract—The Company must recognize as an asset the incremental costs with commission incurred to obtain a contract with a customer that are expected to be recovered, and must recognize an impairment loss in profit or loss as the carrying amount of the recognized asset exceed the remaining amount of the consideration the Company expects to receive in exchange for the goods and services to which the asset refers. The Company must recognize in assets certain costs that are currently recognized directly in profit or loss and recognize them on a systematic basis, consistent with the transfer of the goods and services to which the asset refers to the customer.

As at January 1, 2018, the Company and its subsidiaries recognized a contractual asset in prepaid expenses as a contra entry to accumulated losses, which will generate the costs incurred in the compliance with the contract will be recognized in profit or loss based on the transfer period to the customer of the goods and services (churn), amounting to R$793 million, net of taxes.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

Recognition and Measurement of Financial Assets and Financial Liabilities—In January 2016, the FASB issued ASU 2016-01 which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments, except those accounts for under the equity method or those that result in consolidation. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The Table below shows the original measurement categories and the new measurement categories of ASU 2016-01 as at January 1, 2018 and June 30, 2018:

	Original classification	Classification under ASU 2016-01	06/30/2018	01/01/2018
Cash equivalents	Held for trading	Fair value through profit or loss	4,730,803	6,585,184
Cash investments	Held for trading	Fair value through profit or loss	103,121	136,286
Accounts receivable	Loans and receivables	Amortized cost	7,097,235	7,367,442
Held-for-sale financial asset (Note 26)	Available for sale	Fair value through profit or loss	2,084,839	1,965,972
Dividends receivable (Note 26)	Loans and receivables	Amortized cost	2,345,355	2,012,146

In the period ended June 30, 2018, the Company adopted ASU 2014-09, taking into account the modified retrospective application permitted by the respective standard. Accordingly, we present below the consolidated results for the six-month period ended June 30, 2018 and 2017, less the effects recognized as a result of this application.

	06/30/2018 (with ASUs 2014-09 & 2016-01)	ASU 2014-09 adjustments	06/30/2018 (w/o ASUs 2014-09 & 2016-01)	06/30/2017
Net operating revenue	11,213,566	(8,904)	11,204,662	11,998,389
Cost of sales and/or services	(7,839,452)	—	(7,839,452)	(7,792,573)

Gross profit	3,374,114	(8,904)	3,365,210	4,205,816

Operating income (expenses)
Selling expenses	(2,337,920)	(54,574)	(2,392,494)	(2,119,432)
General and administrative expenses	(1,290,071)	—	(1,290,071)	(1,574,597)
Other operating income (expenses), net	425,738	—	425,738	100,625
Reorganization Items	16,309,072	—	16,309,072	(275,425)

	13,106,819	(54,574)	13,052,245	(3,868,829)

Profit (loss) before financial income (expenses) and taxes	16,480,933	(63,478)	16,417,455	336,987
Financial income (expenses)	(447,955)	—	(447,955)	(1,353,289)

Pre-tax profit	16,032,978	(63,478)	15,969,500	(1,016,302)
Income tax and social contribution	(24,632)	21,582	(3,050)	264,706

Profit (loss) for the period	16,008,346	(41,896)	15,966,450	(751,596)

Leases - In February 2016, the FASB issued ASU 2016-02 which supersedes FASB ASC Topic 840, Leases, and makes other conforming amendments to U.S. GAAP. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right of use asset and lease liability, and additional qualitative and quantitative disclosures. ASU 2016-02 is effective for the Company for annual periods in fiscal years beginning after December 15, 2018, permits early adoption, and mandates a modified retrospective transition method. The Company is required to adopt ASU 2016-02 on January 1, 2019. The Company will adopt the new standard on January 1, 2019, and is currently evaluating the effect that ASU 2016-02 will have on its consolidated financial statements.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translated at the prevailing rate at the end of the reporting period;

•	revenue and expenses disclosed in the statement of profit or loss are translated using the average exchange rate;

•	all the resulting foreign exchange differences are recognized as a separate component of equity in other comprehensive income; and

•	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

As at June 30, 2018 and December 31, 2017, the foreign currency-denominated assets and liabilities were translated into Brazilian reais using mainly the following foreign exchange rates:

	Closing rate		Average rate
Currency	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Euro	4.5032	3.9693	4.1430	3.6089
US dollar	3.8558	3.3080	3.4274	3.1925
Cape Verdean escudo	0.0408	0.0360	0.0376	0.0327
Sao Tomean dobra	0.000184	0.000162	0.000169	0.000149
Kenyan shilling	0.0383	0.0321	0.0339	0.0309
Namibian dollar	0.2814	0.2687	0.2784	0.2401
Mozambican metical	0.0658	0.0565	0.0564	0.0499
Angolan kwanza	0.0155	0.0200	0.0158	0.0193

3.    FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Overview

The table below summarizes the financial assets and financial liabilities carried at fair value at June 30, 2018 and December 31, 2017, excluding Liabilities subjected to compromise (Note 28).

	Accounting measurement	06/30/2018		12/31/2017
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	365,299	365,299	277,500	277,500
Cash equivalents	Fair value	4,730,803	4,730,803	6,585,184	6,585,184
Short-term investments	Fair value	103,121	103,121	136,286	136,286
Accounts receivable	Amortized cost	7,097,235	7,097,235	7,367,442	7,367,442
Available-for-sale financial asset	Fair value	2,084,839	2,084,839	1,965,972	1,965,972
Dividends receivable	Amortized cost	2,345,355	2,345,355	2,012,146	2,012,146
Liabilities
Trade payables	Amortized cost	7,462,946	7,462,946	5,170,970	5,170,970
Borrowings and financing	Amortized cost	9,037,741	9,037,741	54,251	54,251
Dividends and interest on capital	Amortized cost	6,197	6,197	6,222	6,222
Licenses and concessions payable	Amortized cost	57,044	57,044	20,910	20,910
Tax refinancing program	Amortized cost	724,396	724,396	888,777	888,777

The confirmation of Oi Group’s Judicial Reorganization Plan by the Judicial Reorganization Court, which was approved at the General Creditors’ Meeting held on December 20 and 19, 2017 (“Plan” or “JRP”), was done on January 8, 2018, when Oi Group’s judicial reorganization plan was granted. The decision was published on February 5, 2018 (“Plan Confirmation”). Since this date, the borrowings and financing have become novated. The balances of these borrowings and financing were recalculated pursuant to the Plan’s terms and conditions, in accordance with the plan’s stages for debt restructuring purposes. As of June 30, 2018 the Company was in the process of issuing the Qualified Recovery Bond and the Non-Qualified Recovery Facility, in respect of the claims evidenced by the bonds such Bondholder beneficially holds, which was finalized in July 27, 2018. Following the guidance of ASC 852 Reorganizations, for the purpose of this report those liabilities were accounted as prepetition liabilities subject to compromises. See note 28.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

Fair value of financial instruments

The Company and its subsidiaries have measured their financial assets and financial liabilities at fair value using available market inputs and valuation techniques appropriate for each situation. The interpretation of market inputs for the selection of such techniques requires considerable judgment and the preparation of estimates to obtain an amount considered appropriate for each situation. Accordingly, the estimates presented may not necessarily be indicative of the amounts that could be obtained in an active market. The use of different assumptions for the calculation of the fair value may have a material impact on the amounts.

(a)	Non-derivative financial instruments measured at fair value

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the period, and when similar, fair value is similar to the carrying amount on the reporting date.

The financial investment in Unitel and CVT are classified as financial asset and recoverable amount of dividends receivable from Unitel. The fair value is driven by a number of estimations concerning the potential outcomes and recoveries from the various legal proceedings which have been instituted on behalf of the Company and its affiliates. In addition, the fair value is estimated based on the internal valuation made, including cash flows forecasts for a five-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates and foreign exchange rates consistent with the reality of each country where the businesses are located. In addition to the financial and business assumptions referred to above, the Company also takes into consideration the fair value measurement of cash investments, qualitative assumptions, including the impacts of developments in the lawsuits filed against third parties, and the opinion of the legal counsel on the outcome of these lawsuits. With regard to the impairment test of dividends, the Company uses financial assumptions on the discount rate in time and the foreign exchange rate, and uses qualitative assumptions based on the opinion of the legal counsel on the outcome the proceedings of filed against Unitel and third parties for the nonpayment of dividends and interest.

The Company monitors and periodically updates the key assumptions and critical estimates used to calculate fair value.

(b)	Fair value measurement hierarchy

Fair value is the price for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties, in an arm’s length transaction on measurement date. The fair value is be based on the assumptions that market participants consider in pricing an asset or a liability, and in the establishment a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the Company considers all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. The description of three-level hierarchy is presented below:

Level 1—inputs consist of prices quoted (unadjusted) in active markets for identical assets or liabilities to which the entity has access on measurement date;

Level 2—inputs are different from prices quoted in active markets used in Level 1 and consist of directly or indirectly observable inputs for the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially the entire asset or liability.

Level 3—inputs used to measure an asset or liability are not based on observable market variables. These inputs represent management’s best estimates and are generally measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimate.

There were no transfers between levels during June 30, 2018 and December 31, 2017.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Fair value measurement hierarchy	Fair value 06/30/2018	Fair value 12/31/2017
Assets
Cash	Level 1	365,299	277,500
Cash equivalents	Level 2	4,730,803	6,585,184
Short-term investments	Level 2	103,121	136,286
Available-for-sale financial asset (Note 26)	Level 3	2,084,839	1,965,972

There were no transfers between levels in the six months ended June 30, 2018 and, in the year, ended December 31, 2017.

3.2.	Measurement of financial assets and financial liabilities at amortized cost

The fair value of the financial instruments mentioned below is substantially close to the carrying amounts due to the following reasons:

•	Accounts receivables: short-term maturity of bills.

•	Trade payables, dividends and interests on capital: all obligations are due to be settled in the short term.

•	Borrowings and financing: all transactions are adjusted for inflation based on contractual indices.

•

Licenses and concessions payable, tax refinancing program and other payables (payable for the acquisition of equity interests): all payables are adjusted for inflation based on the contractual indices.

3.3.	Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows, and price risk), credit risk, and liquidity risk. According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. The Company and its subsidiaries may use derivative financial instruments to mitigate certain exposures to these risks.

The Company’s treasury officer, in accordance with the policies approved by the Board of Directors, carries out risk management.

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies.

In the aftermath of the approval of the JRP at the General Creditors’ Meeting on December 20, 2017, its confirmation on January 8, 2018, and publication on February 5, 2018, pursuant to the terms of the Plan, the Company completed its debt novation process on July 31, 2018. Based on the measured new risk factors, the Company will submit a new strategy to the Board of Directors to mitigate the risks arising on the foreign exchange exposure of its financial liabilities.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.4.1.	Market risk

(a)	Foreign exchange risk

Financial assets

The Company is not exposed to any material foreign exchange risk involving foreign currency-denominated financial assets at June 30, 2018, except with regard to the assets held for sale, for which there was no currency hedging transactions.

Net investment in foreign subsidiaries

The risks related to the Company’s investments in foreign currency arise mainly from the investments in the subsidiaries in Africa. The Company does not have any contracted instrument to hedge against the risk associated to the net investments in foreign companies.

Foreign currency-denominated financial assets and liabilities are presented in the balance sheet as follows (includes intragroup balances):

	06/30/2018		12/31/2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash	149,917	149,917	82,482	82,482
Cash equivalents	23,218	23,218	1,307	1,307
Short-term investments	405	405	662	662
Financial liabilities
Borrowings and financing (i)	1,917,768	1,917,768

(i)	Consider debts novated until 06/30/2018

Foreign exchange risk sensitivity analysis

At June 30, 2018, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period. It is worth noting, however, that in light of the filing of the judicial reorganization request on June 20, 2016—the Company’s foreign currency-denominated financial liabilities are part of the list of payables subject to renegotiation. Contingent to the successful implementation of said negotiation, the scenarios described below should not represent a cash outflow risk. In the period from the filing and approval and ratification of the judicial reorganization plan by the creditors the payment of interest and repayment of principal of the Company’s borrowings and financing were suspended.

For purposes of this Instruction, however, the rates used for the probable scenario were the rates prevailing at the end of June 2018 and December 2017. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate		Rate
Description	06/30/2018	Depreciation	12/31/2017	Depreciation
Probable scenario
US dollar	3.8558	0%	3,3080	0%
Euro	4.5032	0%	3,9693	0%
Possible scenario
US dollar	4.8198	25%	4,1350	25%
Euro	5.6290	25%	4,9616	25%
Remote scenario
US dollar	5.7837	50%	4,9620	50%
Euro	6.7548	50%	5,9540	50%

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

The impacts of foreign exchange exposure, in the sensitivity scenarios estimated by the Company, are shown in the table below:

06/30/2018
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar debt	Dollar appreciation	6,267,581	7,834,476	9,401,371
US dollar cash	Dollar depreciation	(24,142)	(30,178)	(36,213)
Euro cash	Euro depreciation	(149,400)	(186,751)	(224,100)
Total assets/liabilities indexed to exchange fluctuation (i)		6,094,039	7,617,548	9,141,058
Total (gain) loss			1,523,509	3,047,019

(i)	Considers face value in the sensitivity scenarios estimated by Company.

(b)	Interest rate risk

Financial assets

Cash equivalents and short-term investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions.

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP) or the CDI, in the case of real-denominated debt as at June 30, 2018. The Company does not have borrowings and financing subject to foreign currency-denominated interest rate.

As at June 30, 2018, approximately 64.8% (32.9% at December 31, 2017) of the incurred debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments.

These assets and liabilities are presented in the balance sheet as follows:

	06/30/2018		12/31/2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash equivalents	4,707,585	4,707,585	6,583,877	6,583,877
Short-term investments	102,716	102,716	135,624	135,624
Financial liabilities
Borrowings and financing (i)	7,119,973	7,119,973

(i)	Consider debts novated until 06/30/2018.

Interest rate fluctuation risk sensitivity analysis

Management believes that the most material risk related to interest rate fluctuations arises from its liabilities pegged to the TJLP and primarily the CDI. This risk is associated to an increase in those rates.

The Management estimated the fluctuation scenarios of the rates CDI and TJLP as at June 30, 2018. The rates used for the probable scenario were the rates prevailing at the end of the reporting period.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

For purposes of this Instruction, however, these rates have been stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios. It is worth mentioning that the TJLP rate remained stable at 7.0% p.a. until December 31, 2017. Beginning January 1, 2018, the TJLP was reduced to 6.75% per year and in April-June 2018, to 6.6% per year. At the end of the quarter, however, the National Monetary Council decided to reduce this rate once again, this time to 6.56% per year.

06/30/2018
Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
6.39	6.60	7.99	8.25	9.59	9.90

Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the present values of these liabilities.

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

		06/30/2018
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
CDI-indexed debt	CDI increase	6,520,107	8,082,306	11,895,460
TJLP-indexed debt	TJLP increase	5,393,134	6,937,942	12,031,954

Total assets/liabilities pegged to the interest rate		11,913,241	15,020,248	23,927,414

Total (gain) loss			3,107,007	12,014,173

3.4.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by an allowance for doubtful accounts.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. At June 30, 2018, approximately 95.0% of the consolidated short term investments were made with counterparties with an AAA, AA, A, and sovereign risk rating.

The Company has credit risks related to dividends receivable associated to the investment in Unitel (Note 26).

3.4.3.	Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions. Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses.

The Company’s management monitors the continual forecasts of the liquidity requirements to ensure that the company has sufficient cash to meet its operating needs and fund capital expenditure to modernize and expand its network.

In light of the current judicial reorganization scenario, as referred to in Note 1, the Company’s obligations related to the contractual maturities of financial liabilities, including the payments of interest in borrowings, financing and debentures, were negotiated with creditors and will be repaid under the terms of the JRP.

Because of the confirmation of the Plan, the Company’s obligations related to the contractual maturities of the financial liabilities, including interest payments on borrowings, financing, and debentures were novated and the related balances were recalculated according to the Plan’s terms and conditions, in accordance with the plan’s stages for debt restructuring purposes.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

4.	NET OPERATING REVENUE

	06/30/2018	06/30/2017
Gross operating revenue (*)	15,566,879	19,863,827
Deductions from gross revenue	(4,353,313)	(7,865,438)
Taxes	(3,508,989)	(3,902,578)
Discounts and other deductions (*)	(844,324)	(3,962,860)
Net operating revenue	11,213,566	11,998,389

(*)	The Company simplified the breakdown of its bills sent to its customers. The changes in billing do not impact the taxes levied on sales and/or services or the net revenue.

5.	OPERATING EXPENSES

	06/30/2018	06/30/2017
Operating expenses by nature
Third-party services	(2,892,021)	(3,144,176)
Depreciation and amortization	(2,928,118)	(2,853,052)
Rentals and Insurance	(2,083,906)	(2,127,423)
Personnel	(1,209,439)	(1,272,277)
Network maintenance service	(549,549)	(621,255)
Interconnection	(348,562)	(405,136)
Provision for contingencies (i)	(56,295)	23,215
Provision for bad debt (ii)	(780,766)	(345,846)
Advertising and marketing	(164,239)	(169,695)
Handset and other costs	(77,241)	(112,821)
Impairment losses	8	(66)
Taxes and other expenses	(107,664)	(152,096)
Other operating income (expenses), net	156,087	(205,349)

	(11,041,705)	(11,385,977)

Operating expenses by function
Cost of sales and/or services	(7,839,452)	(7,792,573)
Selling expenses	(2,337,920)	(2,119,432)
General and administrative expenses	(1,290,071)	(1,574,597)
Other operating income	940,034	1,152,721
Other operating expenses	(507,377)	(1,052,700)
Equity pick up	(6,919)	604

Total operating expenses	(11,041,705)	(11,385,977)

(i)

Refers to the reversal of the provision for the contingency arising from the reprocessing of the provision estimation model taking into account the new profile and history of discontinuation of lawsuits in the context of the approval and confirmation of the JRP.

(ii)	On June 30, 2018, the Company reassessed the assumptions for estimate adopted for the provision for bad debt.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.	FINANCIAL INCOME (EXPENSES)

	06/30/2018	06/30/2017
Financial income
Exchange differences on translating foreign short-term investments (trading)	14,035	7,830
Interest on other assets	697,368	497,322
Other income	472,309	450,070

Total	1,183,712	955,222

Financial expenses and other charges
a) Borrowing and financing costs
Inflation and exchange losses on third-party borrowings	(883,299)	—
Interest on borrowings payable to third parties	(280,828)	—
Subtotal:	(1,164,127)	—
b) Other charges
Loss on available for sale financial assets	519,894	(721,373)
Interest on other liabilities	(379,213)	(1,094,679)
Tax on transactions and bank fees	(333,361)	(260,278)
Inflation adjustment to provisions for contingencies	34,124	38,034
Interest on taxes in installments—tax financing program	(12,476)	(6,229)
Other expenses	(296,508)	(263,986)

Subtotal:	(467,540)	(2,308,511)

Total	(1,631,667)	(2,308,511)

Financial expenses, net	(447,955)	(1,353,289)

7.	CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Short-term investments made by the Company and its subsidiaries are classified as trading securities and are measured at their fair values.

(a)	Cash and cash equivalents

	06/30/2018	12/31/2017
Cash	365,299	277,500
Cash equivalents	4,730,803	6,585,184

Total	5,096,102	6,862,684

	06/30/2018	12/31/2017
Time deposits	4,283,508	6,225,547
Bank certificates of deposit (CDBs)	412,958	348,318
Repurchase agreements	23,218	1,307
Other	11,119	10,012

Cash equivalents	4,730,803	6,585,184

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Short-term investments

	06/30/2018	12/31/2017
Private securities	61,276	114,839
Government securities	41,845	21,447

Total	103,121	136,286

Current	41,845	21,447
Non-current	61,276	114,839

The Company and its subsidiaries hold short-term investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

8.	TRADE ACCOUNTS RECEIVABLE, NET

	06/30/2018	12/31/2017
Billed services	7,590,956	7,478,145
Unbilled services	730,272	634,241
Mobile handsets and accessories sold	557,314	597,267
Subtotal	8,878,542	8,709,653
Provision for bad debt (i)	(1,781,307)	(1,342,211)

Total	7,097,235	7,367,442

(i)	On June 30, 2018, the Company reassessed the assumptions for estimate adopted for the provision for bad debt.

The aging list of trade receivables is as follows:

	06/30/2018	12/31/2017
Current	6,428,607	6,096,205
Past-due up to 60 days	816,404	919,421
Past-due from 61 to 90 days	162,644	144,818
Past-due from 91 to 120 days	151,753	130,633
Past-due from 121 to 150 days	154,199	128,175
Over 150 days past-due	1,164,935	1,290,401

Total	8,878,542	8,709,653

The movements in the allowance for doubtful accounts were as follows:

Balance at Dec 31, 2017	(1,342,211)
Estimated loss on doubtful debts	(773,841)
Trade receivables written off as uncollectible	334,745
Balance at Jun 30, 2018	(1,781,307)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

9.	INCOME TAXES

(a)	Tax rate reconciliation

Income taxes encompass the income tax and the social contribution in Brazil. The income tax rate is 25% and the social contribution rate is 9%, an aggregate nominal tax rate of 34%. Income tax expense attributable to income (loss) from continuing operations was an income tax expense of R$24,632 for the six months ended June 30, 2018, and an income tax benefit of R$261,607 for the six months ended June 30, 2017, respectively.

Income tax (expense) benefit attributable to income from continuing operations consists of:

	06/30/2018	06/30/2017
Income tax and social contribution
Current tax (expense)	59,101	(631,440)
Deferred tax (expense) benefit	(83,733)	893,047

Total	(24,632)	261,607

The tax rate reconciliation from continuing operation consists of the following:

	06/30/2018	06/30/2017
Income (loss) before taxes (i)	16,032,978	(1,016,302)
Income tax and social contribution
Income tax and social contribution at statutory rate (34%)	(5,451,213)	345,543
Valuation allowance (ii)	(6,618,473)	106,055
Tax effects of permanent exclusions (iii)	14,707,677	152,929
Tax effects of permanent additions and nondeductible expenses	(391,724)	(362,413)
Tax effects of differentiated tax rates	(2,275,789)
Tax incentives (basically, operating income)	7,242	19,289
Other	(2,352)	204
Income tax and social contribution effect on profit or loss	(24,632)	261,607

(i)	At June 30, 2018 and 2017 profit (loss) before income taxes and income tax (expense) benefit for continuing operations is as follows:

	06/30/2018
	Brazil	Foreign operations	Total
Profit (loss) before income taxes	27,058,184	(11,025,206)	16,032,978
Income tax benefit	(57,508)	32,876	(24,632)
Current tax (expense)	76,694	(17,593)	59,101
Deferred tax (expense) benefit	(134,202)	50,469	(83,733)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

	06/30/2017
	Brazil	Foreign operations	Total
Profit (loss) before income taxes	(544,715)	(471,587)	(1,016,302)
Income tax (expense)	265,908	(4,301)	261,607
Current tax (expense)	(624,239)	(7,201)	(631,440)
Deferred tax (expense) benefit	890,146	2,901	893,047

(ii)	Refers to the increase (decrease) in the valuation allowance related to the deferred tax asset.

(iii)	The main permanent deduction tax effects are represented by the restructuring of the liabilities included in the Reorganization Judicial Plan.

(b)	Significant components of current and deferred taxes

	ASSETS
	06/30/2018	12/31/2017
Current recoverable taxes
Recoverable income tax (IRPJ)	494,754	565,725
Recoverable social contribution (CSLL)	132,159	135,348
IRRF/CSLL – withholding income taxes	226,338	422,437

Total current	853,251	1,123,510

	06/30/2018	12/31/2017
Deferred taxes assets
Other temporary differences	5,403,499	8,854,946
Tax loss carryforwards	15,640,294	5,752,241
Total deferred taxes assets	21,043,793	14,607,187

Other intangibles	(2,273,867)	(2,428,128)
Pension plan assets	(350,027)	(333,899)
Other temporary diferences	(1,131,919)	(1,073,293)
Total deferred tax liabilities	(3,755,813)	(3,835,320)

Valuation allowance	(17,887,715)	(11,269,242)

Total deferred taxes, net	(599,735)	(497,375)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

Movements in deferred tax assets and liabilities

The table below does not consider the roll forward of the deferred tax asset from held-for-sale companies:

	Balance at 12/31/2017	Recognized in continuing operations	Add-backs/ Offsets	Balance at 06/30/2018
Deferred tax assets arising on:
Temporary differences
Provision for contingencies	4,235,797	(2,748,078)	—	1,487,719
Allowance for doubtful accounts	693,315	198,586	—	891,901
Profit sharing	101,993	(87,668)	—	14,325
Foreign exchange differences	1,062,308	(840,345)	—	221,963
Merged goodwill	1,922,367	(116,248)	—	1,806,119
Other temporary items	839,166	142,306	—	981,472
Tax loss carryforwards
Tax loss carryforwards	5,752,241	10,124,399	(236,346)	15,640,294
Total deferred taxes assets	14,607,187	6,672,952	(236,346)	21,043,793
Other intangibles	(2,428,128)	154,261	—	(2,273,867)
Pension plan assets	(333,899)	(16,116)	—	(350,015)
Other temporary differences	(1,073,293)	(326,826)	268,188	(1,131,931)
Total deferred tax liabilities	(3,835,320)	(188,681)	268,188	(3,755,813)

Valuation allowance	(11,269,242)	(6,618,473)	—	(17,887,715)

Total net deferred tax	(497,375)	(134,202)	31,842	(599,735)

10.	OTHER TAXES

	ASSETS
	06/30/2018	12/31/2017
Recoverable State VAT (ICMS)	1,322,284	1,411,538
Taxes on revenue (PIS and COFINS)	253,719	244,853
Other	69,329	52,754
Total	1,645,332	1,709,145
Current	968,370	1,081,587
Non-current	676,962	627,558

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

	LIABILITIES
	06/30/2018	12/31/2017
State VAT (ICMS)	510,092	610,847
ICMS Agreement No. 69/1998	30,679	22,595
Taxes on revenue (PIS and COFINS) (i)	158,487	184,472
FUST/FUNTTEL/broadcasting fees	975,454	963,259
Other	217,222	530,153
Total	1,891,934	2,311,326
Current	998,461	1,443,662
Non-current	893,473	867,664

(i)

The Company and its subsidiaries have filed lawsuits to claim the right to deduct ICMS from the PIS and COFINS tax bases and the recovery of past unduly paid amounts, within the relevant statute of limitations. Even though the Supreme Federal Court has acknowledged, in a decision of February 2017 that created case law, the unconstitutionality of adding back ICMS to the PIS and COFINS tax bases, the Company awaits the termination of lawsuits and issue of final and unappealable favorable appellate court decisions to start offset the related tax credits against the current federal taxes due. The total adjusted and unrecognized amount of these credits at June 30, 2018 is approximately R$2.98 billion.

11.	JUDICIAL DEPOSITS

In some situations, the Company makes, as ordered by courts or even at its own discretion to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counselors, as probable, possible, or remote.

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

	06/30/2018	12/31/2017
Civil	6,375,856	6,948,344
Tax	2,804,903	2,660,132
Labor	1,306,633	1,637,668
Subtotal	10,487,392	11,246,144
Provision for losses (i)	(1,026,965)	(1,933,034)
Total	9,460,427	9,313,110
Current	1,508,271	1,023,348
Non-current	7,952,156	8,289,762

(i)

The Company performed a reconciliation of the judicial deposits and as a result of that reconciliation the Company recognized a write off in prior years and also recorded this provision for estimated losses for the judicial deposits that was estimated based on external information available (bank statements received from the depositaries and/or information obtained on the State Judicial Court’s website) and internal information available (internal systems). In 2018, this provision for estimated losses for the judicial deposits are in the process of reconciliation with the obtained statements.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

12.	INVESTMENTS

	06/30/2018	12/31/2017
Joint venture	40,373	42,346
Investments in associates	42,645	42,115
Tax incentives, net of allowances for losses	31,876	31,579
Other investments	10,353	20,470
Total	125,247	136,510

Summary of the movements in investment balances

Balance at Dec 31, 2017	136,510
Share of profit (loss) of investees	(6,919)
Associates’ share of other comprehensive income	15
Equity in investees recognized in held-for-sale assets	5,382
Decrease of investments in associates	(9,847)
Other	106
Balance at Jun 30, 2018	125,247

13.	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance at 2017	3,434,113	20,007,287	58,951,421	28,340,802	4,470,284	6,217,316	121,421,223
Additions	2,004,387	487	188,233	186,734	3,539	23,721	2,407,101
Write-offs	(15,405)	(219)	(36,203)	(348,120)	(3,287)	(1,720)	(404,954)
Transfers	(2,204,740)	23,579	1,121,470	961,689	9,122	88,880	—
Balance at Jun 30, 2018	3,218,355	20,031,134	60,224,921	29,141,105	4,479,658	6,328,197	123,423,370
Accumulated depreciation
Balance at 2017	—	(18,604,545)	(45,482,214)	(22,265,626)	(2,728,656)	(5,256,728)	(94,337,769)
Depreciation expenses	—	(153,988)	(1,105,422)	(596,919)	(49,328)	(201,383)	(2,107,040)
Write-offs	—	221	35,566	232,548	161	1,017	269,510
Transfers	—	—	(31)	(10)	27	14	—
Balance at Jun 30, 2018	—	(18,758,312)	(46,552,101)	(22,630,007)	(2,777,796)	(5,457,080)	(96,175,175)
Property, plant and equipment, net
Balance at 2017	3,434,113	1,402,742	13,469,207	6,075,176	1,741,628	960,588	27,083,454
Balance at Jun 30, 2018	3,218,355	1,272,822	13,672,820	6,511,098	1,701,862	871,117	27,248,074
Annual depreciation rate (average)		12%	13%	10%	8%	14%

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

14.	INTANGIBLE ASSETS

	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangibles (gross amount)
Balance at 2017	17,047	8,743,013	19,076,941	2,036,573	29,873,574
Additions	154,628	2,312		35,938	192,878
Write-offs	(14)	—	—	—	(14)
Transfers	(128,859)	126,271		2,588	—
Balance at Jun 30, 2018	42,802	8,871,596	19,076,941	2,075,099	30,066,438
Accumulated amortization
Balance at 2017	—	(7,673,194)	(11,096,802)	(1,848,739)	(20,618,735)
Amortization expenses	—	(230,991)	(503,113)	(67,031)	(801,135)
Balance at Jun 30, 2018	—	(7,904,185)	(11,599,915)	(1,915,770)	(21,419,870)
Intangible assets, net
Balance at 2017	17,047	1,069,819	7,980,139	187,834	9,254,839
Balance at Jun 30, 2018	42,802	967,411	7,477,026	159,329	8,646,568
Annual amortization rate (average)		20%	10%	18%

15.	TRADE PAYABLES

	06/30/2018	12/31/2017
Infrastructure, network and plant maintenance materials	2,509,153	2,658,436
Services	2,967,771	3,964,912
Rental of polls and rights-of-way	309,658	382,188
ANATEL AGU	6,929,530	—
Other	451,441	304,746
Adjustment to present value	(5,704,607)	—
Liabilities subject to compromise (i)	—	(2,139,312)
Total	7,462,946	5,170,970
Current	4,141,780	5,170,970
Non-current	3,321,166	—
Trade payables subject to the Judicial Reorganization (i)	3,746,368	246,472
Trade payables not subject to the Judicial Reorganization	3,716,578	4,924,498
Total	7,462,946	5,170,970

(i)	Certain amounts initially recorded as liabilities subject to compromise were adjusted and reclassified to reflect the new legal terms and conditions established by the JRP Court (Note 2).

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

16.	LOANS AND FINANCING

Borrowings and financing by type

On January 8, 2018, the Judicial Reorganization Court issued a decision that ratified the Oi Group’s Reorganization Court Plan, approved at the General Creditors’ Meeting held in December 19 and 20, 2017 (“Plan” or “JRP”), and granted the Oi Group’s judicial reorganization, and mentioned in said decision published on February 5, 2018 (“Plan Confirmation”). Because of the confirmation, the borrowings and financing contracted by the Oi Group companies were novated and the related balances were recalculated according to the Plan’s terms and conditions, in accordance with the measures necessary for its implementation and booked as non-current liabilities.

	06/30/2018	Contractual maturity
		Principal	Interest
Collateralized claims	3,462,543
BNDES	3,462,543	Mar 2024 to Feb 2033	Monthly
Restructuring I	14,696,036
Local currency	8,428,455
Debentures (I)	6,622,265	Aug 2023 to Feb 2035	Semiannual
Other	1,806,190	Aug 2023 to Feb 2035	Semiannual
Foreign currency	6,267,581
Local currency Financial Institution	53,594	Jan 2019 to Dec 2033	Monthly
Overall Offer	207,034
Local currency	207,034	Feb 2038 to Feb 2042	Single installment
Subtotal	18,419,207
Incurred debt issuance cost	(2,414)
Fair value adjustment (*)	(9,379,052)
Total	9,037,741
Current	298,816
Non-current	8,738,925

Debt issuance costs by type

06/30/2018
Financial institutions	2,414
Total	2,414
Current	—
Non-current	2,414

Debt breakdown per currency

06/30/2018
US dollar	1,917,768
Brazilian reais	7,119,973
Total	9,037,741

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

Debt breakdown per index

	Index/rate	06/30/2018
Fixed rate	1.75% p.a.–10.00% p.a.	1,917,768
CDI	80% CDI–5.2% p.a.	3,594,806
TJLP	2.95% p.a. + TJLP	3,461,244
INPC	2.43% p.a.	53,594
TR	0%	10,329
Total		9,037,741

Long-term debt maturity schedule and debt issuance costs allocation schedule

	Long-term debt	Debt issuance cost
	06/30/2018
2019	1,795	281
2020	3,530	187
2021	3,530	187
2022	3,530	187
2023 and following years	18,108,004	1,572
Total	18,120,419	2,414

Guarantees

BNDES financing facilities are originally collateralized by receivables of the Company and its subsidiaries Telemar and Oi Móvel. The Company provides guarantees to its subsidiaries Telemar and Oi Móvel for such financing facilities, totaling R$2,577 million.

Covenants

Pursuant to a Clause 17 of Appendix 4.2.4 to the Plan, the Company and its subsidiaries Telemar and Oi Móvel are required to comply with financial ratios (covenants), based on the BRGAAP Financial Statements with regard to Class II (BNDES), to be determined on a quarterly basis, beginning with the full implementation of the Oi Group’s debt restructuring is completed as provided for in the Plan.

17.	LICENSES AND CONCESSIONS PAYABLE

	06/30/2018	12/31/2017
Personal Mobile Services—SMP	4,565	4,649
STFC concessions	52,479	16,261
Total	57,044	20,910
Current	57,044	20,306
Non-current	—	604

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

18.	TAX FINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	06/30/2018	12/31/2017
Law 11941/09 and Law 12865/2013 tax financing program	574,672	638,409
REFIS II—PAES	4,336	4,336
PRT (MP 766/2017)	136,300	233,051
PERT (Law 13496/2017)	9,088	12,981
Total	724,396	888,777
Current	236,507	278,277
Non-current	487,889	610,500

The amounts of the tax refinancing program created under Law 11941/2009, Provisional Act (MP) 766/2017, and Law 13469/2017, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program (Law 11941/2009 installment plan) was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	06/30/2018				12/31/2017
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	80,954	—	176,688	257,642	299,533
Income tax	15,147	1,028	41,101	57,276	68,285
Tax on revenue (PIS)	48,504	—	36,713	85,217	89,954
Social security (INSS – SAT)	1,269	1,613	2,872	5,754	8,450
Social contribution	2,248	586	11,750	14,584	17,339
Tax on banking transactions (CPMF)	19,044	2,144	28,404	49,592	49,268
PRT – Other Debts – RFB	5,483	11,348	119,469	136,300	227,261
PRT – Social Security—INSS	—	—	—	—	5,790
PERT – Other Debts – RFB	7,885	—	1,203	9,088	12,981
Other	33,303	4,783	70,857	108,943	109,916
Total	213,837	21,502	489,057	724,396	888,777

The payment schedule is as follows:

2018	134,404
2019	148,118
2020	91,422
2021	91,422
2022	91,422
2023 to 2024	167,608
Total	724,396

The Company hereby clarifies that tax debts, as is the case of the debts included in tax refinancing programs, are not subject to the terms of the judicial reorganization terms.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

19.	PROVISION FOR CONTINGENCIES

	06/30/2018	12/31/2017
Labor	603,359	697,190
Tax	692,358	660,304
Civil	8,104	10,941
Total provisions	1,303,821	1,368,435

In compliance with the relevant Law, the provisions are adjusted for inflation on a monthly basis.

The following summarizes the activity of the contingency provision:

	Labor	Tax	Civil	Total
Balance in 12/31/2017	697,190	660,304	10,941	1,368,435
Inflation adjustment	(14,424)	48,224	324	34,124
Additions/(reversals)	608	(56,063)	(840)	(56,295)
Write-offs for payment/terminations	(80,015)	39,893	(2,321)	(42,443)
Balance in 06/30/2018	603,359	692,358	8,104	1,303,821

Contingent liabilities (Note 28)

The Company and its subsidiaries are also parties to several lawsuits in which the likelihood of an unfavorable outcome is classified as possible, in the opinion of their legal counsel, and for which no provision for contingent liabilities has been recognized.

The breakdown of contingent liabilities of the companies not under judicial reorganization with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	06/30/2018	12/31/2017
Labor	62,323	53,328
Tax	26,794,370	26,175,239
Civil	1,191	6,608
Total	26,857,884	26,235,175

20.	OTHER PAYABLES

	06/30/2018	12/31/2017
Provisions for indemnities payable	685,453	607,559
Third party consignment	47,753	35,293
Provision for asset decommissioning	17,052	16,716
Other (i)	464,374	392,832
Total	1,214,632	1,052,400
Current	438,509	469,214
Non-current	776,123	583,186

(i)	Impact of the adoption of ASC 606 in 2018.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

21.	UNEARNED REVENUES

Refers to the amounts received in advance for the assignment of the right to the commercial operation and use of infrastructure assets that are recognized in revenues over the effective period of the underlying agreements and prepaid mobile telephone services that are recognized in revenue when the customers use the services. The total amount on June 30, 2018 were R$ 266,661 (R$ 139,012 on December 31, 2017) for current liabilities and R$ 1,727,469 (R$ 1,633,816 on December 31, 2017) for non-current liabilities.

22.	SHAREHOLDERS’ EQUITY

(a)	Share capital

Subscribed and paid-in capital is R$21,438,374 represented by the following no-par value shares:

	Number of shares (in thousands)
	06/30/2018	12/31/2017
Total capital in shares
Common shares	668,034	668,034
Preferred shares	157,727	157,727
Total	825,761	825,761
Treasury shares
Common shares	148,282	148,282
Preferred shares	1,812	1,812
Total	150,094	150,094
Outstanding shares
Common shares	519,752	519,752
Preferred shares	155,915	155,915
Total outstanding shares	675,667	675,667

At the Company’s Annual Shareholders’ Meeting held on April 30, 2018, it was approved the allocation of the loss for the year 2017, amounting to R$6,365,019, to accumulated losses.

(b)	Treasury shares

The treasury share position is as follows:

	Common shares (*)	Amount	Preferred shares (*)	Amount
Balance in 12/31/2017	148,282	5,208,938	1,812	59,125
Balance in 06/30/2018	148,282	5,208,938	1,812	59,125

(*)	Number of shares in thousands.

(c)	Capital reserves

Capital reserves consist mainly of the Special Reserve on Merger that is represented by the corporate reorganizations primarily due to the corporate reorganization approved on February 27, 2012. In 2015, the increase in this reserve refers to net assets recorded that are related to the merger of TmarPart.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

23.	PROVISION FOR PENSION PLAN

(a)	Pension funds

The Company and its subsidiaries sponsor retirement benefit plans for their employees, provided that they elect to be part of such plan. The table below shows the existing pension plans at June 30, 2018.

Underfunded status

The unfunded status are as follows:

	06/30/2018	12/31/2017
BrTPREV plan	660,083	629,120
PAMEC plan	3,458	3,300
Other	472	—
Reclassification to liabilities subject to compromise (Note 29)	—	(560,046)
Total unfunded status	664,013	72,374
Current	92,884	—
Non-current	571,129	72,374

Over funded status

These assets are broken down as follows:

	06/30/2018	12/31/2017
TCSPREV plan	1,392,782	1,329,931
TelemarPrev plan	333,105	317,500
PBS – Telemar plan	55,648	53,041
Other	—	—
Total	1,781,535	1,700,472
Current	2,712	1,080
Non-current	1,778,823	1,699,392

24.	SEGMENT INFORMATION

The Company uses operating segment information for decision-making. The Company identified only one operating segment that corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer basically to the following companies: Companhia Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola, and Timor Telecom, which provide fixed and mobile telecommunications services and publish telephone directories, and which have been consolidated since May 2014.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

The revenue generation is assessed by the Company based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and pay TV;

•	Personal Mobility, focused on the sale of mobile telephony services to subscription and prepaid customers, and mobile broadband customers; and

•	SMEs/Corporate, which includes corporate solutions offered to small, medium-sized, and large corporate customers.

No single customer represent more than 10% of revenues neither 10% of receivables.

Telecommunications in Brazil

In preparing the unaudited interim condensed financial statements for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the six months ended June 30, 2018 and 2017 is as follows:

	06/30/2018	06/30/2017
Residential	4,315,387	4,580,945
Personal mobility	3,608,240	3,818,624
SMEs/Corporate	3,072,025	3,330,575
Other services and businesses	116,246	127,452
Net operating revenue	11,111,898	11,857,596
Operating expenses
Depreciation and amortization	(2,892,911)	(2,809,926)
Interconnection	(346,434)	(400,918)
Personnel	(1,189,661)	(1,247,526)
Third-party services	(2,854,454)	(3,113,206)
Network maintenance services	(542,480)	(611,635)
Handset and other costs	(70,181)	(106,774)
Advertising and publicity	(163,058)	(167,292)
Rentals and Insurance	(2,081,439)	(2,120,918)
Provisions/reversals	(56,295)	23,215
Allowance for doubtful accounts	(773,841)	(344,623)
Taxes and other expenses	(181,293)	(248,883)
Other operating income, net	234,615	(100,741)
OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	194,466	608,369
Reorganization items	16,309,072	(275,425)
FINANCIAL INCOME (EXPENSES)
Financial income	1,446,824	1,004,849
Financial expenses	(1,909,023)	(1,575,272)
PRETAX INCOME	16,041,339	(237,479)
Income tax and social contribution	(54,181)	196,280
LOSS FROM CONTINUING OPERATIONS	15,987,158	(41,199)

Reconciliation of revenue and profit (loss) for the six months and information per geographic market

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

In the six months ended June 30, 2018 and 2017, the reconciliation of the revenue from the segment telecommunications in Brazil and total revenue is as follows:

	06/30/2018	06/30/2017
Net operating revenue
Revenue related to the reportable segment	11,111,898	11,857,596
Revenue related to other businesses	101,668	140,793
Consolidated net operating revenue	11,213,566	11,998,389

In the six months ended June 30, 2018 and 2017, the reconciliation between the profit (loss) before financial income (expenses) and taxes of the segment telecommunications in Brazil and the profit (loss) before financial income (expenses) and taxes is as follows:

	06/30/2018	06/30/2017
Profit (loss) before taxes
Telecommunications in Brazil	194,466	608,368
Other businesses	(22,605)	4,044
Consolidated income before taxes	171,861	612,412

Total assets, liabilities and tangible and intangible assets per geographic market as at June 30, 2018 and December 31, 2017 are as follows:

	06/30/2018
	Total assets	Total liabilities	Property, plant and equipment assets	Intangible assets	Capital expenditures on property, plant and equipment and intangible assets
Brazil	64,941,941	48,583,130	27,094,158	8,606,242	2,772,411
Other, primarily Africa	5,082,076	274,299	153,916	40,326	5,095

	12/31/2017
	Total assets	Total liabilities	Property, plant and equipment assets	Intangible assets	Capital expenditures on property, plant and equipment and intangible assets
Brazil	66,311,553	80,316,703	26,934,278	9,206,776	4,258,545
Other, primarily Africa	4,675,216	354,127	149,176	48,063	57,947

No single customer accounts for more than 10% of consolidated revenue.

25.	RELATED-PARTY TRANSACTIONS

Transactions with joint venture, associates, and unconsolidated entities

	06/30/2018	12/31/2017
Accounts receivable and other assets	6,140	5,929
Other entities	6,140	5,929

	06/30/2018	12/31/2017
Accounts payable and other liabilities	75,556	67,654
Hispamar	70,268	62,094
Other entities	5,288	5,560

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

	06/30/2018	06/30/2017
Revenue
Revenue from services rendered	189	51
Other entities	189	51

	06/30/2018	06/30/2017
Costs/expenses
Operating costs and expenses	(122,464)	(107,972)
Hispamar	(107,878)	(93,130)
Other entities	(14,586)	(14,842)

Compensation of key management personnel

As at June 30, 2018, the compensation of the officers responsible for planning, managing and controlling the Company’s activities, including the compensation of the directors and executive officers, totaled R$52,340 (R$12,497 at June 30, 2017). The ratification of the JRP by the Court, after its voting and approval by the creditors at the General Creditors’ Meeting entailed the payment special, one-off, nonrecurring compensation to the statutory executive committee, of up to R$15.5 million, net of taxes and charges, as established in the agreements entered into with the executive officers and previously approved by the Company’s Board of Directors.

26.	HELD-FOR-SALE ASSETS

Approval of preparatory actions for the sale of Africatel

At the Board of Directors’ meeting held on September 16, 2014, the Company’s management was authorized to take all the necessary actions to divest the Company’s stake in Africatel, representing at the time 75% of Africatel’s share capital, and/or dispose of its assets. Oi would lead the sale process, even though it believes that it would be in the best interests of both Africatel shareholders to maximize the value of their investments, that this sale be coordinated with Samba Luxco, a Helios Investors L.P. affiliate that held the remaining 25% of Africatel’s share capital. Oi was committed to working with its local partners and each one of the operating companies where Africatel holds investments to ensure a coordinated transition of its interests in these companies.

Notwithstanding the above, the indirect subsidiary Africatel GmbH & Co. KG (“Africatel GmbH”), direct holder of the Company’s investment in Africatel, received on September 16, 2014 a letter from Samba Luxco, where Samba Luxco exercised an alleged right to sell the shares it holds in Africatel (put option), pursuant to Africatel’s shareholders’ agreement. According to this letter, this put option results from the indirect transfer of Africatel shares, previously indirectly held by Pharol, to the Company as the payment for the capital increase made in May 2014. In the letter, Samba Luxco purported to exercise the alleged put right and thereby required Africatel GmbH to acquire its shares in Africatel.

The Company believes that there was not any action or event that, under Africatel’s shareholders’ agreement terms, would trigger the right to exercise the put option. Accordingly, without prejudice to the value the Company attributes to maintaining a relationship of mutual respect with Samba Luxco, Africatel GmbH decided to challenge the exercise of this put option by Samba Luxco, pursuant to Africatel’s shareholders’ agreement, which was duly notified in Africatel GmbH’s reply to Samba Luxco’s letter, on September 26, 2014.

Thus, on November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain ancillary rights and claims. Africatel GmbH presented its reply to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015 and Africatel GmbH filed its defense on October 9, 2015.

At the same time it intended to vigorously defend Africatel GmbH in this proceeding, Oi also focused its efforts on the sale of Africatel and/or its assets, since the Company believed that if this goal were successfully met, the initiated arbitration proceeding would lose its purposes.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

On June 16, 2016, PT Participações, Africatel GmbH and Africatel, and Company subsidiaries, entered into a series of contractual agreements with Samba Luxco, with the primary purpose of resolving and terminate the arbitration proceeding.

The agreements entered into include the amendments to Africatel’s Shareholders’ Agreement and a Settlement and Share Exchange Agreement (“SSEA”), under which Samba Luxco should, upon the implementation of the agreement: (i) terminate the ongoing arbitration proceeding and exempt the Company’s subsidiaries with regard to all the past and current demands related to alleged breaches of Africatel’s Shareholders’ Agreement and raise in the arbitration proceeding, (ii) waive certain approval rights it had under Africatel’s Shareholders’ Agreement, and (iii) transfer to Africatel 11,000 Africatel shares, each with a par value of €1.00, thus decreasing Samba Luxco’s stake in Africatel from 25% to 14%. In exchange, Africatel BV should transfer to Samba Luxco its current stake of approximately 34% in the capital of the Namibian telecommunications operator Mobile Telecommunications Limited (“MTC”).

On January 31, 2017, since all the required regulatory and anti-competition approvals were obtained and all other contractual terms and conditions were complied, the transactions provided for in the contractual agreements entered into on June 16, 2016 were obtained. As a result, Samba Luxco reduced its stake in Africatel to 14,000 shares and the latter transferred to Samba Luxco entire its stake in MTC.

Samba Luxco also irrevocably and unconditionally held harmless Africatel GmbH, Africatel, Pharol, and their associates and their successors from all claims presented in the arbitration proceeding. The parties required the arbitration court constituted pursuant to the International Chamber of Commerce to issue a Consent Sentence to register the terms of the agreement established in the SSEA, and accordingly, the arbitration proceeding was terminated and Oi subsidiaries received a settlement of all past and current demands of Samba Luxco related to the alleged violations of Africatel’s Shareholders’ Agreement, raised during the arbitration proceeding.

Subsequently, on March 29, 2017, Africatel GmbH and Samba Luxco approved, in a Shareholders’ Resolution, the cancellation of the 11,000 Africatel shares that Samba Luxco had transferred to the latter and which were held in treasury. The shareholders also approved the cancellation of an additional 1,791 Africatel shares held by Samba Luxco, and as a result the stakes of Africatel GmbH and Samba Luxco in Africatel changed to 86% and 14%, respectively.

The effects of the assignment/transfer among shareholders of Africatel’s 34% stake in subsidiary MTC – Mobile Telecommunications Limited, in exchange for the reduction of the non-controlling shareholder’s stake, Samba Luxco, in Africatel were R$145,787 in equity attributable to owners of the company and R$228,343 in equity attributable to non-controlling interests.

With regards to Africatel’s indirect stake in Unitel, through its subsidiary PT Ventures, it is worth noting that on October 13, 2015 PT Ventures initiate the arbitration proceeding against Unitel’s shareholders as a result of the violation by the latter of several rules of Unitel’s shareholders’ agreement and the Angolan law, including the fact that such shareholders caused Unitel not to pay the dividends paid to PT Ventures and retain the information and clarifications on such payment. On October 14, 2016, PT Ventures filed its initial arguments, together with a report issued by a financial specialist. The amount claimed by PT Ventures is US$3,036,494,891, plus interest accrued through the actual payment date by the Defendants, totaling US$3,400,847,957 on October 14, 2016, according to the financial specialist’s report. An arbitration judgment hearing was held from February 7 to 16, 2018, where each party presented its arguments and the factual witnesses and experts from each side were heard.

Additionally, on October 20, 2015, PT Ventures filed an action for a declaration of sentence against Unitel with an Angolan court, claiming the recognition of PT Ventures’ right to receive the outstanding dividends declared in 2010, and the dividends for the years 2011, 2012, and 2013.

The other shareholders of Unitel have asserted to PT Ventures that they believe that Pharol’s sale of a non-controlling interest in Africatel to Samba Luxco in 2007, and the indirect transfer of Unitel shares previously indirectly held by Pharol to the Company to pay in the capital increase complete in May 2014, constituted a breach the Unitel shareholders’ agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders’ agreement and believes that such provisions apply only to a transfer of Unitel shares by PT Ventures itself. By the date of this report, the Company had not been notified of any proceedings initiated with respect to Pharol’s sale of a non-controlling stake in Africatel to Samba Luxco.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

The assets of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell. The sale of the African assets is being actively marketed and the Company has received some indications of interest. The PRJ prepared by the Company and approved by the creditors and the Court, includes an additional measure to obtain cash related with the sale of international assets.

The African operations are consolidated in the statement of profit or loss since May 5, 2014.

The main components of the assets held sale and liabilities associated to assets held for sale of the African operations are as follows:

	Operations in Africa
	06/30/2018	12/31/2017
Held-for-sale assets	5,082,076	4,675,216
Cash, cash equivalents and cash investments	102,094	156,128
Accounts receivable	103,387	123,109
Dividends receivable	2,345,355	2,012,146
Held-for-sale asset	2,084,839	1,965,972
Other assets	227,958	178,405
Investments	24,201	42,217
Property, plant and equipment	153,916	149,176
Intangible assets	40,326	48,063
Liabilities directly associated to assets held for sale	274,299	354,127
Borrowings and financing	242	260
Trade payables	26,309	34,407
Provisions for pension plans	319	366
Other liabilities	247,429	319,094

Non-controlling interests	279,133	293,457
Total assets held for sale and liabilities associated to assets held for sale	4,528,644	4,027,632
Intragroup eliminations	(516,798)	(474,051)
Total held-for-sale assets – Company	4,011,846	3,553,581
Investments in Africa	4,011,846	3,553,581

27.	REORGANIZATION ITEMS, NET

Transactions and events directly associated with the reorganization are required, under the guidance of ASC 852 Reorganizations, to be separately disclosed and distinguished from those of the ongoing operations of the business. The Company used the classification “Reorganization items, net” on the consolidated statements of operations to reflect expenses, gains and losses that are the direct result of the reorganization of its business.

	06/30/2018	06/30/2017
Adjustment to present value—loans and financing (a)	9,096,363	—
Adjustment to present value—Anatel (AGU) and other payables (b)	5,704,607	—
Gains of restructuring (c)	1,826,678	—
Prepetition contingencies (d)	(103,688)	(226,105)
Prepetition inflation adjustment	(123,832)	(341,661)
Income from short-term investments	174,283	414,818
Professional fees (e)	(265,339)	(122,477)

Total reorganization items, net	16,309,072	(275,425)

(a)

Refers to the present value of third-party borrowings and financing arising from the impacts of the ratification of the Plan at the initial recognition date, calculated taking into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

(b)	Refers to the present value of ANATEL (AGU) which are considered as liquid for payment and other payables arising from the impacts of the ratification of the Plan at the initial recognition date.
(c)	Refers basically to the positive impact of the novation of the debt calculated pursuant to the JRP.
(d)	These amounts are the result of the adjustment to record contingent liabilities to their allowed claim amount which is difference than their carrying amount prior to the RJ proceedings.
(e)	Refers to professional advisors fees who are assisting with the bankruptcy process.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

28.	LIABILITIES SUBJECT TO COMPROMISE

As a result of the judicial reorganization proceedings in Brazil and other international jurisdictions (which are considered to be similar in all substantive respects to Chapter 11) prepetition liabilities, as shown below were classified as subject to compromise based on the assessment of these obligations following the guidance of ASC 852 Reorganizations. Prepetition liabilities subject to compromise are required to be reported at the amount expected to be allowed as a claim by the Judicial Reorganization Court, regardless of whether they may be settled for lesser amounts and remain subject to future adjustments based on negotiated settlements with claimants, actions of the Judicial Reorganization Court, rejection of executory contracts, proofs of claims or other events. The following table reflects prepetition liabilities subject to compromise as at June 30, 2018 and December 31, 2017:

	06/30/2018	12/31/2017
Loans and financing	32,153,039	49,129,546
Derivative financial instrument	—	104,694
Trade payables	—	2,139,312
Provision for civil contingencies—Anatel	927,779	9,333,795
Provison fo pension plan	—	560,046
Other	—	43,334
Provision for labor contingencies	1,037,854	899,226
Provision for civil—other claims	2,363,389	2,929,275

Liabilities subject to compromise (*)	36,482,061	65,139,228

(*)

The total amount of prepetition liabilities subjected to compromise differs from the R$63,960,008 amount of the Creditors List prepared by the Company and filed on May 29, 2017. Per ASC 852, prepetition liabilities subject to compromise included the best estimate, as per the criteria set forth in ASC 450, of contingencies/claims subject to compromise and that in accordance with the Brazilian Law were not included in the Creditor’s List.

Recognition of the effects of the ratification of the Judicial Reorganization Plan

As a result of the approval of JRP at the GCM meeting held on December 19 and 20, 2017 and its subsequent ratification by the Judicial Reorganization Court on January 8, 2018, and published on the Official Gazette on February 5, 2018, the Company’s management, based on the terms and conditions of the JRP, recorded the effects caused by the restructuring/novation of the prepetition liabilities subject to the Judicial Reorganization in the unaudited interim condensed consolidated financial statements for the six-month ended June 30, 2018.

The movements in the restructured prepetition liabilities and the accounting adjustments made for initial recognition of the terms and conditions set forth by the approved and ratified JRP, including the effects on the fair value of these liabilities pursuant to the criteria of ASC 820, and applicable GAAP, are as follow:

	12/31/2017	Reclassifications	Mediations and other	Haircut	Fair value (ii)	Financial charges	06/30/2018
Liabilities subject to compromise
Bondholders (i)	32,314,638	—	(161,599)	—	—	—	32,153,039
BNDES	3,326,952	(3,326,952)	—	—	—	—	—
Other loans and financing	13,487,957	(13,487,957)	—	—	—	—	—
Derivative financial instrument	104,694	(104,694)	—	—	—	—	—
Trade payables	2,139,312	(2,139,312)	—	—	—	—	—
Provision for civil contingencies—Anatel	9,333,795	(8,406,016)	—	—	—	—	927,779
Provison for pension plan	560,046	(560,046)	—	—	—	—	—
Other	43,333	(43,333)	—	—	—	—	—
Provision for labor contingencies	899,226	—	138,628	—	—	—	1,037,854
Provision for civil—other claims	2,929,275	—	(565,886)	—	—	—	2,363,389

Total—Liabilities subject to compromise	65,139,228	(28,068,310)	(588,857)	—	—	—	36,482,061

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

	12/31/2017	Reclassifications	Mediations and other	Haircut	Fair value (ii)	Financial charges	06/30/2018
Liabilities not subject to compromise	—	—	—	—	—	—	—
BNDES – Loans and financing	—	3,326,952	—	—	—	135,591	3,462,543
Other loans and financing	—	13,592,651	50,375	—	(9,096,364)	1,028,536	5,575,198
Anatel (AGU) and other trade payables	—	10,588,661	619,990	(1,826,678)	(5,704,607)	69,002	3,746,368
Provison for pension plan	—	560,046	—	—	—	—	560,046

Total—Liabilities not subject to compromise	—	28,068,310	670,365	(1,826,678)	(14,800,971)	1,233,129	13,344,155

(i)

Balance as of June 30, 2018 refers to non-Qualified, Default Recovery and Qualified Bondholders that elected to restructured their credits under the terms of clause 4.3.3.5 of the JRP and will received in exchange equity instruments and new debt instruments upon the execution of a share capital increase, which occurred on July 27, 2018 (Note 29).

(ii)

Calculated taking into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

Under the Judicial Reorganization proceedings, claims are classified in one of four classes and the treatment of claims under the JRP is differentiated for each of these classes:

•	Class I – labor-related claims;

•	Class II – secured claims;

•	Class III – unsecured claims, statutorily or generally privileged claims, and subordinated claims; and

•	Class IV – claims held by “small companies” under Brazilian law.

The following discussion briefly describes the loans and financing which consist of fixed rate-notes issued and trated in the international market, classified as “liabilities subject to compromise”.

Fixed-Rate Notes

As of June 30, 2018 and December 31, 2017, the Company had 13 series of fixed-rate debt securities that were issued in the international market. The following table sets forth for each series of fixed rate notes the aggregate amount of the claims for such series recognized by the RJ Court.

	06/30/2018	12/31/2017
	(in millions of reais)
Bonds issued by the Company
9.75% senior notes due 2016	1,083	1,083
5.125% senior notes due 2017	2,273	2,273
9.500% senior notes due 2019	474	474
5.500% senior notes due 2020	6,099	6,099
Bonds issued by Oi Holanda
5.625% senior notes due 2021	2,427	2,427
5.75% senior notes due 2022	4,945	4,945
Bonds issued by PTIF
6.25% notes due 2016	908	908
4.375% notes due 2017	1,487	1,487
5.242% notes due 2017	989	989
5.875% notes due 2018	2,902	2,902
5.00% notes due 2019	2,962	2,962
4.625% notes due 2020	3,851	3,851
4.5% notes due 2025	1,916	1,916

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

As a result of payments made to some of the holders of the bonds issued by PTIF that participated in the Settlement Creditors Program in Portugal, the total claims represented by these bonds has been reduced by R$136 million.

Under the JRP, the claims of holders of these bonds were classified as Class III claims. Under the JRP, each holder of beneficial interests in the bonds issued by the Company, Oi Holanda and PTIF, or Bondholders, is entitled to receive the Qualified Recovery (as described below), the Non-Qualified Recovery (as described below) or the general treatment provided for unsecured credits under the JRP, which is referred to as the Default Recovery, in respect of the claims evidenced by the bonds such Bondholder beneficially holds, which is the Company referred to as Bondholder Credits.

Under the JRP, Bondholders that had individualized their Bondholder Credits in accordance with the procedures established in the JRP and by the RJ Court, which referred to as Eligible Bondholders, were permitted to make an election as to the form of recovery that they wish to receive. All other Bondholders are only entitled to receive the Default Recovery.

Under the JRP, Eligible Bondholders with Bondholder Credits in excess of US$750,000 (or the equivalent in other currencies), which referred to as Qualified Holders, were entitled to elect to receive either the Qualified Recovery or the Default Recovery. Eligible Bondholders with Bondholder Credits of less than US$750,000 (or the equivalent in other currencies), which referred to as Non-Qualified Holders, were entitled to elect to receive either the Non-Qualified Recovery or the Default Recovery.

Under the JRP, Eligible Bondholders were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on March 8, 2018. Holders that made valid recovery elections will be entitled to participate in settlement procedures and the Company expects to conduct shortly following the satisfaction or waiver of the conditions to the issuance of the new common shares set forth in the JRP.

Qualified Recovery

Under the JRP, the Qualified Recovery with respect to each US1,000 of Bondholder Credits (or the equivalent in other currencies) will consist of:

•	US$195.61 aggregate principal amount of senior unsecured notes of the Company, or the New Notes;

•

179.09 newly issued common shares of the Company, which are expected to be issued in the form of ADSs, subject to reduction in the event that any common shares of the Company are subscribed in the pre-emptive offer of these common shares that the Company is required to conduct prior to issuing the common shares to the Bondholders, in which event such Bondholder will receive the cash proceeds related to the number of common shares by which such allocation was reduced;

•	13.75 common shares of the Company currently held by PTIF in ADS form, which are expected to be issued in the form of American Depositary Warrants; and

•

warrants to acquire 13.78 newly issued common shares of the Company for at an exercise price of US$0.01 per common shares, subject to reduction in the event that any common shares of the Company are subscribed in the pre-emptive offer of these common shares that the Company is required to conduct prior to issuing the common shares to the Bondholders.

The New Notes will be senior unsecured obligations of the Company denominated in U.S. dollars that will mature on the seventh anniversary of their issuance. The New Notes will be initially be guaranteed, jointly and severally, each Telemar, Oi Móvel, Copart 4 and Copart 5. Upon the conclusion of the Dutch insolvency proceedings of Oi Holanda and PTIF, the Company has agreed to cause Oi Holanda and PTIF to guarantee the obligations of the Company under the New Notes. The New Notes will accrue interest from the Brazilian Confirmation Date. Interest on the New Notes will accrue:

•

for the first three years (1) at a fixed rate of 10.0% per annum payable in cash on a semi-annual basis, or (2) a fixed rate of 12.0% per annum, of which 8.0% shall be paid in cash on a semi-annual basis and 4.0% shall be payable by increasing the principal amount of the outstanding New Notes or by issuing paid-in-kind notes; and

•	for the fourth year onwards, at a fixed rate of 10.0% per annum payable in cash on a semi-annual basis.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

Each Warrant will entitle its holder to subscribe for one common share at an exercise price of the equivalent in reais of US$0.01 per common share. Each Warrant will be exercisable at any time, at the sole discretion of the holder, during a period of 90 days, which the Company refers to as the Exercise Period, beginning on the date that is 12 months after the date on which the Warrants are issued, unless the commencement of the Exercise Period is accelerated upon the earliest to occur of the events described below.

If the Company calls a general shareholders’ meeting of the Company or meeting of the Company board of directors’ to approve the commencement of the rights offering relating to the cash capital increase described in Section 6 of the JRP and in the Commitment Agreement, the Company will publish a Material Fact relating to that meeting at least 15 business days prior to that meeting in which the Company will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of publication of that Material Fact.

In the event that any transaction occurs that results in the change of the Company “control” (as such term is defined in the JRP), the Company will publish a Material Fact relating to that transaction in which the Company will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of the completion of such transaction. The JRP defines “control” as (1) the ownership of partner rights that ensure to its holder, on a permanent basis, the majority of the votes in the social deliberations and the power to elect the majority of the company managers; and (2) the effective use of this power to direct social activities and guide the operation of the company’s bodies.

In the event that the settlement procedures with respect to the Qualified Recovery are concluded with respect to the New Notes, the new common shares and the Warrants prior to the conclusion of the Dutch insolvency proceedings of PTIF, the Company will distribute the common shares of the Company currently held by PTIF in ADS form to Bondholders entitled to receive the Qualified Recovery upon the conclusion of the Dutch insolvency proceedings of PTIF.

Non-Qualified Recovery

Under the JRP, the Non-Qualified Recovery with respect to each US1,000 of Bondholder Credits (or the equivalent in other currencies) will consist of a participation interest under a credit agreement to be entered into between the RJ Debtors and an administrative agent in a principal amount of US$500.

The Non-Qualified Credit Agreement will be a senior unsecured obligation of the Company. The Non-Qualified Credit Agreement will be initially be guaranteed, jointly and severally, by each Telemar, Oi Móvel, Copart 4 and Copart 5. Upon the conclusion of the Dutch insolvency proceedings of Oi Holanda and PTIF, the Company has agreed to cause Oi Holanda and PTIF to guarantee the obligations of the Company under the Non-Qualified Credit Agreement. Principal under the Non-Qualified Credit Agreement will be paid in 12 semiannual installments beginning in the 78th month following the Brazilian Confirmation Date in the amount of 4% of the outstanding principal for the first six semi-annual installments, 12.66% of the outstanding principal for the next five semi-annual installments and the remainder at maturity on the 12th anniversary of the effectiveness of the Non-Qualified Credit Agreement. The Non-Qualified Credit Agreement will accrue interest at the rate of 6% per annum from the Brazilian Confirmation Date. Interest will be capitalized to increase the principal balance under the Non-Qualified Credit Agreement on an annual basis, and will be paid together with principal beginning in the 78th month following the Brazilian Confirmation Date.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

Default Recovery

Under the JRP, Bondholders that were not Eligible Bondholders, did not make a valid election of the form of recovery for their Bondholder Credits, or do not participate in the settlement procedures will only be entitled to the Default Recovery with respect to the Bondholder Credits represented by their Bonds.

As a result of the confirmation of the JRP by the RJ Court, following the issuance by the U.S. Bankruptcy Court of an order recognizing the JRP and the Confirmation Order, which the Company refer to as the U.S. Recognition Order, the Indentures governing the bonds issued by the Company and Oi Holanda will be novated and Bondholder Credits represented by Bonds issued under those Indentures will entitle the holders of those Bonds (other than Bonds the holders of which receive the Qualified Recovery or the Non-Qualified Recovery in accordance with the settlement procedures) to the Default Recovery. Similarly, following (1) the homologation of the Dutch Composition Plan for PTIF by the Dutch Court (the “Homologation Order”) and the resulting automatic recognition of the Dutch Composition Plan for PTIF under English law pursuant to the European Insolvency Regulation (2015/848), and (2) the contractual release of the Company guarantee of the bonds issued by PTIF pursuant to the terms of the PTIF Consent Solicitation, the Trust Deed governing the bonds issued by PTIF will be novated and Bondholder Credits represented by Bonds issued under the Trust Deed will entitle the holders of those Bonds (other than Bonds the holders of which receive the Qualified Recovery or the Non-Qualified Recovery in accordance with the settlement procedures) to the Default Recovery.

Under the JRP, the Default Recovery will consist of an unsecured right to receive payment of 100% of the principal amount of the Bondholder Credits represented by:

•	bonds issued by the Company or Oi Holanda in five annual, equal installments, commencing on the 20th anniversary of the date of the U.S. Recognition Order; and

•

bond issued by PTIF in five annual, equal installments, commencing on the 20th anniversary of the date of the Homologation Order, which, in each case, the Company refers to as the Default Recovery Entitlement.

A Bondholder’s Default Recovery Entitlement will be denominated in the currency of the Bonds with respect to which the Default Recovery Entitlement relates. The Default Recovery Entitlement with respect to Bonds denominated in U.S. dollars or euros will not bear any interest. The Default Recovery Entitlement with respect to the Company 9.75% senior notes due 2016 will bear interest at the Brazilian TR rate (payable together with the last installment of principal), which will accrue as additional principal amount of the Default Recovery Entitlement during until the 20th anniversary of the date of the U.S. Recognition Order, and thereafter be payable together with payments of principal amount of the Default Recovery Entitlement. The principal and accrued interest with respect to the Default Recovery Entitlement may be redeemed at any time and from time to time, in whole or in part, by the RJ Debtors at a redemption price of 15% of the aggregate principal amount of the Default Recovery Entitlement.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

for the six months ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, unless otherwise stated)

29.	SUBSEQUENT EVENTS

Capital increase

On July 20, 2018, after all conditions precedent listed by the Plan for completion of the corporate documentation required to undertake the capital increase were either verified or waived, the Board of Directors approved the capital increase – Capitalization of claims, as a result of the calculation of the subscriptions of new common shares under the Company’s capital increase, through the capitalization of part of the Qualified Bondholders’ Unsecured Claims, as provided for by the JRP and approved at the Board of Directors’ meeting held on March 5, 2018. These shares were subscribed shareholders by the Company by exercising its right of first refusal and the holders of Qualified Bondholders’ Unsecured Claims, through the capitalization of their claims. The capitalization of the claims was completed on July 27, 2018, totaling R$10,600,097, corresponding to 1,514,299,603 new common shares, at the issue price of R$7.00 per share, disregarding the common shares represented by American Depositary Shares (“ADSs”), which were not issued. During the period for the exercise the right of first refusal, 68,263 common shares were subscribed at the price of R$7.00 per shares, totaling R$477,841. Because of the exercise of the right of first refusal by some of the Company’s shareholders, in cash, the number of shares to be subscribed by the Qualified Bondholders decreased by the corresponding amount and the amounts paid for the exercise of the right of first refusal and delivered to the Qualified Bondholders holders of capitalized claims, in accordance with the provisions of the Brazilian Corporate Law and the JRP. On the same Board of Directors’ meeting, the Directors ratified the issue of subscription warrants with an additional advantage for shares subject to the capital increase – Claim capitalization, and a total of 116,480,467 subscription warrants were issued, of which 5,197 were delivered to the shareholders that exercised their related rights of first refusal and the remaining to the Qualified Bondholders. Pursuant to Article 72 of the Bylaws and since there was a dilution of the Company’s shareholding base higher than 50% as a result of the capital increase – Claim capitalization, the vote restrictions provided for by said Article 72 of the Bylaws were extinct and immediately and irrevocably ceased to have any effectiveness on the exercise of voting rights by the Company’s shareholders.

On July 27, 2018, after the completion of the Capital Increase – Claim Capitalization, the Company recognized the additional accounting impacts of the transactions described above, with the consequent increase of profit by approximately R$16 billion, the increase in financial liabilities by approximately R$6 billion, the increase in equity as a result from the capital increase by approximately R$11 billion and the decrease of liabilities subject to compromise by approximately R$ 32 billion.

Board of Directors

On September 17, 2018, the general shareholders’ meeting of the Company ratified the election of the members of the New Board as indicated by Oi’s management. The New Board is composed of 11 members and no alternate members, all of whom are independent as defined in Oi’s by-laws. Each member of the New Board will serve a two-year term. The effectiveness of the installation of the members of the New Board was conditioned on the prior approval of ANATEL, which ANATEL conditionally granted on September 13, 2018 and confirmed on September 18, 2018.

On September 26, 2018, the Company announced to the market that the chairman of the New Board received a correspondence from Mr. Marcos Duarte Santos informing him that, for supervening personal and professional reasons, Mr. Santos will not take office as a member of the New Board.

KPMG Auditores Independentes

Rua do Passeio, 38—Setor 2—17º andar—Centro

20021-290—Rio de Janeiro/RJ—Brasil

Caixa Postal 2888—CEP 20001-970—Rio de Janeiro/RJ—Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Oi S.A. – Under Judicial Reorganization – Debtor-in-possession

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Oi S.A. – Under Judicial Reorganization – Debtor-in-possession and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 15, 2018 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficit and net shareholders’ deficit, and needs to achieve the conditions of the judicial reorganization plan which include: (a) the conversion of the debt into equity of the qualified bondholders’ credits and (b) a capital increase in the amount of $4 billion Reais (local currency) via a public offering. These events or conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

We have served as the Company’s auditor since 2012.

Rio de Janeiro, Brazil

May 15, 2018

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Balance Sheets at December 31, 2017 and 2016

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Note	12/31/2017	12/31/2016
Current assets
Cash and cash equivalents	7	6,862,684	7,563,251
Short-term investments	7	21,447	116,532
Trade accounts receivable, less allowance for doubtful accounts of R$1,084,895 in 2017 and R$1,342,211 in 2016	8	7,367,442	7,891,078
Other taxes	10	1,081,587	978,247
Recoverable income taxes	9	1,123,510	1,542,169
Judicial Deposits	11	1,023,348	977,550
Inventories		253,624	355,002
Prepaid expenses		307,162	293,689
Pension plan assets	22	1,080	6,539
Held-for-sale assets	25	4,675,216	5,403,903
Other assets		780,627	1,083,768

Total current assets		23,497,727	26,211,728
Non-current assets
Long-term investments	7	114,839	169,473
Other taxes	10	627,558	738,825
Judicial Deposits	11	8,289,762	8,387,974
Investments	12	136,510	135,652
Property, plant and equipment, net	13	27,083,454	26,079,832
Intangible assets	14	9,254,839	10,511,059
Pension plan assets	22	1,699,392	1,635,322
Other assets		282,687	176,989

Total non-current assets		47,489,041	47,835,126

Total assets		70,986,768	74,046,854
Liabilities not subject to compromise
Current liabilities
Trade payables	15	5,170,970	4,115,632
Loans and financing		54,251	54,915
Payroll, related taxes and benefits		924,560	668,498
Income taxes payable	9	567,129	472,959
Other taxes	10	1,443,662	1,814,335
Tax financing program	17	278,277	105,514
Dividends and interest on capital		6,222	6,442
Unearned revenues	20	139,012	148,504
Advances from customers		402,774	878,548
Licenses and concessions payable	16	20,306	106,677
Liabilities associated to held-for-sale assets	27	354,127	544,865
Other payables	19	469,214	527,144

Total current liabilities		9,830,504	9,444,033
Non-current liabilities
Other taxes	10	867,664	1,073,380
Deferred taxes liabilities	9	497,375	676,005
Tax financing program	17	610,500	654,942
Provision for contingencies	18	1,368,435	1,129,074
Liability for pensions benefits	22	72,374	—
Unearned revenues	20	1,633,816	1,724,428
Advances from customers		67,143	67,773
Licenses and concessions payable	16	604	4,073
Other payables	19	583,186	876,316

Total non-current liabilities		5,701,097	6,205,991

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Balance Sheets at December 31, 2017 and 2016

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Prepetition liabilities subject to compromise	28	65,139,228	63,746,124
Total liabilities		80,670,829	79,396,148
Shareholders’ deficit	21
Preferred shares, no par value		4,094,909	4,094,909
Authorized 157,727 shares; issued and outstanding 155,915 shares in 2017 and 155,915 in 2016
Common shares, no par value		17,343,465	17,343,465
Authorized 668,034 shares; issued and outstanding 519,752 shares in 2017 and 519,752 in 2016		—

Total share capital		21,438,374	21,438,374
Share issuance costs		(444,943)	(444,943)
Capital reserves		17,762,545	17,762,545
Treasury shares		(5,531,092)	(5,531,092)
Other comprehensive loss		(1,175,521)	(1,074,812)
Accumulated losses		(42,026,880)	(38,290,362)
Total deficit attributable to the Company and subsidiaries		(9,977,517)	(6,140,290)

Non-controlling interest	25	293,456	790,996

Total deficit		(9,684,061)	(5,349,294)

Total liabilities and shareholders’ deficit		70,986,768	74,046,854

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015 (restated)

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Note	2017	2016	2015 (restated)
Net operating revenue	4	23,789,654	25,996,423	27,353,765
Cost of sales and services	5	(15,676,216)	(16,741,791)	(16,250,083)

Gross profit		8,113,438	9,254,632	11,103,682

Operating (expenses) income
Selling expenses	5	(4,399,936)	(4,383,163)	(4,719,811)
General and administrative expenses	5	(3,064,252)	(3,687,706)	(3,912,178)
Other operating income (expenses), net	5	(1,043,922)	(1,237,085)	(2,294,320)
Reorganization items, net	27	(2,371,918)	(9,005,998)

Loss before financial and taxes		(2,766,590)	(9,059,320)	177,373

Financial expenses, net	6	(1,612,058)	(4,375,309)	(6,724,489)

Loss before income taxes		(4,378,648)	(13,434,629)	(6,547,116)
Income tax expense (current and deferred)	9	350,987	(2,245,113)	(3,379,928)

Loss from continuing operations		(4,027,661)	(15,679,742)	(9,927,044)
Loss for the year from discontinued operations, net	25	—		(867,139)

Net loss for the year		(4,027,661)	(15,679,742)	(10,794,183)

Net loss attributable to owners of the Company		(3,736,518)	(15,502,132)	(10,381,490)
Net loss attributable to non-controlling interests		(291,143)	(177,610)	(412,693)

Net loss allocated to common shares—basic and diluted		(2,874,290)	(11,924,904)	(4,473,818)
Net loss allocated to preferred shares—basic and diluted		(862,228)	(3,577,228)	(5,907,672)
Weighted average number of outstanding shares
(in thousands of shares)
Common shares—basic and diluted		519,752	519,752	314,518
Preferred stock—basic and diluted		155,915	155,915	415,321
Net loss per share attributable to owners of the Company (in Reais):	21
Common shares—basic and diluted		(5.53)	(22.94)	(14.22)
Preferred stock—basic and diluted		(5.53)	(22.94)	(14.22)
Net loss per share from continuing operation attributable to owners of the Company:
Common shares—basic and diluted		(5.53)	(22.94)	(13.04)
Preferred shares—basic and diluted		(5.53)	(22.94)	(13.04)
Net loss per share from discontinued operation attributable to owners of the Company:
Common shares—basic and diluted		—	—	(1.13)
Preferred shares—basic and diluted		—	—	(1.13)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements Comprehensive Loss for the years ended December 31, 2017, 2016 and 2015 (restated)

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	2017	2016	2015 (restated)
Net loss for the year	(4,027,661)	(15,679,742)	(10,794,183)
Other comprehensive income (loss)
Foreign currency translation adjustments	165,713	(1,176,359)	172,597
Less reclassification of losses included in discontinued operations			(481,499)
Decrease in stake in subsidiary	(374,130)

	(208,417)	(1,176,359)	(308,901)
Available-for-sale
Unrealized gain	—	—	1,907,018
Portion of loss recognized in other comprehensive income for other-than-temporary losses on investment	—	—	(2,315,347)

	—	—	(408,329)
Pension and other postretirement benefit plans:
Net actuarial gain (loss) from continuing operations	(130,846)	(120,357)	121,664
Less amortization of prior service cost and actuarial gain (loss) included in net periodic pension cost	—	(755)	39,151
Net actuarial loss from discontinued operations
Less reclassification of actuarial gains included in discontinued operations	—	—	901,453

Pension and other postretirement benefit plans	(130,846)	(121,112)	1,062,268
Changes in effective portion of the fair value of hedging financial instrument	—	546,253	(802,063)
Less reclassification adjustment for gains included in net income (loss)	—	64,360	4,113

		610,613	(797,950)
Income tax effect on other comprehensive loss:
Pensions from continuing operations	32,157
Less reclassification of pension tax effects included in discontinued operations	—	—	(194,020)

	32,157	—	(194,020)

Other comprehensive loss	(4,334,767)	(16,366,600)	(11,441,115)
Less comprehensive loss attributable to non-controlling interest	(64,153)	(399,551)	(318,650)

Net comprehensive loss attributable to controlling shareholders	(4,270,614)	(15,967,049)	(11,122,465)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity / (Deficit) for the years ended December 31, 2017, 2016 and 2015 (restated)

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Attributable to owners of the Company							Total equity/ (deficit) attributed to controlling shareholders	Non-controlling shareholders	Total equity/ (deficit)
	Share capital	Share issue costs	Capital reserves	Obligations in equity instruments	Treasury shares	Accumulated losses	Other comprehensive income (loss)
Balance originally stated at January 1, 2015	21,438,220	(309,592)	17,640,287	(2,894,619)	(2,367,552)	(7,993,945)	131,081	25,643,880	1,509,197	27,153,077
Restatement adjustments to prior years (Note 2)						(4,406,986)		(4,406,986)		(4,406,986)

Balance at January 1, 2015 (restated)	21,438,220	(309,592)	17,640,287	(2,894,619)	(2,367,552)	(12,400,931)	131,081	21,236,894	1,509,197	22,746,091

Acquisition of interests – TMARPart (Note 1)			122,412			(5,809)		116,603		116,603
Capital increase	154		(154)					—		—
Share exchange costs		(135,351)						(135,351)		(135,351)
Obligations in equity instruments				(268,921)				(268,921)		(268,921)
Exchange for treasury shares (note 21.b)				3,163,540	(3,163,540)			—		—
Loss for the year (restated)						(10,381,490)		(10,381,490)	(412,693)	(10,794,183)
Other comprehensive income (loss)							(740,976)	(740,976)	94,043	(646,933)

Balance at December 31, 2015 (restated)	21,438,374	(444,943)	17,762,545		(5,531,092)	(22,788,230)	(609,895)	9,826,759	1,190,547	11,017,306

Loss for the year						(15,502,132)		(15,502,132)	(177,610)	(15,679,742)
Other comprehensive loss							(464,917)	(464,917)	(221,941)	(686,858)

Balance at December 31, 2016	21,438,374	(444,943)	17,762,545		(5,531,092)	(38,290,362)	(1,074,812)	(6,140,290)	790,996	(5,349,294)

Loss for the year						(3,736,518)		(3,736,518)	(291,143)	(4,027,661)
Other comprehensive loss							(100,709)	(100,709)	(206,397)	(307,106)

Balance at December 31, 2017	21,438,374	(444,943)	17,762,545		(5,531,092)	(42,026,880)	(1,175,521)	(9,977,517)	293,456	(9,684,061)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended December 31, 2017, 2016 and 2015 (restated)

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	2017	2016	2015 (restated)
Operating activities
Loss for the year	(4,027,661)	(15,679,742)	(10,794,183)
Discontinued operations, net of tax	—	—	867,139
Adjustments to reconcile net income to cash provided by operating activities
Loss(gain) on financial instruments	(1,115,823)	(5,342,872)	6,408,711
Derivatives financial instruments		5,150,478	(5,795,744)
Depreciation and amortization	5,881,302	6,310,619	6,195,039
Impairment of available-for-sale securities	267,008	1,090,295	447,737
Provision for bad debt	784,403	729,752	726,944
Provision for contingencies	143,517	1,056,410	1,542,831
Provision for pension plans	(197,141)	(198,554)	(107,368)
Impairment (reversal) of assets	46,534	225,512	524,870
Deferred tax expense (benefit)	(1,257,068)	1,532,299	2,598,353
Reorganization items, net	2,371,918	9,005,998	—
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(253,469)	(390,361)	(1,622,343)
Other taxes	477,164	(618,074)	119,887
Purchase of short-term investments	(601,200)	(1,877,885)	(8,790,093)
Redemption of short-term investments	775,456	3,570,453	7,958,169
Trade payables	(374,003)	(585,813)	117,271
Payroll, related taxes and benefits	(42,727)	(175,690)	(351,128)
Provision for contingencies	(114,336)	(692,001)	(1,079,323)
Net increase in income taxes refundable and payable	399,182	213,586	154,873
Provision for pension plans	54	(50,000)	(139,325)
Employee and management profit sharing	298,789	84,000
Changes in assets and liabilities held for sale	701,416	(557,330)	(786,914)
Other	238,443	299,240	265,584

Cash flows provided by (used in) operating activities—continuing operations	4,401,758	3,100,320	(1,539,013)
Cash flows provided by operating activities—discontinued operations	—	—	485,342

Net cash provided by (used in) operating activities	4,401,758	3,100,320	(1,053,671)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended December 31, 2017, 2016 and 2015 (restated)

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	2017	2016	2015 (restated)
Investing activities
Capital expenditures	(4,344,238)	(3,263,571)	(3,681,484)
Proceeds from the sale of property, plant and equipment	5,016	6,405	14,996
Cash received for the sale of PT Portugal (Note 25)			17,218,275
Purchase of judicial deposits	(425,563)	(1,366,907)	(2,044,796)
Redemption of judicial deposits	343,129	706,657	1,039,221
Other			191,546

Cash flows provided by (used in) investing activities—continuing operations	(4,421,656)	(3,917,416)	12,737,758
Cash flows used in investing activities—discontinued operations			(194,739)

Net cash provided by (used in) by in investing activities	(4,421,656)	(3,917,416)	12,543,019
Financing activities
Borrowings net of costs	—	—	7,218,639
Repayment of principal of borrowings, financing	(659)	(6,223,703)	(11,308,213)
Cash impacts on derivatives transactions		443,709	2,704,155
Payments of obligation for licenses and concessions	(104,449)	(204,779)	(348,545)
Payments of obligation for tax refinancing program	(226,776)	(96,638)	(93,266)
Share buyback	(300,429)
Payment of dividends and interest on capital	(59,462)	(37,806)	(57,608)
Cash and cash equivalents of investee acquired by merger	—	—	20,346

Cash flows used in financing activities—continuing operations	(691,775)	(6,119,217)	(1,864,492)
Cash flows used in financing activities—discontinued operations			(492,194)

Net cash used in financing activities	(691,775)	(6,119,217)	(2,356,686)
Foreign exchange differences on cash and cash equivalents	11,106	(398,499)	3,316,195
Net (decrease) increase in cash and cash equivalents	(700,567)	(7,334,812)	12,448,857
Cash and cash equivalents beginning of year	7,563,251	14,898,063	2,449,206

Cash and cash equivalents end of year	6,862,684	7,563,251	14,898,063

Non-cash transactions

	2017	2016	2015
Acquisition of Property, Plant and Equipment and Intangible assets (incurring liabilities)	1,451,068	1,873,573	568,973
Offset of judicial deposits against provision for contingencies	382,071	1,841,299	374,295
Share exchange (Note 21.b and Note 26)	—	—	3,163,540

Other transactions

	2017	2016	2015
Income taxes paid	(3,927)	(499,228)	(626,703)
Financial charges paid	(506,898)	(2,232,977)	(4,057,529)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.       BASIS OF PRESENTATION

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. From January 2004 on, the Company also provides domestic and international long-distance services in all Regions and since January 2005 started to provide local services outside Region II. These services are provided under concessions granted by Agência Nacional de Telecomunicações—ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry (“ANATEL” or “Agency”).

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. - Under Judicial Reorganization – Debtor-in-Possession (“Telemar”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; and (ii) through its indirect subsidiary Oi Móvel S.A. - Under Judicial Reorganization – Debtor-in-Possession (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

The local and nationwide STFC long-distance concession agreements entered into by the Company and its subsidiary Telemar with ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services, and also include several consumer protection provisions, as perceived by the regulator. On December 30, 2015, ANATEL announced that the review to be implemented by the end of 2015 had been postponed to April 30, 2016. Subsequently, On April 29, 2016, ANATEL decided, under a Resolution Circular Letter, to postpone until December 31, 2016 the execution of the revised agreements. On December 30, 2016 and under a Resolution Circular Letter, ANATEL postponed again the execution of the new concession agreements up to June 30, 2017. On June 29, 2017, ANATEL informed, in an official letter, that it would no longer make any further amendments to the concession agreements at this instance. Note that until the end of the concession agreement on December 31, 2025 there would still be a period for revision, on December 31, 2020. It is worth noting that Congress Bill 79/2016 provides for a special amendment of concession agreements to adjust them to the possibility of migrating from a public utility regime to an STFC service provision under a private law regime. Thus, if this bill is passed into law, the concession agreement is subject to amendment in any date other than December 31, 2020. Throughout the years, ANATEL initiated some procedures aiming at monitoring the Company’s financial situation, as well as to assess the Company’s ability to discharge its obligations arising from the terms of the concession agreements. In light of the approval of the Judicial Reorganization Plan by the creditors and its subsequent ratification by the competent court ANATEL started to monitor the Oi Group Companies’ operating and financial positions based on the effectiveness of said Judicial Reorganization Plan (JRP).

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In Africa, the Company provides fixed and mobile telecommunications services indirectly through Africatel Holding BV (“Africatel”). The Company provides services in Mozambique, and São Tomé, among other countries, notably through its subsidiaries Listas Telefónicas de Moçambique (“LTM”) and CST – Companhia Santomense de Telecomunicações, SARL (“CST”). Additionally, Africatel holds an indirect 25% stake in Unitel S.A. (“Unitel”) and a 40% stake in Cabo Verde Telecom, S.A. (“CVT”), which provides telecommunications services in Angola and Cape Verde.

In Asia, the Company provides fixed and mobile telecommunications services basically through its subsidiary Timor Telecom.

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on B3 S.A. – Brasil, Stock Exchange, OTC, and its American Depositary Receipts (“ADRs”) representing Oi common shares and preferred shares traded on the New York Stock Exchange (“NYSE”).

JUDICIAL REORGANIZATION

On June 20, 2016, Oi, together with its direct and indirect wholly owned subsidiaries Oi Móvel, Telemar, Copart 4 Participações S.A. – Under Judicial Reorganization - Debtor-in-Possession (“Copart 4”), Copart 5 Participações S.A. – Under Judicial Reorganization - Debtor-in-Possession (“Copart 5”), Portugal Telecom International Finance B.V. – Under Judicial Reorganization - Debtor-in-Possession (“PTIF”), and Oi Brasil Holdings Cooperatief U.A. – Under Judicial Reorganization—Debtor-in-Possession (“Oi Holanda”) (collectively with the Company, the “Oi Companies” or “RJ Debtors”) filed, as a matter of urgency, a request for judicial reorganization with the Court of the State of Rio de Janeiro, as approved by the Company’s Board of Directors and the competent governing bodies.

As broadly disclosed to the market, the Company had been taking actions and conducting studies, together with its financial and legal advisors to optimize its liquidity and debt profile. The Company, after considering the challenges arising from its economical and financial situation and in light of the maturity schedule of its financial debts, threats to cash flows represented by imminent block or pledge of amounts in lawsuits, and in light of the urgency to adopt protection measures of the Oi Companies, concluded that the request for judicial reorganization was the most appropriate course of action at that time to (i) preserve the continuity of its offering of quality services to its customers, within the rules and commitments undertaken with the Brazilian National Telecommunications Agency (ANATEL), (ii) preserve the value of the Oi Companies, (iii) maintain the continuity of operations and corporate activities in an organized manner, thus protecting the interests of the Oi Companies, its customers, shareholders and other stakeholders, and (iv) protect the Oi Companies’ cash and cash equivalents.

The filing of the judicial reorganization was another step towards the Company’s financial restructuring, who continues working to secure new customers while maintaining its service and product sales to all market segments, in all of its distribution and customer service channels. The installation, maintenance and repair activities also continue to be performed on a timely basis by the Oi Companies and their subsidiaries. All of Company’s workforce has been maintaining the work as usual, including sales, operating and administrative activities. Oi keeps focusing on its investments in structuring projects aimed at promoting the improvement of service quality to continue to bringing technological advances, high service standards, and innovation to its customers.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On June 22, 2016, the United States Bankruptcy Court for the Southern District of New York (“U.S. Bankruptcy Court”) entered an order granting the provisional relief requested by the Company, Telemar, Oi Holanda and Oi Móvel (all four collectively referred to as “Debtors”) in their United States bankruptcy code Chapter 15 cases that were filed on June 21, 2016.

The Provisional Relief prevents creditors from initiating actions against the Debtors or their property located within the territorial jurisdiction of the United States and parties from terminating their existing U.S. contracts with the Debtors.

On June 23, 2016, the High Court of Justice of England and Wales issued orders recognizing the judicial reorganization request in respect of the Company, Telemar and Oi Móvel filed in Brazil pursuant to Law 11101/2005, as a foreign main proceeding in accordance with the United Nations Commission on International Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, as set out in Schedule 1 to the Cross-Border Insolvency Regulations 2006 (S.I. 2006 No. 1030) (“Recognition Orders”).

The Recognition Orders establish that the commencement or continuation of proceedings (including enforcement actions) in England and Wales relating to the Company’s, Telemar’s and Oi Móvel’s assets, rights, obligations or liabilities are stayed from June 23, 2016.

On June 29, 2016, the Judge of the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro (“Judicial Reorganization Court”) granted the processing of the judicial reorganization of the Oi Companies.

The decision granting the processing of the judicial reorganization of the Oi Companies determined that all the procedural time limits are counted in business days. To this regard, even though the decision has determined that the Judicial Reorganization Plan (“JRP” or “Plan”) be filed within 60 business days, the Public Prosecution Service filed an interlocutory appeal requesting that this time limit be counted in calendar days. In light of the interlocutory appeal filed by the Public Prosecution Service, the Judicial Reorganization Court revised its decision, establishing that the JRP be filed within 60 calendar days, counted from the issuance of the decision granting the processing of the judicial reorganization.

On July 21, 2016, the U.S. Bankruptcy Court held a hearing to judge the Debtors’ requests and since no objection to the recognition was filed, the U.S. Bankruptcy Court recognized the judicial reorganization as a main foreign proceeding with regard to each of the Debtors. As a result of this recognition, a stay was automatically applied, preventing the filing, in the United States, of any actions against the Debtors or their properties located within the territorial jurisdiction of the United States and parties from terminating their existing U.S. contracts with the Debtors.

On July 22, 2016, the judicial reorganization request was ratified by the shareholders at the Company’s Extraordinary Shareholders’ Meeting.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The shareholders also authorized the Company’s management to take all the actions and practice all the acts necessary with regard to the judicial reorganization of the Oi Companies and ratified all the actions taken up to that date.

On July 22, 2016, the Judicial Reorganization Court appointed PricewaterhouseCoopers Assessoria Empresarial Ltda. as the court-appointed financial administrator, and the law firm Arnoldo Wald to act as the court-appointed legal administrator (collectively, “Judicial Administrator”) of the Oi Companies.

Considering that the Judicial Reorganization Court changed the way the deadline to file the plan is counted, as referred to above, on September 5, 2016 the Oi Companies filed the JRP, which establishes the terms and conditions for the restructuring of the Oi Companies’ debt, and the main actions that could be adopted to overcome the current financial situation of the Oi Companies and their continuity as going concerns, including by (i) restructuring and balancing their liabilities; (ii) prospecting and adopting actions during the judicial reorganization aiming to obtain new funds; and (iii) potential sale of capital assets.

The first list of creditors submitted by the Oi Companies was published on September 20, 2016 (“First List of Creditors”). Payables to parties not controlled by Oi, according to the First List of Creditors, totaled approximately R$65.1 billion. As from the date of this publication, the creditors had fifteen (15) business days to file with the Judicial Administrator (i) a proof of claim (the “Proof of Claim” or “Claim”), if their receivables were not included in the First List of Creditors, or (ii) the discrepancy (the “Discrepancy”) if, according to the creditor, the amount in the First List of Creditors is incorrect or its credits were incorrectly classified. The deadline for creditors to file a Claim and/or a Discrepancy was October 11, 2016.

On March 2, 2017, the 3rd Lisbon Commercial Court issued a decision acknowledging, with regard to Oi and Telemar, the decision that approved the processing of the judicial reorganization requested filed in Brazil.

On March 22, 2017, the Company’s Board of Directors approved the basic financial conditions to be adjusted in the JRP and authorized the Company’s Executive Officers and advisors to file, as soon as possible, an amendment to the JRP with the Judicial Reorganization Court, as disclosed by Oi in a Material Fact Notice on the same date, and these conditions were presented in court on March 28, 2017. The amended JRP was filed with the court on October 11, 2017.

On March 31, 2017, the Judicial Reorganization Court issued a decision replacing PricewaterhouseCoopers Assessoria Empresarial Ltda. as financial administrator for the BDOPro Consortium, which declined the appointment. Thus on April 10, 2017, the law Firm Arnoldo Wald was appointed as the sole judicial administrator of the Oi Companies’ Judicial Reorganization.

The judicial administrator reviewed the First List of Creditors and after reviewing this List, taking into consideration the Claims and Discrepancies, submitted the list of creditors published in the Notice of May 29, 2017 (“List of Creditors”).

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The publication of the List of Creditors set two deadlines for the creditors: (i) a ten-business day deadline to file with the Judge their challenges to Second List of Creditors (the “Challenge”); and (ii) a thirty-business day deadline to file with the Judge their objections to the Judicial Reorganization Plan (the “Objection”).

On August 23, 2017, the Judicial Reorganization Court scheduled the date of the first Creditors’ General Meeting (“CGM”) for October 9, 2017 (on its first notice to convene) and October 23, 2017 (on its second notice to convene).

On September 27, 2017, in light of the negotiated decisions to ensure the approval of the JRP and the procedural aspects related to holding the General Creditors’ Meeting (“CGM”), which could result in changes in the voting system, the Oi Companies requested to the Judicial Reorganization Court the postponement of the CGM to October 23, 2017, on its first notice to convene, and November 27, 2017, on its second notice to convene, at Riocentro. The Judicial Reorganization Court approved this request on the same day, seconding the favorable opinions of the judicial administrator and the Rio de Janeiro State’s Public Prosecution Office.

On October 10, 2017, the majority of the members of the Company’s Board of Directors approved the new version of the JRP.

On October 11, 2017, the RJ Debtors filed a new, joint version of the JRP with the Judicial Reorganization Court, to be reviewed and approved at the CGM on the dates referred to above, as well as the report of the independent appraiser.

On October 20, 2017, in response to the requests made by certain creditors, the Judicial Reorganization Court determined the postponement of the GCM for November 6, 2017, on its first notice to convene, and November 27, 2017, on its second notice to convene.

In compliance with the provisions of Article 36 of Law 11101/2005, the Judicial Reorganization Court, in response to a request from the Judicial Administrator, determined the postponement of the CGM date, firstly scheduled for November 6, 2017, on its first notice to convene, for November 10, 2017, and maintained November 27, 2017 to hold the CGM, on its second notice to convene.

On November 9, 2017, in response to the new requests made by certain creditors, the Judicial Reorganization Court determined once again the postponement of the CGM to December 7, 2017, on its first notice to convene, which may continue on December 8, 2017, if necessary, and February 1, 2018, on its second notice to convene, which may continue on February 2, 2018, if necessary.

Again, on November 29, 2017, the Judicial Reorganization Court determined once again the postponement of the CGM to December 19, 2017, on its first notice to convene, which may continue on December 20, 2017, if necessary, and February 1, 2018, on its second notice to convene, which may continue on February 2, 2018, if necessary.

On December 19, 2017, after confirming that the required quorum of classes I, II, III, and IV creditors was in attendance, the CGM was held and the JRP was approved by a vast majority of creditors on December 20, 2017.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On January 8, 2018, the Judicial Reorganization Court issued a decision that ratifies the JRP and grants the judicial reorganization to the Oi Companies. Said decision was published on February 5, 2018, initiating the period for the creditors of the RJ Debtors to elect one of the payment options to recover their claims, as provided for in the JRP, which ended on February 26, 2018, except for bondholders, whose deadline was extended to March 8, 2018, as decided by the Judicial Reorganization Court on February 26, 2018.

In the course of the preparation of the JRP, the Company assessed a significant set of scenarios and forecasts for the evolution of its operations and financial, and conducted discussions with creditors and partners affected by the JRP. This preparatory work was in line with the complexity and sheer size of the Company’s business, the existing high number of operating and financial processes and controls with an impact on the assumptions used by Management, and the volume and diversity of the information used.

The Company’s management identified, during the preparation of the JRP, that there were weaknesses in some of these processes and controls and an opportunity to obtain further information from the entities involved in the process.

In light of the identification of weaknesses in controls, the Company’s management immediately took the necessary actions to measure possible impacts of the JRP on cash flows and the Company’s historic financial statements, namely with regard to the realizable value of assets. In a short period of time, Management initiated the procedures aimed at identifying the root cause of the weaknesses, the design, and the implementation, within a short and, appropriate time horizon, of new and improved controls. Finally, this work allowed Management to conclude that there should not be any impact on the Judicial Reorganization Plan’s Cash Flows and make the corresponding corrections of accounting errors (Note 2).

The prepetition liabilities subjected to compromise will be recovered by the creditors in accordance with the JRP approved at the CGM on December 19 and 20, 2017 and ratified by the Judicial Administrator Court on January 8, 2018, which was submitted on December 22, 2017 by the Trustee, in the records of digital case No. 0203711-65.2016.8.19.0001, available for consultation on the Company’s website (www.recjud.com.br) and the Court of Justice’s website (www.tjrj.jus.br). :

Creditors Settlement Program

On June 23, 2017, the Company disclosed a Notice to the Market informing that, as authorized by the Judicial Reorganization Court, the Company was going to initiate a program to enter into settlements with the Oi Companies’ creditors listed in the Judicial Administrator’s List of Creditors, published on May 29, 2017 (“Oi Creditor” and “Creditors Settlement Program” or “Program”, respectively), and creditors could join the program via the website www.credor.oi.com.br.

The Creditors Settlement Program was applicable for creditors with claims amounting to R$50,000 or lower, and allowed the prepayment of 90% of the claim on the acceptance of the creditor and the remaining 10% of the claim after the approval of the JRP, to be paid under the terms and conditions of the Creditors Settlement Program. A Oi Creditor whose claim was higher than R$50,000 would be

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

entitled to join the Creditors Settlement Program, in which case they would receive a R$50,000 prepayment, upon acceptance by such Oi Creditor of the settlement under the terms and conditions set out in the Creditors Settlement Program and the exceeding amount will be paid as set out in the Plan. The Creditors Settlement Program benefited the participating Oi Creditors as it allowed for the prepayment of part of the amount under the Program.

The Program was temporarily suspended by force of a judicial decision but on August 29, 2017 the Rio de Janeiro State Court of Justice overturned this decision and upheld the validity of the Creditors Settlement Program. Accordingly, the Creditors Settlement Program was implemented as from this date, and ended in December 8, 2017.

Approximately 35,000 creditors jointed the Creditors Settlement Program, of which about 30,000 in Brazil and 5,000 in Portugal, and approximately R$360 million were made available for the prepayment of the settlements entered into under the Program.

Pre-petition Claims, Regulatory Agencies

The Company has reported that it has knowledge of regulatory punitive administrative proceedings and lawsuits that could amount to approximately R$14.5 billion as at June 30, 2016, including fines imposed, expected fines to be imposed and corresponding inflation adjustments. The Company disagrees and is challenging a material portion of the noncompliance events pointed out by ANATEL and it is also challenging the disproportionateness of the punitive actions taken, emphasizing their unreasonableness.

It is worth noting that in the context of the judicial reorganization of the Oi Companies, ANATEL challenged, amongst others, the decision that approved the processing of the judicial reorganization, as well as the beginning of a mediation proceeding between the RJ Debtors and itself, by filing bills of review No. 0043065-84.2016.8.19.0000 and No. 0060963-13.2016.8.19.0000. As for bill of review No. 0043065-84.2016.8.19.0000, filed against the decision that approved the processing of the judicial reorganization, this appeal found that ANATEL’s credits are subject to the reorganization. The interlocutory appeal filed against the mediation proceeding between the RJ Debtors and ANATEL is still pending trial. Notwithstanding, in light of the lack of interest of ANATEL in this mediation proceeding, on February 26, 2018 the 7th Corporate Court of the Rio de Janeiro State Court of Justice issued a decision where it rules the suspension of the mediation proceeding between ANATEL and the Company.

It is worth noting that ANATEL also challenged the submission of its claims to the judicial reorganization proceeding, by filing interlocutory appeal No. 0057446-63.2017.8.19.0000 against the decision issued on its claim Challenge case, in which the Judicial Reorganization Court reaffirms the understanding on the pre-petition nature of the regulator’s nontax claims. In his judgment of the advanced relief request filed by ANATEL, State Justice Cezar Augusto Rodrigues Costa, reporting judge at the time, decided to maintain such claims under the Judicial Reorganization Court and granted partial suspensory effect to determine the exclusion of possible tax claims assigned to ANATEL, as well as the statutory charges arising on their collection and the related punitive fines for tax infractions. Currently, the Company is awaiting a decision on the Interlocutory appeal filed

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

by ANATEL against this decision and the judgment of the appeal merits by the 8th Civil Court. In addition Justice Marco Buzzi, from the Superior Court of Justice decided, in the context of Conflict of Competence No. 154.977/RJ, based on the opinion of the Federal Public Prosecution Office, to acknowledge that the submission of ANATEL claims must be discussed in the context of the Judicial Reorganization, using the appropriate appeal.

In addition to the appeals referred to above, ANATEL filed interlocutory appeal No. 0048971-21.2017.8.19.0000 against the decision issued on its objection to the judicial reorganization plan without judgment on the objection’s merits. As a result of this appeal, the requested suspensory effect was partially upheld by State Justice Cezar Augusto, from the 8th Civil Chamber of the Rio de Janeiro State Court of Justice, by suspending the enforcement of Clauses 4.3.2.8 and Sub-clauses 4.3.2.8.1 and 4.3.2.8.2 of the JRP that had been filed by the RJ Debtors in what they concern ANATEL. Said clauses address the payment of ANATEL’s pre-petition claims and the initiation of the mediation between the RJ Debtors and ANATEL. Oi, however, changed the terms of the JRP, which maintains the treatment of ANATEL claims as pre-petition claims and was approved by a vast majority of creditors at the Creditors’ General Meeting on December 19 and 20, 2017, and ratified by the 7th Corporate Court of the Rio de Janeiro State Court of Justice on January 8, 2018.

ANATEL also filed interlocutory appeal No. 0055283-13.2017.8.19.0000 against the decision issued within the judicial reorganization’s court records, which permitted holding a Creditors’ General Meeting without granting the request made by ANATEL to exclude all its claims. The appeal was not accepted and the Company is currently awaiting the 8th Civil Court’s decision on the interlocutory appeal filed by ANATEL.

The JRP submitted to and approved at the CGM on December 20, 2017, which was ratified by the Judicial Reorganization Court on January 8, 2018, lays down the payment method Pre-petition Claims, Regulatory Agencies, which include ANATEL’s non-tax claims amounting to approximately R$14.5 billion as of June 30, 2016:

(i)

Payment of nontax pre-petition claims that are under the jurisdiction of the Federal Attorney General’s Office (AGU) in two hundred forty (240) installments, commencing June 30, 2018, as follows: (i) from the 1st to the 60th installment: 0.160%; (ii) from the 61st to the 120th installment: 0.330%; (iii) from the 121st to the 180th installment: 0.500%; (iv) from the 181st to the 239th installment: 0.660%; and (v) 240th installment: the outstanding balance. The first installments shall be fully paid by cashing amounts initially deposited in courts as collateral of these claims, to be supplemented, if necessary, in cash. Beginning in the subsequent month, Oi shall pay the other installments in cash. As from the second installment, the monthly installments shall be adjusted for inflation using the SELIC (Central Bank’s policy rate);

Because the other nontax pre-petition claims of regulatory agencies challenged at the administrative level are illiquid up to this date, they shall be paid as laid down in Clause 4.3.6 of the JRP, general payment method of unsecure claims.

The Plan also provides for the possibility of the Company adopting a general statutory rule to be published in the future in order to regulate the non-tax claims of regulatory agencies subject to the Judicial Reorganization.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Note, however, that ANATEL filed interlocutory appeal No. 001068-32.2018.8.19.0000 against the decision that ratified the judicial reorganization plan, alleging the invalidity of Clause No. 4.3.4, which sets the method for settlement of ANATEL’s claims. This appeal is pending trial.

Accordingly, the court decisions in effect establish that ANATEL’s non-tax claims against the Oi Companies are subject to the judicial reorganization proceeding and shall be paid as provide for by Pre-petition Claims, Regulatory Agencies (Clause 4.3.4 of the approved and ratified Judicial Reorganization Plan), as decided by the Oi Group’s creditors at the CGM, and decided by the Judicial Reorganization Court, pursuant to Law 11101/2005.

Payment proposals in the JRP approved at the CGM on December 20, 2017 and ratified by the Judicial Reorganization Court on January 8, 2018

The Oi Group’s creditors shall become creditors of the debt(s) issued by the RJ Debtor that was their original debtor.

Plan for Creditors (Note 28)

This section presents a summarized version of the key terms of the repayment Plan to Oi Group Creditors, including certain information on the financial terms and conditions included in the JRP.

Note that, as defined in Appendix 1.1 to the JRP, the publication date of the Judicial Reorganization Court’s decision ratifying the JRP, i.e., the lower court decision granting the judicial reorganization, against which no appeal with a suspensory effect is upheld, which is January 8, 2018, published on the Official Gazette on February 5, 2018, is taken into consideration for purposes of the way the time limit in the payment terms is counted.

Class I – Labor Claims

The payment of Labor Claims is described below:

General rule: labor claims shall be paid in five (5) equal monthly installments, with a 180-day grace period after the Court Ratification of the Plan. Labor claims not yet acknowledged shall be paid in five (5) equal monthly installments, with a six-month grace period after a final, unappeasable court on the amount due decision is issued.

Labor Claims that are collateralized by judicial deposits:

•	Shall be paid through the immediate withdrawal of the amount deposited in court.

•

If the deposited amount is lower than the debt listed by the Oi Companies, the deposit shall be used to pay part of the debt and the outstanding balance shall be paid after a decision is issued by the Court that ratifies the amount due in five (5) equal monthly installments, with a 180-day grace period from the Court Ratification of the Plan. If the deposit is higher than the debt, the Oi Companies shall withdraw the difference.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Labor Claims not collateralized by judicial deposits shall be paid via judicial deposits attached to the court records of the related case.

Fundação Atlântico (pension fund) claims:

•	Payable in six (6) annual, equal installments, with a five-year grace period as from the Court Ratification of the Plan.

•

Interest/inflation adjustment: five-year grace period for interest. National Consumer Price Index (INPC) + 5.5% per year, levied as from the Court Ratification of the Plan, annually accrued during the grace period and payable annually, as from the sixth year, together with the principal installments.

Class II – Collateralized Payables

Class 2 claims shall be paid as follows:

Each creditor shall receive the original debt amount, as disclosed in the List of Creditors, adjusted by the interest/inflation adjustment rate, as follows:

Principal shall be repaid as follows:

•	72-month grace period for principal as from the Court Ratification date of the Judicial Reorganization Plan;

•	Principal shall be repaid in 108 monthly installments, as described in the table below:

Months	Percentage of the amount to be repaid per month
0 a 72nd	0.0%
73rd to 132nd	0.33%
133rd to 179th	1.67%
180th	1.71%

•	Four-year grace period on interest.

Interest: Long-term Interest Rate, released by the Central Bank, plus spread of 2.946372%, where the interest levied in the first four (4) years shall not be paid and shall be accrued annually and added to the principal.

Classes III and IV – Unsecured Creditors and MBOs/SBs

The payment proposal for claims of Unsecured Creditors and Micro-business Owners (“MBOs”) and Small Businesses (“SBs”) is described below, according to the thresholds established in the JRP:

Linear payment to Unsecured Creditors:

•

Linear payment to Unsecured Creditors: Unsecured Creditors’ and MEs/EPPs’ claims of amounting up to R$1,000 were paid in a single installment within 20 business days after the Court Ratification of the Plan.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•

Unsecured Creditors and MEs/EPPs with claims above R$1,000 can elect to receive their claims in a single installment, providing that they agree to receive only R$1,000 as the full payment of their claims an related costs, payable within 20 business days after the end of the period to elect the payment option.

Unsecured Creditors with Judicial Deposits: Class 3 and 4 claims held by Unsecured Creditors shall be paid after the withdrawal of the judicial deposits, using the following discount percentages:

Claim Amount Interval	Discount %
Up to R$1,000.00	0%
R$1,000.01 to R$5,000.00	15%
R$5,000.01 to R$10,000.00	20%
R$10,000.01 to R$150,000.00	30%
Over R$150,000.00	50%

•	Shall be paid through the withdrawal of the deposited amount;

•

If the deposit is lower than the debt (after the discount above, as applicable), the deposit shall be used to pay part of the debt and the outstanding balance shall be paid after a decision issued by the competent court that ratifies the amount due according to the General Payment Method described below;

•	If the deposit is higher than the debt (calculated after the discount above, as applicable), The Oi Companies shall withdraw the difference.

Unsecured Creditors and MEs/EPPs that are not paid as provided for above can opt for payments using one of the method described below, limited to a maximum amount per offer.

Restructuring Option 1:

•

Part of Classes 3 and 4 claims shall be denominated in Brazilian reais by the amount of Classes 3 and 4 Creditors that elected this option, up to a ceiling of R$10,000,000,000; these Creditors can elect one of the following methods: (i) claim restructuring; (ii) private debentures, or (iii) public debentures.

•	Part of Classes 3 and 4 claims shall be denominated in US dollars by the amount claimed of Classes 3 and 4 Creditors that elected this option, up to a maximum of US$1,150,000,000.

•	60-month grace period on principal;

•	Principal shall be repaid in 24 semiannual, successive installments, as shown in the table below:

Six-month periods	Percentage of the amount to be repaid per six-month period
0 to 10th	0.0%
11th to 20th	2.0%
21st to 33rd	5.7%
34th	5.9%

•

The interest rate shall be (i) an annual rate equivalent to 80% of the interbank deposit rate (CDI) for claims denominated in Brazilian reais and (ii) 1.75% per year for claims denominated in US dollars; interest shall be annually accrued to the principal and paid semiannually as from the 66th month after the Ratification of the Judicial Reorganization Plan;

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	Once this offer’s maximum amounts are reached, the outstanding balances of the claims payable under this offer shall be paid according to the General Payment Method described below.

Restructuring Option 2:

•

The claims of the Creditors that elect this payment method shall be restructured in US dollars within up to six (6) months after the Court Ratification of the Plan, limited to a maximum of US$850,000,000.

•	60-month grace period on principal;

•	Principal shall be repaid in 24 semiannual, successive installments, as shown in the table below:

Six-month periods	Percentage of the amount to be repaid per six-month period
0 to 10th	0.0%
11th to 20th	2.0%
21st to 33rd	5.7%
34th	5.9%

•	Interest of 1.25% per year, annually accrued to the principal and paid semiannually as from the 66th month after the Ratification of the Judicial Reorganization Plan, where:

•

During the principal grace period, 10% of total interest shall be paid semiannually, while the remaining 90% shall be accrued to the principal annually. After this period, 100% of total interest shall be paid semiannually.

•	Once this offer’s maximum amounts are reached, the outstanding balances of the claims payable under this offer shall be paid according to the General Payment Method described below.

•	The creditors’ rights granted under this offer can only be assigned with the prior consent of Oi.

Bond restructuring Option 3:

Restructuring of unqualified bonds:

•	This offer is available only to bondholders with claims up to US$750,000, and it is limited to a maximum of US$500,000,000.

•	50% discounts, firstly applied to interest and subsequently to principal.

•	Grace period on principal: six years as from the Ratification of the Plan.

•

Principal shall be equivalent to 50% of the unqualified bondholders’ claims, capped at US$250,000,000, and shall be repaid in twelve (12) semiannual, successive installments, as shown in the table below:

Six-month periods	percentage of the amount to be repaid per six-month period
0 to 12th	0.0%
13th to 18th	4.0%
19th to 23rd	12.66%
24th	12.70%

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	Interest: 6% per year in US dollars, annually accrued to the principal as from the 78th month after the Court Ratification of the Plan.

Restructuring of qualified bonds:

•	This offer is available only to bondholders with claims in excess of US$750,000, which will receive the following:

•	Common shares issued by Oi and currently held by PTIF;

•	New notes;

•	New I Common Shares; and

•	Subscription Warrants

•	Exchange ratios: for each US$664,573.98:

•	9,137 common shares issued by Oi and currently held by PTIF;

•	New Notes, issued at the overall price of US$145,262, which consists of a par value of US$130,000 and an issue premium of US$15,262;

•	119,017 New I Common Shares;

•	9,155 Subscription Warrants.

Note: the exchange ratios assume that the number of Oi common shares and Oi preferred shares is 825,760,902.

•	The New Notes shall be issued in US$1,000 multiples and shall have a maximum par value of R$6,300,000,000, equivalent to a maximum par value of US$1,918,100,167.

•	Maturity: 7th year after its issue date.

•	Principal: shall be repaid in a bullet payment maturing on the 84th month after its issue date;

•	Interest: can be paid under one of the following two methods:

•	10% per year, paid semiannually; or

•

During the first three (3) years as from the plan’s ratification, 12% interest paid semiannually, of which 8% of the annual interest paid is in cash semiannually and 4% compounded semiannually and paid in the 36th month after the issue date of the New Notes, and beginning in the 4th year when annual 10% interest in being charged, paid semiannually.

•	The New I Common Shares shall be due as a result of the capital increase, through the capitalization of the claims:

•	Up to 1,756,054,163 New I Common Shares shall be issued with par value ranging from R$6.70 to R$7 to a total ranging from R$11,756,562,892.10 to R$12,292,379,141.

•	Subscription warrants: Oi shall issue up to 135,081,089 subscription warrants.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Restructuring Option 4: General Payment Method

This offer applies to creditors that do not meet the terms and conditions of the previous offers or if the offers highlighted above exceed their maximum amounts and the creditor still holds an outstanding balance.

•	Principal shall be repaid in five (5) equal annual, successive installments after the 20-year grace period.

•	Interest/inflation adjustment:

•

Interest equivalent to TR, a benchmark rate, per year in the case of unsecure claims whose holders elect to receive payment for their claims in Brazilian reais; this interest shall be levied as from the Court Ratification of the Plan, and total interest and inflation adjustment accrued in the period shall be paid only and together with the last principal installment.

•	No interest, in the case of unsecured claims whose holders elect to receive payment for their claims in US dollars.

•	The Company shall have an early repayment option consisting of the payment of 15% of principal and accrued interest.

•	Payment maximum: R$70,000,000,000, minus the amount of pre-petition claims that are restructured under the other offers of the Plan.

Restructuring Option 5: Strategic Supplier Creditors

•

The claims of Strategic Supplier Creditors, suppliers of goods and/or services that kept the terms and conditions practiced prior to the filing of the Judicial Reorganization Plan, that do not arise from loans or financing facilities granted to the Oi Companies, shall be paid, up to a maximum of R$150,000, within up to 20 business days after the end of the period to elect the payment option.

If these suppliers have claims in excess of R$150,000, they shall receive the outstanding amount minus a 10% discount in four (4) equal annual, successive installments, plus (i) TR + 0.5% in the case of real-denominated claims and (ii) 0.5% per year in the case of US dollar- or euro-denominated claims.

Claims of related parties

Claims that refer to intragroup loans among the RJ Debtors, by using cash generated by transactions conducted in the international market by the RJ Debtors, shall be paid as described below:

•	Principal shall be repaid beginning on the 20th year after the settlement of the General Payment Method claims. Principal shall be repaid in five (5) equal annual, successive installments.

•

Interest/inflation adjustment: TR for real-denominated intragroup claims 0.5%, levied as from the Court Ratification of the Plan. Total interest and inflation adjustment accrued in the period shall be paid only and together with the last principal installment. No interest, in the case of dollar- or euro-denominated intragroup claims.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Oi Companies may mutually agree an alternative method for the settlement of intragroup claims, under the originally agreed terms and conditions, including, but not limited to, by netting their payables and receivables, as provided for by the law.

Cash Sweep

Unsecured Creditors, MEs/EPPs, and Secured Creditors can accelerate the receipt of their claims against the Oi Companies with the cash sweep, which shall be proportionally distributed among the claims, under the following terms:

•	In the first five (5) years after the Court Ratification of the Plan, the Oi Companies shall assign the equivalent to 100% of the net revenue from the sale of assets that exceeds US$200 million.

•	Beginning on the 6th year after the Court Ratification of the Plan, the Oi Companies shall assign the equivalent to 70% of its Cash Balance that exceeds the Minimum Cash Balance.

•	The Minimum Cash Balance is defined as the higher of:

(i)	25% of the aggregate of prior year’s OPEX and CAPEX; or

(ii)	R$5 billion.

•	Additionally, any funds originating from a capital increase shall be added to the calculation of the Minimum Cash Balance.

Capital Increases – New Funds

Pursuant to the shareholders’ right of first refusal and in accordance with the conditions precedent described in next topic, the Company is required to make a Capital Increase – New Funds totaling R$4,000,000,000.

In accordance with the JRP approved in December 20, 2017 the Issue Price of the New II Common Shares shall be calculated by dividing R$3,000,000,000 by the number of Oi shares outstanding on the business day immediately prior to the capital increase.

A Commitment Fee of 8% in US dollars or 10% in Company shares shall be due to the investors identified in the Backstop Agreement that have committed to promptly provide or obtain firm commitments for the full subscription of the capital increase, as established in said Backstop Agreement. Certain aspects related to the Backstop Agreement can be changed as a result of the decision that ratified the judicial reorganization plan, against which motions for clarification were filed, notably due to the extension of the of the commitment premium to other similar creditors that are subject to the same conditions of the investors who are identified in the Backstop Agreement that has been determined.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Further Obligations and other relevant situations:

Restriction to Dividend Payments: The Oi Companies shall be restricted from declaring or paying any dividends, return on capital, or make any other payment or distribution on (or relating to) its own shares (including any payment relating to any merger or consolidation involving any RJ Debtors), except as otherwise provided for in the Plan.

The RJ Debtors shall only distribute dividends to their shareholders as follows: (i) up to the sixth anniversary of the Court Ratification of Plan, as applicable, the RJ Debtors shall not pay any dividends; and (ii) after the sixth anniversary of the Court Ratification of Plan, as applicable, the RJ Debtors shall be authorized to pay dividends if, and only if, the Company’s net debt-to-EBITDA ratio is two (2) or lower, after the end of the relevant financial year.

Suspension of the Obligations: Beginning on the day of a Suspension of Obligations Event and ending on a Reversal Date (as defined below) (“Suspension Period”) with regard to the Pre-petition Claims, the following obligations shall no longer apply to the Pre-petition Claims to be restructured and paid under the Judicial Reorganization Plan (for purposes of this Clause, “Suspended Obligations”):

•	Annual early redemption with Surplus Cash Generation;

•	Restriction to Dividend Payments.

The RJ Debtors shall be fully exempt from liabilities resulting from any actions taken or events incurred during the Suspension Period or, also, any contractual obligation prior to a Reversal Date (as if, in this period of time, these actions, events, or contractual obligations were allowed).

At any time, if two (2) credit rating agencies rate Oi with an investment grade and no noncompliance occurs, the obligations listed above shall be suspended (“Obligation Suspension Event”). If on any subsequent date (“Reversal Date”), one (1) or both rating agencies cancel the investment grade or downgrade Oi below the investment grade, the suspended obligations shall be reinstated.

Conditions Precedent. The JRP, in the Appendix to Clause 4.3.3.5, provides for a set of resolution and suspensory conditions precedent that need to be checked or formally and expressly waived by the qualified unsecured creditors until the actual conversion of the claims in Company securities. As at December 31, 2017 Management is not aware of any events of noncompliance with these conditions.

Sale of Capital Assets. The JRP, in the Appendix to Clause 3.1.3, lists a set of capital assets that Management may sell in order to raise additional funds. The Company’s management has been undertaking efforts to sell some financial investments, having not yet completed any transaction.

Corporate Restructuring activities. The JRP, in the Appendix to Clause 7.1., lists a set of corporate transactions that Management may implement to optimize and increase the Company’s results, contributing to the compliance with the JRP obligations. The merger of Oi Internet with and into Oi Móvel was completed on March 1, 2018.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Liabilities subject to compromise (Note 28)

As a result of the filing of the Bankruptcy Petitions, the company has applied the FASB Accounting Standards Codification (“ASC”) 852 Reorganizations in preparing its consolidated financial statements. ASC 852 requires that financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, realized gains and losses and provisions for losses that are realized or incurred in the judicial reorganization proceedings have been recorded in a reorganization line item in its consolidated statements of operations. In addition, the prepetition obligations that may be impacted by the judicial reorganization proceedings have been classified on the balance sheet as liabilities subject to compromise. These liabilities are reported as the amounts expected to be allowed by the Judicial Reorganization Court, even if they may be settled for lesser amounts.

In connection with an emergence from the Judicial Reorganization Cases, the Company may be required to adopt fresh start accounting, upon which the Company’s assets and liabilities will be recorded at their fair value. The fair values of the Company’s assets and liabilities as of that date may differ materially from the recorded values of its assets and liabilities as reflected in its historical consolidated financial statements. In addition, the Company’s adoption of fresh start accounting may materially affect its results of operations following the fresh start reporting dates as the Company may have a new basis in its assets and liabilities. Consequently, the Company’s financial statements may not be comparable with the financial statements prior to that date and the historical financial statements may not be reliable indicators of its financial condition and results of operations for any period after it adopts fresh start accounting. The Company is in the process of evaluating the potential impact of the fresh start accounting on its consolidated financial statements, which is not possible to conclude at the moment due to the pending swap of claims by equity, necessary for the conclusion of the mentioned fresh start accounting.

Summary of acquisitions, corporate restructuring and divestures

Company’s capital increase through the contribution by Pharol (formerly Portugal Telecom, SGPS, S.A., “Pharol”) of all PT Portugal shares.

As mentioned below, as part of the business combination, a capital increase of the Company was approved, which was partially paid-in through the contribution, by Pharol, of all the shares issued by PT Portugal SGPS, S.A. (“PT Portugal”).

Pursuant to the Definitive Agreements executed on February 19, 2014, which described the steps necessary to implement this Transaction, the Company’s Board of Directors decided at the meetings held on April 28 and 30, 2014, to increase capital by R$13,217,865 through a public distribution of Company common and preferred shares, with the issue of 2,142,279,524 common shares, including 396,589,982 common shares in the form of American Depositary Shares (“ADSs”), and 4,284,559,049 preferred shares, including 828,881,795 preferred shares in the form of ADSs.

On May 5, 2014, Banco BTG Pactual S.A., as Public Offering Stabilizing Underwriter, exercised, part of the distribution option for 120,265,046 Oi common shares and 240,530,092 Oi preferred shares (“Overallotment Shares”), amounting to R$742,035. As a result, on said date the Company capital increased to R$21,431,109.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The shares were issued at the price of R$2.17 per common share and R$2.00 per preferred share. The common shares in the form of ADSs (“ADSs ON”, each representing one common share) were issued at the price of US$0.970 per ADS ON, and the preferred shares in the form of ADSs (“ADSs PN”, each representing one preferred share) were issued at the price of US$0.894 per ADS PN.

Finally, the issued shares were paid in (i) in assets, by Pharol through the contribution to the Company of all PT Portugal SGPS, S.A. (“PT Portugal”) shares, which held all the (i.a) operating assets of Pharol amounting to R$30,299 (mostly represented by available-for-sale securities, tangible and intangible assets), except its direct or indirect interests in the Company and in Contax Participações S.A., and (i.b) liabilities of Pharol at the contribution date amounting to R$33,115 (mostly represented by non-current debt), as determined in the Valuation Report prepared by Banco Santander (Brasil) S.A. (“PT Assets”), approved at the Company’s Shareholders’ Meeting held on March 27, 2014; and (ii) cash, on the subscription date, in local legal tender amounting to R$8.25 billion. Accordingly, the Company’s capital increase totaled the gross amount of R$13.96 billion, including PT’s assets valued at R$5.71 billion.

Sale of PT Portugal Shares

The sale of all the shares of PT Portugal to Altice Portugal S.A. (“Altice”), involving basically the operations of PT Portugal in Portugal and in Hungary, was completed on June 2, 2015 (see note 27 for financial impacts). After this sale, the Company retained its stakes in the following former PT Group subsidiaries:

(i)

100% of the shares of PT Participações SGPS, S.A. (“PT Participações”), holding of the operations in Africa, through Africatel Holdings BV (“Africatel”), and Timor, through Timor Telecom, S.A. (“Timor Telecom”);

(ii)	100% of the shares of Portugal Telecom International Finance B.V. (“PTIF”), CVTEL B.V. (“CVTEL”), and Carrigans Finance S.à.r.l. (“Carrigans”).

Corporate reorganization

On March 31, 2015, the shareholders of TmarPart acting at a pre-meeting of the shareholders of TmarPart (1) unanimously approved the adoption of an alternative share structure, after analyzing options and taking into consideration the obstacles to the completion of the previously announced merger of shares of Oi and TmarPart, and (2) authorized the managements of TmarPart and Oi to begin taking the applicable steps to implement the alternative share structure. The alternative share structure was intended to achieve many of the primary purposes of the merger of shares of Oi and TmarPart, including the adoption by the company of the best corporate governance practices required by BM&FBovespa’s Novo Mercado segment and the elimination of the control of Oi through the various shareholders’ agreements governing Oi, while maintaining the goal of implementing a transaction that would result in the listing of the shares of Oi on the Novo Mercado.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The implementation of the alternative share structure consisted of the corporate ownership simplification transactions (described below), the adoption of new by-laws of the Company, the election of a new board of directors of the Company, and a voluntary share exchange through which holders of the Company’s preferred shares were entitled to exchange their preferred shares for the Company’s common shares (“voluntary convertion”).

On September 1, 2015, the Company and several of its direct and indirect shareholders undertook the following transactions, which refer to collectively as the corporate ownership simplification transactions:

•	AG Telecom merged with and into PASA;

•	LF Tel merged with and into EDSP;

•	PASA and EDSP merged with and into Bratel Brasil;

•	Valverde merged with and into TmarPart;

•	Venus RJ Participações S.A., Sayed RJ Participações S.A. and PTB2 S.A. merged with and into Bratel Brasil;

•	Bratel Brasil merged with and into TmarPart; and

•	TmarPart merged with and into the Company.

In connection with these transactions, all of the shareholders agreements to which the Company was an intervening party and through which the direct and indirect shareholders of TmarPart had rights to influence the Company’s management and operations were terminated. In the merger of TmarPart with and into Oi, the net assets of TmarPart, in the amount of R$122,412 was merged into the shareholders’ equity of Oi and as a result of the merger, TmarPart ceased to exist. The merger of TmarPart with and into Oi also resulted in the recognition its shareholders’ equity of a tax benefit related to the step up of goodwill tax basis in the amount of R$982,768 with a corresponding valuation allowance by the same amount derived from the acquisition of equity interest in TmarPart recorded by Bratel Brasil, AG Telecom, LF Tel, in accordance with applicable Brazilian law. This tax benefit was recorded directly in equity as it was a transaction among and with shareholders’ of Oi.

In the merger of TmarPart with and into Oi, shareholders of TmarPart received the same number of shares of Oi as were held by TmarPart immediately prior to the merger of TmarPart with and into Oi in proportion to their holdings in TmarPart. No withdrawal rights for the holders of shares of Oi were available in connection with the merger of TmarPart with and into Oi.

At an extraordinary shareholders meeting of the Company held on September 1, 2015, the shareholders (1) adopted amended by-laws of the Company that were intended to increase the corporate governance standards applicable to the Company as well as to limit the voting rights of holders of a large concentration of common shares, and (2) elected a new board of directors with terms of office until the shareholders’ meeting that approves the financial statements for the year ending December 31, 2017.

With regard to the Voluntary Conversion, a total of 314,250,655 Oi preferred shares, or 66.84% of total preferred shares ex-treasury, were offered for conversion by their holders, attaining the minimum acceptance threshold of 2/3 of the holders of preferred shares ex-treasury to which the Voluntary Conversion was subject, was reached.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company’s Board of Directors ratified the voluntary conversion, accepted the conversion requests filed by the holders of Preferred ADSs, and approved the summon of the Extraordinary Shareholders’ Meeting to reflect the new share structure, as a result of the Voluntary Conversion, in the Company’s Bylaws.

2.       SIGNIFICANT ACCOUNTING POLICIES

The accounting policies detailed below have been consistently applied in all periods presented in this consolidated financial statements.

Basis of presentation and going concern assumption

These consolidated financial statements have been prepared according to United States Generally Accepted Accounting Principles (“US GAAP”), which have been prepared under the assumption that the Company will continue as a going concern.

In August 2014, the FASB issued an accounting standards update which requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. This update was effective for the Company’s annual periods starting ended December 31, 2016. The Company’s assessment of the ability to continue as a going concern is further discussed below. The adoption of the new standard did not have a material impact on the Company’s consolidated financial position, results of operations, cash flows or disclosures

The Company’s current financial situation is a result of several factors. The retention of a large amount of funds in judicial deposits related with discussions within the regulatory, labor, tax, and civil scope, with immediate impact on the liquidity position of Oi Companies, as well as with the imposition of high administrative fines, particularly by ANATEL, has contributed to the worsening financial situation.

The change in the standards of consumption of telecommunication services, due to the technological evolution, worsened this scenario of financial difficulties even more. With the mass supply of mobile telephony, cable TV and Internet services, the attractiveness of fixed telephony services was reduced, which resulted in a decrease in the base of subscribers of Oi Companies in this segment.

Notwithstanding the foregoing, the level of the objectives and goals associated with the obligations of universalization of fixed telephony services (consolidated in the General Plan of Universalization Goals, as provided for in the General Telecommunications Law) has remained stable since 1998, the year on which the concession agreements in effect were signed. Therefore, within the context of the referred obligations of universalization, Oi Companies finds itself forced to make large investments in certain regions and remote locations, with low demographic density and a low-income population, obtaining, as compensation, a small financial return as compared with the regulatory requirement of these investments.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The costs to obtain funds incurred by Oi Companies – taking into account the high interest rates adopted nationwide, as well as the need for and cost of foreign exchange protection for funds obtained abroad – are higher than the costs to obtain funds incurred by its direct competitors, who are international players, which also contributed to the deterioration of Oi Companies’ financial situation.

It is notable that the Country’s economic scenario has been deteriorating over the past years, thus directly impacting the operations performed by Oi Companies and negatively affecting its liquidity. Moreover, the profile of the market covered by fixed telephony concessionaires competing with the RJ Debtors is more homogeneous and the economic power of their users is materially higher than that of those covered by Oi Companies in its area of activity (larger and more heterogeneous than the area of activity of its competitors).

These events are significant to the financial condition of the company and the combination of these factors prevented compliance with several obligations, primarily those assumed by reason of operations involving financial loans and fund raising through the issuance of bonds and debentures, representatives of the majority of Oi Companies’s current indebtedness, which gave rise to the request for Judicial Reorganization and raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of these financial statements are issued.

On December 20, 2017 the JRP was approved by the Pre-petition Creditors, which was ratified by the Judicial Reorganization Court on January 8, 2018. This ratification decision was issued on February 5, 2018 and, as a result, there was the novation of the pre-petition credits. In the course of 2018 and in accordance with ASC 852, the pre-petition balances must be recalculated pursuant to the terms and conditions of the Judicial Reorganization Plan, in compliance with the actions needed for its implementation. Judicial Reorganization Plan includes:

•

Oi Companies will restructure and equalize its liabilities associated with Pre-Petition Credits and, at the discretion of Oi Companies, with Post-Petition Credits whose holders wish to be subject to the effects of this Plan.

•

The company will employ its best efforts to cancel the respective bonds issued and currently existing, in compliance with the provisions of the applicable legislation to each jurisdiction of the RJ Debtors, and may take all applicable and required measures in any and every applicable jurisdiction, including Brazil, Netherlands, United States of the America and United Kingdom, in order to comply with the respective applicable legislations and implement the measures set forth in this Plan.

•

Oi Companies will dispose of certain assets to provide additional funds. Oi Companies shall increase the capital in four billion Reais (R$ 4,000,000,000), in order to ensure the minimum funds to make the necessary capital expenditures investments and modernization of its infrastructure.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•

Oi Companies will also prospect and adopt measures, including during the Judicial Reorganization, with the purpose of obtaining new funds, through the implementation of eventual capital increases or other manners of raising funds in the capital market.

•

Oi Companies will reorganize its corporate structure, with the purpose of obtaining a more efficient structure that is appropriate to the implementation of the proposals provided for above and/or any other corporate reorganization.

•	After the Judicial Ratification of the Plan, Oi Companies can immediately withdraw the full amount of the Court Deposits that have not been used for payment, as provided for in this Plan.

•	The Oi Companies may institute Mediation / Conciliation / Settlement procedures with its Creditors listed in the List of Creditors.

•

In order to ensure the execution of the measures provided for in the Plan and considering the various interests involved in the Judicial Recovery, the Plan contains transitional corporate governance rules regarding the creation of a Transitional Board of Directors and the formation of a New Board of Directors. To ensure the institutional stability of the Oi Companies and the implementation of the Plan.

•	Perform periodic meetings with the FCC according to the above conditions relating to the plan 07/31/18.

•	Conduct periodic meetings with Bondholders to communicate the evolution of the implementation of the Plan.

Its historical operating results indicate substantial doubt exists related to the Company’s ability to continue as a going concern. It is believed that the actions discussed above are probable of occurring and mitigating the substantial doubt raised by the historical operating results and satisfying the estimated liquidity needs 12 months from the issuance of the financial statements. However, it is not possible to predict, with certainty, the outcome of such actions to generate liquidity, including the availability of additional debt financing, or whether such actions would generate the expected liquidity as currently planned. In addition, the JRP, contains certain limitations on the Company’s ability to sell assets, which could impact its ability to complete asset sale transactions or to use proceeds from those transactions to fund its operations. Therefore, the planned actions take into account the applicable restrictions under the reorganization plan. If the Company continues to experience operating losses, and is not able to generate additional liquidity through the mechanisms described above or through some combination of other actions, while not expected, it may not be able to access additional funds and might need to secure additional sources of funds, which may or may not be available. Additionally, a failure to generate additional liquidity could negatively impact its access to invest in capital expenditures that are important to stay competitive in the relevant industry.

Additionally, the Company’s Board of Directors has a reasonable expectation that the Oi Companies will be able to maintain its usual activities, hoping that the contracts will remain valid and effective throughout the process of implementing the measures approved in the PRJ. Also, an independent appraiser was engaged to issue an economic and financial feasibility valuation report of the Companies Undergoing Reorganization under the JRP, in accordance with Law 11101, of February 9, 2005 that regulates the judicial reorganization. The issued economic and financial feasibility report is attached to the judicial reorganization’s records. The continuity of the Company as a going concern is ultimately depending on the successful outcome of the judicial reorganization and the realization

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

of other forecasts of the Oi Companies. To date, as underpinned in the statement attached to the court of the Judicial Reorganization on April 10, 2018, by qualified bondholders who have already elected to convert their prepetition claims into Company shares, pursuant to Clause 4.3.3.2 of the Judicial Reorganization Plan, not only the Companies Undergoing Reorganization but also some of their key creditors have worked together to satisfactorily comply with all the deadlines, legal requirements, and obligations to which they are subject in the context of the judicial reorganization.

Although, as said, the Oi Companies have fulfilled the obligations established in the Judicial Reorganization proceedings and in the approved PRJ within the established time limits, it is emphasized that these conditions and circumstances indicate the existence of significant uncertainty that may affect the success of the judicial reorganization and cast doubts as to the Oi Companies ability to continue as going concern, including the compliance with the resolution and suspensory conditions precedent included in the PRJ.

Restatement of previously issued financial statements

The Judicial Reorganization proceedings prompted the Company to engage in a detailed analysis on the completeness and the accuracy of judicial deposits and other assets accounting balances of the entities involved in the judicial reorganization. As a result, it was identified weaknesses in some of operational and financial reporting controls and procedures (Note 1).

As a result of the detailed analysis, it was determined the need to restate previously issued financial statements and related disclosures to correct errors. Accordingly, the Company is restating its consolidated financial statements for the year ended December 31, 2015. Restatement adjustments attributable to fiscal year 2014 and previous are reflected as a net adjustment to retained earnings as of January 1, 2015.

Errors detected and correct by the Company are as follows:

(a)	Write-off of judicial deposits and increase of provisions for contingencies

Under the Judicial Reorganization Proceedings (i) the Company had the chance to obtain updated and more detailed information on judicial bank deposits from creditors that were also the depositaries of judicial bank deposits; (ii) due to the digitalization of a higher number of lawsuits the Company was able to use new IT tools to collect updated information from courts of justice’s website related with lawsuits with judicial bank deposits; (iii) the determination of the suspension of court claims resulted in a lower number of new lawsuits against the Company and also prevented new judicial bank deposits, allowing the Company to focus in reconcile amounts deposits recognized in balance sheets and bank statements information.

With all these information it was identified the opportunity to review some of process and controls related with judicial bank deposits. The Company implemented in-house interdisciplinary workgroups and engaged outside independent experts to review the controls related with the reconciliation of accounting information of judicial bank deposits’ balances and the correspondent bank statements obtained and the recalculation of statistical provisions for contingencies.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As a result of the above-mentioned it was identified the need to correct errors related with (i) the judicial bank deposits that were recognized in the balance sheet but were withdrawn in previous years by the plaintiff following unfavorable court decisions, of which the Company was not aware until the time of this work or because not all elements were available at that time; and (ii) the recalculation of the statistical provision for civil and labor contingencies due to updated historical information on unfavorable court decisions (Note 19).

As of January 1, 2015 it was derecognized judicial bank deposits already withdrawn totaling R$3,133 million and increased the provision for contingencies by R$493 million. Net loss for 2015 was increased by R$1,163 million due to the increase on provision for contingencies, the write-off of judicial bank deposits and the correction of the correspondent inflation adjustments.

(b)	Recoverable amount of intragroup balances

During the preparation of the Judicial Reorganization’s list of creditors and due to JRP provision that establishes the rules to recover intercompany claims, the Company performed additional procedures to obtain supporting documentation, reconciled intragroup balances and concluded for need to recognize additional accounts payable and derecognize accounts receivable related with those intragroup balances.

As of January 1, 2015 the Company derecognized accounts receivable totaling R$167 million and increased accounts payables by R$172 million. Net loss for 2015 was decreased by R$ 59 million.

(c)	Recoverable amount of tax credits

The Company concluded that, at December 31, 2015, there was balances related with direct and indirect taxes credits that were expired or did not have adequate supporting documentation to claim their refund from tax authorities.

As of January 1, 2015 the Company derecognized balances of unrecoverable tax credits, recognized under taxes and other assets amounting to R$199 million and R$52 million, respectively.

(d)	Inappropriate estimate of revenue from services rendered and not yet billed to customers

The Company estimates revenue from services provided and not yet billed to customers using the available information provided by the operating systems. It was identified that the most recent operational information available as of January 1, 2015 was not used to estimate the revenue from services rendered and not yet billed to customers as of that date.

As of January 1, 2015 there was a reduction in provision for estimated unbilled revenue in the amount R$191 million.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The following table summarizes the impact of the restatement on previously reported consolidated balance sheet:

The tables below show the effects of the aforementioned adjustments:

	Balances as previously presented at 12/31/2015	Adjustments	As restated balances at 12/31/2015
Current assets	38,214,287	(568,910)	37,645,377
Accounts receivable (b) (d)	8,379,719	(369,914)	8,009,805
Other taxes (c)	922,986	(198,996)	723,990
Other assets	28,911,582		28,911,582
Non-current assets	61,120,312	(4,220,462)	56,899,850
Judicial deposits (a)	13,119,130	(4,165,986)	8,953,144
Other assets (b) (d)	48,001,182	(54,476)	47,946,706

Total assets	99,334,599	(4,789,372)	94,545,227

Current liabilities	25,605,031	536,517	26,141,548
Trade payables (b)	5,035,793	217,590	5,253,383
Provision for contingencies (a)	1,020,994	318,927	1,339,921
Other liabilities	19,548,244	—	19,548,244
Non-current liabilities	57,083,129	303,244	57,386,373
Provision for contingencies (a)	3,413,972	303,244	3,717,216
Other liabilities	53,669,157	—	53,669,157
Shareholders’ equity	16,646,439	(5,629,133)	11,017,306

Total liabilities and shareholders’ equity	99,334,599	(4,789,372)	94,545,227

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian reais - R$, unless otherwise stated)

Restatement adjustments to shareholders’ equity:

(a) Derecognition of judicial deposits and increase of provisions for contingencies	(4,788,157)
(b) Recoverable amount of intragroup balances	(398,738)
(c) Recoverable amount of tax credits	(251,451)
(d) Inappropriate estimate of revenue from services rendered and not billed	(190,787)

Total adjustments to Shareholders’ equity related to the restated	(5,629,133)

Reconciliation of shareholders’ equity:

Originally stated shareholders’ equity at December 31, 2015	16,646,439
Restatement adjustment effect on 2015 net income	(1,222,147)
Restatement adjustment effect on opening balance accumulated losses	(4,406,986)

Shareholders’ equity restated at December 31, 2015	11,017,306

Reconciliation of statement of operations as at December 31, 2015:

	Balances originally stated at 12/31/2015	(a)	(b)	Restated balances at 12/31/2015
Net operating revenue	27,353,765			27,353,765
Cost of sales and/or services	(16,250,083)			(16,250,083)
Gross profit	11,103,682			11,103,682
Operating expenses/income
Share of profits of investees
Selling expenses	(4,719,811)			(4,719,811)
General and administrative expenses	(3,912,178)			(3,912,178)
Other operating income (expenses), net	(1,258,654)	(976,215)	(59,451)	(2,294,320)
Profit (loss) before financial income (expenses) and taxes	1,213,039	(976,215)	(59,451)	177,373
Financial income (expenses)	(6,538,008)	(186,481)		(6,724,489)
Profit (loss) before taxes on income	(5,324,969)	(1,162,696)	(59,451)	(6,547,116)
Income tax and social contribution	(3,379,928)			(3,379,928)
Loss from continuing operations	(8,704,897)	(1,162,696)	(59,451)	(9,927,044)
Loss from discontinuing operations	(867,139)			(867,139)
Loss for the year	(9,572,036)	(1,162,696)	(59,451)	(10,794,183)
Attributable to the Company owner	(9,159,343)	(1,162,696)	(59,451)	(10,381,490)
Attributable to non-controlling interests	(412,693)			(412,693)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of the statement of cash flows as at December 31, 2015:

	Balances originally stated at 12/31/2015	Adjustments	Restated balances at 12/31/2015
Net loss for the year	(9,572,036)	(1,222,147)	(10,794,183)

Discontinued operations, net of tax	867,139		867,139
Adjustments to reconcile net income to cash provided by operating activities
Charges, interest income, and inflation adjustment (a)	6,442,647	(33,936)	6,408,711
Provision for contingencies (a)	566,616	976,215	1,542,831
Other non-cash items	(89,060)	279,867	190,807
Other	245,682	—	245,682
Cash flows from operating activities—continuing operations	(1,539,013)		(1,539,013)
Cash flows from operating activities—discontinued operations	485,342		485,342
Net cash generated (used) by operating activities	(1,053,671)		(1,053,671)
Net cash (used) generated by in investing activities	12,543,019		12,543,019
Net cash used in financing activities	(2,356,686)		(2,356,686)
Foreign exchange differences on cash equivalents	3,316,195		3,316,195
Net (decrease) increase in cash and cash equivalents	12,448,857		12,448,857
Cash and cash equivalents beginning of year	2,449,206		2,449,206
Cash and cash equivalents end of year	14,898,063		14,898,063

There is no impact on operating, investing, and financing activities disclosed in the statements of cash flows for the year ended December 31, 2015.

Use of estimates

In preparing the financial statements in conformity with U.S. Generally Accepted Accounting Principles, the Company’s management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant. The use of estimates and assumptions frequently requires judgments related to matters that are uncertain with respect to the outcomes of transactions and the amount of assets and liabilities. Actual results of operations and the financial position may differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, the valuation of derivatives, the valuation of available-for-sale investment, deferred tax assets, valuation of fixed assets, pension plan, income tax uncertainties and contingencies.

The estimate of the expected amount of the allowed claim is a significant estimate. As the estimation process is inherently uncertain, future actions and decisions by the Judicial Reorganization Court may differ significantly from its own estimate, potentially having material future effects on its financial statements. Furthermore, these liabilities are reported as the amounts expected to be allowed by the Judicial Reorganization Court, even if they may be settled for lesser amounts. There may be significant variation between the settled amount and the expected amount of the allowed claim.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Consolidated Financial Statements

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

The assets and liabilities related to the operations in Africa are stated in a single line item of the balance sheet as held-for-sale assets as a result of Management’s expectation and decision to hold these assets and liabilities for sale. In the statement of operations, however, costs/expenses and revenue/gains are stated under the full consolidation method because these assets do not meet the criteria to be classified as ‘discontinued operation.

New Accounting Standards

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), and has since modified the standard with several ASUs. The standard is effective for the Company, and was adopted on January 1, 2018.

The standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

The guidance permits two methods of adoption, the full retrospective method applying the standard to each prior reporting period presented, or the modified retrospective method with a cumulative effect of initially applying the guidance recognized at the date of initial application. The standard also allows entities to apply certain practical expedients at their discretion. The Company will adopt the standard using the modified retrospective method with a cumulative catch up adjustment and will provide additional disclosures comparing results to previous GAAP in the 2018 consolidated financial statements. The Company plans to apply the new revenue standard only to contracts not completed as of the date of initial application, referred to as open contracts.

The most significant judgments and impacts upon adoption of the standard include the following items: Sales of handheld devices at a discount—The Company offers its customers, who have acquired a given service package or entered into certain mobility contracts, handheld devices at a discount. Since the equipment (cellphone) is not a key condition for the provision of the service and there is no customization by the Company to offer the service using a given device, the Company considers such sale a separate performance obligation. The discount should be allocated to the performance obligations arising on the sale of plans and in a mobility contract (corporate customers) and the revenue from the sale of handheld devices should increase due to the recognition of the revenue from the sale of

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

cellphones at the time the control over the good is transferred to the customer, while the service revenue should be reduced throughout the transfer of the promised service. The total revenue earned throughout the entire service agreement will not change and there will be no change either in the revenue process from customers and the Company’s cash flows.

Revenue from registration/service installation fees—The registration/installation fee collected from customers at the time a contract is nonrefundable and refers to the activity the Company is required to undertake when entering into a contract or a comparable activity required to fulfill such contract, while such activity does not entail the transfer of a good or the service promised to the customer. The fee is an advance payment for future goods or services and, therefore, should be recognized as revenue when such goods or services are supplied. Considering that such fees are a separate performance obligation, revenue must be recognized together with the revenue of said service provision, i.e., it should be deferred and recognized in profit or loss throughout the contract period. As a cumulative effect adjustment to equity net of taxes, it is expected to record deferred revenue of R$138 million upon adoption on January 1, 2018.

Recognition of costs incurred on the performance of a contract—The Company must recognize as an asset the incremental costs with commission incurred to obtain a contract with a customer that are expected to be recovered, and must recognize an impairment loss in profit or loss as the carrying amount of the recognized asset exceed the remaining amount of the consideration the Company expects to receive in exchange for the goods and services to which the asset refers. The Company must recognize in assets certain costs that are currently recognized directly in profit or loss and recognize them on a systematic basis, consistent with the transfer of the goods and services to which the asset refers to the customer. Incremental contract acquisition costs paid on open contracts of approximately R$793 million are expected to be capitalized and subsequently amortized upon adoption on January 1, 2018 as a cumulative effect adjustment to equity, which consists primarily of commissions paid to acquire branded postpaid service contracts. Contract costs capitalized for new contracts will accumulate during 2018 as deferred assets. As a result, it is expected there will be a net benefit to operating income during 2018. As capitalized costs amortize into expense over time the accretive benefit to operating income anticipated in 2018 is expected to moderate in 2019 and become insignificant in 2020 as the timing benefits of deferring these costs dissipate.

The Company is in the process of implementing new revenue accounting systems, processes and internal controls over revenue recognition to assist its in the application of the new standard. The cumulative effect of initially applying the new revenue standard on January 1, 2018 is estimated to be a decrease to Accumulated deficit of approximately R$ 655 million.

Business Combinations—In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations – Simplifying the Accounting for Measurement- Period Adjustments” (ASU 2015-16), which results in the ability to recognize, in current period earnings, any changes in provisional amounts during the measurement period after the closing of an acquisition, instead of restating prior periods for these changes. This standard had no impact on the consolidated balance sheet, or consolidated operating results and cash flows for the years ended.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Leases—In February 2016, the FASB issued ASU 2016-02 which supersedes FASB ASC Topic 840, Leases, and makes other conforming amendments to U.S. GAAP. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right of use asset and lease liability, and additional qualitative and quantitative disclosures. ASU 2016-02 is effective for the Company for annual periods in fiscal years beginning after December 15, 2018, permits early adoption, and mandates a modified retrospective transition method. The Company is required to adopt ASU 2016-02 on January 1, 2019, but is evaluating whether to early adopt the new standard. The Company will adopt the new standard on January 1, 2019, and is currently evaluating the effect that ASU 2016-02 will have on its consolidated financial statements.

Recognition and Measurement of Financial Assets and Financial Liabilities—In January 2016, the FASB issued ASU 2016-01 which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments, except those accounts for under the equity method or those that result in consolidation. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The provisions of ASU 2016-01 are effective for the Company for annual periods in fiscal years beginning after December 15, 2018. The Company will adopt the new standard on January 1, 2019, and is currently evaluating the effect that ASU 2016-01 will have on its consolidated financial statements.

Measurement of Credit Losses on Financial Instruments—In June 2016, the FASB issued ASU 2016-13 which requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective for the Company beginning January 1, 2020 and will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). Early adoption is permitted as of January 1, 2019. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and the timing of adoption.

Classification of Certain Cash Receipts and Cash Payments in the Cash Flow—In August 2016, the FASB issued ASU 2016-15, which provides guidance on how certain cash receipts and payments are presented and classified in the statement of cash flows, including beneficial interests in securitization, which would impact the presentation of the deferred purchase price from sales of receivables. The standard is intended to reduce current diversity in practice. The standard will become effective beginning January 1, 2018 and will require a retrospective approach. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the standard, but expect that it will not have a material impact on the consolidated financial statements.

Accounting for Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory—In October 2016, the FASB issued ASU 2016-16 which requires that the income tax impact of intra-entity sales and transfers of property, except for inventory, be recognized when the transfer occurs. The standard will

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

become effective beginning January 1, 2018 and will require any deferred taxes not yet recognized on intra-entity transfers to be recorded to retained earnings under a modified retrospective approach. Early adoption is permitted. The Company is currently evaluating the standard, but expects that it will not have a material impact on the consolidated financial statements.

Classification of Restricted Cash in the cash flow—In November 2016, the FASB issued ASU 2016-18 which requires entities to include in their cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU does not define the terms “restricted cash” and “restricted cash equivalents.” The standard will be effective beginning January 1, 2018 and will require a retrospective approach. Early adoption is permitted. The Company is currently evaluating the standard, but expects that it will not have a material impact on the consolidated financial statements.

Simplifying the Test for Goodwill Impairment—In January 2017, the FASB issued ASU 2017-04 which eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (“the Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. The standard will become effective beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The Company is currently evaluating the standard, but expects that it will not have a material impact on the consolidated financial statements.

Functional and presentation currency

The Company and its subsidiaries operate primarily as telecommunications operators in Brazil, Africa, and Asia, and engage in activities typical of this industry. The items included in the financial statements of each group company are measured using the currency of the main economic environment of the respective company’s operations (“functional currency”). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Company’s functional and presentation currency.

Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange gains and losses arising on the settlement of the transaction and the translation at the exchange rates prevailing at year end, related foreign currency-denominated monetary assets and liabilities are recognized in the statement of profit or loss, except when qualified as hedge accounting and, therefore, deferred in equity as cash flow hedges.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translated at the prevailing rate at the end of the reporting period;

•	revenue and expenses disclosed in the statement of profit or loss are translated using the average exchange rate;

•	all the resulting foreign exchange differences are recognized as a separate component of equity in other comprehensive income; and

•	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

At December 31, 2017 and 2016, the foreign currency-denominated assets and liabilities were translated into Brazilian Reais using mainly the following foreign exchange rates:

	Closing rate			Average rate
Currency	2017	2016	2015	2017	2016	2015
Euro	3.9693	3.4384	4.2504	3.6089	3.8543	4.2158
US dollar	3.3080	3.2591	3.9048	3.1925	3.4833	3.8711
Cape Verdean escudo	0.0360	0.0313	0.0390	0.0327	0.0352	0.0298
Sao Tomean dobra	0.000162	0.000140	0.000174	0.000149	0.000160	0.000132
Kenyan shilling	0.0321	0.0318	0.0382	0.0309	0.0343	0.0293
Namibian dollar	0.2687	0.2325	0.2510	0.2401	0.2369	0.2297
Mozambican metical	0.0565	0.0450	0.0832	0.0499	0.0579	0.0767
Angolan kwanza	0.0200	0.0197	0.0290	0.0193	0.0214	0.0278

Segment information

The presentation of information relating to operating segments is consistent with the internal reports provided to the chief operating decision maker of the Company, defined by the Company as the Board of Executive Officers (Comitê de Gestão). The results of segment operations are regularly reviewed in order to make decisions about the allocation of resources to assess operational performance and for strategic decision-making.

Business combinations

The Company uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred, and the equity instruments issued. The consideration transferred includes the fair value of assets and liabilities resulting from a contingent consideration contract, where applicable. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the date of acquisition. The Company depreciates amounts recognized according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment. The Company tests goodwill for impairment on an annual basis.

Investment Securities

Investment securities at December 31, 2017 and 2016 consist of short-term and long-term investments classified as trading and an investment at Unitel classified as available-for-sale. Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized.

A decline in the market value of any available-for-sale below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Cash and cash equivalents

This caption includes cash and cash fund, banks, and highly liquid short-term investments (usually maturing within less than three months), immediately convertible into a known cash amount, and subject to an immaterial risk of change in value, which are stated at fair value at the end of the reporting period and which do not exceed their market value, and whose classification is determined as shown below.

Cash investments

Cash investments are classified according to their purpose as: (i) held for trading; (ii) held to maturity; and (iii) available for sale.

Held-for-trading investments are measured at fair value and their effects are recognized in profit or loss. Held-to-maturity short-term investments are measured at the cost of acquisition plus interest earned, less allowance for impairment losses, where applicable, and their effects are recognized in profit or loss. Available-for-sale investments are measured at fair value and their effects are recognized in valuation adjustments to equity, when applicable.

Accounts receivable

Accounts receivable from telecommunications services provided are stated at the tariff or service amount on the date they are provided and do not differ from their fair values.

These receivables also include receivables from services provided and not billed by the end of the reporting period and receivables related to handset, SIM cards, and accessories. The allowance for doubtful accounts estimate is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables. The allowance for doubtful accounts estimate is prepared based on historic default rates.

The allowance for doubtful accounts is set up to recognize probable losses on accounts receivable taking into account the measures implemented to restrict the provision of services to and collect late payments from customers.

There are cases of agreements with certain customers to collect past-due receivables, including agreements that allow customers to settle their debts in installments. The actual amounts not received may be different from the allowance recognized, and additional accruals might be required.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Non-current assets held for sale and discontinued operations

Disposals that represent a strategic shift that should have or will have a major effect on the Company’s operations and financial results qualify as discontinued operations. The results of discontinued operations are reported in discontinued operations in the consolidated statements of income for current and prior periods commencing in the period in which the business meets the criteria of a discontinued operation, and include any gain or loss recognized on closing or adjustment of the carrying amount to fair value less cost to sell.

Property, plant and equipment

Property and equipment consists of transmission equipment, trunking and switching stations, metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure and motor-generator groups.

Property, plant and equipment is stated at cost of purchase or construction, less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. They also include certain costs for facilities, when it is probable that the future economic benefits related to such costs will flow to the Company. The borrowings and financing costs directly attributable to the purchase, construction or production of a qualifying asset are capitalized in the initial cost of such asset. Qualifying assets are those that necessarily require a significant time to be ready for use.

Costs of major replacements and improvements are capitalized. Repair and maintenance expenditures which do not enhance or extend the asset’s useful life are charged to operating expenses as incurred.

Depreciation is calculated on a straight-line basis, based on the estimated useful lives of the assets. The useful lives are reviewed annually by the Company.

Intangible assets

Acquired intangible assets with finite useful lives are recognized at cost, less amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the asset’s estimated useful life. The estimated useful life and method of amortization are reviewed at the end of each annual reporting period, and the effect of any changes in estimates is accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. Software maintenance costs are expensed as incurred.

Regulatory licenses acquired in a business combination are amortized over the STFC concession period. The regulatory licenses for the operation of the mobile telephony services are recognized at cost of acquisition and amortized over the effective period of each licenses.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Long-lived assets

Long-lived assets include assets that do not have indefinite lives, such as property, plant, and equipment, and purchased intangible assets subject to amortization. They are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any indicators of impairment are present, it is performed a test for recoverability. The carrying value of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the asset or asset group. If the undiscounted cash flows do not exceed the asset or asset group’s carrying amount, then an impairment loss is recorded, measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its fair value.

Provision for contingencies

Liabilities for loss contingencies arising from claims, assessment, litigation, fines and penalties are recorded when it is probable that the liability has been incurred and the amount can be reasonably estimated, based on opinion of the management and its in-house and outside legal counsel, and the amounts are recognized based on the cost of the expected outcome of ongoing lawsuits.

Pension and other postretirement plans

The Company and its subsidiaries have defined benefit and defined contribution plans. The Company also sponsors a defined benefit health care plan for retirees and employees.

Private pension plans and other postretirement benefits sponsored by the Company and its subsidiaries for the benefit of their employees are managed by two foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to profit or loss on the accrual basis

In the defined contribution plan, the sponsor makes fixed contributions to a fund managed by a separate entity. The contributions are recognized as employee benefit expenses as incurred. The sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and prior years.

For the defined benefit plans, the Company records annual amounts relating to its pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income and amortized to net periodic cost over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company recognizes the over or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognizes changes in that funded status in the year in which the changes occur through other comprehensive income.

The Company is not required to record actuarial calculations for multi-employer pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis. Refunds from these plans are recorded only upon the cash receipt.

Revenue recognition

Revenues correspond basically to the amount of the payments received or receivable from sales of services in the regular course of the Company’s and its subsidiaries’ activities.

Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis. Prepaid services are recognized as unearned revenues and recognized in revenue as services are used by customers.

Revenue from sales of handsets and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components and the recognition criteria are applied on an individual basis. Revenue is not recognized when there is significant uncertainty as to its realization.

Financial income and expenses

Financial income is recognized on an accrual basis and comprises interest on receivables settled after the due date, gains on short-term investments and gains on derivative instruments. Financial expenses represent interest effectively incurred and other charges on borrowings, financing, derivative contracts, and other financial transactions. They also include banking fees and costs, financial intermediation costs on the collection of trade receivables, and other financial transactions.

Income taxes

Income taxes are recorded under the asset and liability method. Deferred taxes assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis and for tax loss carryforwards. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The company and its subsidiaries file income tax returns in all jurisdictions in which they do business (Brazil is the only major tax jurisdiction). In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. Positions challenged by the taxing authorities may be settled or appealed by the company. In Brazil all audit periods prior to 2012 are closed for federal examination purposes.

As of December 31, 2017 the company has no unrecognized tax benefits, nor any interest and penalties thereon. Interest and penalties on an underpayment of income taxes are recognized as part of interest expense and other expenses, respectively.

3.       FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Overview

The table below summarizes the financial assets and financial liabilities carried at fair value at December 31, 2017 and 2016, excluding Liabilities subjected to compromise (note 28).

	Accounting measurement	2017		2016
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	277,500	277,500	270,310	270,310
Cash equivalents	Fair value	6,585,184	6,585,184	7,292,941	7,292,941
Short-term investments	Fair value	136,286	136,286	286,005	286,005
Accounts receivable (i)	Amortized cost	7,367,442	7,367,442	8,347,459	8,347,459
Available-for-sale financial asset	Fair value	1,965,972	1,965,972	2,047,379	2,047,379
Dividends receivable	Amortized cost	2,012,146	2,012,146	2,008,556	2,008,556
Liabilities
Trade payables (i)	Amortized cost	5,170,970	5,170,970	4,115,632	4,115,632
Borrowings and financing	Amortized cost	54,251	54,251	54,915	54,915
Dividends and interest on capital	Amortized cost	6,222	6,222	6,262	6,262
Licenses and concessions payable (ii)	Amortized cost	20,910	20,910	110,750	110,750
Tax refinancing program (ii)	Amortized cost	888,777	888,777	760,456	760,456
Other payables (payable for the acquisition of equity interest) (ii)	Amortized cost			342,086	342,086

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Accordingly, for the closing of 2017:

(i)	The balances of accounts receivables if the fourth quarter of 2017 and trade payables have short terms and, therefore, they are not adjusted to fair value.

(ii)

The licenses and concessions payable, the tax refinancing program, and other obligations (payable for the acquisition of equity interest) are stated at the amounts that these obligations are expected to be discharged.

Fair value of financial instruments

The Company and its subsidiaries have measured their financial assets and financial liabilities at fair value using available market inputs and valuation techniques appropriate for each situation. The interpretation of market inputs for the selection of such techniques requires considerable judgment and the preparation of estimates to obtain an amount considered appropriate for each situation. Accordingly, the estimates presented may not necessarily be indicative of the amounts that could be obtained in an active market. The use of different assumptions for the calculation of the fair value may have a material impact on the amounts.

(a)	Derivative financial instruments

The method used for calculating the fair value of derivative financial instruments was the future cash flows associated to each instrument contracted, discounted at market rates.

The Company conducted derivative transactions to manage certain market risks, mainly the interest rate risk and foreign exchange risk. As a result of the Company’s Board of Directors’ decision, and because of the expected debt restructuring, these derivative contracts were cancelled and their balances reversed throughout the second and third quarters of 2016. As at December 31, 2017 the Company no longer held derivative contracts.

(b)	Non-derivative financial instruments measured at fair value

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the period, and when similar, fair value is similar to the carrying amount on the reporting date.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Refers to the fair value of the financial investment in Unitel and CVT, classified as an available-for-sale financial asset and recoverable amount of dividends receivable from Unitel. The fair value of the investments is estimated based on the internal valuation made, including cash flows forecasts for a five-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates and foreign exchange rates consistent with the reality of each country where the businesses are located. In addition to the financial and business assumptions referred to above, the Company also takes into consideration the fair value measurement of cash investments, qualitative assumptions, including the impacts of developments in the lawsuits filed against third parties, and the opinion of the legal counsel on the outcome of these lawsuits. With regard to the impairment test of dividends, the Company uses financial assumptions on the discount rate in time and the foreign exchange rate, and uses qualitative assumptions based on the opinion of the legal counsel on the outcome of filed against Unitel for the nonpayment of dividends and interest.

The Company monitors and periodically updates the key assumptions and critical estimates used to calculate fair value.

(c)	Fair value measurement hierarchy

Fair value is the price for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties, in an arm’s length transaction on measurement date. The fair value is be based on the assumptions that market participants consider in pricing an asset or a liability, and in the establishment a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the Company considers all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. The description of three-level hierarchy is presented below:

Level 1—inputs consist of prices quoted (unadjusted) in active markets for identical assets or liabilities to which the entity has access on measurement date;

Level 2—inputs are different from prices quoted in active markets used in Level 1 and consist of directly or indirectly observable inputs for the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially the entire asset or liability.

Level 3—inputs used to measure an asset or liability are not based on observable market variables. These inputs represent management’s best estimates and are generally measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimate.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

There were no transfers between levels during December 31, 2017 and 2016.

	Fair value measurement hierarchy	Fair value 2017	Fair value 2016
Assets
Cash	Level 1	277,500	270,310
Cash equivalents	Level 2	6,585,184	7,292,941
Short-term investments	Level 2	136,286	286,005
Derivative financial instruments	Level 2
Available-for-sale financial asset (Note 27)	Level 3	1,965,972	2,047,379

There were no transfers between levels in the years ended December 31, 2017 and 2016. In the second and third quarters of 2016, because of the expected debt restructuring, the Company cancelled all its derivative contracts. The remaining balance refers to an agreement entered into with a financial institution that is now included in the list of Company creditors and it is under the Judicial Reorganization and should not change in the future as a result of any development in the foreign exchange and interest areas.

3.2.	Measurement of financial assets and financial liabilities at amortized cost

The fair value of the financial instruments mentioned below is substantially close to the carrying amounts due to the following reasons:

•	Accounts receivables: short-term maturity of bills.

•	Trade payables, dividends and interests on capital: all obligations are due to be settled in the short term.

•	Borrowings and financing: all transactions are adjusted for inflation based on contractual indices.

•

Licenses and concessions payable, tax refinancing program and other payables (payable for the acquisition of equity interests): all payables are adjusted for inflation based on the contractual indices.

3.3.	Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows, and price risk), credit risk, and liquidity risk. According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. The Company and its subsidiaries may use derivative financial instruments to mitigate certain exposures to these risks.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company’s treasury officer, in accordance with the policies approved by the Board of Directors, carries out risk management.

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies.

As decided by the Board of Directors, in light of the expected debt restructuring and the filing of the Company’s judicial reorganization, the Company’s derivatives portfolio was reversed throughout the second quarter until it was fully settled in July of 2016.

3.4.1.	Market risk

(a)	Foreign exchange risk

Financial assets

The Company is not exposed to any material foreign exchange risk involving foreign currency-denominated financial assets at December 31, 2017, except with regard to the assets held for sale, for which there was no currency hedging transactions.

Net investment in foreign subsidiaries

The risks related to the Company’s investments in foreign currency arise mainly from the investments in the subsidiaries in Africa. The Company does not have any contracted instrument to hedge against the risk associated to the net investments in foreign companies.

Foreign currency-denominated financial assets are presented in the balance sheet as follows (includes intragroup balances):

	2017			2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash	82,482	82,482	80,655	80,655
Cash equivalents	1,307	1,307	2,381	2,381
Short-term investments	662	662

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Foreign exchange risk sensitivity analysis

At December 31, 2017, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period. It is worth noting, however, that in light of the filing of the judicial reorganization request on June 20, 2016—as referred to in Note 1—the Company’s foreign currency-denominated financial liabilities are part of the list of payables subject to renegotiation. Contingent to the successful implementation of said negotiation, the scenarios described below should not represent a cash outflow risk. In the period from the filing and approval and ratification of the judicial reorganization plan by the creditors the payment of interest and repayment of principal of the Company’s borrowings and financing are suspended.

For purposes of this Instruction, however, the rates used for the probable scenario were the rates prevailing at the end of December 2017. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate		Rate
Description	2017	Depreciation	2016	Depreciation
Probable scenario
US dollar	3.3080	0%	3,2591	0%
Euro	3.9693	0%	3,4384	0%
Possible scenario
US dollar	4.1350	25%	4,0739	25%
Euro	4.9616	25%	4,2980	25%
Remote scenario
US dollar	4.9620	50%	4,8887	50%
Euro	5.9540	50%	5,1576	50%

The impacts of foreign exchange exposure, in the sensitivity scenarios estimated by the Company, are shown in the table below:

2017
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar cash	Dollar	(2,639)	(3,298)	(3,958)
Euro cash	Euro	(81,812)	(102,265)	(122,718)

Total assets indexed to exchange fluctuation		(84,451)	(105,563)	(126,676)

Total (gain) loss			21,113	42,225

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

2016
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar cash	Dollar	(3,028)	(3,785)	(4,542)
Euro cash	Euro	(80,007)	(100,009)	(120,011)

Total assets indexed to exchange fluctuation		(83,035)	(103,794)	(124,553)

Total (gain) loss			20,759	41,518

(b)	Interest rate risk

Financial assets

Cash equivalents and short-term investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions.

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

These assets are presented in the balance sheet as follows:

	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash equivalents	6,583,877	6,583,877	7,290,561	7,290,561
Short-term investments	135,624	135,624	286,005	286,005

3.4.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by an allowance for doubtful accounts.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. At December 31, 2017, 2016 and 2015, approximately 95.8%, 95.8% and 99.2% of the consolidated short term investments were made with counterparties with an AAA, AA, A, and sovereign risk rating.

The Company has credit risks related to dividends receivable associated to the investment in Unitel (Note 25).

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.4.3.	Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions. Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses.

The Company’s management monitors the continual forecasts of the liquidity requirements to ensure that the company has sufficient cash to meet its operating needs and fund capital expenditure to modernize and expand its network.

In light of the current judicial reorganization scenario, as referred to in Note 1, the Company’s obligations related to the contractual maturities of financial liabilities, including the payments of interest in borrowings, financing and debentures, were negotiated with creditors and will be repaid under the terms of the JRP.

4.	NET OPERATING REVENUE

	2017	2016	2015
Gross operating revenue (*)	36,338,432	45,327,110	44,519,320
Deductions from gross revenue	(12,548,778)	(19,330,687)	(17,165,555)
Taxes	(7,707,961)	(7,760,930)	(8,148,655)
Discounts and other deductions (*)	(4,840,817)	(11,569,757)	(9,016,900)

Net operating revenue	23,789,654	25,996,423	27,353,765

(*)	The Company simplified the breakdown of its bills sent to its customers. The changes in billing do not impact the taxes levied on sales and/or services or the net revenue.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

5.       OPERATING EXPENSES

	2017	2016	2015 restated
Operating expenses by nature
Third-party services	(6,221,058)	(6,399,191)	(6,317,233)
Depreciation and amortization	(5,881,302)	(6,310,619)	(6,195,039)
Rentals and Insurance	(4,162,659)	(4,329,546)	(3,599,830)
Personnel	(2,791,331)	(2,852,224)	(2,719,530)
Network maintenance service	(1,251,511)	(1,540,320)	(1,901,569)
Interconnection	(778,083)	(1,173,475)	(1,808,845)
Provision for contingencies	(143,517)	(1,056,410)	(1,837,714)
Provision for bad debt	(691,807)	(643,287)	(721,175)
Advertising and marketing	(413,580)	(448,990)	(405,626)
Handset and other costs	(223,335)	(284,119)	(284,637)
Impairment losses (i)	(46,534)	(225,512)	(590,641)
Taxes and other expenses	(345,132)	(559,162)	(1,013,057)
Other operating income (expenses), net (ii)	(1,234,477)	(226,890)	218,504

	(24,184,326)	(26,049,745)	(27,176,392)

Operating expenses by function
Cost of sales and/or services	(15,676,216)	(16,741,791)	(16,250,083)
Selling expenses	(4,399,936)	(4,383,163)	(4,719,811)
General and administrative expenses	(3,064,252)	(3,687,706)	(3,912,178)
Other operating income	1,985,101	1,756,100	373,975
Other operating expenses	(3,028,590)	(2,988,067)	(2,646,412)
Equity pick up	(433)	(5,118)	(21,883)

Total operating expenses	(24,184,326)	(26,049,745)	(27,176,392)

(i)

As at December 31, 2017 and 2016, the Company conducted the annual impairment test and recognized a loss on goodwill related to Africa (Note 25) which is being reported as held for sale, in amounting R$46,534 and R$225,512, respectively. As at December 31, 2015, the Company conducted the annual impairment test and recognized a loss on goodwill amounting to R$501,465 related to goodwill and trademarks for the Telecommunication services in Brazil due to a significant change in the macroeconomic conditions in Brazil and R$89,176 related to Africa which is being reported as held for sale. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

(ii)

In 2017 refers to the effects of non-recurring expenses related to unrecoverable tax, write-off of other assets and other expenses of R$1,188 million (R$227 million in 2016) due to reconcile the accounting balances as part of the process of JRP. In 2015 primarily include the reversal of a civil contingency amounting to R$325,709 arising from the revision of the calculation methodology and R$47,756 in costs relating to terminations of employment contracts in this period.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

6.       FINANCIAL INCOME (EXPENSES)

	2017	2016	2015 Restated
Financial income
Exchange differences on translating foreign short-term investments (trading)		(135,226)	3,349,783
Interest on other assets	1,049,923	615,085	740,417
Income from short-term investments		112,394	235,042
Interest on related parties loans			29,057
Other income (i)	500,260	578,452	1,010,235

Total	1,550,183	1,170,705	5,364,534

Financial expenses and other charges
a) Borrowing and financing costs (ii)
Inflation and exchange losses on third-party borrowings		4,580,177	(10,908,438)
Interest on borrowings payable to third parties		(2,177,976)	(4,050,438)
Derivatives		(5,147,958)	5,797,102

Subtotal:		(2,745,757)	(9,161,774)

b) Other charges
Loss on available for sale financial assets (i)	(267,008)	(1,090,295)	(447,737)
Interest on other liabilities	(1,641,278)	(598,301)	(833,276)
Tax on transactions and bank fees	(512,003)	(679,294)	(712,799)
Inflation adjustment to provisions for contingencies	(264,511)	(238,428)	(362,778)
Interest on taxes in installments—tax financing program	(27,294)	(19,869)	(93,784)
Other expenses (iii)	(450,147)	(174,070)	(476,875)

Subtotal:	(3,162,241)	(2,800,257)	(2,927,249)

Total	(3,162,241)	(5,546,014)	(12,089,023)

Financial expenses, net	(1,612,058)	(4,375,309)	(6,724,489)

(i)

In 2017, refers to the loss of R$129 million / US$39 million (R$789 million / US$242 million in 2016 and R$732 million / US$ 188 million in 2015) resulting from the revision of the recoverable amount of dividends receivable from Unitel and the fair value of the cash investment in Unitel and exchange losses related to the depreciation of the Kwanza against the US dollar and the Brazilian real.

(ii)

Contractual interest and foreign currency fluctuation that would have accrued absent the judicial reorganization R$3,340 million in 2017 and R$1,682 million in 2016 and R$2,593 million in 2017 and R$2,920 million in 2016, respectively.

(iii)	Represented mainly by financial fees and commissions.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

7.       CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Short-term investments made by the Company and its subsidiaries for the years ended December 31, 2017 and 2016, are classified as trading securities and are measured at their fair values.

(a)	Cash and cash equivalents

	2017	2016
Cash	277,500	270,310
Cash equivalents	6,585,184	7,292,941

Total	6,862,684	7,563,251

	2017	2016
Time deposits	6,225,547	5,859,969
Bank certificates of deposit (CDBs)	348,318	1,319,321
Repurchase agreements	1,307	1,586
Other	10,012	112,065

Cash equivalents	6,585,184	7,292,941

(b)	Short-term investments

	2017	2016
Private securities	114,839	169,473
Government securities	21,447	116,532

Total	136,286	286,005

Current	21,447	116,532
Non-current	114,839	169,473

The Company and its subsidiaries hold short-term investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

8.       TRADE ACCOUNTS RECEIVABLE, NET

	2017	2016
Billed services	7,478,145	6,932,915
Unbilled services	634,241	1,199,395
Mobile handsets and accessories sold	597,267	843,663
Provision for bad debt	(1,342,211)	(1,084,895)

Total	7,367,442	7,891,078

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The aging list of trade receivables is as follows:

	2017	2016
Current	6,096,205	6,464,895
Past-due up to 60 days	919,421	1,090,901
Past-due from 61 to 90 days	144,818	176,730
Past-due from 91 to 120 days	130,633	136,134
Past-due from 121 to 150 days	128,175	129,842
Over 150 days past-due	1,290,401	977,471

Total	8,709,653	8,975,973

The movements in the allowance for doubtful accounts were as follows:

Balance in 2015	(1,104,375)
Provision for bad debt	(708,986)
Trade receivables written off as uncollectible	728,466
Balance in 2016	(1,084,895)
Provision for bad debt	(777,106)
Trade receivables written off as uncollectible	519,790

Balance in 2017	(1,342,211)

9.       INCOME TAXES

(a)	Tax rate reconciliation

Income taxes encompass the income tax and the social contribution in Brazil. The income tax rate is 25% and the social contribution rate is 9%, an aggregate nominal tax rate of 34%. Income tax expense attributable to income (loss) from continuing operations was an income tax benefit of R$350,987 for the year ended December 31, 2017, and an income tax expenses of R$2,245,113 and R$3,379,928 for the years ended December 31, 2016 and 2015, respectively.

Total income taxes for the years ended December 31, 2017, 2016 and 2015 were allocated as follows:

	2017	2016	2015 restated
Income (loss) from continuing operations	350,987	(2,245,113)	(3,379,928)
Loss from discontinued operations		—	(327,115)

Total income tax (expense) benefit recognized in earnings	350,987	(2,245,113)	(3,707,043)

Income tax (expense) recognized in other comprehensive income	32,157		(194,020)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Income tax (expense) benefit attributable to income from continuing operations consists of:

	2017	2016	2015 restated
Income tax and social contribution
Current tax (expense)	(906,080)	(712,814)	(781,576)
Deferred tax (expense) benefit	1,257,067	(1,532,299)	(2,598,352)

Total	350,987	(2,245,113)	(3,379,928)

The tax rate reconciliation from continuing operation consists of the following:

	2017	2016	2015
Income (loss) before taxes (i)	(4,378,648)	(13,434,628)	(6,547,115)
Income tax and social contribution
Income tax and social contribution at statutory rate (34%)	1,488,740	4,567,774	2,226,019
Valuation allowance (ii)	(1,134,511)	(4,048,859)	(5,170,681)
Effect of foreign tax rate differential (iii)	(23,063)	(12,574)	(106,388)
Tax effects of nondeductible expenses (iv)	(92,831)	(2,892,381)	(268,989)
Tax effects of tax-exempt income (iv)	373,321	121,546	114,052
Tax incentives (basically, operating income) (v)	14,007	21,121	7,332
Tax amnesty program (vi)	(274,529)	—	(165,676)
Other	(147)	(1,740)	(15,597)

Income tax and social contribution effect on profit or loss	350,987	(2,245,113)	(3,379,928)

(i)	At December 31, 2017, 2016 and 2015 loss before income taxes and income tax (expense) benefit for continuing operations is as follows:

	2017
	Brazil	Foreign operations	Total
Loss before income taxes	(3,115,832)	(1,262,816)	(4,378,648)
Income tax benefit	311,895	39,092	350,987
Current tax (expense)	(893,031)	(13,049)	(906,080)
Deferred tax (expense) benefit	1,204,926	52,141 (*)	1,257,067

(*)	The amount of R$52,141 is related to the Tax effect of the entities classified as held-for-sale.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2016
	Brazil	Foreign operations	Total
Loss before income taxes	(12,402,406)	(1,032,222)	(13,434,628)
Income tax (expense)	(2,054,234)	(190,879)	(2,245,113)
Current tax (expense)	(521,773)	(191,041)	(712,814)
Deferred tax (expense) benefit	(1,532,461)	162	(1,532,299)

	2015
	Brazil	Foreign operations	Total
Loss before income taxes	(5,650,150)	(896,965)	(6,547,115)
Income tax (expense)	(3,191,187)	(188,741)	(3,379,928)
Current tax (expense)	(589,090)	(192,486)	(781,576)
Deferred tax (expense) benefit	(2,602,097)	3,745	(2,598,352)

(ii)	Refers to the increase in the valuation allowance related to the deferred tax assets in 2017, 2016, and 2015.
(iii)	Refers to the effects of the difference between the applicable tax rate in Brazil and the tax rates applicable to other Group companies located abroad.
(iv)

The main effects of nondeductible expenses refers to: (1) the effects of the adjustments of debt obligations due to the filing of the Bankruptcy Petitions and based on the Plan of R$26 million (R$1.860 million in 2016); (2) the impairment of Unitel available-for-sale investment which is not tax deductible in the amount of R$90 million (R$371 million in 2016 and R$152 million in 2015) (Note 24), and (3) the impairment of goodwill and trademarks for the Telecommunication services in Brazil and impairment of goodwill related to África, which is not tax deductible in the amount of R$16 million (R$77 million in 2016 and R$91 million in 2015).

(v)

These tax incentives correspond mainly to a 75% reduction in the current tax due on operating income obtained as a result of telecommunication services rendered in certain northern and northeast regions of Brazil, where the Company holds facilities for the purpose of rendering those services. This tax benefit is usually granted for a 10 year period, limited up to January 1, 2024.

(vi)

Refers to a tax position taken in prior periods which were assessed by the taxing authorities. Although the Company believed in prior periods that these positions would more-likely-than-not of being sustained, it was decided to adhere to PRORELIT and avoid substantial costs to keep on going discussions with government. PRORELIT program allowed taxpayers to settle federal tax debts accrued prior to June 30th, 2015, excluding tax debts that are subject to tax installment payments.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In order to enroll, tax payers were requested to resign their litigation rights with respect to the settled debt amount and pay at least 30% of their outstanding consolidated tax debt accrued through June 30th, 2015 in cash. The remaining 70% of the debt would be settled with tax loss carryforwards. Apart from the initial 30% down payment, no guarantees or collateral is needed.

The Company has submitted its application for PRORELIT to settle several tax debts. Nevertheless, tax authorities have a five years term to ratify the amounts of tax loss carryforwards utilized by taxpayers.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the year ended December 31, 2015 as follows:

	2017	2015
Balance, beginning of year	—	84,650
Increase related to prior year tax position	274,529	165,676
Settlements	(274,529)	(250,326)
Balance, end of year

In 2017 the Company recognized in current tax the tax debts included in the Tax Compliance Program (PRT) and in the Special Tax Compliance Program (PERT).

(b)	Significant components of current and deferred taxes

	ASSETS
	2017	2016
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	565,725	390,809
Recoverable social contribution (CSLL) (i)	135,348	168,133
IRRF/CSLL—withholding income taxes (ii)	422,437	983,227

Total current	1,123,510	1,542,169

	2017	2016
Deferred taxes assets
Other temporary differences (iii)	8,854,946	8,849,961
Tax loss carryforwards (iv)	5,752,241	4,956,994

Total deferred taxes assets	14,607,187	13,806,955

Other intangibles	(2,428,128)	(2,707,265)
Pension plan assets	(333,899)	(316,060)
Other temporary diferences (v)	(1,073,293)	(1,324,904)

Total deferred tax liabilities	(3,835,320)	(4,348,229)

Valuation allowance (iii)	(11,269,242)	(10,134,731)

Total deferred taxes, net	(497,375)	(676,005)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.
(ii)

Refer to withholding income tax (IRRF) credits on cash investments, derivatives, intragroup loans, government entities, and other amounts that are used as deductions from income tax payable for the years, and social contribution withheld at source on services provided to government agencies.

(iii)

For the year ended December 31, 2017, total valuation allowance increased from R$10,134,731 (6,239,713 in 2015) to R$11,269,242, reflecting a net change in the valuation allowance totaling R$1,134,511 recognized for the companies that, as of December 31, 2017, do not expect to generate sufficient future taxable profits, based on consistent assumptions and timing used in the analysis of the potential impairment of long-lived assets and goodwill, against which tax assets could be offset. Most of deferred tax assets have been reduced by a valuation allowance to the amount supported by reversing taxable temporary difference. The deferred tax assets not offset by valuation allowance are dependent upon the generation of future pretax income in certain tax-paying components in Brazil that have a history of profitability and an expectation of continued profitability. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets that are not subject to the valuation allowance. However, deferred income tax assets can be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(iv)

The tax loss carryfowards of approximately R$16,918,355 corresponding to R$5,752,241 million of deferred tax assets, do not expire, and may be carried forward indefinitely. The Company can offset their tax loss carryforwards against taxable income up to a limit of 30% per year, pursuant to the prevailing tax law.

(v)	Refer mainly the tax effects of foreign exchange liabilities, inflation adjustments of judicial deposits and tax incentives.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Movements in deferred tax assets and liabilities

The table below do not consider the rollforward of the deferred tax asset from held-for-sale companies:

	Balance at 2016	Recognized in continuing operations	Other comprehensive income	Add-backs/ Offsets (*)	Balance at 2017
Deferred tax assets arising on:
Temporary differences
Provision for contingencies	3,827,131	408,666			4,235,797
Allowance for doubtful accounts	654,624	38,691			693,315
Profit sharing	22,304	79,689			101,993
Foreign exchange differences	1,062,308	—			1,062,308
Other temporary differences	2,037,477	(383,604)			1,653,873
License	1,246,117	(138,457)			1,107,660
Tax loss carryforwards
Tax loss carryforwards	4,956,994	1,853,701		(1,058,454)	5,752,241

Total deferred taxes assets	13,806,955	1,858,686	—	(1,058,454)	14,607,187

Other intangibles	(2,707,265)	279,137			(2,428,128)
Pension plan assets	(316,060)	(49,996)	32,157		(333,899)
Other temporary differences	(1,324,904)	251,611			(1,073,293)

Total deferred tax liabilities	(4,348,229)	480,752	32,157		(3,835,320)

Valuation allowance	(10,134,731)	(1,134,511)	—		(11,269,242)

Total net deferred tax	(676,005)	1,204,927	32,157	(1,058,454)	(497,375)

(*)

This year offsets relates to the tax debts included in the Tax Compliance Program (PRT) and in the Special Tax Compliance Program (PERT), as it was possible to convert some amount of tax loss carryforwards into tax credits in order to offset part of the debts paid under the rules of such Programs, in the amount of R$1,035 million and R$21 million, respectively (Note 17). R$208,642 refers to the utilization of tax loss carryforwards for Income Tax and R$849,812 refers to utilization of tax loss carryforwards for non-income tax.

	Balance at 2015	Recognized in continuing operations	Other comprehensive income	Balance at 2016
Deferred tax assets arising on:
Temporary differences
Provision for contingencies	1,539,343	2,287,788		3,827,131
Allowance for doubtful accounts	658,870	(4,246)		654,624
Profit sharing	64,243	(41,939)		22,304
Foreign exchange differences	1,778,361	(716,053)		1,062,308
Hedge accounting	207,608		(207,608)	—
Other temporary differences	1,590,285	447,192		2,037,477
License	1,384,574	(138,457)		1,246,117

Tax loss carryforwards

Tax loss carryforwards	4,134,378	822,616		4,956,994

Total deferred taxes assets	11,357,662	2,656,901	(207,608)	13,806,955

Other intangibles	(3,047,832)	340,567		(2,707,265)
Pension plan assets	(299,574)	(70,253)	53,767	(316,060)
Other temporary differences	(914,086)	(410,818)		(1,324,904)

Total deferred tax liabilities	(4,261,492)	(140,504)	53,767	(4,348,229)

Valuation allowance	(6,239,713)	(4,048,859)	153,841	(10,134,731)

Total net deferred tax	856,457	(1,532,462)		(676,005)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On June 20, 2016, the Company filed a request for judicial reorganization, which was granted by the RJ Judge on June 29, 2016 (Note 1—Judicial Reorganization). Even though there are no indications in this regard, this circumstance indicates the existence of significant uncertainty that may affect the Oi Companies’ ability to continue as going concern basis. Due to the aforementioned conditions and circumstances the Company adjusted its recognition criteria for deferred income tax for the year 2016.

10.     OTHER TAXES

	ASSETS
	2017	2016
Recoverable State VAT (ICMS) (i)	1,411,538	1,351,048
Taxes on revenue (PIS and COFINS)	244,853	275,717
Other	52,754	90,307

Total	1,709,145	1,717,072

Current	1,081,587	978,247
Non-current	627,558	738,825

	LIABILITIES
	2017	2016
State VAT (ICMS) (i)	610,847	681,167
ICMS Agreement No. 69/1998	22,595	25,766
Taxes on revenue (PIS and COFINS) (ii)	184,472	853,747
FUST/FUNTTEL/broadcasting fees	963,259	934,914
Other (iii)	530,153	392,121

Total	2,311,325	2,887,715

Current	1,443,662	1,814,335
Non-current	867,664	1,073,380

(i)

Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000. Further, pursuant to Rio de Janeiro State Laws 7298/2016 and 7019/2015, the Company and its subsidiaries joined the program under which State Government debts can be offset against ICMS tax payable by the Company and its subsidiaries, as provided for by Articles 170 and 170-A of the National Tax Code and Article 190 of the Rio de Janeiro State Tax Code.

(ii)	Refers basically to the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) on revenue, financial income, and other income.

The Company and its subsidiary Oi Móvel filed lawsuits claiming the deduction of State VAT (ICMS) from the tax base of Revenue Taxes (PIS and COFINS) and, backed by a favorable appellate court decision on the claim’s merits, suspended the payment of the revenue tax amount related to the state tax. During the period when the procedure was adopted, both companies recognized accounting

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

provisions of the amounts under discussion, in both cases adjusted for inflation using the Central Bank’s policy rate (SELIC). The balances recognized as at December 31, 2016 referred to the unsettled PIS and COFINS amounts of December 2013-July 2014 and July 2015-February 2017 for the Company, and November 2008, December 2013-July 2014, and July 2016-February 2017 for Oi Móvel, the collection of which was fully suspended in light of the mentioned court decision.

In March 2017, the Federal Supreme Court (STF) declared the add-back of ICMS to the tax base of PIS and COFINS unconstitutional. Based on this decision and the opinion of its legal counsel that likelihood of an unfavorable outcome in those lawsuits became remote as from the STF’s decision, the Company reversed the provisions for contingencies related to the deduction of ICMS from the PIS and COFINS tax base, recognized for the aforementioned periods, through the date said decision was issued. The provision reversal amounts is R$237 million and the recognized inflation adjustment amounts is R$45 million.

It is worth noting that the STF could understand that applying the modulation mechanism to this decision, which is used to determine the timing effects of an unconstitutionality decision, is necessary. Should the STF apply the modulation mechanism, limiting the decision’s scope in time, it could be necessary to reassess the risk of an unfavorable outcome in said lawsuits and, as a result, to recognize new provisions for these contingencies in the future. However, even in this case, according to the Company’s and its legal counsel’s assessment, the likelihood of using the modulation mechanism to force taxpayers to pay unsettled tax debts related to taxable events prior to the STF’s decision is remote.

(iii) Consisting basically of withholding tax on intragroup loans and interest on capital.

11.     JUDICIAL DEPOSITS

In some situations the Company makes, as ordered by courts or even at its own discretion to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counselors, as probable, possible, or remote.

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

	2017	2016
Civil	6,948,344	6,949,458
Tax	2,660,132	2,664,038
Labor	1,637,668	1,641,591

Subtotal	11,246,144	11,255,087

Provision for losses (i)	(1,933,034)	(1,889,563)

Total	9,313,110	9,365,524

Current	1,023,348	977,550
Non-current	8,289,762	8,387,974

(i)

As mentioned in Note 2, during 2017 the Company performed a reconciliation of the judicial deposits and as a result of that reconciliation the Company recognized a write off in prior years and also recorded this provision for estimated losses for the judicial deposits that was estimated based on external information available (bank statements received from the depositaries and/or information obtained on the State Judicial Court’s website) and internal information available (internal systems).

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

12.     INVESTMENTS

	2017	2016
Joint venture	42,346	45,464
Investments in associates	42,115	38,139
Tax incentives, net of allowances for losses	31,579	31,579
Other investments	20,470	20,470

Total	136,510	135,652

Summary of the movements in investment balances

Balance at 2015	154,890

Share of profits of subsidiaries	(5,118)
Associates’ share of other comprehensive income	(8,541)
Other	(5,579)

Balance at 2016	135,652

Share of profits of subsidiaries	(433)
Associates’ share of other comprehensive income	1,949
Other	(658)

Balance at 2017	136,510

13.     PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment (i)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance at 2015	1,656,581	19,887,701	54,387,097	26,453,239	4,287,337	5,669,999	112,341,953

Additions	4,071,230	82	382,529	99,796	19,058	34,353	4,607,048
Write-offs	(27,492)	(528)	(7,904)	(131,314)	(1,168)	(5,866)	(174,272)
Other	4,841	261	300	1,045	1,438	72,190	80,075
Transfers	(3,291,390)	86,930	1,958,411	1,145,825	4,868	95,356	—

Balance at 2016	2,413,770	19,974,446	56,720,433	27,568,591	4,311,533	5,866,031	116,854,804

Additions	4,661,570	2,060	375,050	268,931	17,906	55,614	5,381,131
Write-offs	(93,922)	(2,235)	(19,656)	(666,885)	(821)	(31,193)	(814,712)
Transfers	(3,547,305)	33,016	1,875,594	1,170,165	141,666	326,864	—

Balance at 2017	3,434,113	20,007,287	58,951,421	28,340,802	4,470,284	6,217,316	121,421,223

Accumulated depreciation
Balance at 2015		(17,886,743)	(40,922,163)	(20,598,165)	(2,431,267)	(4,685,795)	(86,524,133)

Depreciation expenses		(380,959)	(2,400,603)	(1,184,822)	(116,566)	(263,802)	(4,346,752)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Write-offs		520	7,013	114,224	910	4,722	127,389
Transfers		(410)	(8,702)	3,844	(89)	5,357
Other		(108)	(163)	(504)	(626)	(30,074)	(31,475)

Balance at 2016		(18,267,700)	(43,324,619)	(21,665,423)	(2,547,638)	(4,969,592)	(90,774,972)

Depreciation expenses		(338,003)	(2,175,732)	(1,158,457)	(96,940)	(396,589)	(4,165,721)
Write-offs		1,158	18,610	558,879	817	23,458	602,922
Transfers		—	(473)	(625)	(84,895)	85,995	2

Balance at 2017		(18,604,545)	(45,482,214)	(22,265,626)	(2,728,656)	(5,256,728)	(94,337,769)

Property, plant and equipment, net
Balance at 2015	1,656,581	2,000,958	13,464,934	5,855,074	1,856,070	984,203	25,817,820

Balance at 2016	2,413,770	1,706,746	13,395,814	5,903,168	1,763,895	896,439	26,079,832

Balance at 2017	3,434,113	1,402,742	13,469,207	6,075,176	1,741,628	960,588	27,083,454

Annual depreciation rate (average)		11%	10%	8%	8%	12%

(i)	Transmission and other equipment includes transmission and data communication equipment.

Additional disclosures

Pursuant to ANATEL’s concession agreements, all property, plant and equipment items capitalized by the Company that are indispensable for the provision of the services granted under said agreements are considered returnable assets and are part of the concession’s cost. These assets are handed over to ANATEL upon the termination of the concession agreements that are not renewed.

As at December 31, 2017, the residual balance of the Company’s returnable assets is R$7,625,622 and consists of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

14.     INTANGIBLE ASSETS

	Intangibles in progress	Data processing systems	Regulatory licenses (i)	Other	Total
Cost of intangibles (gross amount)

Balance at 2015	125,841	7,907,751	18,992,604	1,878,738	28,904,934

Additions	362,413	24,344	84,312	56,505	527,573
Transfers	(375,411)	338,803	25	36,583
Other		30,732			30,732

Balance at 2016	112,842	8,301,630	19,076,941	1,971,826	29,463,239

Additions	332,500	4,356		74,972	411,828
Transfers	(428,295)	438,138		(9,843)
Other		(1,111)		(382)	(1,493)

Balance at 2017	17,047	8,743,013	19,076,941	2,036,573	29,873,574

Accumulated amortization
Balance at 2015		(6,538,340)	(8,987,479)	(1,598,979)	(17,124,798)

Amortization expenses		(596,617)	(1,082,332)	(133,659)	(1,812,608)
Transfers		898	(1,553)	655
Other		(14,774)			(14,774)

Balance at 2016		(7,148,833)	(10,071,364)	(1,731,983)	(18,952,180)

Amortization expenses		(524,414)	(1,025,438)	(116,756)	(1,666,608)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Transfers		53			53

Balance at 2017		(7,673,194)	(11,096,802)	(1,848,739)	(20,618,735)

Intangible assets, net
Balance at 2015	125,842	1,369,411	10,005,125	279,759	11,780,136

Balance at 2016	112,842	1,152,797	9,005,577	239,843	10,511,059

Balance at 2017	17,047	1,069,819	7,980,139	187,834	9,254,839

Annual amortization rate (average)		20%	10%	16%

(i)	Includes mainly the fair value of intangible assets related to purchase of control of BrT (now Oi, S.A.).

15.     TRADE PAYABLES

The trade payables are represented by the suppliers that provide services related to the infrastructure services, network maintenance services, interconnection costs, rental and insurance, rights of way and other third-party services.

16.     LICENSES AND CONCESSIONS PAYABLE

	2017	2016
Personal Mobile Services—SMP	4,649	7,812
STFC concessions	16,261	102,938

Total	20,910	110,750

Current	20,306	106,677
Non-current	604	4,073

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, and STFC service concessions, obtained at public auctions. In 2016 the Company settled the remaining amount of the 3G licenses as laid down in the payment schedule.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

17.     TAX FINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	2017	2016
Law 11941/09 and Law 12865/2013 tax financing program	638,409	756,120
REFIS II—PAES	4,336	4,336
PRT (MP 766/2017) (i)	233,051	—
PERT (Law 13496/2017) (ii)	12,981	—

Total	888,777	760,456

Current	278,277	105,514
Non-current	610,500	654,942

The amounts of the tax refinancing program created under Law 11941/2009, Provisional Act (MP) 766/2017, and Law 13469/2017, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program (Law 11941/2009 installment plan) was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	2017				2016
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	110,410		189,123	299,533	358,115
Income tax	23,450	1,891	42,944	68,285	85,050
Tax on revenue (PIS)	52,247	273	37,434	89,954	103,258
Social security (INSS – SAT)	3,334	1,828	3,288	8,450	14,005
Social contribution	4,418	792	12,129	17,339	21,617
Tax on banking transactions (CPMF)	19,076	2,147	28,045	49,268	48,780
PRT – Other Debts—RFB	48,579	12,266	166,416	227,261
PRT – Social Security—INSS	5,117		673	5,790
PERT – Other Debts—RFB	7,494		5,487	12,981
Other	34,072	4,986	70,858	109,916	129,631

Total	308,197	24,183	556,397	888,777	760,456

The payment schedule is as follows:

2018	278,277
2019	155,875
2020	94,060
2021	94,060
2022	94,060
2023 to 2024	172,445

Total	888,777

The Company hereby clarifies that tax debts, as is the case of the debts included in tax refinancing programs, are not subject to the terms of the judicial reorganization terms.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Tax Compliance Program (PRT)

The Company elected to include and settle under said tax refinancing program, created by the Federal Government, under Provisional Act 766/2017 (PRT), the administrative proceedings with a probable likelihood of an unfavorable outcome and those where, while attributed a possible likelihood of an unfavorable outcome, the cost effectiveness of including them provided to be highly advantageous in light of the benefits offered by the program.

The Company elected the payment method that allows settling 76% of the debt utilizing tax credits arising on tax loss carryforwards amounting to R$1,035 million, and paid the remaining 24% in 24 monthly installments totaling R$327 million plus SELIC interest charged as from the adherence month. All the procedures necessary for the Company joining the PRT were completed within the statutory deadline, while MP 766/2017 was still in effect.

Subsequently, on June 1, 2017 the effective period of said Provisional Act ended because it was not passed into law within the relevant constitutional deadline. However, as established by the Federal Constitution, the legal relationships established and arising from actions taken while a provisional act not passed into law was effective, as in the case of the Company’s joining the PRT, continue to be governed by the former provisional act, except where the National Congress provides for otherwise, by means of a legislative decree.

Note that the PRT, governed by MP 766/2017, is not equivalent to the tax installment plan established by MP 783/2017 (PERT), of May 31, 2017, because of differences in payment terms and conditions, plan scope, and access requirements.

(ii)	Special Tax Compliance Program (PERT)

The Company elected to include in and settle through PERT only tax debts that in aggregate do not exceed the fifteen million Brazilian reais (R$15,000,000) ceiling set by Article 3 of Law 13496/2017.

The tax debts included in said program were those being disputed at the administrative level in proceedings classified with a low likelihood of the Company winning and which, in the event of an unfavorable outcome, would result in a lawsuit—and entail all the associated costs—, the reason why the cost effectiveness of joining the program was quite positive, because of the benefits offered by PERT (especially the payment of just 5% of the debt in cash).

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

18.     PROVISION FOR CONTINGENCIES

	2017	2016
Labor	697,190	543,026
Tax	660,304	576,133
Civil	10,941	9,915

Total provisions	1,368,435	1,129,074

In compliance with the relevant Law, the provisions are adjusted for inflation on a monthly basis.

The following summarizes the activity of the contingency provision:

	Labor	Tax	Civil	Total
Balance originally stated at December 31, 2015	849,477	492,357	3,093,132	4,434,966
Restatement adjustments to prior years	2,059		620,112	622,171

Balance at December 31, 2015 (restated)	851,536	492,357	3,713,244	5,057,137

Inflation adjustment	15,062	87,679	135,686	238,427
Additions/(reversals)	569,521	57,812	433,422	1,060,755
Write-offs for payment/terminations	(130,425)	(61,715)	(499,861)	(692,001)
Reclassification to liabilities subjected to compromise on June 20, 2016	(762,668)		(3,772,576)	(4,535,244)

Balance in 2016	543,026	576,133	9,915	1,129,074

Inflation adjustment	162,695	99,902	1,914	264,511
Additions/(reversals)	92,803	49,616	1,098	143,517
Write-offs for payment/terminations	(101,334)	(65,347)	(1,986)	(168,667)

Balance in 2017	697,190	660,304	10,941	1,368,435

Labor

The Company is a party to a large number of labor lawsuits and calculates the related provision based on a statistical methodology that takes into consideration, but not limited to, the total number of existing lawsuits, the claims make in each lawsuit, the amount claimed in each lawsuit, the history of payments made, and the technical opinion of the legal counsel.

•	Overtime—refers to the claim for payment of salary and premiums by alleged overtime hours;

•

Sundry premiums—refer to claims of hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, pager pay, and transfer premium;

•	Indemnities—refers to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering, and tenure;

•	Stability/reintegration—claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	Supplementary retirement benefits—differences allegedly due on the benefit salary referring to payroll amounts;

•

Salary differences and related effects—refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. As for the effects, these refer to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

•	Lawyers/expert fees—installments payable to the plaintiffs’ lawyers and court appointed experts, when necessary for the case investigation, to obtain expert evidence;

•	Severance pay—claims of amounts which were allegedly unpaid or underpaid upon severance;

•

Labor fines—amounts arising from delays or nonpayment of certain amounts provided for by the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

•

Employment relationship—lawsuits filed by outsourced companies’ former employees claiming the recognition of an employment relationship with the Company or its subsidiaries by alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination;

•	Supplement to FGTS fine—arising from understated inflation, refers to claims to increase the FGTS severance fine as a result of the adjustment of accounts of this fund due to inflation effects.

The Company filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose;

•	Joint liability—refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with the latter’s labor rights by their direct employers;

•	Other claims—refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

Tax

The provisions for tax lawsuits are calculated individually taking into consideration Management and the legal counsel’s risk assessment. These contingencies are not included in the Judicial Reorganization Plan.

(i)

ICMS—Refers to the provision considered sufficient by management to cover the various tax assessments related to: (a) levy of ICMS and not ISS on certain revenue; (b) claim and offset of credits on the purchase of goods and other inputs, including those necessary for network maintenance; and (c) tax assessments related to alleged noncompliance with accessory obligations.

(ii)	ISS—the Company and TMAR have provisions for tax assessment notices challenged because of the levy of ISS on several value added, technical, and administrative services, and equipment leases.

(iii)	INSS—Provision related basically to probable losses on lawsuits discussing joint liability and indemnities.

(iv)

ILL—TMAR offset the ILL paid up to calendar 1992 based on Federal Supreme Court (“STF”) decisions that declare the unconstitutionality of this tax. However, even though there is higher courts’ case law on the matter, a provision is maintained, as there is no final decision of the criteria for the adjustments of these credits.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(v)	Other claims—Refer basically to provisions to cover Real Estate Tax (IPTU) assessments and several tax assessments related to income tax and social contribution collection.

Contingent liabilities (Note 28)

The Company and its subsidiaries are also parties to several lawsuits in which the likelihood of an unfavorable outcome is classified as possible, in the opinion of their legal counsel, and for which no provision for contingent liabilities has been recognized.

The breakdown of contingent liabilities of the companies not under judicial reorganization with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	2017	2016
Labor	53,328	36,708
Tax	26,175,239	25,958,044
Civil	191,819	175,064

Total	26,420,386	26,169,816

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Labor

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premium, and joint liability.

Tax

The main ongoing lawsuits have the following matters:

(i)

ICMS – it refers to discussions concerning the levy of this tax on certain activities and/or the provision of certain services, such as, for example, the levy of ICMS on noncore activities, supplemental services, services provided to tax-exempt customers, subscriptions minimum contract period, or even the disallowance of tax credits because some States qualify them as undue, including, but not limited to, tax credits of capital assets, different calculation of the tax credit ratio (CIAP), totaling approximately R$11,730,162 (R$10,982,916 in 2016 and R$10,144,485 at January 1, 2016);

(ii)

ISS – alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$3,387,630 (R$3,356,305 in 2016 and R$2,908,031 at January 1, 2016);

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(iii)	INSS – tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$573,619 (R$1,073,453 in 2016 and R$1,029,470 at January 1, 2016); and

(iv)

Federal taxes—several tax assessment notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to $10,483,828 (R$10,545,370 in 2016 and R$9,965,543 at January 1, 2016).

19.     OTHER PAYABLES

	2017	2016
Provisions for indemnities payable (Note 27)	607,559	526,935
Payable for the acquisition of equity interest	—	342,086
Third party consignment	35,293	66,293
Provision for asset decommissioning	16,716	16,064
Other	392,832	452,082

Total	1,052,400	1,403,460

Current	469,214	527,144
Non-current	583,186	876,316

20.     UNEARNED REVENUES

Refers to the amounts received in advance for the assignment of the right to the commercial operation and use of infrastructure assets that are recognized in revenues over the effective period of the underlying agreements and prepaid mobile telephone services that are recognized in revenue when the customers use the services.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

21.     SHAREHOLDERS’ DEFICIT

(a)	Share capital

Subscribed and paid-in capital is R$21,438,374 (R$21,438,374 at December 31, 2016), represented by the following no-par value shares:

	Number of shares (in thousands)
	2017	2016
Total capital in shares
Common shares	668,034	668,034
Preferred shares	157,727	157,727

Total	825,761	825,761

Treasury shares
Common shares	148,282	148,282
Preferred shares	1,812	1,812

Total	150,094	150,094

Outstanding shares
Common shares	519,752	519,752
Preferred shares	155,915	155,915

Total outstanding shares	675,667	675,667

Preferred shares are nonvoting, but are assured priority in the payment of the noncumulative minimum dividends equal to the higher of 6% per year of the amount obtained by dividing capital stock by the total number of shares of the Company or 3% per year of the amount obtained by dividing book equity by the total number of shares of the Company.

The Company is authorized to increase its capital under a Board of Directors’ resolution, in common and preferred shares, up to the share capital limit of R$34,038,701,741.49, within the legal limit of 2/3 for the issuance of new nonvoting preferred shares.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased by capitalizing retained earnings or reserves previously set up for this purpose by the Shareholders’ Meeting. Under these conditions, the capitalization can be made without any change in the number of shares.

Capital is represented by common and preferred shares with no par value. The Company is not required to maintain the current proportion of common to preferred share on capital increases.

On February 25, 2015 the Board of Directors approved a capital increase of R$154 without the issue of new shares, through the capitalization of the investment reserve.

In October 2015, the voluntary conversion of Company preferred shares into common shares was completed (Note 1).

(b)	Treasury shares

Treasury shares at December 31, 2015 originate from the corporate events that took place in the first quarter of 2015, the second quarter of 2014, and the first half of 2012, described below:

(i)

On February 27, 2012, the Extraordinary Shareholders’ Meeting of the Company approved the Merger Protocol and Justification of Coari with and into the Company and, as a result, the cancelation of the all the treasury shares held by the Company on that date;

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(ii)

On February 27, 2012, the Extraordinary Shareholders’ Meeting of the Company approved the Merger Protocol and Justification of TNL with and into the Company, and the Company’s shares then held by TNL, as a result of the merger of Coari with and into the Company, were canceled, except for 24,647,867 common shares that remained in treasury;

(iii)	Starting April 9, 2012, Oi paid the reimbursement of shares to withdrawing shareholders.

(iv)

As a result of the Company’s capital increase approved by the Board of Directors on April 30 and May 5, 2014, and due to subscription made by Pharol in PT Portugal assets, R$263,028 was reclassified to treasury shares.

(v)

Under the exchange agreement entered into with Pharol on September 8, 2014 (Note 26), approved at Pharol’s extraordinary shareholders’ meeting, by the Brazilian Securities and Exchange Commission—CVM, and at the Company’s extraordinary shareholders’ meeting, on March 30, 2015 the Company conducted a share exchange under which Pharol delivered to PTIF Oi shares divided into 474,348,720 OIBR3 shares and 948,697,440 OIBR4 shares (47,434,872 and 94,869,744 after the reverse stock split, respectively); in exchange, the Company delivered Rio Forte securities to PT SGPS, in the total principal amount of R$3,163 million (€897 million).

The treasury share position corresponding to items (i), (ii) and (iii) referred to above, do not take into consideration item (iv) because this refers to a reclassification derived from cross-shareholdings, as follows:

	Common shares (*)	Amount	Preferred shares (*)	Amount
Balance in 2016	148,282	5,208,938	1,812	59,125
Balance in 2017	148,282	5,208,938	1,812	59,125

(*)	Number of shares in thousands

Historical cost in purchase of treasury shares (R$ per share)	2017	2016
Weighted average	13.40	13.40
Minimum	3.79	3.79
Maximum	15.25	15.25

(c)	Capital reserves

Capital reserves consist mainly of the Special Reserve on Merger that is represented by the corporate reorganizations primarily due to the corporate reorganization approved on February 27, 2012. In 2015, the increase in this reserve refers to net assets recorded that are related to the merger of TmarPart. The TmarPart merger was approved on September 1, 2015 and totaled R$1,105,180 (Note 1).

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Dividends and interest on capital

Dividends are calculated pursuant to the Company’s Bylaws and the Brazilian Corporate Law. Preferred dividends or priority dividends are calculated pursuant to the Company’s Bylaws.

Preferred shares are nonvoting, but are assured priority in the payment of the noncumulative minimum dividends equal to the higher of 6% per year of the amount obtained by dividing capital stock by the total number of shares of the Company or 3% per year of the amount obtained by dividing book equity by the total number of shares of the Company.

By decision of the Board of Directors, the Company can pay or credit, as dividends, interest on capital pursuant to Article 9, paragraph 7, of Law 9249/1995. The interest paid or credited will be offset against the annual mandatory minimum dividend amount, pursuant to Article 43 of the Bylaws.

The mandatory minimum dividends, which are calculated pursuant to Article 202 of Law 6404/1976 (Brazilian Corporate Law), were not calculated because the Company reported losses in 2017, 2016 and 2015.

(e)	Share issue costs

This line item includes the share issue costs net of taxes amounting to R$377,429, of which R$194,464 is taxes. These costs are related to the following corporate transactions: (1) capital increase, in accordance with the plan for the business combination between the Company and Pharol and (2) the corporate reorganization of February 27, 2012, and (3) merger of TmarPart with and into Oi. These costs directly attributable to the mentioned events are basically represented by expenses on the preparation of prospectus and reports, third-party professional services, fees and commissions, transfer costs, and registration costs.

(f)	Other comprehensive income

The Company recognizes in this line item other comprehensive income, which includes hedge accounting gains and losses, actuarial gains and losses, foreign exchange differences arising on translating the net investment in foreign subsidiaries, and the tax effects related to these components, which are not recognized in the statement of profit or loss.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(g)	Basic and diluted loss per share

The table below shows the calculations of basic and diluted loss per share

	2017	2016	2015 (restated)
Loss for the year	(4,027,661)	(15,679,742)	(10,794,183)

Loss attributable to owners of the Company	(3,736,518)	(15,502,132)	(10,381,490)
Net loss attributable to non-controlling interests	(291,143)	(177,610)	(412,693)

Loss allocated to common shares – basic and diluted	(2,874,290)	(11,924,904)	(4,473,818)
Loss allocated to preferred shares—basic and diluted	(862,228)	(3,577,228)	(5,907,672)
Weighted average number of outstanding shares
(in thousands of shares)
Common shares – basic and diluted	519,752	519,752	314,518
Preferred stock – basic and diluted	155,915	155,915	415,321
Loss per share attributable to owners of the Company (in Reais):
Common shares—basic and diluted	(5.53)	(22.94)	(14.22)
Preferred stock—basic and diluted	(5.53)	(22.94)	(14.22)
Loss per share from continuing operation attributable to owners of the Company:
Common shares—basic and diluted	(5.53)	(22.94)	(13.04)
Preferred shares—basic and diluted	(5.53)	(22.94)	(13.04)
Loss per share from discontinued operation attributable to owners of the Company:
Common shares—basic and diluted	—	—	(1.13)
Preferred shares—basic and diluted	—	—	(1.13)

In accordance with the JRP the New I Common Shares will dilute the equity interest of pre-petition shareholders, potentially diluting current shareholders equity up to 72.12%.

22.     PROVISION FOR PENSION PLAN

(a)	Pension funds

The Company and its subsidiaries sponsor retirement benefit plans for their employees, provided that they elect to be part of such plan. The table below shows the existing pension plans at December 31, 2017.

Benefit plans	Sponsors	Manager
TCSPREV	Oi, Oi Móvel, BrT Multimídia and Oi Internet	FATL
BrTPREV	Oi, Oi Móvel, BrT Multimídia and Oi Internet	FATL
TelemarPrev	Oi, TMAR, Oi Móvel and Oi Internet	FATL
PBS-Telemar	Telemar	FATL
PAMEC	Oi	Oi
PBS-A	Telemar and Oi	Sistel
PBS-TNCP	Oi Móvel	Sistel
CELPREV	Oi Móvel	Sistel
PAMA	Oi and Telemar	Sistel

Sistel – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. The Bylaws provide for the approval of the pension plan policy, and the joint liability attributed to the defined benefit plans is governed by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and the sponsors’ contributions are defined in the funding plan.

Underfunded status

The unfunded status are as follows:

	2017	2016
BrTPREV plan	629,120	500,816
PAMEC plan	3,300	3,276
Financial obligations—BrTPREV plan (i)	—	55,954

Total unfunded status	632,420	560,046

Reclassification to liabilities subject to compromise (Note 28).	(560,046)	(560,046)

Total non-current	72,374	—

(i)

Represented by the agreement of financial obligations, entered into by the Company and Fundação Atlântico intended for the payment of the mathematical provision without coverage by the plan’s assets. This obligation represents the additional commitment between the provision recognized pursuant to the actuarial assumptions and the financial obligations agreement calculated based on the laws applicable to close-end pension funds, regulated by PREVIC. This agreement was added to the court reorganization’s list of creditors under Class I (Note 1).

Over funded status

These assets are broken down as follows:

	2017	2016
TCSPREV plan	1,329,931	1,272,889
TelemarPrev plan	317,500	362,251
PBS – Telemar plan	53,041	28,044
Other	—	(21,323)

Total	1,700,472	1,641,861

Current	1,080	6,539
Non-current	1,699,392	1,635,322

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Characteristics of the sponsored pension plans

1)	FATL

FATL, closed-end, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i)	BrTPREV

Variable contribution pension Benefit Plan, enrolled with the National Register of Benefit Plans (CNPB) under No. 2002.0017-74.

The monthly, mandatory Basic Contribution of the BrTPREV group Participants corresponds to the product obtained, in whole numbers, by applying a percentage to the Contribution Salary (SP), according to the Participant’s age and option, as follows: (i) Age up to 25 years old—Basic Contribution cohort of 3% and 8% of the SP; (ii) Age 26 to 30 years old—Basic Contribution cohort of 4% to 8% of the SP; (iii) Age 31 to 35 years old—Basic Contribution cohort of 5% to 8% of the SP; (iv) Age 36 to 40 years old—Basic Contribution cohort of 6% to 8% of the SP; (v) Age 41 to 45 years old—Basic Contribution cohort of 7% to 8% of the SP; and (vi) Age 46 years old or more—Basic Contribution cohort of 8% of the SP.

The monthly Contribution of the Fundador/Alternativo group (merged) Participants corresponds to the sum of: (i) 3% charged on the Contribution Salary; (ii) 2% charged on the Contribution Salary that exceeds half of the highest Official Pension Scheme Contribution Salary, and (iii) 6.3% charged on the Contribution Salary that that exceeds the highest Official Pension Scheme Contribution Salary.

In accordance with regulatory criteria, the Sponsors’ contributions, related to each BrTPREV group Participant, are automatically cancelled on the month subsequent to the month when the same Participant reaches the age of 60 years old, 10 years of Credited Services, and 10 years of Plan membership.

The BrTPREV group Participant’s Voluntary Contribution corresponds to the product obtained, in whole numbers, by applying a percentage of up 22%, elected by the Participant, to the Participation Salary. The Sporadic Contribution of a BrTPREV group Participant is optional and both its amount and frequency are freely chosen by the Participant, provided it is not lower than one (1) UPBrT (BrT’s pension unit). The Sponsor does not make any counterpart contribution to the Participant’s Voluntary or Sporadic Contribution.

The Plan’s Charter provides for contribution parity by the Participants and the Sponsors. The plan is funded under the capital formation approach.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	PBS-Telemar

Defined contribution pension Benefit Plan, enrolled with the CNPB under No. 2000.0015-56.

The contributions from Active Participants of the PBS-Telemar Benefit Plan correspond to the sum of: (i) 0.5% to 1.5% of the Contribution Salary (according to the participant’s age on enrollment date); (ii) 1% of Contribution Salary that exceeds half of one Standard Unit; and (iii) 11% of the Contribution Salary that exceeds one Standard Unit. The Sponsors’ contributions are equivalent to 8% of the payroll of active participants of the plan. The plan is funded under the capital formation approach.

(iii)	TelemarPrev

Variable contribution pension Benefit Plan, enrolled with the CNPB under No. 2000.0065-74.

A participant’s regular contribution is comprised of two portions: (i) basic—equivalent to 2% of the contribution salary; and (ii) standard—equivalent to 3% of the positive difference between the total contribution salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the Contribution Salary, for a period of not less than six (6) months. Nonrecurring extraordinary contributions from a participant are also optional and cannot be lower than 5% of the Contribution Salary ceiling.

The Plan’s Charter requires the parity between participants’ and sponsors’ contributions, up to the limit of 8% of the Contribution Salary, even though a sponsor is not required to match Extraordinary Contributions made by participants. The plan is funded under the capital formation approach.

(iv)	TCSPREV

Variable contribution pension Benefit Plan, enrolled with the CNPB under No. 2000.0028-38.

The monthly, mandatory Basic Contribution of the TCSPREV group Participants corresponds to the product obtained, in whole numbers, by applying a percentage, chosen by the Participant, to the Contribution Salary (SP) as follows: (i) Age up to 25 years old—basic contribution cohort of 3% and 8% of the SP; (ii) Age 26 to 30 years old—basic contribution cohort of 4% to 8% of the SP; (iii) Age 31 to 35 years old—basic contribution cohort of 5% to 8% of the SP; (iv) Age 36 to 40 years old—basic contribution cohort of 6% to 8% of the SP; (v) Age 41 to 45 years old—basic contribution cohort of 7% to 8% of the SP; and (vi) Age 46 years old or more—basic contribution cohort of 8% of the SP.

In accordance with regulatory criteria, the Sponsors’ contributions, related to each TCSPREV group Participant, are automatically cancelled on the month subsequent to the month when the same Participant reaches the age of 60 years old, 10 years of Credited Services, and 10 years of Plan membership.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

For participants migrating from other plans, the Sponsors’ contributions are cancelled on the month subsequent to the month when a Participant reaches the age of 57 years old, 10 years of uninterrupted membership of PBS-TCS and the TCSPREV Plan, 10 years of Credited Services at the sponsor, and 35 years of registration with the official Social Security scheme.

The TCSPREV group Participant’s Voluntary Contribution corresponds to the product obtained, in whole numbers, by applying a percentage of up 22%, elected by the Participant, to the Participation Salary. The Sporadic Contribution of a Participant is optional and both its amount and frequency are freely chosen by the Participant, provided it is not lower than one (1) UPTCS (TCSPREV’s pension unit). The Sponsor does not make any counterpart contribution to the Participant’s Voluntary or Sporadic contribution.

The Plan’s Charter provides for contribution parity by the Participants and the Sponsors. The plan is funded under the capital formation approach.

(v)	PBS-TNC

Defined contribution pension Benefit Plan, enrolled with the CNPB under No. 2000.0013-19.

The contributions from Active Participants of the PBS-TNC Benefit Plan correspond to the sum of: (i) 0.28% to 0.85% of the Contribution Salary (according to the participant’s age on enrollment date); (ii) 0.57% of Contribution Salary that exceeds half of one Standard Unit; and (iii) 6.25% of the Contribution Salary that exceeds one Standard Unit. The Sponsors’ contributions are equivalent to a percentage of the payroll of the employees who are Active Plan Participants, as set on an annual basis in the Costing Plan.

The contribution of the Current Beneficiaries (only those who receive a retirement allowance) is equivalent to a percentage to be set on an annual basis in the Costing Plan, applied on the overall benefit, limited to the amount of the allowance.

The plan is funded under the capital formation approach.

(vi)	CELPREV

Defined Contribution Pension Benefit Plan, enrolled with the CNPB under No. 2004.0009-29.

The Participant’s Basic Regular Contribution corresponds to the product obtained by applying a percentage, 0%, 0.5%, 1%, 1.5% or 2%, depending on each participant’s option, to his or her Contribution Salary (SP). The Sponsors contribute with an amount equivalent to such contribution, less the monthly, mandatory contribution of each Sponsor required to fund risk costs (Sick Pay Benefit).

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Additional Regular Contribution corresponds The Participant’s Basic Regular Contribution corresponds to the product obtained by applying a percentage ranging from 0% to 6%, in multiples of 0.5%, as elected by each participant, on the Contribution Salary exceeding 10 Plan Benchmark Units (URPs). The Sponsors contribute with an equivalent amount.

The Participant’s Voluntary Contribution corresponds to a whole number percentage, freely elected by each participant, applied on the Contribution Salary. The Sponsor does not make any counterpart contribution to this contribution.

The Sponsor’s Nonrecurring Contribution is voluntarily and corresponds to applying a percentage ranging from 50% to 150% of the aggregate Basic Regular and Additional Regular Contributions of the Sponsor, pursuant to consistent, non-discriminatory criteria, made with the frequency set by the Sponsor.

The Sponsor’s Special Contribution is specific for new Plan members who have joined the plan within 90 days starting March 18, 2004.

The Sponsor’s monthly, mandatory Risk Contribution, required to fund the Sick Pay Benefit, corresponds to percentage of Non-migrating Participants’ Contribution Salary payroll. The plan is funded under the capital formation approach.

2)	SISTEL

SISTEL is a nonprofit, private welfare and pension entity, established in November 1977, which is engaged in creating and operating private plans to grant benefits in the form of lump sums or annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to SISTEL’s sponsors.

Plans

(i)	PBS-A

Multiemployer pension plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 1, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit and the Company is jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2017, the PBS-A plan had a surplus of R$2,387,963. No contributions were required in 2017, 2016 and 2015.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	PAMA

PAMA is a multiemployer healthcare plan for retired employees aimed at providing medical care to beneficiaries, with copayments by and contributions from the latter. The PAMA plan has been closed to new members since February 2000, other than new beneficiaries of current members and employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan. In December 2003, the Company began sponsoring the PCE –Special Coverage Plan, or the PCE plan, a health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PAMA plan. From February to July 2004, December 2005 to April 2006, June to September 2008, July 2009 to February 2010, March to November 2010, February 2011 to March 2012 and March 2012 until today, the Company offered incentives to its employees to migrate from the PAMA plan to the PCE plan.

In October 2015, in compliance with a court order, Sistel transferred the surpluses of the PBS-A benefits plan, amounting to R$3,042 million, to ensure the solvency of the plan PAMA. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the Company, apportioned proportionally to the obligations of the defined benefit plan.

As of December 31, 2017, the PAMA plan had a surplus of R$395,359. No significant contribution in 2017, 2016 and 2015.

3)	PAMEC-BrT—Assistance plan managed by the Company

Defined benefit plan intended to provide medical care to the retirees and survivor pensioners linked to the TCSPREV pension plan managed by FATL.

The contributions for PAMEC-BrT were fully paid in July 1998, through a bullet payment. However, as this plan is now administrated by the Company, after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Funded Status

Changes in the actuarial obligations, fair value of assets and amounts recognized in the balance sheet

	2017					2016
	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC
Projected benefit obligation at the beginning of the year	572,477	2,306,858	3,491,343	286,159	3,276	497,129	2,000,754	2,792,547	244,178	2,585
Service cost	457	102	1,545	33	—	551	138	2,042	24
Interest cost	64,927	260,650	397,842	32,488	378	62,214	249,319	350,701	30,475	330
Benefits paid	(54,979)	(205,879)	(263,493)	(23,158)	(122)	(53,329)	(196,368)	(245,496)	(21,746)	(157)
Participan’s contributions	—	—	—	41	—				42
Changes in actuarial assumptions	42,384	162,980	197,816	12,096	(232)	65.912	253.015	591.550	33.216	517

Projected benefit obligation at the end of the year	625,266	2,524,711	3,825,053	307,659	3,300	572,477	2,306,858	3,491,343	286,159	3,276

	2017					2016
	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC
Fair value of plan assets at the beginning of the year	1,845,367	1,806,042	3,853,595	314,203		1,558,858	1,601,000	3,275,485	277,624
Actual return on plan assets	163,580	295,413	552,451	69,540		340,110	354,410	823,606	58,211
Company’s contributions	—	15		73	122		47,000		72	157
Participan’s contributions	—	—		41					42
Benefits paid	(54,979)	(205,879)	(263,493)	(23,158)	(122)	(53,329)	(196,368)	(245,496)	(21,746)	(157)

Fair value of plan assets at the end of the year	1,953,967	1,895,591	4,142,553	360,700		1,845,367	1,806,042	3,853,595	314,203

	2017					2016
	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC
Funded (unfunded) status of plan	(1,328,701)	629,120	(317,500)	(53,041)	3,300	(1,272,889)	500,816	(362,251)	(28,044)	3,276

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Net periodic defined benefit pension cost for the years ended December 31, 2017, 2016 and 2015 includes the following:

	2017
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar
Net service cost	457	102	1.545	0,.033
Interest cost	64,927	260,650	397.842	32.488
Expected return on plan assets	(220,246)	(210,579)	(440.696)	(35.817)
Amortization of net actuarial losses (gains)			16.482
Amortization of prior year service costs (gains)	(5,636)	1,552
Amortization of initial transition obligation

Net periodic pension cost (benefit)	(160,498)	51,724	(24,828)	(3.297)

	2016
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Net service cost	551	138	2,042	24
Interest cost	62,214	249,319	350,701	30,475	330
Expected return on plan assets	(193,747)	(206,407)	(413,965)	(34,872)
Amortization of net actuarial losses (gains)			4,380
Amortization of prior year service costs (gains)	(5,636)	1,552
Amortization of initial transition obligation			(1,051)

Net periodic pension cost (benefit)	(136,618)	44,603	(57,894)	(4,373)	330

	2015
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Net service cost	586	142	2,785	80
Interest cost	57,066	228,738	328,289	28,089	345
Expected return on plan assets	(162,701)	(180,363)	(356,313)	(29,293)
Amortization of net actuarial losses (gains)			47,438
Amortization of prior year service costs (gains)	(5,636)	1,552
Amortization of initial transition obligation			(4,203)

Net periodic pension cost (benefit)	(110,684)	50,069	17,996	(1,124)	345

The net periodic pension cost expected to be recognized in 2018 are as follows:

	2018
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Net service cost	192	81	1,870	40
Interest cost	59,093	237,931	362,886	29,114	317
Expected return on plan assets	(195,301)	(189,525)	(420,557)	(36,744)
Amortization of net actuarial losses (gains)		9,038	32,823
Amortization of prior year service costs (gains)	(5,636)	1,552

Net periodic pension cost (benefit)	(141,652)	59,077	(22,978)	(7,590)	317

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2017
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Discount rate for determining projected benefit obligations	9.83%	9.83%	9.83%
Expected long-term rate of return on plan assets	9.83%	9.83%	9.83%
Annual salary increases	By Sponsor	By Sponsor	By Sponsor
Rate of compensation increase	4.30%	4.30%	4.30%
Inflation rate assumption used in the above	4.30%	4.30%	4.30%

	2016
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Discount rate for determining projected benefit obligations	11.83%	11.83%	11.83%
Expected long-term rate of return on plan assets	11.83%	11.83%	11.83%
Annual salary increases	6.45%	1.5%	5.50%
Rate of compensation increase	5.50%	5.50%	5.50%
Inflation rate assumption used in the above	5.50%	5.50%	5.50%

Investment policy of the plans

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3,121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The assets on December 31, 2017 consists mainly of the following portfolio: 91% in debt securities, 5% in equity of Brazilian companies and 4% in real estate and other assets.

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, debt securities investments are preferred when choosing the allocation of its assets, representing 89% of the portfolio in December 31, 2017.

The investment policies and strategies for BrTPREV, TCSPREV and PAMEC, which is approved annually by the pension fund’s board states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real estate. In the fixed income portfolio, only low credit risk securities are allowed.

Derivative instruments are only permitted for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the investment committee, consisted of the pension fund’s officers, investment manager and one member designated by the Board. Execution is performed by the Finance Department.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The average ceilings set for the different types of investment permitted for pension funds are as follows:

ASSET SEGMENT	TCSPREV	BrTPREV	PBS- Telemar	TelemarPrev
Fixed income	100.00%	100.00%	100.00%	100.00%
Variable income	17.00%	17.00%	17.00%	17.00%
Structured investments	20.00%	20.00%	20.00%	20.00%
Investments abroad	5.00%	5.00%	2.00%	5.00%
Real estate	8.00%	8.00%	8.00%	8.00%
Loans to participants	15.00%	15.00%	15.00%	15.00%

The allocation of plan assets at December 31, 2017 is as follows:

ASSET SEGMENT	TCSPREV	BrTPREV	PBS- Telemar	TelemarPrev
Fixed income	85.86%	94.57%	91.26%	92.28%
Variable income	3.46%	0.81%	1.04%	1.99%
Equity securities	9.68%	3.21%	6.48%	4.33%
Real estate	0.74%	0.80%	0.85%	0.75%
Loans to participants	0.26%	0.61%	0.37%	0.65%
Total	100.00%	100.00%	100.00%	100.00%

Expected contribution and benefits

The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	TCSPREV	BrTPREV	PBS- Telemar	TelemarPrev
2018	48,225	208,535	22,972	266,863
2019	47,856	206,160	23,849	274,123
2020	49,704	212,574	24,712	285,297
2021	51,621	218,956	25,568	296,944
2022	53,373	225,217	26,426	308,884
2023 until 2027	293,164	1,212,616	144,602	1,730,074

(b)	Employee profit sharing

In the year ended December 31, 2017, 2016 and 2015 the Company and its subsidiaries recognized provisions for employee profit sharing based on individual and corporate goal attainment estimates totaling R$309,744, R$74,211 and R$210,054, respectively.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Share-based compensation

The Long-term Incentive Program (2015-2017), approved by the Company’s Board of Directors on March 13, 2015, seeks a greater alignment with the Company’s management cycle and business priorities. The Program consists of the payment of gross cash reward, in accordance with the Laws and Regulations, as a result of the compliance with the goals set for 2015-2017. The gross cash reward is benchmarked to the quotation of Company shares. The Company also disclose that the beneficiaries are not entitled to receiving Company shares since the Program does not provide for the transfer of shares to its beneficiaries.

23.     SEGMENT INFORMATION

The Company uses operating segment information for decision-making. The Company identified only one operating segment that corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer basically to the following companies: Companhia Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola, and Timor Telecom, which provide fixed and mobile telecommunications services and publish telephone directories, and which have been consolidated since May 2014.

The revenue generation is assessed by the Company based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and pay TV;

•	Personal Mobility, focused on the sale of mobile telephony services to subscription and prepaid customers, and mobile broadband customers; and

•	SMEs/Corporate, which includes corporate solutions offered to small, medium-sized, and large corporate customers.

No single customer represent more than 10% of revenues neither 10% of receivables,

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Telecommunications in Brazil

In preparing the financial statements for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Residential	9,170,835	9,376,266	9,779,218
Personal mobility	7,644,515	7,848,610	8,430,890
SMEs/Corporate	6,485,898	7,606,598	7,973,893
Other services and businesses	255,692	332,078	257,090

Net operating revenue	23,556,940	25,163,552	26,441,091

Operating expenses
Depreciation and amortization	(5,803,487)	(6,128,402)	(5,996,157)
Interconnection	(771,212)	(1,141,786)	(1,757,277)
Personnel	(2,749,038)	(2,750,323)	(2,618,139)
Third-party services	(6,149,189)	(6,243,623)	(6,154,900)
Network maintenance services	(1,235,760)	(1,501,701)	(1,860,646)
Handset and other costs	(214,102)	(252,265)	(226,826)
Advertising and publicity	(410,495)	(427,463)	(379,537)
Rentals and Insurance	(4,152,521)	(4,284,672)	(3,553,881)
Provisions/reversals	(143,517)	(1,056,436)	(1,836,380)
Allowance for doubtful accounts	(740,575)	(622,527)	(692,935)
Impairment losses		(225,512)	(501,465)
Taxes and other expenses	(277,372)	(399,123)	(961,957)
Other operating income, net	(1,234,477)	(132,211)
Reorganization items, net	(2,371,919)	(9,005,998)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	(2,696,724)	(9,008,490)	(99,009)

FINANCIAL INCOME (EXPENSES)
Financial income	1,331,699	944,611	4,493,042
Financial expenses	(2,075,430)	(4,539,997)	(11,420,837)

PRETAX INCOME	(3,440,455)	(12,603,876)	(7,026,804)

Income tax and social contribution	(1,498,216)	(87,379)	(3,202,817)

LOSS FROM CONTINUING OPERATIONS	(4,938,671)	(12,691,255)	(10,229,621)

Reconciliation of revenue and income (loss) and information per geographic market

In the years ended December 31, 2017, 2016 and 2015, the reconciliation of the revenue of the segment Telecommunications in Brazil and total consolidated revenue is as follows:

	2017	2016	2015
Net operating revenue
Revenue related to the reportable segment	23,556,940	25,163,552	26,441,091
Revenue related to other businesses	232,714	832,871	912,674

Consolidated net operating revenue	23,789,654	25,996,423	27,353,765

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In the years ended December 31, 2017, 2016 and 2015, the reconciliation between the profit (loss) before taxes of the segment telecommunications in Brazil and the consolidated profit (loss) before taxes is as follows:

	2017	2016	2015
Profit (loss) before taxes
Telecommunications in Brazil	(3,440,455)	(12,603,876)	(7,026,804)
Other businesses	(938,193)	(830,752)	479,688

Consolidated income before taxes	(4,378,648)	(13,434,628)	(6,547,116)

Total assets, liabilities and property, plant and equipment and intangible assets per geographic market at December 31, 2017 and 2016 are as follows:

	2017
	Total assets	Total liabilities	Property, plant and equipment assets	Intangible assets	Capital expenditures on property, plant and equipment and intangible assets
Brazil	66,311,553	80,316,703	26,934,278	9,206,776	4,258,545
Other, primarily Africa	4,675,216	354,127	149,176	48,063	57,947

	2016
	Total assets	Total liabilities	Property, plant and equipment assets	Intangible assets	Capital expenditures on property, plant and equipment and intangible assets
Brazil	68,642,952	78,851,283	25,696,473	10,353,896	3,120,854
Other, primarily Africa	5,403,903	544,865	383,359	157,163	142,717

No single customer accounts for more than 10% of consolidated revenue.

24.     RELATED-PARTY TRANSACTIONS

Transactions with joint venture, associates, and unconsolidated entities

	2017	2016
Accounts receivable and other assets	5,929	5,328
Other entities	5,929	5,328

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2017	2016
Accounts payable and other liabilities	67,654	87,085
Hispamar	62,094	79,354
Other entities	5,560	7,731

	2017	2016
Revenue
Revenue from services rendered	119	86
Other entities	119	86

	2017	2016
Costs/expenses
Operating costs and expenses	(215,079)	(258,114)
Hispamar	(185,223)	(220,951)
Other entities	(29,856)	(37,163)

The balances and transactions with jointly controlled entities, associates, and unconsolidated entities result from business transactions carried out in the normal course of operations, namely the provision of telecommunications services by the Company to these entities and the acquisition of these entities’ contents and the lease of their infrastructure.

Under the terms of the agreements entered into Company and Pharol aimed at the union of their share bases, a set of Pharol’s assets and liabilities were transferred to the Company, which assumed the compensation or payment obligation of possible incurred contingencies. Up to December 31, 2017, the Company paid to third parties contingencies incurred by Pharol amounting to €5.5 million and as at December 31, 2017 it held judicial deposits and an escrow deposit in favor of third parties totaling €21.6 million, and was the guarantor in certain bank guarantees of Pharol, on account of lawsuits, totaling to €187.4 million.

Compensation of key management personnel

In 2017 the compensation of the officers responsible for the planning, management and control of the Company’s activities, including the compensation of the directors and executive officers in 2017, totaled R$49,688 (R$39,022 in 2016). The ratification of the JRP by the Court, after its voting and approval by the creditors at the creditors’ general meeting entails the payment of an extraordinary, nonrecurring compensation to the statutory executive committee, of up to R$15.5 million, net of taxes and charges, as established in the agreements entered into with the executive officers and previously approved by the Company’s Board of Directors.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

25.     HELD-FOR-SALE ASSETS

Sale of PT Portugal shares to Altice

On December 9, 2014, the Company and Altice entered into a purchase and sale agreement of all PT Portugal shares to Altice, basically involving the operations conducted by PT Portugal in Portugal and in Hungary.

On January 22, 2015, Pharol shareholders approved the sale by Oi of all PT Portugal shares to Altice, under the terms and conditions of the Share Purchase and Sale Agreement. Accordingly, the suspensive condition provided for in said agreement to its effectiveness was implemented.

On June 2, 2015, the sale by Oi to Altice of its entire stake in PT Portugal was completed, after the compliance with all the conditions precedent. Altice Portugal paid a total of €5,789 million for PT Portugal, of which €4,920 million were received in cash by Oi and PTIF and €869 million were immediately allocated to settle PT Portugal euro-denominated debt. The price paid by Altice is subject to a contractually established adjustment mechanism and the agreement also provides for an earn-out of €500 million related to PT Portugal’s future generation of revenue. The recognition of this latter amount will depend on the achievement of contractual indicators. In addition, Oi provided to the buyer a set of guarantees and representations, usual in this type of agreements.

With the sale of PT Portugal shares to Altice, the loss on divesture is presented as discontinued operations in a single line of the income statement, as follows:

2015
Loss on sale of PT Portugal and divesture-related expenses (i)	(625,464)
Comprehensive income transferred to the income statement (ii)	(225,934)
Loss for the period of discontinued operations (iii)	(15,741)

Profit for the period from discontinued operations (iv)	(867,139)

(i)

The loss on the sale of PT Portugal includes: (1) the derecognized investment cost that includes goodwill arising on the business combination between the Company and PT less the R$3.8 billion allowance for loss recognized in December 2014, and selling expenses totaling R$1.3 billion; and (2) the R$0.7 billion revenue related to cash proceeds received directly by the Company. The final price is subject to possible post-closing adjustments to be determined in the following months based on changes in the cash, debt, and working capital positions at the closing date.

(ii)

Refers to the cumulative foreign exchange differences gains totaling R$0.5 billion and actuarial losses from pensions and postretirement benefits plans totaling R$0.7 billion recognized in other comprehensive income, transferred from equity to profit or loss for the year due to divesture.

(iii)	Refers to PT Portugal’s loss recognized as equity in profits of subsidiaries for 2015.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Approval of preparatory actions for the sale of Africatel

At the Board of Directors’ meeting held on September 16, 2014, the Company’s management was authorized to take all the necessary actions to divest the Company’s stake in Africatel, representing at the time 75% of Africatel’s share capital, and/or dispose of its assets. Oi would lead the sale process, even though it believes that it would be in the best interests of both Africatel shareholders to maximize the value of their investments, that this sale be coordinated with Samba Luxco, a Helios Investors L.P. affiliate that held the remaining 25% of Africatel’s share capital. Oi was committed to working with its local partners and each one of the operating companies where Africatel holds investments to ensure a coordinated transition of its interests in these companies.

Notwithstanding the above, the indirect subsidiary Africatel GmbH & Co. KG (“Africatel GmbH”), direct holder of the Company’s investment in Africatel, received on September 16, 2014 a letter from Samba Luxco, where Samba Luxco exercised an alleged right to sell the shares it holds in Africatel (put option), pursuant to Africatel’s shareholders’ agreement. According to this letter, this put option results from the indirect transfer of Africatel shares, previously indirectly held by Pharol, to the Company as the payment for the capital increase made in May 2014. In the letter, Samba Luxco purported to exercise the alleged put right and thereby required Africatel GmbH to acquire its shares in Africatel.

The Company believes that there was not any action or event that, under Africatel’s shareholders’ agreement terms, would trigger the right to exercise the put option. Accordingly, without prejudice to the value the Company attributes to maintaining a relationship of mutual respect with Samba Luxco, Africatel GmbH decided to challenge the exercise of this put option by Samba Luxco, pursuant to Africatel’s shareholders’ agreement, which was duly notified in Africatel GmbH’s reply to Samba Luxco’s letter, on September 26, 2014.

Thus, on November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain ancillary rights and claims. Africatel GmbH presented its reply to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015 and Africatel GmbH filed its defense on October 9, 2015.

At the same time it intended to vigorously defend Africatel GmbH in this proceeding, Oi also focused its efforts on the sale of Africatel and/or its assets, since the Company believed that if this goal were successfully met, the initiated arbitration proceeding would lose its purposes.

On June 16, 2016, PT Participações, Africatel GmbH and Africatel, and Company subsidiaries, entered into a series of contractual agreements with Samba Luxco, with the primary purpose of resolving and terminate the arbitration proceeding.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The agreements entered into include the amendments to Africatel’s Shareholders’ Agreement and a Settlement and Share Exchange Agreement (“SSEA”), under which Samba Luxco should, upon the implementation of the agreement: (i) terminate the ongoing arbitration proceeding and exempt the Company’s subsidiaries with regard to all the past and current demands related to alleged breaches of Africatel’s Shareholders’ Agreement and raise in the arbitration proceeding, (ii) waive certain approval rights it had under Africatel’s Shareholders’ Agreement, and (iii) transfer to Africatel 11,000 Africatel shares, each with a par value of €1.00, thus decreasing Samba Luxco’s stake in Africatel from 25% to 14%. In exchange, Africatel BV should transfer to Samba Luxco its current stake of approximately 34% in the capital of the Namibian telecommunications operator Mobile Telecommunications Limited (“MTC”).

On January 31, 2017, since all the required regulatory and anti-competition approvals were obtained and all other contractual terms and conditions were complied, the transactions provided for in the contractual agreements entered into on June 16, 2016 were obtained. As a result, Samba Luxco reduced its stake in Africatel to 14,000 shares and the latter transferred to Samba Luxco entire its stake in MTC.

Samba Luxco also irrevocably and unconditionally held harmless Africatel GmbH, Africatel, Pharol, and their associates and their successors from all claims presented in the arbitration proceeding. The parties required the arbitration court constituted pursuant to the International Chamber of Commerce to issue a Consent Sentence to register the terms of the agreement established in the SSEA, and accordingly, the arbitration proceeding was terminated and Oi subsidiaries received a settlement of all past and current demands of Samba Luxco related to the alleged violations of Africatel’s Shareholders’ Agreement, raised during the arbitration proceeding.

Subsequently, on March 29, 2017, Africatel GmbH and Samba Luxco approved, in a Shareholders’ Resolution, the cancellation of the 11,000 Africatel shares that Samba Luxco had transferred to the latter and which were held in treasury. The shareholders also approved the cancellation of an additional 1,791 Africatel shares held by Samba Luxco, and as a result the stakes of Africatel GmbH and Samba Luxco in Africatel changed to 86% and 14%, respectively.

The effects of the assignment/transfer among shareholders of Africatel’s 34% stake in subsidiary MTC – Mobile Telecommunications Limited, in exchange for the reduction of the non-controlling shareholder’s stake, Samba Luxco, in Africatel were R$145,787 in equity attributable to owners of the company and R$228,343 in equity attributable to non-controlling interests.

With regards to Africatel’s indirect stake in Unitel, through its subsidiary PT Ventures, it is worth noting that on October 13, 2015 PT Ventures initiate the arbitration proceeding against Unitel’s shareholders as a result of the violation by the latter of several rules of Unitel’s shareholders’ agreement and the Angolan law, including the fact that such shareholders caused Unitel not to pay the dividends paid to PT Ventures and retain the information and clarifications on such payment. On October 14, 2016, PT Ventures filed its initial arguments, together with a report issued by a financial specialist. The amount claimed by PT Ventures is US$3,036,494,891, plus interest accrued through the actual payment date by the Defendants, totaling US$3,400,847,957 on October 14, 2016, according to the financial specialist’s report. An arbitration judgment hearing was held from February 7 to 16, 2018, where each party presented its arguments and the factual witnesses and experts from each side were heard.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Additionally, on October 20, 2015, PT Ventures filed an action for a declaration of sentence against Unitel with an Angolan court, claiming the recognition of PT Ventures’ right to receive the outstanding dividends declared in 2010, and the dividends for the years 2011, 2012, and 2013.

The other shareholders of Unitel have asserted to PT Ventures that they believe that Pharol’s sale of a non-controlling interest in Africatel to Samba Luxco in 2007, and the indirect transfer of Unitel shares previously indirectly held by Pharol to the Company to pay in the capital increase complete in May 2014, constituted a breach the Unitel shareholders’ agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders’ agreement and believes that such provisions apply only to a transfer of Unitel shares by PT Ventures itself. By the date of this report, the Company had not been notified of any proceedings initiated with respect to Pharol’s sale of a non-controlling stake in Africatel to Samba Luxco.

The assets of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell. The sale of the African assets is being actively marketed and the Company has received some indications of interest. The PRJ prepared by the Company and approved by the creditors and the Court, includes an additional measure to obtain cash related with the sale of international assets.

The African operations are consolidated in the statement of profit or loss since May 5, 2014.

The main components of the assets held sale and liabilities associated to assets held for sale of the African operations are as follows:

	2017	2016
Held-for-sale assets	4,675,216	5,403,903
Cash, cash equivalents and short-term investments	156,128	241,982
Accounts receivable	123,109	143,152
Dividends receivable (i)	2,012,146	2,008,556
Available-for-sale financial asset (ii)	1,965,972	2,047,379
Other assets	123,865	120,277
Deferred Income Tax	54,540	460
Investments	42,217	33,859
Property, plant and equipment	149,176	383,359
Intangible assets	48,063	157,163
Goodwill (iii)	—	267,716

Liabilities directly associated to assets held for sale	354,127	544,865

Borrowings and financing	260	550
Trade payables	34,407	80,477
Provisions for pension plans	366	465
Other liabilities	319,094	463,373
Non-controlling interests (iv)	293,456	790,996

Total assets held for sale and liabilities associated to assets held for sale	4,027,633	4,068,042

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(i)

This caption refers to the estimated recoverable amount of dividends and correspondent interests receivable from Unitel. As of December 31, 2017 gross amount of unpaid dividends by Unitel to PT Ventures totaled US$796 million and refers to the distribution of accumulated earnings in 2009 and the distribution of profits for fiscal years 2011, 2012, 2013, and 2014. In order to estimate the present value of the recoverable amount of unpaid dividends the Company takes into account (1) its legal advisors’ opinion regarding the outcome of the law suits filed in a Angolan’s Court and Paris’ ICC to collect this amounts from Unitel, (2) the liquidity position of Unitel as of December 31, 2017, (3) the decision of Unitel to accrue interests on the delayed payments and (4) a weight average cost of capital and an interest rate for accrual of interests;

(ii)

Refers mainly to the fair value of the indirect interest financial investment of 25% of Unitel’s share capital, classified as held for sale. As at December 31, 2017 the estimated fair value of the investment in Unitel was R$1,920 million (R$1,995 million at December 31, 2016). The fair value of this investment is computed by the Company using a discounted cash-flow methodology, which includes (1) cash flows forecasts for a five-year period, (2) a 1,5% growth rate to extrapolate the cash flows projections (1,5% in 2016), (3) exchange rate forecasts of Angolan Kwanza and (4) a weight average cost of capital of 17.1% (19% in 2016), which was computed based on financial market information and on the assessment of the management regarding the business environment and relationship with the others shareholders and Unitel itself. The Company monitors and periodically updates the main assumptions used in the fair value measurement considering the changes occurred in financial market conditions and the impacts of news events related to the investment, notably the lawsuits filed against Unitel and its shareholders in Angolan Courts and ICC Paris.

(iii)

The reduction in goodwill is primarily represented by the implementation of, in the first quarter of 2017, the transactions provided for in the contractual instruments entered into with Samba Luxco, which reduced its stake in Africatel, while Africatel transferred to Samba Luxco its entire stake in MTC. In December 2017, annual impairment tests were conducted based on the internal valuation made, including cash flows forecasts for a five-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of an appropriate discount rate, calculated based on the weight average cost of capital of from 11.7% to 17.7%, taking into consideration Africans business environment.

(iv)	Represented mainly by the Samba Luxco’s 14% stake in Africatel and, consequently, in its net assets.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

26.     OTHER INFORMATION

(a)	Rio Forte Securities

On June 30, 2014, the Company was informed, through a notice disclosed by Pharol, of the investment made by PTIF and PT Portugal, companies contributed by Pharol to Oi in the capital increase, in a commercial paper of Rio Forte Investments S.A. (“Securities” and “Rio Forte”, respectively), a company part of the Portuguese group Espírito Santo (“GES”), when both PTIF and PT Portugal were Pharol subsidiaries.

According to said notice, the Securities had been issued in the total amount of €897 million, and bore average annual interest of 3.6% and matured on July 15 and July 17, 2014 (€847 and €50 million, respectively), stressing that since April 28, 2014 no other investment and/or renewal of this type of investments had been made.

Both PT Portugal and PTIF (collectively “Oi Subsidiaries”) became Company subsidiaries due to the assignment of all PT Portugal shares to the Company by Pharol, on May 5, 2014, to pay in the Company’s capital increase approved on April 28 and 30, 2014.

The Securities matured in July 2014 and subsequent the cure period for payment of the securities ended without Rio Forte paying the amount due. The Luxembourg Commercial Court denied Rio Forte’s request for controlled management on October 17, 2014 and Rio Forte’s bankruptcy was declared on December 8, 2014.

Agreements entered into by the Company, TmarPart, and Pharol related to the cash investments made in Rio Forte commercial papers

On September 8, 2014, after obtaining the due corporate approvals, the Company, Oi Subsidiaries, TmarPart, and Pharol entered into definitive agreements related to the investments made in the Securities. The agreements provided for (i) an exchange (the “Exchange”) through which Oi Subsidiaries transferred the Securities to Pharol in exchange for preferred and common shares of the Company held by Pharol, as well as (ii) the assignment by Oi Subsidiaries of a call option on the Company shares to the benefit of PT (“Call Option”).

On March 26, 2015, in order to comply with the conditions presented by the CVM’s Board to grant the waivers necessary for the implementation of the Share Exchange and Put Option, according to the decision issued on March 4, 2015, the Company held a Shareholders’ Meeting which approved the terms and conditions of the Share Exchange and Put Option agreements.

On March 31, 2015, the Company announced in a Material Fact Notice, the consummation of the Exchange, under which Pharol delivered to PTIF unencumbered Oi shares corresponding to 47,434,872 OIBR3 (common shares) and 94,869,744 OIBR4 (preferred shares) (“Exchanged Shares”); and in exchange Oi, through PTIF, delivered the Securities to Pharol, totaling €897 million, with no money involved.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

With implementation of the Exchange, Pharol became the holder of the Securities and the sole responsible for negotiating with Rio Forte and the decisions related to the Securities, and the Company is responsible for the supporting documentation to Pharol to take the necessary actions to collect the receivables represented by the Securities.

As a result of the consummation of the Exchange, Pharol’s direct interest in Oi decreased from 104,580,393 common shares and 172,025,273 preferred shares, representing 37.66% of the voting capital (ex-treasury) and 32.82% of the total capital of Oi (ex-treasury) to 57,145,521 common shares and 77,155,529 preferred shares, representing 24.81% of the voting capital (ex-treasury) and 19.17% of the total capital of Oi (ex-treasury).

Main terms of the Call Option for the Purchase of Shares (“Option Contract”)

Under the Call Option Agreement entered into on September 8, 2014 by Pharol, PTIF, PT Portugal, Oi, and TmarPart, the call option became exercisable with the consummation of the Exchange, beginning March 31, 2015, at any time, during a six-year period.

Under the terms of the Call Option Agreement, the Call Option will involve 47,434,872 Oi common shares and 94,869,744 Oi preferred shares (“Shares Subject to the Option”) and can be exercised, in whole or in part, at any time, pursuant to the following terms and conditions:

(i) Term: six (6) years, noting that Pharol’s right to exercise the Option on the Shares Subject to the Option will be reduced by the percentages below:

Date of Reduction	% of Shares Subject to the Option that ceases to be subject to the Option each year
As from 03/31/2016	10%
As from 03/31/2017	18%
As from 03/31/2018	18%
As from 03/31/2019	18%
As from 03/31/2020	18%
As from 03/31/2021	18%

(ii) Exercise Price: R$1.8529 per Company preferred share and R$2.0104 per Company common share, before the reverse share split approved on November 18, 2014, as adjusted by the interbank deposit rate (CDI), plus 1.5% per annum, calculated on a pro rata temporis basis, from the date of the Exchange to the date of the effective payment of each exercise price, in whole or in part, of the Option. The exercise price of the shares will be paid in cash, at the transfer date of the Shares Subject to the Option.

By March 31, 2017, Pharol had not exercised the Option, in whole or in part, on the Shares Subject to the Option. Accordingly, since March 31, 2016, 4,743,487 common shares and 9,486,974 preferred shares issued by the Company, equivalent to 10% of the Shares Subject to the Option and since March 31, 2017, another 8,538,277 common shares and 17,076,554, equivalent to 18% of the Shares Subject to the Option are no longer subject to the Option. 34,153,108 common shares and 68,306,216 preferred shares are still subject to the Option.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Oi is not required to maintain the Exchanged Shares in treasury. In the event that PTIF or any of The Company’s subsidiaries do not hold, in treasury, a sufficient number of Shares Subject to the Option to transfer to Pharol, the Option may be financially settled through payment by Oi Subsidiaries of the amount corresponding to the difference between the market price of the Shares Subject to the Option and the respective exercise price corresponding to these shares.

While the Option remains effective, Pharol may not purchase Oi shares, directly or indirectly, in any manner other than by exercising the Option. Pharol may not transfer or assign the Option, nor grant any rights under the Option, including security, without the consent of Oi. If Pharol issues, directly or indirectly, derivatives that are backed by or referenced to Oi shares, it shall immediately use the proceeds derived from such a derivative transaction, directly or indirectly, to acquire the Shares Subject to the Option.

Oi may terminate the Option if (i) the Bylaws of Pharol are amended voluntarily to remove or amend the provision that limits the voting right to 10% of all votes corresponding to the capital stock of Pharol; (ii) Pharol directly or indirectly engages in activities that compete with the activities of Oi or its subsidiaries in the countries in which they operate; (iii) Pharol violates certain obligations under the Option Contract.

On March 31, 2015, the Option Agreement was amended to provide for (i) the possibility of Pharol assigning or transferring the Call Option, regardless of previous consent by Oi, provided that such assignment or transfer covers at least  1⁄4 of the Shares Subject to the Option, and Pharol can freely use the proceeds of such transactions, (ii) the possibility of Pharol, subject to previous, written consent from Oi, creating or granting any rights arising on the Call Option or, pledging the guarantees supported by the Call Option, and (iii) the grant of a right of first refusal to Oi for the acquisition of the Call Option, should Pharol wish to sell, assign, transfer, contribute the capital of another entity, transmit, or otherwise sell or dispose of the Call Option.

This amendment has been executed with a suspensive condition and would be only effective after an authorization from the CVM to amend the Option Agreement were granted. However, at a meeting held on December 16, 2015, the CVM’s board decided to refuse the entire request filed by the Company for waiver of the requirements of CVM Instructions 10/1980 and 390/2003 to amend the Option Agreement.

These Instructions determine that the acquisition and sale of shares of a publicly held company must be conducted in a stock exchange and that the stock options transactions of a publicly held company must be conducted in the markets where the company’s shares are traded, and interdicts any private transactions. The waiver of these requirements would allow the enforcement of the provisions of the amendment to the Call Option Agreement related to (i) the possibility of privately transferring the Call Option from Pharol to Oi; (ii) granting a right of first refusal to Oi to acquire the Call Option; and (iii) the possibility of making the payment of the Option acquisition price in Oi shares, if the right of first refusal if exercised.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As at December 31, 2017, the fair value of the Call Option is estimated at R$13 million calculated by the Company using the Black-Scholes model and theoretical share volatility assumptions, using the Revenue Approach valuation technique.

(b)	Actions to suspension of payments of Oi Holanda and PTIF

On August 9, 2016 and September 30, 2016, due to the risk of the Judicial Reorganization process in Brazil not being directly recognized in the Netherlands, as based on some treaty or regulation, Oi Holanda and PTIF separately filed requests to suspension of payments (“verzoekschrift tot aanvragen surseance van betaling”) with the Amsterdam District Court and concurrently filed the draft of the composition with creditors plan (“akkoord” or “Composition Plan”).

The requests filed to suspension of payments of Oi Holanda and PTIF were temporarily granted by the Amsterdam District Court on August 9, 2016 and October 3, 2016, respectively. In the decision that granted the payment stay request, the court appointed as trustees in the Netherlands (collectively, the “Dutch Trustees”) in the Netherlands for Oi Holanda and PTIF.

On December 1, 2016, the Dutch Trustees submitted requests to convert PTIF and Oi Holanda payments suspension proceedings into bankruptcy (collectively, the “Conversion Requests”). On January 12, 2017, the Dutch Court held hearings to decide on the Conversion Requests, at which occasion the Dutch Court informed that it would issue a decision on this matter on January 26, 2017. However, On January 26, 2017 the decision on the Conversion Requests was postponed to February 2, 2017, and on this date the Dutch Court rejected the Conversion Requests, thus maintaining the Suspension of Payments lawsuits of Oi Holanda and PTIF.

On February 10, 2017, certain creditors filed appeals against the decisions that rejected the Conversion Requests of Oi Holanda and PTIF (“Appeals”). On February 20, 2017, the Amsterdam Appellate Court, in the Netherlands, set the hearings on the appeals to March 29, 2017. On March 29, 2017, the hearings were held and the Dutch Appellate Court informed that it intended to disclose the related decisions on April 19, 2017. On April 19, 2017, said Appellate Court upheld the Appeals and determined that the suspension of payments proceedings of Oi Holanda and PTIF be converted into bankruptcy proceedings in the Netherlands. These decisions of the Dutch Appellate Court are restricted to its jurisdiction and the Dutch laws, are not final, and were subject to the appeals lodged by Oi Holanda and PTIF with the Dutch Supreme Court on May 1, 2017. On July 7, 2017, the Dutch Supreme Court overruled the appeals filed by Oi Holanda and PTIF and upheld the decisions of the Dutch Appellate Court that the proceedings must be converted into bankruptcy proceedings in the Netherlands. These Dutch Supreme Court decisions have no impact in Brazil while they are not ratified by the Brazilian Superior Court of Justice (and the Company is not aware that a proceeding aimed at such ratification has been initiated) and other jurisdictions that acknowledge the competence of the Brazilian courts to process the Judicial Reorganization.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On April 10, 2018, PTIF and Oi Holanda filed with the Dutch Court their composition plans—the terms of which are similar to those of the JRP approved by the creditors at the Creditor’ General Meeting on December 19 and 20, 2017 and ratified by the Judicial Reorganization Court on January 8, 2018(“Composition Plan” or “Composition Plans”)—and require setting dates for the submission of claims and a vote on the Composition Plans, which was granted by the Dutch Court on the same date, which set May 17, 2018 as the deadline for the submission of claims and June 1, 2018 to hold a vote on each Composition Plan.

On the same date, i.e., April 10, 2018, Oi released a Notice to the Market informing about the decision above and the detailing the consent solicitation procedure to PTIF’s and Oi Holanda’s for purposes of voting on their Composition Plan to be granted by the noteholders of 6.25% Notes issued by PTIF maturing in 2016 (ISIN Nº PTPTCYOM0008) (“PTIF Retail Notes”); 4.375% Notes issued by PTIF maturing in March 2017 (ISIN No. XS0215828913); 5.242% Notes issued by PTIF maturing in November 2017 (ISIN No. XS0441479804); 5.875% Notes issued by PTIF maturing in 2018 (ISIN No. XS 0843939918); 5.00% Notes issued by PTIF maturing in 2019 (ISIN No. XS0462994343); Notes 4.625% issued by PTIF maturing in 2020 (ISIN No. XS0927581842); 4.50% Notes issued by PTIF maturing in 2025 (ISIN No. XS0221854200); 5.625% Senior Notes issued by Oi Holanda maturing in 2021 (ISIN No. XS1245245045 e XS1245244402); and 5.75% Senior Notes issued by Oi Holanda maturing in 2022 (CUSIP/ISIN No. 10553M AD3/US10553MAD39 and P18445 AG4/USP18445AG42).

(c)	Lawsuits in the Netherlands

Syzygy Capital Management, Ltd., Loomis Sayles Strategic Income Fund, and two groups of Italian bond holders: (i) Sandro Boscolo Bragadin, Stefano Crispo, Paolo Denicoli, Ivano Falceri, Alex Lo Furno, Dario Farina, Aldo Fazzini, Walter Masoni, Salvatore Lucio Marcuccio, Luca Marsili, Aniello Aatrone, Vincenzo Matrone, Mario Parcianello, Francesca Risicato, Antonio Scalzullo, Giovanni Marcheselli, Nadia Benedett, and (ii) Allesandro Callegari, Stefano Capodarca, Banco Consulia S.P.A., Valentina Basso, and Piero Basso, have filed to date request for the declaration of bankruptcy of Oi Holanda with the Amsterdam District Court on June 27, 2016, July 8, 2016, July 11, 2016, and June 15, 2016, respectively.

Citicorp Trustee Company Limited, the trustee of the bonds issued by PTIF, filed on August 22, 2016 a request for the declaration of bankruptcy of PTIF with the Amsterdam District Court.

The bankruptcy requests referred to above remained suspended because Oi Holanda and PTIF filed payment suspension lawsuits.

On December 23, 2016, Citadel Horizon S.à.r.l., Citadel Equity Fund Ltd., Syzygy Capital Management Ltd., Trinity Investments Designated Activity Company, and York Global Finance Fund L.P. filed requests for the conversion of Oi Holanda’s payment suspension action into bankruptcy with the Amsterdam District Court. Citadel Horizon S.à.r.l. withdrew its request because it was proven that it is not an Oi Holanda creditor. The requests of the other creditors were rejected on February 2, 2017 under the same decision that rejected the Conversion Requests filed by the Dutch

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Trustees since the foundations of all these requests were similar. On February 20, 2017, the Amsterdam Appellate Court, in the Netherlands, set the hearings on the appeals to March 29, 2017. On March 29, 2017, the hearings were held and the Appellate Court informed that it intends to disclose the related decisions on April 19, 2017. On April 19, 2017, the Appellate Court upheld the appeals and determined that the suspension of payments proceedings of Oi Holanda and PTIF be converted into bankruptcy proceedings in the Netherlands. These decisions of the Dutch Appellate Court are restricted to its jurisdiction and the Dutch laws since Oi Holanda and PTIF have appealed against them with the Dutch Supreme Court on May 1, 2017.

On May 30, 2017, the Dutch Trustee of Oi Holanda filed a lawsuit in the Netherlands against Oi Móvel and Oi requiring, in brief: (i) the annulment of the loans entered into by Oi Holanda/Oi and Oi Holanda/Oi Móvel; and, as a result, (ii) the sentencing of Oi and Oi Móvel to repaying the loans, and (iii) the sentencing of Oi and Oi Móvel to the payment of compensation for damages resulting on account of the alleged wrongdoing, to be determined and discussed in a special proceeding.

On July 5, 2017, Oi Holanda filed an intervention request that was denied and which is now the subject of an appeal pending decision.

On July 7, 2017, the Dutch Supreme Court overruled the appeals filed by PTIF and Oi Holanda and on May 1, 2017 the same court upheld the decisions of the Dutch Appellate Court that the proceedings are to be converted into bankruptcy proceedings in the Netherlands. These Dutch Supreme Court decisions have no impact in Brazil while they are not ratified by the Superior Court of Justice (and the Company is not aware that a proceeding aimed at such ratification has been initiated) and other jurisdictions that acknowledge the competence of the Brazilian courts to process the Judicial Reorganization.

27.     REORGANIZATION ITEMS, NET

Transactions and events directly associated with the reorganization are required, under the guidance of ASC 852 Reorganizations, to be separately disclosed and distinguished from those of the ongoing operations of the business. The Company used the classification “Reorganization items, net” on the consolidated statements of operations to reflect expenses, gains and losses that are the direct result of the reorganization of its business.

	2017	2016
Anatel provision for contigencies	(1,568,798)	(6,604,718)
Other provision for contingencies (a)	(736,301)	(1,851,698)
Inflation adjustment of provision for contingencies	(410,157)	(498,200)
Income from short-term investments	713,276	201,533
Professional fees (b)	(369,938)	(252,915)

Total reorganization items, net	(2,371,918)	(9,005,998)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a)	These amounts are the result of the adjustment to record contingent liabilities to their allowed claim amount which is difference than their carrying amount prior to the RJ proceedings.
(b)	During the year ended December 31, 2017, and 2016 the Company incurred in R$369 million and R$253 million related to professional advisors who are assisting with the bankruptcy process, respectively.

28.     LIABILITIES SUBJECT TO COMPROMISE

As a result of the judicial reorganization proceedings in Brazil and other international jurisdictions (which are considered to be similar in all substantive respects to Chapter 11) prepetition liabilities, as shown below were classified as subject to compromise based on the assessment of these obligations following the guidance of ASC 852 Reorganizations. Prepetition liabilities subject to compromise are required to be reported at the amount expected to be allowed as a claim by the Judicial Reorganization Court, regardless of whether they may be settled for lesser amounts and remain subject to future adjustments based on negotiated settlements with claimants, actions of the Judicial Reorganization Court, rejection of executory contracts, proofs of claims or other events. The following table reflects prepetition liabilities subject to compromise as at December 31, 2017 and 2016:

	2017	2016
Loans and financing	49,129,546	49,265,232
Derivative financial instrument	104,694	104,694
Trade payables	2,139,312	2,158,852
Provision for civil contingencies—Anatel	9,333,795	7,764,994
Provision of pension plan	560,046	560,046
Other	43,334	43,334
Provision for labor contingencies	899,226	752,485
Provision for civil—other claims	2,929,275	3,096,487

Liabilities subject to compromise (*)	65,139,228	63,746,124

(*)

The total amount of prepetition liabilities subjected to compromise differs from the R$63,960,008 amount of the Creditors List prepared by the Company and filed on May 29, 2017. Per ASC 852, prepetition liabilities subject to compromise included the best estimate, as per the criteria set forth in ASC 450, of contingencies/claims subject to compromise and that in accordance with the Brazilian Law were not included in the Creditor’s List.

Under the Judicial Reorganization proceedings, claims are classified in one of four classes and the treatment of claims under the JRP is differentiated for each of these classes:

•	Class I – labor-related claims;

•	Class II – secured claims;

•	Class III – unsecured claims, statutorily or generally privileged claims, and subordinated claims; and

•	Class IV – claims held by “small companies” under Brazilian law.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The following discussion briefly describes the material types of claims classified as “Liabilities subject to compromise,” describes the classification of those claims under the JRP and, the treatment of those claims under the JRP.

Loans and Financing

On a consolidated basis, the Euro-denominated indebtedness was R$19,578 million as of each of December 31, 2017 and 2016, the U.S. dollar-denominated indebtedness was R$16,978 million as of December 31, 2017 and 2016, and the real-denominated indebtedness was R$12,573 million as of December 31, 2017 and 2016.

Under the instruments governing all of the financial indebtedness, the commencement of the RJ Proceedings on June 20, 2016 constituted an event of default. As a result of the commencement of the RJ Proceedings, all principal and interest under each of these debt instruments was deemed immediately due and payable. As a result of the application of ASC 852 in preparing the consolidated financial statements, all loans and financings outstanding as of June 20, 2016 have been classified as “Liabilities subject to compromise” as of December 31, 2017 and 2016. The Company did not recorded interest expenses and/ or exchange currency fluctuations on the balances of these financial liabilities during 2017 or 2016.

Principal loans and financings consist of:

•	credit facilities with BNDES;

•	fixed-rate notes issued in the international market;

•	credit facilities with international export credit agencies;

•	unsecured lines of credit obtained from Brazilian and international financial institutions;

•	debentures issued in the Brazilian market; and

•	real estate securitization transactions.

The following discussion briefly describes the claims recognized in the RJ proceedings with respect to loans and financings and the loans and financings under the JRP.

Credit Facilities with BNDES

As of December 31, 2017 and 2016, the Company had a variety of outstanding credit facilities with BNDES. The proceeds of these credit facilities have been used for a variety of purposes, including funding of investment plans, funding the expansion of telecommunications plant (voice, data and video), and making operational improvements to meet the targets established in the General Plan on Universal Service Goals and the General Plan on Quality Goals in effect at the time of these loans. As of December 31, 2017 and 2016, all debt instruments with BNDES were secured by pledges of certain limited amount of accounts receivable.

The following table sets forth for certain information with respect to outstanding credit facilities with BNDES, including the aggregate amount of the claims under such credit facilities recognized by the RJ Court.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Facility	2017	2016
	(in millions of reais)
Oi loans	851	851
Telemar loans	1,494	1,494
Oi Móvel loans	982	982

Under the JRP, the claim of BNDES under these credit facilities was classified as a Class II claim. Under the JRP, creditors holding Class II claims will be entitled to receive payment of 100% of the principal amount of their recognized claims in reais, adjusted by the interest/inflation adjustment rate. The principal amount of these claims will be paid in 108 monthly installments beginning in the 73rd month following the Brazilian Confirmation Date, in the amount of 0.33% of the outstanding principal for the first 60 monthly installments, 1.67% of the outstanding principal for the next 47 monthly installments and the remainder at maturity on the 15th anniversary of the Brazilian Confirmation Date. The principal amount of these claims will accrue interest at the TJLP rate plus 2.946372%per annum from the Brazilian Confirmation Date. Interest will be capitalized to increase the principal balance under these claims on an annual basis during the first four years following the Brazilian Confirmation Date, and will be paid monthly in cash thereafter through the final maturity.

Fixed-Rate Notes

As of December 31, 2017 and 2016, the Company had 13 series of fixed-rate debt securities that were issued in the international market. The following table sets forth for each series of fixed rate notes the aggregate amount of the claims for such series recognized by the RJ Court.

	2017	2016
	(in millions of reais)
Bonds issued by the Company.:
9.75% senior notes due 2016	1,083	1,083
5.125% senior notes due 2017	2,273	2,273
9.500% senior notes due 2019	474	474
5.500% senior notes due 2020	6,099	6,099
Bonds issued by Oi Holanda
5.625% senior notes due 2021	2,427	2,427
5.75% senior notes due 2022	4,945	4,945
Bonds issued by PTIF
6.25% notes due 2016	908	908
4.375% notes due 2017	1,487	1,487
5.242% notes due 2017	989	989
5.875% notes due 2018	2,902	2,902
5.00% notes due 2019	2,962	2,962
4.625% notes due 2020	3,851	3,851
4.5% notes due 2025	1,916	1,916

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As a result of payments made to some of the holders of the bonds issued by PTIF that participated in the Settlement Creditors Program in Portugal (Note 1), the total claims represented by these bonds has been reduced by R$136 million.

Under the JRP, the claims of holders of these bonds were classified as Class III claims. Under the JRP, each holder of beneficial interests in the bonds issued by the Company, Oi Holanda and PTIF, or Bondholders, is entitled to receive the Qualified Recovery (as described below), the Non-Qualified Recovery (as described below) or the general treatment provided for unsecured credits under the JRP, which is referred to as the Default Recovery, in respect of the claims evidenced by the bonds such Bondholder beneficially holds, which is the Company referred to as Bondholder Credits.

Under the JRP, Bondholders that had individualized their Bondholder Credits in accordance with the procedures established in the JRP and by the RJ Court, which referred to as Eligible Bondholders, were permitted to make an election as to the form of recovery that they wish to receive. All other Bondholders are only entitled to receive the Default Recovery.

Under the JRP, Eligible Bondholders with Bondholder Credits in excess of US$750,000 (or the equivalent in other currencies), which referred to as Qualified Holders, were entitled to elect to receive either the Qualified Recovery or the Default Recovery. Eligible Bondholders with Bondholder Credits of less than US$750,000 (or the equivalent in other currencies), which referred to as Non-Qualified Holders, were entitled to elect to receive either the Non-Qualified Recovery or the Default Recovery.

Under the JRP, Eligible Bondholders were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on March 8, 2018. Holders that made valid recovery elections will be entitled to participate in settlement procedures and the Company expects to conduct shortly following the satisfaction or waiver of the conditions to the issuance of the new common shares set forth in the JRP.

Qualified Recovery

Under the JRP, the Qualified Recovery with respect to each US1,000 of Bondholder Credits (or the equivalent in other currencies) will consist of:

•	US$195.61 aggregate principal amount of senior unsecured notes of the Company, or the New Notes;

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•

179.09 newly issued common shares of the Company, which are expected to be issued in the form of ADSs, subject to reduction in the event that any common shares of the Company are subscribed in the pre-emptive offer of these common shares that the Company is required to conduct prior to issuing the common shares to the Bondholders, in which event such Bondholder will receive the cash proceeds related to the number of common shares by which such allocation was reduced;

•	13.75 common shares of the Company currently held by PTIF in ADS form, which are expected to be issued in the form of American Depositary Warrants; and

•

warrants to acquire 13.78 newly issued common shares of the Company for at an exercise price of US$0.01 per common shares, subject to reduction in the event that any common shares of the Company are subscribed in the pre-emptive offer of these common shares that the Company is required to conduct prior to issuing the common shares to the Bondholders.

The New Notes will be senior unsecured obligations of the Company denominated in U.S. dollars that will mature on the seventh anniversary of their issuance. The New Notes will be initially be guaranteed, jointly and severally, each Telemar, Oi Móvel, Copart 4 and Copart 5. Upon the conclusion of the Dutch insolvency proceedings of Oi Holanda and PTIF, the Company has agreed to cause Oi Holanda and PTIF to guarantee the obligations of the Company under the New Notes. The New Notes will accrue interest from the Brazilian Confirmation Date. Interest on the New Notes will accrue:

•

for the first three years (1) at a fixed rate of 10.0% per annum payable in cash on a semi-annual basis, or (2) a fixed rate of 12.0% per annum, of which 8.0% shall be paid in cash on a semi-annual basis and 4.0% shall be payable by increasing the principal amount of the outstanding New Notes or by issuing paid-in-kind notes; and

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	for the fourth year onwards, at a fixed rate of 10.0% per annum payable in cash on a semi-annual basis.

Each Warrant will entitle its holder to subscribe for one common share at an exercise price of the equivalent in reais of US$0.01 per common share. Each Warrant will be exercisable at any time, at the sole discretion of the holder, during a period of 90 days, which the Company refers to as the Exercise Period, beginning on the date that is 12 months after the date on which the Warrants are issued, unless the commencement of the Exercise Period is accelerated upon the earliest to occur of the events described below.

If the Company calls a general shareholders’ meeting of the Company or meeting of the Company board of directors’ to approve the commencement of the rights offering relating to the cash capital increase described in Section 6 of the JRP and in the Commitment Agreement, the Company will publish a Material Fact relating to that meeting at least 15 business days prior to that meeting in which the Company will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of publication of that Material Fact.

In the event that any transaction occurs that results in the change of the Company “control” (as such term is defined in the JRP), the Company will publish a Material Fact relating to that transaction in which the Company will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of the completion of such transaction. The JRP defines “control” as (1) the ownership of partner rights that ensure to its holder, on a permanent basis, the majority of the votes in the social deliberations and the power to elect the majority of the company managers; and (2) the effective use of this power to direct social activities and guide the operation of the company’s bodies.

In the event that the settlement procedures with respect to the Qualified Recovery are concluded with respect to the New Notes, the new common shares and the Warrants prior to the conclusion of the Dutch insolvency proceedings of PTIF, the Company will distribute the common shares of the Company currently held by PTIF in ADS form to Bondholders entitled to receive the Qualified Recovery upon the conclusion of the Dutch insolvency proceedings of PTIF.

Non-Qualified Recovery

Under the JRPJRP, the Non-Qualified Recovery with respect to each US1,000 of Bondholder Credits (or the equivalent in other currencies) will consist of a participation interest under a credit agreement to be entered into between the RJ Debtors and an administrative agent in a principal amount of US$500.

The Non-Qualified Credit Agreement will be a senior unsecured obligation of the Company. The Non-Qualified Credit Agreement will be initially be guaranteed, jointly and severally, by each Telemar, Oi Móvel, Copart 4 and Copart 5. Upon the conclusion of the Dutch insolvency proceedings of Oi Holanda and PTIF, the Company has agreed to cause Oi Holanda and PTIF to guarantee the

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

obligations of the Company under the Non-Qualified Credit Agreement. Principal under the Non-Qualified Credit Agreement will be paid in 12 semiannual installments beginning in the 78th month following the Brazilian Confirmation Date in the amount of 4% of the outstanding principal for the first six semi-annual installments, 12.66% of the outstanding principal for the next five semi-annual installments and the remainder at maturity on the 12th anniversary of the effectiveness of the Non-Qualified Credit Agreement. The Non-Qualified Credit Agreement will accrue interest at the rate of 6% per annum from the Brazilian Confirmation Date. Interest will be capitalized to increase the principal balance under the Non-Qualified Credit Agreement on an annual basis, and will be paid together with principal beginning in the 78th month following the Brazilian Confirmation Date.

Default Recovery

Under the JRP, Bondholders that were not Eligible Bondholders, did not make a valid election of the form of recovery for their Bondholder Credits, or do not participate in the settlement procedures will only be entitled to the Default Recovery with respect to the Bondholder Credits represented by their Bonds.

As a result of the confirmation of the JRP by the RJ Court, following the issuance by the U.S. Bankruptcy Court of an order recognizing the JRP and the Confirmation Order, which the Company refer to as the U.S. Recognition Order, the Indentures governing the bonds issued by the Company and Oi Holanda will be novated and Bondholder Credits represented by Bonds issued under those Indentures will entitle the holders of those Bonds (other than Bonds the holders of which receive the Qualified Recovery or the Non-Qualified Recovery in accordance with the settlement procedures) to the Default Recovery. Similarly, following (1) the homologation of the Dutch Composition Plan for PTIF by the Dutch Court (the “Homologation Order”) and the resulting automatic recognition of the Dutch Composition Plan for PTIF under English law pursuant to the European Insolvency Regulation (2015/848), and (2) the contractual release of the Company guarantee of the bonds issued by PTIF pursuant to the terms of the PTIF Consent Solicitation, the Trust Deed governing the bonds issued by PTIF will be novated and Bondholder Credits represented by Bonds issued under the Trust Deed will entitle the holders of those Bonds (other than Bonds the holders of which receive the Qualified Recovery or the Non-Qualified Recovery in accordance with the settlement procedures) to the Default Recovery.

Under the JRP, the Default Recovery will consist of an unsecured right to receive payment of 100% of the principal amount of the Bondholder Credits represented by:

•	bonds issued by the Company or Oi Holanda in five annual, equal installments, commencing on the 20th anniversary of the date of the U.S. Recognition Order; and

•

bond issued by PTIF in five annual, equal installments, commencing on the 20th anniversary of the date of the Homologation Order, which, in each case, the Company refers to as the Default Recovery Entitlement.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

A Bondholder’s Default Recovery Entitlement will be denominated in the currency of the Bonds with respect to which the Default Recovery Entitlement relates. The Default Recovery Entitlement with respect to Bonds denominated in U.S. dollars or euros will not bear any interest. The Default Recovery Entitlement with respect to the Company 9.75% senior notes due 2016 will bear interest at the Brazilian TR rate (payable together with the last installment of principal), which will accrue as additional principal amount of the Default Recovery Entitlement during until the 20th anniversary of the date of the U.S. Recognition Order, and thereafter be payable together with payments of principal amount of the Default Recovery Entitlement. The principal and accrued interest with respect to the Default Recovery Entitlement may be redeemed at any time and from time to time, in whole or in part, by the RJ Debtors at a redemption price of 15% of the aggregate principal amount of the Default Recovery Entitlement.

Export Credit Agreement

As of December 31, 2017 and 2016, the Company had export credit facility agreements under which the Company have borrowed funds to make equipment purchases related to the fixed-line and mobile telecommunications infrastructure. The lender under some of these export credit facility agreements are the export credit agencies. Under the remainder of these export credit facility agreements, the export credit agencies have guaranteed or insured obligations to the lenders, which are international financial institutions. The following table sets forth certain information for each series of export credit facility agreements, including the aggregate amount of the claims for such series recognized by the RJ Court.

Export Credit Agency	Borrower	2017	2016
		(in millions of reais)
FINNVERA	Company	389	389
ONDD	Company	388	388
China Development Bank	Telemar	2,272	2,272
FINNVERA	Telemar	1,465	1,465
Export Development Canada	Telemar	478	478
ONDD	Telemar	367	367
Nordic Development Bank	Telemar	100	100

Under the JRP, the claims of lenders under export credit facility agreements were classified as Class III claims. Under the JRP, each of the lenders under these export credit facility agreements were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on February 26, 2018. Each of the lenders under export credit facility agreements elected to receive payment of the amount of their recognized claims, which will be paid in U.S. dollars in 24 semi-annual installments beginning in the 66th month following the Brazilian Confirmation Date, in the amount of 2.0% of the recognized claims for the first 10 semi-annual installments, 5.7% of the recognized claims for the next 13 semi-annual installments and the remainder at maturity on the 17th anniversary of the Brazilian Confirmation Date. The recognized claims will accrue interest at the rate of 1.75% per annum from the Brazilian Confirmation Date. Interest will be capitalized to increase the recognized amount of these claims on an annual basis during the first 66 month following the Brazilian Confirmation Date, and will be paid semi-annually in cash thereafter through the final maturity.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Debentures

As of December 31, 2017 and 2016, the Company had three series of debt securities that were issued in the Brazilian market. The following table sets forth for each series of outstanding debentures the aggregate amount of the claims for such series recognized by the RJ Court.

	2017	2016
	(in millions of reais)
The Company 8th issuance	2,515	2,515
The Company 10th issuance	1,549	1,549
Telemar 2nd issuance	55	55

Under the JRP, the claims of holders of these debentures were classified as Class III claims. Under the JRP, each holder of beneficial interests in the debentures issued by the Company and Telemar were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on February 26, 2018. Each holder of beneficial interests in these debentures elected to receive debentures denominated in reais an aggregate principal amount equal to the principal of their recognized claims. The principal amount of these debentures will be paid in reais in 24 semi-annual installments beginning in the 66th month following the Brazilian Confirmation Date, in the amount of 2.0% of the outstanding principal for the first 10 semi-annual installments, 5.7% of the outstanding principal for the next 13 semi-annual installments and the remainder at maturity on the 17th anniversary of the Brazilian Confirmation Date. The principal amount of these debentures will accrue interest at the rate of 80% of the CDI rate from the Brazilian Confirmation Date. Interest will be capitalized to increase the principal balance under these debentures on an annual basis during the first 66 month following the Brazilian Confirmation Date, and will be paid semi-annually in cash thereafter through the final maturity.

Unsecured Lines of Credit

In May 2008, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$4,300 million to finance the acquisition of control of the Company. The principal of the loans under this unsecured line of credit was payable in seven equal annual installments, commencing in May 2010. As of December 31, 2017 and 2016, the aggregate amount of the claims under this unsecured line of credit recognized by the RJ Court was R$2,324 million.

Under the JRP, the claims of the lender under this unsecured line of credit were classified as Class III claims. Under the JRP, the lender under this unsecured line of credit was entitled to make an election of the form of its recovery during an election period that commenced on February 6, 2018 and ended on February 26, 2018. The lender under this unsecured line of credit elected to receive payment of the amount of its recognized claims, which will be paid in reais in 24 semi-annual installments beginning in the 66th month following the Brazilian Confirmation Date, in the amount of 2.0% of the recognized claims for the first 10 semi-annual installments, 5.7% of the recognized claims for the

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

next 13 semi-annual installments and the remainder at maturity on the 17th anniversary of the Brazilian Confirmation Date. The recognized amount of these claims will accrue interest at the rate of 80% of the CDI rate from the Brazilian Confirmation Date. Interest will be capitalized to increase the recognized amount of these claims on an annual basis during the first 66 month following the Brazilian Confirmation Date, and will be paid semi-annually in cash thereafter through the final maturity.

Real Estate Securitization Transaction

In August 2010, Telemar transferred 162 real estate properties to thewholly-owned subsidiary Copart 4 and the Company transferred 101 real estate properties to thewholly-owned subsidiary Copart 5. Telemar entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 4 and the Company entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 5.

Copart 4 and Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs, backed by these receivables. The CRIs were purchased by Brazilian financial institutions.

The Company received net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million on a consolidated basis, and recorded theobligations to make the assigned payments as short- and long-term debt in the consolidated financial statements. The proceeds raised in this transaction were used to repay short-term debt. In June 2012, each of Copart 4 and Copart 5 partially redeemed the CRIs that they had issued for an aggregate amount of R$393 million. As of December 31, 2017 and 2016, the aggregate amount of the claims under the obligations to make the assigned payments recognized by the RJ Court was R$1,519 million.

Under the JRP, the creditors under the CRIs were classified as Class III claims. Under the JRP, each of the creditors under the CRIs were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on February 26, 2018. Each of creditors under the CRIs elected to receive payment of the principal of their recognized claims, which will be paid in reais in 24 semi-annual installments beginning in the 66th month following the Brazilian Confirmation Date, in the amount of 2.0% of the recognized claims for the first 10 semi-annual installments, 5.7% of the recognized claims for the next 13 semi-annual installments and the remainder at maturity on the 17th anniversary of the Brazilian Confirmation Date. The amount of these recognized claims will accrue interest at the rate of 80% of the CDI rate from the Brazilian Confirmation Date. Interest will be capitalized to increase the recognized amount of these claims on an annual basis during the first 66 month following the Brazilian Confirmation Date, and will be paid semi-annually in cash thereafter through the final maturity.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Civil Contingencies – ANATEL

On June 20, 2016 the Company was a party to noncompliance administrative proceedings and lawsuits filed by ANATEL and the Federal Attorney General’s Office (AGU). As of December 31, 2017 and 2016, the aggregate amount of the contingencies for claims of ANATEL recognized by the JRP Court was R$14.5 billion, including R$8.4 billion in eligible claims and R$6.1 billion in non-liquid claims. As of December 31, 2017, the aggregate amount of the contingencies for claims of ANATEL recognized in Liabilities subjected to compromise was R$9.3 billion, including R$8.4 billion in eligible claims and R$0.9 billion in non-liquid claims (R$7.7 billion as of December 31, 2016, including R$7.0 billion in eligible claims and R$0.7 billion in non-liquid claims.

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding claims of ANATEL against the RJ Debtors as of that date became subject to compromise under the RJ Proceedings.

Under the JRP, claims of ANATEL were classified as Class III claims. Under the JRP, liquidated claims of ANATEL outstanding as of June 20, 2016 have been novated and in calculating the recovery of ANATEL under these claims the amounts of all accrued interest included in these claims will be reduced by 50% and the amounts of all late charges included in these claims will be reduced by 25%. The remaining amount of these claims will be settled in 240 monthly installments, beginning on June 30, 2018, in the amount of 0.160% of the outstanding claims for the first 60 monthly installments, 0.330% of the outstanding claims for the next 60 monthly installments, 0.500% of the outstanding claims for the next 60 monthly installments, 0.660% of the outstanding claims for the next 59 monthly installments, and the remainder at maturity on June 30, 2038. Beginning on July 31, 2018, the amounts of each monthly installment will be adjusted by the SELIC variation. Payments of monthly installments will be made through the application of judicial deposits related to these claims until the balance of these judicial deposits has been exhausted and thereafter will be payable in cash in reais.

Under the JRP, non-liquidated claims of ANATEL outstanding as of June 20, 2016 have been novated and ANATEL will be entitled to a recovery with respect to those clams similar to the Default Recovery described above in “ —Loans and Financing—Fixed Rate Notes—Default Recovery.”

In the event that a legal rule is adopted in Brazil that regulates an alternative manner for the settlement of the claims of ANATEL outstanding as of June 20, 2016, the RJ Debtors may adopt the new regime, observing the terms and conditions set forth in the Company’s bylaws.

Labor Contingencies

The Company is a party to a large number of labor lawsuits and calculates the related provision based on a statistical methodology that takes into consideration, but not limited to, the total number of existing lawsuits, the claims make in each lawsuit, the amount claimed in each lawsuit, the history of payments made, and the technical opinion of the legal counsel.

•	Overtime - refers to the claim for payment of salary and premiums by alleged overtime hours;

•

Sundry premiums - refer to claims of hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, pager pay, and transfer premium;

•	Indemnities - refers to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering, and tenure;

•	Stability/reintegration - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

•	Supplementary retirement benefits - differences allegedly due on the benefit salary referring to payroll amounts;

•

Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. As for the effects, these refer to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

•	Lawyers/expert fees - installments payable to the plaintiffs’ lawyers and court appointed experts, when necessary for the case investigation, to obtain expert evidence;

•	Severance pay - claims of amounts which were allegedly unpaid or underpaid upon severance;

•

Labor fines - amounts arising from delays or nonpayment of certain amounts provided for by the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

•

Employment relationship - lawsuits filed by outsourced companies’ former employees claiming the recognition of an employment relationship with the Company or its subsidiaries by alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination;

•	Supplement to FGTS fine - arising from understated inflation, refers to claims to increase the FGTS severance fine as a result of the adjustment of accounts of this fund due to inflation effects;

•	The Company filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose;

•	Joint liability - refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with the latter’s labor rights by their direct employers;

•	Other claims - refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding labor claims against the RJ Debtors as of that date became subject to compromise under the RJ Proceedings. As of December 31, 2017 and 2016, the aggregate amount of the contingencies for labor claims recognized by the RJ Court was R$899 million and R$752 million, respectively.

Under the JRP, labor claims were classified as Class I claims. Under the JRP, generally all labor claims will be paid in five equal monthly installments, beginning on the 6-month anniversary of the Brazilian Confirmation Date. Labor claims not yet adjudicated will be paid in five equal monthly installments, beginning six months after a final, non-appealable ruling of the relevant court hearing a labor claim.

Labor claims for which a judicial deposit has been posted by any of the RJ Debtors will be paid through the immediate disbursement of the amount deposited in court and, in the event that the related judicial deposit is lower than the labor claim listed by the RJ Debtors in the Second Creditor List, the judicial deposit shall be used to pay part of the labor claim and the outstanding balance of the labor claim will be paid after a decision is issued by the RJ Court that ratifies the amount due in five equal monthly installments, beginning six months after the Brazilian Confirmation Date. In the event that the related judicial deposit is greater than the amount of the labor claim, the RJ Debtors will be entitled to withdraw the difference from the judicial deposit.

Labor claims for which no judicial deposit has been posted by any of the RJ Debtors will be paid through judicial deposits to be attached to the court records of the related case.

Civil Contingencies – Other Claims

Corporate – Financial Participation Agreements

These agreements were governed by Administrative Rules 415/1972, 1181/1974, 1361/1976, 881/1990, 86/1991, and 1028/1996. Subscribers held a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s equity, after a capital increase was approved by the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT—Companhia Riograndense de Telecomunicações, a company merged by the Company, challenge the way shares were granted to subscribers based on said financial participation agreements.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. During 2009, however, decisions issued by appellate courts led the Company to revisit the amount accrued and the risk classification of the relevant lawsuits. The Company, considering obviously the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, the Company’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision for contingencies related to the financial interest agreements. Said revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. The Company currently accrues these amounts mainly taking into consideration (i) the criteria above, (ii) the number of ongoing lawsuits by matter discussed, (iii) the average amount of historical losses, broken down by matter in dispute, and (iv) the impacts of the payment of these contingencies in the context of the Judicial Reorganization Plan ratified on January 8, 2018. In addition to these criteria, in 2013 the courts recognized, in several decisions, the enforcement of the twenty-year statute of limitations for the lawsuits that met this criterion and the Company, based on the opinion of its in-house and outside legal counsel, understands that the likelihood of loss is remote. Therefore, it is not necessary to set up a provision.

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by the Company to the benefit of the shareholders of the former CRT for those cases new shares, possibly due, could not be issued because of the sentence issued. According to this court judgment news, which does not correspond to a final decision, the criteria must be based on (i) the definition of the number of shares that each claimant would be entitled, measuring the capital invested at the book value of the share reported in CRT’s monthly trial balance on the date it was paid-in, (ii) after said number of shares is determined, it must be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or disposed of the shares, and (iii) the result obtain must be adjusted for inflation (IPC/INPC) from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

Based on current information, management believes that its estimate would not be materially impacted as at December 31, 2017. There may be, however, significant changes in the items above, mainly regarding the market price of Company shares.

Small claims courts

Claims filed by customers for which the individual indemnification compensation amounts do not exceed the equivalent of forty (40) minimum wages; and

The Company is a party to a large number of lawsuits filed in small claims courts and calculates the related provision based on a statistical methodology that takes into consideration, but not limited to, the total number of existing lawsuits, the claims make in each lawsuit, the amount claimed in each lawsuit, the history of payments made, and the technical opinion of the legal counsel and the impacts of the Judicial Reorganization Plan, issued on January 8, 2018.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Other claims

Refer to several of ongoing lawsuits discussing contract terminations, certain agencies requesting the reopening of customer service centers, compensation claimed by former suppliers and building contractors, in lawsuits filed by equipment vendors against Company subsidiaries, revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy, and litigation mainly involving discussions on the breach of contracts.

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding unsecured civil claims against the RJ Debtors as of that date became subject to compromise under the RJ Proceedings. As of December 31, 2017 and 2016, the aggregate amount of the contingencies for civil claims (other than claims of ANATEL and other regulatory agencies) recognized by the RJ Court was R$2,929 million and R$3,096 million, respectively.

Under the JRP, unsecured civil claims against the RJ Debtors were classified as Class III and IV claims. Under the JRP, if judicial deposits have been made with respect to adjudicated civil claims, holders of these civil claims that expressly agree with the amounts of the civil claims acknowledged by the RJ Debtors, including those indicated in the Second List of Creditors, and waive the right to offer, propose, or proceed with credit actions, qualifications, divergences, objections, or any other measure (including appeals) which aim at increasing the amounts of their civil claims, will be paid, subject to the reduction of the amount of any civil claim classified as a Class III claim as described below, through the application of judicial deposits related to these civil claims until the balance of the relevant judicial deposits has been exhausted. Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to a recovery with respect to the balance of that civil claim similar to the Default Recovery described above in “ —Loans and Financing—Fixed Rate Notes—Default Recovery.” Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to a recovery with respect to the balance of that civil claim similar to the Default Recovery described above in “ —Loans and Financing—Fixed Rate Notes—Default Recovery.” In the event that the related judicial deposit is greater than the amount that the holder of a civil claim is entitled to withdraw, the RJ Debtors will be entitled to withdraw the difference from the judicial deposit.

The amount of the claim of a holder of civil claims (other than claims of ANATEL and other regulatory agencies) that have been classified as Class III claims will be reduced based on the amount of such civil claims as follows:

•	Civil claims of more than R$1,000 and equal to or less than R$5,000 will be reduced by 15%;

•	Civil claims of more than R$5,000 and equal to or less than R$10,000 will be reduced by 20%;

•	Civil claims of more than R$10,000 and equal to or less than R$150,000 will be reduced by 30%; and

•	Civil claims of more than R$150,000 will be reduced by 50%.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Under the JRP, if judicial deposits have been made with respect to unadjudicated civil claims, following adjudication of their claims, the holders of these civil claims that expressly agree with the amounts of the civil claims acknowledged by the RJ Debtors, including those indicated in the Second List of Creditors, and waive the right to offer, propose, or proceed with credit actions, qualifications, divergences, objections, or any other measure (including appeals) which aim at increasing the amounts of their civil claims, will be paid, subject to the reduction of the amount of any civil claim classified as a Class III claim as described above, through the application of judicial deposits related to these civil claims until the balance of the relevant judicial deposits has been exhausted. Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to a recovery with respect to the balance of that civil claim similar to the Default Recovery described above in “ —Loans and Financing—Fixed Rate Notes—Default Recovery.” Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to a recovery with respect to the balance of that civil claim similar to the Default Recovery described above in “ —Loans and Financing—Fixed Rate Notes—Default Recovery.” In the event that the related judicial deposit is greater than the amount that the holder of a civil claim is entitled to withdraw, the RJ Debtors will be entitled to withdraw the difference from the judicial deposit.

Contingencies liabilities (Note 18)

The Companies under judicial reorganization and its subsidiaries are also parties to several lawsuits in which the likelihood of an unfavorable outcome is classified as possible, in the opinion of their legal counsel, and for which no provision for contingent liabilities has been recognized.

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	2017	2016
Labor	796,471	714,376
Civil	950,208	1,064,642

Total	1,746,679	1,779,018

Trade Payables

The trade payables are represented by the suppliers that provide services related to the infrastructure services, network maintenance services, interconnection costs, rental and insurance, rights of way and other third-party services.

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding trade payables as of that date became subject to compromise under the RJ Proceedings. As of December 31, 2017 and 2016, the aggregate amount of the claims of trade creditors recognized by the RJ Court was R$2,139 million and R$2,159 million, respectively.

Under the JRP, the claims of trade creditors were classified as Class III or Class IV claims. Under the JRP, each of these trade creditors were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on February 26, 2018.

Trade creditors that, under the JRP, continued to supply goods and/or services to the RJ Debtors without any unreasonable change in the terms and conditions and that do not have any on-going litigation against any of the RJ Debtors, other than litigation related to the RJ Proceeding were deemed to be “Strategic Supplier Creditors” under the JRP. Strategic Supplier Creditors with claims of R$150,000 or less (or the equivalent in other currencies), other than claims arising from loans or other funding provided to Oi Holanda, were entitled to elect to receive 100% of their claims in cash within 20 business days after the end of the election period. Strategic Supplier Creditors with claims of more than R$150,000 (or the equivalent in other currencies), other than claims arising from loans or other funding provided to Oi Holanda, were entitled to elect to receive R$150,000 (or the equivalent in other currencies) in cash within 20 business days after the end of the election period and 90% of their remaining claims in cash in four equal annual installments, plus interest on the amount of their claims at the rate of TR plus 0.5% per annum for claims denominated in reais, and at the rate of 0.5% per annum for claims denominated in U.S. dollars or euros.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Trade creditors that were not deemed to be “Strategic Supplier Creditors” under the JRP were entitled to elect to:

•	receive the entire amount of their claim in cash in a single installment if the aggregate amount of their claims was less than or equal to R$1,000;

•	receive R$1,000 in cash in a single installment with respect to the entire amount of their claim if the aggregate amount of their claims was more than R$1,000; or

•

receive the entire amount of their claim under terms similar to (1) those described under “ —Loans and Financing—Unsecured Lines of Credit” if their claims were denominated in reais, or (2) those described under “ —Loans and Financing—Export Credit Agreements” if their claims were denominated in a currency other than reais.

Trade creditors that did not elect one of these recovery options are entitled to a default recovery similar to the Default Recovery described in “ —Loans and Financing—Fixed Rate Notes—Default Recovery.”

Pension Plans

As a result of the commencement of the RJ Proceedings on June 20, 2016, the Company obligations to fund certain of post-retirement defined benefit plans as of that date became subject to compromise under the RJ Proceedings. As of each of December 31, 2017 and 2016, the aggregate amount of unfunded obligations under the post-retirement defined benefit plans the contingencies recognized by the RJ Court was R$560 million, all of which related to claims of Fundação Atlântico.

Under the JRP, obligations to fund the post-retirement defined benefit plans were classified as Class I claims. Claims due to Fundação Atlântico will be payable in six annual, equal installments, beginning on the fifth anniversary of the Brazilian Confirmation Date and the amount due will bear interest at the rate of the National Consumer Price Index (INPC) plus 5.5% per annum from the Brazilian Confirmation Date. Interest will be capitalized to increase the principal balance of these claims on an annual basis during the first five years following the Brazilian Confirmation Date, and will be paid annually in cash thereafter through the final maturity.

29.     CONDENSED COMBINED AND CONSOLIDATED DEBTOR IN-POSSESSION FINANCIAL INFORMATION

The financial statements below represent the condensed combined financial statements of the Debtors. The nonfiling entities are accounted for as nonconsolidated subsidiaries in these financial statements and, as such, their net loss is included using the equity method of accounting. Intercompany balances among the Debtors amounting to R$50,1 billion in 2017 (R$45,6 billion in 2016) related mainly with loans granted and have been eliminated in the financial statements presented below. Intercompany balances among the Debtors and the nonfiling entities have not been eliminated.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	12/31/2017	12/31/2016
Current assets
Cash and cash equivalents	6,690,900	6,942,528
Short-term investments	14,605	106,589
Trade accounts receivable	6,590,543	6,973,983
Inventories	137,575	182,095
Related parts	949,851	848,259
Recoverable taxes	1,818,242	2,159,230
Judicial Deposits	1,000,519	948,991
Pension plan assets	1,072	6,414
Dividends and interest on capital	529,934	814,952
Other assets	1,546,295	1,823,577

Total current assets	19,279,536	20,806,620
Non-current assets
Long-term investments	114,839	169,473
Other taxes	626,057	933,049
Judicial Deposits	8,110,179	8,109,743
Investments	5,852,604	7,223,447
Property, plant and equipment, net	26,561,160	25,546,349
Intangible assets	9,185,107	9,715,303
Pension plan assets	1,598,792	1,634,695
Other assets	372,142	181,529

Total non-current assets	52,420,878	53,513,589

Total assets	71,700,415	74,320,209
Current liabilities
Trade payables	6,697,217	5,962,864
Loans and financing	530,051	501,547
Payroll, related taxes and benefits	575,673	345,980
Current income taxes payable	1,334,859	1,776,239
Tax financing program	271,503	92,748
Dividends and interest on capital	6,222	6,262
Licenses and concessions payable	20,306	106,677
Other payables	1,146,780	1,632,393

Total current liabilities	10,582,610.4	10,424,711
Non-Current liabilities
Related parts	1,116,169	237,637
Other taxes	867,657	1,073,168
Deferred taxes	497,375	676,005
Tax financing program	599,047	633,776
Provisions for Contingencies	617,103	750,549
Liability for pensions benefits	10,433	—
Licenses and concessions payable	604	4,073
Unearned revenues	1,596,462	1,661,460
Advances from customers	9,964	10,831
Other payables	641,253	947,802

Total non-current liabilities	5,956,067	5,995,300
Total liabilities not subject to compromise	16,538,677	16,420,011
Liabilities subject to compromise	65,139,227	63,746,124
Total liabilities	81,677,904	80,166,135

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Shareholders’ equity
Total share capital	21,438,374	21,438,374
Share issued costs	(377,429)	(377,429)
Capital reserves	13,242,374	13,242,374
Treasury shares	(5,531,092)	(5,531,092)
Other comprehensive income	(241,780)	(221,172)
Accumulated losses	(38,507,937)	(34,396,982)
Total shareholders’ equity	(9,977,489)	(5,845,926)

Total liabilities and shareholders’ equity	71,700,415	74,320,209

Intercompany transactions among the Debtors amounting to R$5,64 billion in 2017 (R$1,56 billion in 2016) related mainly with interests and interconnection charges and have been eliminated in the financial statements presented below. Intercompany transactions among the Debtors and the nonfiling entities have not been eliminated.

	12/31/2017	12/31/2016
Net operating revenue	20,429,388	22,946,936
Cost of sales and services	(15,573,190)	(16,083,725)

Gross profit	4,856,197	6,863,211

Operating (expenses) income
Selling expenses	(4,077,876)	(4,051,095)
General and administrative expenses	(2,438,107)	(3,093,767)
Other operating income (expenses), net	118,609	(962,897)
Equity pickup	(138,999)	(4,884,167)
Reorganization items	(2,371,919)	(2,405,625)

Loss before financial and taxes	(4,052,094)	(8,534,340)
Financial expenses, net	(566,679)	(3,335,464)

Loss before taxes	(4,618,772)	(11,869,803)
Income tax and social contribution	884,602	(1,597,577)
Net loss for the year	(3,734,170)	(13,467,380)

30.     SUBSEQUENT EVENTS

Merger of Oi Internet with and into Oi Móvel

On March 1, 2018 Oi Internet was merged with and into Oi Móvel, both indirect subsidiaries of the Company, in compliance with the provisions of clauses 3.1.6 and 7.1 of JRP. In addition, the merger of the operations of Oi Internet and Oi Móvel, through the consolidation of the activities performed, will bring administrative, economic, and tax benefits, with a decrease of costs and the generation of synergy gains that will increase efficiency in the supply of services.

Conclusion of Memorandum of Understanding – Oi S.A. and Tim S.A.

On February 26, 2018, the Company entered into memorandum of understanding (MOU) with TIM Participações S.A. (“TIM”) which is another Telecom Company in Brazil. This memorandum begun a negotiation aimed at solving any existing disagreements and initiates a new infrastructure sharing planning cycle, in line with the partnerships that are already common practice in the Brazilian telecommunications market. This initiative strengthens a propositional and industrial collaboration environment within a context of healthy competition in the telecommunications industry.

Judicial Reorganization

On January 8, 2018, the Judicial Reorganization Court issued a decision that ratifies the JRP and grants the judicial reorganization to the Oi Companies. Said decision was published on February 5, 2018, initiating the period for the creditors of the RJ Debtors to elect one of the payment options to recover their claims, as provided for in the JRP, which ended on February 26, 2018, except for bondholders, whose deadline was extended to March 8, 2018, as decided by the Judicial Reorganization Court on February 26, 2018.

Common Shares

Including Common Shares in the Form of American Depositary Shares

, 2018

Part II

Information not required in prospectus

Item 6.	Indemnification of Directors and Officers

Neither the laws of Brazil nor the registrants’ constitutive documents provide for indemnification of directors and officers. However, the registrants’ directors and officers and certain of their controlling persons benefit from insurance against civil liabilities, including civil liabilities in connection with the registration, offering and sale of the securities.

Item 7.	Recent Sales of Unregistered Securities

Since August 31, 2015, the Registrant has not sold any securities without registration under the Securities Act, other than as described below.

On July 23, 2018, the Registrant issued 68,263 Common Shares and 5,197 Warrants, each entitling the holder thereof to subscribe to one Common Share, to shareholders in Brazil that had validly subscribed for such Common Shares and Warrants in a preemptive offer made by the Registrant in a transaction exempt from registration under Regulation S promulgated under the Securities Act. The gross proceeds to the Registrant in connection with this transaction were R$477,541.

On July 27, 2018, the Registrant issued the following securities in transactions exempt from registration under the Securities Act pursuant to section 1145 of title 11 of the United States Code:

•

US$1,653,557,000 aggregate principal amount of its 10.000%/12.000% Senior PIK Toggle Notes due 2025 to Qualified Holders of outstanding notes issued by Oi, PTIF and Oi Coop that validly participated in the settlement procedures relating to the RJ Plan and surrendered outstanding notes for which a Qualified Recovery Election had been validly made in partial satisfaction of the claims of such holders against the RJ Debtors;

•

1,514,231,340 Common Shares, issued in the form of 302,846,268 ADSs, to Qualified Holders of outstanding notes issued by Oi, PTIF and Oi Coop that validly participated in the settlement procedures relating to the RJ Plan and surrendered outstanding notes for which a Qualified Recovery Election had been validly made in partial satisfaction of the claims of such holders against the RJ Debtors;

•

116,251,405 Common Shares that were previously held by the Registrant’s subsidiary PTIF in the form of 23,250,281 ADSs, to Qualified Holders of outstanding notes issued by Oi, PTIF and Oi Coop that validly participated in the settlement procedures relating to the RJ Plan and surrendered outstanding notes for which a Qualified Recovery Election had been validly made in partial satisfaction of the claims of such holders against the RJ Debtors; and

•

116,475,270 Warrants, each entitling the holder thereof to subscribe to one Common Share, issued in the form of 23,295,054 ADWs, each entitling the holder thereof to subscribe to one ADS, to Qualified Holders of outstanding notes issued by Oi, PTIF and Oi Coop that validly participated in the settlement procedures relating to the RJ Plan and surrendered outstanding notes for which a Qualified Recovery Election had been validly made in partial satisfaction of the claims of such holders against the RJ Debtors.

•

Participation interests in a US$80 million credit agreement to Non-Qualified Holders of outstanding notes issued by Oi, PTIF and Oi Coop that validly participated in the settlement procedures relating to the RJ Plan and surrendered outstanding notes for which a Non-Qualified Recovery Election had been validly made in satisfaction of the claims of such holders against the RJ Debtors.

On February 5, 2018, the Registrant issued the 12th issuance, single series, of simple, unsecured, non-convertible debentures in Brazil to holders of beneficial interests in the Registrant’s outstanding debentures who elected to receive new debentures in satisfaction of the claims of such holders against the RJ Debtors in a transaction exempt from registration under Regulation S promulgated under the Securities Act.

On February 5, 2018, the Registrant guaranteed the 6th issuance, single series, of simple, unsecured, non-convertible debentures in Brazil to holders of beneficial interests in the outstanding debentures of Telemar Norte Leste S.A. – In Judicial Reorganization, a direct wholly-owned subsidiary of the Registrant, who elected to receive new debentures in satisfaction of the claims of such holders against the RJ Debtors in a transaction exempt from registration under Regulation S promulgated under the Securities Act.

Item 8.	Exhibits and Financial Statement Schedules

The following is a list of all exhibits filed as part of this registration statement on Form F-1, including those incorporated by reference in this prospectus.

Exhibit No.	Description

2.1	Judicial Reorganization Plan of Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, dated December 20, 2017 (in Portuguese) (incorporated by reference to Exhibit 2.03 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).

2.2	Judicial Reorganization Plan of Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, dated December 20, 2017 (English translation) (incorporated by reference to Exhibit 2.04 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).

3.1	By-laws of Oi S.A. – In Judicial Reorganization, as amended through September 17, 2018 (English translation).

4.1	Form of Amended and Restated Deposit Agreement (Common Shares), among Oi S.A. – In Judicial Reorganization, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. – In Judicial Reorganization filed on February 28, 2012).

4.2*	Indenture, dated as of July 27, 2018, among of Oi S.A. – In Judicial Reorganization, as the Company, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, as Subsidiary Guarantors, and The Bank of New York Mellon, as Trustee, Registrar, Principal Paying Agent and Transfer Agent.

4.3*	Form of 10.000% / 12.000% Senior PIK Toggle Notes due 2025 (included in Exhibit 4.2).

5.1	Form of Opinion of Barbosa, Müssnich & Aragão Advogados, Brazilian counsel to the Registrant, as to the validity of the common shares (including consent).

8.1	Form of Opinion of Barbosa, Müssnich & Aragão Advogados as to certain Brazilian tax matters (including consent).

8.2	Form of Opinion of White & Case LLP as to certain United States federal income tax matters (including consent).

Exhibit No.	Description
10.1	Call Option Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. – In Judicial Reorganization and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.18 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

10.2	Private Instrument for the Assignment of Rights and Obligations and Other Covenants, dated March 24, 2015, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A. – In Judicial Reorganization (English translation) (incorporated by reference to Exhibit 4.06 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 7, 2015).

10.3	First Amendment to the Call Option Agreement and Other Covenants, dated March 31, 2015, among PT International Finance B.V., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A. – In Judicial Reorganization (English translation) (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 7, 2015).

10.4	Terms of Commitment, dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. – In Judicial Reorganization and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.19 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

10.5	First Amendment to the Terms of Commitment, dated March 31, 2015, among Portugal Telecom, SGPS, S.A., Oi S.A. – In Judicial Reorganization and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 4.09 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 7, 2015).

10.6	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 109/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.5 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

10.7	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 27, 2012).

10.8	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 143/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.6 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

10.9	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 27, 2012).

10.10	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

10.11*	Schedule of Omitted Authorizations for Personal Mobile Services.

10.12	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

Exhibit No.	Description
10.13	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.11 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 27, 2012).

10.14	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

10.15*	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services.

10.16	Instrument of Authorization for the Use of Radio Frequency Blocks for 4G services between ANATEL and TNL PCS S.A., No. 520/2012, dated October 16, 2012 (English translation) (incorporated by reference to Exhibit 4.16 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).

10.17	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 4G services (incorporated by reference to Exhibit 4.17 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).

10.18	Subscription and Commitment Agreement, dated as of December 19, 2017, among Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization and certain bondholders (incorporated by reference to Exhibit 2.04 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).

10.19	Amendment No. 1 to Subscription and Commitment Agreement, dated as of July 13, 2018, among Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization and certain bondholders.

10.20	Amendment No. 2 to Subscription and Commitment Agreement, dated as of September 4, 2018, among Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization and certain investors (incorporated by reference to Exhibit 1 to Form 6-K of Oi S.A. – In Judicial Reorganization filed on September 5, 2018).

10.21	Instrument of Authorization for the Use of Radio Frequency Blocks for services under the 450 MHz spectrum, between ANATEL and Oi S.A., No. 522/2012, dated October 16, 2012 (English translation).

16.1	Letter regarding change in the Registrant’s certifying accountant.

Exhibit No.	Description

21.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.01 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).

23.1	Consent of KPMG LLP.

23.2**	Consent of Barbosa, Müssnich & Aragão Advogados (included in Exhibits 5.1 and 8.1).

23.3**	Consent of White & Case LLP (included in Exhibit 8.2)

24.1*	Power of Attorney (included on signature page to the initial filing of this Registration Statement).

24.2	Power of Attorney.

99.1**	Form of Common ADS Subscription Form.

99.2**	Form of Common ADS Rights Transfer Form.

99.3	Consent of Roger Solé Rafols to be named as a director nominee.

101	XBRL

*	Previously filed.
**	To be filed by amendment.

There are numerous instruments defining the rights of holders of long-term indebtedness of Oi S.A. – In Judicial Reorganization and its consolidated subsidiaries, none of which authorizes securities that exceed 10% of the total assets of Oi S.A. – In Judicial Reorganization and its subsidiaries on a consolidated basis. Oi S.A. – In Judicial Reorganization hereby agrees to furnish a copy of any such agreements to the SEC upon request.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes:

(1)    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)    to file a post-effective amendment to this registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)    that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Rio de Janeiro, State of Rio de Janeiro, Brazil, on this 4th day of October 2018.

Oi S.A. – In Judicial Reorganization

/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name:	Carlos Augusto Machado Pereira de Almeida Brandão
Title:	Chief Financial Officer and Investor Relations Officer

/s/ Bernardo Kos Winik
Name:	Bernardo Kos Winik
Title:	Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on October 4, 2018 in the capacities indicated:

*	Chief Executive Officer
Eurico de Jesus Teles Neto	(principal executive officer)

/s/ Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer and Investor Relations Officer
Carlos Augusto Machado Pereira de Almeida Brandão	(principal executive officer)

*	Chief Accounting Officer
David Tavares Neves Nunes	(principal accounting officer)

*	Chairman of the Board of Directors
Eleazar de Carvalho Filho

*	Vice-Chairman of the Board of Directors
Marcos Grodetzky

*	Director
Henrique José Fernandes Luz

*	Director
José Mauro Mettrau Carneiro da Cunha

*	Director
Marcos Bastos Rocha

*	Director
Maria Helena dos Santos Fernandes de Santana

*	Director
Paulino do Rego Barros Jr.

*	Director
Ricardo Reisen de Pinho

*	Director
Rodrigo Modesto de Abreu

*	Director
Wallim Cruz de Vasconcellos Junior

*By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name:	Carlos Augusto Machado Pereira de Almeida Brandão
Title:	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Oi S.A. – In Judicial Reorganization in the United States, has signed this registration statement on October 4, 2018.

COGENCY GLOBAL INC.

By:	/s/ Tais Laureano
Name:	Tais Laureano
Title:	Assistant Secretary